03 FEB -6 AM 7:21

MANPA

Rule 12g3-2 (b) File N° 82-4240

Caracas, February 3th, 2003

03003668

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317

03 FEB -6 AM 7:21

PROSPECTO

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs.	45.880.188.480,oo
Capital Suscrito:	Bs.	22.940.094.240,oo
Capital Pagado:	Bs.	22.940.094.240,oo

02 OCT -8 PM 1: 44

RECIBIDO

EMISION DE PAPELES COMERCIALES AL PORTADOR

MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,oo) O SU EQUIVALENTE EN DOLARES DE LOS ESTADOS UNIDOS DE AMERICA (US$)

EMISION: 2002 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 27 de Abril de 2.001, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 15 de Junio de 2.001, Nº 42, Tomo 108-A-Pro, y aprobada por la Junta Directiva según Acta No. 884 de fecha 22 de febrero de 2002.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº 122-2002 del 07 de Agosto de 2002 y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Máximo Autorizado:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). La autorización tendrá vigencia de un año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, las cuales podrán ser en bolívares y/o dólares de los Estados Unidos de América, ninguna de las cuales podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de OCHO MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 8.000.000.000,00) o su equivalente en dólares de los Estados Unidos de América (US$). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

Para las series que se emitan en dólares de los Estados Unidos de América, se calculará el monto equivalente en bolívares al tipo de cambio referencial publicado por el Banco Central de Venezuela correspondiente al día hábil bancario anterior a la fecha de la publicación del aviso de prensa de la correspondiente serie.

En el caso de que se emita una serie de Papeles Comerciales en dólares de los Estados Unidos de América y se estableciese un control de cambios, el emisor pagara a su vencimiento en dólares de los Estados Unidos de América siempre y cuando exista un mercado legal donde se puedan adquirir las divisas. En caso de no existir este mercado el emisor cancelara en bolívares a la tasa de cambio oficial.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

1.5 Prórroga:

El plazo de vencimiento no podrá ser anticipado, y podrá ser prorrogado de acuerdo con las condiciones fijadas al momento de la emisión o por acuerdo expreso de las dos terceras (2/3) partes de los tenedores de los instrumentos, reunidos en asamblea convocada al efecto. En ningún caso el vencimiento de los títulos podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. Nº 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales.

1.6 Precio al Público y Colocación:

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrará cada serie que se emita en base a esta autorización podrá ser a su valor par, a descuento o con prima.

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

1.7 Rendimiento:

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Unico y en los avisos de prensa correspondientes.

1.8 Títulos:

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Unico por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

1.9 Pago de los Títulos:

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Unico o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

1.11 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

1.12 Calificadoras de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se indican los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

- CLASIFICADORES ASOCIADOS S & S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub-categoría **A3.**"

- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub-categoría **A2.**"

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

1.13 Representante Común de los Tenedores de Papeles Comerciales:

La Asamblea Extraordinaria de Accionistas en su reunión de fecha 27 de abril de 2.001, acordó la designación del Banco Venezolano de Crédito, S.A.C.A. como Representante Común de los Tenedores de Papeles Comerciales, tal designación

fue aprobada por la Comisión Nacional de Valores el 07 de Agosto de 2002, bajo el Nº 122-2002.

2. INFORMACION SOBRE LA ENTIDAD EMISORA Y SUS ACCIONISTAS.

2.1 Nombre, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B(Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.

2.3 Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Oficinas de Caracas:

Av. Francisco de Miranda con esquina El Parque, Torre Country Club. Piso 11, Chacaito. Caracas.

Teléfonos: (0212) 901 23 35 Fax: (0212) 901 23 17

Plantas:

<u>División Molino I.E.E., División Conversión Sacos y División F.C.R.R</u>:

Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 10 90 – 240 11 15 – 240 11 16 Fax: (0243) 240 10 33

<u>División Molino Higiénico</u>:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88 Fax: (0243) 272 39 02

<u>División Conversión Bolsas</u>:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01 Fax: (0243) 234.58.56

<u>División Conversión Productos Escolares y de Oficina</u>:

Zona Industrial II, Av. Juan Ernesto Branger, Parcela Nº 94, Valencia, Estado Carabobo.

Teléfono: (0243) 240 10 01 – 240 10 90 Fax: (0243) 234.58.56 - 240 10 33

2.4 Objeto Social:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

2.5. Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción AlpesForm, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1.992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

Por autorización de la Comisión Nacional de Valores, otorgada por Resolución número 209-92 del 06 de mayo de 1992, se convierte en Sociedad Anónima de Capital Autorizado, modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,oo a Bs. 10,oo por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,oo.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. comparte el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compra la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocarán 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1.997 una vez cumplidos los requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1.997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1.998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa contará con un centro de distribución para toda Centroamérica, lo cual arroja una proyección en las ventas por el orden de US$ 20.000.000 en los próximos tres años.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aporto la mayoría de sus inversiones al Costo y ciertas Cuenta por Cobrar.

En el año 2.001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

La estrategia de Manufacturas de Papel C.A. (MANPA) S.A.C.A. para el año 2.002 se basa en los siguientes elementos de negocio:

- Concentración absoluta en el negocio principal que es la fabricación y comercialización de papel.
- Modernización de los equipos de conversión en la División de Papel Higiénicos, tanto en Venezuela como en Trinidad.
- Modernización parcial de la flota de transporte.

2.6 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, su único competidor es Venepal:

	Año 2000	Año 2001
TISSUE	42,30%	38,30%
ENVASES – EMBALAJES	43.20%	51,80%
IMPRIMIR – ESCRIBIR	33,13%	47,30%

FUENTE: Datos Information Resources y Cálculos Propios.

2.7 Capital Social:

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Mil Seiscientos cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo)

representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Bs. 45.880.188.480,oo.

2.8 Evolución del Capital Social

A continuación se presenta la evolución del capital social:

Año	Variación Bs.	Capital Bs.	Origen	Datos de Registro		
				Fecha	Nº	Tomo
1950	0	3,500,000	Aporte Inicial	31/03/50	379	1 - B
1959	3,500,000	7,000,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000,000	25,000,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000,000	35,000,000	Capitalización de Utilidades	14/04/61	83	5 - A
1965	10,000,000	45,000,000	Capitalización de Utilidades	23/09/65	23	43 - A
1974	30,000,000	75,000,000	Capitalización de Utilidades	29/09/70	54	104 - A
1976	25,000,000	100,000,000	Capitalización de Utilidades	10/12/76	112	102 - A
1981	40,000,000	140,000,000	Capitalización de Utilidades	17/04/78	18	57 - A

Año	Variación Bs.	Capital Bs.	Origen	Datos de Registro Fecha	Nº	Tomo
1984	35,000,000	175,000,000	Capitalización de Utilidades	15/05/81	145	42 - A
1985	75,000,000	250,000,000	Capitalización de Utilidades	10/06/83	121	58 - A
1987	125,000,000	375,000,000	Capitalización de Utilidades	3/06/83	28	114 - A
1988	125,000,000	500,000,000	Capitalización de Utilidades	18/09/87	56	76 - A
1989	100,000,000	600,000,000	Capitalización de Utilidades	9/01/90	32	23 - A
1991	400,000,000	1,000,000,000	Capitalización de Utilidades	1/02/91	69	43 - A
1992	700,000,000	1,700,000,000	Capitalización de Utilidades	4/05/92	31	52 - A
1992	743,750,000	2,443,750,000	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548.000	3.408.298.000	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay.	08/02/93	33	43 - A Pro
1993	30.000.000	3.438.298.000	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.416.700	3.475.714.700	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203.400	3.481.918.100	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
199	1.743.559.100	5.230.677.200	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677.200	Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción	18/10/94	57	117-A-Pro
1995	231.250.000	5.461.927.200	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.770.880	7.646.698.080	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349.040	11.470.047.120	Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380.	21/05/96	10	125-A-Pro
1996	11.470.047.120	22.940.094.240	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,oo por acción.	27/12/96	15	361-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

2.9 Principales Accionistas.

A continuación se presenta la composición accionaria actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Accionistas	Participación
Natscumco	19,23%
Claridge, LTD	15,25%
C. V. V. Caja Venezolana de Valores (*)	7,52%
Milanasa, Corp.	7,38%
Three-D International Marketing, Inc	6,75%
Inversiones 85735, LTD	6,31%
Brown Brothers Harriman & Co.	6,10%
Fundación Carlos Delfino	4,38%
Otros (**)	27,08%
TOTAL	100,00%

(*) La C.V.V. no es accionista, el porcentaje que posee representa la totalidad de las subcuentas de los accionistas.
(**) Individualmente poseen menos del 2%.

2.10 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 18 de Abril de 2.002.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Director de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director de Cementos Táchira, C.A., Ex-presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-presidente de la Junta Directiva de C.A. Cementos Táchira, Ex-presidente de la Asociación Venezolana de Productores de Cementos.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Director de C.A. Fábrica Nacional de Cementos y Cementos Táchira.

CARLOS H. PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado. Director de Inmuebles y Valores 231107, S.A., Director de Corporación Industrial de Energía C.A.

JUAN CARLOS CARPIO DELFINO - Director Principal

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A. Director de Corporación Industrial de Energía C.A.

ALICIA M. PAPARONI M. – Director Principal

Médico Pediatra, Director de Corporación Industrial de Energía, C.A.

NELSON ISAMIT - Director Principal

Ingeniero Industrial, Gerente de Planta en Autopartes Nacionales (Autoparna), Director de Corporación Industrial de Energía, C.A.

ELENA DELFINO P.- Director Principal

Abogado, Ex-Director de Aserradero Venwood C.A., Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A.

ALFREDO GOMEZ RUIZ - Director Principal

Licenciado en Finanzas, Ex Presidente del Banco de Inversión Bancaracas, Ex Director del Banco Caracas. Ex Asesor de la Arrendadora Bancaracas, Ex Director del Banco Mercantil, C.A., S.A.C.A., Ex Director del Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A. Ex Director de la Sociedad Financiera Mercantil, C.A., Ex-Director de Bancaracas Mercado de Capitales, Ex-Director de Inversora Cibanca, Ex-Director de la Cámara de Compensaciones de Opciones y Futuros de Venezuela (CACOFV), Director Suplente de Corporación Industrial de Energía C.A., Director y miembro del Comité Ejecutivo de Inversora Bancaracas, Director de BBO Servicios Financieros, Director de BBO Casa de Bolsa, Miembro Ejecutivo del Fondo de Valores Inmobiliario.

ALFREDO EDUARDO TRAVIESO PASSIOS- Director Principal

Abogado, Presidente del Comité de Impuesto de Venamcham, Presidente de Embotelladora de Refrescos Emboca, C.A., Presidente de Crowley Logistics de Venezuela, C.A., Presidente de HSAC Logistics, C.A., Presidente de Fundación Banco Mercantil, Director Principal del Banco Mercantil, C.A. S.A.C.A., Director Principal Servicios Financieros Mercantil, C.A. S.A.C.A., Director Principal de Centro Comercial Judibana, Director Principal de C. Hellmund & Cía, S.A., Director Principal de Tapas Corona, S.A., Director Principal de ARS-DMB&B Publicidad, Director Principal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., Director Principal Telcel Celular, C.A. y Corporación Industrial de Energía, C.A. S.A.C.A.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, y Ex - Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay, Ex-Director de Corporación Industrial de Energía C.A., Director Gerente de Proyectos y Realización de Empresas, C.A.

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., promotor y director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director principal de Inmuebles y Valores 231107 S.A., Ex presidente y miembro de la directiva de la Sociedad de Ganaderos de Portuguesa, Ex director de la Federación Nacional de Ganaderos de Venezuela, Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A.

Directores Suplentes:

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ALBERTO DELFINO T - Director Suplente

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A.

FERNANDO PAPARONI M - Director Suplente

Arquitecto, Ex-Vicepresidente de Adriática de Seguros, C.A., Director Gerente General de Constructora Tramontana, C.A., Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, C.A., Ex Gerente General de C.A. Fábrica de Papel de Maracay, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Director de Turbogeneradores Venezuela, C.A., Director Suplente de Turbogeneradores Maracay, C.A., Ex Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Director de Empresas Industriales y Financieras.

RICARDO VEGAS RODRIGUEZ - Director Suplente

Licenciado en Comunicación Social. Director de Inmuebles y Valores 231107, S.A., Director Suplente de Corporación Industrial de Energía C.A.

RICARDO DELFINO M - Director Suplente

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A. Director Suplente de Corporación Industrial de Energía C.A.

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A. Miembro de la Junta Directiva de la

Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A., Profesor de la Universidad Simón Bolívar.

CARLOS SOTO RIVERA - Director Suplente
Médico Radiólogo, Director del Hospital de Clínicas Caracas y de Inmuebles y Valores 231107, S.A., Primer Vicepresidente de Corporación Industrial de Energía.

FERNANDO MICALE - Director Suplente
Arquitecto, Director de Corporación Industrial de Energía, C.A., Director de Inmuebles y Valores 231107, C.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

ARMANDO MARTINEZ M - Director Suplente
Ingeniero Civil, Master en Ingeniería Industrial, Gerente General de Soltuca.

GUILLERMO SALAS DELFINO - Director Suplente
Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.
Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.
Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales

del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión

Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER- Vicepresidente División Higiénicos.

Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

2.11 Comisarios:

Comisarios Principales:

JACOBO COHEN	C. Adm. Nº 12.915
ISABEL QUINTERO	C. P. C. Nº 15.197

Comisarios Suplentes:

JACQUELINE SUBERO	C. Adm. Nº 11.437
CLAUDIA VALENCIA	C. Adm. Nº 35.909

2.12 Auditores Externos:

DELOITTE & TOUCHE

2.13 Compañías Filiales y Afiliadas

Nombre de la Empresa:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución:	04 de Junio de 1.996
Ubicación:	Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado:	TT$ 50.000,oo
Participación:	100%
Actividad:	Conversión y comercialización de Papel Higiénico.

SIMCO

Nombre de la Empresa:	SIMCO RECYCLING CORPORATION.
Fecha de Constitución:	31 de Julio de 1.981
Fecha de Adquisición:	17 de Mayo de 1.996
Ubicación:	Miami, Florida
Capital Suscrito y Pagado:	US$ 5.000,oo
Participación:	50%
Actividad:	Recolección y procesamiento de Fibra Secundaria.

Nombre de la Empresa:	JC PAPELERAS.
Fecha de Constitución:	14 de Febrero de 1.995
Fecha de Adquisición:	23 de Enero de 1.997
Ubicación:	La Oficina Principal se encuentra en Caracas, Dtto. Federal
Capital Suscrito:	Bs. 2.137.500.000,oo
Capital Pagado:	Bs. 2.137.500.000,oo
Participación:	57%
Actividad:	Venta y distribución de artículos de escritorio, oficina, regalos y quincallería en general.

MANPA

Nombre de la Empresa:	MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución:	14 de Agosto de 1.998
Ubicación:	San José, Costa Rica.
Capital Suscrito y Pagado:	US$ 3.547.268,00
Participación:	50,00%
Actividad:	Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.

3.1. Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2001, 2000 y 1999.

Lara Marambio & Asociados
Torre Venezuela. Piso 3
Oficinas 3A y D
Av. Bolivar Norte
Urb. La Alegria
Valencia. Edo. Carabobo
Venezuela

Tel: (58) (241) 824 27 90 - 824 26 57
Fax: (58) (241) 823 41 19
www.dttve.com

Deloitte & Touche

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2001, 2000 y 1999, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas, de las evidencias que respaldan los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2001, 2000 y 1999, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

En nuestro informe de fecha 19 de febrero de 2001, nuestro dictamen sobre los estados financieros consolidados al 31 de diciembre de 2000 contenía un párrafo referente a los efectos, si hubiere alguno, sobre tales estados financieros que podrían originarse de la decisión de desincorporar los activos relacionados con el proyecto forestal, el cual se encontraba en proceso de negociación. Tal como se indica en las Notas 1 y 6 a los estados financieros consolidados, con fecha 2 de marzo de 2001, la Compañía culminó el proceso de negociación de los activos netos relacionados con el proyecto forestal, cuyo efecto final fue registrado en los resultados del año terminado el 31 de diciembre de 2001.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados reexpresados en bolívares constantes, tomados en su conjunto. En las páginas 28 a 31 se incluyen, para fines de información complementaria, los estados financieros consolidados al 31 de diciembre de 2001, 2000 y 1999, preparados sobre la base del costo histórico, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros reexpresados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la Nota 1 a los estados financieros consolidados.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. N° 10.171
C.N.V. N° S-796

Valencia – Venezuela, 19 de febrero de 2002

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2001, 2000 Y 1999
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

ACTIVO	2001	2000	1999
ACTIVO CIRCULANTE:			
Efectivo (Notas 1 y 18)	7.249.592	4.062.571	226.333
Inversiones temporales (Notas 1, 3 y 18)	-	8.983.565	16.714.804
	7.249.592	13.046.136	16.941.137
Efectos y cuentas por cobrar - neto (Notas 4, 18 y 19)	33.188.405	39.664.975	39.598.927
Anticipos a proveedores (Nota 18)	1.463.996	846.609	1.743.496
Inventarios - neto (Notas 1 y 5)	25.089.918	34.731.718	32.797.865
Gastos pagados por anticipado	233.755	298.839	484.870
Dividendos por cobrar	-	-	159.116
Otros activos circulantes - neto (Notas 1 y 6)	16.151.991	45.819.231	-
Total activo circulante	83.377.657	134.407.508	91.725.411
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 5)	1.897.330	-	-
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 7)	4.547.501	6.220.428	9.566.952
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1, 8 y 11)	226.999.429	246.436.311	288.637.011
COSTOS DE PROYECTOS FORESTALES (Notas 1 y 9)	-	-	32.985.165
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 10)	1.308.915	1.411.569	1.513.008
TOTAL	318.130.832	388.475.816	424.427.547
PASIVO Y PATRIMONIO			
PASIVO CIRCULANTE:			
Pagarés y sobregiros bancarios (Nota 18)	467.673	4.270.434	2.488.028
Porción circulante de préstamos a largo plazo (Notas 12 y 18)	7.164.717	9.277.897	12.347.774
Porción circulante de obligaciones emitidas en circulación (Nota 13)	4.690.800	5.613.473	6.817.754
Documentos por pagar (Notas 18 y 21)	2.862.844	14.325.073	9.926.346
Cuentas por pagar (Notas 14 y 18)	23.625.093	26.493.177	30.682.582
Obligaciones por operaciones de venta con arrendamiento posterior (Notas 1 y 11)	-	11.226.946	-
Gastos acumulados por pagar (Nota 18)	3.652.013	3.498.665	3.549.010
Impuestos por pagar (Notas 1 y 15)	339.594	518.337	605.755
Total pasivo circulante	42.802.734	75.224.002	66.417.249
PRESTAMOS A LARGO PLAZO (Notas 12 y 18)	8.405.000	22.649.248	32.758.020
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 13)	-	5.266.336	6.364.648
APARTADO PARA PRESTACIONES SOCIALES (Nota 1)	4.814.206	4.039.030	3.731.705
OTROS PASIVOS Y CREDITOS DIFERIDOS	252.825	212.452	86.972
INTERESES MINORITARIOS	979.902	961.828	4.752.584
Total pasivo	57.254.667	108.352.896	114.111.178
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 17)	260.876.165	280.122.290	310.316.369
TOTAL	318.130.832	388.475.186	424.427.547

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001, 2000 Y 1999
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolivares, Excepto Utilidad Neta Por Acción)

	2001	2000	1999
VENTAS NETAS (Nota 20)	158 100 109	165 430 911	172.691 672
COSTO DE VENTAS	103 687 368	118.688 033	130 559 160
UTILIDAD BRUTA	54 412 741	46 742.878	42.132.512
GASTOS DE VENTAS	21 799 170	22 729 911	24.024 030
GASTOS GENERALES Y ADMINISTRATIVOS	10 603 714	11 952.036	11.521.037
	32 402 884	34.681 947	35.545.067
UTILIDAD EN OPERACIONES	22.009 857	12.060 931	6.587.445
OTROS INGRESOS (EGRESOS)			
Pérdida en inversiones, neto	(5 404 878)	(1.571.772)	-
Realizacion inversiones temporales	(2.819 239)	-	-
Utilidad en venta de activos	-	43.764	145.973
Otros - neto	(2.999 999)	(1.708.041)	(1.386.084)
	(11.224 116)	(3.236.049)	(1.240.111)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO			
Intereses gastos	(6.246.188)	(11.895.603)	(13.741.799)
Intereses sobre inversiones temporales	683 873	1.106.056	1.284 215
Diferencias en cambio - neto	(1.331.897)	(1.256.384)	(3.466.251)
Ganancia monetaria (Nota 1)	3 518.701	8.923 682	15.673.877
	(3.375 511)	(3.122.249)	(249 958)
UTILIDAD ANTES DE IMPUESTOS	7 410.230	5.702.633	5.097.376
PROVISION PARA IMPUESTOS (Nota 15)			
Impuesto sobre la renta	2.437 228	2.730.268	191 256
Impuesto a los activos empresariales	-	-	1.464 544
	2.437 228	2.730.268	1.655 800
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	4 973 002	2.972.365	3 441 576
PARTICIPACION EN RESULTADOS DE AFILIADAS (Nota 1)	(440 892)	(146 273)	(298 488)
UTILIDAD ANTES DE INTERESES MINORITARIOS	4 532.110	2.826.092	3.143.088
INTERESES MINORITARIOS	(18 074)	338.952	22.992
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA	4 514 036	3.165.044	3.166.080
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores (Nota 15)	-	1 156 341	35.635
UTILIDAD NETA	4 514 036	4 321 385	3.201 715
UTILIDAD NETA POR ACCION (2.294 009 424 acciones promedio) (Nota 1)	1,97	1,88	1,40

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001, 2000 Y 1999
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)**

	Capital social	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 1998	22.940.094	46.692.596	119.593.551	171.586	20.011.227	21.740.061	57.168.866	288.317.981
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	-	(36.790)	-	(3.008.356)	-	(3.045.146)
SALDOS INICIALES NETOS	22.940.094	46.692.596	119.593.551	134.796	20.011.227	18.731.705	57.168.866	285.272.835
Dividendos en efectivo	-	-	-	-	-	(3.229.715)	-	(3.229.715)
Utilidad neta	-	-	-	-	-	3.201.715	-	3.201.715
Asignación del año	-	-	-	-	-	-	-	-
Resultado acumulado por traducción de filial extranjera	-	-	-	30.135	-	-	-	30.135
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	25.041.399	25.041.399
SALDOS AL 31 DE DICIEMBRE DE 1999	22.940.094	46.692.596	119.593.551	164.931	20.011.227	18.703.705	82.210.265	310.316.369
Dividendos en efectivo	-	-	-	-	-	(4.209.618)	-	(4.209.618)
Utilidad neta	-	-	-	-	-	4.321.385	-	4.321.385
Ajuste y traspaso de reserva legal de filiales desincorporadas	-	-	-	-	(13.047.958)	13.047.958	-	
Resultado acumulado por traducción de filial extranjera	-	-	-	24.100	-	-	-	24.100
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(30.329.316)	(30.329.316)
SALDOS AL 31 DE DICIEMBRE DE 2000	22.940.094	46.692.596	119.593.551	189.031	6.963.269	31.863.430	51.880.949	280.122.920
Dividendos en efectivo	-	-	-	-	-	(4.801.224)	-	(4.801.224)
Utilidad neta	-	-	-	-	-	4.514.036	-	4.514.036
Ajuste y traspaso de reserva legal de filiales a desincorporar	-	-	-	-	-	-	-	
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	-	11.032
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(18.970.599)	(18.970.599)
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	46.692.596	119.593.551	200.063	6.963.269	31.576.242	32.910.350	260.876.165

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001, 2000 Y 1999
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolivares)

	2001	2000	1999
ACTIVIDADES OPERACIONALES:			
Utilidad neta	4.514.036	4.321.385	3.201.715
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Participación de accionistas minoritarios - neto	18.074	(338.952)	(9.407)
Participación en resultados de afiliadas	440.892	146.273	298.488
Pérdida en inversiones, neto	(112.571)	1.571.772	696.071
Utilidad en venta de activos	-	(43.764)	(145.973)
Retiros y consumo de equipos y partes industriales	1.288.013	965.776	1.901.575
Provisión de inventarios	612.962	-	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	414.626	414.626	414.612
Ganancia monetaria	(3.518.701)	(8.923.682)	(15.673.877)
Depreciación	14.045.918	15.778.782	17.707.770
Amortización de cargos diferidos	75.560	47.904	106.039
Provisión para prestaciones sociales	4.960.014	3.712.165	2.679.059
Provision para costos de proyectos forestales	-	-	1.977.742
Cambios en activos y pasivos operacionales (Nota 2)	(6.397.107)	(6.609.769)	(4.857.882)
Pago de prestaciones sociales	(3.677.742)	(2.922.697)	(1.804.924)
Resultado acumulado por traducción de filial extranjera	11.032	24.100	30.135
Efectivo neto provisto por las actividades operacionales	12.675.006	8.143.919	6.521.143
ACTIVIDADES DE INVERSION:			
Disminucion en dividendos por cobrar	-	148.166	-
Aumento en costos de proyectos forestales	-	-	(1.349.926)
Ventas de activos netos proyecto forestal	17.899.964	-	-
Aumento en inversiones - neto	-	(311.957)	(427.830)
Disminución en cargos diferidos y otros activos	58.909	54.254	27.337
Compra de propiedades, planta y equipo	(2.132.594)	(4.112.609)	(6.176.387)
Venta de propiedades y equipos	-	232.367	1.079.273
Efectivo neto provisto (usado) por las actividades de inversión	15.826.279	(3.989.779)	(6.847.533)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento (disminución) en pagarés y sobregiros bancarios	(3.516.187)	2.191.874	(7.893.704)
Disminución en préstamos a largo plazo	(13.563.039)	(8.293.362)	(4.912.077)
(Disminución) aumento en obligaciones emitidas en circulación	(5.269.965)	(788.428)	12.108.024
Aumento (disminución) en documentos por pagar	(7.418.607)	2.493.205	(638.441)
Dividendos en efectivo	(4.801.224)	(4.209.618)	(3.229.715)
Efectivo neto usado por las actividades de financiamiento	(34.569.022)	(8.606.329)	(4.565.913)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	271.193	557.188	(797.839)
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(5.796.544)	(3.895.001)	(5.690.142)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	13.046.136	16.941.137	22.631.279
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	7.249.592	13.046.136	16.941.137

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001, 2000 Y 1999
(EXPRESADAS EN BOLIVARES CONSTANTES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. *Operaciones* – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año. Esta metodología difiere de la establecida en la Declaración de Principios de Contabilidad N° 10 (DPC-10) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el costo de ventas de los años 2001, 2000 y 1999 se presenten en valores inferiores de Bs. 9.217 millones, Bs. 10.151 millones y Bs. 1.046 millones, respectivamente, así mismo, el gasto de depreciación de los años 2001 y 1999, se presentan en valores inferiores de Bs. 1.948 millones y Bs. 5.356 millones, respectivamente, y el gasto de depreciación del año 2000 se presenta aumentado en Bs. 106,8 millones, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un

incremento en los resultados finales en comparación con aquellos que originaria la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2001, este efecto asciende a Bs. 3.000 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de diciembre de 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

   Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de diciembre de 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Los estados financieros consolidados al 31 de diciembre de 2000, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales y Transporte Alpes, C.A., y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A.

Los estados financieros consolidados al 31 de diciembre de 1999, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales, Corporación Forestal Imataca, C.A. y filiales, Seguridad Industrial y Forestal, C.A y Transporte Alpes, C.A., y parcialmente poseídas Corporación Forestal Guayamure, C.A. (85%), y Manufacturas de Papel de Centroamérica, S.A. (50%).

Al 31 de diciembre de 2001 y 2000, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de filiales en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros reexpresados en bolívares constantes*** – La Compañía aplica el método mixto, tal como lo establecen las normas emitidas por la Comisión Nacional de Valores, para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas de los años 2000 y 1999 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de diciembre de 2001 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales

domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado anteriormente, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 105.788 millones (Bs. 97.523 millones en 2000 y Bs. 117.967 millones en 1999) producto de la incorporación de los valores corrientes de inventarios y activos fijos, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 72.878 millones, Bs. 45.643 millones y Bs. 35.597 millones al 31 de diciembre de 2001, 2000 y 1999, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base al IPC promedio del año.

La ganancia monetaria se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2001	2000	1999
Al inicio del año	20.689,09	18.247,30	15.202,50
Al final del año	23.227,53	20.689,09	18.247.30
Promedio del año	22.037,65	19.595,84	16.860,27
Inflación del año	12,26%	13,38%	20,03%

e. ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** – Las inversiones consideradas como "negociables" se presentan a su valor razonable de mercado. Los efectos por la variación en los valores razonables de mercado de estas inversiones, se llevan a los resultados del período en el cual se devengan o se causan.

Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, son presentadas al costo ajustado con la

participación de la Compañía en las utilidades retenidas de esas afiliadas desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de filiales, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios han sido presentados al costo corriente a la fecha de cierre, el cual no excede su valor de recuperación.

Los inventarios al 31 de diciembre de 2000 y 1999 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2001 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad N° 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados

durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2000 y 1999 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2001 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos*** – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base al IPC.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones sociales*** – El apartado para prestaciones sociales comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta*** – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Uso de estimaciones en la preparación de los estados financieros*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

n. ***Estados financieros consolidados preparados sobre la base del costo histórico*** – Los estados financieros consolidados expresados en bolívares sobre la base del costo histórico se encuentran preparados de conformidad con

las bases descritas para la preparación de los estados financieros básicos, a excepción de lo referente al reconocimiento del efecto de la inflación, debido a que dichos estados financieros no están sujetos a tal reconocimiento.

o. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

p. ***Reclasificaciones*** – Algunas cifras de los estados financieros al 31 de diciembre de 2000 y 1999, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2001.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2001	2000	1999
(Aumento) disminución:			
Efectos y cuentas por cobrar	(480.481)	(4.436.288)	(5.536.771)
Anticipos a proveedores	(617.387)	896.890	13.159
Inventarios	(2.598.036)	(13.497.472)	(5.211.728)
Gastos pagados por anticipado	65.084	65.966	342.878
Aumento (disminución):			
Cuentas por pagar	(3.054.689)	2.422.802	6.538.176
Gastos acumulados por pagar	544.148	378.456	(1.371.949)
Impuestos por pagar	(191.867)	(13.883)	541.179
Otros pasivos y créditos diferidos	(63.879)	28.870	(172.826)
Variación neta de activos y pasivos operacionales de filiales en proceso de desincorporación	-	7.544.890	-
	(6.397.107)	(6.609.769)	(4.857.882)

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2001	2000	1999
Intereses	5.856.253	12.207.953	14.296.218
Impuestos	1.021.428	1.368.876	818.913

3. INVERSIONES TEMPORALES

Al 31 de diciembre de 2000 y 1999, las inversiones temporales incluyen inversiones negociables compuestas principalmente por valores en acciones y papeles comerciales, presentados a su valor de mercado, el cual se aproxima al costo. Durante el año terminado el 31 de diciembre de 2001, la Compañía realizó estas inversiones.

4. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2001	2000	1999
Comerciales	30.832.981	34.045.129	34.879.123
Compañías relacionadas (Nota 16)	97.880	6.709.054	3.805.982
Empleados	1.961.487	1.635.325	1.417.442
Deudores diversos	770.347	738.434	1.339.300
	33.662.695	43.127.942	41.441.847
Menos – apartado para cuentas de cobro dudoso	474.290	3.462.967	1.842.920
	33.188.405	39.664.975	39.598.927

5. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2001	2000	1999
Productos terminados	12.104.644	13.212.358	16.056.581
Productos en proceso	284.429	92.321	100.385
Materias primas	5.696.308	8.898.128	7.146.585
Repuestos	5.738.401	7.886.432	7.253.375
Inventario en tránsito	1.879.098	4.642.479	2.240.939
	25.702.880	34.731.718	32.797.865
Menos – provisión para obsolescencia	612.962	-	-
	25.089.918	34.731.718	32.797.865

Durante el año terminado el 31 de diciembre de 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

6. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	2001	2000	1999
Activos netos de filiales en proceso de desincorporación:					
Inmuebles 310350, C.A.	(A)	100	25.542.057	12.026.947	-
Corporación Forestal Imataca, C.A. y Filiales	(B)	100	-	10.617.180	-
Corporación Forestal Guayamure, C.A.	(B)	85	-	10.081.250	-
			25.542.057	32.725.377	-
Otras inversiones registradas al costo:					
J.C. Papeleras, C.A.	(C)	50	-	3.427.129	-
Agroindustrial Mandioca, C.A.(en etapa preoperativa)	(D)	20	-	4.003.190	-
Corporación Forestal Orinoco, C.A.	(D)	33	-	1.096.333	-
Fibras Secundarias, S.A.	(D)	33	-	114.911	-
Otras			136.084	1.043.673	-
			136.084	9.685.236	-
			25.678.141	42.410.613	-
Menos – apartado para inversiones			9.526.150	7.818.328	-
			16.151.991	34.592.285	-
Otros activos:					
Depósitos a plazo fijo	(E)		-	11.226.946	-
			16.151.991	45.819.231	-

(A) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía adicionalmente aportó la mayoría de sus inversiones registradas al costo, ciertas cuentas por cobrar y la opción sobre los créditos de reducción de emisiones comentada abajo por Bs. 13.863 millones, cuyos valores en libros eran de Bs. 21.559 millones. Al 31 de diciembre de 2001, esta filial poseía inmuebles por Bs. 11.864 millones e inversiones y opción sobre los créditos por reducción de emisiones por Bs.13.579 millones. Al 31 de diciembre de 2001, la Compañía tiene una provisión para tales inversiones por Bs. 9.526 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 2.274 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

(B) Con fecha 2 de marzo de 2001, la Compañía vendió los activos netos relacionados con los proyectos forestales por US $ 24 millones (Bs. 16.983 millones) en efectivo más una opción por 18 años sobre el 50% del valor neto de los Créditos de Reducción de Emisiones que las plantaciones puedan recibir, según los acuerdos internacionales relativos al cambio climático y el desarrollo limpio, conocidos también como Protocolo de Kyoto. La gerencia de la Compañia, con base en estudios realizados por expertos en la materia, estimó que la opción mencionada tenía un valor presente de US$ 9,2 millones (Bs. 7.029 millones). El valor en libros de los activos netos a la fecha de la transacción era de US$ 24.973 millones, en moneda constante.

(C) De acuerdo con estados financieros no auditados, la participación patrimonial en esta compañía no se considera significativa para los estados financieros consolidados, por lo que la misma se presenta al costo. Esta inversión fue transferida a Inmuebles 310350, C.A.

(D) Compañías en las cuales no se posee influencia significativa en las políticas operacionales y financieras, por lo que las mismas se presentan al costo. Estas inversiones fueron transferidas a Inmuebles 310350, C.A.

(E) Corresponde a depósitos a plazo destinados a garantizar las operaciones de venta con arrendamiento posterior celebradas durante el año terminado el 31 de diciembre de 2000. (Ver Nota 11).

7. **INVERSIONES EN AFILIADAS**

Al 31 de diciembre, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

	Nota	%	2001	2000	1999
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:					
Simco Recycling Corp. Inc.	(A)	50	4.268.638	5.101.511	5.377.173
Otras inversiones registradas al costo:					
J.C. Papeleras, C.A.	(B)	50	-	-	3.427.128
Agroindustrial Mandioca, C.A. (en etapa preoperativa)	(C)	20	-	-	3.638.787
Corporación Forestal Orinoco, C.A.	(C)	33	-	-	1.096.332
Fibras Secundarias, S.A.	(C)	33	-	-	114.911
Losani, S.A.	(B)	40	47.837	49.679	51.510
Panamericana de Licencias, S.A.	(B)	40	79.699	82.799	85.850
Inversiones Papeleras, C.A.	(B)	50	-	835.112	835.112
Otras			-	-	1.310.852
Inversiones inmobiliarias			151.327	151.327	151.327
			278.863	1.118.917	10.711.809
Menos – apartado para inversiones			-	-	6.522.030
			4.547.501	6.220.428	9.566.952

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2001	2000	1999
Activo circulante	1.096	2.198	1.575
Total activo	2.073	3.468	2.953
Pasivo circulante	2.024	2.087	1.749
Patrimonio (déficit)	(238)	1.136	848
Total pasivo y patrimonio	2.073	3.468	2.953
(Pérdida) utilidad neta	(1.374)	288	264

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 8.298 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza en un período de veinte (20) años. Al 31 de diciembre de 2001, 2000 y 1999, el monto de este exceso es de Bs. 4.358 millones, Bs. 4.772 millones y Bs. 5.188 millones, respectivamente, neto de amortización acumulada, la cual incluye una amortización adicional efectuada durante el año 1998 de Bs. 1.449 millones. Luego de esta amortización adicional, el período de amortización se redujo a catorce (14) años. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la filial con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo. Durante el año terminado el 31 de diciembre de 2001, los accionistas decidieron liquidar a Inversiones Papeleras, C.A.. Producto de lo anterior, la Compañía recibió inmuebles y maquinarias valoradas en Bs. 3.005 millones, a cuenta de su inversión y cuentas por cobrar que tenía con ésta, los cuales se presentan en la cuenta de propiedades, planta y equipo. La gerencia estima que tales activos serán utilizados en la operación.

(C) Compañías en las cuales no se posee influencia significativa en las políticas operacionales y financieras, por lo que las mismas se presentan al costo.

8. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipo se componen de (en miles de bolívares):

	Vida útil (años)	2001	2000	1999
Edificios	10 a 30	28.876.923	28.752.835	38.558.497
Maquinarias y equipos	7 a 20	224.239.623	228.225.690	241.243.401
Vehículos	3 a 6	3.168.004	4.009.648	4.632.719
Muebles, enseres y otros	5	12.896.416	14.940.825	15.111.978
		269.180.966	275.928.998	299.546.595
Menos – depreciación acumul.		55.110.115	42.097.824	28.540.074
		214.070.851	233.831.174	271.006.521
Terrenos		8.582.288	7.324.415	12.904.586
Equipos y partes industriales		2.029.807	2.296.438	2.489.340
Construcciones en proceso		2.316.483	2.984.284	2.236.564
		226.999.429	246.436.311	288.637.011

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2001, 2000 y 1999, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha septiembre de 1998, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por

la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos.

Durante el año terminado el 31 de diciembre de 2000, la Compañía modificó la vida útil de algunas maquinarias de las unidades estratégicas de molino higiénico y escolares, principalmente de quince (15) años a veinte (20) años. El efecto de este cambio en los estados financieros al 31 de diciembre de 2000, representó una reducción en el gasto de depreciación de Bs. 414 millones.

Durante los años terminados el 31 de diciembre de 2001, 2000 y 1999, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 10.535 millones, Bs. 8.790 millones y Bs. 10.812 millones, respectivamente.

Al 31 de diciembre de 2001, 2000 y 1999, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 627 millones, Bs. 735 millones y Bs. 825 millones, respectivamente, neto de amortización acumulada. Durante 2001 y 2000, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2001, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 100.011 millones (a valores actualizados de avalúo).

9. COSTOS DE PROYECTOS FORESTALES

Al 31 de diciembre de 1999, estos costos contemplan aquellos relacionados con los costos incurridos en el desarrollo de las plantaciones forestales, los cuales están siendo capitalizados, tal como lo establecen los principios contabilidad de aceptación general en Venezuela, y amortizados en función a la explotación de estas plantaciones.

Hasta el 31 de diciembre de 1998, la Compañía reexpresó los valores históricos de los costos de proyectos forestales basado en los índices de inflación aplicables de acuerdo a la Declaración de Principios de Contabilidad N° 10 (DPC-10). A partir de esa fecha, con base en estudios técnicos elaborados por especialistas, se determinaron los valores de realización de las plantaciones forestales en desarrollo. Para los años terminados el 31 de diciembre de 2000 y 1999, la incorporación de los valores reflejados por los mencionados estudios técnicos produjo una reducción en los costos de proyectos forestales y el resultado por tenencia de activos no monetarios de Bs. 8.961 millones y Bs. 5.914 millones, respectivamente.

Durante el año terminado el 31 de diciembre de 2000, la Compañía tomó la decisión de desincorporar los activos relacionados con los proyectos forestales, por estar en proceso de negociaciones. Como resultado de esta decisión, la

gerencia estimó conveniente presentar los mismos en otros activos circulantes al 31 de diciembre de 2000.

10. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2001, 2000 y 1999, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.265,4 millones, Bs. 1.341,2 millones y Bs. 1.416 millones, respectivamente, neto de amortización acumulada por Bs. 212,7 millones, Bs. 137,1 millones y Bs. 94 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

11. OPERACIONES DE VENTA CON ARRENDAMIENTO POSTERIOR

Durante el año terminado el 31 de diciembre de 2000, la Compañía celebró operaciones de venta con arrendamiento posterior de ciertas maquinarias y equipos con dos bancos locales por Bs. 9.155 millones, equivalentes al valor corriente aproximado de estos activos a la fecha de la operación. Durante el año 2001, la Compañía canceló la totalidad de las obligaciones originadas en estas operaciones.

12. PRESTAMOS A LARGO PLAZO

Al 31 de diciembre de 2001, los préstamos a largo plazo están compuestos como sigue (en miles de bolívares):

a. Préstamo de banco del exterior por US$ 5,05 millones, a una tasa de interés variable (LIBOR + diferencial), pagadero en 12 cuotas trimestrales y consecutivas de US$ 420,8 mil cada una, a partir del 23 de noviembre de 1999. Durante el año 2001 se pagó US$ 1.683 millones.	1.275.967
b. Préstamos de bancos locales, a tasas de interés variables, con plazos desde uno y medio (1,5) a tres (3) años, y vencimientos desde 2001 a 2003.	14.293.750
	15.569.717
Menos – porción circulante	7.164.717
	8.405.000

Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001, 7,75% y 10,45% para el año 2000 y 7% y 9,57% para el año 1999. Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 15,63% y 30% para el año 2001, 14,31% y 26% para el año 2000 y 23% y 41% para el año 1999.

El monto total de los pagos de capital para los próximos dos (2) años a partir del 31 de diciembre de 2001 se discriminan de la siguiente forma: Bs. 7,1 millones en 2002 y Bs. 8,4 millones en 2003.

Al 31 de diciembre de 2001, la Compañía mantiene préstamos de bancos locales por Bs. 12.294 millones que incluyen entre otras, las siguientes cláusulas restrictivas:

- Crear gravamen por un monto acumulado superior a US$ 5.000 millones.
- Constituir garantía real sobre cualquiera de sus bienes para garantizar obligaciones hasta por la cantidad de Bs. 2.500 millones, sin previa autorización del banco.
- No exceder de Bs. 25.000 millones de endeudamiento bancario total a corto plazo.
- Exigibilidad inmediata del préstamo si se produce una modificación sustancial en la composición accionaria de la Compañía, sin previa notificación al banco.
- Gravar bienes de su propiedad sin haber obtenido previamente y en cada caso, la autorización por escrito del banco.
- En caso de liquidación de la inversión en Inmuebles 310350, C.A., la Compañía no podrá generar en ningún caso una pérdida contable y/o una cuenta por cobrar en los libros.

13. EMISION DE OBLIGACIONES

Al 31 de diciembre de 2001, las obligaciones emitidas en circulación están compuestas como sigue (en miles de bolívares):

a. Obligaciones quirografarias al portador, con vencimiento el 25 de enero 2002 y 18 de febrero de 2002, con intereses a tasas variables pagaderos mensualmente.	4.690.800
Menos – porción circulante	4.690.800
	-

Durante los años terminados el 31 de diciembre de 2000 y 1999, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 595 millones y 1.090 millones, respectivamente.

14. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2001	2000	1999
Comerciales	20.344.072	20.804.173	27.108.180
Compañías relacionadas (Nota 16)	2.041.441	2.096.442	1.350.209
Otras	1.239.580	3.592.562	2.224.193
	23.625.093	26.493.177	30.682.582

15. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2001	2000	1999
Impuesto sobre la renta del año – estimado	3.074.634	6.356.202	155.621
Impuesto a compensar con traslado de pérdidas fiscales de años anteriores	-	1.156.341	35.635
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	(637.406)	(4.782.275)	-
	2.437.228	2.730.268	191.256

Para los años terminados el 31 de diciembre de 2001, 2000 y 1999, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, los ingresos obtenidos en el exterior, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Durante el año 2000, la Compañía utilizó pérdidas fiscales trasladables de años anteriores por aproximadamente Bs. 3.046 millones (a valores históricos), generándose un beneficio impositivo de Bs. 1.156 millones, el cual se presenta como partida extraordinaria. Así mismo, utilizó rebajas por inversiones trasladables de años anteriores por Bs. 3.040 millones (a valores históricos), las cuales se presentan como una reducción de la provisión de impuesto sobre la renta del año.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el Gravamen sobre los Dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el Régimen de Renta Mundial, y aquellos obtenidos por las inversiones o participaciones bajo el Régimen de Transparencia Fiscal Internacional.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta a pagar en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2001, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

16. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2001, 2000 y 1999, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2001	2000	1999
Ventas de inventarios	2.145.000	2.403.000	551.179
Compras de inventarios	3.257.291	11.875.000	11.555.655
Cargos por consumo de energía eléctrica	5.505.000	6.264.000	4.900.779

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2001	2000	1999
Cuentas por cobrar a corto plazo			
J.C. Papeleras, C.A.	57.753	1.869.713	2.031.891
Corporación Industrial de Energía, C.A.	16.031	8.884	25.796
Agroindustrial Mandioca, C.A.	15.566	-	-
Turboven Cagua Company Inc.	4.260	-	-
Turbogeneradores de Venezuela, C.A.	3.231	3.448	-
Agropecuaria Mandioca, C.A.	1.039	1.168	562.122
Turboven Maracay Company Inc.	-	685.158	70.761
Corporación Forestal Imataca, C.A.	-	3.147.871	-
Papeles Nacionales Flamingo, C.A.	-	550.113	904.493
Aserradero Venwood, C.A.	-	255.112	-
Comercializadora Acatami, C.A.	-	118.765	-
Corporación Forestal Guayamure, C.A.	-	68.822	-
Inversiones Papeleras, C.A.	-	-	210.919
	97.880	6.709.054	3.805.982
Cuentas por pagar a corto plazo			
Losani, S.A.	755.361	454.640	526.617
Turbogeneradores Maracay, C.A.	479.590	928.754	180.275
Turboven Maracay Company	433.387	-	
Seinforca, C.A.	186.122	147.761	
Simco Recycling Corp. Inc.	115.259	380.708	643.317
Inmuebles 310350, C.A.	71.722	-	
Agroindustrial Mandioca, C.A.	-	184.579	
	2.041.441	2.096.442	1.350.209

17. PATRIMONIO

Capital social

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Durante el año terminado el 31 de diciembre de 2000, la Compañía decidió ajustar el monto de la mencionada reserva, considerando para ello el referido porcentaje basado en el monto del capital social actualizado a la fecha de los estados financieros.

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Con fecha 27 de abril de 2000, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 14 de febrero de 2000, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,50 por acción, para un total de Bs. 1.147.004.712.

Con fecha 22 de marzo de 1999, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Utilidades retenidas

Al 31 de diciembre de 2001 las utilidades retenidas no distribuidas incluyen Bs. 3.319 millones de utilidades retenidas de las filiales, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, (Manpa), C.A. S.A.C.A. ascienden a Bs. 4.638 millones y Bs. 28.257 millones, respectivamente.

Según disposiciones emitidas por la Comisión Nacional de Valores, las empresas sometidas a su supervisión y control, deberán usar como base para la distribución de dividendos y participaciones estatutarias la menor, entre la utilidad obtenida con base en las cifras históricas y la utilidad obtenida con base en las cifras actualizadas, sin incluir la participación patrimonial en las ganancias de filiales y afiliadas.

18. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2001, 2000 y 1999, registrados en bolívares a la tasa de cambio de Bs.758,00, Bs. 700,00 y Bs. 649,25 por US$ 1,00, respectivamente, de acuerdo con el mercado libre de divisas:

	2001	2000	1999
		(En miles de US$)	
Activo:			
Efectivo e inversiones temporales	5.671	17.079	23.859
Cuentas por cobrar comerciales	9.139	11.464	12.352
Cuentas por cobrar compañías relacionadas	34	1.668	1.641
Anticipos a proveedores y deudores diversos	2.384	638	3.325
	17.228	30.849	41.177
Pasivo:			
Pagarés y sobregiros bancarios	1	4.009	1.287
Documentos por pagar	3.777	14.145	12.011
Cuentas por pagar comerciales	18.626	20.490	22.934
Cuentas por pagar compañías relacionadas	1.149	1.063	1.416
Gastos acumulados por pagar y otras	591	1.722	2.053
Préstamos a largo plazo	1.684	8.399	27.593
	25.828	49.828	67.294

19. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2001, 2000 y 1999, la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

20. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2001, 2000 y 1999 representan aproximadamente el 13%, 14,7% y 19% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 28,9 millones.

Al 31 de diciembre de 2001 y 2000, la Compañía mantiene créditos cedidos a instituciones financieras por Bs. 2.044 millones y Bs. 4.165 millones, respectivamente, para garantizar el financiamiento de operaciones de exportación efectuadas a compañías filiales. Estos créditos se presentan incluidos en los documentos por pagar a esa fecha.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. Dicha fianza queda limitada a la cantidad de US$ 2.350.000; de no producirse reclamo alguno, el 30 de abril de 2003 se reducirá a US$ 1.000.000 y el 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de 1er grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2001, las cartas de crédito abiertas por estos conceptos alcanzan a Bs. 632 millones.

Contingencias

Las autoridades fiscales han determinado ciertos reparos en contra de la Compañía, los cuales ascienden a Bs. 2.956 millones, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estos reparos, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2001, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1.8 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estos reparos, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

22. EVENTOS POSTERIORES

Obligaciones emitidas en circulación

En fecha 14 de enero de 2001, la Compañía pagó obligaciones quirografarias por Bs. 3.989,3 millones.

Patrimonio

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848.

Medidas económicas

Con fecha 12 de febrero de 2001, el Ejecutivo Nacional anunció una serie de medidas económicas, aún no instrumentadas en su totalidad, entre las cuales, se establece la libre flotación del tipo de cambio. A la fecha de este informe, el tipo de cambio se ubicó en aproximadamente Bs. 947 por US$ 1,00.

3.2 Estados Financieros Consolidados no Auditados (Interinos) al 31 de Marzo de 2002.

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE MARZO DE 2002
(Expresados en Miles de Bolívares)

ACTIVO	Al 31 de marzo 2002	Al 31 de diciembre 2001	2000	1999
ACTIVO CIRCULANTE:				
Efectivo (Notas 1 y 18)	9.801.713	7.760.469	4.275.006	252.235
Inversiones temporales (Notas 1, 3 y 18)	-	-	8.595.942	16.722.472
	9.801.713	7.760.469	12.870.948	16.974.707
Efectos y cuentas por cobrar - neto (Notas 4, 18 y 19)	31.774.778	35.114.346	42.052.439	42.064.217
Anticipos a proveedores (Nota 18)	1.822.536	1.567.164	906.270	1.866.363
Inventarios - neto (Notas 1 y 5)	24.923.716	26.836.791	36.996.292	35.017.208
Gastos pagados por anticipado	295.554	247.073	314.393	516.518
Dividendos por cobrar	-	-	-	170.329
Otros activos circulantes - neto (Notas 1 y 6)	15.377.915	17.290.219	49.048.104	-
Total activo circulante	83.996.212	88.816.062	142.188.446	96.609.342
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 5)	2.031.034	2.031.034	-	-
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 7)	4.836.089	4.858.975	6.621.426	10.212.064
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1, 8 y 11)	269.406.446	242.864.054	263.673.772	308.840.717
COSTOS DE PROYECTOS FORESTALES (Notas 1 y 9)	-	-	-	35.309.624
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 10)	1.336.189	1.309.931	1.414.209	1.518.626
TOTAL	361.605.970	339.880.056	413.897.852	452.490.373
PASIVO Y PATRIMONIO				
PASIVO CIRCULANTE:				
Pagarés y sobregiros bancarios (Nota 18)	7.650.000	500.630	4.571.371	2.663.359
Porción circulante de préstamos a largo plazo (Notas 12 y 18)	6.641.806	7.669.613	9.931.708	13.217.920
Porción circulante de obligaciones emitidas en circulación (Nota 13)	-	5.021.360	6.009.054	7.298.200
Documentos por pagar (Notas 18 y 21)	946.940	3.064.588	11.899.629	10.625.854
Cuentas por pagar (Notas 14 y 18)	23.419.088	24.692.289	31.718.974	32.713.489
Obligaciones por operaciones de venta con arrendamiento posterior (Notas 1 y 11)	-	-	12.018.107	-
Gastos acumulados por pagar (Nota 18)	4.625.573	3.865.877	3.728.771	3.788.462
Impuestos por pagar (Notas 1 y 15)	2.325.273	363.525	529.955	636.561
Total pasivo circulante	45.608.680	45.177.882	80.407.569	70.943.845
PRESTAMOS A LARGO PLAZO (Notas 12 y 18)	2.812.500	8.997.299	24.245.337	35.066.471
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 13)	-	-	5.637.454	6.813.164
APARTADO PARA PRESTACIONES SOCIALES (Nota 1)	5.302.436	5.153.462	4.323.659	3.994.678
OTROS PASIVOS Y CREDITOS DIFERIDOS	820.196	256.493	217.355	93.101
INTERESES MINORITARIOS	1.292.637	1.048.956	961.827	4.995.832
Total pasivo	55.836.449	60.634.092	115.793.201	121.907.091
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 17)	305.769.521	279.245.964	298.104.651	330.583.282
TOTAL	361.605.970	339.880.056	413.897.852	452.490.373

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
ESTADOS CONSOLIDADOS DE RESULTADOS
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE MARZO DE 2002
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	Período de tres meses finalizado al 31 de marzo 2002	Al 31 de diciembre 2001	2000	1999
VENTAS NETAS (Nota 20)	42.073.804	168.072.325	176.443.285	184.370.763
COSTO DE VENTAS	27.473.350	110.394.386	126.526.406	139.385.810
UTILIDAD BRUTA	14.600.454	57.677.939	49.916.879	44.984.953
GASTOS DE VENTAS	5.841.333	22.872.169	24.278.652	25.668.838
GASTOS GENERALES Y ADMINISTRATIVOS	2.650.424	11.330.433	12.654.000	12.237.667
	8.491.757	34.202.602	36.932.652	37.906.505
UTILIDAD EN OPERACIONES	6.108.697	23.475.337	12.984.227	7.078.448
OTROS INGRESOS (EGRESOS):				
Pérdida en inversiones, neto	-	(5.785.759)	(1.709.844)	-
Realización inversiones temporales	-	(3.017.910)	-	-
Utilidad en venta de activos	-	-	46.848	156.260
Otros - neto	(2.580.370)	(3.211.408)	(1.855.714)	(1.579.622)
	(2.580.370)	(12.015.077)	(3.518.710)	(1.423.362)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:				
Intereses gastos	(2.610.093)	(6.686.149)	(12.732.935)	(14.708.549)
Intereses sobre inversiones temporales	134.775	732.065	1.127.552	1.304.838
Diferencias en cambio - neto	27.281	(1.417.654)	(1.459.136)	(3.895.962)
Ganancia monetaria (Nota 1)	545.771	3.766.663	9.578.559	17.158.650
	(1.902.266)	(3.605.075)	(3.485.960)	(141.023)
UTILIDAD ANTES DE IMPUESTOS	1.626.061	7.855.185	5.979.558	5.514.063
PROVISION PARA IMPUESTOS (Nota 15):				
Impuesto sobre la renta	745.621	2.588.516	2.922.670	204.734
Impuesto a los activos empresariales	-	-	-	1.559.650
	745.621	2.588.516	2.922.670	1.764.384
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	880.440	5.313.808	3.056.888	3.749.679
PARTICIPACION EN RESULTADOS DE AFILIADAS (Nota 1)	-	(471.961)	(163.512)	(324.747)
UTILIDAD ANTES DE INTERESES MINORITARIOS	880.440	4.841.847	2.893.376	3.424.932
INTERESES MINORITARIOS	(261.527)	(19.348)	338.952	34.363
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA	618.913	4.822.499	3.232.328	3.459.295
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores (Nota 15)	-	-	1.237.828	38.146
UTILIDAD NETA	618.913	4.822.499	4.470.156	3.497.441
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	0,27	2,10	1,95	1,52

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE MARZO DE 2002
(Expresados en Miles de Bolívares)

	Al 31 de marzo	Al 31 de diciembre		
	2002	2001	2000	1999
ACTIVIDADES OPERACIONALES:				
Utilidad neta	618.913	4.822.499	4.470.156	3.497.441
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:				
Participacion de accionistas minoritarios - neto	261.527	19.348	(362.838)	(10.070)
Participación en resultados de afiliadas	-	471.962	156.581	319.522
Pérdida en inversiones, neto	2.046.345	(120.504)	1.682.534	745.123
Utilidad en venta de activos	-	-	(46.848)	(156.260)
Retiros y consumo de equipos y partes industriales	-	1.378.779	1.033.834	2.035.579
Provision de inventarios	-	656.157	-	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	-	443.845	443.845	443.830
Ganancia monetaria	(545.771)	(2.662.475)	(9.331.054)	(18.008.782)
Depreciación	3.765.593	15.035.731	16.890.710	18.955.633
Amortización de cargos diferidos	-	80.885	51.280	113.512
Provisión para prestaciones sociales	2.815.345	5.309.545	3.973.761	2.867.852
Provisión para costos de proyectos forestales	-	-	-	2.117.113
Cambios en activos y pasivos operacionales (Nota 2)	4.840.971	(6.847.910)	(7.075.558)	(5.200.216)
Pago de prestaciones sociales	(2.666.371)	(3.936.912)	(3.128.659)	(1.932.117)
Resultado acumulado por traducción de filial extranjera	-	11.809	25.798	32.259
Efectivo neto provisto por las actividades operacionales	11.136.552	14.662.759	8.783.542	5.820.419
ACTIVIDADES DE INVERSION:				
Disminucion en dividendos por cobrar	-	-	158.607	-
Aumento en costos de proyectos forestales	-	-	-	(1.445.055)
Ventas de activos netos proyecto forestal	-	19.161.371	-	-
Aumento en inversiones - neto	-	-	(333.941)	(457.979)
Disminucion en cargos diferidos y otros activos	-	63.060	58.077	29.263
Compra de propiedades, planta y equipo	(433.922)	(2.282.878)	(4.402.424)	(6.611.636)
Venta de propiedades y equipos	703.710	-	248.742	1.155.329
Efectivo neto provisto (usado) por las actividades de inversión	269.788	16.941.553	(4.270.939)	(7.330.078)
ACTIVIDADES DE FINANCIAMIENTO:				
Aumento en otros activos circulantes				
Aumento (disminución) en pagarés y sobregiros bancarios	7.650.000	(3.763.972)	2.346.335	(8.449.972)
Disminución en préstamos a largo plazo	(12.233.966)	(14.518.824)	(8.877.794)	(5.258.230)
(Disminución) aumento en obligaciones emitidas en circulación	-	(5.641.339)	(843.988)	12.961.274
Aumento (disminución) en documentos por pagar	-	(7.941.395)	2.668.901	(683.432)
Dividendos en efectivo	(4.781.130)	(5.139.565)	(4.506.269)	(3.457.312)
Efectivo neto usado por las actividades de financiamiento	(9.365.096)	(37.005.095)	(9.212.815)	(4.887.672)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	-	290.304	596.453	(854.063)
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	2.041.244	(5.110.479)	(4.103.759)	(7.251.394)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	7.760.469	12.870.948	16.974.707	24.226.101
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	9.801.713	7.760.469	12.870.948	16.974.707

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
Por el período de tres meses finalizado y los años finalizados el 31 diciembre
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE MARZO DE 2002
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 1998	22.940.094	51.599.600	128.021.288	171.586	21.421.415	23.272.079	61.197.546	308.623.608
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior	-	-	-	(36.790)	-	(3.220.354)	-	(3.257.144)
SALDOS INICIALES NETOS	22.940.094	51.599.600	128.021.288	134.796	21.421.415	20.051.725	61.197.546	305.366.464
Dividendos en efectivo	-	-	-	-	-	(3.457.312)	-	(3.457.312)
Utilidad neta	-	-	-	-	-	3.497.441	-	3.497.441
Resultado acumulado por traducción de filial extranjera	-	-	-	30.135	-	-	-	30.135
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	25.146.554	25.146.554
SALDOS AL 31 DE DICIEMBRE DE 1999	22.940.094	51.599.600	128.021.288	164.931	21.421.415	20.091.854	86.344.100	330.583.282
Dividendos en efectivo	-	-	-	-	-	(4.506.269)	-	(4.506.269)
Utilidad neta	-	-	-	-	-	4.470.156	-	4.470.156
Ajuste y traspaso de reserva legal de filiales desincorporadas	-	-	-	-	(13.967.445)	13.967.445	-	-
Resultado acumulado por traducción de filial extranjera	-	-	-	24.100	-	-	-	24.100
Resultado por tenencia de activos no monetarios	-	-	-	-	-		(32.466.618)	(32.466.618)
SALDOS AL 31 DE DICIEMBRE DE 2000	22.940.094	51.599.600	128.021.288	189.031	7.453.970	34.023.186	53.877.482	298.104.651
Dividendos en efectivo	-	-	-	-	-	(5.139.565)	-	(5.139.565)
Utilidad neta	-	-	-	-	-	4.822.499	-	4.822.499
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	-	11.032
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(18.552.652)	(18.552.652)
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	51.599.600	128.021.288	200.063	7.453.970	33.801.413	35.229.537	279.245.964
Dividendos en efectivo	-	-	-	-	-	(4.781.130)	-	(4.781.130)
Utilidad neta	-	-	-	-	-	618.913	-	618.913
Ajuste y traspaso de reserva legal de filiales a desincorporar	-	-	-	-	-	-	-	-
Resultado acumulado por traducción de filial extranjera	-	-	-	-	-	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	30.685.774	30.685.774
SALDOS AL 31 DE MARZO DE 2002	22.940.094	51.599.600	128.021.288	200.063	7.453.970	29.639.196	65.915.310	305.769.521

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
ESTADO DE COSTO DE PRODUCCION Y VENTAS
DE LOS ULTIMOS 3 EJERCICIOS ECONOMICOS Y EL PERIODO DE TRES MESES AL 31 DE MARZO DE 2002
Expresado en Miles de Bolivares Constantes del 31 de Marzo de 2002

	3 MESES FINALIZADOS AL 31 DE MARZO DE 2002	AÑO FINALIZADO AL 31 DE DICIEMBRE 2001	AÑO FINALIZADO AL 31 DE DICIEMBRE 2000	AÑO FINALIZADO AL 31 DE DICIEMBRE 1999
MANO DE OBRA DIRECTA	3.249.567	12.900.679	13.496.108	12.946.948
MATERIAL UTILIZADO :				
INVENTARIOS INICIALES	15.605.696	22.754.035	17.721.663	11.961.493
MATERIA PRIMA ADQUIRIDA	10.531.673	46.191.023	67.450.980	85.625.227
INVENTARIOS FINALES	(14.864.754)	(15.605.696)	(22.754.035)	(17.721.663)
	11.272.615	53.339.362	62.418.608	79.865.057
GASTOS INDIRECTOS:				
MANO DE OBRA INDIRECTA	1.231.891	4.882.909	6.790.299	6.514.477
MATERIALES Y REPUESTOS	2.364.664	8.874.405	8.280.395	8.746.010
DEPRECIACION	3.426.690	13.682.516	15.370.546	17.249.625
ENERGIA Y COMBUSTIBLES	2.934.677	9.435.662	9.294.671	9.033.062
OTROS GASTOS DE FABRICACION	1.821.113	6.298.725	7.822.491	4.874.711
	11.779.035	43.174.217	47.558.402	46.417.885
TOTAL COSTO DE PRODUCCION	26.301.217	109.414.258	123.473.118	139.229.890
PRODUCTOS EN PROCESO Y TERMINADOS				
INVENTARIO INICIAL	13.262.129	14.242.257	17.295.545	17.451.465
INVENTARIO FINAL	(12.089.996)	(13.262.129)	(14.242.257)	(17.295.545)
TOTAL COSTO DE VENTAS	27.473.350	110.394.386	126.526.406	139.385.810
Inventarios al inicio del periodo	28.867.825	36.996.292	35.017.208	29.412.958
Inventarios al fin del periodo	(26.954.750)	(28.867.825)	(36.996.292)	(35.017.208)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001, 2000 Y 1999 (EXPRESADAS EN BOLIVARES CONSTANTES AL 31 DE MARZO DE 2002)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año. Esta metodología difiere de la establecida en la Declaración de Principios de Contabilidad N° 10 (DPC-10) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el costo de ventas de los años 2001, 2000 y 1999 se presenten en valores inferiores de Bs. 9.867 millones, Bs. 10.866 millones y Bs. 1.120 millones, respectivamente, así mismo, el gasto de depreciación de los años 2001 y 1999, se presentan en valores inferiores de Bs. 2.085 millones y Bs. 5.733 millones, respectivamente, y el gasto de depreciación del año 2000 se presenta aumentado en Bs. 114,3 millones, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un

incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad N° 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad N° 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2001, este efecto asciende a Bs. 3.211 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de marzo de 2002 y al 31 de diciembre de 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Los estados financieros consolidados al 31 de diciembre de 2000, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales y Transporte Alpes, C.A., y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A.

Los estados financieros consolidados al 31 de diciembre de 1999, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales, Corporación Forestal Imataca, C.A. y filiales, Seguridad Industrial y Forestal, C.A y Transporte Alpes, C.A., y parcialmente poseídas Corporación Forestal Guayamure, C.A. (85%), y Manufacturas de Papel de Centroamérica, S.A. (50%).

Al 31 de diciembre de 2001 y 2000, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de filiales en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. *Estados financieros reexpresados en bolívares constantes* – La Compañía aplica el método mixto, tal como lo establecen las normas emitidas por la Comisión Nacional de Valores, para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas de los años 2001, 2000 y 1999 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de Marzo de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado anteriormente, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 113.243 millones (Bs. 104.395 millones en 2000 y Bs. 126.280 millones en 1999) producto de la incorporación de los valores corrientes de inventarios y activos fijos, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros,

de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 78.014 millones, Bs. 48.859 millones y Bs. 38.106 millones al 31 de diciembre de 2001, 2000 y 1999, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base al IPC promedio del año.

La ganancia monetaria se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, así como al 31 de Marzo de 2002 son los siguientes:

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Al inicio del año	23.227,53	20.689,09	18.247,30	15.202,50
Al final del año	24.864,37	23.227,53	20.689,09	18.247.30
Promedio del año	24.054,30	22.037,65	19.595,84	16.860,27
Inflación del año	7,05%	12,26%	13,38%	20,03%

e. ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** – Las inversiones consideradas como "negociables" se presentan a su valor razonable de mercado. Los efectos por la variación en los valores razonables de mercado de estas inversiones, se llevan a los resultados del período en el cual se devengan o se causan.

Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas afiliadas desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de filiales, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios han sido presentados al costo corriente a la fecha de cierre, el cual no excede su valor de recuperación.

Los inventarios al 31 de diciembre de 2001, 2000 y 1999 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de Marzo de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad N° 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2001, 2000 y 1999 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de Marzo de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos*** – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base al IPC.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultante se llevan a resultados.

k. ***Apartado para prestaciones sociales*** – El apartado para prestaciones sociales comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta*** – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Uso de estimaciones en la preparación de los estados financieros*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

n. ***Estados financieros consolidados preparados sobre la base del costo histórico*** – Los estados financieros consolidados expresados en bolívares sobre la base del costo histórico se encuentran preparados de conformidad con las bases descritas para la preparación de los estados financieros básicos, a excepción de lo referente al reconocimiento del efecto de la inflación, debido a que dichos estados financieros no están sujetos a tal reconocimiento.

o. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

p. *Reclasificaciones* – Algunas cifras de los estados financieros al 31 de diciembre de 2000 y 1999, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2001.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre y al 31 de Marzo de 2002, se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
(Aumento) disminución:				
Efectos y cuentas por cobrar	3.285.036	(514.340)	(4.748.912)	(5.926.946)
Anticipos a proveedores	(280.372)	(660.894)	960.094	14.086
Inventarios	1.863.075	(2.781.119)	(14.448.637)	(5.578.998)
Gastos pagados por anticipado	(48.481)	69.670	70.615	367.041
Aumento (disminución):				
Cuentas por pagar	(3.128.434)	(3.269.952)	2.593.536	6.998.920
Gastos acumulados por pagar	709.696	582.494	405.222	(1.468.630)
Impuestos por pagar	1.886.748	(205.385)	(14.861)	579.316
Otros pasivos y créditos diferidos	553.703	(68.381)	30.904	(185.005)
Variación neta de activos y pasivos operacionales de filiales en proceso de desincorporación	-	-	8.076..577	-
	4.840.971	(6.847.907)	(7.075.462)	(5.200.216)

Durante los años terminados el 31 de diciembre, así como al 31 de Marzo de 2002, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Intereses	1.757.129	6.268.942	13.068.245	15.303.670
Impuestos	223.761	1.093.408	1.465.340	876.622

3. INVERSIONES TEMPORALES

Al 31 de diciembre de 2000 y 1999, las inversiones temporales incluyen inversiones negociables compuestas principalmente por valores en acciones y papeles comerciales, presentados a su valor de mercado, el cual se aproxima al costo. Durante el año terminado el 31 de diciembre de 2001, la Compañía realizó estas inversiones.

4. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Comerciales	29.291.683	32.592.936	36.036.563	37.011.809
Compañías relacionadas (Nota 16)	56.110	104.778	7.181.840	4.074.189
Empleados	2.072.418	2.099.713	1.750.566	1.517.329
Deudores diversos	924.537	824.633	790.471	1.433.680
	32.344.748	35.622.059	45.759.441	44.037.007
Menos – apartado para cuentas de cobro dudoso	569.970	507.713	3.707.002	1.972.790
	31.774.778	35.114.346	42.052.439	42.064.217

5. INVENTARIOS

Los inventarios se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Productos Terminados	11.756.736	12.957.656	14.143.430	17.188.086
Productos en Proceso	333.260	304.473	98.827	107.459
Materias primas	6.756.838	6.097.726	9.525.178	7.650.204
Repuestos	6.715.373	6.121.575	8.259.223	7.672.601
Inventario en Tránsito	110.755	2.011.518	4.969.634	2.398.858
	25.672.962	**27.492.948**	**36.996.292**	**35.017.208**
Menos: Provisión p/Obsolescencia	749.246	656.157	-	-
Total Inventarios Corto Plazo	**24.923.716**	**26.836.791**	**36.996.292**	**35.017.208**
Inventario de Repuestos a Largo Plaza	2.031.034	2.031.034	-	-
Total Inventarios	**26.954.750**	**28.867.825**	**36.996.292**	**35.017.208**

Durante el año terminado el 31 de diciembre de 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

6. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre de 2001, 2000 y 1999, así como al 31 de Marzo de 2002 los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	Nota	%	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Activos netos de filiales en proceso de desincorporación:						
Inmuebles 310350, C.A.	(A)	100	26.937.302	27.342.001	12.874.484	-
Corporación Forestal Imataca, C.A. y Filiales	(B)	100	-	-	11.365.371	-
Corporación Forestal Guayamure, C.A.	(B)	85	-	-	10.791.674	-
			26.937.302	27.342.001	35.031.529	-
Otras inversiones registradas al costo:						
J.C. Papeleras, C.A.	(C)	50	-	-	3.668.638	-
Agroindustrial Mandioca,C.A. (en etapa preoperativa)	(D)	20	-	-	4.285.294	-
Corporación Forestal Orinoco, C.A.	(D)	33	-	-	1.173.591	-
Fibras Secundarias, S.A.	(D)	33	-	-	123.009	-
Otras			145.674	145.674	1.117.220	-
			145.674	145.674	10.367.752	-
			27.082.976	27.487.675	45.399.282	-
Menos – apartado para inversiones			11.705.061	10.197.456	8.369.284	-
			15.377.915	17.290.219	37.029.998	-
Otros activos:						
Depósitos a plazo fijo	(E)		-	-	12.018.106	-
			15.377.915	17.290.219	49.048.104	-

7. INVERSIONES EN AFILIADAS

Las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	%	Al 31 de Marzo 2002	Al 31 de Diciembre 2001	Al 31 de Diciembre 2000	Al 31 de Diciembre 1999
Inversiones registradas según el método de participación patrimonial:					
Simco Recycling Corp.	50	4.547.790	4.560.461	5.423.659	5.727.031
		4.547.790	4.560.461	5.423.659	5.727.031

	%	Al 31 de Marzo 2002	Al 31 de Diciembre 2001	Al 31 de Diciembre 2000	Al 31 de Diciembre 1999
Otras inversiones registradas al costo:					
J.C. Papelera, C.A.	50	-	-	-	3.668.637
Agroindustrial Mandioca (etapa preoperativa)	20	-	-	-	3.895.212
Corporación Forestal	33	-	-	-	1.173.590
Inversiones Papeleras, C.A.	50	-	-	893.962	893.962
Fibras Secundarias, S.A.	33	-	-	-	123.009
Losani, S.A.	40	47.997	51.208	53.180	55.140
Panamericana de Licencias, S.A.	40	78.311	85.315	88.634	91.900
Otras		-	-	-	1.403.228
Inversiones Inmobiliarias		161.991	161.991	161.991	161.991
		288.299	298.514	1.197.767	11.466.669
Menos apartado para inversiones		-	-	-	6.981.636
		4.836.089	**4.858.975**	**6.621.426**	**10.212.064**

8. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de Mayo de 2002, las propiedades, planta y equipo se componen de (en miles de bolívares):

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

	Al 31 de Marzo 2002	Al 31 de Diciembre 2001	Al 31 de Diciembre 2000	Al 31 de Diciembre 1999
Edificios	43.730.697	30.911.875	30.779.042	41.275.708
Maquinarias y equipos	262.923.410	239.909.765	244.918.476	258.107.288
Vehículos	3.388.917	3.319.253	4.292.207	4.959.186
Muebles, enseres y otros	13.813.650	13.805.224	15.993.702	16.176.916
	323.856.674	288.018.117	295.983.428	320.519.097
Menos depreciación acumulada	68.057.510	58.993.715	45.064.450	30.551.288
	255.799.164	229.024.402	250.918.977	289.967.809
Terrenos	9.187.080	9.187.080	7840.565	13.813.970
Equipos y partes industriales	1.940.477	2.172.847	2.458.268	2.664.763
Construcciones en proceso	2.479.725	2.479.725	2.455.962	2.364.174
	269.406.446	**242.864.054**	**263.673.722**	**308.840.717**

9. COSTOS DE PROYECTOS FORESTALES

Al 31 de diciembre de 1999, estos costos contemplan aquellos relacionados con los costos incurridos en el desarrollo de las plantaciones forestales, los cuales están siendo capitalizados, tal como lo establecen los principios contabilidad de aceptación general en Venezuela, y amortizados en función a la explotación de estas plantaciones.

Hasta el 31 de diciembre de 1998, la Compañía reexpresó los valores históricos de los costos de proyectos forestales basado en los índices de inflación aplicables de acuerdo a la Declaración de Principios de Contabilidad Nº 10 (DPC-10). A partir de esa fecha, con base en estudios técnicos elaborados por especialistas, se determinaron los valores de realización de las plantaciones forestales en desarrollo. Para los años terminados el 31 de diciembre de 2000 y 1999, la incorporación de los valores reflejados por los mencionados estudios técnicos produjo una reducción en los costos de proyectos forestales y el resultado por tenencia de activos no monetarios de Bs. 9.592 millones y Bs. 6.331 millones, respectivamente.

Durante el año terminado el 31 de diciembre de 2000, la Compañía tomó la decisión de desincorporar los activos relacionados con los proyectos forestales, por estar en proceso de negociaciones. Como resultado de esta decisión, la gerencia estimó conveniente presentar los mismos en otros activos circulantes al 31 de diciembre de 2000.

10. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2001, 2000 y 1999, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.354,6 millones, Bs. 1.435,7 millones y Bs. 1.516 millones, respectivamente, neto de amortización acumulada por Bs. 227,7 millones, Bs. 146,8 millones y Bs. 101 millones, respectivamente, las cuales se amortizan en un periodo de veinte (20) años.

11. OPERACIONES DE VENTA CON ARRENDAMIENTO POSTERIOR

Durante el año terminado el 31 de diciembre de 2000, la Compañía celebró operaciones de venta con arrendamiento posterior de ciertas maquinarias y equipos con dos bancos locales por Bs. 9.800 millones, equivalentes al valor corriente aproximado de estos activos a la fecha de la operación. Durante el año 2001, la Compañía canceló la totalidad de las obligaciones originadas en estas operaciones.

12. PRESTAMOS A LARGO PLAZO

Al 31 de Marzo de 2002, los préstamos a largo plazo están compuestos como sigue (en miles de bolívares):

	Expresado en Miles de Bs. Constantes del 31 Marzo 2002
a. Préstamo de banco del exterior por US$ 5,05 millones, a una tasa de interés variable (LIBOR + diferencial), pagadero en 12 cuotas trimestrales y consecutivas de US$ 420,8 mil cada una, a partir del 23 de noviembre de 1999, vence en Noviembre de 2002. Durante el año 2001 se pagó US$ 1.683 millones.	1.129.306
b. Préstamos de bancos locales, a tasas de interés variables, con plazos desde uno y medio (1,5) a tres (3) años, y vencimientos desde 2001 a 2003.	8.325.000
	9.454.306
Menos – porción circulante	6.641.806
	2.812.500

Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001, 7,75% y 10,45% para el año

2000 y 7% y 9,57% para el año 1999. Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 15,63% y 30% para el año 2001, 14,31% y 26% para el año 2000 y 23% y 41% para el año 1999.

El monto total de los pagos de capital para los próximos dos (2) años a partir del 31 de diciembre de 2001 se discriminan de la siguiente forma: Bs. 7,1 millones en 2002 y Bs. 8,4 millones en 2003.

Al 31 de Marzo de 2002, la Compañía mantiene préstamos de bancos locales por Bs. 8.325 millones que incluyen entre otras, las siguientes cláusulas restrictivas:

- Crear gravamen por un monto acumulado superior a US$ 5.000 millones.
- Constituir garantía real sobre cualquiera de sus bienes para garantizar obligaciones hasta por la cantidad de Bs. 2.500 millones, sin previa autorización del banco.
- No exceder de Bs. 25.000 millones de endeudamiento bancario total a corto plazo.
- Exigibilidad inmediata del préstamo si se produce una modificación sustancial en la composición accionaria de la Compañía, sin previa notificación al banco.
- Gravar bienes de su propiedad sin haber obtenido previamente y en cada caso, la autorización por escrito del banco.
- En caso de liquidación de la inversión en Inmuebles 310350, C.A., la Compañía no podrá generar en ningún caso una pérdida contable y/o una cuenta por cobrar en los libros.

13. EMISION DE OBLIGACIONES

Al 31 de diciembre de 2001, las obligaciones emitidas en circulación están compuestas como sigue (en miles de bolívares):

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

Obligaciones quirografarias al portador, con vencimiento el 25 de enero 2002 y 18 de febrero de 2002, con intereses a tasas variables pagaderos mensualmente.	5.021.360
Menos – porción circulante	5.021.360
	-

Durante los años terminados el 31 de diciembre de 2000 y 1999, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 595 millones y 1.090 millones, respectivamente.

14. CUENTAS POR PAGAR

Al 31 de Marzo de 2002, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Comerciales	20.175.059	21.184.378	25.667.595	28.887.200
Compañías relacionadas (Nota 16)	2.100.059	2.185.301	2.244.178	1.445.358
Otras	1.143.970	1.322.610	3.807.201	2.380.931
	23.419.088	24.692.289	31.718.974	32.713.489

15. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta se resume a continuación (en miles de bolívares):

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Impuesto sobre la Renta del año	745.621	3.291.303	6.804.122	166.588
Beneficio impositivo por traslado de pérdidas fiscales de años anteriores.	-	-	1.237.828	38.146
Rebaja por Inversiones en Propiedades, Planta y Equipo.	-	(702.787)	(5.119.281)	-
	745.621	**2.588.516**	**2.922.670**	**204.734**

16. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2001, 2000 y 1999 terminados el 31 de Diciembre, así como al 31 de Marzo de 2002 la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Ventas de inventarios	45.239	2.296.158	2.572.339	590.020
Compras de inventarios	887.813	3.486.832	12.711.829	12.369.980
Cargos por consumo de energía eléctrica	2.933.050	5.892.936	6.705.423	5.246.136

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

CUENTAS POR COBRAR	Al 31 de Marzo 2002	Al 31 de Diciembre 2001	Al 31 de Diciembre 2000	Al 31 de Diciembre 1999
Corporación Industrial de Energía, C.A.	47.649	17.161	9.510	27.614
Agroindustrial Mandioca, C.A.	-	16.663	-	-
J.C. Papeleras, C.A.	-	61.823	2.001.471	2.175.078
Inversiones Papeleras, C.A.	-	-	-	225.782
Agropecuaria Mandioca, C. A.	1.040	1.112	1.250	601.735
Turbogeneradores de Venezuela, C.A.	-	3.459	3.691	-
Corporación Forestal Imataca, C. A.	-	-	3.369.701	-
Papeles Nacionales Flamingo, C. A.	-	-	588.879	968.232
Aserradero Venwood, C. A.	-	-	273.090	-
Turboven Maracay	7.421	-	733.441	75.748
Corporación Forestal Guayamure, C. A			73.672	-
Turboven Company INC	-	4.560	-	-
Comercializadora Acatami, C. A.	-	-	127.134	-
	56.110	**104.778**	**7.181.840**	**4.074.189**

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

CUENTAS POR PAGAR	Al 31 de Marzo 2002	Al 31 de Diciembre 2001	Al 31 de Diciembre 2000	Al 31 de Diciembre 1999
Losani, C. A.	-	808.591	486.678	563.728
Turbogeneradores Maracay, C.A.	1.554.548	513.387	994.203	192.979
Turboven Company INC	-	463.928	-	-
Simco Recycling Corpration, Inc	19.033	123.381	407.536	688.651
Inmuebles 310350, C. A.	270.893	76.776	-	-
Agroindustrial Mandioca, C. A.	-	-	197.586	-
Seinforca	255.585	199.238	158.174	-
	2.100.059	**2.185.301**	**2.244.178**	**1.445.358**

17. RESERVA LEGAL

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Durante el año terminado el 31 de diciembre de 2000, la Compañía decidió ajustar el monto de la mencionada reserva, considerando para ello el referido porcentaje basado en el monto del capital social actualizado a la fecha de los estados financieros.

18. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 marzo de 2002 y al 31 de diciembre de 2001, 2000 y 1999 registrados en bolívares a la tasa de cambio de Bs. 849,50, Bs. 758,00, Bs. 700,00, Bs. 649,25 por US$ 1,00, respectivamente, de acuerdo con el mercado libre de divisas:

En Miles de US$	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Activo:				
Efectivo e inversiones temporales	6.472	5.671	17.079	23.859
Cuentas por cobrar comerciales	7.897	9.139	11.464	12.352
Cuentas por cobrar compañías relacionadas	-	34	1.668	1.641
Anticipos a proveedores y deudores diversos	3.976	2.384	638	3.325
	18.345	17.228	30.849	41.177
Pasivo:				
Pagarés y sobregiros bancarios	1.263	1	4.009	1.287
Documentos por pagar	2.061	3.777	14.145	12.011
Cuentas por pagar comerciales	15.737	18.626	20.490	22.934
Cuentas por pagar compañías relacionadas	21	1.149	1.063	1.416
Gastos acumulados por pagar y otras	564	591	1.722	2.053
Préstamos a largo plazo	-	1.684	8.399	27.293
	19.646	25.828	49.828	67.294

Comisión Nacional de Valores
Resolución Nro. 016-86 del 27 de enero de 1987

a) **Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.001, 2.000, 1.999 y los estados financieros interinos para el periodo finalizado el 31 de Marzo de 2002.**

En Miles de US$	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Activo:				
Efectivo e inversiones temporales	6.472	5.671	17.079	23.859
Cuentas por cobrar comerciales	7.897	9.139	11.464	12.352
Cuentas por cobrar compañías relacionadas	-	34	1.668	1.641
Anticipos a proveedores y deudores diversos	3.976	2.384	638	3.325
	18.345	17.228	30.849	41.177
Pasivo:				
Pagarés y sobregiros bancarios	1.263	1	4.009	1.287
Documentos por pagar	2.061	3.777	14.145	12.011
Cuentas por pagar comerciales	15.737	18.626	20.490	22.934
Cuentas por pagar compañías relacionadas	21	1.149	1.063	1.416
Gastos acumulados por pagar y otras	564	591	1.722	2.053
Préstamos a largo plazo	-	1.684	8.399	27.293
	19.646	25.828	49.828	67.294

b) **Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.**

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

c) **En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) **Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.**

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 1.999: Bs. 649,25 * US$
Al cierre del 31 de Diciembre de 2.000: Bs. 700,00 * US$
Al cierre del 31 de Diciembre de 2.001: Bs. 758,00 * US$
Al cierre del 31 de Marzo de 2.002: Bs. 894,50 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarías.

Para el período comprendido entre el 01-01-02 hasta el 31-03-02 y para los años 2.001, 2.000 y 1.999 la utilidad o pérdida cambiaría expresada en moneda constante son las siguientes:

31 de Marzo 2002	31 de Diciembre 2001	31 de Diciembre 2000	31 de Diciembre 1999
Utilidad Cambiaría	Pérdida Cambiaría	Pérdida Cambiaría	Pérdida Cambiaría
27.281	(1.417.654)	(1.417.654)	(3.895.962)

f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 31 de diciembre de 2001, 2000 y 1999, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.354,6 millones, Bs. 1.435,7 millones y Bs. 1.516 millones, respectivamente, neto de amortización acumulada por Bs. 227,7 millones, Bs. 146,8 millones y Bs. 101 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la

utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2000 y 1999 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2001 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos

Para el período comprendido entre 01/01/02 y el 31/03/02 y para los años 2001, 2000 y 1999 el cargo por concepto de gasto por depreciación de los activos fijos expresados en moneda constante al 31 de Agosto de 2000 son los siguientes:

31 de Marzo 2.002	31 de Diciembre 2.001	31 de Diciembre 2.000	31 de Diciembre 1.999
3.765.593	15.035.731	16.890.710	18.955.633

Saldos expresados en bolívares constantes.

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

3.3 Relaciones Financieras (Reexpresado en moneda Constante)

Reexpresado en Moneda Constante				
INDICADOR	**Cierre al 31-03-02**	**Cierre al 31-12-01**	**Cierre al 31-12-00**	**Cierre al 31-12-99**
AC / PC	1,84	1,96	1,77	1,36
Efect. / PC	0,21	0,17	0,16	0,24
PC / Pat.	0,15	0,16	0,27	0,21
PT / Pat	0,18	0,22	0,39	0,37

Leyenda:
AC: Activo Circulante
PC: Pasivo Circulante
Efect.: Efectivo
Pat.: Patrimonio
PT: Pasivo Total

3.4 Dictámenes de las Sociedades Calificadoras de Riesgo.

CLAVE, Sociedad Calificadora de Riesgo, C.A.
Contactos:
Otto Rivero (582) 905.6383.

Dictamen de Calificación de Riesgo.
Hoja Resumen.
Caracas - Venezuela, julio de 2002.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión Nº	Monto máximo	Plazos
Programa de Papeles Comerciales	2002-I	Bs. 8.000.000.000.00.	Entre 15 y 360 días..
Emisión aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 27 de Abril de 2001.			

Categoría	Subcategoría	Fecha del Dictamen	Edos. Financieros mas recientes	Próxima revisión
A	**A2**	10 de julio de 2002	Al 30/03/02 (no auditados)	En seis (6) meses.
Definición de la Categoría A: "Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que este pertenece o en la economía".				
Definición de la Subcategoría A2: "Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto del capital como de los intereses, es muy buena. Según la opinión del calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo".				
Por la Junta Calificadora:				
Otto Rivero S.		César Mendoza Osío		Sarino Russo V.

Fundamentos de la calificación:

- El margen operativo del Emisor se ha incrementado sostenidamente en los últimos tres ejercicios contables. mostrando un sólido 14,5% en el primer trimestre del AF02. La liquidez ha tenido igual desempeño positivo.
- En el AF01. Manpa obtuvo US$ 24 millones en efectivo por la venta de su División Forestal. Los fondos fueron aplicados parcialmente a la reducción de duda. Al cierre de dicho ejercicio. la deuda financiera neta representa 5% de las ventas netas del período (versus 15% en el ejercicio anterior).
- La cobertura de intereses se elevó a 6.5 veces en el AF01. La holgura de dicha cobertura, permite afrontar la coyuntura desfavorable de las tasas de interés activas locales.
- La reciente devaluación pronunciada de nuestro signo monetario. dará mayor competitividad a las exportaciones del Emisor y constituye un desestímulo importante a las importaciones. las cuales crecieron sin control debido a la sobrevaluación que presentaba el bolívar.

Perspectivas del Sector.

Manpa se dedica principalmente a la elaboración de productos intermedios de papel (papel en bobinas o láminas que son utilizados como insumo por empresas del ramo) de Impresión y Escritura. Envases y Embalajes e Higiénicos. y a su conversión en productos terminados de uso industrial. comercial. doméstico. escolar y de oficina. En 2001, el 39,0% de la producción se vendió en bobinas mientras que el 61.0% restante se convirtieron y vendieron como producto terminado. Las principales plantas se encuentran en Maracay, Edo. Aragua. y en Valencia. Edo. Carabobo.

Luego de crecer un 10.2% en 1999, el consumo aparente de Higiénicos y productos intermedios de papel que produce el Emisor. se contrajo en un 35.3% en 2000 y 3.4% en 2001. Los rubros mas afectados han sido los papeles de Impresión y Escritura (-61.2% en 2000 y -17,7% en 2001) y los de Envases y Envolturas (-54,5% en 2000 y -24.4% en 2001). Este comportamiento refleja la tendencia a la importación creciente de productos terminados. en lugar de la

conversión de bobinas por productores locales. El consumo de papeles Higiénicos ha sido más estable, observándose un ligero repunte en 2002 (+6,4%).

La sobrevaluación que ha experimentado el bolívar desde 1997 ha estimulado las importaciones en detrimento de la producción nacional. Las importaciones de papeles de Impresión y Escritura promedian 31.440 TM en los últimos 5 años, mientras que el promedio fue de 7.404 TM en los cinco años anteriores (1996-1992). Las importaciones de papeles de Envases y Envolturas promedian 10.296 TM en los últimos 5 años, mientras que el promedio fue de 3.206 TM en el período 1996-1992. En Higiénicos las importaciones son menos significativas, ya que este segmento goza de barreras naturales a la entrada de productos del exterior. La sobrevaluación ha afectado igualmente las exportaciones, a lo cual se agrega los atrasos del Gobierno en el pago del "Draw-Back". A pesar de la contracción en el consumo interno y la elevada capacidad ociosa, las exportaciones se han contraido desde 1997 (-9,6% en 1998; -3,4% en1999; -28.5% en 2000; -8.6% en 2001). Los segmentos mas afectados han sido Envases y Envolturas e Higiénicos, observándose una relativa estabilidad en las exportaciones de Impresión y Escritura.

En el primer semestre de 2002, el consumo se ha visto afectado como consecuencia de la recesión, el desempleo y el deterioro del salario de los trabajadores. No obstante, la reciente devaluación del bolívar desestimula las importaciones y hace mas competitivas las exportaciones. La caída pronunciada de los precios internacionales de la pulpa virgen (440 US$/TM promedio en 2001 versus 626 US$/TM promedio en 2000 para las adquisiciones de Manpa) y las fibras secundarias (221 US$/TM promedio en 2001 versus 317 US$/TM promedio en 2000 para las adquisiciones de Manpa), favorece igualmente a los productores locales.

La capacidad instalada para la producción en cada uno de los segmentos donde participa Manpa está bastante balanceada en cuanto a volumen se refiere. En los segmentos Impresión y Escritura y en Envases y Envolturas, su único competidor local es Venepal. A pesar de la contracción en el consumo interno en estos segmentos, el volumen de ventas de Manpa se contrajo levemente e incluso se recuperó en 2001 en papeles de Impresión y Escritura. Ello se debe a las crecientes dificultades financieras de Venepal, que la han llevado a una virtual paralización. La circunstancia ha sido igualmente aprovechada por los importadores, quienes controlaron en 2001 50% del mercado de Impresión y Escritura y 38% del mercado de Envases y Envolturas. En Higiénicos, el principal competidor de Manpa es Papeles Venezolanos, C.A. (Paveca). Las ventas locales de Higiénicos del emisor se contrajeron en los años 2000 y 2001 respecto a los años anteriores, debido a la contracción del consumo aparente en el año 2000 y una reducción en la participación de mercado de Manpa en ambos años. En 1996 entró un nuevo competidor, la multinacional Kimberly-Clark, mediante la adquisición de la empresa local Papeles Guaicaipuro, C.A.

Resultados financieros.

En el AF98, Manpa registró una pérdida operativa equivalente al 1,2% de sus Ventas netas, como resultado del escenario adverso bajo el cual se desarrollaron sus operaciones. Una ganancia producto de desinversiones en el área de generación eléctrica, permitió reflejar una utilidad neta en el período. A partir del AF99, el margen operativo se ha incrementado sostenidamente, mostrando un sólido 14,5% en el primer trimestre del AF02. La empresa acometió importantes programas de reducción de costos. El fin de las represalias por la entrada del nuevo competidor en Higiénicos y las dificultades operativas de Venepal, produjeron un ambiente más favorable para los precios locales. Manpa se ha concentrado en el negocio del papel. Además de la desinversión mencionada en el párrafo anterior, en el AF01 Manpa vendió los activos de la División Forestal. Los precios internacionales de las fibras primarias y secundarias has descendido desde el año 2000, lo que favorece a los productores de papel. A pesar de la contracción de la demanda interna, las perspectivas lucen favorables ya que la reciente corrección de la sobrevaluación del bolívar supone precios de exportación más competitivos y un desestimulo poderoso para las importaciones, las cuáles han ocupado un espacio importante del mercado interno.

Conforme los resultados operativos fueron incrementándose y las tasas de interés estabilizándose, la cobertura de intereses fué fortaleciéndose. Luego de invertir US$ 28,5 MM en el AF97 y US$ 18.5 MM en el AF98, las inversiones se redujeron a US$ 8.4 MM en el AF99, US$ 4,3 MM en el AF00 y US$ 6,0 MM. Ello permitió destinar fondos para la reducción de la deuda financiera neta. En el AF01, la venta de la División Forestal aportó US$ 24 millones de efectivo, siendo la reducción de deuda más drástica en ese ejercicio. Conforme se ha reducido la deuda financiera, la empresa ha mantenido un mayor porcentaje de ésta a corto plazo, la cual conlleva un costo menor. Al 31/03/02, el efectivo y equivalentes cubren 69% de la deuda financiera de corto plazo. El nivel de inversiones previstos y los mejores

resultados operativos, permiten mantener la política de reducción de deuda para los próximos años.

En el AF98, la liquidez y la prueba del ácido continuaron su tendencia decreciente, producto del bajo rendimiento operativo y de la entrada al circulante de deuda a largo plazo. En el AF99, el mejor desempeño operativo, la reprogramación con la banca los vencimientos de la deuda a corto plazo y la reducción en el ritmo de las inversiones permitieron la recuperación de ambos índices. Siguiendo la estrategia de concentración en el negocio de papel, Manpa reflejó en el activo circulante al cierre del AF00 y AF01, los activos netos de filiales en desincorporación entre los que se encontraban los relativos a la División Forestal e inmuebles propiedad de la compañía. La reducción en el ritmo de las inversiones, permitirá mantener el mayor nivel de liquidez que actualmente detenta la compañía. En el AF98, las cuentas por cobrar por exportaciones a Colombia sufrieron importantes atrasos por la recesión económica en dicho país. Entre el AF98 y el AF99, las cuentas mas riesgosas fueron aprovisionadas, afectando el margen operativo. A partir de entonces la rotación de cuentas por cobrar ha tenido un desempeño positivo. La concentración en el negocio de papel, ha mejorado la eficiencia en el uso de los activos en los dos últimos ejercicios.

Manpa ha reducido su posición corta en dólares en los últimos 3 ejercicios fiscales; ello cobra importancia debido a la fuerte devaluación que ha sufrido el tipo de cambio. El riesgo cambiario operativo se verá reducido igualmente. Las necesidades de importación de pulpa y fibras secundarias que anualmente rondan los US$ 50 millones, se han visto favorecidas por la caída en los precios internacionales. Las exportaciones que se han visto reducidas a US$ 20 millones anuales aproximadamente, se verán incrementadas por la mayor competitividad de los precios. La deuda de Manpa está contratada casi en su totalidad en bolívares. Debido a la inestabilidad del mercado cambiario en el presente año, las tasas de interés activas locales pueden alcanzar un promedio de 60% para empresas corporativas. El apalancamiento operativo de Manpa es bajo, considerando que la materia prima representa mas del 50% del costo de producción. Una reducción en los ingresos por ventas de un 10%, producto de una demanda interna menor a la esperada, sería fácilmente absorbida.

Indices Seleccionados	Al 31/12/01	Al 31/12/00	Al 31/12/99	Al 31/12/98
Solvencia y liquidez (veces)				
Liquidez (activo circulante/pasivo circulante)	1.95	1.79	1.46	1.19
Prueba del ácido	1.36	1.33	0.97	0.86
Rotación de cuentas por cobrar	5.1	4.9	4.9	4.6
Rotación de inventarios	4.1	3.4	4.0	4.9
Efectivo e Inversiones temporales/Activo circulante	0.09	0.10	0.22	0.28
Rentabilidad (%)				
Margen operativo	13.9	7.3	3.7	-1.2
Margen neto	2.9	2.6	1.7	1.8
Utilidad neta/Patrimonio	1.7	1.5	0.9	1.0
Utilidad neta/Total Activos	1.4	1.1	0.7	0.7
Endeudamiento (veces)				
EBITDA/Intereses netos	6.50	2.58	1.68	0.80
Deuda financiera neta/Ventas netas	0.05	0.15	0.17	0.19
Pasivo/Patrimonio	0.22	0.39	0.36	0.45
Pasivo circulante/Pasivo	0.75	0.69	0.58	0.63
Deuda financiera/Pasivo	0.36	0.43	0.53	0.56
Efectivo y equiv./Deuda financiera a corto plazo	0.59	0.68	0.99	0.81
Deuda financiera neta (Bs. constantes de Marzo 2002)	14.428	36.429	42.137	49.455
Eficiencia (veces)				
Ventas netas/Total activo	0.50	0.43	0.40	0.40
Ventas netas/Activo fijo	0.70	0.67	0.60	0.61

Accionistas		Participación
Claridge, L.T.D.		15,26%
Armameca Bienes Raíces, C.A.		14,12%
Three-D International Marketing Inc.		6,75%
Inversiones 85735, C.A.		6,32%
Brown Brothers Harriman & Co.		6,10%
Milanasa Corp.		6,04%
Fundación Carlos Delfino		4,36%
Veta Holdings AVV		2,80%
Inversiones Moravia, C.A.		2,22%
Inversiones SF118, C.A.		2,17%
Otros con menos del 2,17%		33,87%
	Total	100,00%

PROGRAMAS DE EXPANSION Y CRECIMIENTO.

La Gerencia de Mampa no tiene previsto realizar inversiones o desinversiones significativas de capital, durante el período de vigencia de los papeles comerciales. Las inversiones previstas están destinadas a la optimización de los procesos productivos y se ubican en niveles equivalentes al 5,45% de las ventas netas en el AF02 y 7,35% en el AF03.

IMPACTO DE LA EMISION.

El Programa de Papeles Comerciales hasta por un monto de Ocho mil millones de bolívares (Bs. 8.000.000.000,00) será destinado a cubrir necesidades de capital de trabajo, permitiéndole al Emisor sustituir préstamos bancarios a corto plazo, cuando las tasas devengadas por los Papeles sean mas bajas a las ofrecidas por la banca.

Junta Calificadora:

Sarino Russo V.

Otto Rívero S.

César Mendoza Osio

ADVERTENCIA.

El presente Dictamen no implica recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

CARACTERÍSTICAS DE LA EMISIÓN

Nombre del Emisor : *Manufacturas de Papel, C.A. (Manpa) S.A.C.A.*

Descripción de los Títulos: Emisión de Papeles Comerciales al portador hasta por la cantidad de OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000) O SU EQUIVALENTE EN DOLARES DE LOS ESTADOS UNIDOS DE AMERICA, aprobada por la Asamblea General de Accionistas celebrada el 27 de abril de 2001.

Plazo de los Títulos: Entre 15 y 360 días.

Últimos estados financieros considerados: Estados financieros no auditados al 31 de marzo de 2002, expresados tanto en valores históricos como constantes.

DICTAMEN DE CALIFICACIÓN

Definición de la Categoría: Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía. Sólo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado.

Definición de la Sub-Categoría: Se trata de instrumentos que presentan para el inversor un muy bajo riesgo. Cuentan con una adecuada capacidad de pago, del capital e intereses, en los términos y plazos pactados. A juicio del calificador, sólo en casos extremos, eventuales cambios en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, podrían incrementar levemente el riesgo del instrumento bajo consideración.

Periodicidad de la revisión de la calificación durante la vigencia del título: NOVENTA (90) DIAS contados a partir de la fecha de autorización para realizar oferta pública por parte de la Comisión Nacional de Valores; cuando la Sociedad Calificadora de Riesgo tenga conocimiento de hechos que, por su naturaleza, sean susceptibles de alterar sustancialmente la capacidad de pago del emisor, del capital o de los intereses; o cuando ello sea exigido por la Comisión Nacional de Valores.

SUSTENTO

Manufacturas de Papel, C.A. (Manpa), fue fundada el 30 de marzo de 1950 con el objetivo de fabricar sacos multipliegos destinados a cubrir las necesidades de C.A. Fábrica Nacional de Cementos. Actualmente, Manpa es una compañía papelera integrada verticalmente, orientada a la producción de sacos industriales multipliegos, bolsas, productos escolares y de oficina, resmas, resmillas, formas continuas y papel tissue.

Durante el año 2001, la industria papelera venezolana se desenvolvió en un entorno adverso, ya que se apreció un descenso de la producción nacional de papeles, cartulinas y cartones de 433.942 a 426.239 tm, representando una caída del 1,78%; mientras que el consumo aparente decreció un 5,23% respecto al año anterior, según las cifras de Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA). La entrada de productos terminados importados debido a la sobrevaluación del bolívar respecto al dólar estadounidense, la mala interpretación de ciertas exoneraciones arancelarias y el ingreso ilegal de papel importado, han sido factores que han reducido en un tercio los niveles de producción nacional, ocasionando que el número de empresas y la fuerza laboral del sector haya disminuido en un cincuenta por ciento en los últimos cuatro años. En el año fiscal 2001, los volúmenes de venta consolidados de Manpa, excluyendo las ventas de la División Forestal en el año 2000 para fines comparativos, se incrementaron en 2,70% respecto al año anterior, al pasar de 134.440 a 138.073 tm, producto del incremento de la demanda local por el crecimiento de la actividad económica doméstica y por la salida del mercado de un productor importante, reflejándose principalmente en los rubros de resmas, resmillas y formas continuas, que compensó el efecto adverso de la mayor importación de papel blanco producto de la sobrevaluación del bolívar, el ingreso al mercado local de forma ilegal de ciertos tipos de papel blanco y el descenso de las exportaciones. Para el primer trimestre del año 2002, el volumen de ventas se redujo en 9,14% con relación al mismo periodo del año pasado, para alcanzar 33.405 tm, producto del menor nivel de demanda doméstica, fundamentalmente en las áreas de Imprimir-Escribir y de Empaque-Embalaje.

A Dic-01, los indicadores de liquidez de Manpa registraron un crecimiento en términos constantes con relación al ejercicio anterior, ubicándose en el nivel más elevado de la serie analizada, alcanzando 1,95x la liquidez y 0,94x la liquidez ácida (1,79x y 0,65x a Dic-00, respectivamente), producto de la cancelación de pagarés bancarios, documentos por pagar y arrendamientos financieros por un monto global de Bs. 28.359 millones, financiada a través de la mayor generación de efectivo en operaciones y de la venta de la división forestal (US$ 45 millones), que compensó el descenso real de los inventarios, asociado al manejo eficiente de los mismos y a los menores precios internacionales de la materia prima. A Mar-02, los citados índices experimentan una reducción al situarse en 1,55x y 0,84x, respectivamente, debido principalmente al registro dentro de la partida de inversiones, activos previamente destinados a liquidación y a la caída del saldo de las cuentas por cobrar motivado a la mejor gestión de cobranzas; no obstante, estos ratios se mantienen en niveles satisfactorios.

Desde el año 2000, a fin de compensar el desempeño del sector papelero nacional, la gerencia aplicó una serie de políticas basadas en el redimensionamiento de la empresa a través de la desincorporación de activos no medulares, la reducción de costos y una mayor eficiencia en cuanto

Ref.:007-017

Categoría

A

Sub-Categoría

A3

EDUARDO GRASSO V.

JUAN A. RODRIGUEZ B.

HILARIO RAMIREZ M.

Caracas, 9 de julio de 2002.

SUSTENTO (Continuación)

al manejo del capital de trabajo no financiero, teniendo como objetivo la reducción de la deuda financiera. De esta forma, observamos dentro del ciclo de caja, una reducción del periodo promedio de cobro comercial de 79 a 62 días, debido a la mejor gestión de cobranza y por la mayor composición de ventas locales. Por su parte, la velocidad de realización de los inventarios registró un mejoramiento al ubicarse en 88 días. Por su parte, el periodo de pago promedio a proveedores descendió a 72 días a Mar-02, debido al descenso del precio y a las menores compras de materias primas.

El nivel de endeudamiento total en valores constantes de Manpa a Dic-01 registra un considerable decrecimiento respecto al año anterior, al evolucionar de 0,38x a 0,22x, situándose en niveles adecuados e inferiores al promedio de la serie analizada. Este desempeño estuvo determinado principalmente por la estrategia de la empresa de cancelar los pasivos financieros a través de los fondos generados por la venta de la división forestal (US$ 45 millones) y del flujo de caja operacional; de esta forma, la deuda financiera neta se redujo de Bs. 36.429 millones a Dic-00 a Bs. 14.428 millones a Dic-01. Ello contrarrestó la contracción de la base patrimonial en 6,87% en el período, debido al efecto de la tenencia de activos no monetarios, para alcanzar Bs. 279.260 millones. Como consecuencia, la relación de gastos financieros a utilidad operativa ha registrado un descenso importante durante el año 2001 para alcanzar 0,25x (0,89x a Dic-00), aunado por la caída tanto de las tasas de interés promedio domésticas y foráneas. De esta manera, la empresa ha reducido su exposición ante cambios en las tasas de interés. A Mar-02, producto de la cancelación de deuda financiera a corto y largo plazo, el pasivo total decreció en 7,31% alcanzando Bs. 55.836, ocasionando que el índice de endeudamiento patrimonial se redujera a 0,18x; sin embargo, debido al incremento de las tasas de interés locales, la relación de gastos financieros a utilidad operativa se incrementó a 0,41x, manteniéndose en niveles adecuados.

El riesgo cambiario de Manpa se ha ubicado en niveles bajos durante la serie en estudio, debido a la constante política de mantener disponibilidades de caja en dólares dada la incertidumbre del entorno macroeconómico. A Dic-01, la relación calce de monedas a patrimonio experimentó un descenso respecto al ejercicio anterior (-2,50% versus -5,33%) a pesar de mantener un saldo deficitario, debido a la estrategia de minimizar la exposición cambiaria a través de la cancelación de pasivos financieros a corto y largo plazo, así como documentos por pagar denominados en moneda extranjera por un saldo total de US$ 21.091 millones. A Mar-02, el mencionado ratio muestra un comportamiento satisfactorio, ya que la posición en moneda extranjera registró un saldo superavitario gracias a la mayor acumulación de efectivo denominado en dólares y por el crecimiento de las cuentas por cobrar asociadas a las ventas en el exterior, debido al mayor dinamismo de las exportaciones en el trimestre; de esta forma, la relación de calce de moneda a patrimonio se situó en un nivel satisfactorio de 0,65%.

Durante los últimos años, Manpa ha operado en un entorno caracterizado por un reducido dinamismo del consumo interno y una desaceleración de la actividad industrial, junto con una pérdida del nivel de competitividad del bolívar frente a sus principales socios comerciales. Sin embargo, la rotación del activo total y del activo fijo de la empresa, experimentó un leve aumento en el ejercicio finalizado en Dic-01, afectado por la desincorporación de la división forestal y la reducida inversión en planta. Todo ello, unido al proceso de control de costos, eliminación de gastos de publicidad, así como por la reducción de los precios promedio de la materia prima en los mercados internacionales, y el descenso del costo de financiamiento por la reducción de la deuda financiera neta, implicaron un incremento del margen operativo y neto a 13,92% y 2,86% respectivamente, no obstante, en el caso de este último margen de la no utilización de pérdidas fiscales anteriores (7,29% y 2,61% en el 2000). Ello derivó en un aumento en términos constantes de los niveles de rentabilidad de los activos disponibles (ROA) y de los recursos propios (ROE), al situarse en 1,28% y 1,67% respectivamente (1,06% y 1,46% a Dic-00). A Mar-02, debido al mayor costo integral de financiamiento por efecto del incremento de las tasas de interés locales y la menor ganancia monetaria gracias a la mayor proporción de activos monetarios, que compensó el mayor margen operativo, tanto el ROA como el ROE, desmejoran a 0,71% y 0,85%, respectivamente.

Históricamente, el flujo de caja operativo y la cobertura de intereses netos de Manpa han mostrado un comportamiento cíclico que implica una relativa volatilidad, obedeciendo al desempeño del mercado papelero local, a las variaciones de los precios internacionales de la pulpa, a la evolución de las tasas de interés y los deslizamientos del tipo de cambio, los cuales en su conjunto determinan el manejo del capital de trabajo no financiero. No obstante, la cobertura de intereses promedio para la serie analizada se ubica en niveles adecuados. En el ejercicio 2001, el flujo de caja operativo calculado por S&S en términos históricos, muestra un incremento de 128%, al totalizar Bs. 9.185 millones, producto del incremento del margen operativo y la menor rotación del inventario y de las cuentas por cobrar, mientras que la cobertura de intereses se sitúa en 2,75x, nivel ligeramente superior al promedio de la serie objeto de estudio (1,45 veces veces a Dic-00). A Mar-02, tanto el flujo de caja operativo como la cobertura mejoran a Bs. 8.788 millones y 4,64x, respectivamente, producto del menor plazo de crédito a clientes, mayor realización de inventarios y del aumento del margen operativo.

De acuerdo a las proyecciones y análisis de sensibilidad realizados por Clasificadores Asociados S&S en bolívares históricos, para el ejercicio anual culminado en Dic-2002 y el periodo de seis meses finalizado a Jun-2003, bajo dos escenarios, enmarcados por un proceso de ajuste de las principales variables macroeconómicas, un reducido dinamismo del mercado papelero local y un ciclo expansivo de los precios internacionales de la pulpa (reduciendo los márgenes de ganancia de la empresa). La cobertura de gastos financieros se ubicaría en un mínimo de 3,54 veces, mientras que la cobertura de capital e intereses se situaría en 1,22 veces, incluyendo el impacto de la emisión objeto de estudio. Para el periodo de análisis se consideró un nivel máximo de devaluación de 100%, una inflación acumulada máxima de 50% y unas tasas activas que se ubicarían en un promedio máximo de 51%.

La Junta Calificadora, tomando en cuenta la evolución de los índices de liquidez, la importante reducción de la deuda neta, la mejora del margen operativo, el incremento de las coberturas de intereses provista por el flujo de caja operativo, las adecuadas coberturas de capital e intereses proyectadas, el bajo dinamismo del sector papelero doméstico, la relativa variabilidad histórica del flujo de caja operativo, así como un entorno económico incierto para el plazo de los títulos y su efecto en el desempeño del sector manufacturero en general, le otorga a la presente emisión la ***Categoría "A", Sub-Categoría "A3".***

4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, a través de las siguientes personas:

- JUAN ANTONIO LOVERA — Telf.: 901.23.25 / 23.35
- LETICIA LEVEL — Telf.: 901.22.45

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:

- JUAN ANTONIO LOVERA — ***C.I. N° 5.534.882***
Vicepresidente Corporativo de Finanzas

- LETICIA LEVEL — ***C.I. N° 6.401.405***
Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaíto

TELEFONOS: 901.23.35

FAX: 901.23.17

INDICE GENERAL

Manufacturas de Papel, C.A., (MANPA) S.A.C.A

EMISION DE PAPELES COMERCIALES AL PORTADOR
-2002-
Monto Máximo Autorizado: Bs. 8.000.000.000,00

Coordinador:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries

Report of Independent Public Accounts

Consolidated Financial Statements

Years ended at December 31, 2001 and 2000---

03 FEB -6 AM 7:21

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries

Table of Content

[Letterhead of Deloitte & Touche]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2001 and 2000, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted form material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A.

(MANPA) S.A.C.A. and Subsidiaries at December 31, 2001 and 2000 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities Commission.

In our report dated February 19, 2001 our report about the consolidated financial statements at December 31, 2000 had a paragraph regarding the effects, if any, on such financial statements that may come form the decision to dispose of assets related to the forest project under negotiation. As indicated in Notes 1 to 6 to the consolidated financial statements dated March 2, 2001 the Company ended the negotiation process of net assets related to the forest project, which final effect was registered wit the outcome of the year ended at December 31, 2001.

Our audits were made in order to state an opinion about the consolidated financial statements in constant bolivars, taken as a whole. Pages 26 to 29 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2001 and 2000 prepared on a historical cost base, thus complying with the provisions of the National Securities Commission. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note 1 to the financial statements.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10.171

C.N.V. No.S-796

Valencia – Venezuela, February 19, 2002--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2001 AND 2000

IN HISTORICAL BOLIVARS

(Stated in thousands of Bs.)

REPUBLICA DE VENEZUELA
4
INTERPRETE PUBLICO
JUDITH HERNANDEZ MORA

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash (Notes 1 and 17)	7,249,592	4,062,571
Temporary investments (notes 1, 3 and 17)	-	8,983,565
	7,249,592	13,046,136
Bills and accounts receivable – net (Notes 4, 17 and 18)	33,188,405	39,664,975
Advances to suppliers (Note 17)	1,463,996	846,609
Inventory – net (Note 1 and 5)	25,089,918	34,731,718
Expenses paid in advance	233,755	298,839
Other current assets – net (Notes 1 and 6)	16,151,991	45,819,231
Total Current Assets	83,377,657	134,407,508
LONG-TERM SPARE PARTS INVENTORY (Note 5)	1,897,330	-
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 7)	4,547,501	6,220,428
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1, 8 and 10)	226,999,429	246,436,311
DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 9)	1,308,915	1,411,569
TOTAL	318,130,832	388,475,816
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts (Note 17)	467,673	4,270,434
Current portion of long-term loans (Notes 11 and 17)	7,164,717	9,277,897
Current portion of current obligations issued (Note 12)	4,690,800	5,613,473
Documents payable (Notes 17 and 20)	2,862,844	14,325,073
Accounts payable (Notes 13 and 17)	23,625,093	26,493,177
Obligations for leaseback operations (Notes 1 and 10)	-	11,226,946
Accumulated expenses payable (Note 17)	3,652,013	3,498,665

Taxes payable (Notes 1 and 14)	339,594	518,337
Total current liabilities	42,802,734	75,224,002
LONG-TERM LOANS (Notes 11 and 17)	8,405,000	22,649,248
CURRENT OBLIGATIONS ISSUED (Note 12)	-	5,266,336
PROVISION FRO SEVERANCE BENEFITS (Note 1)	4,814,206	4,039,030
OTHER LIABILITIES AND DEFERRED CREDITS	252,825	212,452
Total liabilities	56,274,765	107,391,068
MINORITY INTERESTS	979,902	961,828
SHAREHOLDER'S EQUITY – As per attached financial statement (Note 1 and 16)	260,876,165	280,122,920
TOTAL	318,130,832	388,475,816

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

FOR THE YEARS ENDED AT DECEMBER 31, 2001 AND 2000

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousands bolivars, except net income per share)

	2001	2000
NET SALES (Note 19)	158,100,109	165,430,911
SALES COSTS	103,687,368	118,688,033
GROSS INCOME	54,412,741	46,742,878
SALES EXPENSES	21,799,170	22,729,911
ADMINISTRATIVE EXPENSES AND OVERHEADS	10,603,714	11,952,036
	32,402,884	34,681,947
OPERATING INCOME	22,009,857	12,060,931
OTHER INCOME (DISBURSEMENTS):		
Loss in investment, net	(5,404,878)	(1,571,772)
Realization in temporary investments	(2,819,239)	-
Income from selling assets	-	43,764
Others-net	(2,999,999)	(1,708,041)

PUBLICO

	(11,224,116)	(3,236,049)
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(6,246,188)	(11,895,603)
Interests on temporary investments	683,873	1,106,056
Exchange differences – net	(1,331,897)	(1,256,384)
Monetary earnings (Note 1)	3,518,701	8,923,682
	(3,375,511)	(3,122,249)
PROFITS BEFORE INCOME TAX	7,410,230	5,702,633
TAX PROVISION (Note 14):		
Income tax	2,437,228	2,730,268
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES		
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(440,892)	(146,273)
INCOME BEFORE MINORITY INTERESTS	4,532,110	2,826,092
MINORITY INTERESTS	(18,074)	338,852
INCOME BEFORE EXTRAORDINARY ITEM	4,514,036	3,165,044
EXTRAORDINARY ITEM – Tax benefit for tax loss carryforwards from previous years (Note 14)	-	1,156,341
NET INCOME	4,514,036	4,321,385
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	1.97	1.88

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2001 AND 2000

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousand bolivars)

	2001	2000
OPERATING ACTIVITIES:		

Net earnings	4,514,036	4,321,385
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	18,074	(338,952)
Participation in results from affiliates	440,892	146,273
Profits from investments, net	(112,571)	1,571,772
Profits from selling assets	-	(43,764)
Removal and use of equipment and industrial parts	1,288,013	965,776
Provision for inventory	612,962	-
Amortization of excess of cost on book value of shares from affiliates	414,626	414,626
Monetary earnings	(3,518,701)	(8,923,682)
Depreciation	14,045,918	15,778,782
Amortization of deferred charges	75,560	47,904
Provision for severance benefits	4,960,014	3,712,165
Changes in operating assets and liabilities (Note 2)	(6,397,107)	(6,609,769)
Payment of severance benefits	(3,677,742)	(2,922,697)
Accumulated result for translation from foreign affiliate	11,032	24,100
Net cash provided for operating activities	12,675,006	8,143,919
INVESTMENT ACTIVITIES:		
Reduction in dividends receivable	-	148,166
Sale of net assets forest project	17,899,964	-
Increase in investments – net	-	(311,957)
Reduction in deferred charge and other assets	58,909	54,254
Purchasing of sales, plant and equipment	(2,132,594)	(4,112,609)
Sale of property and equipment	-	232,367
Net cash provided for (used in) investment activities	15,826,279	(3,989,779)
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	(3,516,187)	2,191,874
Reduction of long-term loans	(13,563,039)	(8,293,362)

Reduction of outstanding obligations issued	(5,269,965)	(788,428)
Increase (reduction) in documents payable	(7,418,607)	2,493,205
Cash dividends	(4,801,224)	(4,209,618)
Net cash used by financing activities	(34,569,022)	(8,606,329)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	271,193	557,188
NET REDUCTION IN CASH AND CASH EQUIVALENTS	(5,796,544)	(3,895,001)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	13,046,136	16,941,137
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	7,249,592	13,046,136

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2001 AND 2000

(STATED IN CONSTANT BOLIVARS)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, the Company used the provisions of the standards issued by the National Securities Commission,

which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year. This methodology defers from that established in the Declaration of Accounting Principles No.10(DPC-10) issued by the Venezuelan College of Public Accountants, stating that this latter sets forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost of the years 2001 and 2000 and the depreciation expense of the year 2001 are presented in values of less than Bs.9,217 million, Bs.10,151 million and Bs.1,948 million, respectively, and the depreciation expense of the year 2000 is presented by increasing in Bs.106.8 million, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange of the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that

established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College. The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities Commission, such effects are presented as a reduction of the initial equity of the Company for the year ended at December 31, 2001. This effect amounts to Bs.3,000 million approximately.

c. *Consolidation* – The consolidated financial statements at December 31, 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company its net assets.

The consolidated financial statements at December 31, 2000 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries fully owned: First Caribbean Finance Ltd. and affiliates and Trasnporte Alpes, C.A., and 50% partially owned Manufacturas de Papel de Centroamérica, S.A.

At December 31, 2001 and 2000 the management deemed convenient to present in other current assets the net assets froma ffilaites in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method as established in the standards issued by the National Securities Commission to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) , published by Banco Central de Venezuela, was used in the metropolitan area of Caracas.

For the purposes of comparability, the consolidated financial statements and the 2000 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2001 by applying the annual variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

The income account for holding non-monetary assets comprises Bs.105,788 million (Bs.97,523 million in 2000) product of the incorporation of the current values of inventories and fixed assets less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National

Securities Commission, which amount to Bs.72,878 million and Bs.45,643 million at December 31, 2001 and 2000, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, end and average for the years ended at December 31 are the following:

	2001	2000
At the beginning of the year	20,689.09	18,247.30
At the end of the year	23,227.53	20,689.09
Average for the year	22,037.65	19,595.84
Inflation of the year	12.26%	13.38%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – The investments considered as "negotiable" are presented at its reasonable market value. The effects for variation in the reasonable market values of these investments are carry forward to results from the period when they are earned or generated.

Permanent investments in affiliates where there is participation between 20% and 50% are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of its acquisition, when these are significant. The investments in companies where participation

is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* – The inventories have been presented at current cost at the date of closure, which does not exceed its recovery value.

The inventories at December 31, 2000 stated in current costs at that date were restated in constant bolivars as of December 31, 2001 by applying the annual variation of the Consuemr Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI t that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities.

The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2000 stated in regular costs at that date were restated in constant bolivars at December 31, 2001 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Consolidated financial statements prepared on a historical cost base* – The consolidated financial statements stated in bolivars based on a historical cost are prepared pursuant to the bases described to prepare the basic financial statements, except that referred to the acknowledgment of the effect for inflation since such statements are not subject to recognition.

o. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

p. *Reclassifications* – Some figures of the financial statements at December 31, 2000 have been reclassified for comparison purposes against those of the years ended at December 31, 2001.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousands of bolivars):

	2001	2000
(Increase) reduction:		
Bills and accounts receivable	(480,481)	(4,436,288)
Advances to suppliers	(617,387)	896,890
Inventories	(2,598,036)	(13,497,472)
Expenses paid in advance	65,084	65,966

Increase (reduction):		
Accounts payable	(3,054,689)	2,422,802
Accumulated expenses	544,148	378,456
Taxes payable	(191,867)	(13,883)
Other liabilities and deferred credits	(63,879)	28,870
Net variation of assets and operating liabilities of subsidiaries in process of disposal	-	7,544,890
	(6,397,107)	(6,609,769)

The itemization of monetary results of the fiscal year used by activity for the years ended at December 31 is as follows (in thousand bolivars):

	2001	2000
Operating	(4,180,738)	(199,032)
Investing	(615,383)	3,997,973
Financing	8,043,629	4,567,553
Cash	271,193	557,188
	3,518,701	8,923,682

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousands bolivars):

	2001	2000
Interests	5,856,253	12,207,953
Taxes	1,021,428	1,368,876

3. TEMPORARY INVESTMENTS

At December 31, 2000 temporary investments include negotiable investments mainly comprising values in shares and commercial papers, presented at their market value, which are close to cost. For the year ended at December 31, 2000 the Company made these investments.

4. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousands bolivars):

	2001	2000
Commercial	30,832,981	34,045,129
Related companies (Note 15)	97,880	6,709,054
Employees	1,961,487	1,635,325
Sundry debtors	770,347	738,434
	33,662,695	43,127,942
Less – provision for doubtful accounts	474,290	3,462,967
	33,188,405	39,664,975

5. INVENTORIES

At December 31, inventories comprised the following (in thousands bolivars):

	2001	2000
Finished products	12,104,644	13,212,358
In-process products	284,429	92,321
Raw materials	5,696,308	8,898,128
Spare parts	5,738,401	7,886,432
In-transit inventory	1,879,098	4,642,479
	25,702,880	34,731,718
Less – provision for obsolescence	612,962	-
	25,089,918	34,731,718

During the year ended at December 31, 2001 the Company decided to present certain inventories estimated to be used in a period higher than one (1) year, as long-term spare part inventory.

6. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousands bolivars):

	Note	%	2001	2000
Net assets of affiliates in process of disposal:				
Inmuebles 310350, C.A.	(A)	100	25,542,057	12,026,947
Corporación Forestal Imataca, C.A. and				

REPUBLICA DE VENEZUELA 18 INTERPRETE PUBLICO JUDITH ... MORA

subsidiaries	(B)	100	-	10,617,180
Corporación Forestal Guayamure, C.A.	(B)	85	-	10,081,250
			25,542,057	32,725,377
Other investments registered at cost:				
J.C. Papeleras, C.A.	(C)	50	-	3,427,129
Agroindustrial Mandioca, C.A. (in pre-operation stage)	(D)	20	-	4,003,190
Corporación Forestal Orinoco, C.A.	(D)	33	-	1,096,333
Fibras Secundarias, S.A.	(D)	33	-	114,911
Others			136,084	1,043,673
			136,084	9,685,236
			25,678,141	42,410,613
Less – provision for investment			9,526,150	7,818,328
			16,151,991	34,592,285
Other assets:				
Fixed term deposits	(E)		-	11,226,946
			16,151,991	45,819,231

(A) Subsidiary established in the year 2000, mainly with contributions of property of the Company. During the year 2001, the Company additionally provided the majority of its investments registered at cost, certain accounts receivable and the option on credits to reduce issuances discussed below amounting to Bs.13,863 million, which book values amount to Bs.21,559 million. At December 31, 2001 this subsidiary owned property amounting to Bs.11,864 million and investments and option on credits to reduce issuances amounting to Bs.13,579 million. At December 31 2001 the Company has a provision for such investments amounting to Bs.9,526 million. Property from this subsidiary are guaranteeing contingent obligations up to US$3 million (Bs.2,274 million). At date of issuing these consolidated financial statements, the Company is evaluating the terms under which this investment will be disposed.

(B) As of March 2, 2001 the Company sold net assets related to forest projects amounting to US$24 million (Bs.16,983 million) in cash plus an option of 18 years over the 50% of the net value of Credits to Reduce Issuances that the plantations may receive, as per the international agreements related to climatic change and the clean development also known as Kyoto Protocol. The Company management, based on the surveys made by experts in the field, estimated that the aforementioned option had a present value of Bs.9.2 million (Bs.7,029 million). The book value of net assets at the date of transaction was US$24,973 million in constant currency.

(C) According to non-audited financial statements, the equity participation in this company will not be considered significant for the consolidated financial statements; therefore, same is presented at cost. This investment was transferred to Inmuebles 310350, C.A.

(D) Companies in which there is no significant influence in the operating and financial policies; therefore, they are presented at cost. These investments were transferred to Inmuebles 310350, C.A.

(E) It corresponds to term deposits destined to guarantee the sales operations with leaseback carried out during the year ended at December 31, 2000. (See Note 10).

7. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousands bolivars):

	Note	%	2001	2000
Investment registered as per the method of equity participation and excess paid on book value:				
Simco Recycling Corp. Inc.	(A)	50	4,268,638	5,101,511
Other investments registered at cost:				
Losani, S.A.	(B)	40	47,837	49,679
Panamericana de Licencias, S.A.	(B)	40	79,699	82,799
Inversiones Papeleras, C.A.	(B)	50	-	835,112

Inversiones Inmobiliarias	151,327	151,327
	278,863	1,118,917
	4,547,501	6,220,428

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2001	2000
Current assets	1,096	2,198
Current liabilities	2,073	3,468
Current liabilities	2,024	2,087
Shareholders' equity	(238)	1,136
Total liabilities and shareholders' equity	2,073	3,468
(Loss) net income	(1,374)	288

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.8,298 million (Bs.1,615 million in historical values), which are repaid in a period of twenty (20) years. At December 31, 2001 and 2000 the amount in excess amounts to Bs.4,358 million and Bs.4,772 million, respectively, net of accumulated amortization, which includes an additional amortization made during the year 1998 of Bs.1,449 million. After this additional amortization, the amortization period was reduced to fourteen (14) years. The Company periodically evaluated the realization in excess paid during the acquisition of the subsidiary with the expectations of the future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

B) According to the non-audited financial statements, the equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are represented at cost. During the year ended at December 31, 2001 the shareholders decided to liquidate Inversiones Papeleras, C.A. As a consequence thereof, the Company received property and machinery valuated in Bs.3,005 million, on account of its investment and accounts receivable it had with this latter that are

presented in the property, plant and equipment account. The management considers that such assets will be used in the operation.

8. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2001	2000
Buildings	10 to 30	28,876,923	28,752,835
Machinery and equipment	7 to 20	224,239,623	228,225,690
Vehicles	3 to 6	3,168,004	4,009,648
Furniture, fittings and others	5	12,896,416	14,940,825
		269,180,966	275,928,998
Less – accumulated depreciation		55,110,115	42,097,824
		214,070,851	233,831,174
Land lots		8,582,288	7,324,415
Equipment and industrial parts		2,029,807	2,296,438
Constructions in progress		2,316,483	2,984,284
		226,999,429	246,436,311

Property values, plant and equipment at December 31, 2001 and 2000 have been determined according to the reports by independent valuating experts as of September 1998, updated at the date of closure of the financial statements pursuant to the methodology sets forth by the National Securities Commission in regard to devaluation indexes for machineries and equipment and inflation indexes for the rest of assets.

For the year ended at December 31, 2000 the Company modified the useful life of some machineries of the strategic units of the hygiene and school paper mills, mainly from fifteen (15) years to twenty (20) years. The effect of this change in the financial statements at December 31, 2000 represented a reduction in the depreciation expense of Bs.414 million.

For the years ended at December 31, 2001 and 2000 the repair and maintenance expenses of properties, plant and equipment amounted to Bs.10,535 million and Bs.8,790 million, respectively.

At December 31, 2001 and 2000 the portion of the interest rate in excess of inflation, capitalized in properties, plant and equipment amounted to Bs.627 million and Bs.735 million, respectively, net of accumulated amortization. During 2001 and 2000 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2001 the assets fully depreciated incorporated to the production process amounted to Bs.100,011 million (to values valuating updated).

9. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2001 and 2000 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,265.4 million and Bs.1,341.2 million, respectively, net accumulated amortization for Bs.212.7 million and Bs.137.1 million, respectively, which are repaid in a period of twenty (20) years.

10. LEASEBACK OPERATIONS

During the year ended December 31, 2000 the Company had leaseback operations to certain machinery and equipment with two local banks amounting to Bs.9,155 million, equivalent to the approximately regular value of these assets at the date of operation. During the year 2001, the Company paid in full the original obligations in these operations.

11. LONG-TERM LOANS

At December 31, 2001 the long-term loans are made as follows (in million bolivars):

a. Foreign bank loan amounting to US$5.05 million at variable interests rate (LIBOR + differential) payable in 12 quarter installments and consecutive of US$420.8 thousand each from November 23, 1999. During the year 2001 US$1,683 million were paid.	1,275,967
b. Local bank loans, at variable interest rates, with terms from one and a half (1.5) to three (3) years and maturity from 2001 to 2003.	14,293,750
	15,569,717
Less – current portion	7,164,717
	8,405,000

Interest rates arising from loans obtained from foreign banks range from 8.44% and 11.3% for the year 2001 and 7.75% and 10.45% for the year 2000. The average interests rates arising from loans from local banks ranged between 15.63% and 30% for the year 2001 and 14.31% and 26% for the year 2000.

The total amount of capital payments for the next two (2) years from December 31, 2001 is discriminated as follows: Bs.7.1 million in 2002 and Bs.8.4 million in 2003.

At December 31, 2001 the Company holds local bank loans amounting to Bs.12,294 million that include, among others, the following restrictive clauses:

- Creating a tax for an accumulated amount higher than US$5,000 million.
- Constituting a real guarantee on any of its property to assure obligations up to Bs.2,500 million, without prior authorization from the bank.
- Not to exceed Bs.25,000 millions of total short-term bank indebtedness.
- Immediate loans intended to request if any substantial amendment is made in the Company's shareholder composition, without prior notice to bank.
- Tax property owned without prior written authorization by the bank and in each case.
- In case of liquidation of the investment in Inmuebles 310350, C.A. the Company shall not generate in any case an accounting loss and/or an account receivable in books.

12. ISSUANCE OF OBLIGATIONS

At December 31, 2001 the outstanding obligations issued are made as follows (in thousands bolivars):

a. Unsecured bonds at bearer, with maturity at January 25, 2002and February 18, 2002, with interests at variable rates payable on a monthly basis.	4,690,800
Less – current portion	4,690,800
	-

During the year ended at December 31, 2000 issuance of commercial papers earned discounts when placed for Bs.595 million.

13.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousands bolivars):

	2001	2000
Commercial	20,344,072	20,804,173
Related companies (Note 15)	2,041,441	2,096,442
Others	1,239,580	3,592,562
	23,625,093	26,493,177

14. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousands bolivars):

	2001	2000
Yearly income tax – estimated	3,074,634	6,356,202
Tax to compensate with tax losses carryforwards from previous years	-	1,156,341
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(637,406)	(4,782,275)
	2,437,228	2,730,268

The Income tax expenses at December 31, 2001 and 2000 of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. amounts to Bs.2,065 million and 1,035 million, respectively.

For the years ended December 31, 2001 and 2000 the effective rate for the income tax expense is different from the applicable tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the income obtained abroad, dividends and interests exempted as well as effects from the tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with

related parties, the Company management deems that there will be no significant effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred. During the year 2000 the Company used tax losses carry forwards from previous years for approximately Bs.3,046 million (to historical values) generating a tax benefit of Bs.1,156 million, which is represented as an extraordinary item. Likewise, it used rebates for investments transferable to previous years for Bs.3,040 million (to historical values), which are presented as a reduction of the tax provisions on the income for the year.

Besides, the aforementioned legislation sets forth, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System effective from January 11, 2001.

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2001 the Company and its subsidiaries do not hold transferable credits of business assets tax.

15. TRANSACTIONS WITH RELATED COMPANIES

During the years 2001 and 2000 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousands of bolivars):

	2001	2000
Inventory sales	2,145,000	2,403,000
Inventory purchases	3,257,291	11,875,000
Charges for power consumption	5,505,000	6,264,000

The following balances receivable and payable (in thousands of bolivars) arose from these transactions and from other less important:

	2001	2000
Short-term accounts receivable		
J.C. Papeleras, C.A.	57,753	1,869,713
Corporación Industrial de Energía, C.A.	16,031	8,884
Agroindustrial Mandioca, C.A.	15,566	-
Turboven Cagua Company Inc.	4,260	-
Turbogeneradores de Venezuela, C.A.	3,231	3,448
Agropecuaria Mandioca, C.A.	1,039	1,168
Turboven Maracay Company Inc.	-	685,158
Corporación Forestal Imataca, C.A.	-	3,147,871
Papeles Nacionales Flamingo, C.A.	-	550,113
Aserradero Venwood, C.A.	-	255,112
Comercializadora Acatami, C.A.	-	118,765
Corporación Forestal Guayamure, C.A.	-	68,822
	97,880	6,709,054
Short-term accounts payable		
Losani, S.A.	755,361	454,640
Turbogeneradores Maracay, C.A.	479,590	928,754
Turboven Maracay Company	433,387	-
Seinforca, C.A.	186,122	147,761
Simco Recycling Corp. Inc.	115,259	380,708
Inmuebles 310350, C.A.	71,722	-
Agroindustrial Mandioca, C.A.	-	184,579
	2,041,441	2,096,442

INTERPRETE PUBLICO 27

16. SHAREHOLDER'S EQUITY

Capital stock

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future capital increases (resulting in funding the accounts of capital adjustments, a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

At December 31, 2001 and 2000 the legal reserve includes Bs.49.2 million and 49.2 million respectively of legal reserve from affiliates.

During the year ended at December 31, 2000 the Company decided to adjust the amount of the aforementioned reserve, thus considering the aforementioned percentage based on the amount of updated capital stock at the date of the financial statements.

Cash dividends (stated in historical values at the date of the operation)

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of February 14, 2000

the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.0.50 per share, for a total of Bs.1,147,004,712.

Retained earnings

At December 31, 2001 and 2000 the undistributed retained earnings include Bs.3,319 million of retained earnings from affiliates, which will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.4,638 million and Bs.28,257 million, respectively.

17. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Below the monetary assets and liabilities in foreign currency at December 31, 2001 and 2000 are described, registered in bolivars at the exchange rate of Bs.758.00 and Bs.700.00 per US$1.oo respectively, pursuant to the free currency exchange market:

	(In thousands US$)	
	2001	2000
Assets:		
Cash and temporary investments	5,671	17,079
Commercial accounts receivable	9,139	11,464
Accounts receivable related companies	34	1,668
Advances to suppliers and sundry debtors	2,384	638
	17,228	30,849
Liabilities:		
Promissory notes and bank overdrafts	1	4,009
Documents payable	3,777	14,145
Commercial accounts payable	18,626	20,490
Accounts payable related companies	1,149	1,063
Accumulated expenses payable and others	591	1,722
Long-term loans	1,684	8,399
	25,828	49,828

18. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2001 and 2000 the Company does not have significant credit risk concentrations different from those indicated above.

19. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2001 and 2000 represent approximately 13% and 14.7% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

20. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.28.9 million.

At December 31, 2001 the Company maintains credits with financial institutions amounting to Bs.2,044 millions to guarantee financing of export operations made to subsidiary companies. These credits are presented as part of the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Such bond is limited to the amount of US$2,350,000. If no complaint is made, on April 30, 2003 it will be reduced to US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2001 the open letters of credits for these concepts amount to Bs.632 million.

Contingencies

The tax authorities have determined certain tax deficiency claims against the Company amounting to Bs.2,956 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2001 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$1,8 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

21. FURTHER EVENTS

Current obligations issued

As of January 14, 2002 the Company paid Unsecured bonds amounting to Bs.3,989.3 million.

Shareholders' Equity

As of February 14, 2002 the Shareholder's Meeting agreed to decree cash dividends amounting to Bs.2.00 per share, for a total amounting to Bs.4,588,018,848.

Financial Measures

As of February 12, 2002 the National Executive announced a series of financial measures, not fully implemented yet, among which there is the free floating of the currency exchange. At the date of this report, the currency exchange was approximately of Bs.947 per US$1.

REPUBLICA DE VENEZUELA
31
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2001 AND 2000

IN HISTORICAL BOLIVARS

(Stated in thousands of Bs.)

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash	7,249,592	3,733,125
Temporary investments	-	9,584,697
	7,249,592	13,317,822
Bills and accounts receivable - net	33,188,405	35,962,452
Advances to suppliers	1,453,669	735,367
Inventory – net	24,443,893	30,622,455
Expenses paid in advance	223,674	228,249
Other current assets – net	3,568,934	12,338,682
Total Current Assets	70,128,167	93,205,027
LONG-TERM SPARE PARTS INVENTORY	1,751,152	-
INVESTMENTS IN AFFILIATES – Net	327,105	841,817
PROPERTY, PLANT AND EQUIPMENT – Net	30,121,305	31,238,923
DEFERRED CHARGES AND OTHER ASSETS – Net	1,308,915	1,407,475
TOTAL	103,636,644	126,693,242
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	467,673	3,803,736
Current portion of long-term loans	7,164,717	8,263,954
Current portion of current obligations issued	4,690,800	5,000,000
Documents payable	2,862,844	9,901,417
Accounts payable	23,726,089	26,673,192
Obligations for leaseback operations	-	10,000,000

Accumulated expenses payable	3,659,547	3,141,813
Taxes payable	332,060	500,320
Total current liabilities	42,903,730	67,284,432
LONG-TERM LOANS	8,405,000	20,174,006
CURRENT OBLIGATIONS ISSUED	-	4,690,800
PROVISION FRO SEVERANCE BENEFITS	4,814,206	3,597,621
OTHER LIABILITIES AND DEFERRED CREDITS	556,309	616,916
Total liabilities	56,679,245	96,363,775
MINORITY INTERESTS	979,902	961,828
SHAREHOLDER'S EQUITY – As per attached financial statement	45,977,497	29,367,639
TOTAL	103,636,644	126,693,242

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

STATED IN CONSTANT CURRENCY AT JUNE 30, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Semester 2002	1st Semester 2001
ASSETS		
CURRENT		
Cash and listed securities	9,144,793	3,703,247
Commercial Accounts Receivable	33,114,932	36,277,036
Other accounts receivable	3,891,506	3,312,252
Inventory	35,171,520	27,716,501
Expenses paid in advance	926,149	921,629
Advances to suppliers	1,729,147	1,230,424

TOTAL CURRENT ASSETS	83,978,047	73,161,089
Investments	19,727,629	17,102,325
NET FIXED ASSETS	356,267,010	278,801,376
Other Assets	1,392,926	12,494,600
TOTAL ASSETS	461,365,612	381,559,390

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 3OTH

STATED IN CONSTANT CURRENCY AT JUNE 30, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Semester 2002	1st Semester 2001
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	7,800,000	0
Current portion of long-term loans	5,594,815	14,375,406
Commercial accounts payable	27,483,520	30,353,661
Other accounts payable	5,115,642	3,241,824
Dividends	1,070,369	275,066
Others	2,904,382	2,746,246
TOTAL CURRENT LIABILITIES	49,968,728	50,992,203
INCOME TAX PROVISION		
Income tax payable	3,655,830	1,711,026
LONG-TERM LIABILITIES		
Long-term loans	2,250,000	9,756,212
Severance benefits and Other reserves	5,568,059	8,947,860
Other liabilities	1,376,014	2,409,720

TOTAL LONG-TERM LIABILITIES	9,194,073	21,113,792
TOTAL LIABILITIES	62,818,631	73,817,021
EQUITY	398,546,981	307,742,369
TOTAL LIABILITIES AND EQUITY	461,365,612	381,559,390

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2001 AND 2000

IN HISTORICAL BOLIVARS

(Stated in thousands bolivars, except net income per share)

	2001	2000
NET SALES	149,984,098	140,760,974
SALES COSTS	96,893,131	96,701,292
GROSS INCOME	53,090,967	44,059,682
SALES EXPENSES	20,497,891	19,410,285
ADMINISTRATIVE EXPENSES AND OVERHEADS	9,375,699	9,682,742
	29,873,590	29,093,027
OPERATING INCOME	23,217,377	14,966,655
OTHER INCOME (DISBURSEMENTS):		
Investment income, net	10,646,891	-
Realization in temporary investments	(1,021,950)	-
Income from selling assets	-	82,267
Others-net	(2,227,251)	(241,233)
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(5,889,115)	(10,048,701)
Interests on temporary investments	646,684	1,066,426
Exchange differences – net	(1,247,713)	(777,617)
	(6,490,144)	(9,759,892)

PROFITS BEFORE INCOME TAX	24,124,923	5,047,797
TAX PROVISION (Note 10):		
Income tax	2,349,493	2,420,414
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES	21,775,430	2,627,383
PARTICIPATION IN RESULTS FROM AFFILIATES	(570,511)	810,238
INCOME BEFORE MINORITY INTERESTS	21,204,919	3,437,621
MINORITY INTERESTS	(18,074)	338,952
INCOME BEFORE EXTRAORDINARY ITEM	21,186,845	3,776,573
EXTRAORDINARY ITEM – Tax benefit for tax loss carryforwards from previous years	-	1,029,969
NET INCOME	21,186,845	4,806,542
NET INCOME PER SHARE (2,294,009,424 average shares)	9,24	2,10

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDING AT DECEMBER 31, 2001 AND 2000

IN HISTORICAL BOLIVARS

(Stated in thousands of Bs.)

	2001	2000
OPERATING ACTIVITIES:		
Net earnings	21,186,845	4,806,542
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	18,074	(847,861)
Participation in results from affiliates	570,511	(810,238)
Profits from investments, net	(18,352,001)	-
Profits from selling assets	-	(82,267)
Removal and use of equipment and industrial parts	1,067,980	642,547

Provision for inventory	600,000	
Amortization of excess of cost on book value of shares from affiliates	80,750	80,750
Depreciation	4,140,202	4,167,836
Amortization of deferred charges	42,669	42,669
Provision for severance benefits	4,705,927	3,131,758
Changes in operating assets and liabilities	563,061	(2,114,698)
Payment of severance benefits	(3,489,342)	(2,465,725)
Accumulated result for translation from foreign affiliate	11,032	24,100
Net cash provided for operating activities	11,145,708	6,575,413
INVESTMENT ACTIVITIES:		
Reduction in dividends receivable	-	125,000
Sale of net assets forest project	16,983,000	-
Increase in investments – net	-	(295,473)
Reduction in deferred charge and other assets	55,891	45,771
Purchasing of sales, plant and equipment	(1,421,931)	(3,017,638)
Sale of property and equipment	-	196,036
Net cash provided for (used in) investment activities	15,616,960	(2,946,304)
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	(3,336,063)	1,849,168
Reduction of long-term loans	(12,868,243)	(6,996,671)
Reduction of outstanding obligations issued	(5,000,000)	(665,155)
Increase (reduction) in documents payable	(7,038,573)	2,103,385
Cash dividends	(4,588,019)	(3,441,014)
Net cash used by financing activities	(32,830,898)	(7,150,287)
NET REDUCTION IN CASH AND CASH EQUIVALENTS	(6,068,230)	(3,521,178)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	13,317,822	16,839,000
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	7,249,592	13,317,822

Translator's Note: At the upper right margin of each of the twenty-eight (28) pages originally written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 02 August 29 PM 2:56 FILE. RECEIVED."--

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29th, 2002.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

S DE PAPEL, C.A. (MANPA) SACA AND SUBSIDIARIES
ement of flow of equity accounts
ed December 31, 2001 and 2000
ant currency at December 31, 2001
nds of bolivars)

	Updated Capital stock	Capital Updating	Updated balance net for future capital increments	Accrued result from translation of foreign subsidiary	Retained Earnings Legal Reserve	Retained Earnings Undistributed	Result from holding non-monetary assets	Total Equity
LY REPORTED AT DECEMBER 31, 1999	22,940,094	46,692,596	119,593,551	185.167	20,011,227	21,742,196	82,210,265	313,375,096
r updating equity at the beginning of the year ote 1)	-	-	-	(20,236)	-	(3,038,491)	-	(3,058,727)
ES	22,940,094	46,692,596	119,593,551	164,931	20,011,227	18,703,705	82,210,265	310,316,369
	-	-	-	-	-	(4,209,618)	-	(4,209,618)
	-	-	-	-	-	4,321,385	-	4,321,385
er of legal reserve from s	-	-	-	-	(13,047,958)	13,047,958	-	-
slation of foreign subsidiary	-	-	-	24,100	-	-	-	24,100
n-monetary assets	-	-	-	-	-	-	(30,329,316)	(30,329,316)
MBER 31, 2000	22,940,094	46,692,596	119,593,551	189,031	6,963,269	31,863,430	51,880,949	280,112,920
cial stock	46,692,596	(46,692,596)	-	-	-	-	-	-
	-	-	-	-	-	(4,801,224)	-	(4,801,224)
	-	-	-	-	-	4,514,036	-	4,514,036
translation from foreign subsidiary	-	-	-	11,032	-	-	-	11,032
n-monetary assets	-	-	-	-	-	-	(18.970,599)	(18,970,599)
MBER 31,2001	69.632.690	-	119,593.551	200,063	6,963,269	31,576.242	32.910.350	260,876,165

ce Consolidated Statements

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

TURAS DE PAPEL, C.A. (MANPA) SACA AND SUBSIDIARIES
ed statement of flow of equity accounts
s ended December 31, 2001 and 2000
bolivars
housands of bolivars)

	Legal capital stock	Portion applicable to financial statements adjusted for inflation	Net capital stock	Accrued result from translation of foreign subsidiary	Retained Earnings Legal Reserve	Retained Earnings Undistributed	Total Equity
DECEMBER 31, 1999	22,940,094	(11,470,047)	11,470,047	164,931	1,269,604	15,073,429	27,978,011
	-	-	-	-	-	(3,441,014)	(3,441,014)
	-	-	-	-	-	4,806,542	4,806,542
al reserve of disposed subsidiaries	-	-	-	-	(173,809)	173,809	-
esult for translation from foreign subsidiary	-	-	-	24,100	-	-	24,100
DECEMBER 31, 2000	22,940,094	(11,470,047)	11,470,047	189,031	1,095,795	16,612,766	29,367,639
	-	-	-	-	-	(4,588,019)	(4,588,019)
	-	-	-	-	-	21,186,845	21,186,845
esult for translation from foreign subsidiary	-	-	-	11,032	-	-	11,032
DECEMBER 31, 2001	22,940,094	(11,470,047)	11,470,047	200,063	1,095,795	33,211,592	45,977,497

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

3

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2001 y 2000

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

Lara Marambio & Asociados
Torre Venezuela, Piso 3
Oficinas 3A y D
Av. Bolívar Norte
Urb. La Alegría
Valencia, Edo. Carabobo
Venezuela

Tel: (58) (241) 824 27 90 - 824 26 57
Fax: (58) (241) 823 41 19
www.dttve.com

Deloitte
& Touche

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2001 y 2000, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas, de las evidencias que respaldan los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2001 y 2000, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

En nuestro informe de fecha 19 de febrero de 2001, nuestro dictamen sobre los estados financieros consolidados al 31 de diciembre de 2000 contenía un párrafo referente a los efectos, si hubiere alguno, sobre tales estados financieros que podrían originarse de la decisión de desincorporar los activos relacionados con el proyecto forestal, el cual se encontraba en proceso de negociación. Tal como se indica en las Notas 1 y 6 a los estados financieros consolidados, con fecha 2 de marzo de 2001, la Compañía culminó el proceso de negociación de los activos netos relacionados con el proyecto forestal, cuyo efecto final fue registrado en los resultados del año terminado el 31 de diciembre de 2001.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados reexpresados en bolívares constantes, tomados en su conjunto. En las páginas 26 a 29 se incluyen, para fines de información complementaria, los estados financieros consolidados al 31 de diciembre de 2001 y 2000, preparados sobre la base del costo histórico, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros reexpresados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la Nota 1 a los estados financieros consolidados.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. N° 10.171
C.N.V. N° S–796

Valencia – Venezuela, 19 de febrero de 2002

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2001 Y 2000
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

ACTIVO	**2001**	**2000**
ACTIVO CIRCULANTE:		
Efectivo (Notas 1 y 17)	7.249.592	4.062.571
Inversiones temporales (Notas 1, 3 y 17)	-	8.983.565
	7.249.592	13.046.136
Efectos y cuentas por cobrar - neto (Notas 4, 17 y 18)	33.188.405	39.664.975
Anticipos a proveedores (Nota 17)	1.463.996	846.609
Inventarios - neto (Notas 1 y 5)	25.089.918	34.731.718
Gastos pagados por anticipado	233.755	298.839
Otros activos circulantes - neto (Notas 1 y 6)	16.151.991	45.819.231
Total activo circulante	83.377.657	134.407.508
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 5)	1.897.330	-
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 7)	4.547.501	6.220.428
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1, 8 y 10)	226.999.429	246.436.311
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 9)	1.308.915	1.411.569
TOTAL	318.130.832	388.475.816
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO		
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios (Nota 17)	467.673	4.270.434
Porción circulante de préstamos a largo plazo (Notas 11 y 17)	7.164.717	9.277.897
Porción circulante de obligaciones emitidas en circulación (Nota 12)	4.690.800	5.613.473
Documentos por pagar (Notas 17 y 20)	2.862.844	14.325.073
Cuentas por pagar (Notas 13 y 17)	23.625.093	26.493.177
Obligaciones por operaciones de venta con arrendamiento posterior (Notas 1 y 10)	-	11.226.946
Gastos acumulados por pagar (Nota 17)	3.652.013	3.498.665
Impuestos por pagar (Notas 1 y 14)	339.594	518.337
Total pasivo circulante	42.802.734	75.224.002
PRESTAMOS A LARGO PLAZO (Notas 11 y 17)	8.405.000	22.649.248
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 12)	-	5.266.336
APARTADO PARA PRESTACIONES SOCIALES (Nota 1)	4.814.206	4.039.030
OTROS PASIVOS Y CREDITOS DIFERIDOS	252.825	212.452
Total pasivo	56.274.765	107.391.068
INTERESES MINORITARIOS	979.902	961.828
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 16)	260.876.165	280.122.920
TOTAL	318.130.832	388.475.816

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2001	2000
VENTAS NETAS (Nota 19)	158.100.109	165.430.911
COSTO DE VENTAS	103.687.368	118.688.033
UTILIDAD BRUTA	54.412.741	46.742.878
GASTOS DE VENTAS	21.799.170	22.729.911
GASTOS GENERALES Y ADMINISTRATIVOS	10.603.714	11.952.036
	32.402.884	34.681.947
UTILIDAD EN OPERACIONES	22.009.857	12.060.931
OTROS INGRESOS (EGRESOS):		
Pérdida en inversiones, neto	(5.404.878)	(1.571.772)
Realización inversiones temporales	(2.819.239)	-
Utilidad en venta de activos	-	43.764
Otros - neto	(2.999.999)	(1.708.041)
	(11.224.116)	(3.236.049)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:		
Intereses gastos	(6.246.188)	(11.895.603)
Intereses sobre inversiones temporales	683.873	1.106.056
Diferencias en cambio - neto	(1.331.897)	(1.256.384)
Ganancia monetaria (Nota 1)	3.518.701	8.923.682
	(3.375.511)	(3.122.249)
UTILIDAD ANTES DE IMPUESTOS	7.410.230	5.702.633
PROVISION PARA IMPUESTOS (Nota 14):		
Impuesto sobre la renta	2.437.228	2.730.268
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	4.973.002	2.972.365
PARTICIPACION EN RESULTADOS DE AFILIADAS (Nota 1)	(440.892)	(146.273)
UTILIDAD ANTES DE INTERESES MINORITARIOS	4.532.110	2.826.092
INTERESES MINORITARIOS	(18.074)	338.952
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA	4.514.036	3.165.044
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores (Nota 14)	-	1.156.341
UTILIDAD NETA	4.514.036	4.321.385
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	1,97	1,88

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

	Capital social actualizado	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Resultado por tenencia de activos no monetarios	Total patrimonio
					Reserva legal	No distribuidas		
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 1999	22.940.094	46.692.596	119.593.551	185.167	20.011.227	21.742.196	82.210.265	313.375.096
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	-	(20.236)	-	(3.038.491)	-	(3.058.727)
SALDOS INICIALES NETOS	22.940.094	46.692.596	119.593.551	164.931	20.011.227	18.703.705	82.210.265	310.316.369
Dividendos en efectivo	-	-	-	-	-	(4.209.618)	-	(4.209.618)
Utilidad neta	-	-	-	-	-	4.321.385	-	4.321.385
Ajuste y traspaso de reserva legal de filiales desincorporadas	-	-	-	-	(13.047.958)	13.047.958	-	-
Resultado acumulado por traducción de filial extranjera	-	-	-	24.100	-	-	-	24.100
Resultado por tenencia de activos no monetarios	-	-	-	-	-		(30.329.316)	(30.329.316)
SALDOS AL 31 DE DICIEMBRE DE 2000	22.940.094	46.692.596	119.593.551	189.031	6.963.269	31.863.430	51.880.949	280.122.920
Traspaso a capital social actualizado	46.692.596	(46.692.596)	-	-	-	-	-	-
Dividendos en efectivo	-	-	-	-	-	(4.801.224)	-	(4.801.224)
Utilidad neta	-	-	-	-	-	4.514.036	-	4.514.036
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	-	11.032
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(18.970.599)	(18.970.599)
SALDOS AL 31 DE DICIEMBRE DE 2001	69.632.690	-	119.593.551	200.063	6.963.269	31.576.242	32.910.350	260.876.165

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

	2001	2000
ACTIVIDADES OPERACIONALES:		
Utilidad neta	4.514.036	4.321.385
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación de accionistas minoritarios - neto	18.074	(338.952)
Participación en resultados de afiliadas	440.892	146.273
Pérdida en inversiones, neto	(112.571)	1.571.772
Utilidad en venta de activos	-	(43.764)
Retiros y consumo de equipos y partes industriales	1.288.013	965.776
Provisión de inventarios	612.962	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	414.626	414.626
Ganancia monetaria	(3.518.701)	(8.923.682)
Depreciación	14.045.918	15.778.782
Amortización de cargos diferidos	75.560	47.904
Provisión para prestaciones sociales	4.960.014	3.712.165
Cambios en activos y pasivos operacionales (Nota 2)	(6.397.107)	(6.609.769)
Pago de prestaciones sociales	(3.677.742)	(2.922.697)
Resultado acumulado por traducción de filial extranjera	11.032	24.100
Efectivo neto provisto por las actividades operacionales	12.675.006	8.143.919
ACTIVIDADES DE INVERSION:		
Disminución en dividendos por cobrar	-	148.166
Ventas de activos netos proyecto forestal	17.899.964	-
Aumento en inversiones - neto	-	(311.957)
Disminución en cargos diferidos y otros activos	58.909	54.254
Compra de propiedades, planta y equipo	(2.132.594)	(4.112.609)
Venta de propiedades y equipos	-	232.367
Efectivo neto provisto (usado) por las actividades de inversión	15.826.279	(3.989.779)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	(3.516.187)	2.191.874
Disminución en préstamos a largo plazo	(13.563.039)	(8.293.362)
Disminución en obligaciones emitidas en circulación	(5.269.965)	(788.428)
Aumento (disminución) en documentos por pagar	(7.418.607)	2.493.205
Dividendos en efectivo	(4.801.224)	(4.209.618)
Efectivo neto usado por las actividades de financiamiento	(34.569.022)	(8.606.329)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	271.193	557.188
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(5.796.544)	(3.895.001)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	13.046.136	16.941.137
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	7.249.592	13.046.136

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000
(EXPRESADAS EN BOLIVARES CONSTANTES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. *Operaciones* – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. *Presentación de estados financieros* – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año. Esta metodología difiere de la establecida en la Declaración de Principios de Contabilidad N° 10 (DPC-10) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el costo de ventas de los años 2001 y 2000, y el gasto de depreciación del año 2001, se presenten en valores inferiores de Bs. 9.217 millones, Bs. 10.151 millones y Bs. 1.948 millones, respectivamente, y el gasto de depreciación del año 2000 se presenta aumentado en Bs. 106,8 millones, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del

momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad N° 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad N° 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2001, este efecto asciende a Bs. 3.000 millones aproximadamente.

c. *Consolidación* – Los estados financieros consolidados al 31 de diciembre de 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Los estados financieros consolidados al 31 de diciembre de 2000, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales y Transporte Alpes, C.A., y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A.

Al 31 de diciembre de 2001 y 2000, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de filiales en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. *Estados financieros reexpresados en bolívares constantes* – La Compañía aplica el método mixto, tal como lo establecen las normas emitidas por la Comisión Nacional de Valores, para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas del año 2000 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares

constantes del 31 de diciembre de 2001 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado anteriormente, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 105.788 millones (Bs. 97.523 millones en 2000) producto de la incorporación de los valores corrientes de inventarios y activos fijos, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 72.878 millones y Bs. 45.643 millones al 31 de diciembre de 2001 y 2000, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base al IPC promedio del año.

La ganancia monetaria se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2001	**2000**
Al inicio del año	20.689,09	18.247,30
Al final del año	23.227,53	20.689,09
Promedio del año	22.037,65	19.595,84
Inflación del año	12,26%	13,38%

e. *Efectivo y equivalentes de efectivo* – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. *Inversiones* – Las inversiones consideradas como "negociables" se presentan a su valor razonable de mercado. Los efectos por la variación en los valores razonables de mercado de estas inversiones, se llevan a los resultados del período en el cual se devengan o se causan.

Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas afiliadas desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de filiales, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. *Inventarios* – Los inventarios han sido presentados al costo corriente a la fecha de cierre, el cual no excede su valor de recuperación.

Los inventarios al 31 de diciembre de 2000 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de diciembre de 2001 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. *Propiedades, planta y equipos* – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad N° 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2000 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de diciembre de 2001 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. *Cargos diferidos* – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base al IPC.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. *Apartado para prestaciones sociales* – El apartado para prestaciones sociales comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. *Impuesto sobre la renta* – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. *Uso de estimaciones en la preparación de los estados financieros* – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

n. ***Estados financieros consolidados preparados sobre la base del costo histórico*** – Los estados financieros consolidados expresados en bolívares sobre la base del costo histórico se encuentran preparados de conformidad con las bases descritas para la preparación de los estados financieros básicos, a excepción de lo referente al reconocimiento del efecto de la inflación, debido a que dichos estados financieros no están sujetos a tal reconocimiento.

o. *Utilidad neta por acción* – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

p. *Reclasificaciones* – Algunas cifras de los estados financieros al 31 de diciembre de 2000, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2001.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2001	2000
(Aumento) disminución:		
Efectos y cuentas por cobrar	(480.481)	(4.436.288)
Anticipos a proveedores	(617.387)	896.890
Inventarios	(2.598.036)	(13.497.472)
Gastos pagados por anticipado	65.084	65.966
Aumento (disminución):		
Cuentas por pagar	(3.054.689)	2.422.802
Gastos acumulados por pagar	544.148	378.456
Impuestos por pagar	(191.867)	(13.883)
Otros pasivos y créditos diferidos	(63.879)	28.870
Variación neta de activos y pasivos operacionales de filiales en proceso de desincorporación	-	7.544.890
	(6.397.107)	(6.609.769)

El desglose del resultado monetario del ejercicio utilizado por actividad para los años terminados al 31 de diciembre, es como sigue (en miles de bolívares):

	2001	2000
Operacionales	(4.180.738)	(199.032)
De inversión	(615.383)	3.997.973
De financiamiento	8.043.629	4.567.553
De efectivo	271.193	557.188
	3.518.701	8.923.682

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2001	2000
Intereses	5.856.253	12.207.953
Impuestos	1.021.428	1.368.876

3. INVERSIONES TEMPORALES

Al 31 de diciembre de 2000, las inversiones temporales incluyen inversiones negociables compuestas principalmente por valores en acciones y papeles comerciales, presentados a su valor de mercado, el cual se aproxima al costo. Durante el año terminado el 31 de diciembre de 2001, la Compañía realizó estas inversiones.

4. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2001	2000
Comerciales	30.832.981	34.045.129
Compañías relacionadas (Nota 15)	97.880	6.709.054
Empleados	1.961.487	1.635.325
Deudores diversos	770.347	738.434
	33.662.695	43.127.942
Menos – apartado para cuentas de cobro dudoso	474.290	3.462.967
	33.188.405	39.664.975

5. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2001	2000
Productos terminados	12.104.644	13.212.358
Productos en proceso	284.429	92.321
Materias primas	5.696.308	8.898.128
Repuestos	5.738.401	7.886.432
Inventario en tránsito	1.879.098	4.642.479
	25.702.880	34.731.718
Menos – provisión para obsolescencia	612.962	-
	25.089.918	34.731.718

Durante el año terminado el 31 de diciembre de 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

6. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	2001	2000
Activos netos de filiales en proceso de desincorporación:				
Inmuebles 310350, C.A.	(A)	100	25.542.057	12.026.947
Corporación Forestal Imataca, C.A. y Filiales	(B)	100	-	10.617.180
Corporación Forestal Guayamure, C.A.	(B)	85	-	10.081.250
			25.542.057	32.725.377
Otras inversiones registradas al costo:				
J.C. Papeleras, C.A.	(C)	50	-	3.427.129
Agroindustrial Mandioca, C.A. (en etapa preoperativa)	(D)	20	-	4.003.190
Corporación Forestal Orinoco, C.A.	(D)	33	-	1.096.333
Fibras Secundarias, S.A.	(D)	33	-	114.911
Otras			136.084	1.043.673
			136.084	9.685.236
			25.678.141	42.410.613
Menos – apartado para inversiones			9.526.150	7.818.328
			16.151.991	34.592.285
Otros activos:				
Depósitos a plazo fijo	(E)		-	11.226.946
			16.151.991	45.819.231

(A) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía adicionalmente aportó la mayoría de sus inversiones registradas al costo, ciertas cuentas por cobrar y la opción sobre los créditos de reducción de emisiones comentada abajo por Bs. 13.863 millones, cuyos valores en libros eran de Bs. 21.559 millones. Al 31 de diciembre de 2001, esta filial poseía inmuebles por Bs. 11.864 millones e inversiones y opción sobre los créditos por reducción de emisiones por Bs.13.579 millones. Al 31 de diciembre de 2001, la Compañía tiene una provisión para tales inversiones por Bs. 9.526 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 2.274 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

(B) Con fecha 2 de marzo de 2001, la Compañía vendió los activos netos relacionados con los proyectos forestales por US $ 24 millones (Bs. 16.983 millones) en efectivo más una opción por 18 años sobre el 50% del valor neto de los Créditos de Reducción de Emisiones que las plantaciones puedan recibir, según los acuerdos internacionales relativos al cambio climático

y el desarrollo limpio, conocidos también como Protocolo de Kyoto. La gerencia de la Compañía, con base en estudios realizados por expertos en la materia; estimó que la opción mencionada tenía un valor presente de US$ 9,2 millones (Bs. 7.029 millones). El valor en libros de los activos netos a la fecha de la transacción era de US$ 24.973 millones, en moneda constante.

(C) De acuerdo con estados financieros no auditados, la participación patrimonial en esta compañía no se considera significativa para los estados financieros consolidados, por lo que la misma se presenta al costo. Esta inversión fue transferida a Inmuebles 310350, C.A.

(D) Compañías en las cuales no se posee influencia significativa en las políticas operacionales y financieras, por lo que las mismas se presentan al costo. Estas inversiones fueron transferidas a Inmuebles 310350, C.A.

(E) Corresponde a depósitos a plazo destinados a garantizar las operaciones de venta con arrendamiento posterior celebradas durante el año terminado el 31 de diciembre de 2000. (Ver Nota 10).

7. INVERSIONES EN AFILIADAS

Al 31 de diciembre, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

	Nota	%	2001	2000
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:				
Simco Recycling Corp. Inc.	(A)	50	4.268.638	5.101.511
Otras inversiones registradas al costo:				
Losani, S.A.	(B)	40	47.837	49.679
Panamericana de Licencias, S.A.	(B)	40	79.699	82.799
Inversiones Papeleras, C.A.	(B)	50	-	835.112
Inversiones inmobiliarias			151.327	151.327
			278.863	1.118.917
			4.547.501	6.220.428

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2001	2000
Activo circulante	1.096	2.198
Total activo	2.073	3.468
Pasivo circulante	2.024	2.087
Patrimonio	(238)	1.136
Total pasivo y patrimonio	2.073	3.468
(Pérdida) utilidad neta	(1.374)	288

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 8.298 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza en un período de veinte (20) años. Al 31 de diciembre de 2001 y 2000, el monto de este exceso es de Bs. 4.358 millones y Bs. 4.772 millones, respectivamente, neto de amortización acumulada, la cual incluye una amortización adicional efectuada durante el año 1998 de Bs. 1.449 millones. Luego de esta amortización adicional, el período de amortización se redujo a catorce (14) años. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la filial con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo. Durante el año terminado el 31 de diciembre de 2001, los accionistas decidieron liquidar a Inversiones Papeleras, C.A.. Producto de lo anterior, la Compañía recibió inmuebles y maquinarias valorados en Bs. 3.005 millones, a cuenta de su inversión y cuentas por cobrar que tenía con ésta, los cuales se presentan en la cuenta de propiedades, planta y equipo. La gerencia estima que tales activos serán utilizados en la operación.

8. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipo se componen de (en miles de bolívares):

	Vida útil (años)	2001	2000
Edificios	10 a 30	28.876.923	28.752.835
Maquinarias y equipos	7 a 20	224.239.623	228.225.690
Vehículos	3 a 6	3.168.004	4.009.648
Muebles, enseres y otros	5	12.896.416	14.940.825
		269.180.966	275.928.998
Menos – depreciación acumulada		55.110.115	42.097.824
		214.070.851	233.831.174
Terrenos		8.582.288	7.324.415
Equipos y partes industriales		2.029.807	2.296.438
Construcciones en proceso		2.316.483	2.984.284
		226.999.429	246.436.311

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2001 y 2000, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha septiembre de 1998, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos.

Durante el año terminado el 31 de diciembre de 2000, la Compañía modificó la vida útil de algunas maquinarias de las unidades estratégicas de molino higiénico y escolares, principalmente de quince (15) años a veinte (20) años. El efecto de este cambio en los estados financieros al 31 de diciembre de 2000, representó una reducción en el gasto de depreciación de Bs. 414 millones.

Durante los años terminados el 31 de diciembre de 2001 y 2000, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 10.535 millones y Bs. 8.790 millones, respectivamente.

Al 31 de diciembre de 2001 y 2000, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 627 millones y Bs. 735 millones, respectivamente, neto de amortización acumulada. Durante 2001 y 2000, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2001, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 100.011 millones (a valores actualizados de avalúo).

9. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2001 y 2000, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.265,4 millones y Bs. 1.341,2 millones, respectivamente, neto de amortización acumulada por Bs. 212,7 millones y Bs. 137,1 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

10. OPERACIONES DE VENTA CON ARRENDAMIENTO POSTERIOR

Durante el año terminado el 31 de diciembre de 2000, la Compañía celebró operaciones de venta con arrendamiento posterior de ciertas maquinarias y equipos con dos bancos locales por Bs. 9.155 millones, equivalentes al valor corriente aproximado de estos activos a la fecha de la operación. Durante el año 2001, la Compañía canceló la totalidad de las obligaciones originadas en estas operaciones.

11. PRESTAMOS A LARGO PLAZO

Al 31 de diciembre de 2001, los préstamos a largo plazo están compuestos como sigue (en miles de bolívares):

a. Préstamo de banco del exterior por US$ 5,05 millones, a una tasa de interés variable (LIBOR + diferencial), pagadero en 12 cuotas trimestrales y consecutivas de US$ 420,8 mil cada una, a partir del 23 de noviembre de 1999. Durante el año 2001 se pagó US$ 1.683 millones.	1.275.967
b. Préstamos de bancos locales, a tasas de interés variables, con plazos desde uno y medio (1,5) a tres (3) años, y vencimientos desde 2001 a 2003.	14.293.750
	15.569.717
Menos – porción circulante	7.164.717
	8.405.000

Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001 y 7,75% y 10,45% para el año 2000. Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 15,63% y 30% para el año 2001 y 14,31% y 26% para el año 2000.

El monto total de los pagos de capital para los próximos dos (2) años a partir del 31 de diciembre de 2001 se discriminan de la siguiente forma: Bs. 7,1 millones en 2002 y Bs. 8,4 millones en 2003.

Al 31 de diciembre de 2001, la Compañía mantiene préstamos de bancos locales por Bs. 12.294 millones que incluyen entre otras, las siguientes cláusulas restrictivas:

- Crear gravamen por un monto acumulado superior a US$ 5.000 millones.
- Constituir garantía real sobre cualquiera de sus bienes para garantizar obligaciones hasta por la cantidad de Bs. 2.500 millones, sin previa autorización del banco.
- No exceder de Bs. 25.000 millones de endeudamiento bancario total a corto plazo.
- Exigibilidad inmediata del préstamo si se produce una modificación sustancial en la composición accionaria de la Compañía, sin previa notificación al banco.
- Gravar bienes de su propiedad sin haber obtenido previamente y en cada caso, la autorización por escrito del banco.

- En caso de liquidación de la inversión en Inmuebles 310350, C.A., la Compañía no podrá generar en ningún caso una pérdida contable y/o una cuenta por cobrar en los libros.

12. EMISION DE OBLIGACIONES

Al 31 de diciembre de 2001, las obligaciones emitidas en circulación están compuestas como sigue (en miles de bolívares):

a. Obligaciones quirografarias al portador, con vencimiento el 25 de enero 2002 y 18 de febrero de 2002, con intereses a tasas variables pagaderos mensualmente.	4.690.800
Menos – porción circulante	4.690.800
	-

Durante el año terminado el 31 de diciembre de 2000, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 595 millones.

13. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2001	2000
Comerciales	20.344.072	20.804.173
Compañías relacionadas (Nota 15)	2.041.441	2.096.442
Otras	1.239.580	3.592.562
	23.625.093	26.493.177

14. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2001	2000
Impuesto sobre la renta del año – estimado	3.074.634	6.356.202
Impuesto a compensar con traslado de pérdidas fiscales de años anteriores	-	1.156.341
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	(637.406)	(4.782.275)
	2.437.228	2.730.268

El gasto de Impuesto sobre la renta al 31 de diciembre de 2001 y 2000 de Manufacturas de Papel, C.A. MANPA S.A.C.A. ascienden a Bs. 2.065 millones y 1.035 millones, respectivamente.

Para los años terminados el 31 de diciembre de 2001 y 2000, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, los ingresos obtenidos en el exterior, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Durante el año 2000, la Compañía utilizó pérdidas fiscales trasladables de años anteriores por aproximadamente Bs. 3.046 millones (a valores históricos), generándose un beneficio impositivo de Bs. 1.156 millones, el cual se presenta como partida extraordinaria. Así mismo, utilizó rebajas por inversiones trasladables de años anteriores por Bs. 3.040 millones (a valores históricos), las cuales se presentan como una reducción de la provisión de impuesto sobre la renta del año.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el Gravamen sobre los Dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el Régimen de Renta Mundial, y aquellos obtenidos por las inversiones o participaciones bajo el Régimen de Transparencia Fiscal Internacional.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta a pagar en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2001, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

15. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2001 y 2000, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2001	2000
Ventas de inventarios	2.145.000	2.403.000
Compras de inventarios	3.257.291	11.875.000
Cargos por consumo de energía eléctrica	5.505.000	6.264.000

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2001	2000
Cuentas por cobrar a corto plazo		
J.C. Papeleras, C.A.	57.753	1.869.713
Corporación Industrial de Energía, C.A.	16.031	8.884
Agroindustrial Mandioca, C.A.	15.566	-
Turboven Cagua Company Inc.	4.260	-
Turbogeneradores de Venezuela, C.A.	3.231	3.448
Agropecuaria Mandioca, C.A.	1.039	1.168
Turboven Maracay Company Inc.	-	685.158
Corporación Forestal Imataca, C.A.	-	3.147.871
Papeles Nacionales Flamingo, C.A.	-	550.113
Aserradero Venwood, C.A.	-	255.112
Comercializadora Acatami, C.A.	-	118.765
Corporación Forestal Guayamure, C.A.	-	68.822
	97.880	6.709.054
Cuentas por pagar a corto plazo		
Losani, S.A.	755.361	454.640
Turbogeneradores Maracay, C.A.	479.590	928.754
Turboven Maracay Company	433.387	-
Seinforca, C.A.	186.122	147.761
Simco Recycling Corp. Inc.	115.259	380.708
Inmuebles 310350, C.A.	71.722	-
Agroindustrial Mandioca, C.A.	-	184.579
	2.041.441	2.096.442

16. PATRIMONIO

Capital social

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital (resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de

Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo a lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Al 31 de diciembre de 2001 y 2000 la reserva legal incluyen Bs. 49,2 millones y 49,2 millones, respectivamente, de reserva legal de las filiales.

Durante el año terminado el 31 de diciembre de 2000, la Compañía decidió ajustar el monto de la mencionada reserva, considerando para ello el referido porcentaje basado en el monto del capital social actualizado a la fecha de los estados financieros.

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Con fecha 27 de abril de 2000, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 14 de febrero de 2000, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,50 por acción, para un total de Bs. 1.147.004.712.

Utilidades retenidas

Al 31 de diciembre de 2001 y 2000 las utilidades retenidas no distribuidas incluyen Bs. 3.319 millones de utilidades retenidas de las filiales, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, (Manpa), C.A. S.A.C.A ascienden a Bs. 4.638 millones, y Bs. 28.257 millones, respectivamente.

17. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2001 y 2000, registrados en bolívares a la tasa de cambio de Bs. 758,00 y Bs. 700,00 por US$ 1,00, respectivamente, de acuerdo con el mercado libre de divisas:

	2001	2000
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	5.671	17.079
Cuentas por cobrar comerciales	9.139	11.464
Cuentas por cobrar compañías relacionadas	34	1.668
Anticipos a proveedores y deudores diversos	2.384	638
	17.228	30.849
Pasivo:		
Pagarés y sobregiros bancarios	1	4.009
Documentos por pagar	3.777	14.145
Cuentas por pagar comerciales	18.626	20.490
Cuentas por pagar compañías relacionadas	1.149	1.063
Gastos acumulados por pagar y otras	591	1.722
Préstamos a largo plazo	1.684	8.399
	25.828	49.828

18. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2001 y 2000 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

19. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2001 y 2000 representan aproximadamente el 13% y 14,7% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

20. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 28,9 millones.

Al 31 de diciembre de 2001, la Compañía mantiene créditos cedidos a instituciones financieras por Bs 2.044 millones para garantizar el financiamiento de operaciones de exportación efectuadas a compañías filiales. Estos créditos se presentan incluidos en los documentos por pagar a esa fecha.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. Dicha fianza queda limitada a la cantidad de US$ 2.350.000; de no producirse reclamo alguno, el 30 de abril de 2003 se reducirá a US$ 1.000.000 y el 30 de abril de 2005 se

reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de 1er grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2001, las cartas de crédito abiertas por estos conceptos alcanzan a Bs. 632 millones.

Contingencias

Las autoridades fiscales han determinado ciertos reparos en contra de la Compañía, los cuales ascienden a Bs. 2.956 millones, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estos reparos, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2001, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1.8 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estos reparos, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

21. EVENTOS POSTERIORES

Obligaciones emitidas en circulación

En fecha 14 de enero de 2002, la Compañía pagó obligaciones quirografarias por Bs. 3.989,3 millones.

Patrimonio

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848.

Medidas económicas

Con fecha 12 de febrero de 2002, el Ejecutivo Nacional anunció una serie de medidas económicas, aún no instrumentadas en su totalidad, entre las cuales, se establece la libre flotación del tipo de cambio. A la fecha de este informe, el tipo de cambio se ubicó en aproximadamente Bs. 947 por US$ 1,00.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2001 Y 2000
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

ACTIVO	**2001**	**2000**
ACTIVO CIRCULANTE:		
Efectivo	7.249.592	3.733.125
Inversiones temporales	-	9.584.697
	7.249.592	13.317.822
Efectos y cuentas por cobrar - neto	33.188.405	35.962.452
Anticipos a proveedores	1.453.669	735.367
Inventarios - neto	24.443.893	30.622.455
Gastos pagados por anticipado	223.674	228.249
Otros activos circulantes - neto	3.568.934	12.338.682
Total activo circulante	70.128.167	93.205.027
INVENTARIO DE REPUESTOS A LARGO PLAZO	1.751.152	-
INVERSIONES EN AFILIADAS - Neto	327.105	841.817
PROPIEDADES, PLANTA Y EQUIPO - Neto	30.121.305	31.238.923
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.308.915	1.407.475
TOTAL	103.636.644	126.693.242
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO		
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios	467.673	3.803.736
Porción circulante de préstamos a largo plazo	7.164.717	8.263.954
Porción circulante de obligaciones emitidas en circulación	4.690.800	5.000.000
Documentos por pagar	2.862.844	9.901.417
Cuentas por pagar	23.726.089	26.673.192
Obligaciones por operaciones de venta con arrendamiento posterior	-	10.000.000
Gastos acumulados por pagar	3.659.547	3.141.813
Impuestos por pagar	332.060	500.320
Total pasivo circulante	42.903.730	67.284.432
PRESTAMOS A LARGO PLAZO	8.405.000	20.174.006
OBLIGACIONES EMITIDAS EN CIRCULACION	-	4.690.800
APARTADO PARA PRESTACIONES SOCIALES	4.814.206	3.597.621
OTROS PASIVOS Y CREDITOS DIFERIDOS	556.309	616.916
Total pasivo	56.679.245	96.363.775
INTERESES MINORITARIOS	979.902	961.828
PATRIMONIO - Según estado financiero adjunto	45.977.497	29.367.639
TOTAL	103.636.644	126.693.242

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2001	2000
VENTAS NETAS	149.984.098	140.760.974
COSTO DE VENTAS	96.893.131	96.701.292
UTILIDAD BRUTA	53.090.967	44.059.682
GASTOS DE VENTAS	20.497.891	19.410.285
GASTOS GENERALES Y ADMINISTRATIVOS	9.375.699	9.682.742
	29.873.590	29.093.027
UTILIDAD EN OPERACIONES	23.217.377	14.966.655
OTROS INGRESOS (EGRESOS):		
Utilidad en inversiones, neto	10.646.891	-
Realización inversiones temporales	(1.021.950)	-
Utilidad en venta de activos	-	82.267
Otros - neto	(2.227.251)	(241.233)
	7.397.690	(158.966)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:		
Intereses gastos	(5.889.115)	(10.048.701)
Intereses sobre inversiones temporales	646.684	1.066.426
Diferencias en cambio - neto	(1.247.713)	(777.617)
	(6.490.144)	(9.759.892)
UTILIDAD ANTES DE IMPUESTOS	24.124.923	5.047.797
PROVISION PARA IMPUESTOS (Nota 10):		
Impuesto sobre la renta	2.349.493	2.420.414
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	21.775.430	2.627.383
PARTICIPACION EN RESULTADOS DE AFILIADAS	(570.511)	810.238
UTILIDAD ANTES DE INTERESES MINORITARIOS	21.204.919	3.437.621
INTERESES MINORITARIOS	(18.074)	338.952
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA	21.186.845	3.776.573
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores	-	1.029.969
UTILIDAD NETA	21.186.845	4.806.542
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	9,24	2,10

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social legal	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 1999	22.940.094	(11.470.047)	11.470.047	164.931	1.269.604	15.073.429	27.978.011
Dividendos en efectivo	-	-	-	-	-	(3.441.014)	(3.441.014)
Utilidad neta	-	-	-	-	-	4.806.542	4.806.542
Traspaso de reserva legal de filiales desincorporadas	-	-	-	-	(173.809)	173.809	-
Resultado acumulado por traducción de filial extranjera	-	-	-	24.100	-	-	24.100
SALDOS AL 31 DE DICIEMBRE DE 2000	22.940.094	(11.470.047)	11.470.047	189.031	1.095.795	16.612.766	29.367.639
Dividendos en efectivo	-	-	-	-	-	(4.588.019)	(4.588.019)
Utilidad neta	-	-	-	-	-	21.186.845	21.186.845
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	11.032
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	(11.470.047)	11.470.047	200.063	1.095.795	33.211.592	45.977.497

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	2001	2000
ACTIVIDADES OPERACIONALES:		
Utilidad neta	21.186.845	4.806.542
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación de accionistas minoritarios - neto	18.074	(847.861)
Participación en resultados de afiliadas	570.511	(810.238)
Utilidad en inversiones, neto	(18.352.001)	-
Utilidad en venta de activos	-	(82.267)
Retiros y consumo de equipos y partes industriales	1.067.980	642.547
Provisión para inventarios	600.000	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	80.750	80.750
Depreciación	4.140.202	4.167.836
Amortización de cargos diferidos	42.669	42.669
Provisión para prestaciones sociales	4.705.927	3.131.758
Cambios en activos y pasivos operacionales	563.061	(2.114.698)
Pago de prestaciones sociales	(3.489.342)	(2.465.725)
Resultado acumulado por traducción de filial extranjera	11.032	24.100
Efectivo neto provisto por las actividades operacionales	11.145.708	6.575.413
ACTIVIDADES DE INVERSION:		
Disminución en dividendos por cobrar	-	125.000
Venta de activos netos proyecto forestal	16.983.000	-
Aumento en inversiones - neto	-	(295.473)
Disminución en cargos diferidos y otros activos	55.891	45.771
Compra de propiedades, planta y equipo	(1.421.931)	(3.017.638)
Venta de propiedades y equipos	-	196.036
Efectivo neto provisto (usado) por las actividades de inversión	15.616.960	(2.946.304)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	(3.336.063)	1.849.168
Disminución de préstamos a largo plazo	(12.868.243)	(6.996.671)
Disminución en obligaciones emitidas en circulación	(5.000.000)	(665.155)
Aumento (disminución) en documentos por pagar	(7.038.573)	2.103.385
Dividendos en efectivo	(4.588.019)	(3.441.014)
Efectivo neto usado por las actividades de financiamiento	(32.830.898)	(7.150.287)
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(6.068.230)	(3.521.178)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	13.317.822	16.839.000
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	7.249.592	13.317.822

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

PAYMENT AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**., a company domiciled in the city of Caracas and registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, its last amendment was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5.534.882 dully authorized therefore in meeting of the Board of Directors of its principal as of February 22, 2002 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1995, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of January 24, 2002 under No.11, Volume 6A Pro, published in the newspaper "La Religión" as of March 7, 2002 represented in this act by **MARIA**

INTERPRETE PUBLICO

EUGENIA GAMEZ AZPURUA, bearer of Identity Card No.5.566.177 dully authorized by the Directors Committee as of March 7, 2002 that hereinafter be called "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST:

The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for administering and servicing the amount **VALORES VENCRED, S.A.** effectively places in regard to ISSUANCE of Unsecured Obligations at Bearer, which amount to **EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00) THE ISSUER** will issue. The present Issuance was approved by the General Shareholders' Meeting held on April 27, 2001 and by the Board of Directors in meeting dated February 22, 2002 to be placed through Public Offer, divided in three (3) series with the same characteristics, granting the same rights, and was authorized by the National Securities Registry as of August 7, 2002.

SECOND:

A) CHARACTERISTICS OF THE SERIES.

The present issuance of obligations is divided in two (2) series, which have equal characteristics and grant the same rights. Each series are due in two years and are represented by ONE THOUSAND THREE HUNDRED SEVENTY-EIGHT (1,378) securities with the following establishment:

SERIES 1

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
40	100,000.00	4,000,000.00
40	500,000.00	20,000,000.00
226	1,000,000.00	226,000,000.00
160	5,000,000.00	800,000,000.00
175	10,000,000.00	1,750,000,000.00
48	25,000,000.00	1,200,000,000.00
689		**4,000,000,000.00**

SERIES 2

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
40	100,000.00	4,000,000.00
40	500,000.00	20,000,000.00
226	1,000,000.00	226,000,000.00
160	5,000,000.00	800,000,000.00
175	10,000,000.00	1,750,000,000.00
48	25,000,000.00	1,200,000,000.00
689		**4,000,000,000.00**

B) INTERESTS

The interests each series comprising the present issuance will earn is variable, payable upon monthly payment due and set in advance by monthly periods within the three (3) bank business days prior the starting date of each interest period, provided that there are no ransom outstanding obligations.

The rate each series comprising the present issuance will earn is the higher from the following cases:

1. The eighty percent (80%) of the average arithmetic of the Yearly Lending Corporate Preferential Interest Rate set by corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. for the concepts of loan agreements and/or promissory notes with a term of thirty (30) days, excluded those from the agriculture sector in effect at the date of setting.
2. The arithmetical average of the Yearly Borrowing Corporate Interest Rate for long-term deposits is thirty (30) days of corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. plus the forty percent (40%) of the differential that may result between that rate and the Yearly Lending Corporate Preferential Interest Rate defined above.

Corporate Clients will be those companies which annual sales are higher than Forty Thousand Million Bolivars (Bs.40,000,000,000.00).

a) Interests will be calculated based on a year of 360 days and a month of 30 days each.

b) The company does hereby accept, except stated error, the written certification issued by the financial institutions described in item 1) as the sole means of testing the applicable interest rate. **THE ISSUER** shall be able to request the Common Representative of Bondholders information about the applicable interest rate for the corresponding month within the first five (5) days of the month, which interests wanted to be set.

c) The Common Representative of Bondholders is bound to publish in one (1) newspaper of major national circulation and within the two (2) bank business days following the day where setting shall be made, the new interest rate that obligations will earn for the next month period. Such rate, once established, will be invariable during such month.

d) Payment date of interests shall be the bank business day following maturity of each month period. If the date for paying interests comes and the holders of the corresponding coupons do not attend, the corresponding amounts that have been previously calculated as per the interest rate set by the Common Representative of bondholders will be available for bondholders at the address of **THE PAYMENT AGENT** and will not produce any type of interest or yield in favor of the bondholders.

e) Each Securities includes one (1) capital coupon and Twenty-Four (24) interest coupons.

f) In case **THE ISSUER** stops paying the interests of the Obligations at their corresponding maturities, such obligations will accrue interests in arrears per each day in arrears calculated at the interest rate the obligations were earning plus three per cent (3%).

THIRD: PAYMENT PLAN

The securities comprising each of the series of the present issuance will be repaid at their par value upon maturity of issuance.

ACCELERATED AMORTIZATION (Special Redemption of each Series):

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO 5

THE ISSUER reserves its right to partially or fully redeem the outstanding obligations from the maturity of the first semester (inclusive) of issuing each series by special amortizations on the time set by the Board of Directors, which shall only be made at the end of each semester of the corresponding series of this issuance. Special redemptions shall be for an amount of not less or equal to ten per cent (10%) of the total issuance, which will be proportionally assigned to each group of bonds.

THE ISSUER will notify the Payment Agent and the Common Representative of Bondholders, with thirty (30) days in advance, about the drawing to be held. In the case of accelerated amortization, **THE ISSUER** shall comply with the provisions set forth in the Standards Related to the Redemption of Obligations. For the purposes of fully or partially accelerated amortization of bonds comprising each series, **THE ISSUER** will pay the holders of bonds representing the series, besides their par value and the accumulated interests up to the date of amortization, a premium calculated on the par value of each bond (Accelerated Amortization Premium). The Accelerated Amortization Premium will depend on the term elapsed from the date of issuance of the relevant series and the date of amortization as follows:

Accelerated Amortization	Premium to Pay
1st Semester	1.00%
2nd Semester	0.75%
3rd Semester	0.50%

The Company will publish in two (2) newspapers of major circulation and in two (2) different times, the amount of the accelerated amortization, the proportional amount corresponding to each class of bonds of the issuance, indicating the date when obligations shall be paid. The notice shall be published within the fifteen (15) days prior drawing and with an anticipation of seven (7) days after its occurrence.

The value of the bonds favored by the accelerated amortizations will be paid within the five (5) business days following the date of executing the corresponding drawing. If payment is offered on due time and the holders of the corresponding obligations do not attend to receive their value on the date set, the payment obligation will then cease and the Company will be released, depositing the value of Obligations with the interests

earned up to the date and the premium calculated on the par value for its paying off, at the Payment Agent, at the disposal of the bearer or holders of such obligations, being the expenses of this procedure on account of its holders.

FOURTH: APPOINTMENT OF PAYMENT AGENT

THE ISSUER appoints **VENEZOLANO DE CREDITO, S.A., Banco Universal** as Payment Agent for the amount effectively placed by **VALORES VENCRED, S.A.** in regard to Issuance of Unsecured Bonds at Bearer and of each of the series comprising it, indicated in this contract, a charge accepted by **VENEZOLANO DE CREDITO, S.A., Banco Universal.**

FIFTH: DEPOSITS TO PAY CAPITAL AND INTERESTS

THE ISSUER is bound to deposit and maintain available in the Current Account No.030-0001963 belonging to **THE ISSUER** that maintains at **VENEZOLANO DE CREDITO, S.A., Banco Universal** for the date of maturity of each coupon of interest, of capital and premiums, in the cases of accelerated amortization or at their maturity, the relevant amounts, so that **THE BANK** makes the corresponding payment. Thus, **THE ISSUER** does hereby expressly authorize **THE PAYMENT AGENT** to carry out the necessary debits on the relevant payment date.

SIXTH: BANK'S DUTIES

It is hereby understood that **VENEZOLANO DE CREDITO, S.A., Banco Universal** acting as Payment Agent of the Series comprising the Issuance of Unsecured Bonds does not assume any other responsibility different from compliance with the present contract and, therefore, does not hold responsible for obligations in charge of **THE ISSUER** in regard to Issuance of Unsecured Bonds stated in the First Clause herein. Therefore, **VENEZOLANO DE CREDITO, S.A., Banco Universal** in its capacity as Payment Agent does not guarantee the holder of Unsecured Bonds payment of capital, interests and premiums if **THE ISSUER** does not make available to **THE BANK**, on the dates set forth and under the terms established herein, the amounts necessary.

The obligation of **THE PAYMENT AGENT** to make payment, on account of **THE ISSUER**, of the obligations comprised in the corresponding bonds and in the interest coupons, is subject to the following conditions:

a) **THE PAYMENT AGENT** should have received the totality of the necessary funds and same should be available for the date set forth in order to make payment, as provided for in the Fourth Clause herein.

b) **THE PAYMENT AGENT** should have received the original coupons at the date of their corresponding maturities or at that of the bonds in the case of payment of capital.

SEVENTH: ISSUER'S DUTIES

THE ISSUER is bound to provide **THE BANK** all the information required so that this latter may comply with the provisions of this contract. **THE ISSUER** is bound to immediately notify in written **THE PAYMENT AGENT** about any relevant event related to Issuance of Obligations, their circulation, redemption and payment of coupons, bonds and premiums, and upon failure of such notice, **THE PAYMENT AGENT** will consider payment valid under the conditions set forth herein.

EIGHT: SERVICE PAYMENT

THE BANK will receive for its services as Payment Agent: a) An amount equivalent to 0.065% on the amount of the interests the obligations earned, payable one ach interest payment dates; b) An amount equivalent to 0.05% calculated on the amounts of the payments or amortizations of capital. For both alternatives there is a minimum remuneration set of ONE HUNDRED THOUSAND BOLIVARS (Bs.100,000.00) if when such percentages are applied an amount inferior to One Hundred Thousand Bolivars results.

NINTH: SECURITIES

THE ISSUER will deliver **THE PAYMENT AGENT**, prior its distribution to the Placement Agents, the bonds and their coupon holders so that **THE PAYMENT AGENT** stamps on them the marks and signs deemed convenient as security measures. **THE PAYMENT AGENT**, upon making such marks, will promptly return the bonds to allow **THE ISSUER** delivering the bonds to the Placement Agents for their distribution. However, **THE ISSUER** holds harmless **THE PAYMENT AGENT** regarding obligations or coupons, provided that the corresponding obligations or coupons are favorably compared against the obligations or coupons issued by **THE ISSUER**.

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

8

TENTH: PAYMENT EVIDENCE

During the three (3) bank business days following the date when **THE PAYMENT AGENT** has made payment according to the provisions of their contract, **THE PAYMENT AGENT** will submit to **THE ISSUER** the documents evidencing the corresponding withholdings of the Income Tax Law and filing of the corresponding amount with a tax revenue office.

ELEVENTH: EFFECTIVENESS

This contract will be in effect until all the obligations of the Series comprising the Issuance of Unsecured Bonds identified herein are redeemed and paid off; however, the parties mutually agree they will be able to terminate this contract at any moment, prior written notice with at least thirty (30) days prior the date of termination.

TWELFTH: JURISDICTION

For all the purposes of this contract, its derivatives and consequences, the parties choose as special, sole domicile and exclusive of any other, the city of Caracas, at which court jurisdiction they do hereby declare to submit to.

Any notices required and comprised herein shall be in written, and will be effective when received at the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country, Piso 11, Cacaito, Caracas, Venezuela.

THE CUSTODY AGENT:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its presentation. (signed) Illegible.

BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE . CARACAS METROPOLITAN DISTRICT. SANDRA ROMERO DE NAVAS. NINTH NOTARY PUBLIC OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT, Caracas, October 18th, 2002. Historical years 192 and 143. The foregoing

document was drawn up by lawyer NELLY GONZÁLEZ DIAZ, registered with Inpreabogado (Lawyer's Social Security Institute) under No.31291, was presented for its AUTHENTICATION and return as per form No.256407 as of 10/17/2002. Its grantor being present they said to be: JUAN ANTONIO LOVERA and MARIA EUGENIA GAMEZ AZPURUA, both of legal age, domiciled in CARACAS, Venezuelan citizens, married and single, bearers of Identity card Nos. V-5.534.882 and V-5.566.177, respectively. The foregoing document was read out and compared against its originals, the copies were signed as well as the original in the presence of the Notary, the grantors declared: "ITS CONTENT IS TRUE AND OURS THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT." The notary in virtue thereof does herby declare it legally authenticated in the presence of witnesses: LISSETTE ZAMORA and JOSE SERRANO, bearers of Identity Cards Nos.12.072.461 and 4.823.709, respectively, and was registered under No. 31, Volume 212 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that physically saw the Articles of Incorporation/By-Laws of: 1) Articles of Incorporation/By-Laws of: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., registered with the Commercial Registry that was under the control of the Court of First Instance in Civil and Commercial Matters of the Federal District, as of 3/31/1950, under No.379, Volume 1-B, which last amendment was made before the Commercial Registry I of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99 under No.35, Volume 141-A-Pro; 2) Minute of the Board of Directors as of 2/22/2002, documents evidencing the powers of the grantor JUAN ANTONIO LOVERA V., in his capacity as Corporate Finance Vice-President to make this delivery; 3) Directors Committee of VENEZOLANO DE CREDITO, S.A., Banco Universal, held on 3/7/2002 evidencing authorization from grantor MARIA EUGENIA GAMEZ AZPURUA to undertake this act. For this act the Notary moved and agreed to form at: 1) Banco Venezolano de Crédito, piso 8, situated in Avenida San Bernardino, and 2) Manpa, Torre Country, piso 11, as of today at 1:00 p.m. and 2:00 p.m. upon request of the party concerned, made by JOSE SERRANO, I.D. No.4.823.709, Clerk II, authorized Officer pursuant to the provisions of Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Lawyer Sandra Romero de Navas (signed) Illegible.

Ninth Notary Public of Libertador Municipality of the Capital District.

GRANTORS (signed) Illegible.

WITNESSES

Lissette Zamora (signed) Illegible.

THE AUTHORIZED OFFICER

José Serrano (signed) Illegible.

Translator's Note:

At the bottom of this folio there is a wet seal that reads as follows: "The fiscal stamps corresponding to the present copy were rendered void in the original pursuant to the provisions of the Fiscal Stamp Law, Chapter III, Article 35." At the upper right margin of the first folio there is a wet seal that reads as follows: "Bolivarian republic of Venezuela. Ministry of the Interior and Justice. Caracas Metropolitan District. Ninth Notary Public of Libertador Municipality of the Capital District. Received on 10/17/02. Presentation Form No.256407. Set for 10/18/02. Tax fees (blank). At the upper left margin of the first folio in Spanish there is a blue wet seal that reads as follows: Nelly González Díaz (signed) Illegible. Lawyer. Inpreabogado (Lawyer's Social Security Institute) No.31291." At the upper right margin of each of the eight (8) folios written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 02 October 22 AM 10:36. FILE RECEIVED."---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29th, 2002.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

República Bolivariana De Venezuela
Ministerio del Interior y Justicia
Distrito Metropolitano de Caracas
Notaría Pública Novena del Municipio
Libertador del Distrito Capital
Recibido el: 17/10/2002
Planilla de Presentación N° 256407
Fijado para el día: 18/10/2002
Derechos Arancelarios:

CONTRATO DE AGENTE DE PAGO

Entre **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No.5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 22 de Febrero de 2.002, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **"VENEZOLANO DE CREDITO, S.A., Banco Universal."**, sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.995, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002,, bajo el No. 11, Tomo 6A Pro, publicado en el Diario La Religión, el 07 de Marzo de 2.002, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizada por el Comité Directivo de fecha 07 de Marzo de 2.002, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA :

El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, en la administración y servicio por el monto que efectivamente coloque **VALORES VENCRED, S.A.** de la EMISION de Obligaciones Quirografarias al Portador, que por un monto de **OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,00)**, emitirá **"EL EMISOR"**. La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 27 de Abril de 2.001, y con lo decidido por la Junta Directiva en sesión de fecha 22 de Febrero de 2.002, para ser colocada a través de Oferta Pública y la cual está dividida en tres (3) series que poseen iguales características y otorgan los mismos derechos, y fue autorizada e inscrita en el Registro Nacional de Valores el día 07 de agosto del 2002.

SEGUNDA :

A) CARACTERISTICAS DE LAS SERIES.

La presente emisión de obligaciones está dividida en dos (2) series, que poseen iguales características y otorgan los mismos derechos. Cada una de las series tiene un vencimiento de dos años y está representada por MIL TRESCIENTOS SETENTA Y OCHO (1.378) títulos con las siguientes determinaciones:

Serie 1

Cantidad De Títulos	Valor Nominal Del Título Bs.	Total Emisión Bs.
40	100.000,oo	4.000.000,oo
40	500.000,oo	20.000.000,oo
226	1.000.000,oo	226.000.000,oo
160	5.000.000,oo	800.000.000,oo
175	10.000.000,oo	1.750.000.000,oo
48	25.000.000,oo	1.200.000.000,oo
689		**4.000.000.000,oo**

Serie 2

Cantidad De Títulos	Valor Nominal Del Título Bs.	Total Emisión Bs.
40	100.000,oo	4.000.000,oo
40	500.000,oo	20.000.000,oo
226	1.000.000,oo	226.000.000,oo
160	5.000.000,oo	800.000.000,oo
175	10.000.000,oo	1.750.000.000,oo
48	25.000.000,oo	1.200.000.000,oo
689		**4.000.000.000,oo**

B) INTERESES:

Los intereses que devengarán cada una de las series que conforman la presente emisión serán variables, pagaderos por mensualidad vencida y fijados anticipadamente por períodos mensuales dentro de los tres (3) días hábiles bancarios anteriores a la fecha de inicio de cada período de intereses, mientras haya obligaciones pendientes de rescate.

La tasa que devengarán cada una de las series que conforman la presente emisión, será la que resulte mayor de las siguientes alternativas:

1. El 80% del promedio aritmético de la tasa de interés anual activa corporativa preferencial

aplicada a clientes corporativos del Banco Provincial, S.A., Banco Universal, Venezolano de Crédito, S.A., Banco Universal y Banco de Venezuela, S.A., Banco Universal, por concepto de contratos de préstamo y/o pagarés a plazos de treinta (30) días excluidas las del sector agrícola vigentes para la fecha de fijación.

2. El promedio aritmético de la tasa de interés anual pasiva corporativa, para depósito a plazo fijo de treinta (30) días de clientes corporativos del Banco Provincial, S.A., Banco Universal, Venezolano de Crédito, S.A., Banco Universal y Banco de Venezuela S.A., Banco Universal, más el 40% del diferencial que resulte entre dicha tasa y la tasa de interés anual activa corporativa preferencial, definida anteriormente.

Se entenderá por clientes corporativos, a aquellas empresas cuyas ventas anuales sean superiores a Cuarenta Mil Millones de Bolívares (Bs. 40.000.000.000,00).

a) Los intereses se calcularán en base a un año de 360 días y meses de 30 días cada uno.

b) La compañía acepta, salvo error manifiesto, como único medio de prueba de la tasa de interés aplicable, la certificación escrita expedida por las instituciones financieras mencionadas en el apartado 1). **"EL EMISOR"** podrá solicitar al Representante Común de los Obligacionistas, información sobre la tasa de interés aplicable para el mes correspondiente dentro de los primeros cinco (5) días del mes cuyos intereses se deseen fijar.

c) El Representante Común de los Obligacionistas se compromete a publicar, en un (1) diario de amplia circulación nacional y, dentro de los dos (2) días hábiles bancarios posteriores al día en cual se deba efectuar la fijación, la nueva tasa de interés que devengarán las obligaciones para el período mensual siguiente, la cual una vez fijada permanecerá invariable en el transcurso de dicho mes.

d) La fecha de pago de los intereses será el día hábil bancario siguiente al vencimiento de cada período mensual. Si llegada la fecha para el pago de intereses, no concurrieren los tenedores de los correspondientes cupones, los respectivos montos que hayan sido previamente calculados según la tasa de interés fijada por el Representante Común de los obligacionistas, estarán a disposición de los obligacionistas en la dirección de **"EL AGENTE DE PAGO"** y no generarán ningún tipo de interés o rendimiento en favor de los tenedores de las obligaciones.

e) Cada Título consta de Un (1) cupón de capital y Veinticuatro (24) cupones de interés.

f) En caso de que **"EL EMISOR"** dejare de pagar los intereses de las obligaciones en sus respectivos vencimientos, se acumularán intereses de mora por cada día de atraso

calculados a la tasa de interés que venían devengando las Obligaciones más tres por ciento (3%).

TERCERA : PLAN DE PAGO:

Los títulos que integran cada una de las series que conforman la presente emisión serán redimidos a su valor nominal al vencimiento de la emisión.

REDENCIÓN ANTICIPADA (Rescate Extraordinario de Cada Serie):

"EL EMISOR" se reserva el derecho de redimir parcial o totalmente, las obligaciones que para un determinado momento se encuentren en circulación, a partir del vencimiento del primer semestre (inclusive) de la emisión de cada serie, mediante redenciones extraordinarias, en las oportunidades que fije la Junta Directiva, las cuales solo se efectuarán al final de cada semestre de las respectivas series de esta emisión. Los rescates extraordinarios deberán ser por un *monto no menor o igual al diez por ciento (10%) del total de la emisión, la cual se imputará en* forma proporcional a cada grupo de títulos.

"EL EMISOR" notificará con treinta (30) días de anticipación al Agente de Pago y al Representante Común de los Obligacionistas del sorteo que se pretende efectuar. En los casos de redención anticipada, **"EL EMISOR"** deberá cumplir con lo que se establece al respecto en las "Normas Relativas al Sistema de Sorteos para la Redención de Obligaciones". A los fines de la redención anticipada total o parcial de los títulos que conforman cada serie, "EL EMISOR" pagará a los tenedores de los títulos representativos de las series, además de su valor nominal y los intereses acumulados hasta la fecha de redención, una prima calculada sobre el valor nominal de cada título (Prima de Redención Anticipada). La Prima de Redención Anticipada dependerá del plazo transcurrido desde la fecha de la emisión de la serie correspondiente y la fecha de redención, de la siguiente manera:

Rescates Extraordinarios	**Prima a Pagar**
1er. Semestre	1.00%
2do. Semestre	0.75%
3er. Semestre	0.50%

La Compañía publicará en dos (2) diarios de alta circulación nacional y en dos (2) ocasiones diferentes, el monto del rescate extraordinario, la cantidad proporcional que corresponda a cada clase de títulos de la emisión, indicándose la fecha en que habrán de cancelarse las obligaciones. El aviso deberá publicarse dentro de los quince (15) días anteriores a la celebración del sorteo y con una anticipación de siete (7) días a la realización del mismo.

El valor de los títulos favorecidos de las redenciones anticipadas, se cancelará dentro de los cinco (5) días hábiles siguientes a la fecha de celebración del sorteo correspondiente. Si ofrecido el pago en la oportunidad señalada anteriormente, no concurrieren los tenedores de las respectivas obligaciones a recibir su valor en la fecha fijada, cesará desde entonces la obligación de pago de intereses sobre ella y la Compañía se liberará, depositando el valor de las Obligaciones con los intereses devengados hasta la fecha y la prima calculada sobre el valor nominal para su cancelación, en el Agente de Pago, a disposición del portador o portadores de dichas obligaciones, siendo los gastos de este procedimiento por cuenta de sus tenedores.

CUARTA: DESIGNACION DEL AGENTE DE PAGO.

"EL EMISOR" designa al **VENEZOLANO DE CREDITO, S.A. Banco Universal** como Agente de Pago por el monto efectivamente colocado por **VALORES VENCRED, S.A.,** en lo que respecta a la Emisión de Obligaciones Quirografarias al Portador y de cada una de las series que la integran, señaladas en este contrato, cargo que es aceptado por **VENEZOLANO DE CREDITO, S.A., Banco Universal.**

QUINTA : DEPOSITOS PARA PAGOS DE CAPITAL E INTERESES.

"EL EMISOR" se obliga a depositar y a mantener disponible en la Cuenta Corriente N° 030-0001963 de **"EL EMISOR"** que mantiene en el **VENEZOLANO DE CREDITO, S.A., Banco Universal,** para el día del vencimiento de cada uno de los cupones de interés, del capital y las primas, en los casos de redención anticipada o a su vencimiento, las cantidades correspondientes a que hubiere lugar, a fin de que **"EL BANCO"** efectúe los pagos correspondientes. A tal efecto, **"EL EMISOR"** autoriza expresamente al **AGENTE DE PAGO** para realizar los débitos necesarios a la fecha de pago respectiva.

SEXTA : DEBERES DE "EL BANCO"

Es entendido que el **VENEZOLANO DE CREDITO, S.A., Banco Universal** actuando como Agente de Pago de las Series que integran la Emisión de Obligaciones Quirografarias, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"**, en relación a la Emisión de Obligaciones Quirografarias indicadas en la Cláusula Primera de éste contrato. Por lo tanto, el **VENEZOLANO DE CREDITO, S.A., Banco Universal** en su carácter de Agente de Pago, no garantiza a los tenedores de Obligaciones Quirografarias, el pago de capital, intereses y primas, si **"EL EMISOR"** no pone a disposición de **EL BANCO"**, en las fechas establecidas y en los términos establecidos en este contrato, las cantidades a que hubiere lugar.

La obligación de **"EL AGENTE DE PAGO"** de realizar, por cuenta de **"EL EMISOR"**, el pago de las obligaciones contenidas en los títulos respectivos y en los cupones de interés, está sujeta a las condiciones siguientes:

a) **"EL AGENTE DE PAGO"** debe haber recibido la totalidad de los fondos necesarios y que los mismos se encuentren disponibles para la fecha establecida, a los fines de efectuar el pago, según lo previsto en la cláusula Cuarta de éste contrato.

b) **"EL AGENTE DE PAGO"** debe haber recibido el original de los cupones a la fecha de sus respectivos vencimientos o de los Títulos en los casos de pago del capital.

SEPTIMA : DEBERES DE "EL EMISOR".

"EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que este pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar de inmediato y por escrito a **"EL AGENTE DE PAGO"**, cualquier hecho relevante relacionado con la Emisión de Obligaciones, su circulación, su redención y el pago de los cupones, títulos y primas, y a falta de tal notificación, se considerará válido el pago hecho por **"EL AGENTE DE PAGO"**, en las condiciones del presente contrato.

OCTAVA : PAGOS POR SERVICIOS.

"EL BANCO" percibirá por sus servicios como Agente de Pago: a) Una cantidad equivalente al 0,065% sobre el monto de los intereses que devenguen las obligaciones, pagaderas en cada fecha de pagos de intereses; b) Una cantidad equivalente al 0,05% calculado sobre el monto de los pagos o amortizaciones de capital. Para ambas alternativas se establece una remuneración mínima de CIEN MIL BOLIVARES (Bs. 100.000,00), si al aplicarse esos porcentajes resultare una cantidad inferior a Cien Mil Bolívares.

NOVENA: TITULOS

"EL EMISOR" entregará al **AGENTE DE PAGO**, previa su distribución a los Agentes de Colocación, los títulos y sus cuponeras, para que **"EL AGENTE DE PAGO"**, estampe en los mismos las marcas y señales que consideren convenientes como medidas de seguridad. **"EL AGENTE DE PAGO"**, una vez efectuado el referido marcaje, devolverá prontamente los títulos para permitir a **"EL EMISOR"** que entregue los títulos a los Agentes de Colocación para su distribución. Sin embargo **"EL EMISOR"** exonera a **"EL AGENTE DE PAGO"** de toda responsabilidad, en razón de cualquier pago de obligaciones o cupones, siempre que las respectivas obligaciones o cupones se comparen favorablemente con las obligaciones o cupones emitidas por **"EL EMISOR"**.

DECIMA : EVIDENCIA DE PAGO.

Dentro de los tres (3) días hábiles bancarios siguientes a la fecha en que **"EL AGENTE DE PAGO"** haya efectuado un pago según lo previsto en este contrato, **"EL AGENTE DE PAGO"** enviará a **"EL EMISOR"** una comunicación describiendo los pagos efectuados, así como deberá remitir a **"EL EMISOR"**, los documentos que evidencien haber efectuado las respectivas retenciones de Impuesto sobre la Renta y haber enterado en una oficina receptora de fondos fiscales las sumas respectivas.

DECIMA PRIMERA: VIGENCIA.

Este contrato tendrá vigencia hasta tanto hayan sido redimidas y pagadas todas las obligaciones de las Series que integran la Emisión de Obligaciones Quirografarias identificadas en este contrato, sin embargo, las partes, de mutuo acuerdo, podrán darlo por terminado en cualquier momento, previa notificación por escrito, con al menos treinta (30) días de anticipación a la fecha de terminación.

DECIMA SEGUNDA: JURISDICCION

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR: Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

VENEZOLANO DE CREDITO, S.A., Banco Universal: Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.

REPÚBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. SANDRA ROMERO DE NAVAS, NOTARIA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, Caracas, Dieciocho (18) de Octubre del año dos mil dos (2.002). 192º y 143º. El anterior documento redactado por el abogado: **NELLY GONZÁLEZ DÍAZ**, inscrito en el Inpreabogado bajo el No: **31291**, fue presentado para su **AUTENTICACIÓN** y devolución según planilla No: **256407**, de fecha: **17-10-2002.** Presentes sus Otorgantes dijeron llamarse: **JUAN ANTONIO LOVERA y MARIA EUGENIA GAMEZ AZPURUA**, mayores de edad, domiciliados en CARACAS, de Nacionalidad: **VENEZOLANA**, de estado civil: Casado y Soltera, titulares de las Cédulas de Identidad Nos: **V- 5.534.882, y V- 5.566.177**, respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario en tal virtud lo declara legalmente Autenticado en presencia de los testigos: **LISSETTE ZAMORA** y **JOSE SERRANO**, titulares de las cédulas de Identidad Nos: **12.072.461** y **4.823.709**, respectivamente, quedando anotado bajo el No: **31**, Tomo: **212**, de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista Documento Constitutivo Estatutario de: **1)** Documento Constitutivo Estatutario de: **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, inscrito por ante el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Civil y Mercantil del Dtto. Federal, el 31-3-1950, bajo el Nº 379, Tomo 1-B., cuya ùltima modificaciòn fuè efectuada por ante el Registro Mercantil I de la Circunscripciòn Judicial del Dtto. Federal y Edo. Miranda, en fecha: 14-07-99, bajo el No. 35, tomo 141-A-Pro., **2)** Acta de Junta Directiva de fecha: 22-02-2002, documentos en los cuales se evidencian las facultades del otorgante **JUAN ANTONIO LOVERA V.**, en su carácter de **Vicepresidente Corporativo de Fianzas** para realizar el presente otorgamiento; **3)** Comité Directivo, de "**VENEZOLANO DE CREDITO, S.A., Bco. Universal**", celebrado en fecha: 07-03-2.002, en donde se evidencia la autorización de la otorgante **MARIA EUGENIA GAMEZ AZPURUA** para realizar el presente acto; Para este acto la Notaría se trasladó y constituyó en: **1) Banco Venezolano de Crédito**, piso 8, situado en Av. Alameda San Bernardino, y **2) Manpa**, Torre Country Club, piso 11, hoy a las: 1 PM y 2 PM, a petición de parte interesada, realizado por: **JOSE SERRANO** C.I. Nº: **4.823.709**, escribiente: **II**, Funcionario autorizado de conformidad con el Artículo 29 del Reglamento de Notarías Públicas.

LA NOTARIO PÚBLICO.-

Dra. Sandra Romero de Navas
NOTARIO PUBLICO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DTTO. CAPITAL

LOS...

OTORGANTES.-

LOS TESTIGOS.-

LISSETTE ZAMORA

JOSE SERRANO

EL FUNCIONARIO AUTORIZADO

Los Timbres Fiscales correspondientes al presente Duplicado, Fueron inutilizados en el Original de conformidad con lo establecido en la Ley de Timbre Fiscal, Capítulo III, Artículo 35.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Logotype of MANPA]

Series "1"

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

UNSECURED OBLIGATIONS AT BEARER

ISSUANCE 2002-I SERIES "1"

AMOUNT: Bs.8,000,000,000.00

Date and place of issuance: Caracas, xx of 2002

Maturity date: Caracas, xx of 2002

Value: Bs. XXXXX

SERIES "1"

Group	Color	Number of Securities		Par Value of Securities Bs.	Total Issuance Bs.
A	Red	40	000.001 000.040	100,000.00	4,000,000.00
B	Blue	40	000.041	500,000.00	20,000,000.00

			000.081		
C	Green	226	000.082 000.308	1,000,000.00	226,000,000.00
D	Violet	160	000.309 000.469	5,000,000.00	800,000,000.00
E	Orange	175	000.470 000.645	10,000,000.00	1,750,000,000.00
F	Turquoise	48	000.646 000.694	25,000,000.00	1,200,000,000.00
		689			4,000,000,000.00

The present Securities is part of the Issuance of Unsecured Obligations to Bearer amounting to a total of EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00) approved by the General Shareholder's Meeting held on April 27, 2001 and by the decisions of the Board of Directors in its session held on February 22, 2002. The Issuance was authorized by the National Securities Commission by resolution No. XXX as of XXX 2002.

INTERESTS:

Interests will vary, payable upon due monthly installments and fixed in advance by monthly periods, on the third bank business day prior the date of beginning each period of interest while there are obligations pending redemption. Interests will be paid monthly upon month due and will be calculated based on a year of 360 days, for months of thirty days. The applicable interests rate will be the higher from the following alternatives:

- The eighty percent (80%) of the average arithmetic of the Yearly Lending Corporate Preferential Interest Rate applied to corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. for the concepts of commercial credits, documented through loan agreements and/or promissory notes at terms of thirty (30) days, except form those of the agriculture sector in effect at the date of setting, and will be fixed by the Common Representative of Bondholders by

monthly payment in advance, on the third bank business day prior the date of starting each monthly bank period of interests.

- The arithmetical average of the Yearly Borrowing Corporate Interest Rate for long-term deposits is thirty (30) days of corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. plus the forty percent (40%) of the differential that may result between that rate and the Yearly Lending Corporate Preferential Interest Rate defined above.

It is hereby understood by corporate clients those companies which sales are higher than Forty Thousand Million bolivars (Bs.40,000,000,000.00).

If while the obligations are outstanding any of the bank institutions aforementioned were not able to set the interest rate in a specific month, suspended activities or were intervened, they will be substituted by other Financial Institution of the city of acknowledged reputation by means of an agreement between the Issuance and the Common Representative of Bondholders, prior approval by the National Securities Commission. In case it is not possible to determine the interest rate through the mechanisms described above, the Common Representative of Bondholders is bound to define a new alternative to set such rate, prior approval of the National Securities Commission.

The Common Representative of Bondholders is bound to publish within the two (2) bank business days following the setting date, in a newspaper of major national circulation, the new interest rate that obligations will earn in the next following month, which once set, will remain invariable during that month, unless for the first month when it will be published one (1) day before the beginning of that offer.

REDEMPTIONS: The obligations will be fully redeemed by a sole payment, at their par value and in cash upon maturity of each series of issuance, provided that it is a banking day in Caracas; otherwise, it will be the next immediate bank business day. If the date comes to pay the amount of the principal the holders of the corresponding securities did not attended, the amounts of the principal available for bondholders at the address of

the payment agent. Such amounts will not generate any type of interest or yielding in favor of the holders of obligations.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. reserves its right to partially or fully redeem the obligations for a specific time when outstanding from the date of maturity of the first semester (inclusive) of issuance of each series by extraordinary redemptions in the times set by the Board of Directors that will not be carried out at the end of each semester of the corresponding series of this issuance. The extraordinary redemptions shall be for an amount of less or equal to ten per cent (10%) of the total issuance, which will be proportionally attributed to each group of securities.

In the case of early redemption, the Company shall comply with the provisions of the STANDARDS RELATED TO THE DRAWING SYSTEM TO REDEEM OBLIGATIONS and in these cases, the Company will pay the holders of the securities represented by the obligations, besides the portion of par value to be redeemed of such securities, the interests due and a premium calculated on the portion of par value to be redeemed according to the following scale:

Extraordinary Redemptions	Premium to Pay
First Semester	1.00%
Second Semester	0.75%
Third Semester	0.50%

The Company will publish in two (2) newspapers of major national circulation and in two (2) different cases, the amount of the extraordinary redemption, the proportional amount corresponding to each type of securities of issuance, indicating the date when obligations will be paid. The notice shall be published within the fifteen (15) days prior drawing and with seven (7) days in advance of such drawing.

PAYMENT AGENT: The Company has entered into an agreement with bank XXX and the bank XXX, so that these ones act as Payment Agents of the bondholders of series. Consequently, both the coupons of interests and the securities will be paid at their corresponding maturities upon their delivery, at the offices of: (blank)

Obligations at bearer issued pursuant to the present prospectus are unsecured bonds and, by definition, they are not guaranteed by any specific assets of MANUFACTURAS

REPÚBLICA DE VENEZUELA INTÉRPRETE PUBLICO JUDITH Y. HERNANDEZ MORA

DE PAPEL, C.A. (MANPA) S.A.C.A. Therefore, in the case of company liquidation or in the case of termination of payment, the amount of the principal and of the interests, upon their corresponding maturities as well as the other unsecured obligations of the Company will be backed by all the assets the company owns at that time, unless those assets on which there are creditors with legitimate preferences.

GENERAL INFORMACIÓN: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is one of the companies set forth in the Code of Commerce. It is domiciled in the city of Caracas, and pursuant to the provisions of the Clause No. 2 of its by-laws shall establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year Two Thousand Fifty-One (2051), according to the resolutions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994 under No.24, Volume 55-A-Pro.

OBJECT: **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.** pursuant to the provisions of Clause No. 1 of its by-laws is a company by Shares which main objective is to manufacture paper pulp, paper and any kind of paper item, specially sacks and bags of any kind, printed or not, and in general, the industrialization of paper in the broadest sense. It may likewise undertake, take part in any way or acquire shares from other companies, which are or not related to the main objectives of the company; enter into any type of agreements, even though they are not related to the manufacturing of paper, its industrialization and manufacturing, acquire or receive for any securities any kind of personal property or real estate, and of securities of any nature, dispose of them or levied on.

Caracas, on (blank).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized signature (blank).

Authorized signature (blank).

COUPON OF INTEREST MODEL

(24 coupons)

[MANPA Logotype]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.		
UNSECURED OBLIGATIONS AT BEARER OF Bs.8,000,000,000.00		
Title		
Series	Group	Coupon
1	"A"	No. **1**
Maturity Date: XXXXXXXXXXXXX Interests: See Clause of Interests		

Translator's Note:

At the upper right margin of each of the four (4) folios there is a wet seal that reads as follows: "National Securities Commission. 02 July 12 PM 4:01. FILE. RECEIVED." -----

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29th, 2002.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

Serie "1"

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

OBLIGACIONES QUIROGRAFARIAS AL PORTADOR
EMISION 2002- I
MONTO: Bs. 8.000.000.000,oo

Lugar y Fecha de Emisión: Caracas, xx de xxxxx de 2002
Fecha de Vencimiento: Caracas, xx de xxxxx de 2002

Valor: Bs. XXXXXX

Serie 1

Grupo	Color	Cantidad De Titulos	Numeración Desde	Hasta	Valor Nominal del Título Bs.	Total Emisión Bs.
A	Rojo	40	000.001	000.040	100.000,oo	4.000.000,oo
B	Azul	40	000.041	000.081	500.000,oo	20.000.000,oo
C	Verde	226	000.082	000.308	1.000.000,oo	226.000.000,oo
D	Violeta	160	000.309	000.469	5.000.000,oo	800.000.000,oo
E	Naranja	175	000.470	000.645	10.000.000,oo	1.750.000.000,oo
F	Turquesa	48	000.646	000.694	25.000.000,oo	1.200.000.000,oo
		689				**4.000.000.000,oo**

El presente Titulo forma parte de la Emisión de Obligaciones Quirografarias al Portador por un monto total de OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,oo), aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 27 de Abril de 2001 y con lo decidido por la Junta Directiva en su sesión celebrada el 22 de febrero de 2002. La Emisión fue autorizada por la Comisión Nacional de Valores mediante Resolución N° xxxxx de fecha xxx de xxxxxxxx de 2002.

INTERESES: Los intereses serán variables, pagaderos por mensualidad vencida y fijados anticipadamente por períodos mensuales, el tercer día hábil bancario anterior a la fecha de inicio de cada período de intereses, mientras haya obligaciones pendientes de rescate. Los intereses serán pagaderos mensualmente, por mes vencido y se calcularán en base a un año de 360 días, por meses de treinta días. La Tasa de Interés aplicable será la que resulte mayor de las siguientes alternativas:

- El Ochenta por ciento (80%) del promedio aritmético de la Tasa de Interés Anual Activa Corporativa Preferencial aplicada a clientes corporativos del Banco Provincial, S.A. Banco Universal, Banco Venezolano de Crédito, S.A.C.A. y Banco de Venezuela, S.A.C.A., por conceptos de créditos comerciales, documentados a través de contratos de préstamo y/o pagarés a plazos de treinta (30) días, excluidas las del sector agrícola vigentes para la fecha de fijación, y será fijada por el Representante Común de los Obligacionistas por mensualidad anticipada, el tercer día hábil bancario anterior a la fecha de inicio de cada período mensual de intereses.

- El promedio aritmético de la Tasa de Interés Anual Pasiva Corporativa para depósitos a plazo fijo de treinta (30) días de clientes corporativos del Banco Provincial, S.A. Banco Universal, Banco Venezolano de Crédito, S.A.C.A. y Banco de Venezuela, S.A.C.A., más el cuarenta por ciento (40 %) del diferencial que resulte entre dicha tasa y la Tasa de Interés Anual Activa Corporativa Preferencial, definida anteriormente.

Se entiende por clientes corporativos aquellas empresas cuyas ventas anuales sean superiores a bolívares Cuarenta Mil Millones (Bs. 40.000.000.000,oo).

Si mientras estuvieren en circulación las Obligaciones, alguna de las instituciones bancarias antes mencionadas no estuviere en capacidad de hacer la fijación de la Tasa de Interés en un determinado mes, suspendiese las actividades o fuese intervenida, será sustituida por otra Institución Financiera de la plaza, de reconocida reputación. Mediante acuerdo entre el Emisor y el Representante Común de los Obligacionistas, previa aprobación de la Comisión Nacional de Valores. En el caso de que no sea posible la determinación de la tasa de interés, a través de los mecanismos descritos, el Representante Común de los Obligacionistas se compromete a definir una nueva alternativa para el establecimiento de la misma, previa aprobación de la Comisión Nacional de Valores.

El Representante Común de los Obligacionistas se compromete a publicar dentro de los dos (2) días hábiles bancarios posteriores a la fecha de fijación, en un diario de alta circulación nacional, la nueva tasa de interés que devengarán las obligaciones en el mes inmediato siguiente, la cual una vez fijada, permanecerá invariable por el transcurso de dicho mes, a excepción del primer mes el cual se publicará un (1) día antes del inicio de la oferta.

AMORTIZACIONES: Las obligaciones serán redimidas en su totalidad mediante un pago único, a su valor nominal y en dinero efectivo al vencimiento de cada una de las series de la emisión, siempre y cuando sea un día de actividad bancaria en Caracas, de lo contrario será el día hábil bancario inmediatamente posterior. Si llegada la fecha para el pago del monto del principal no concurrieren los tenedores de los correspondientes títulos, los montos del principal estarán a la disposición de los obligacionistas en la dirección del agente de pago. Dichos montos no generarán ningún tipo de interés o rendimiento a favor de los tenedores de las obligaciones.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. se reserva el derecho de redimir parcial o totalmente, las obligaciones que para un determinado momento se encuentren en circulación, a partir del vencimiento del primer semestre (inclusive) de la emisión de cada serie, mediante redenciones extraordinarias, en las oportunidades que fije la Junta Directiva, las cuales solo se efectuarán al final de cada semestre de las respectivas series de esta emisión. Los rescates extraordinarios deberán ser por un monto no menor o igual al diez por ciento (10%) del total de la emisión, el cual se imputará en forma proporcional a cada grupo de títulos.

En los casos de rescate anticipado, la Compañía deberá cumplir con lo que se establece al respecto en las "NORMAS RELATIVAS AL SISTEMA DE SORTEOS PARA LA REDENCION DE OBLIGACIONES" y en estos casos, la Compañía pagará a los tenedores de los títulos representativos de las obligaciones, además de la porción del valor nominal a redimir de los mismos, los intereses vencidos y una prima calculada sobre la porción del valor nominal a redimir, de acuerdo a la siguiente escala:

Rescates Extraordinarios	Prima a Pagar
Primer Semestre	1,00%
Segundo Semestre	0,75%
Tercer Semestre	0,50%

La Compañía publicará en dos (2) diarios de alta circulación nacional y en dos (2) ocasiones diferentes, el monto del rescate extraordinario, la cantidad proporcional que corresponda a cada clase de títulos de la emisión, indicándose la fecha en que habrán de cancelarse las obligaciones. El aviso deberá publicarse dentro de los quince (15) días anteriores a la celebración del sorteo y con una anticipación de siete (7) días a la realización del mismo.

AGENTE DE PAGO: La Compañía ha celebrado un contrato con el Banco xxxxxxxxxxxxxxxxxxx. y el Banco xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxl para que estos actúen como Agentes de Pago de las obligacionistas de las series. En Consecuencia, tanto los cupones de intereses como los títulos, serán pagados a sus respectivos vencimientos, contra entrega de los mismos, en las oficinas de:

- **xxxxxxxxxxxxxxxxxx.:** xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
- **xxxxxxxxxxxxxxxxxx.:** xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

Las obligaciones al portador emitidas conforme al presente prospecto son quirografarias y por definición, no están garantizadas por ningún activo específico de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.** En consecuencia, en el evento de liquidación de la sociedad o en el caso de cesación de pagos, el monto del principal y de los intereses, a sus respectivos vencimientos, así como las demás obligaciones quirografarias de la Compañía, tendrán el respaldo de todos los activos que la sociedad posea en ese momento, a excepción de aquellos sobre los cuales existan acreedores con preferencias legítimas.

INFORMACION GENERAL: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula N° 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyere necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el N° 24 Tomo 55 – A Pro.

OBJETO: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no, y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

Caracas, xxxxxxxxxx de xxxxxxxxxxxx

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Firma Autorizada

Firma Autorizada

MODELO DE CUPON DE INTERESES

(24 Cupones)

MANPA	**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**		
OBLIGACIONES QUIROGRAFARIAS AL PORTADOR DE Bs. 8.000.000.000,oo			
Título			
Serie "1"	**Grupo "A"**	**Cupón N°**	**1**
Fecha de Vencimiento:		**xxxxxxxxxxxxxxxxxxxxxxx**	
Intereses:		**Ver Cláusula de Intereses**	

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

ADDITIONAL INFORMATION NON REQUIRED IN PROSPECTUS

CONTINGENCIES

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA holds tax, labor and irrecoverable contingencies amounting to Bs.2,956 million even though in the Audited Financial Statements there are tax deficiency claims which most significant amounts are herein detailed.

There is an Appeal for Reconsideration lodged as of January 20, 2000 against Resolution No.1406/99 of December 22, 1999 stating a tax deficiency claim for the concept of Industry and Business License Tax of Girardot Municipality of Miranda State amounting to Bs.212,287,334. The case is pending decision.

File 1420 - There is a Tax Appeal lodged as of February 4, 2000 against Resolution GCE-SA-R-99-159 issued by the National Integrated Service of Tax Administration (SENIAT) dated May 5, 1999 amounting to Bs.51,615,019 for the concept of omission to pay Fiscal Stamp. The case is pending decision.

File 1769 - There is a Tax Appeal lodged as of October 24, 2001 against the tacit act of refusal product of the administrative silence in regard to the lack of decision of the Appeal to the Courts as of May 18, 2001 against the tacit act of refusal, product of the Appeal for Reconsideration of April 24, 2001 against resolution No. RL/2001-03-053 as

INTERPRETE PUBLICO
REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA

of 03/22/01 and notified as of 04/03/01, issued by the Directorate of the Treasury of the Mayoralty of Valencia Municipality of Carabobo State for the concept of Industry and Business License Tax amounting to Bs.96,893,014. The cause is in evidentiary period.

File 1798 - There is a Tax Appeal lodged as of November 21, 2001 culminating the Administrative Inquest No. GRTI-RC-DSA-2001-000274 issued by the Regional Management of Internal Revenues of the Capital Region of the National Integrated Service of Tax Administration (SENIAT) dated April 25, 2001 for the concept of Luxury and Wholesale Tax amounting to Bs.130,248,498.38. The case is in notification period.

File 1653 - There is a Tax Appeal lodged as of September 7, 2001 culminating the Administrative Inquest No. GRTI-RCE-SM-ASA-01-000021 issued by the Regional Management of Internal Revenues of the Capital Region of the National Integrated Service of Tax Administration (SENIAT) dated July 25, 2001 for the concept of Income Tax amounting to Bs.489,905,451. The case is in evidentiary period.

File 1311 - There is a Tax Appeal lodged as of December 10, 1999 against Resolution No. GRTI-RCE-SM-AS A-99-00007 issued by the National Integrated Service of Tax Administration (SENIAT) dated May 5, 1999 for the concept of Business Assets Tax amounting to Bs.11,787,624. The case is pending sentence.

File 1451 - There is a Tax Appeal lodged as of June 22, 2000 against Resolution No. GRTI-RCE-SM-ASA-99-000036 issued by the National Integrated Service of Tax Administration (SENIAT) dated November 29, 1999 for the concept of Income Tax and Business Assets tax amounting to Bs.423,620,602. Currently the cause is period of admission of appeal.

There is a Deed of Release submitted in January 3, 2002 against fiscal record No.328/2001 filed by the Autonomous Service of Municipal Taxation (SATRIM) of the Mayoralty of the Girardot Municipality of Aragua State as of December 10, 2001 lodging an additional tax assessment for the concept of Industry and Business License Tax amounting to Bs.217,369,908.

Appeal to the Courts to MANPA against Resolution MH-SENIAT-GRTICE-DR-ARCD/99/049 corresponding to fiscal year ending at 12/31/98 concerning Income Tax

(ISLR) and Business Assets Tax (IAE) amounting to Bs.159,282,601. Currently, the appeal is pending decision.

Resolution MH-SENIAT-GRTI RCE-DEF-01-M-166-2 dated 10/28/1998 corresponding to fiscal year ending 12/31/98 regarding ISLR amounting to Bs.165,662,430.

Labor lawsuit amounting to circa Bs.695 million.

Likewise, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. keeps two files with the Supreme Tribunal of Justice for deficiency claims corresponding to OTAC and amounting to US$1,8 million, which situation is explained herein below:

- There is an appeal to the courts against acts of government for annulment against administrative act comprised in Resolution No.00007 dated May 4, 1998 issued by the General Directorate of the Treasury declared inadmissible the Appeal to the Courts filed as of September 15, 1997 against the act ordering repayment of foreign currency to Banco Central de Venezuela amounting to FIVE HUNDRED SIXTY-SEVEN THOUSAND ONE HUNDRED NINETEEN THOUSAND U.S. DOLLARS AND FORTY-THREE CENTS (US$567,119.43). Currently, the case is pending decision.
- In this case, the Supreme Court of Justice (today the Supreme Tribunal of Justice) as of July 1, 1999 ordered interlocutory judgment upholding suspension of effects to the act requested and ordered filed a guarantee or bail amounting to Bs.307,378.31 given in favor of the Republic of Venezuela thought the Treasury (today, the Ministry of Finance) by office of the Foreign Exchange Study Unit (UNEC) Such bail was issued by the Standard Charter Bank, Venezuela Branch, and constituted as a consequence of the aforementioned interlocutory judgment.
- There is an appeal to the courts against acts of government for annulment in virtue of the negative administrative silence for the no decision of the Appeal to the Courts as of July 15, 1998 before the Ministry of Finance against Official Communication UNEC 738/98 as of July 15, 1998 issued by the Foreign Exchange Study Unit of the Ministry of Finance by which the reimbursement of foreign currency to Banco Central de Venezuela amounting to ONE MILLION TWO HUNDRED EIGHTY-EIGHT THOUSAND ONE HUNDRED EIGHTY-

THREE U.S. DOLLAR AND THREE CENTS (US$1,288,183.03). The case is pending decision of request of suspension of effects.

LOANS TO EMPLOYEES

Below there is a detailed table of the accounts receivable employees:

	March 31, 2002	December 31, 2001
Advances (travel expenses, petty cash, etc.) to Employees	15,109	14,872
Financing Insurance Policy of Employee Automotive Vehicles	14,206	43,880
Advances Severance Benefits, Financing Insurance Policy of Automotive Vehicles and Loans to Acquire Automotive Vehicles from the Managerial Payroll (Confidential Payroll)	231,675	277,894
Loans to workers to acquire bicycles, pharmacy items, uniforms, tools and products	11,236	3,962
Advances to Severance Benefits Employees and Workers	1,806,573	1,759,105
Total	**2,072,418**	**2,099,713**

<u>Translator's Note</u>:

At the upper right margin of each of the four (4) folios written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 02 July 12 AM 4:01. FILE RECEIVED."---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29th, 2002.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO

CONTINGENCIAS

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA mantiene contingencias fiscales, laborales y de incobrables por un monto de Bs. 2.956 millones aún cuando en los Estados Financieros Auditados aparecen como reparos fiscales y de los cuales detallamos los montos más significativos.

Cursa Recurso de Reconsideración interpuesto en fecha 20 de enero de 2000, contra resolución No 1406/99 de 22 de diciembre de 1999, mediante la cual se formula un reparo por concepto de patente de Industria y Comercio del Municipio Girardot del Estado Miranda por un monto de Bs. 212.287.334. El caso se encuentra en espera de decisión.

Expediente 1420- Cursa Recurso Contensioso Tributario interpuesto en fecha 4 de febrero de 2000, en contra de la Resolución GCE-SA-R-99-159 emanada del Servicio Nacional integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 5 de mayo de 1999, por un monto de Bs. 51.615.019 por concepto de omisión de pago de Timbre Fiscal. El caso se encuentra en espera de decisión.

Expediente 1769- Cursa Recurso Contensioso Tributario presentado en fecha 24 de Octubre de 2001, contra el acto tacito denegatorio producto del silencio administrativo por la no decisión del Recurso Jerarquico de fecha 18 de mayo de 2001, contra el acto tacito denegatorio producto del silencio administrativo del recurso de Reconsideración de fecha 24 de abril de 2001, contra la Resolución No RL/2001-03-053 de fecha 22/03/01 y notificada en fecha 03/04/01 emanada de la Dirección de Hacienda de la Alcaldía del Municipio Valencia del Estado Carabobo, por concepto de Patente de Industria y Comercio por un monto de Bs. 96.893.014. La causa se encuentra en etapa probatoria.

Expediente 1798- Cursa Recurso Contensioso Tributario presentado en fecha 21 de Noviembre de 2001 contra la Resolución Culminatoria de Sumario Administrativo No GRTI-RC-DSA-2001-000274, emitida por la Gerencia Regional de Tributos Internos de la Región Capital del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 25 de abril de

02 JUL 12 PM 4:02 RECIBIDO

2001, por concepto de Impuesto al Consumo Suntuario y Ventas al Mayor por un monto de Bs. 130.248.498,38. El caso se encuentra en etapas de notificaciones.

Expediente 1653 -Cursa Recurso Contensioso Tributario presentado en fecha 07 de septiembre de 2001 contra la Resolución Culminatoria de Sumario Administrativo No GRTI-RCE-SM-ASA-01-000021, emitida por la Gerencia Regional de Tributos Internos de la Región Central del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 25 de julio de 2001, por concepto de Impuesto sobre la Renta por un monto de Bs. 489.905.451. El caso se encuentra en etapas de pruebas.

Expediente 1311 -Cursa Recurso Contensioso Tributario interpuesto en fecha 10 de diciembre de 1999 contra la Resolución No GRTI-RCE-SM-ASA-99-00007, emitida por Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 5 de mayo de 1999, por concepto de Impuesto a los Activos Empresariales por un monto de Bs. 11.787.624. El caso se encuentra en espera de sentencia

Expediente 1451 -Cursa Recurso Contensioso Tributario interpuesto en fecha 22 de junio de 2000 contra la Resolución No GRTI-RCE-SM-ASA-99-000036, emitida por Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 29 de noviembre de 1999, por concepto de Impuesto sobre la Renta e Impuesto a los Activos Empresariales por un monto de Bs. 423.620.602. Actualmente la causa se encuentra en etapa de admisión del Recurso.

Cursa Escrito de Descargos presentado en fecha 3 de enero de 2002 contra el Acta Fiscal No 328/2001, levantada por el Servicio Autonomo de Tributación Municipal (SATRIM) de la Alcaldia del Municipio Girardot del Estado Aragua en fecha 10 de Diciembre de 2001, mediante la cual se formula un reparo por concepto de Patente de Industria y Comercio por un monto de Bs. 217.369.908

Recurso jerarquico a MANPA contra la resolución MH-SENIAT-GRTICE-DR-ARCD/99/049

correspondientes al ejercicio finalizado al 31-12-98 en materia de ISLR y IAE por Bs

159.282.601. Actualmente se encuentra en espera de decisión.

RECIBIDO 02 JUL 1998 PM 4:01

Resolución MH-SENIAT-GRTI RCE-DEF-01-M-166-2 de fecha 28/10/1998 correspondientes al ejercicio finalizado al 31-12-98 en materia de ISLR por Bs 165.662.430.

Demandas Laborales por un monto cercano a Bs. 695 millones.

Asimismo, MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA mantiene dos expedientes en el Tribunal Supremo de Justicia por reparos correspondientes a la OTAC por un monto de US$ 1.8 millones cuya situación se explica a continuación:

- Cursa Recurso Contencioso Administrativo de Anulación contra el acto administrativo contenido en la Resolución N° 00007 de fecha 4 de mayo de 1998, emanada del Director General del Ministerio de Hacienda, mediante la cual se declaró inadmisible el Recurso Jerárquico interpuesto en fecha 15 de septiembre de 1997 contra el acto que ordena reintegro de divisas al Banco Central de Venezuela por un monto total de QUINIENTOS SESENTA Y SIETE MIL CIENTO DIECINUEVE CON CUARENTA Y TRES CÉNTIMOS DE DÓLAR DE LOS ESTADOS UNIDOS DE AMÉRICA ($567.119,43). Actualmente el caso se encuentra en espera de sentencia.

En este caso, la Corte Suprema de Justicia, (hoy, Tribunal Supremo de Justicia), en fecha 1 de julio de 1999, dictó sentencia interlocutoria, declarando con lugar la suspensión de efectos del acto solicitada y ordenó consignar caución o fianza por un monto de Bs. 307.378.31,00 otorgada a favor de la República de Venezuela, a través del Ministerio de Hacienda (hoy, Ministerio de Finanzas) por órgano de la Unidad de Estudios Cambiarios (UNEC). Dicha fianza fue emitida por el Banco Standard Charter Sucursal Venezuela y constituída con ocasión de la mencionada sentencia interlocutoria.

- Cursa Recurso Contencioso Administrativo de Anulación en virtud del silencio administrativo negativo por la no decisión del Recurso Jerárquico interpuesto en fecha 15 de julio de 1998 por ante el Ministro de Hacienda contra el Oficio UNEC 738/98 de fecha 15 de julio de 1998, emanado de la Unidad de Estudios Cambiarios del Ministerio de Hacienda mediante el cual se ordena el reintegro de divisas al Banco Central de Venezuela por un monto de UN MILLÓN DOSCIENTOS OCHENTA Y OCHO MIL CIENTO OCHENTA Y TRES CON TRES CÉNTIMOS DE DÓLAR DE LOS ESTADOS UNIDOS DE AMÉRICA ($ 1.288.183,03). El caso se encuentra en espera de la decisión de solicitud de suspención de efectos solicitada.

PRESTAMOS A EMPLEADOS

A continuación cuadro detalle de las cuentas x cobrar a empleados:

	31-mar-02	31-dic-01
Anticipos (Viáticos, caja chica, etc) Empleados	15.109	14.872
Financiamiento Póliza de seguros de Vehículos Empleados	14.206	43.880
Anticipos Prestaciones, Financiamiento Póliza de seguros de Vehículos y Préstamo adquisición de Vehículos de la Nomina Gerencial (Nomina Confidencial)	231.675	277.894
Préstamos **a obreros** para adquisicón de Bicicletas, artículos de Farmacia, Uniformes, Herramientas y productos	11.236	3.962
Anticipo a Prestaciones Sociales Empleados y obreros	1.806.573	1.759.105
Total	**2.072.418**	**2.099.713**

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

PAYMENT AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**., a company domiciled in the city of Caracas and registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of October 18, 1994 under No.57, Volume 117-A-Pro its last amendment was registered before the same Commercial Registry as of June 5, 1997 under No.2, Volume 144-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5.534.882 dully authorized therefore in meeting of the Board of Directors of its principal as of February 22, 2002 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **XXX**, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1995, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of January 24, 2002 under No.11, Volume 6A Pro, published in the newspaper "La Religión" as of March 7, 2002

INTERPRETE PUBLICO

represented in this act by **XXX**, bearer of Identity Card No.XXX dully authorized by the Directors Committee as of March 7, 2002 that hereinafter be called "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST:

The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for administering and servicing the amount **XXX** effectively places in regard to ISSUANCE of Unsecured Obligations at Bearer, which amount to **EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00) THE ISSUER** will issue. The present Issuance was approved by the General Shareholders' Meeting held on April 27, 2001 and by the Board of Directors in meeting dated February 22, 2002 to be placed through Public Offer, divided in three (3) series with the same characteristics, granting the same rights, and was authorized by the National Securities Registry.

SECOND:

A) CHARACTERISTICS OF THE SERIES.

The present issuance of obligations is divided in two (2) series, which have equal characteristics and grant the same rights. Each series are due in two years and are represented by ONE THOUSAND THREE HUNDRED SEVENTY-EIGHT (1,378) securities with the following establishment:

SERIES 1

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
40	100,000.00	4,000,000.00
40	500,000.00	20,000,000.00
226	1,000,000.00	226,000,000.00
160	5,000,000.00	800,000,000.00
175	10,000,000.00	1,750,000,000.00
48	25,000,000.00	1,200,000,000.00
689		**4,000,000,000.00**

SERIES 2

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
40	100,000.00	4,000,000.00
40	500,000.00	20,000,000.00
226	1,000,000.00	226,000,000.00
160	5,000,000.00	800,000,000.00
175	10,000,000.00	1,750,000,000.00
48	25,000,000.00	1,200,000,000.00
689		**4,000,000,000.00**

B) INTERESTS

The interests each series comprising the present issuance will earn is variable, payable upon monthly payment due and set in advance by monthly periods within the three (3) bank business days prior the starting date of each interest period, provided that there are no ransom outstanding obligations.

The rate each series comprising the present issuance will earn is the higher from the following cases:

1. The eighty percent (80%) of the average arithmetic of the Yearly Lending Corporate Preferential Interest Rate set by corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. for the concepts of loan agreements and/or promissory notes with a term of thirty (30) days, excluded those from the agriculture sector in effect at the date of setting.
2. The arithmetical average of the Yearly Borrowing Corporate Interest Rate for long-term deposits is thirty (30) days of corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. plus the forty percent (40%) of the differential that may result between that rate and the Yearly Lending Corporate Preferential Interest Rate defined above.

Corporate Clients will be those companies which annual sales are higher than Forty Thousand Million Bolivars (Bs.40,000,000,000.00).

a) Interests will be calculated based on a year of 360 days and a month of 30 days each.

b) The company does hereby accept, except stated error, the written certification issued by the financial institutions described in item 1) as the sole means of testing the applicable interest rate. **THE ISSUER** shall be able to request the Common Representative of Bondholders information about the applicable interest rate for the corresponding month within the first five (5) days of the month, which interests wanted to be set.

c) The Common Representative of Bondholders is bound to publish in one (1) newspaper of major national circulation and within the two (2) bank business days following the day where setting shall be made, the new interest rate that obligations will earn for the next month period. Such rate, once established, will be invariable during such month.

d) Payment date of interests shall be the bank business day following maturity of each month period. If the date for paying interests comes and the holders of the corresponding coupons do not attend, the corresponding amounts that have been previously calculated as per the interest rate set by the Common Representative of bondholders will be available for bondholders at the address of **THE PAYMENT AGENT** and will not produce any type of interest or yield in favor of the bondholders.

e) Each Securities includes one (1) capital coupon and Twenty-Four (24) interest coupons.

f) In case **THE ISSUER** stops paying the interests of the Obligations at their corresponding maturities, such obligations will accrue interests in arrears per each day in arrears calculated at the interest rate the obligations were earning plus three per cent (3%).

THIRD: PAYMENT PLAN

The securities comprising each of the series of the present issuance will be repaid at their par value upon maturity of issuance.

ACCELERATED AMORTIZATION (Special Redemption of each Series):

THE ISSUER reserves its right to partially or fully redeem the outstanding obligations that may be at some point outstanding from the maturity of the first semester (inclusive) of issuing each series by special amortizations on the time set by the Board of Directors, which shall only be made at the end of each semester of the corresponding series of this issuance. Special redemptions shall be for an amount of not less or equal to ten per cent (10%) of the total issuance, which will be proportionally assigned to each group of bonds.

THE ISSUER will notify the Payment Agent and the Common Representative of Bondholders, with thirty (30) days in advance, about the drawing to be held. In the case of accelerated amortization, **THE ISSUER** shall comply with the provisions set forth in the Standards Related to the Redemption of Obligations. For the purposes of fully or partially accelerated amortization of bonds comprising each series, **THE ISSUER** will pay the holders of bonds representing the series, besides their par value and the accumulated interests up to the date of amortization, a premium calculated on the par value of each bond (Accelerated Amortization Premium). The Accelerated Amortization Premium will depend on the term elapsed from the date of issuance of the relevant series and the date of amortization as follows:

Accelerated Amortization	Premium to Pay
1st Semester	1.00%
2nd Semester	0.75%
3rd Semester	0.50%

The Company will publish in two (2) newspapers of major circulation and in two (2) different times, the amount of the accelerated amortization, the proportional amount corresponding to each class of bonds of the issuance, indicating the date when obligations shall be paid. The notice shall be published within the fifteen (15) days prior drawing and with an anticipation of seven (7) days after its occurrence.

The value of the bonds favored by the accelerated amortizations will be paid within the five (5) business days following the date of executing the corresponding drawing. If payment is offered in due time and the holders of the corresponding obligations do not attend to receive their value on the date set, the payment obligation will then cease and

the Company will be released, depositing the value of Obligations with the interests earned up to the date and the premium calculated on the par value for its paying off, at the Payment Agent, at the disposal of the bearer or holders of such obligations, being the expenses of this procedure on account of its holders.

FOURTH: APPOINTMENT OF PAYMENT AGENT

THE ISSUER appoints **XXX** as Payment Agent for the amount effectively placed by **XXX** in regard to Issuance of Unsecured Bonds at Bearer and of each of the series comprising it, indicated in this contract, a charge accepted by **XXX.**

FIFTH: DEPOSITS TO PAY CAPITAL AND INTERESTS

THE ISSUER is bound to deposit and maintain available in the Current Account No.030-0001963 belonging to **THE ISSUER** that maintains at **XXX** for the date of maturity of each coupon of interest, of capital and premiums, in the cases of accelerated amortization or at their maturity, the relevant amounts, so that **THE BANK** makes the corresponding payment. Thus, **THE ISSUER** does hereby expressly authorize **THE PAYMENT AGENT** to carry out the necessary debits on the relevant payment date.

SIXTH: BANK'S DUTIES

It is hereby understood that **XXX** acting as Payment Agent of the Series comprising the Issuance of Unsecured Bonds does not assume any other responsibility different from compliance with the present contract and, therefore, does not hold responsible for obligations in charge of **THE ISSUER** in regard to Issuance of Unsecured Bonds stated in the First Clause herein. Therefore, **XXX** in its capacity as Payment Agent does not guarantee the holder of Unsecured Bonds payment of capital, interests and premiums if **THE ISSUER** does not make available to **THE BANK**, on the dates set forth and under the terms established herein, the amounts necessary.

The obligation of **THE PAYMENT AGENT** to make payment, on account of **THE ISSUER**, of the obligations comprised in the corresponding bonds and in the interest coupons, is subject to the following conditions:

a) **THE PAYMENT AGENT** should have received the totality of the necessary funds and same should be available for the date set forth in order to make payment, as provided for in the Fourth Clause herein.

REPUBLICA DE VENEZUELA 7 INTERPRETE PUBLICO

b) **THE PAYMENT AGENT** should have received the original coupons at the date of their corresponding maturities or at that of the bonds in the case of payment of capital.

SEVENTH: ISSUER'S DUTIES

THE ISSUER is bound to provide **THE BANK** all the information required so that this latter may comply with the provisions of this contract. **THE ISSUER** is bound to immediately notify in written **THE PAYMENT AGENT** about any relevant event related to Issuance of Obligations, their circulation, redemption and payment of coupons, bonds and premiums, and upon failure of such notice, **THE PAYMENT AGENT** will consider payment valid under the conditions set forth herein.

EIGHT: SERVICE PAYMENT

THE BANK will receive for its services as Payment Agent: a) An amount equivalent to 0.065% on the amount of the interests the obligations earned, payable one ach interest payment dates; b) An amount equivalent to 0.05% calculated on the amounts of the payments or amortizations of capital. For both alternatives there is a minimum remuneration set of ONE HUNDRED THOUSAND BOLIVARS (Bs.100,000.00) if when such percentages are applied an amount inferior to One Hundred Thousand Bolivars results.

NINTH: SECURITIES

THE ISSUER will deliver **THE PAYMENT AGENT**, prior its distribution to the Placement Agents, the bonds and their coupon holders so that **THE PAYMENT AGENT** stamps on them the marks and signs deemed convenient as security measures. **THE PAYMENT AGENT**, upon making such marks, will promptly return the bonds to allow **THE ISSUER** delivering the bonds to the Placement Agents for their distribution. However, **THE ISSUER** holds harmless **THE PAYMENT AGENT** regarding obligations or coupons, provided that the corresponding obligations or coupons are favorably compared against the obligations or coupons issued by **THE ISSUER**.

TENTH: PAYMENT EVIDENCE

During the three (3) bank business days following the date when **THE PAYMENT AGENT** has made payment according to the provisions of their contract, **THE**

REPUBLICA DE VENEZUELA
8
INTERPRETE
PUBLICO

PAYMENT AGENT will submit to **THE ISSUER** the documents evidencing the corresponding withholdings of the Income Tax Law and filing of the corresponding amount with a tax revenue office.

ELEVENTH: EFFECTIVENESS

This contract will be in effect until all the obligations of the Series comprising the Issuance of Unsecured Bonds identified herein are redeemed and paid off; however, the parties mutually agree they will be able to terminate this contract at any moment, prior written notice with at least thirty (30) days prior the date of termination.

TWELFTH: JURISDICTION

For all the purposes of this contract, its derivatives and consequences, the parties choose as special, sole domicile and exclusive of any other, the city of Caracas, at which court jurisdiction they do hereby declare to submit to.

Any notices required and comprised herein shall be in written, and will be effective when received at the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country, Piso 12, Chacaito, Caracas, Venezuela.

THE CUSTODY AGENT:

XXX. Av. Alameda, XXX, Urbanización XXX, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, as of (blank).

<u>Translator's Note</u>:

At the upper right margin of each of the seven (7) folios written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 02 July 12 AM 4:01. FILE

RECEIVED."--

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29th, 2002.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

CONTRATO DE AGENTE DE PAGO

Entre **MANUFACTURAS DE PAPEL, COMPAÑÍA ANONIMA (MANPA), S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 18 de Octubre de 1.994, bajo el No. 57, Tomo 117-A Pro, siendo su última modificación la inscrita por ante la misma oficina de Registro Mercantil, el 5 de Junio de 1.997, bajo el N° 2, Tomo 144-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No.5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 22 de Febrero de 2.002, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **"xxxxxx"**, sociedad mercantil domiciliado en Caracas, constituido conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.995, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002, bajo el No. 11 , Tomo 6A Pro, publicado en el Diario La Religión, el 07 de Marzo de 2.002 , representado en este acto por **xxxxxxx**, titular de la Cédula de Identidad No. xxxxxxx debidamente autorizada por el Comité Directivo de fecha 07 de Marzo de 2.002, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA :

El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, en la administración y servicio por el monto que efectivamente coloque **xxxxxx** de la EMISION de Obligaciones Quirografarias al Portador, que por un monto de **OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,00)**, emitirá **"EL EMISOR"**. La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 27 de Abril de 2.001, y con lo decidido por la Junta Directiva en sesión de fecha 22 de Febrero de 2.002, para ser colocada a través de Oferta Pública y la cual está dividida en tres (3) series

que poseen iguales características y otorgan los mismos derechos, y fue autorizada e inscrita en el Registro Nacional de Valores

SEGUNDA :

A) CARACTERISTICAS DE LAS SERIES.

La presente emisión de obligaciones está dividida en dos (2) series, que poseen iguales características y otorgan los mismos derechos. Cada una de las series tiene un vencimiento de dos años y está representada por MIL TRESCIENTOS SETENTA Y OCHO (1.378) títulos con las siguientes determinaciones:

Serie 1

Cantidad De Títulos	Valor Nominal Del Título Bs.	Total Emisión Bs.
40	100.000,oo	4.000.000,oo
40	500.000,oo	20.000.000,oo
226	1.000.000,oo	226.000.000,oo
160	5.000.000,oo	800.000.000,oo
175	10.000.000,oo	1.750.000.000,oo
48	25.000.000,oo	1.200.000.000,oo
689		**4.000.000.000,oo**

Serie 2

Cantidad De Títulos	Valor Nominal Del Título Bs.	Total Emisión Bs.
40	100.000,oo	4.000.000,oo
40	500.000,oo	20.000.000,oo
226	1.000.000,oo	226.000.000,oo
160	5.000.000,oo	800.000.000,oo
175	10.000.000,oo	1.750.000.000,oo
48	25.000.000,oo	1.200.000.000,oo
689		**4.000.000.000,oo**

B) INTERESES :

Los intereses que devengarán cada una de las series que conforman la presente emisión serán variables, pagaderos por mensualidad vencida y fijados anticipadamente por períodos mensuales dentro de los tres (3) días hábiles bancarios anteriores a la fecha de inicio de cada período de intereses, mientras haya obligaciones pendientes de rescate.

La tasa que devengarán cada una de las series que conforman la presente emisión, será la que

resulte mayor de las siguientes alternativas:

1. El 80% del promedio aritmético de la tasa de interés anual activa corporativa preferencial aplicada a clientes corporativos del Banco Provincial, S.A. Banco Universal, Venezolano de Crédito, S.A., Banco Universal . y Banco de Venezuela S.A.C.A., por concepto de contratos de préstamo y/o pagarés a plazos de treinta (30) días excluidas las del sector agrícola vigentes para la fecha de fijación.
2. El promedio aritmético de la tasa de interés anual pasiva corporativa, para depósito a plazo fijo de treinta (30) días de clientes corporativos del Banco Provincial, S.A. Banco Universal, Venezolano de Crédito, S.A., Banco Universal . y Banco de Venezuela S.A.C.A., más el 40% del diferencial que resulte entre dicha tasa y la tasa de interés anual activa corporativa preferencial, definida anteriormente.

Se entenderá por clientes corporativos, a aquellas empresas cuyas ventas anuales sean superiores a Cuarenta Mil Millones de Bolívares (Bs. 40.000.000.000,00).

a) Los intereses se calcularán en base a un año de 360 días y meses de 30 días cada uno.

b) La compañía acepta, salvo error manifiesto, como único medio de prueba de la tasa de interés aplicable, la certificación escrita expedida por las instituciones financieras mencionadas en el apartado 1). **"EL EMISOR"** podrá solicitar al Representante Común de los Obligacionistas, información sobre la tasa de interés aplicable para el mes correspondiente dentro de los primeros cinco (5) días del mes

c) El Representante Común de los Obligacionistas se compromete a publicar, en un (1) diario de amplia circulación nacional y, dentro de los dos (2) días posteriores al día en cual se deba efectuar la fijación, la nueva tasa de interés que devengarán las obligaciones para el período mensual siguiente, la cual una vez fijada permanecerá invariable en el transcurso de dicho mes.

d) La fecha de pago de los intereses será el día hábil bancario siguiente al vencimiento de cada período mensual. Si llegada la fecha para el pago de intereses, no concurrieren los tenedores de los correspondientes cupones, los respectivos montos que hayan sido previamente calculados según la tasa de interés fijada por el Representante Común de los obligacionistas, estarán a disposición de los obligacionistas en la dirección de **"EL AGENTE DE PAGO"**. Dichos montos no generarán ningún tipo de interés o rendimiento en favor de los tenedores de las obligaciones.

e) Cada Título consta de Un (1) cupón de capital y Veinticuatro (24) cupones de interés.

f) En caso de que **"EL EMISOR"** dejare de pagar los intereses de las obligaciones en sus respectivos vencimientos, se acumularán intereses de mora por cada día de atraso

calculados a la tasa de interés que venían devengando las Obligaciones más tres por ciento (3%).

TERCERA : PLAN DE PAGO :

Los títulos que integran cada una de las series que conforman la presente emisión serán redimidos a su valor nominal al vencimiento de la emisión

REDENCIÓN ANTICIPADA (Rescate Extraordinario de Cada Serie):

"EL EMISOR" se reserva el derecho de redimir parcial o totalmente, las obligaciones que para un determinado momento se encuentren en circulación, a partir del vencimiento del primer semestre (inclusive) de la emisión de cada serie, mediante redenciones extraordinarias, en las oportunidades que fije la Junta Directiva, las cuales solo se efectuarán al final de cada semestre de las respectivas series de esta emisión. Los rescates extraordinarios deberán ser por un monto no menor o igual al diez por ciento (10%) del total de la emisión, la cual se imputará en forma proporcional a cada grupo de títulos.

"EL EMISOR" notificará con treinta (30) días de anticipación al Agente de Pago y al Representante Común de los Obligacionistas del sorteo que se pretende efectuar. En los casos de redención anticipada, **"EL EMISOR"** deberá cumplir con lo que se establece al respecto en las "Normas Relativas al Sistema de Sorteos para la Redención de Obligaciones" A los fines de la redención anticipada total o parcial de los títulos que conforman cada serie, "EL EMISOR" pagará a los tenedores de los títulos representativos de las series, además de su valor nominal y los intereses acumulados hasta la fecha de redención, una prima calculada sobre el valor nominal de cada título (Prima de Redención Anticipada). La Prima de Redención Anticipada dependerá del plazo transcurrido desde la fecha de la emisión de la serie correspondiente y la fecha de redención, de la siguiente manera:

Rescates Extraordinarios	**Prima a Pagar**
1er. Semestre	1.00%
2do. Semestre	0.75%
3er. Semestre	0.50%

La Compañía publicará en dos (2) diarios de alta circulación nacional y en dos (2) ocasiones diferentes, el monto del rescate extraordinario, la cantidad proporcional que corresponda a cada clase de títulos de la emisión, indicándose la fecha en que habrán de cancelarse las obligaciones.

El aviso deberá publicarse dentro de los quince (15) días anteriores a la celebración del sorteo y con una anticipación de siete (7) días a la realización del mismo.

El valor de los títulos favorecidos de las redenciones anticipadas, se cancelará dentro de los cinco (5) días hábiles siguientes a la fecha de celebración del sorteo correspondiente. Si ofrecido el pago en la oportunidad señalada anteriormente, no concurrieren los tenedores de las respectivas obligaciones a recibir su valor en la fecha fijada, cesará desde entonces la obligación de pago de intereses sobre ella y la Compañía se liberará, depositando el valor de las Obligaciones con los intereses devengados hasta la fecha y la prima calculada sobre el valor nominal para su cancelación, en el Agente de Pago, a disposición del portador o portadores de dichas obligaciones, siendo los gastos de este procedimiento por cuenta de sus tenedores.

CUARTA: DESIGNACION DE EL AGENTE DE PAGO.

"EL EMISOR" designa al **xxxxxxxx .**, como Agente de Pago por el monto efectivamente colocado por **xxxxxxxxxxxxxxxxxx.,** en lo que respecta a la Emisión de Obligaciones Quirografarias al Portador y de cada una de las series que la integran, señaladas en este contrato, cargo que es aceptado por **xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx .**

QUINTA : DEPOSITOS PARA PAGOS DE CAPITAL E INTERESES.

"EL EMISOR" se obliga a depositar y a mantener disponible en la Cuenta Corriente N° 030-0001963, de **"EL EMISOR"**, que mantiene en el **xxxxxxxxxxxxxxxxxx.**, para el día del vencimiento de cada uno de los cupones de interés, del capital y las primas, en los casos de redención anticipada o a su vencimiento, las cantidades correspondientes a que hubiere lugar, a fin de que **"EL BANCO"**, efectúe los pagos correspondientes. A tal efecto, **"EL EMISOR"** autoriza expresamente al **AGENTE DE PAGO** para realizar los débitos necesarios a la fecha de pago respectiva.

SEXTA : DEBERES DE "EL BANCO"

Es entendido que el **xxxxxxxx,** actuando como Agente de Pago de las Series que integran la Emisión de Obligaciones Quirografarias, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"**, en relación a la Emisión de Obligaciones Quirografarias indicadas en la Cláusula Primera de éste contrato. Por lo tanto, el **xxxxxxxxxxxxxxxxxxxxx**, en su carácter de Agente de Pago, no garantiza a los tenedores de Obligaciones Quirografarias, el pago de capital, intereses y primas, si **"EL EMISOR"**, no

pone a disposición de "**EL BANCO**", en las fechas establecidas y en los términos establecidos en este contrato, las cantidades a que hubiere lugar.

La obligación de "**EL AGENTE DE PAGO**" de realizar, por cuenta de "**EL EMISOR**", el pago de las obligaciones contenidas en los títulos respectivos y en los cupones de interés, está sujeta a las condiciones siguientes :

a) "**EL AGENTE DE PAGO**", debe haber recibido la totalidad de los fondos necesarios y que los mismos se encuentren disponibles para la fecha establecida, a los fines de efectuar el pago, según lo previsto en la cláusula Cuarta de éste contrato.

b) "**EL AGENTE DE PAGO**" debe haber recibido el original de los cupones a la fecha de sus respectivos vencimientos ó de los Títulos en los casos de pago del capital.

SEPTIMA : DEBERES DE "EL EMISOR".

"**EL EMISOR**" se obliga a suministrar a "**EL BANCO**" toda la información requerida para que este pueda cumplir con las estipulaciones de este contrato. "**EL EMISOR**" se obliga a notificar de inmediato y por escrito a "**EL AGENTE DE PAGO**", cualquier hecho relevante relacionado con la Emisión de Obligaciones, su circulación, su redención y el pago de los cupones, títulos y primas, y a falta de tal notificación, se considerará válido el pago hecho por "**EL AGENTE DE PAGO**", en las condiciones del presente contrato.

OCTAVA : PAGOS POR SERVICIOS.

"**EL BANCO**" percibirá por sus servicios como Agente de Pago : a) Una cantidad equivalente al 0,065% sobre el monto de los intereses que devenguen las obligaciones, pagaderas en cada fecha de pagos de intereses; b) Una cantidad equivalente al 0,05% calculado sobre el monto de los pagos o amortizaciones de capital. Para ambas alternativas se establece una remuneración mínima de CIEN MIL BOLIVARES (Bs. 100.000,00), si al aplicarse esos porcentajes resultare una cantidad inferior a Cien Mil Bolívares.

NOVENA: TITULOS

"**EL EMISOR**" entregará al **AGENTE DE PAGO**, previa su distribución a los Agentes de Colocación, los títulos y sus cuponeras, para que "**EL AGENTE DE PAGO**", estampe en los mismos las marcas y señales que consideren convenientes como medidas de seguridad. "**EL AGENTE DE PAGO**", una vez efectuado el referido marcaje, devolverá prontamente los títulos

para permitir a **"EL EMISOR"** que entregue los títulos a los Agentes de Colocación para su distribución. Sin embargo **"EL EMISOR"** exonera a **"EL AGENTE DE PAGO"** de toda responsabilidad, en razón de cualquier pago de obligaciones o cupones, siempre que las respectivas obligaciones o cupones se comparen favorablemente con las obligaciones o cupones emitidas por **"EL EMISOR"**.

RECIBIDO

DECIMA : EVIDENCIA DE PAGO.

Dentro de los tres (3) días hábiles bancarios siguientes a la fecha en que **"EL AGENTE DE PAGO"** haya efectuado un pago según lo previsto en este contrato, **"EL AGENTE DE PAGO"**, enviará a **"EL EMISOR"** una comunicación describiendo los pagos efectuados, así como deberá remitir a **"EL EMISOR"**, los documentos que evidencien haber efectuado las respectivas retenciones de Impuesto sobre la Renta y haber enterado en una oficina receptora de fondos fiscales las sumas respectivas.

DECIMA PRIMERA : VIGENCIA.

Este contrato tendrá vigencia hasta tanto hayan sido redimidas y pagadas todas las obligaciones de las Series que integran la Emisión de Obligaciones Quirografarias identificadas en este contrato, sin embargo, las partes, de mutuo acuerdo, podrán darlo por terminado en cualquier momento, previa notificación por escrito, con al menos treinta (30) días de anticipación a la fecha de terminación.

DECIMA SEGUNDA: JURISDICCION

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR: Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaito, Caracas, Venezuela.

XXXXXXXXXX Av. Alameda, XXXXXX, Urbanización XXXXXXXX, Piso 8, Gerencia Fiduciaria. Caracas. Se hacen acen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a los ----------- (------)

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

ADDITIONAL INFORMATION NON REQUIRED IN THE PROSPECTUS

1.- PRODUCTS

1.1. LINES OF PRODUCTS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. leads its production to the preparation of paper products for the Printing/ Writing/ Boxes/ Packaging and Hygienic Products sector as well as products resulting from the forest sector, as detailed below:

TABLE OF PRODUCTS PER SECTOR

PAPER SECTOR	TYPE OF PAPER	PRODUCTS CONVERTED
Printing and Writing	Bond Cards Copies Photocopies Registered Ledger Mimeograph Optical Poster Security	School Products: Exercise Books, Notebooks, Files, etc. Continuous Forms Reams/ Four quires of letter paper Personalized Forms Office Products: Rolls for Calculators, Blocks, etc.
Boxes and Packaging	MG Natural, White	Bags

INTERPRETE PUBLICO

	and Color MF Natural, White and Color Crepe Paper Pasteboard Cone glasses Cores	 Multifold Bags Folding Packages
Hygienic Products	Paper Class "A Paper Class "A Paper Class "A MG paper	Hygienic Products Facial Papers Napkins Paper Towels

1.2. SPECIFICATIONS OF PRODUCTS SOLD

Printing, Writing and Packaging Paper: These products are made by our Strategic Paper Mill Business Units I.E.E. and are used as raw material for converting companies, mainly those of our same group. Therefore, 30% of the production is destined to selling to third parties.

School and Office Products: This group of products is prepared by some of our converting units and comprises a variety of products among which there are notebooks, exercise books, office blocks, rolls for calculators, envelopes, index cards, cards, folders, among others.

Reams, four quires of letter paper and continuous Forms: It deals with markets of office products including their reams and four quires of letter paper of bond paper and of color, copy paper, stock continuous forms, pre-printing continuous forms and personalized forms directly to clients.

Sacks: These are prepared by one of our plants situated in Maracay, Aragua State and are mainly oriented to the market of the cement industry, concentrated food and mills, this product are prepared in the fashions of sewing bottom and sealed bottom according to the specific clients' needs.

Bags: These bags are of different sizes, with or without printing, made in two fashions, flat-bottom bags and square-bottom bags.

DE VENEZUELA INTERPRETE PÚBLICO JUDITH Y. HERNÁNDEZ

Hygienic Products: The Strategic Business Unit called Hygienic Paper Mills is the one in charge of manufacturing paper reels in their different types (Type A, B and C), necessary to manufacture hygienic paper, napkins, paper towels, facial towels and MG papers, which are converted at the same plant.

1.3. SALES PER PRODUCT LINE

Below there are the sales by product lines of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. consolidated (in million bolivars):

Restated in constant currency at 3/31/02

Type of Product	3/31/02	2001	2000	1999
Printing/ Writing	13,155	56,280	55,030	55,323
Boxes / Packages	7,012	31,127	37,813	36,806
Hygienic Products	21,894	81,748	81,002	89,916
Wood in logs	0	0	3,110	2,635
Transportes Alpes	10	84	131	176
TOTAL SALES	**42,073**	**169,241**	**177,088**	**184,861**

Source: Financial Statements of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

2. RAW MATERIALS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. uses in its production process a wide range of raw materials and supplies. Below these are details as well as their main suppliers.

TYPE	SUPPLIER	ORIGIN
Chemicals	Clariant de Venezuela	Local
	Eka Chemicals	Local
	Ferro Aluminio	Local
	Agroindustrial Mandioca	Local
	Masterflex C.A.	Local
	Nalco de Venezuela	Local
	Químicas Victoria	Local
	Raisio Química	Local

TYPE	SUPPLIER	ORIGIN
Chemicals	Okaite de Venezuela	Local
	Omya Colombia	Local
	Degusa	Local
Secondary Fiber	Transpaca	Local
	Ace Recycling Limited	Imported
	Simco Recycling Corp.	Imported
Pulp	Cellmark Inc.	Imported
	Celulosa Arauco y Constitución	Imported
	C.M.P.C. – Celulosa S.A.	Imported
	Elof Hansson Pulp, Inc.	Imported
	Pulp Sales Corporation	Imported

Source: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

3. CLIENTS

Due to the characteristics of the products manufactured by MANPA, it has a wide range of direct and indirect clients that approximately reach 17,241, any of which represents 20% of the company sales.

4. COMPANY PROPERTY

Paper Mill Printing, Writing and Packaging: situated in Avenida Aragua, Maracay, Aragua State, on a land lot of 137,400.35 square meters.

The following equipment, machinery and facilities are located in this plant, among others:

- Three paper machines
- Non-dyeing Plant
- OCC Cleaning System
- Finishing machine with 3 rewinding machines
- Quality, process, analysis and water control labs
- Steam and compressed air plant
- Power plant

- Affluent treatment plant.

Due to operating reasons there was a physical space exchange between the Sacks and Bags Divisions; therefore, in the same land of the Division Mill Printing, Writing and Packaging there is the Sack plant, which has:

- Five lines to manufacture sacks (two of glued bottom and two of sewing bottom and one bag-type)
- Printing area
- Rolling mill machine
- Equipment for quality control of manufactured product
- Maintenance shop

Likewise, the Division of Reams, Four Quires of Letter Paper and Continuous Forms was moved to this land.

This plant includes:

- Three conversion lines to manufacture reams and four quires of letter paper.
- Six printing presses to produce continuous forms.
- Photocomposition equipment, computers and laser printers.

Hygienic Product Mill: Situated in Zona Industrial La Hamaca, Maracay, Aragua State, on a land lot of 712,500 square meters.

The following equipment, machinery and facilities are located in this plant, among others:

- Six paper machines.
- Printing machines.
- 24 conversion lines (hygienic products, napkins, towels and facial towels).
- Pulp plant.
- Non- dyeing Plant
- Steam and compressed air plant.
- Material, physics and process labs.
- Treatment plant.
- Quality control lab.

INTERPRETE PUBLICO

School Product Plant: Situated in Zona Industrial Valencia, Carabobo State, on an area of 27,810.18 square meters.

Its production area includes:

- Four production lines of notebooks.
- Folding packaging lines.
- Printing lines.
- Department of lithography (computers and laser printing).
- Maintenance and Auxiliary Services Workshop among which there are: air compressors and transformation and power distribution network.

Bag Industrial Plant: situated in Zona Industrial La Hamaca, Maracay, Aragua State, on an area of 68,510 square meters, which currently has 46 machines to manufacture flat bottom and square bottom bags with or without printing, among which there are:

- 30 printing and packaging machines.
- 9 machines with printers and packers.
- 1 cutting machine with printer.

Facilities of TRANSPORTE ALPES, S.A.: situated in Zona Industrial La Hamaca, Maracay, Aragua State, on an area of 16,780 square meters. It includes:

- Fleet of 135 trucks.
- Two storehouses.
- Covered parking lot.

5. NOT OWNED FIXED ASSETS

At March 31, 2002 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. did not have any Leasing.

6. INFORMATION ABOUT ASSETS REVALUATION:

In the Financial Statements (interim) of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y EMPRESAS FILIALES there are not revaluated assets.

7. CONTRACTS OF MORE IMPORTANCE:

7.1. LABOR CONTRACT:

Collective Bargaining Agreement for employees of Division of Conversion and Mills for Printing, Writing and Packaging of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with a duration of three years as of June 7, 1999 until June 7, 2002.

Collective Bargaining Agreement for employees and workers of the Hygienic Paper Mill Division of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with a duration of three years as of June 1, 2001 at May 30, 2004.

Collective Bargaining Agreement for employees of the School Product Division of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with a duration of two and a half years from June 1, 1999 to December 1, 2001 protecting both company employees and workers (under discussion).

7.2. CONTRACT OF SUPPLIES:

In order to guarantee a reliable power supply in December 2001 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. subscribed a Power Supply Contract with TURBOGENERADORES MARACAY, C.A. for a period of 12 years.

8. LITIGATIONS AND COMPLAINTS:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. does not have any litigation or complaint that may significantly affect, either directly or indirectly, its financial standing.

9. EXPLANATION OF THE VARIATIONS OF GREATER IMPORTANCE.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Loss and Profit Statement

(Stated in thousands of bolivars)

Restated in constant currency at 3/31/02

(In thousands Bs.)	3/31/02	2001	2000	1999
Net sales	42,073,804	168,072,325	176,443,285	184,370,763
Sales cost	27,473,350	110,394,386	126,526,406	139,385,810
Gross income	**14,600,454**	**57,677,939**	**49,916,879**	**44,984,953**
Operating expenses	8,491,757	34,202,602	36,932,652	37,906,505
Operating earnings	**6,108,697**	**23,475,337**	**12,984,227**	**7,078,448**
Other income (expenditures)	-4,482,636	-15,620,152	-7,004,670	-1,564,385

INTERPRETE PUBLICO

(In thousands Bs.)	3/31/02	2001	2000	1999
Income before taxes	**1,626,061**	**7,855,185**	**5,979,558**	**5,514,063**
Income tax provision and provision for business assets	745,621	2,588,516	2,922,670	1,764,384
Income before participation in results from affiliates	**880,440**	**5,313,808**	**3,056,888**	**3,749,679**
Participation in results from non-consolidated affiliates	-	-471,961	-163,512	-324,747
Income before minority interests	**880,440**	**4,841,847**	**2,893,376**	**3,424,932**
Minority interests	-261,527	-19,348	338,952	34,363
Income before extraordinary provision	**618,913**	**4,822,499**	**3,232,328**	**3,459,295**
Extraordinary provision	-	-	1,237,828	38,146
Net income	**618,913**	**4,822,499**	**4,470,156**	**3,497,441**
Number of average outstanding shares	**2,294,009.44**	**2,294,009.44**	**2,294,009.424**	**2,294,009.424**
Earnings per share	**0.27**	**2.10**	**1.95**	**1.52**

Source: Financial statements of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Net sales:

According to figures stated in constant currency at March 31, 2002 the net sales of the first three months of the year 2002 indicate a drop of 5.92% regarding the same previous year, when registering net sales amounting to Bs.42,073,804 million versus net sales amounting to Bs.44,720,128 at closure of March 2001.

In metric tons, total sales dropped 9% although the 36,767 MT at closure of March 2001 at 33,405 MT for the same year period 2002, being the most affected items those of printing and writing as well as bags and packages as a consequence of the 4.1% contraction of the economy during the first quarter of the year.

In regard to the behavior of the net sales of the year 2001 concerning the years 2001 and 1999 there is a reduction of 5% and 9% respectively, product of the sales of the Forest Division at the beginning of the year 2001 that reduced the total sales volume in 19,544 and 20,861 MT regarding the years 2001 and 1999 respectively.

Nevertheless, if we compare the paper sales of the year 2001 against those of the year 2000 there is an increase of 2.70%, which represents 3,633 metric tons of additional paper sold.

In addition, in the year 2000 the export volume was reduced compared to the year 1999 as a consequence of the currency exchange anchorage.

Sales cost:

The Sales Cost at closure of March 2001 indicates a reduction of 29.65% in regard to the same period of the previous year, as a result of the reduction in the manufacturing expenses and the reduction registered in the international price of the virgin and secondary fibers that represent the main raw material to manufacture paper.

When comparing the Sales Cost of the year 2001 against that of the year 2000 there is a reduction of the 13% mainly a consequences of an inflation higher than devaluation in 4.01 percentage points, thus impacting the values restated for the year 2000.

A similar behavior is seen in the Sales Cost of the year 2000 compared to that of the year 1999 when a 9.23% reduction occurred as a consequence of the implementation of improvements in the lucrative efficiency of the company processes and the disparity between the flows of the devaluation rate and the inflation rate.

Operating expenses:

According to the restated figures at March 31, 2002 the operating expenses as sales percentage showed an increase of 2.60% in the first three months of the year 2002 in regard to the same period of the previous year, regarding an increase both in sales expenses and administrative expenses.

Sales expenses were increased by discounts granted for prompt payment and the increase of the promotions and publicity during the first three months of the year. Regarding administration expenses, increasing expenses for professional fees generated the increase.

In regard to the behavior of operating expenses as sales percentage for the year 2001 concerning the years 2000 and 1999, these were reduced half percentage point as a result of the cost reduction program that was implemented by the middle for the year.

Restated at 3/31/02 (In million of Bs.)	3/31/02	2001	2000	1999
Sales expenses	5,841	22,872	24,279	25,669
Administrative expenses	2,650	11,330	12,654	12,238
Total operating expenses	**8,491**	**34,202**	**36,933**	**37,907**

Operating margin:

Both the gross margin and the operating margin show an increase in the first three months of the year regarding the same period of the previous year.

Sales cost reduction increased the gross margin in 13 percentage points, while the operating margin increased 9 percentage points when passing 6% at closure of March 2000 at 14.5% in March 2001.

Equally, if we compared the year 2001 against the years 2000 and 1999 we observe an increase of both the gross margin and the operating margin due to the reduction of the sales cost and the operating expenses.

Integral financing cost:

The integral financing cost showed a reduction in the first three months of the year 2002 regarding the same period of the previous year due to, firstly, the reduction of the interests paid for a minor indebtedness and, secondly, for the exchange earning obtained at closure of March 2002 of Bs.27,281 million versus an exchange loss of 1,091,175 for the same 2001 year period.

When comparing the integral financing cost in the year 2001 against the years 2000 and 1999 there is an increment in regard to both years as a consequence of the reduction of the interests earned and the reduction of monetary earning for a lesser inflation rate and changes in the monetary position of the company.

Between the years 2000 and 1999 there is an unfavorable variation of the integral cost of financing mainly produced by the reduction of the monetary earning when passing from an inflation rate of 20.3% in the year 1999 to 13.4% in the year 2000.

Minority interests:

The figure presented as minority interests refers to Toycos participation in the results of Manpa Centroamérica.

Other income/ expenditures:

During the first quarter of the year 2002 a reduction of other income was registered compared to the first quarter of the year 2001. This reduction was mainly originated by the creation of a provision for valuating investments in order to maintain the value of these investments in US dollars.

Same behavior is seen in Other income for the year 2001 compared to the years 2000 and 1999, where a provision for valuating investments represents the main cause of reduction.

It is also important to point out that in the year 1999 there was an extraordinary income for selling participation in Papeles Guaicaipuro.

Restated in constant currency at 3/31/02

(In thousands Bs.)	2000/1999	2001/2000	March 02/ March 01
Interests/ Placements	(177,286)	(395,487)	(250,219)
Exchange differences (net)	2,436,826	41,482	1,118,456
Interests expenses	1,975,614	6,046,786	475,180
Monetary earning	(7,580,091)	(5,811,896)	(828,102)
Loss in investments (net)	(1,709,844)	(4,075,915)	(1,490,000)
Participation in affiliates	-	-	(407,700)
Temporary investments	-	(3,017,910)	-
Income form sell of assets	(109,412)	(46,848)	-
Others	(276,092)	(1,355,694)	(1,343,572)
Total variation other income (expenditures) and integral financing income (cost)	**(5,440,285)**	**(8,615,483)**	**(2,722,957)**

Source: Financial statements (interim) of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Net margin:

Regarding the net margin, this latter registered an increase of 1.19 percentage points as a consequence of the increase in the operating earnings and of a lesser integral cost of financing produced by the reduction of expenses from interests and by the exchange income obtained during the quarter.

The behavior of the net margin at closure of 2001 compared to the closure of 2000 indicates an increment of 0.34 percentage points as a consequence of reductions in sale cost and operating expenses. Same behavior shows the net margin reached during the year 2000 compared to that achieved in the year 1999 when passing from 1.90% to 2.53% due to the increase in the operating profit and the cost reduction.

10. CONTINGENCIES

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA holds tax, labor and irrecoverable contingencies amounting to Bs.2,956 million even though in the Audited Financial Statements there are tax deficiency claims which most significant amounts are herein detailed.

There is an Appeal for Reconsideration lodged as of January 20, 2000 against Resolution No.1406/99 of December 22, 1999 stating a tax deficiency claim for the concept of Industry and Business License Tax of Girardot Municipality of Miranda State amounting to Bs.212,287,334. The case is pending decision.

File 1420 - There is a Tax Appeal lodged as of February 4, 2000 against Resolution GCE-SA-R-99-159 issued by the National Integrated Service of Tax Administration (SENIAT) dated May 5, 1999 amounting to Bs.51,615,019 for the concept of omission to pay Fiscal Stamp. The case is pending decision.

File 1769 - There is a Tax Appeal lodged as of October 24, 2001 against the tacit act of refusal product of the administrative silence in regard to the lack of decision of the Appeal to the Courts as of May 18, 2001 against the tacit act of refusal, product of the Appeal for Reconsideration of April 24, 2001 against resolution No. RL/2001-03-053 as of 03/22/01 and notified as of 04/03/01, issued by the Directorate of the Treasury of the

Mayoralty of Valencia Municipality of Carabobo State for the concept of Industry and Business License Tax amounting to Bs.96,893,014. The cause is in evidentiary period.

File 1798 - There is a Tax Appeal lodged as of November 21, 2001 culminating the Administrative Inquest No. GRTI-RC-DSA-2001-000274 issued by the Regional Management of Internal Revenues of the Capital Region of the National Integrated Service of Tax Administration (SENIAT) dated April 25, 2001 for the concept of Luxury and Wholesale Tax amounting to Bs.130,248,498.38. The case is in notification period.

File 1653 - There is a Tax Appeal lodged as of September 7, 2001 culminating the Administrative Inquest No. GRTI-RCE-SM-ASA-01-000021 issued by the Regional Management of Internal Revenues of the Capital Region of the National Integrated Service of Tax Administration (SENIAT) dated July 25, 2001 for the concept of Income Tax amounting to Bs.489,905,451. The case is in evidentiary period.

File 1311 - There is a Tax Appeal lodged as of December 10, 1999 against Resolution No. GRTI-RCE-SM-AS A-99-00007 issued by the National Integrated Service of Tax Administration (SENIAT) dated May 5, 1999 for the concept of Business Assets Tax amounting to Bs.11,787,624. The case is pending sentence.

File 1451 - There is a Tax Appeal lodged as of June 22, 2000 against Resolution No. GRTI-RCE-SM-ASA-99-000036 issued by the National Integrated Service of Tax Administration (SENIAT) dated November 29, 1999 for the concept of Income Tax and Business Assets tax amounting to Bs.423,620,602. Currently the cause is period of admission of appeal.

There is a Deed of Release submitted in January 3, 2002 against fiscal record No.328/2001 filed by the Autonomous Service of Municipal Taxation (SATRIM) of the Mayoralty of the Girardot Municipality of Aragua State as of December 10, 2001 lodging an additional tax assessment for the concept of Industry and Business License Tax amounting to Bs.217,369,908.

Appeal to the Courts to MANPA against Resolution MH-SENIAT-GRTICE-DR-ARCD/99/049 corresponding to fiscal year ending at 12/31/98 concerning Income Tax (ISLR) and Business Assets Tax (IAE) amounting to Bs.159,282,601. Currently, the appeal is pending decision.

Resolution MH-SENIAT-GRTI RCE-DEF-01-M-166-2 dated 10/28/1998 corresponding to fiscal year ending 12/31/98 regarding ISLR amounting to Bs.165,662,430.

Labor lawsuit amounting to circa Bs.695 million.

Likewise, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. keeps two files with the Supreme Tribunal of Justice for deficiency claims corresponding to OTAC and amounting to US$1,8 million, which situation is explained herein below:

- There is an appeal to the courts against acts of government for annulment against administrative act comprised in Resolution No.00007 dated May 4, 1998 issued by the General Directorate of the Treasury declared inadmissible the Appeal to the Courts filed as of September 15, 1997 against the act ordering repayment of foreign currency to Banco Central de Venezuela amounting to FIVE HUNDRED SIXTY-SEVEN THOUSAND ONE HUNDRED NINETEEN THOUSAND U.S. DOLLARS AND FORTY-THREE CENTS (US$567,119.43). Currently, the case is pending decision.
- In this case, the Supreme Court of Justice (today the Supreme Tribunal of Justice) as of July 1, 1999 ordered interlocutory judgment upholding suspension of effects to the act requested and ordered filed a guarantee or bail amounting to Bs.307,378.31 given in favor of the Republic of Venezuela thought the Treasury (today, the Ministry of Finance) by office of the Foreign Exchange Study Unit (UNEC) Such bail was issued by the Standard Charter Bank, Venezuela Branch, and constituted as a consequence of the aforementioned interlocutory judgment.
- There is an appeal to the courts against acts of government for annulment in virtue of the negative administrative silence for the no decision of the Appeal to the Courts as of July 15, 1998 before the Ministry of Finance against Official Communication UNEC 738/98 as of July 15, 1998 issued by the Foreign Exchange Study Unit of the Ministry of Finance by which the reimbursement of foreign currency to Banco Central de Venezuela amounting to ONE MILLION TWO HUNDRED EIGHTY-EIGHT THOUSAND ONE HUNDRED EIGHTY-THREE U.S. DOLLAR AND THREE CENTS (US$1,288,183.03). The case is pending decision of request of suspension of effects.

INTERPRETE PUBLICO

LOANS TO EMPLOYEES

Below there is a detailed table of the accounts receivable employees:

	March 31, 2002	December 31, 2001
Advances (travel expenses, petty cash, etc.) to Employees	15,109	14,872
Financing Insurance Policy of Employee Automotive Vehicles	14,206	43,880
Advances Severance Benefits, Financing Insurance Policy of Automotive Vehicles and Loans to Acquire Automotive Vehicles from the Managerial Payroll (Confidential Payroll)	231,675	277,894
Loans to workers to acquire bicycles, pharmacy items, uniforms, tools and products	11,236	3,962
Advances to Severance Benefits Employees and Workers	1,806,573	1,759,105
Total	**2,072,418**	**2,099,713**

Translator's Note:

At the upper right margin of the folios written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 02 July 12 PM 4:07. FILE RECEIVED."--------
The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29th, 2002.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO

1. - PRODUCTOS.

1.1 LINEAS DE PRODUCTOS

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A, dirige su producción a la elaboración de productos derivados del papel para el sector Imprimir / Escribir / Envases / Embalajes e Higiénicos, así como de productos resultantes del sector forestal; tal como se detalla a continuación:

CUADRO DE PRODUCTOS POR SECTOR

SECTOR PAPEL	TIPO DE PAPEL	PRODUCTOS CONVERTIDOS
Imprimir y Escribir	Bond Cartulinas Copias Fotocopias Register Ledger Multigrafo Optico Poster Seguridad	Productos Escolares: Cuadernos, Libretas, Carpetas, etc. Formas Continuas, Resmas / Resmillas, Formas Personalizadas. Productos de Oficina: Rollos de Calculadoras, Blocks, etc.
Envases y Embalajes	MG Natural, Blanco y Color MF Natural, Blanco y Color Crepé Cartoncillo Vasos Cónicos Cores	Bolsas Sacos Multipliegos Empaques Plegadizos
Higiénicos	Papel Clase "A" Papel Clase "B" Papel Clase "C" Papel MG	Higiénicos Faciales Servilletas Toallas

1.2 ESPECIFICACION DE LOS PRODUCTOS VENDIDOS

Papeles de Imprimir, Escribir y Embalar: Estos productos son elaborados por nuestra Unidad Estratégica de Negocios Molino I.E.E., y son utilizados como materia prima por las empresas convertidoras, principalmente las de nuestro mismo grupo, por lo que solo el 30% de la producción es destinado hacia la venta a terceros.

***Productos Escolares y de Oficina*:** Este grupo de productos es elaborado por algunas de nuestras unidades convertidoras, y se encuentra constituido por una gran variedad de productos entre los cuales se encuentran cuadernos, libretas, blocks de oficina, rollos de calculadoras, sobres, fichas, láminas de cartulina, carpetas, entre otros.

Resmas, Resmillas y Formas Continuas: Atiende los mercados de productos de oficinas, con sus productos resmas y resmillas de papel bond y a color, papel de fotocopia, formas continuas stock, formas continuas pre-impresas y formas personalizadas, directamente a los clientes.

Sacos: Estos son elaborados por una de nuestras plantas ubicada Maracay Edo. Aragua, y son dirigidos principalmente al mercado de la industria cementera, alimentos concentrados y molinos, este producto se elabora en las modalidades de fondo cosido y fondo pegado de acuerdo a las necesidades específicas de cada cliente.

***Bolsas*:** Son bolsas de diferentes tamaños, con o sin impresión, elaboradas en dos variedades, bolsas de fondo plano y bolsas de fondo cuadrado.

Higiénicos: La Unidad Estratégica de negocios denominada Molino Higiénico es la encargada de la elaboración de las bobinas de papel en sus diferentes clases (Tipo A, B Y C), necesarias para la fabricación de higiénicos, servilletas, toallas , faciales y papeles MG, los cuales son convertidos en la misma planta.

1.3 VENTAS POR LINEAS DE PRODUCTOS

A continuación se presentan las ventas por líneas de productos de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., consolidadas (en millones de bolívares):

	Reexpresados en moneda constante al 31/03/02			
Tipo de Producto	**31/03/02**	**2001**	**2000**	**1999**
Imprimir / Escribir	13.155	56.280	55.030	55.323
Envases / Embalajes	7.012	31.127	37.813	36.806
Higiénicos	21.894	81.748	81.002	89.916
Madera en Rola	0	0	3.110	2.635
Transportes Alpes	10	84	131	176
TOTAL VENTAS	**42.073**	**169.241**	**177.088**	**184.861**

Fuente: Estados Financieros de Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

2. MATERIAS PRIMAS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., utiliza en su proceso productivo una gran variedad de materias primas e insumos. A continuación se detallan las mismas, así como sus principales proveedores.

TIPO	*PROVEEDOR*	*ORIGEN*
Elementos Químicos	Clariant de Venezuela	Nacional
	Eka Chemicals	Nacional
	Ferro Aluminio	Nacional
	Agroindustrial Mandioca	Nacional
	Masterflex C.A.	Nacional
	Nalco de Venezuela	Nacional
	Químicas Victoria	Nacional
	Raisio Quimica	Nacional
	Okaite de Venezuela	Nacional
	Omya Colombia	Importado
	Degusa	Importado
TIPO	***PROVEEDOR***	***ORIGEN***

Fibra Secundaria	Transpaca	Nacional
	Ace Recycling Limited	Importado
	Simco Recycling Corp.	Importado
Pulpa	Cellmark Inc.	Importado
	Celulosa Arauco y Constitución	Importado
	C.M.P.C.-Celulosa S.A.	Importado
	Elof Hansson Pulp, Inc.	Importado
	Pulp Sales Corporation.	Importado

Fuente: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

3. CLIENTES.

Por las características de los productos elaborados por MANPA, la misma cuenta con un gran número de clientes directos e indirectos, los cuales ascienden aproximadamente a 17.241, ninguno de los cuales llega a representar el 20% de las ventas de la empresa.

4. PROPIEDADES DE LA EMPRESA

Molino Imprimir, Escribir y Embalar: Ubicado en la Avenida Aragua, Maracay, Estado Aragua, sobre un terreno de 137.400,35 metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Tres Máquinas Papeleras
- ✓ Planta de Destintado
- ✓ Sistema de limpieza OCC
- ✓ Maquinaria de Acabado con 3 Rebobinadoras
- ✓ Laboratorios de Control de Calidad, Procesos, Análisis y Aguas
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Planta Eléctrica
- ✓ Planta de Tratamiento de Afluentes.

Por razones operativas se realizó un intercambio de espacio físico entre las Divisiones de Sacos y Bolsas, por lo cual en el mismo terreno de la División Molino Imprimir, Escribir y Embalar se encuentra la planta de ***Sacos***, la cual cuenta con:

- ✓ Cinco Líneas para la Elaboración de Sacos (dos de fondo pegado y dos de fondo cosido y uno de bolsones)
- ✓ Area de Impresión.

- ✓ Máquina Laminadora.
- ✓ Equipos para realizar control de calidad del producto fabricado.
- ✓ Taller de Mantenimiento.

Igualmente se realizó el traslado de la División ***Resmas, Resmillas y Formas Continuas*** a este Terreno.

Esta planta comprende de:

- ✓ Tres Líneas de Conversión para fabricación de resmas y resmillas.
- ✓ Seis Prensas para la producción de formas continuas.
- ✓ Equipos de Fotocomposición, computadoras e impresoras láser.

Molino Higiénico: Ubicado en la Zona Industrial La Hamaca, Maracay, Estado Aragua, sobre un terreno de 712.500,oo metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Seis Máquinas Papeleras
- ✓ Máquinas de Impresión.
- ✓ 24 Líneas de Conversión (Higiénicos, Servilletas, Toallas y Faciales)
- ✓ Planta de Pulpa
- ✓ Planta de Destintado
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Laboratorios de Materiales, Físico y de Procesos
- ✓ Planta de Tratamiento
- ✓ Laboratorio de Control de Calidad.

Planta de Productos Escolares: Ubicada en la Zona Industrial de Valencia, Estado Carabobo, sobre un área de 27.810,18 metros cuadrados.

Su área de producción, comprende de:

- ✓ Cuatro Líneas de Producción de Cuadernos.
- ✓ Línea de Empaques Plegadizos.
- ✓ Líneas de Impresión.
- ✓ Departamento de Litografía (computadoras e impresoras láser)
- ✓ Taller de Mantenimiento y Servicios Auxiliares entre los que se encuentran compresores de aire y red de transformación y distribución de energía eléctrica.

Planta Industrial Bolsas: Ubicada en la Zona Industrial La Hamaca, Maracay, Estado Aragua, sobre un área de 68.510 metros cuadrados. La cual cuenta en la actualidad con 46 máquinas para la fabricación de bolsas Fondo Plano y Fondo Cuadrado con o sin impresión, entre las cuales se detallan:

- ✓ 30 Máquinas con impresoras y empaquetadoras

- ✓ 9 Máquinas sin impresoras y empaquetadoras
- ✓ 1 Máquina cortadora con impresora.

Instalaciones de TRANSPORTE ALPES, S.A.: Ubicada en la Zona Industrial La Hamaca, Maracay, Estado Aragua, en una superficie de 16.780 metros cuadrados.
Comprende de:

- ✓ Flota de 135 camiones
- ✓ Dos Galpones
- ✓ Estacionamiento Cubierto.

5. ACTIVOS FIJOS NO PROPIOS

Al 31 de Marzo de 2.002, Manufacturas de Papel, C.A., (MANPA) S.A.C.A., no poseía ningún Arrendamiento Financiero.

6. INFORMACION SOBRE REVALUACION DE ACTIVOS:

En los Estados Financieros (Interinos) de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y EMPRESAS FILIALES no se encuentran activos revaluados.

7. CONTRATOS DE MAYOR IMPORTANCIA:

7.1. CONTRATOS LABORALES:

Contrato Colectivo para los trabajadores de las Divisiones de Conversión y Molino de Imprimir, Escribir y Embalar de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. con un período de duración de tres años, del 07 de junio de 1999 hasta el 07 de junio de 2002.

Contrato Colectivo para los empleados y obreros de la División de Molino Higiénico de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, con un período de duración de tres años, del 01 de junio de 2001 al 30 de mayo de 2004.

Contrato Colectivo que ampara a los trabajadores de TRANSPORTE ALPES, S.A, con una duración de tres años; del 07 junio de 1999 al 07 de junio de 2002.

Contrato Colectivo para los trabajadores de la División de Productos Escolares de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, con una vigencia de dos años y medio, desde 01 de junio de 1999 al 01 de diciembre de 2001, amparando tanto a empleados como obreros de la empresa (en discusión).

7.2. CONTRATOS DE SUMINISTROS:

Con la finalidad de garantizar un suministro de energía eléctrica confiable, en Diciembre de 2001 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. suscribió un Contrato de Suministro de Energía con la empresa TURBOGENERADORES MARACAY, C.A., por un período de 12 años.

8. LITIGIOS Y RECLAMACIONES:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. no tiene ni litigios ni reclamaciones que puedan afectar significativamente, directa o indirectamente, su situación financiera.

9. EXPLICACIÓN DE LAS VARIACIONES DE MAYOR IMPORTANCIA.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.
Estado de Ganancias Y Pérdidas
(Expresado en miles de bolívares)

	Reexpresado en moneda constante al 31/03/02			
(En miles de Bs.)	**31/03/02**	**2001**	**2000**	**1999**
Ventas Netas	42.073.804	168.072.325	176.443.285	184.370763
Costo de Ventas	27.473.350	110.394.386	126.526.406	139.385.810
Ganancia Bruta	**14.600.454**	**57.677.939**	**49.916.879**	**44.984.953**
Gastos Operativos	8.491.757	34.202.602	36.932.652	37.906.505
Ganancia en Operación	**6.108.697**	**23.475.337**	**12.984.227**	**7.078.448**
Otros Ingresos (Egresos)	-4.482.636	-15.620.152	-7.004.670	-1.564.385
Ganancia Antes de impuestos	**1.626.061**	**7.855.185**	**5.979.558**	**5.514.063**
Provisión I.S.L.R y Provisión para Activos Empresariales	745.621	2.588.516	2.922.670	1.764.384
Ganancia Antes participación en resultados de afiliadas no consolidadas	**880.440**	**5.313.808**	**3.056.888**	**3.749.679**
Participación en resultados de afiliadas no consolidadas	-	-471.961	-163.512	-324.747

Ganancia Antes de intereses minoritarios	**880.440**	**4.841.847**	**2.893.376**	**3.424.932**
Intereses Minoritarios	-261.527	-19.348	338.952	34.363
Ganancia Antes de partida extraordinaria	**618.913**	**4.822.499**	**3.232.328**	**3.459.295**
Partida Extraordinaria	-	-	1.237.828	38.146
Ganancia Neta	**618.913**	**4.822.499**	**4.470.156**	**3.497.441**
N° de Acciones promedio en Circulación	**2.294.009.44**	**2.294.009.424**	**2.294.009.424**	**2.294.009.424**
Ganancia por Acción	**0,27**	**2,10**	**1,95**	**1,52**

Fuente: Estados Financieros de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Ventas Netas:

De acuerdo a cifras expresadas en moneda constante al 31 de Marzo de 2002, las ventas netas de los primeros tres meses del año 2002 muestran una caída de 5.92 % con respecto al mismo período del año anterior, al registrarse ventas netas por MBs. 42.073.804 versus ventas netas de MBs. 44.720.128 al cierre de marzo de 2001.

En toneladas métricas, las ventas totales cayeron 9 %, al pasar de 36.767 TM al cierre de marzo de 2001 a 33.405 TM para el mismo período del año 2002, siendo los rubros más afectados los de impresión y escritura; y envases y embalaje como consecuencia de la contracción del 4.1 % de la economía en el primer trimestre del año.

Con respecto al comportamiento de las ventas netas en el año 2001 con respecto a los años 2000 y 1999, se observa una disminución del 5 % y 9 % respectivamente, producto de la venta de la División Forestal a principios del año 2001 que redujo el volumen de ventas totales en 19.544 y 20.861 TM con relación a los años 2000 y 1999 respectivamente.

No obstante, si comparamos las ventas de papel del año 2001 con respecto al año 2000 se observa un incremento de 2.70 %, lo que representa 3.633 Toneladas métricas de papel adicionales vendidas.

Adicionalmente, en el año 2000 se redujo el volumen de exportaciones con respecto al año 1999 como consecuencia del anclaje cambiario.

Costo de Ventas:

El Costo de Ventas al cierre de marzo de 2001 presenta una reducción del 29.65 % con respecto al mismo período del año anterior, como resultado de la disminución de los gastos de fabricación y de la baja registrada en el precio internacional de las fibras vírgenes y secundarias que constituyen la principal materia prima en la fabricación de papel.

Al comparar el Costo de Ventas del año 2001 con respecto al año 2000 se observa una reducción del 13 % debido principalmente a una inflación mayor a la devaluación en 4,01 puntos porcentuales, afectando así los valores reexpresados del año 2000.

Similar comportamiento presenta el Costo de Ventas del año 2000 con relación al del año 1.999, al reducirse en 9.23 % como consecuencia de la aplicación de mejoras en la eficiencia productiva de los procesos de la empresa y a la disparidad entre el movimiento de la tasa de devaluación de la tasa de inflación.

Gastos Operacionales:

De acuerdo a cifras reexpresadas al 31 de Marzo de 2.002, los gastos operativos como porcentaje de las ventas mostraron un aumento del 2,60 % en los primeros tres meses del año 2002 con respecto al mismo período del año anterior, por un incremento tanto de los gastos de venta como de los gastos administrativos.

Los gastos de venta se incrementaron por los descuentos otorgados por pronto pago y el aumento de las promociones y publicidad durante los tres primeros meses del año. En cuanto a los gastos de administración, el aumento fue generado por el incremento de los gastos por honorarios profesionales.

Con relación al comportamiento de los gastos operativos como porcentaje de las ventas en el año 2001 con respecto a los años 2000 y 1999, estos se redujeron en medio punto porcentual

como resultado del programa de reducción de costos que fue implementado a mediados del año 2000.

Reexpresado al 31/03/02 (En millones de bolívares)	**31/03/02**	**2001**	**2.000**	**1.999**
Gastos de Ventas	5.841	22.872	24.279	25.669
Gastos de Admón.	2.650	11.330	12.654	12.238
Total Gastos Operativos	**8.491**	**34.202**	**36.933**	**37.907**

Margen Operativo:

Tanto el margen bruto como operacional reflejan un incremento en los tres primeros meses del año con respecto al mismo período del año anterior.

La reducción del costo de ventas incrementó el margen bruto en 13 puntos porcentuales, mientras que el margen operacional aumentó en 9 puntos porcentuales al pasar de 6 % al cierre de marzo de 2000 a 14.52 % en marzo de 2001.

Igualmente, si comparamos el año 2001 con los años 2000 y 1999 observamos un incremento tanto del margen bruto como del operacional por la reducción del costo de venta y de los gastos operativos.

Costo Integral de Financiamiento:

El costo integral de financiamiento presentó una reducción en los primeros tres meses del año 2002 con respecto al mismo período del año anterior debido a, en primer lugar, a la disminución de los intereses pagados por un menor endeudamiento y en segundo lugar por la ganancia cambiaria obtenida al cierre de marzo del 2002 de MBs 27.281 versus una pérdida en cambio de 1.091.175 en el mismo período del año 2001.

Al comparar el costo integral de financiamiento en el año 2001 contra los años 2000 y 1999, se observa un incremento con respecto a ambos años, como consecuencia de la disminución de los intereses ganados y la reducción de la ganancia monetaria por una menor tasa de inflación y cambios en la posición monetaria de la empresa.

Entre los años 2000 y 1999 se observa una variación desfavorable del costo integral de financiamiento originada principalmente por la reducción de la ganancia monetaria al pasar la tasa de inflación de 20.3 % en el año 1999 a 13.4 % en el año 2000.

Intereses minoritarios:

La cifra presentada bajo el concepto de intereses minoritarios se refiere a la participación Toycos en los resultados de Manpa de Centroamérica.

Otros Ingresos/Egresos:

Durante el primer trimestre del año 2002 se registró una disminución de los otros ingresos con relación al primer trimestre del año 2001. Esta reducción fue ocasionada principalmente por la creación de una provisión de valuación de inversiones a fin de mantener el valor de estas en términos de dólares.

Igual comportamiento muestran los Otros Ingresos en el año 2001 con respecto a los años 2000 y 1999, en donde la provisión para valuación de inversiones constituye la principal causa de su reducción.

También es importante señalar que en el año 1999 se generaron ingresos extraordinarios por la venta de la participación de la empresa en Papeles Guaicaipuro.

	Reexpresado en moneda constante al 31/03/02		
(En miles de Bs.)	**2000/1999**	**2001/2000**	**Mar02/Mar01**
Intereses / Colocaciones	(177.286)	(395.487)	(250.219)
Diferencias en cambio (neto)	2.436.826	41.482	1.118.456
Intereses Gastos	1.975.614	6.046.786	475.180
Ganancia monetaria	(7.580.091)	(5.811.896)	(828.102)
Pérdida en Inversiones (neto)	(1.709.844)	(4.075.915)	(1.490.000)
Participación en Cias. Afiliadas	-	-	(407.700)

Realización Inversiones Temporales	-	(3.017.910)	-
Ganancia en venta de activos	(109.412)	(46.848)	-
Otros	(276.092)	(1.355.694)	(1.343.572)
Total Variación Otros Ingresos (Egresos) e Ingreso (Costo) integral de financiamiento	**(5.440.285)**	**(8.615.483)**	**(2.722.957)**

Fuente: Estados Financieros (Interinos) Manufacturas de Papel, C.A. (MANPA).

Margen Neto:

En cuanto al margen neto, éste registró un incremento de 1.19 puntos porcentuales, como consecuencia del aumento de la utilidad operativa y de un menor costo integral de financiamiento generado por la reducción de los gastos por intereses y de la ganancia en cambio obtenida en el trimestre.

El comportamiento del margen neto al cierre de 2001 con respecto al cierre de 2000 refleja un incremento de 0.34 puntos porcentuales, como consecuencia de las reducciones en el costo de venta y de los gastos operativos. Igual comportamiento muestra el margen neto alcanzado en el año 2000 con el logrado en el año 1.999 al pasar de 1.90 % a 2.53 % debido al incremento en la utilidad operativa y la reducción de los costos.

10. CONTINGENCIAS

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA mantiene contingencias fiscales, laborales y de incobrables por un monto de Bs. 2.956 millones aún cuando en los Estados Financieros Auditados aparecen como reparos fiscales. A continuación detallamos los montos más significativos.

Cursa Recurso de Reconsideración interpuesto en fecha 20 de enero de 2000, contra resolución No 1406/99 de 22 de diciembre de 1999, mediante la cual se formula un reparo por concepto de

patente de Industria y Comercio del Municipio Girardot del Estado Miranda por un monto de Bs. 212.287.334. El caso se encuentra en espera de decisión.

Expediente 1420- Cursa Recurso Contensioso Tributario interpuesto en fecha 4 de febrero de 2000, en contra de la Resolución GCE-SA-R-99-159 emanada del Servicio Nacional integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 5 de mayo de 1999, por un monto de Bs. 51.615.019 por concepto de omisión de pago de Timbre Fiscal. El caso se encuentra en espera de decisión.

Expediente 1769- Cursa Recurso Contensioso Tributario presentado en fecha 24 de Octubre de 2001, contra el acto tacito denegatorio producto del silencio administrativo por la no decisión del Recurso Jerarquico de fecha 18 de mayo de 2001, contra el acto tacito denegatorio producto del silencio administrativo del recurso de Reconsideración de fecha 24 de abril de 2001, contra la Resolución No RL/2001-03-053 de fecha 22/03/01 y notificada en fecha 03/04/01 emanada de la Dirección de Hacienda de la Alcaldía del Municipio Valencia del Estado Carabobo, por concepto de Patente de Industria y Comercio por un monto de Bs. 96.893.014. La causa se encuentra en etapa probatoria.

Expediente 1798- Cursa Recurso Contensioso Tributario presentado en fecha 21 de Noviembre de 2001 contra la Resolución Culminatoria de Sumario Administrativo No GRTI-RC-DSA-2001-000274, emitida por la Gerencia Regional de Tributos Internos de la Región Capital del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 25 de abril de 2001, por concepto de Impuesto al Consumo Suntuario y Ventas al Mayor por un monto de Bs. 130.248.498,38. El caso se encuentra en etapas de notificaciones.

Expediente 1653 -Cursa Recurso Contensioso Tributario presentado en fecha 07 de septiembre de 2001 contra la Resolución Culminatoria de Sumario Administrativo No GRTI-RCE-SM-ASA-01-000021, emitida por la Gerencia Regional de Tributos Internos de la Región Central del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 25 de julio de 2001, por concepto de Impuesto sobre la Renta por un monto de Bs. 489.905.451. El caso se encuentra en etapas de pruebas.

Expediente 1311 -Cursa Recurso Contensioso Tributario interpuesto en fecha 10 de diciembre de 1999 contra la Resolución No GRTI-RCE-SM-ASA-99-00007, emitida por Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 5 de mayo de 1999, por concepto de Impuesto a los Activos Empresariales por un monto de Bs. 11.787.624. El caso se encuentra en espera de sentencia

Expediente 1451 -Cursa Recurso Contensioso Tributario interpuesto en fecha 22 de junio de 2000 contra la Resolución No GRTI-RCE-SM-ASA-99-000036, emitida por Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 29 de noviembre de 1999, por concepto de Impuesto sobre la Renta e Impuesto a los Activos Empresariales por un monto de Bs. 423.620.602. Actualmente la causa se encuentra en etapa de admisión del Recurso.

Cursa Escrito de Descargos presentado en fecha 3 de enero de 2002 contra el Acta Fiscal No 328/2001, levantada por el Servicio Autonomo de Tributación Municipal (SATRIM) de la Alcaldia del Municipio Girardot del Estado Aragua en fecha 10 de Diciembre de 2001, mediante la cual se formula un reparo por concepto de Patente de Industria y Comercio por un monto de Bs. 217.369.908

Recurso jerarquico a MANPA contra la resolución MH-SENIAT-GRTICE-DR-ARCD/99/049 correspondientes al ejercicio finalizado al 31-12-98 en materia de ISLR y IAE por Bs 159.282.601. Actualmente se encuentra en espera de decisión.

Resolución MH-SENIAT-GRTI RCE-DEF-01-M-166-2 de fecha 28/10/1998 correspondientes al ejercicio finalizado al 31-12-98 en materia de ISLR por Bs 165.662.430.

Demandas Laborales por un monto cercano a Bs. 695 millones.

Asimismo, MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA mantiene dos expedientes en el Tribunal Supremo de Justicia por reparos correspondientes a la OTAC por un monto de US$ 1.8 millones cuya situación se explica a continuación:

- Cursa Recurso Contencioso Administrativo de Anulación contra el acto administrativo contenido en la Resolución N° 00007 de fecha 4 de mayo de 1998, emanada del Director General del

Ministerio de Hacienda, mediante la cual se declaró inadmisible el Recurso Jerárquico interpuesto en fecha 15 de septiembre de 1997 contra el acto que ordena reintegro de divisas al Banco Central de Venezuela por un monto total de QUINIENTOS SESENTA Y SIETE MIL CIENTO DIECINUEVE CON CUARENTA Y TRES CÉNTIMOS DE DÓLAR DE LOS ESTADOS UNIDOS DE AMÉRICA ($567.119,43). Actualmente el caso se encuentra en espera de sentencia.

En este caso, la Corte Suprema de Justicia, (hoy, Tribunal Supremo de Justicia), en fecha 1 de julio de 1999, dictó sentencia interlocutoria, declarando con lugar la suspensión de efectos del acto solicitada y ordenó consignar caución o fianza por un monto de Bs. 307.378.31,00 otorgada a favor de la República de Venezuela, a través del Ministerio de Hacienda (hoy, Ministerio de Finanzas) por órgano de la Unidad de Estudios Cambiarios (UNEC). Dicha fianza fue emitida por el Banco Standard Charter Sucursal Venezuela y constituída con ocasión de la mencionada sentencia interlocutoria.

- Cursa Recurso Contencioso Administrativo de Anulación en virtud del silencio administrativo negativo por la no decisión del Recurso Jerárquico interpuesto en fecha 15 de julio de 1998 por ante el Ministro de Hacienda contra el Oficio UNEC 738/98 de fecha 15 de julio de 1998, emanado de la Unidad de Estudios Cambiarios del Ministerio de Hacienda mediante el cual se ordena el reintegro de divisas al Banco Central de Venezuela por un monto de UN MILLÓN DOSCIENTOS OCHENTA Y OCHO MIL CIENTO OCHENTA Y TRES CON TRES CÉNTIMOS DE DÓLAR DE LOS ESTADOS UNIDOS DE AMÉRICA ($ 1.288.183,03). El caso se encuentra en espera de la decisión de solicitud de suspención de efectos solicitada.

11 PRESTAMOS A EMPLEADOS

A continuación cuadro detalle de las cuentas x cobrar a empleados:

	31-mar-02	31-dic-01
Anticipos (Viáticos, caja chica, etc) Empleados	15.109	14.872
Financiamiento Póliza de seguros de Vehículos Empleados	14.206	43.880
Anticipos Prestaciones, Financiamiento Póliza de seguros de Vehículos y Préstamo adquisición de Vehículos de la Nomina Gerencial (Nomina Confidencial)	231.675	277.894
Préstamos **a obreros** para adquisicón de Bicicletas, artículos de Farmacia, Uniformes, Herramientas y productos	11.236	3.962
Anticipo a Prestaciones Sociales Empleados y obreros	1.806.573	1.759.105
Total	**2.072.418**	**2.099.713**

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

CARACAS, JULY 12, 2002

Messrs.

NATIONAL SECURITIES COMMISSION

City.-

ATTENTION: GRICEL SIERRA

PURSUANT TO THE MEETING HELD ON JULY 2, 2002 and IN COMPLIANCE WITH RECORD No.CNV1607 ENCLOSE HEREIN YOU WILL FIND:

- FORMAL LETTER OF REQUEST TO MAKE PUBLIC OFFER OF UNSECURED BONDS WITH THEIR CORRESPONDING FISCAL STAMPS.
- CONTRACT MODEL OF PLACEMENT AGENT.
- CONTRACT MODEL OF COMMON REPRESENTATIVE.
- CONTRACT MODEL OF PAYMENT AGENT.
- BOND MODEL.
- NEWSPAPER NOTICE MODEL.
- PRELIMINARY VERSION OF THE PUBLIC OFFER PROSPECTUS.
- ADDITIONAL INFORMATION NOT REQUIRED IN THE PROSPECTUS.

HAVING NO FURTHER MATTER TO DISCUSS AND BEING THANKFUL FOR THE ATTENTION TO THIS DOCUMENT.

SINCERELY,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

LETICIA LEVEL (signed) Illegible.

CORPORATE FINANCE VICE-PRESIDENT.

Translator's Note:

At the upper margin there is a blue wet seal that reads as follows: "National Securities Commission. 02 July 12 PM 4:01 FILE RECEIVED."--

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 20, 2002.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ-MORA
CERTIFIED PUBLIC TRANSLATOR

...ino Papel Escribir, Imprimir, Embalar
... 043, 401224 401221
...nta Sacos
... 043, 401235 401236
...anta Bolsas
... 043 401094 401095

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401349 · (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 · 332405 · 332428
Transportes Alpes
Teléfonos (02) 9012416 (043) 401380 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda
Torre Country Club,
Chacaíto Caracas 1050
Apartado Postal 2046 Caracas ...
Teléfono (02) 90123...
Internet http://www.manpa...

CARACAS 12 DE JULIO DEL 2002.

SEÑORES
COMISION NACIONAL DE VALORES
CIUDAD.-

ATENCIÓN: GRICEL SIERRA

RECIBIDO 02 JUL 12 PM 4:01

DE ACUERDO A LA REUNIÓN SOSTENIDA EN FECHA 02 DE JULIO DE 2002 Y CONFORME AL ACTA NO CNV 1607 , ANEXO A LA PRESENTE ENCONTRARÁ:

- CARTA DE SOLICITUD FORMAL DE AUTORIZACION PARA REALIZAR OFERTA PUBLICA DE OBLIGACIONES QUIROGRAFARIAS CON SUS RESPECTIVOS TIMBRES FISCALES
- MODELO DE CONTRATO DE AGENTE DE COLOCACION
- MODELO DE CONTRATO DE REPRESENTANTE COMUN
- MODELO DE CONTRATO DE AGENTE DE PAGO
- MODELO DE TITULO
- MODELO DE AVISO DE PRENSA
- VERSION PRELIMINAR DE PROSPECTO DE OFERTA PUBLICA
- INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO

SIN MAS POR EL MOMENTO Y AGRADECIENDO DE ANTEMANO SU ATENCION POR LA PRESENTE

ATENTAMENTE

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA

LETICIA LEVEL
GERENTE DE PLANIFICACION CORPORATIVA.

03 FEB -6 AM 7:21

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

COMMON INTERIM REPRESENTATIVE OF HOLDERS OF UNSECURED OBLIGATIONS

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of October 18, 1994 under No.57, Volume 117-A Pro, its last amendment was registered before the same Commercial Registry Office as of July 14, 1999 Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President JUAN ANTONIO LOVERA, a Venezuelan citizen, of legal age and bearer of Identity Card No.5.534.882 dully authorized thereon in meeting of the Board of Directors of its principal as of February 22, 2002 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1995 under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District

and Miranda State as of January 24, 2002 under No.11, Volume 6A Pro, published in the newspaper "La Religión" as of February 26, 2002 represented in this act by MARIA EUGENIA GAMEZ AZPURUA, bearer of Identity Card No.5.566.177 dully authorized by the Directors Committee as of March 7, 2002 that hereinafter will be called "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 27th, 2001 and in compliance with the decisions made by the Board of Directors in meeting held as of February 22, 2002 approved issuing Unsecured Bonds at Bearer amounting to up to EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00), with the characteristics and fashions set forth in the corresponding Prospectus of issuance that are hereby declared an integral part of the present contract.

SECOND: APPOINTMENT

The General Shareholders' Meeting of **THE ISSUER,** in meeting held on April 27, 2001 and by the resolutions of the Board of Directors as of February 22, 2002 and in compliance with the provisions of the Capital Market Law, Third section, Chapter II, related to representation of bondholders, agreed to appoint **VENEZOLANO DE CREDITO, S.A., Banco Universal** as Common Interim Representative of Bondholders of each of the series comprising Issuance of the Unsecured Bonds aforementioned.

THIRD: POWERS OF THE BANK

THE BANK in its capacity as Common Interim Representative of Bondholders of the Issuance described in the First Clause herein is bound to carry out all the powers and responsibilities vested upon it by the Law pursuant to the provisions of Articles 43 and following of the Capital Market Law and the Standards for Issuing, Public Offering and Negotiating Commercial Papers set forth by the National Securities Commission, and in general, to perform and watch over the rights corresponding to its principals.

FOURTH: BONDHOLDERS' MEETING

THE BANK, in its capacity as Common Interim Representative of Bondholders, within thirty (30) after finishing primary placement of the last series of the Obligations

orresponding to aforementioned issuance, will convene a Meeting of Bondholders aim l mainly appointing the Final Bondholder Representative. Thus, it will have to comply ith the procedures set forth under Chapter II of the Standards for Issuing, Public)ffering and Negotiating Commercial Papers set forth by the National Securities ;ommission.

IFTH: DUTIES OF THE ISSUER

HE ISSUER is bound to provide **THE BANK** all the financial, technical, accounting, egal and operating information that may be necessary and related to the issuance bject of this contract. However, **THE BANK** shall contract at the expenses of **THE SSUER** the professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the bondholders and to comply with the duties set forth in the Capital Market Law. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

SIXTH: RATE SETTING

Calculation of interest rate that will earn each of the series comprising the issuance will be established in the Issuance prospectus. Since the interest rate is variable **THE BANK** is bound to publish the interest rate that will earn the obligations for the next following month in a newspaper of wide national circulation and within the two (2) days after the day of setting. Such rates, once set, will remain invariable during the corresponding term

SEVENTH: PAYMENT OF SERVICES

Pursuant to the provisions set forth in the General Shareholder's Meeting of **THE ISSUER**, dated April 27, 2001 **THE BANK** will receive the amount of SIX HUNDRED THOUSAND BOLIVARS (Bs.600,000.00) monthly for the services inherent to its condition of Common Interim Representative of Bondholders of Issuance as indicated under the First Clause, an amount that shall be paid by the Issuer within the first five (5) days of each month, from the date of beginning Primary Placement of the First Series of Bonds. All these charges will be debited from the Current Account No.030-0001963 belonging to **THE ISSUER** that is kept with **VENEZOLANO DE CREDITO, S.A., Banco Universal**.

:IGHTH: EXPENSES

\ll the expense incurred in due to notices and publications of Notices of rate setting of nterests rates will be on account of **THE ISSUER** and shall be debited from the Current \ccount No.030-0001963 that **THE ISSUER** holds in **Venezolano de Crédito, S.A., 3anco Universal**.

NINTH: DOMICILE

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

TENTH: LEGAL FORCE

The parties do hereby understand that the present contract is subject to the approval of the National Securities Commission pursuant to the Capital Market law. Its effect will go from the beginning of placement of the First Series comprising the First Issuance of Obligations represented by the publication date of the corresponding notice in a newspaper of major national circulation up to the date when the first Meeting of Bondholders is held. In case the Common Interim Representative is elected as Common Final Representative, the conditions set forth herein will be in effect.

ELEVENTH: CAPITAL LEGITIMATING

THE BANK, proceeding in its capacity as Common Interim Representative of Bondholders, is bound to comply with the provisions that may be applicable, included in the STANDARDS FOR PREVENTION, CONTROL AND TAXATION OF OPERATIONS FOR LEGITIMIZING CAPITAL APPLICABLE TO VENEZUELAN CAPITAL MARKETS, established by the National Securities Commissions and published in Official Gazette No.36.411 as of March 11, 1998.

TWELFTH: For any further purpose it is hereby understood that **THE BANK** does hereby only assume the obligations inherent to its condition of Common Interim Representative of Bondholders and in no case is responsible of any noncompliance attributable to **THE ISSUER**, its fault or delay in payment or to the truthfulness of the information provided to the National Securities Commission. In any case, MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A. is bound to

mmediately notify **THE BANK** about any fact, event or situation that may influence :ompliance with its duties in regard to the issuance of Unsecured Bonds referred to ıerein.

[HIRTEENTH:

n case THE ISSUER, prior fully paying off its obligations before the holders of Unsecured Obligations, judicially requires the delay status or is in liquidation proceedings or needs to demand payment of obligations, THE BANK after acknowledging request of delay or liquidation proceedings or the need to carry out an aggressive collection will convene a Meeting of Holders of Unsecured Obligations that shall resolve the advance payment of the expenses THE BANK may incur in when defending the interests of the Holders of Unsecured Obligations. In case the Meeting cannot be validly constituted or decided not to pay in advance or to pay in advance an amount less than that suggested by THE BANK, this latter will be hold harmless before the Holders of Commercial Papers for the consequences derived from THE BANK not participating in such proceedings. Thus, THE BANK will notify the Holders of Commercial Papers about such situation by a publication in two (2) newspapers of national circulation.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its presentation. (signed) Illegible.

Translator's Note:

At the upper right margin of each of the four (4) folios written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 02 July 12 AM 4:01. FILE RECEIVED."--

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 18th, 2002.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPRESENTANTE COMUN ~~PROVISIONAL~~ DE LOS TENEDORES DE OBLIGACIONES QUIROGRAFARIAS

02 JUL 12 PM 4:01

Entre **MANUFACTURAS DE PAPEL, COMPAÑÍA ANONIMA (MANPA), S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 18 de Octubre de 1.994, bajo el No. 57, Tomo 117-A Pro, siendo su última modificación la inscrita por ante la misma oficina de Registro Mercantil, el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, JUAN ANTONIO LOVERA, venezolano, mayor de edad y titular de la Cédula de Identidad No.5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 22 de Febrero de 2.002, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **VENEZOLANO DE CREDITO, S.A.,. Banco Universal"**, sociedad mercantil, domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.995, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002 , bajo el No. 11 , Tomo 6 -A Pro, publicado en el Diario La Religión, el 26 de Febrero de 2.002 , , representado en este acto por MARIA EUGENIA GAMEZ AZPURUA, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizado por el Comité Directivo de fecha 07 de Marzo de 2.002 , quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA: ACUERDO DE LA EMISION

"EL EMISOR" mediante Asamblea Ordinaria de Accionistas celebrada en Caracas el día 27 de Abril de 2.001, y de acuerdo con lo decidido por la Junta Directiva en sesión de fecha 22 de Febrero de 2.002, aprobó realizar una emisión de Obligaciones Quirografarias al Portador hasta por la cantidad de **OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,00)**, con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la Emisión, el cual se declara parte integrante del presente contrato.

SEGUNDA: DESIGNACION

"EL EMISOR" de conformidad con lo resuelto en la Asamblea Ordinaria de Accionistas, celebrada en Caracas el día 27 de Abril de 2.001 y por lo resuelto por la Junta Directiva en sesión de fecha 22 de Febrero de 2.002, y en cumplimiento de las disposiciones de la Ley de Mercado de Capitales, sección Tercera, Capitulo II, relativa a la representación de los obligacionistas, designa como Representante Común Provisional de los Obligacionistas de cada una de las series que integran Emisión de Obligaciones Quirografarias antes indicada al **VENEZOLANO DE CREDITO, S.A., Banco Universal**

TERCERA: ATRIBUCIONES DEL REPRESENTANTE

"EL BANCO", en su carácter de Representante Común Provisional de los Obligacionistas de la Emisión indicada en la Cláusula Primera de este contrato, se compromete a ejercer todas las atribuciones y funciones que le correspondan de acuerdo con lo establecido en los artículos 43 y siguientes de la Ley de Mercado de Capitales y en el Artículo 6 de las "Normas sobre la Organización y Protección de los Obligacionistas", dictadas por la Comisión Nacional de Valores y, en general, a ejercer y velar por los derechos que a sus representados les corresponda.

CUARTA: ASAMBLEA DE OBLIGACIONISTAS

"EL BANCO", en su carácter de Representante Común Provisional de los Obligacionistas, dentro de los treinta (30) días siguientes de haber concluido la colocación primaria de la última serie de las Obligaciones correspondientes a la referida emisión, convocará a una Asamblea de Obligacionistas con el objeto principal de designar al Representante Definitivo de los mismos, para lo cual deberá seguir el procedimiento establecido en el Capitulo II de las Normas sobre la Organización y Protección de los Obligacionistas", dictadas por la Comisión Nacional de Valores.

QUINTA: DEBERES DEL EMISOR

"EL EMISOR" se obliga a suministrar a **"EL BANCO"**, toda la información financiera, técnica, contable, legal y operativa que fuere necesaria y que estuviere relacionada con la emisión objeto de este contrato. Sin embargo **"EL BANCO"**, podrá contratar a expensas de **"EL EMISOR"** los servicios de profesionales, capaces de suministrar dicha información, a los fines de que **"EL BANCO"** pueda ejercer las funciones que sean procedentes para la defensa y protección de los derechos de los obligacionistas y para cumplir con los deberes establecidos en la Ley de Mercado de Capitales y las Normas sobre la Organización y Protección de los Obligacionistas. **"EL BANCO"** notificará a **"EL EMISOR"** acerca de los servicios profesionales que pretenda contratar.

SEXTA: FIJACION DE LA TASA

El cálculo de la tasa de interés que devengarán cada una de las series que conforman la

emisión será establecida en el prospecto de la Emisión. Por cuanto la tasa de interés es variable **"EL BANCO"** se compromete a publicar en un diario de amplia circulación nacional y dentro de los dos (2) días posteriores al día en el cual se deba efectuar la fijación, la tasa de interés que devengarán las obligaciones para el mes inmediato siguiente, la cual una vez fijada permanecerá invariable en el transcurso del respectivo plazo.

RECIBIDO

<u>SEPTIMA:</u> PAGO POR SERVICIOS

De acuerdo a lo decidido en Asamblea Ordinaria de Accionistas de **"EL EMISOR"**, de fecha 27 de Abril de 2.001 , **"EL BANCO"** percibirá por los servicios inherentes a su condición de Representante Común Provisional de los Obligacionistas de la Emisión como indica en la Cláusula Primera, la cantidad de **SEISCIENTOS MIL BOLIVARES (Bs. 600.000,00)** mensuales, cantidades estas que deberán ser canceladas por el Emisor dentro de los primeros cinco (5) días de cada mes, contados a partir del día en que se inicie el proceso de Colocación Primaria de la Primera Serie de los Títulos. Todos estos cargos serán debitados con cargo a la Cuenta Corriente No. 030-0001963 de **"EL EMISOR"** que mantiene en el **VENEZOLANO DE CREDITO, S.A., Banco Universal**

<u>OCTAVA</u>: GASTOS

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de avisos de Fijación de las Tasas de Interés correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 0.30-0001963 de **"EL EMISOR"** que mantiene en el **VENEZOLANO DE CREDITO, S.A., Banco Universal .**

<u>NOVENA:</u> DOMICILIO

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran expresamente someterse.

<u>DECIMA</u>: VIGENCIA

Las partes entienden que el presente contrato queda sujeto a la aprobación de la Comisión Nacional de Valores, de acuerdo con la Ley de Mercado de Capitales. Su vigencia será desde el inicio de la colocación de la Primera Serie que integra la Primera Emisión de las Obligaciones representado por la fecha de publicación del aviso correspondiente en un diario de alta circulación nacional, hasta la fecha en que se celebre la primera Asamblea de Obligacionistas. En caso de que el Representante Común Provisional resulte electo como Representante Común Definitivo, se mantendrán vigentes las condiciones establecidas en este contrato.

<u>DECIMA PRIMERA</u>: LEGITIMACION DE CAPITALES.

"EL BANCO" procediendo en su carácter de Representante Común Provisional de los Obligacionistas se obliga a cumplir con las disposiciones que le sean aplicables, contenidas en

las "NORMAS SOBRE LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial Nº 36.411 de fecha 11 de marzo de 1.998.

DECIMA SEGUNDA: A todos los efectos queda entendido que "**EL BANCO**" por este contrato solo asume las obligaciones inherentes a su condición de Representante Común de los Obligacionistas y en ningún caso se responsabiliza por cualquier incumplimiento atribuible a "**EL EMISOR**", a su falta o retraso en el pago o a la veracidad de la información suministrada a la Comisión Nacional de Valores. En todo caso, MANUFACTURAS DE PAPEL, COMPAÑÍA ANONIMA (MANPA), S.A.C.A., queda obligada a notificar a "EL BANCO" de manera inmediata sobre cualquier hecho, evento o situación que pudiera influir sobre el cumplimiento de sus obligaciones en referencia a la emisión de Obligaciones Quirografarias a que se contrae este contrato.

DECIMA TERCERA:

En caso de que EL EMISOR, previamente a la cancelación total de sus obligaciones frente a los tenedores de los papeles comerciales, solicite judicialmente el estado de atraso o se encuentre en un procedimiento de quiebra o en el caso de que sea necesario exigir judicialmente el pago de las obligaciones, EL BANCO, luego de que se haga su conocimiento la solicitud de atraso o del procedimiento de quiebra o la necesidad de proceder al cobro judicial, convocará a una Asamblea de los Tenedores de Papeles Comerciales, la cual deberá resolver sobre el adelanto dde los gastos que EL BANCO pueda incurrir para la defensa de los derechos de LOS Tenedores de los Papeles Comerciales. En caso de que la Asamblea no pueda constituirse válidamente o que resuelva no adelantar o adelantar una suma inferior a la propuesta por EL BANCO, éste último quedará libre de toda responsabilidad frente a los Tenedores de los Papeles Comerciales, por las consecuencias que conlleve la no participación de EL BANCO en dichos procedimientos. En tal sentido EL BANCO, notificará a los Tenedores de Papeles Comerciales de tal situación mediante una publicación realizada en dos (2) periódicos de circulación nacional.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, October 10, 2002.

03 FEB -6 AM 7:21

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5.534.882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minute of the Board of Directors dated February 22, 2002 do hereby declare that:

The conditions, fashions and other matters for the first Series of Issuance of Commercial Papers 2002-I are as follows:

[Letterhead of MANPA]

Caracas, October 10, 2002.

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5.534.882, acting in my capacity as Finance Corporate Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and pursuant to the powers vested upon me by record of the Board of Directors dated February 22, 2002 do hereby declare that:

The conditions, fashions and others for the First Series of issuance of Commercial Papers 2002-I are the following:

<u>Securities</u>:

Commercial Papers at Bearer.

<u>Total amount authorized for issuance</u>:

Eight Thousand Million Bolivars (Bs.8,000,000,000.00) or its equivalent in U.S. dollars.

<u>Total amount of the First Series</u>:

Two Thousand Million Bolivars (Bs.2,000,000,000.00).

<u>Type of Placement</u>:

Placement at bigger efforts, acting as placement agent.

Valores Vancred, S.A.

This series is represented by a Sole Title amounting to Bs.2,000,000,000.00, which will be under custody at the office premises of Banco Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in charge will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

<u>Place and date of issuance</u>:

Caracas, October 23, 2002.

<u>Maturity Date</u>:

Caracas, October 21, 2003.

<u>Term</u>:

90 days.

<u>Placement price</u>:

At discount.

<u>Yielding</u>:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning the placement, which will be published by a newspaper ad on the day of placement. It will be calculated based on a month of thirty (30) days, year of three hundred sixty (360) days.

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Psio 11, Chacaíto – Caracas, Phone 9012245.

It is hereby understood that primary placement of series which characteristics have been described will be carried out on October 23, 2002 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from October 23, 2000.

luan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.--

Caracas, October 15, 2002.

Messrs.

NATIONAL SECURITIES COMMISSION

Public Offer of Securities

City.-

Attn.: José Luis Vital.

Enclose please find one (1) original and three (3) copies of the Certification and the Newspaper Notice corresponding to Issuance 2002-I of Commercial Papers at Bearer belonging to Manufacturas de Papel C.A. (MANPA) S.A.C.A. for their approval and corresponding bearing of the *Authorized Publication* by the National Securities Commission.

Should you have any further question please do not hesitate to contact me.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager. --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2002-I

Authorization given by the National Securities Commission for the present Issuance was registered with the National Securities Registry as of August 7, 2002 as per Resolution No.122-2002 amounting to Bs.8,000,000,000.00 or its equivalent in U.S. dollars and will be in effect for one (1) year from the issuance of the first series.

The General Shareholder's Meeting of Manufacturas de Papel C.A. (MANPA) S.A.C.A. held on April 27, 2001 approved and empowered the Board of Directors to determine the terms and conditions of issuance. The Board of Directors does hereby authorize the Issuance and Public Offer of Commercial Papers in its issuance No.884 held on February 22, 2002.

On October 10, 2002 MANPA's Corporate Finance Vice-President by means of the powers vested upon him by the Board of Directors as of February 22, 2002 agreed issuance of the present series:

TOTAL SERIES I AMOUNT

Bs.2,000,000,000.00

The present series is represented by a Sole Title amounting to Bs.2,000,000,000.00 that will be in custody at the premises of Banco Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent , which in turn will issue Negotiable Custody Certificates equal to the number of investors owning the series.

The Common Representative of Holders: Venezolano de Crédito, S.A., Banco Universal.

PLACEMENT PRICE: At discount

PLACE AND DATE OF ISSUANCE: Caracas, October 23, 2002

MATURITY DATE: January 21, 2003

TERM: 90 days

PAYMENT WAY: Par value payable at maturity

RISK QUALIFICATION

CLASIFICADORES ASOCIADOS S&S, C.A., A RISK-CLASSIFYING COMPANY	Category A; Sub-Category A3
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Category A; Sub-Category A3

Payment place: The par value of these securities will be paid at maturity at MANPA offices situated in avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Phone:901-2335/ 901-2245

The minimum amount of the investment will not be less than One Hundred Thousand Bolivars (Bs.100,000.oo).

In the event a series of Commercial Papers in U.S. dollars is issued and an exchange control is established, the issuer will pay at maturity in U.S. dollars provided that there is a legal market where foreign currency can be acquired. In case there is no market the issuer will pay in bolivars at the official exchange rate.

PLACEMENT BASED ON BIGGER EFFORTS

PLACEMENT AGENT

VALORES VENCRED CASA DE BOLSA, S.A.

[Vencred's Address]

Request the Issuance Prospectus, authorized by the National Securities Commission to the aforementioned Placement Agent. Primary placement will begin on October 23, 2002 with a term of 15 continuous days.

PUBLICATION AUTHORIZED BY THE NATIONAL SECURITIES COMMISSION.--------

[Letterhead of MANPA]

Caracas, October 15, 2002.

Messrs.

NATIONAL SECURITIES COMMISSION.

City.-

Attn.: José Luis Vital.

This is to inform you that as of October 30, 2002 there will begin Placement of Series 1 of Unsecured Obligations at Bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A., Issuance 2002 –I.

Enclose please find one (1) original and three (3) copies for their approval and relevant seal of *Authorized Publication by the National Securities Commission* of the newspaper notice to be published: Friday 10/25/02 in El Nacional newspaper and Sunday 10/27/02 in El Universal newspaper.

Should you have any further information please do not hesitate to contact me,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.---

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER

UNSECURED BONDS AT BEARER

ISSUANCE 2002-I SERIES "1"

AUTHORIZED AMOUNT OF ISSUANCE:

EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00). Authorization given by the National Securities Commission under No.123-2002 as of August 7, 2002.

AMOUNT OF SERIES:

FOUR THOUSAND MILLION BOLIVARS (Bs.4,000,000,000.0)

ADDRESSED TO:

The general public.

INTERESTS:

The Common Representative of Bondholders is bound to publish within the two (2) business days following the setting date, in a newspaper of major national circulation, the new interest rate that obligations will earn in the next following month, which once

set, will remain invariable during that month, unless for the first month when it will be published one (1) day before the beginning of that offer.

YIELDING:

The interest rate that obligations will earn will be the higher from the following alternatives:

- The eighty percent (80%) of the average arithmetic of the Yearly Lending Corporate Preferential Interest Rate set by corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. for the concepts of commercial credits.
- The arithmetical average of the Yearly Lending Corporate Interest Rate for long-term deposits is thirty (30) days of corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. plus the forty percent (40%) of the differential that may result between that rate and the Yearly Lending Corporate Preferential Interest Rate defined above.

SALES PRICE:

100% of the par value plus accumulated interests from the date of beginning primary placement up to and including the day immediately before sale.

BEGINNING OF PLACEMENT:

Ninety (90) bank business days from the date of beginning public offer. In order to comply with Article 19 of the "Standards Related to Public Offer and Primary Placement of Securities and to Publicity of Issuances" during the five (5) days following the beginning of placement, small and medium investors who may individually acquire such securities until a maximum of TEN MILLION BOLIVARS (Bs.10,000,000.00) will have preference.

TYPE OF PLACEMENT:

Direct placement "BASED ON BIGGER EFFORTS".

DISTRIBUTION AGENTS:

Services from authorized individuals and body corporate shall be used to carry out brokerage of securities.

TEMPORARY COMMON REPRESENTATIVE OF BONDHOLDERS:

Banco Venezolano de Crédito S.A.C.A.

PAYMENT AGENT:

Banco Provincial, S.A., Banco Universal.

Venezolano de Crédito, S.A., Banco Universal.

SECONDARY MARKET:

Issuance of the Obligations described in the Prospectus will be registered with the "Bolsa de Valores de Caracas, C.A."(Caracas Stock Exchange) within the sixty (60) days following the date when the primary placement of the last issuance series has ended.

RISK CLASSIFICATIONS:

- CLASIFICADORES ASOCIADOS S&S, C.A., SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"The Qualifying Board gives the present issuance category A, Sub-category A3"

- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"The Qualifying Board gives the present issuance category A, Sub-category A3"

MATURITY:

Two (2) years from the date of beginning public offer of each series.

ORDINARY AMORTIZATION:

October 30, 2004 obligations will be fully amortized at their par value at the maturity date.

SPECIAL AMORTIZATIONS:

They are defined under Item 2.7.2 of the present prospectus.

PLACEMENT AGENTS:

Valores Vencred Casa de Bolsa, S.A. [Address and telephone]

Banco Provincial Casa de Bolsa, C.A. [Address and telephone]

DISTRIBUTION OF ISSUANCE:

SERIES "1"

Number of Securities	Numbering		Par Value of Securities Bs.	Total Issuance Bs.
	From	To		

40	000.001	000.040	100,000.00	4,000,000.00
40	000.041	000.081	500,000.00	20,000,000.00
226	000.082	000.308	1,000,000.00	226,000,000.00
160	000.309	000.469	5,000,000.00	800,000,000.00
175	000.470	000.645	10,000,000.00	1,750,000,000.00
48	000.646	000.694	25,000,000.00	1,200,000,000.00
689				4,000,000,000.00

The issuance prospectus authorized by the National Securities Commission is available at the premises of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Caracas, for those interested in. For further information please call at 901-2335.

Publicity authorized by the National Securities Commission. ------------------------------------

Translator's Note:

At the upper right margin of each of the six (6) pages in Spanish there is a wet seal that reads as follows: "National Securities Commission. 02 October 15 PM 3:49. FILE. RECEIVED." At the bottom right margin of each of the six (6) pages in Spanish there is a wet seal that reads as follows: "Please return signed and sealed."----------------------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 26TH, 2002.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

Caracas, 10 de Octubre de 2002

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 22 de Febrero de 2002 declaro:

Las condiciones, modalidades y demás para la Primera Serie de la emisión de Papeles Comerciales 2002-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Ocho Mil Millones de Bolivares con 00/100 (Bs. 8.000.000.000,00) o su equivalente en dólares americanos
Monto total de la Primera serie :	Dos Mil Millones de Bolivares (Bs. 2.000.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación Valores Vencred, S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 2.000.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 23 de octubre de 2002
Fecha de vencimiento:	Caracas, 21 de enero de 2003
Plazo:	90 días
Precio de la colocación:	A descuento

FAVOR DEVOLVER
FIRMADA Y SELLADA

MANPA

COMISION NACIONAL DE VALORES

02 OCT 15 PM 3:49

ARCHIVO RECIBIDO

Rendimiento:	El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)
Lugar de pago:	El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012245

Queda entendido que la colocación primaria de la serie cuyas caracteristicas se han descrito se realizará el 23 de octubre de 2002 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" Emanadas de la Comisión Nacional de Valores.

Plazo de oferta:	Quince (15) días continuos a partir del 23 de Octubre de 2000

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

FAVOR DEVOLVER FIRMADA Y SELLADA

MANPA

COMISION NACIONAL DE VALORES
02 OCT 15 PM 3:49
ARCHIVO
RECIBIDO

Caracas, 15 de Octubre de 2002.

Señores:
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Att.- José Luis Vital

Anexo a la presente sírvase encontrar un (01) original y tres (03) copias de la Certificación y Aviso de Prensa correspondiente a la Emisión 2002-I de Papeles Comerciales al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A.), para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores.*

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corp.

FAVOR DEVOLVER FIRMADA Y SELLADA

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2002-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 07 de agosto de 2.002 según Resolución No. 122-2002, por un monto de Bs. 8.000.000.000,00 o su equivalente en dólares de los Estados Unidos de América y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 27 de abril de 2.001 aprobó y facultó a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No. 884 celebrada el 22 de Febrero de 2.002.

El Vicepresidente Corporativo de Finanzas de MANPA, el 10 de octubre de 2.002, mediante atribuciones conferidas en reunión de Junta Directiva del 22 de Febrero de 2.002, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. 2.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs.2.000.000.000, oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal, en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

LUGAR Y FECHA DE EMISION: Caracas, 23 de octubre de 2002

FECHA DE VENCIMIENTO: 21 de Enero de 2003

PLAZO: 90 días

FORMA DE PAGO: Valor Nominal pagadero al vencimiento

Rendimiento
XX,XX %
Base 360 días

CALIFICACION DE RIESGO

CLASIFICADORES ASOCIADOS S&S, C. A. SOCIEDAD CALIFICADORA DE RIESGO	Categoría A; Sub-Categoría A3
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C. A.	Categoría A; Sub-Categoría A3

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

En caso de que se emita una serie de Papeles Comerciales en dólares de los Estados Unidos de América y se estableciere un control de cambios, el emisor cancelara a su vencimiento en dólares de los Estados Unidos de América siempre y cuando exista un mercado legal donde se puedan adquirir las divisas. En caso de no existir ese mercado el emisor cancelara en bolívares a la tasa de cambio oficial.

COLOCACION EN BASE A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED
CASA DE BOLSA, S.A.

FAVOR DEVOLVER FIRMADA Y SELLADA

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.67.21 al 23

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores al Agente de Colocación antes señalado.La colocación primaria de los títulos se iniciará el 23 de octubre de 2.002, con un plazo de 15 días continuos.

PUBLICIDAD AUTORIZADA POR LA COMISION NACIONAL DE VALORES

MANPA

02 OCT 15 PM 3:49
ARCHIVO
RECIBIDO

Caracas, 15 de Octubre de 2002.

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Att.- José Luis Vital.

Por medio de la presente le informo que para el día 30 de Octubre de 2002 se iniciará la Colocación de la Serie 1 de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C.A. (MANPA) S.A.C.A, Emisión 2002-I.

En este sentido, anexo encontrará un (1) original y tres (3) copias, para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores*, del Anuncio en Prensa que será publicado los días: Viernes 25-10-02 en el diario El Nacional y Domingo 27-10-02 en el diario El Universal.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corp.

FAVOR DEVOLVER FIRMADA Y SELLADA

MANUFACTURAS DE PAPEL, C.A (MANPA) S.A.C.A

MANPA

03 OCT 15 PM 3:49

Capital Autorizado:	Bs. 45.880.188.480,00
Capital Pagado:	Bs. 22.940.094.240,00
Capital Suscrito:	Bs. 22.940.094.240,00

ARCHIVO RECIBIDO

OFERTA PUBLICA
OBLIGACIONES QUIROGRAFARIAS AL PORTADOR
EMISION 2.002-I SERIE "I"

MONTO AUTORIZADO DE LA EMISION:	OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,00). Autorización otorgada por la Comisión Nacional de Valores bajo el N° 123-2002, de fecha 07 de agosto de 2002.
MONTO DE LA SERIE	CUATRO MIL MILLONES DE BOLIVARES (Bs. 4.000.000.000,00)
DIRIGIDA A:	Público en general.
INTERESES:	El Representante Común de los Obligacionistas se compromete a publicar dentro de los (2) días hábiles posteriores a la fecha de fijación, en un diario de alta circulación nacional, la nueva tasa de interés que devengarán las obligaciones en el mes inmediato siguiente, la cual una vez fijada, permanecerá invariable por el transcurso de dicho mes, a excepción del primer mes el cual se publicará un (1) día antes del inicio de la oferta.
RENDIMIENTO:	La Tasa de Interés que devengarán las obligaciones será la que resulte mayor de las siguientes alternativas: • El Ochenta por ciento (80%) del promedio aritmético de la Tasa de Interés Anual Activa Corporativa Preferencial fijada para clientes corporativos del Banco Provincial, S..A., Banco Universal, Venezolano de Crédito, S..A., Banco Universal y Banco de Venezuela, S..A., Banco Universal por conceptos de créditos comerciales. • El promedio aritmético de la Tasa de Interés Anual Pasiva Corporativa para depósitos a plazo fijo de treinta (30) días de clientes corporativos del Banco Provincial, S.A., Banco Universal, Venezolano de Crédito, S..A., Banco Universal y Banco de Venezuela, S..A., Banco Univeral, más el cuarenta por ciento (40 %) del diferencial que resulte entre dicha tasa y la Tasa de Interés Anual Activa Corporativa Preferencial, definida anteriormente.
PRECIO DE VENTA	100 % del valor nominal, más los intereses acumulados desde la fecha de inicio de la colocación primaria hasta el día inmediato anterior a la venta, ambos inclusive.
INICIO DE LA COLOCACION:	30 de octubre de 2002
PLAZO DE COLOCACION:	Noventa (90) días hábiles bancarios, contados a partir de la fecha de inicio de la oferta pública. A fin de dar cumplimiento en el Art. 19 de las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones", durante los cinco (05) días siguientes al inicio de la colocación, se le dará preferencia a los pequeños y medianos inversionistas, los cuales podrán adquirir individualmente dichos títulos hasta un máximo de DIEZ MILLONES DE BOLIVARES (Bs. 10.000.000,00).
TIPO DE COLOCACION	Colocación Directa "EN BASE A MAYORES ESFUERZOS"
AGENTES DE DISTRIBUCION	Se podrá utilizar los servicios de personas naturales y jurídicas autorizadas para realizar operaciones de corretaje de títulos valores.
REPRESENTANTE COMUN PROVISIONAL DE LOS OBLIGACIONISTAS	Venezolano de Crédito, S..A., Banco Universal
AGENTE DE PAGO	**Banco Provincial, S.A., Banco Universal** **Venezolano de Crédito, S.A., Banco Universal.**
MERCADO SECUNDARIO	La emisión de Obligaciones descritas en el Prospecto será inscrita en la Bolsa de Valores de Caracas, C.A. dentro de los sesenta (60) días siguientes a la fecha en que se haya conduido el proceso de colocación primaria de la última serie de esta emisión.
CALIFICACIONES DE RIESGO	**- CLASIFICADORES ASOCIADOS S & S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.** "La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A3." **- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.** "La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A3."
VENCIMIENTO	Dos (02) años contados a partir de la fecha de inicio de la oferta pública de cada serie.
REDENCION ORDINARIA	30 de octubre de 2004, las obligaciones serán redimidas en su totalidad a su valor nominal a la fecha de vencimiento.
REDENCIONES EXTRAORDINARIAS	Están definidas en el Punto 2.7.2. del presente prospecto.
AGENTES DE COLOCACION	VALORES VENCRED CASA DE BOLSA, S.A. **Av. Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste** Telfs: 806.67.21 al 23 BBVA Provincial Casa de Bolsa C.A. **Av. Vollmer con Av. Este O, Centro Financiero Provincial, Piso 14** Telfs: 504.59.11-504.62.05-504.63.01-504.58.47

DISTRIBUCION DE LA EMISION:
SERIE "1"

Cantidad de Títulos	Numeración Desde	Numeración Hasta	Valor Nominal del Título Bs.	Total Emisión Bs.
40	000.001	000.040	100.000,00	4.000.000,00
40	000.041	000.081	500.000,00	20.000.000,00
226	000.082	000.308	1.000.000,00	226.000.000,00
160	000.309	000.469	5.000.000,00	800.000.000,00
175	000.470	000.645	10.000.000,00	1.750.000.000,00
48	000.646	000.694	25.000.000,00	1.200.000.000,00
689				4.000.000.000,00

El prospecto de la emisión autorizada por la Comisión Nacional de Valores se encuentra a disposición de los interesados en las Oficinas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Para mayor información comunicarse por los Teléfonos 901-23-35 y 901-22-45.

PUBLICIDAD AUTORIZADA POR LA COMISIÓN NACIONAL DE VALORES

FAVOR DEVOLVER FIRMADA Y SELLADA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

PLACEMENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**., established in 1950, a trading company, domiciled in Caracas, originally registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, as of March 31, 1950 under No.379, Volume 1-B (File No.3.251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, represented in this act by JUAN ANTONIO LOVERA V., a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity Card No.5.534.882, proceeding in this act in his capacity as Corporate Finance Vice-President and dully authorized thereon as evidenced in meeting No.884 of the Board of Directors as of February 22, 2002 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **XXXX** that hereinafter will be referred to, and for the purposes of the present contract, as "**THE PLACEMENT AGENT**", have decided to enter into the present contract comprising the following Clauses:

<u>FIRST</u>: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 27th, 2001 approved issuing commercial papers amounting to up to EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00), which characteristics will be specified in

the issuance of each series that will be published in a newspaper of major national circulation. The present issuance was authorized and registered with the National Securities Registry as of XXX, under Resolution No.XXX.

SECOND:

The Board of Directors of **THE ISSUER** in meeting held on February 22, 2002 and using the powers vested upon him by the Shareholders' Meeting aforementioned and within the margins allowed thereby, decided to make issuance and public offer of Unsecured Bonds at bearer Issuance 2002-Series "I" and set forth the following characteristics for the aforementioned issuance of obligations:

Nature and amount of issuance: Unsecured Bonds at bearer amounting to **EIGHT THOUSAND MILLION (Bs.8,000,000,000.00).** Issuance will consist of two (2) series amounting to **FOUR THOUSAND MILLION (Bs.4,000,000,000.00)** each, which shall be issue in different opportunities. The par value of outstanding series shall in no case be higher than the global authorized amount.

Maturity: Two (2) years from the date of beginning the Public Offer of each series comprising issuance.

Name of Securities: The obligations representing each issuance will be represented by ONE THOUSAND THREE HUNDRED SEVENTY-EIGHT (1,378) securities, with the denominations detailed herein below:

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
80	100,000.oo	8,000,000.00
80	500,000.oo	40,000,000.00
452	1,000,000.oo	452,000,000.00
320	5,000,000.oo	1,600,000,000.00
350	10,000,000.oo	3,500,000,000.00
96	25,000,000.oo	2,400,000,000.00
1,378		**8,000,000,000.00**

Characteristic of Series: The present issuance of Unsecured Bonds at Bearer is divided into two (2) series of the same characteristics and grant their hodlers the same rights.

Each series has a maturity of two (2) years from the date of beggingn their Public Offer and are comprised by Seven Hundred Eighty-Nine (689) securities each, as detailed herein bellow:

Series 1

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
40	100,000.oo	4,000,000.00
40	500,000.oo	20,000,000.00
226	1,000,000.oo	226,000,000.00
160	5,000,000.oo	800,000,000.00
175	10,000,000.oo	1,750,000,000.00
48	25,000,000.oo	1,200,000,000.00
689		**4,000,000,000.00**

Series 2

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
40	100,000.oo	4,000,000.00
40	500,000.oo	20,000,000.00
226	1,000,000.oo	226,000,000.00
160	5,000,000.oo	800,000,000.00
175	10,000,000.oo	1,750,000,000.00
48	25,000,000.oo	1,200,000,000.00
689		**4,000,000,000.00**

Interests: The mechanism to set the interest rate to issue **THE ISSUER's** Unsecured Bonds at Bearer will be that resulting from the following possibilities:

a) The 80% of the arithmetical average of the corporate preferential annual lending interest rate applied to corporate clients of Banco Provincial, S.A. Banco Universal, Venezolano de Crédito, S.A. Banco Universal and Banco de Venezuela, S.A.C.A., for the concept of loans and/or promissory notes at terms of

thirty (30) days excluded from the agricultural sector in effect at the date of setting.

b) The arithmetical average of the corporate preferential annual borrowing interest rate for long-term deposits of thirty (30) days of corporate clients of Banco Provincial, S.A. Banco Universal, Venezolano de Crédito, S.A. Banco Universal and Banco de Venezuela, S.A.C.A., more than 40% of the differential resulting from such rate and the corporate preferential annual lending interest rate defined above.

Corporate clients will be those companies which annual sales are higher than Forty Thousand Million bolivars (Bs.40,000,000,000.00).

If while the obligations are outstanding some of the aforementioned bank institutions were not in capacity of setting the interest rate for a specific month, the Common Representative of Bondholders together with **THE ISSUER** will appoint the new financial institution, prior approval of the National Securities Commission.

Interests will be payable on a monthly basis, for month due and calculated based on a year of three hundred sixty (360) days per month of thirty (30) days. Payment date of interests will be the bank business day following the maturity each month.

In case of impossibility to determine the interest rate through the mechanisms described above, the Common Representative of Bondholders is bound to establish a new alternative to set such rate, prior approval by the National Securities Commission. The Common Representative of Bondholders is bound to publish in a newspaper of high national circulation, within the three (3) bank business days following the date of setting, the new interest rate that the obligations will earn in the next immediate month, which will be set and be invariable during such month, except for the first month when it will be published a day before the beginning of the offer.

Placement Price: The placement price of obligations to the public will comprise 100% of the par value plus the accrued interests from the date of beginning primary placement until the next prior date of sale, both including.

Placement System: THE ISSUER has appointed XXX, XXX, to act as **PLACEMENT AGENTS** of the present Public Offer of Unsecured Bonds at Bearer by a system of Bigger Efforts.

PLACEMENT AGENTS will try to place each of the series comprising issuance of the obligations subject to this contract, within a term of ninety (90) bank business days from the date of public offer of each series, represented by the date indicated in the corresponding advertisement published in a newspaper of major national circulation.

Redemption of obligations: Obligations will be fully redeemed by a sole payment, at its par value and in cash at maturity of each series of issuance, provided that it is a bank day in Caracas; otherwise, it will be the banking day immediately after. If on the date of payment of the main amount the holders of the corresponding securities will not attend, the amounts of the principal amount will be available for bondholders at the address of the holders of obligations. **THE ISSUER** reserves his right to partially or fully redeem the obligations that for a specific moment are outstanding from the date of maturity of the first semester (inclusive) of issuance of each series, by special redemptions, in the moments set forth by the Board of Directors, which will only be carried out at the end of each semester of the corresponding series of this issuance. Special ransoms shall be for an amount not lesser than or equal to ten percent (10%) of the total of issuance, which will be assigned proportionally to each group of securities.

In case of early ransom, **THE ISSUER** shall comply with the provisions set forth thereon under the STANDARDS RELATED TO DRAWING FOR REDEMPTION OF OBLIGATIONS and in these cases **THE ISSUER** will pay holders of such par value obligations the interest due and a premium on the par value according to the followings scale:

Special Ransoms	Premium Payable
1st. Semester	1.00%
2nd. Semester	0.75%
3rd. Semester	0.50%

THE ISSUER will publish in two (2) newspapers of high national circulation and in two different situations the amount of the early ransom, the proportional amount

corresponding to each class of securities of issuance indicating the date when obligations will have to be paid off. The notice shall be published within the fifteen (15) days prior carrying out drawing and with seven (7) days prior drawing. If payment is thus offered and holders of the relevant obligations do not attend to receive their value on the date set, the payment obligation of the interest earned will cease and **THE ISSUER** will be released, delivering the value of obligations, the amount of the premium and the interests earned up to the date when they should have gone to the office of the payment agent for payment.

<u>THIRD</u>: APPOINTMENT AND POWERS OF THE PLACEMENT AGENTS

THE ISSUER does hereby appoint **XXXX** to act as **PLACEMENT AGENTS,** who do hereby expressly accept to act as agent of the Issuance Series and for the amounts of these series, that by mutual agreement with **THE ISSUER** have agreed placement, based on the authorization indicated in the First Clause herein. **THE PLACEMENT AGENTS** will be in charge of: a) Trying based on bigger efforts placement of representative securities of Obligations of each Series and their amounts, which placement have mutually agreed to place with **THE ISSUER**, and b) Issuing the temporary receipts for placements made through intermediation, which may be swap upon request of the relevant investor for securities of the Series referred to.

THE PLACEMENT AGENTS shall provide the Payment Agent and Securities Custody Agent that will be indicated by **THE ISSUER**, a list indicating the name or legal name of investor and the securities referred to. C) Likewise, these agents will carry out any formality needed to efficiently place such securities.

<u>FOURTH</u>: INFORMATION PROVIDED BY THE ISSUER AND PAYMENT OF SECURITIES

THE ISSUER does hereby expressly declare that all the corporate, operating, financial, legal and any other information provided by the National Securities Commission in order to obtain the corresponding authorization for Issuance and Public Offer of Unsecured Bonds referred to herein or that provided to the general public in view of such issuance, has been exclusively and directly prepared by **THE ISSUER** and/or by the special advisors of this latter. Therefore, **THE PLACEMENT AGENTS** will not be responsible

before **THE ISSUER**, the National Securities Commission or the investors or any third party for the truthfulness, authenticity or sufficiency of the information. **THE ISSUER** and his special advisors will be the sole responsible before the National Securities Commission, **THE PLACEMENT AGENTS**, the investors and third parties for the truthfulness, authenticity or sufficiency of the information comprised in the prospectus, the guidelines and in any other document related to the Public Offer of Obligations, additional information, as well as for updating the information that shall be provided to the National Securities Commission.

Likewise, **THE PLACEMENT AGENTS** shall neither be responsible before the National Securities Commission, the investors and third parties for the solvency of **THE ISSUER** nor for the payment of securities upon their maturity.

FIFTH: FORMALITIES

The parties expressly agree that the authorization request to public offer of **THE ISSUANCE** will be prepared and dealt with by **THE ISSUER** before the National Securities Commission. Likewise, all the formalities and expenses corresponding to printing of prospectus, printing of securities, registering with the Stock Exchange, legal expenses and publicity related to placement of series will be the responsibility of **THE ISSUER**. The expenses incurred in by **THE PLACEMENT AGENTS** on account of **THE ISSUER** will require the prior written authorization of **THE ISSUER**. **THE ISSUER** is bound to, as organizer of **THE ISSUANCE**, to consider any other requests and to run the formalities required to obtain authorizations demanded in view of **THE ISSUANCE** and its placement.

SIXTH: PLACEMENT AGENTS

THE PLACEMENT AGENT will allocate the total amount of obligations in the proportion indicated herein below:

XXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXX

THE PLACEMENT AGENT is bound to make primary placement of the amounts allocated by using the system of BASE ON HIGHER EFFORTS defined in numeral 10, Article 1· of the STANDARDS RELATED TO PUBIC OFFER AND PRIMARY

PLACEMENT OF SECURITIES AND TO PUBLICITY OF ISSUANCES. Allocation will prevail for a term of fifteen (15) bank business days from the date of allocation and shall be renewed for equal periods.

SEVENTH:

Placement of each series of obligations will be carried out at one hundred percent (100%) of their par value plus the interests accrued from the date of beginning primary placements of the relevant series, represented by the date indicated on the corresponding notice published in a newspaper of major circulation until the next previous day to the sale, both including. When selling, **THE PLACEMENT AGENTS** will give their clients a receipt for the par value of the obligations placed plus the interests accrued from the date of beginning primary placement of each series until the day prior the selling date, both including. **THE PLACEMENT AGENTS** will daily deliver the funds collected for the sales together with a special form designed by these latter, in which the details of each operation carried out are detailed. **THE ISSUER** will give tem, in turn, the temporary certificates and a receipt related to each sales operation. **THE ISSUER** is bound to swap the temporary certificates for the final securities which value is equivalent to the amount evidenced in the corresponding temporary certificates within the sixty (60) days following maturity of the placement period of each series.

EIGHT: COMMISSIONS

XXX in its capacity as PLACEMENT AGENT of the Unsecured Bonds at Bearer referred to herein will receive as remuneration for services rendered as PLACEMENT AGENTS the xx percent (XX%) on the par value of the obligations it may have placed. **THE ISSUER** will pay such issuance within the five (5) bank business days following the date of receiving the funds from sales; such commissions will be subject to the corresponding income tax withholding. It is hereby expressly stated that the funds from the sales made by **THE PLACEMENT AGENTS** shall be deposited on account of the issuer prior communication thereof.

NINTH:

THE PLACEMENT AGENT shall keep a foliated journal book, sealed by the National Securities Commission chronologically indicating the date of operation, its value and the

nature of the acquiring party. **THE ISSUER** will have access to the journal book referred to under this clause. Likewise, **THE PLACEMENT AGENTS** are bound to send such information to the National Securities Commission within the first ten (10) days of each month, together with a detailed relation of the securities placement carried out during the previous calendar month.

TENTH:

In order to comply with Article 19 of the STANDARDS RELATED TO PUBIC OFFER AND PRIMARY PLACEMENT OF SECURITIES AND TO PUBLICITY OF ISSUANCES, THE PLACEMENT AGENTS are bound herein to give preference to acquisition of obligations referred to in this contract to small and medium investors. Thus, during the first five (5) business days following the beginning of placement of each series, the obligations shall only be placed between individuals and body corporate that individually acquire a maximum of ten million bolivars (Bs.10,000,000.00).

ELEVENTH: THE PLACEMENT AGENTS are bound herein to begin primary placement of series of issuance of obligations referred to in this contract, once **THE ISSUER** has complied with the publication requirements provided for in Article 7 of the STANDARDS RELATED TO PUBIC OFFER AND PRIMARY PLACEMENT OF SECURITIES AND TO PUBLICITY OF ISSUANCES.

TWELFTH:

THE PLACEMENT AGENTS are bound herein to comply with the provisions of the STANDARDS TO PREVENT, CONTROL AND SUPERVISE OPERATIONS RELATED TO CAPITAL LEGITIMIZING APPLICABLE TO THE VENEZUELAN CAPITAL MARKET, issued by the National Securities Commission and published in Official Gazette No.36.411 of March 11, 1998. In addition, **THE ISSUER** shall pay the valued added tax currently equivalent to 14.5%, calculated over the amount to be paid for the concept of commission to **PLACEMENT AGENTS**, pursuant to the provisions of the Decree establishing the Value Added Tax.

THIRTEENTH:

Any controversy arising from the present contract shall be definitely resolved by arbitration pursuant to the Arbitration Regulations of the Arbitration Center of the

Caracas Chamber of Commerce in effect at the date of controversy by one or more arbitrators appointed hereto in compliance with those Regulations. The findings of the arbitrators will be unappealable. Subpoenas or notices arising from any arbitration procedure carried out pursuant to the arbitration procedure herein stated shall comply with the Regulations of the Arbitration Center of the Caracas Chamber of Commerce.

Any notice that may be required or considered herein shall be in written and effective when received at the addresses indicated below.

THE ISSUER: Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE PLACEMENT AGENT. XXXXX.

Two (2) counterparts of one same tenor and for one sole purpose are made in Caracas, as of (blank) of Two Thousand Two (2002).

Translator's Note:

At the upper margin of five (5) out of the nine (9) folios written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 02 July 12 AM 4:01. FILE RECEIVED."--

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 26th, 2002.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

02 JUL 12 PM 4:01

RECIBIDO

CONTRATO DE COLOCACIÓN

Entre **Manufacturas del Papel, C.A. (MANPA) S.A.C.A.,** fundada en 1950, sociedad mercantil domiciliada en Caracas, inscrita originalmente por ante el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, en fecha 31 de marzo de 1950, bajo N° 379, Tomo 1-B (Expediente 3.251) y cuya última modificación a sus Estatutos Sociales, fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de julio de 1999, bajo Nº 35, Tomo 141-A Pro en lo adelante denominada **"EL EMISOR"**, representada en este acto por el Sr. Juan Antonio Lovera V., venezolano, mayor de edad, domiciliado en Caracas y titular de la Cédula de Identidad Nº V- 5.534.882, procediendo en su carácter de Vicepresidente Corporativo de Finanzas y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 884 del 22 de Febrero de 2.002, por una parte, y por la otra,

quienes en lo adelante y a los efectos de este contrato se denominarán **"LOS AGENTES DE COLOCACIÓN"**, se ha convenido en celebrar el contrato de colocación, contenido en las cláusulas siguientes:

PRIMERA: ACUERDO DE EMISIÓN: La Asamblea Extraordinaria de Accionistas de **"EL EMISOR"**, celebrada el 27 de Abril de 2.001 , aprobó una propuesta para la emisión Obligaciones Quirografarias hasta por un monto de **OCHO MIL MILLONES DE BOLÍVARES (Bs. 8.000.000.000,00)** y se confirieron a la Junta Directiva las más amplias facultades para determinar las condiciones de cada emisión que se pretenda realizar. La presente emisión fue autorizada e inscrita en el Registro Nacional de Valores el día XX de XXXXXX de XXXX, bajo la Resolución N° XXXXX.

SEGUNDA: La Junta Directiva de **"EL EMISOR"** en su reunión celebrada el 22 de Febrero de 2.002, en uso de las atribuciones conferidas por la Asamblea de Accionistas citada en la cláusula anterior y dentro de los márgenes permitidos por la misma, decidió efectuar la emisión y oferta pública de Obligaciones Quirografarias al Portador Emisión 2.002 - Serie "I" y procedió a establecer las siguientes características para la mencionada emisión de obligaciones:

Naturaleza y Monto de la Emisión: Obligaciones Quirografarias al Portador hasta por la cantidad de bolívares **OCHO MIL MILLONES (Bs. 8.000.000.000,00)**. La emisión estará conformada por dos (2) series por montos de bolívares **CUATRO MIL MILLONES (Bs. 4.000.000.000,oo)** cada una, las cuales podrán ser emitidas en oportunidades distintas. El monto nominal de las series en circulación no podrá ser mayor en ningún momento al monto global autorizado.

Vencimiento: Dos (2) años contados a partir de la fecha de inicio de Oferta Pública de cada una de las series que conforman la emisión.

Denominación de los Títulos: Las obligaciones representativas de cada emisión estarán representadas por MIL TRESCIENTOS SETENTA Y OCHO (1.378) títulos, con las denominaciones que se detallan a continuación:

Cantidad de Títulos	Valor Nominal del Título Bs.	Total Emisión Bs.
80	100.000,oo	8.000.000,oo
80	500.000,oo	40.000.000,oo
452	1.000.000,oo	452.000.000,oo
320	5.000.000,oo	1.600.000.000,oo
350	10.000.000,oo	3.500.000.000,oo
96	25.000.000,oo	2.400.000.000,oo
1.378		**8.000.000.000,oo**

Características de las Series: La presente emisión de Obligaciones Quirografarias al Portador está dividida en dos (2) series que tienen las mismas características y otorgan a sus tenedores los mismos derechos. Cada una de las series tiene un vencimiento de dos (2) años contados a partir de la fecha de inicio de la Oferta Pública de las mismas y están conformadas por **Seiscientos Ochenta y Nueve (689) títulos** cada una, tal y como se detalla a continuación:

Serie 1

Cantidad De Títulos	Valor Nominal del Título Bs.	Total Emisión Bs.
40	100.000,oo	4.000.000,oo
40	500.000,oo	20.000.000,oo
226	1.000.000,oo	226.000.000,oo
160	5.000.000,oo	800.000.000,oo
175	10.000.000,oo	1.750.000.000,oo
48	25.000.000,oo	1.200.000.000,oo
689		**4.000.000.000,oo**

Serie 2

Cantidad De Títulos	Valor Nominal del Título Bs.	Total Emisión Bs.
40	100.000,oo	4.000.000,oo
40	500.000,oo	20.000.000,oo
226	1.000.000,oo	226.000.000,oo
160	5.000.000,oo	800.000.000,oo
175	10.000.000,oo	1.750.000.000,oo
48	25.000.000,oo	1.200.000.000,oo
689		**4.000.000.000,oo**

Intereses: El mecanismo de fijación de la tasa de interés para la emisión de Obligaciones Quirografarias al Portador de "**EL EMISOR**" será el que resulte mayor de las siguientes alternativas:

a) El 80% del promedio aritmético de la tasa de interés anual activa corporativa preferencial aplicada a clientes corporativos del Banco Provincial, S.A. Banco Universal, Venezolano de Crédito, S.A Banco Universal, y Banco de Venezuela S.A.C.A., por concepto de contratos de préstamo y/o pagarés a plazos de treinta (30) días excluidas las del sector agrícola vigentes para la fecha de fijación.

b) El promedio aritmético de la tasa de interés anual pasiva corporativa, para depósito a plazo fijo de treinta (30) días de clientes corporativos del Banco Provincial, S.A. Banco Universal, Venezolano de Crédito, S.A. Banco Universal y Banco de Venezuela S.A.C.A., más el 40% del diferencial que resulte entre dicha tasa y la tasa de interés anual activa corporativa preferencial, definida anteriormente.

Se entenderá por clientes corporativos, a aquellas empresas cuyas ventas anuales sean superiores a Cuarenta Mil Millones de Bolívares (Bs. 40.000.000.000,oo).

Si mientras estuvieren en circulación las obligaciones algunas de las instituciones bancarias antes mencionadas no estuviere en capacidad de realizar la fijación de la tasa de interés en un determinado mes, el Representante Común de los Obligacionistas conjuntamente con "**EL EMISOR**" designará la nueva institución financiera, previa aprobación de la Comisión Nacional de Valores.

Los Intereses serán pagaderos mensualmente, por mes vencido y se calcularán en base a un año de trescientos sesenta días (360) por meses de treinta (30) días. La fecha de pago de los intereses será el día hábil bancario siguiente al vencimiento de cada mes.

En caso de imposibilidad de determinación de la tasa de interés a través de los mecanismos descritos, el Representante Común de los Obligacionistas se compromete a definir una nueva alternativa para el establecimiento de la misma, previa aprobación de la Comisión Nacional de Valores. El Representante Común de los Obligacionistas se compromete a publicar dentro de los tres (3) días hábiles bancarios

posteriores a la fecha de fijación, en un diario de alta circulación nacional, la nueva tasa de interés que devengarán las obligaciones en el mes inmediatamente siguiente, la cual una vez fijada, permanecerá invariable por el transcurso de dicho mes, a excepción del primer mes el cual se publicará un día antes del inicio de la oferta.

Precio de Colocación: El precio de colocación al público de las obligaciones estará integrado por el 100% del valor nominal, más los intereses acumulados desde la fecha de inicio de la colocación primaria hasta el día inmediato anterior a la venta, ambos inclusive.

Sistema de Colocación: "EL EMISOR" ha designado a **XXXXXXA., XXXXXX**., para que actúen como "**AGENTES DE COLOCACIÓN**" de la presente Oferta Pública de Obligaciones Quirografarias al Portador mediante el sistema "Mayores Esfuerzos".

"LOS AGENTES DE COLOCACION", procurarán la colocación de cada una de las series que conforman la emisión de obligaciones objeto del presente contrato, dentro del plazo de noventa (90) días hábiles bancarios, a partir de la fecha de inicio de la oferta pública de cada serie, representada por la fecha indicada en el aviso correspondiente publicado en un diario de alta circulación nacional.

Redención de las obligaciones: Las obligaciones serán redimidas en su totalidad mediante un pago único, a su valor nominal y en dinero efectivo al vencimiento de cada una de las series de la emisión, siempre y cuando sea un día de actividad bancaria en Caracas, de lo contrario será el día hábil bancario inmediatamente posterior. Si llegada la fecha para el pago del monto principal, no concurrieren los tenedores de los correspondientes títulos, los montos del principal estarán a la disposición de los obligacionistas en la dirección del agente de pago. Dichos montos no generarán ningún tipo de interés, o rendimiento a favor de los tenedores de las obligaciones. **"EL EMISOR"** se reserva el derecho de redimir parcial o totalmente, las obligaciones que para un determinado momento se encuentren en circulación, a partir del vencimiento del primer semestre (inclusive) de la emisión de cada serie, mediante redenciones extraordinarias, en las oportunidades que fije la Junta Directiva, las cuales solo se efectuarán al final de cada semestre de las respectivas series de esta emisión. Los rescates extraordinarios deberán ser por un monto no menor o igual al diez por ciento (10%) del total de la emisión, la cual se imputará en forma proporcional a cada grupo de títulos.

En caso de rescate anticipado, **"EL EMISOR"** deberá cumplir con lo que se establece al respecto en las "NORMAS RELATIVAS AL SISTEMA DE SORTEOS PAR LA REDENCIÓN DE OBLIGACIONES" y en estos casos, el **"EL EMISOR"** pagará a los tenedores de las obligaciones el valor nominal de las mismas, los intereses vencidos y una prima sobre el valor nominal de acuerdo a la siguiente escala:

Rescates Extraordinarios	Prima a Pagar
1er. Semestre	1.00%
2do. Semestre	0.75%
3er. Semestre	0.50%

"**EL EMISOR**" publicará en dos (2) diarios de alta circulación nacional y en dos ocasiones diferentes el monto del rescate anticipado, la cantidad proporcional que corresponda a cada clase de títulos de la emisión indicándose la fecha en que habrán de cancelarse las obligaciones. El aviso deberá publicarse dentro de los quince (15) días anteriores a la celebración del sorteo y con una anticipación de siete (7) días a la realización del mismo. Si ofrecido el pago de esta forma no concurrieren los tenedores de las respectivas obligaciones, a recibir su valor en la fecha fijada, cesará desde entonces la obligación de pago de intereses sobre ella y "**EL EMISOR**" se librará, entregando el valor de las obligaciones, el monto de la prima y los intereses devengados hasta la fecha en que debieron presentarse para su cancelación en las oficinas del agente de pago.

TERCERA: DESIGNACIÓN Y ATRIBUCIONES DE LOS "AGENTES DE COLOCACIÓN": "EL EMISOR" designa a xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx como "**LOS AGENTES DE COLOCACIÓN**" quienes así lo aceptan expresamente, para que actúen como colocadores de las Series de la Emisión, y por los montos de éstas, que de mutuo acuerdo con "**EL EMISOR**", hayan convenido colocar con base a la autorización señalada en la Cláusula Primera de este documento. "**LOS AGENTES DE COLOCACIÓN**" estarán encargados de: a) Procurar en Base a Mayores Esfuerzos, la colocación de los títulos representativos de las Obligaciones de cada una de las Series y montos de éstas cuya colocación hayan convenido colocar de mutuo acuerdo con "**EL EMISOR**", y b) Emitir los recibos provisionales por las colocaciones que se efectúen a través de su intermediación, los cuales podrán ser canjeados a solicitud del respectivo inversionista por títulos de la Serie de que se trate. "**LOS AGENTES DE COLOCACIÓN**" deberán entregar al Agente de Pago y Custodio de los títulos, que le será señalado por "**EL EMISOR**", una lista que indique el nombre o denominación del inversionista y los títulos de que se trate. c) Igualmente efectuará cualquier trámite que se necesitare para la eficiente colocación de dichos títulos.

CUARTA: INFORMACIÓN SUMINISTRADA POR "EL EMISOR" Y PAGO DE LOS TÍTULOS: "EL EMISOR" declara expresamente que toda la información corporativa, operativa, financiera, legal y cualquier otra información suministrada a la Comisión Nacional de Valores a los fines de obtener la respectiva autorización para la Emisión y Oferta Pública de Obligaciones Quirografarias a que se refiere este contrato o la proporcionada al público en general con motivo de dicha emisión, ha sido elaborada

exclusiva y directamente por "**EL EMISOR**" y/o por los asesores especiales de este último. Por lo cual "**LOS AGENTES DE COLOCACIÓN**" no serán responsables frente a "**EL EMISOR**", la Comisión Nacional de Valores, ni frente a los inversionistas o tercero alguno, por la veracidad, autenticidad o suficiencia de la información. "**EL EMISOR**" y sus asesores especiales serán los únicos responsables frente a la Comisión Nacional de Valores, "**LOS AGENTES DE COLOCACIÓN**", los inversionistas y terceros; por la veracidad, autenticidad y suficiencia de la información contenida en el prospecto, en los instructivos y en cualesquiera otros documentos relativos a la Oferta Pública de Obligaciones, información adicional, así como por la actualización de la información que deba suministrarse a la Comisión Nacional de Valores.

Asimismo, "**LOS AGENTES DE COLOCACIÓN**", no serán responsables frente a la Comisión Nacional de Valores, los inversionistas y terceros por la solvencia de "**EL EMISOR**" ni por el pago de los títulos al vencimiento de los mismos.

QUINTA: TRÁMITE: Las partes convienen expresamente que la solicitud de autorización ante la Comisión Nacional de Valores para hacer la oferta pública de "**LA EMISIÓN**" será tramitada y elaborada por "**EL EMISOR**". Asimismo, todos los trámites y gastos correspondientes a la impresión de los prospectos, impresión de los títulos, inscripción en la Bolsa de Valores, gastos legales y publicidad relativa a la colocación de las series, estarán a cargo de "**EL EMISOR**". Los gastos en que incurran "**LOS AGENTES DE COLOCACIÓN**" por cuenta de "**EL EMISOR**" requerirán la previa autorización por escrito de "**EL EMISOR**". "**EL EMISOR**" se obliga, como estructurador de "**LA EMISIÓN**", a llevar a cabo ante la Comisión Nacional de Valores cualesquiera otras solicitudes y trámites requeridos para la obtención de las autorizaciones a que haya lugar con motivo de "**LA EMISIÓN**" y su colocación.

SEXTA: "LOS AGENTES DE COLOCACION" se distribuirán el monto total de las obligaciones en la proporción que seguidamente se señala:

XXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXX

"**LOS AGENTES DE COLOCACION**", se obligarán a efectuar la colocación primaria de los montos asignados mediante el sistema de colocación "EN BASE A LOS MAYORES ESFUERZOS" definido en el numeral 10 del artículo 1 de las "NORMAS RELATIVAS A LA OFERTA PÚBLICA Y COLOCACIÓN PRIMARIA DE TÍTULOS VALORES Y A LA PUBLICIDAD DE LAS EMISIONES". La asignación se

mantendrá vigente por un plazo de quince (15) días hábiles bancarios contados a partir de la fecha de la asignación, los cuales podrán ser renovados por periodos iguales.

SEPTIMA: La colocación de cada una de las series de obligaciones será efectuada al cien por ciento (100%) de su valor nominal más los intereses acumulados, contados a partir de la fecha de inicio de la colocación primaria de la respectiva serie, representada por la fecha indicada en el aviso correspondiente publicado en un diario de alta circulación nacional, hasta el día inmediato anterior a la venta antes inclusive. Al efectuar la venta, **"LOS AGENTES DE COLOCACIÓN"** entregarán a sus clientes un recibo por el valor nominal de las obligaciones colocadas, más lo intereses acumulados desde la fecha de inicio de la colocación primaria de cada una de las series hasta el día anterior a la fecha de la venta, ambas inclusive. **"LOS AGENTES DE COLOCACIÓN"** entregarán diariamente a **"EL EMISOR"** los fondos recaudados por las ventas efectuadas conjuntamente con un formulario especial diseñado por este, en el cual se relacionan los detalles de cada operación realizada. **"EL EMISOR"** le entregará a su vez los certificados provisionales y un recibo relativo a cada operación de venta. **"EL EMISOR"** queda obligado a canjear los certificados provisionales por los títulos definitivos cuyo valor equivale a la cantidad que conste en los respectivos certificados provisionales dentro de los sesenta (60) días siguientes al vencimiento del periodo de colocación de cada una de las series.

OCTAVA: REGIMEN DE COMISIONES. XXXXXXXXXX XXXXX XXXXXXXXXXX en su carácter de "AGENTES DE COLOCACIÓN", de las Obligaciones Quirografarias al Portador, referidas en el presente contrato percibirá como remuneración por los servicios prestados como **"AGENTES DE COLOCACIÓN"** el XX por ciento (XXX%) sobre el valor nominal de las obligaciones que hubiere colocado. Dicha comisión será pagada por **"EL EMISOR"** dentro de los cinco (5) días hábiles bancarios siguientes a la fecha de haber recibido los fondos producto de las ventas, dicha comisión estará sujeta a la retención del impuesto sobre la renta correspondiente. Queda expresamente establecido que los fondos provenientes de las ventas, realizadas por **"LOS AGENTES DE COLOCACIÓN"** deberán ser depositados en la cuenta que el emisor con anticipación haya comunicado.

NOVENA: "LOS AGENTES DE COLOCACIÓN" deberán llevar un libro de diario foliado y sellado por la Comisión Nacional de Valores donde se indicará en forma cronológica la fecha de la operación, el valor de la misma y la naturaleza del adquiriente. **"EL EMISOR"** tendrá acceso al libro a que se refiere esta cláusula. Asimismo los **"AGENTES DE COLOCACIÓN"** se comprometen a enviar dicha información a la Comisión Nacional de Valores dentro de los diez (10) primeros días de cada mes, con la relación detallada de la colocación de los títulos efectuada en el mes calendario precedente.

DECIMA: A fines de dar cumplimiento al Artículo 19 de las "NORMAS RELATIVAS A LA OFERTA PÚBLICA Y COLOCACIÓN PRIMARIA DE TÍTULOS DE VALORES Y A LA PUBLICIDAD DE LAS EMISIONES", **"LOS AGENTES DE COLOCACIÓN"** se obligan a dar preferencia para la adquisición de obligaciones a las que se refiere este contrato a pequeños y medianos inversionistas, en tal sentido, durante los primeros cinco (5) días hábiles siguientes al inicio de la colocación de cada una de las series, las obligaciones solo deberán ser colocadas entre persona naturales y jurídicas que individualmente adquieran un máximo de diez millones de bolívares (Bs.10.000.000,oo).

DECIMA PRIMERA: "LOS AGENTES DE COLOCACION" se obligan a iniciar la colocación primaria, de las series de la emisión de obligaciones a que se refiere este contrato, una vez que **"EL EMISOR"** haya dado cumplimiento a los requisitos de publicación contemplado en el Artículo 7 de las "NORMAS RELATIVAS A LA OFERTA PÚBLICA Y COLOCACIÓN PRIMARIA DE TÍTULOS DE VALORES Y A LA PUBLICIDAD DE LAS EMISIONES" .

DECIMA SEGUNDA: "LOS AGENTES DE COLOCACION" se obligan a cumplir con lo establecido en "LAS NORMAS SOBRE LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 del 11 de marzo de 1998. Adicionalmente, **"EL EMISOR"** deberá pagar el impuesto al valor agregado actualmente equivalente al 14,5%, calculado sobre el monto a cancelar por concepto de comisión a **"LOS AGENTES DE COLOCACIÓN"**, de conformidad con lo establecido en el Decreto que establece el Impuesto al Valor Agregado.

"EL EMISOR" se obliga, igualmente, a solicitar la inscripción de los títulos correspondientes a cada serie en la Bolsa de Valores de Caracas, C.A., dentro de los sesenta (60) días siguientes a la fecha en que concluya el plazo de colocación de cada serie.

DÉCIMA TERCERA: Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento, siendo inapelable el laudo arbitral que dicho ente produzca. Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma señalada en el Reglamento del Centro de Arbitraje de

la Cámara de Comercio de Caracas.

Todas las notificaciones requeridas y contempladas en este contrato, deben ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR: Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

LOS AGENTES DE COLOCACIÓN:

XXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXX

Se hacen dos (2) ejemplares de un mismo tenor y a un solo efecto en Caracas, a los ----------- (------) días del mes de XXXXXXX de dos mil dos (2.002).

INTERPRETE PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Logotype of MANPA]

PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

03 FEB -6 AM 7:21

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:

EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00) OR ITS EQUIVALENT IN US DOLLARS (US$)

ISSUANCE 2002-I

The Present issuance of Commercial Papers was approved in General Shareholders' Meeting held on April 27, 2001 registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of June 15, 2001 No.42, Volume 108-A-Pro, and approved by the Board of Directors as per Minute No.884 as of February 22, 2002.

CERTIFICATION BY THE NATIONAL SECURITIES COMMISSION

"THE NATIONAL SECURITIES COMMISSION DOES HEREBY CERTIFY THAT IT HAS COMPLIED WITH ALL THE STANDARDS RELATED TO ISSUANCE, PUBLIC

OFFER AND NEGOTIATION OF COMMERCIAL PAPERS IN REGARD TO THE AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. IT DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."

The authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No.122-2002 as of August 7, 2002 and will be in effect for one (1) calendar year from the day following the date of issuance of the first series. --

1. BASIC INFORMATION ABOUT ISSUANCE

1.1. Type of Document:

Commercial papers at bearer.

1.2. Maximum Amount Authorized:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization of EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.oo) or its equivalent in US dollars (US$) are in effect. The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving notification of the authorization granted by the National Securities Commission.

1.3. Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and/or US dollars, any of which can be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.oo) or its equivalent in US dollars (US$). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

In the cases of the series issue in US dollars, the equivalent amount in bolivars at the referential exchange rate published by Banco Central de Venezuela, corresponding to

the bank business day prior the date of publishing the notice of the relevant series in a newspaper, will be calculated.

In the case of issuing a series of Commercial Papers in US dollars and an exchange control is established, the issuer will pay at maturity in US dollars provided that there is a legal market to acquire foreign exchange. In case this market does not exist, the issuer will pay in bolivars at the official exchange rate.

1.4. Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor more than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

1.5. Extension:

The maturity period shall not be anticipated and shall be extended according to the conditions established at the moment of issuance or to the agreement of the two third (2/3) parties of the holders of instruments, gathered in a meeting convened therefore. In any case, the maturity of securities shall be after the date of expiration of the authorization granted by the National Securities Commission, pursuant to Article No.2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers.

1.6. Price to the Public and Placement:

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

Placement of each series of the present issuance shall be made under any of the following placement systems: "Placement based on Bigger Efforts", "A Firm Placement" or "Guaranteed", as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

1.7. Yielding:

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and in the relevant newspaper notices.

1.8. Securities:

Each series to be issued, based on this authorization, will comprise one Sole Bond amounting to the series effectively placed, which shall remain in custody by Venezolano de Crédito, S.A. Banco Universal that will issue Negotiable Custody Certificates equal to the number of investors each series own.

1.9. Payment of Securities:

The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.10. Secondary market:

Within the twenty (20) days following the date when the primary placement process of each series has concluded, the registration of the Sole Bond or Bonds part of such series can be requested to Bolsa de Valores de Caracas, C.A.

1.11. Use of Funds:

Funds from placing the present issuance of Commercial Papers will be destined to cover the needs of the Working Capital understood as the difference between the Accounts receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

1.12. Risk Qualifiers:

In compliance with the provisions of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- CLASIFICADORES ASOCIADOS S&S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

The Qualifying Board grants the present issuance the category A, sub-category A3.

REPUBLICA DE VENEZUELA 5 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

The Qualifying Board grants the present issuance the category A, sub-category A2. These reports do neither entail a suggestion to purchase, sell or maintain qualified securities nor a guarantee to pay the security. These reports are some appraisals of the probability that the capital of it and its yielding are paid in due time.

1.13. Common Representative of Holders of Commercial Papers:

The General Shareholders' Meeting in April 27, 2001 agreed to appoint Banco Venezolano de Crédito, S.A.C.A. as Common Representative of the Holders of Commercial Papers, such appointment was approved by the National Securities Commission as of August 7, 2002 under No.122-2002.

2. INFORMATION ABOUT THE ISSUING ENTITY

2.1. Name, Domicile and Duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

2.2. Registry Data:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro.

2.3. Address of Manufacturas de papel, C.A. (MANPA) S.A.C.A.:

Caracas Office:

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

Plants:

I.E.E. Mill Division, Sack Conversion Division and F.C.R.R. Division:

Avenida Aragua, Maracay, Aragua State.

Phones: (0243) 240 10 90 – 240 11 15 – 240 11 16

Fax: (0243) 240 10 33

Hygienic Paper Mill Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 240 58 56

School and Office Product Conversion Division:

Zona Industrial II, Av. Juan Ernesto Branger, parcela No.94, Valencia, Carabobo State.

Phones: (0243) 240 10 01 – 240 10 90

Fax: (0243) 234 58 56 – 240 10 33

2.4. Purpose:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its by-laws, is a company by Shares which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not

be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, to dispose of or encumber.

2.5. Establishment and Historical Evolution:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This will be achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan State decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

INTERPRETE PUBLICO

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that lately will be called CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line AlpesForm, and by the end of this same year because of the commercial opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial objective.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

By authorization of the National Securities Commission, granted by Resolution No.209-92 as of May 6, 1992 it becomes an Authorized Capital Company, amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience

and an electric generation capacity of 12 thousand megabytes at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A. by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America, which produces a sales projection near US$20,000,000 for the next three years.

For September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as 16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding.

With the contribution of property, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

The strategy of Manufacturas de Papel C.A. (MANPA) S.A.C.A. for the year 2002 is based on the following business elements:

- Absolute concentration in the main business, that is paper manufacturing and commercialization.
- Modernization of converting equipment at the Hygienic Paper Division, both in Venezuela and Trinidad.
- Partial modernization of the transportation fleet.

2.6. COMPANY MARKET POSITION:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages"

and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A. and in the two last items its sole competitor is Venepal:

	Year 2000	Year 2001
TISSUE	42.30%	38.30%
BOXES – PACKAGES	43.20%	51.80%
PRINTING – WRITING	33.13%	47.30%

SOURCE: Datos Information Resource and Own Calculations.

2.7. Capital stock:

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company to Seven Thousand Six Hundred Forty-Six Million and Six Hundred Ninety-Eight Thousand Eighty bolivars (Bs.7,646,698,080.oo) to the amount of Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars (Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts "Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par value". The National Securities Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with

charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No.367-96 adopted by the National Securities Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested to the Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No.134-97 as of May 14, 1997 of the National Securities Commission.

After two years from 1997, the Company lost its condition of S.A.C.A.. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

2.8. Capital Stock Evolution:

Below the capital stock evolution is shown:

			Registry Data			
Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1950	0	3,500,000	Initial contribution	3/31/50	379	1-B
1959	3,500,000	7,000,000	Capitalization of anticipated profits	2/27/59	50	6-B
Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1959	18,000,000	25,000,000	Capital contribution	9/15/59	33	31-A
1963	10,000,000	35,000,000	Capitalization of anticipated profits	4/14/61	83	5-A
1965	10,000,000	45,000,000	Capitalization of anticipated profits	9/23/65	23	43-A
1974	30,000,000	75,000,000	Capitalization of anticipated profits	9/29/70	54	104-A
1976	25,000,000	100,000,000	Capitalization of anticipated profits	12/10/76	112	102-A
1981	40,000,000	140,000,000	Capitalization of	4/17/78	18	57-A

			anticipated profits			
1984	35,000,000	175,000,000	Capitalization of anticipated profits	5/15/81	145	42-A
1985	75,000,000	250,000,000	Capitalization of anticipated profits	6/10/83	121	58-A
1987	125,000,000	375,000,000	Capitalization of anticipated profits	6/3/83	28	114-A
1988	125,000,000	500,000,000	Capitalization of anticipated profits	9/18/87	56	76-A
1989	100,000,000	600,000,000	Capitalization of anticipated profits	1/9/90	32	23-A
1991	400,000,000	1,000,000,000	Capitalization of anticipated profits	2/1/91	69	43-A
1992	700,000,000	1,700,000,000	Capitalization of anticipated profits	5/4/92	31	52-A
1992	743,750,000	2,443,750,000	Capitalization of anticipated profits	8/10/92	5	33-A-Pro
1992	964,548,000	3,408,298,000	Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire oneshare of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay	2/8/93	33	43-A-Pro
1993	30,000,000	3,438,298,000	Capital increase subscribed and paid-in by Vencred, S.A.	7/28/93	47	43-A-Pro
1994	37,416,700	3,475,714,700	Capital increase subscribed and paid-in by Corporación Andina de Fomento	3/17/94	15	65-A-Pro
1994	6,203,400	3,481,918,100	Capital increase subscribed and paid-in by Frederik Holdings Inc.	5/17/94	21	59-A-Pro
1994	1,743,559,100	5,230,677,200	Capitalization of anticipated profits	8/22/94	15	56-A-Pro
1994	0	5,230,677,200	Change of par value of shares from Bs.100 to Bs.10 per share	10/18/94	57	117-A-Pro
1995	213,250,000	5,461,927,200	Public offer of shares as per Resolution of the National Securities Commission	4/7/95	27	98-A-Pro
1995	2,184,770,880	7,646,698,080	Issuance of 218,477,088 new common shares, registered, with a par value of Bs.10 per	8/29/95	60	269-A-Pro

1996	3,823,349,040	11,470,047,120	share Premium paid in excess of the par value of Bs.100,970,660	5/21/96	10	125-A-Pro
Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1996	11,470,047,120	22,940,094,240	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share	12/27/96	15	361-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

2.9. Main Shareholders.

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Shareholders	Participation
Natscumco	19.23%
Claridge, LTD	15.25%
C.V.V. Caja Venezolana de Valores (*)	7.52%
Milanasa, Corp.	7.38%
Three-D International Marketing, Inc	6.75%
Inversiones 85735, LTD	6.31%
Brown Brothers Harriman & Co.	6.10%
Fundación Carlos Delfino	4.38%
Others (**)	27.08%
TOTAL	100.00%

(*) C.V.V. is not a shareholder; the percentage that owns represents the totality of shareholders' sub-accounts.

(**) Individually own less than 2%.

2.10. Directors and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Acting Members who last two

(2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 18, 2002.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Director of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Second Vice-President of Corporación Industrial de Energía, C.A.; Director of Cementos Táchira, C.A.; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira; Former President of Asociación Venezolana de Productores de Cementos.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD in Industrial Engineering; Executive President and Industrial Corporate Director of Energía C.A.; Director of C.A. Fábrica Nacional de Cementos and Cementos Táchira, C.A.

CARLOS H. PAPARONI – Second Vice-President of the Board of Directors

Lawyer; Director of Inmuebles y Valores 231107, S.A.; Director of Corporación Industrial de Energía, C.A.

JUAN CARLOS CARPIO DELFINO – Main Director

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria Mandioca, C.A. Director of Corporación Industrial de Energia, C.A.

ALICIA PAPARONI M. – Main Director

Pediatrician, Director of Corporación Industrial de Energia, C.A.

NELSON ISAMIT – Main Director

Industrial Engineer, Plant Manager of Autopartes Nacionales (Autoparna), Director of Corporación Industrial de Energía, C.A.

ELENA DELFINO P. – Main Director

Lawyer, Former Director of Aserradero Venwood C.A., Acting Director of Corporación Industrial de Energia C.A., Former Director of Corporación Forestal Imataca, C.A.

ALFREDO GÓMEZ RUIZ – Main Director

Bachelor of Finance; Ex -President of Banco de Inversión Bancaracas; Former Director of Banco Caracas; Former Advisor of Arrendadora Bancaracas; Former Director of Banco Mercantil, C.A., S.A.C.A.; Former Director of Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.; Former Director of Sociedad Financiera Mercantil, C.A.; Former Director of Bancaracas Mercado de Capitales; Former Director of Inversora Cibanca; Former Director of the Chamber of Compensations of Options and Futures of Venezuela (CACOFV); Acting Director of Corporación Industrial de Energia, C.A.; Director of BBO Servicios Financieros; Director of BBO Casa de Bolsa; Executive Member of Fondo de Valores Inmobiliario.

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer; President of the Tax Committee of Venancham; President of Embotelladora de Refrescos Emboca, C.A.; President of Crowley Logistics de Venezuela, C.A.; President of HSAC Logistics, C.A.; President of Fundación Banco Mercantil; Main Director of Banco Mercantil, C.A., S.A.C.A.; Main Director of Servicios Financieros Mecantil, C.A., S.A.C.A.; Main Director of Centro Comercial Judibana; Main Director of C. Hellmund & Cía, S.A.; Main Director of Tapas Corona, S.A.; Main Director of ARS-DMB&B Publicidad; Main Director of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Main Director of Telcel Celular, C.A. and Corporación Industrial de Energía, C.A., S.A.C.A.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, and former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay; Former Director of Corporación Industrial de Energía, C.A.; Manager Director of Proyectos y Realización de Empresas, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas; Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energia, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Former President and member of the board of drectors of Sociedad de Ganaderos de Portuguesa; Former Director of the Sociedad de

Ganaderos de Venezuela; Representative of the Centro de Estudios Los Caminos; Director of Arrocera Piedras Blancas, C.A.

Acting Directors:

ALEJANDRO DELFINO T – Acting Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.; Director of Turboven Company Inc.; Former Director of Cámara de Industriales de Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ALBERTO DELFINO T – Acting Director

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

FERNANDO PAPARONI – Acting Director

Architect; Former Vice-President of Adriática de Seguros, C.A.; General Manager Director of Constructora Tramontana, C.A.; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Former General Manager of C.A. Fábrica de Papel de Maracay; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director

Lawyer; Former Director of C.A. Fábrica Nacional de Cementos; Former Acting Director of C.A. Cementos Táchira; Director of Turbogeneradores Venezuela, C.A.; Acting Director of Turbogeneradores Maracay, C.A.; Former President of Asociación Venezolana de Productores de Cemento (AVPC); Former Director of Corporación Industrial de Energía, C.A.; Director of Turboven Company Inc.,; Director of industrial and financial companies.

RICARDO VEGAS RODRÍGUEZ – Acting Director

Bachelor of Social Communication; Director of Inmuebles y Valores 231107, S.A.; Acting Director of Corporación Industrial de Energía, C.A.

RICARDO DELFINO M – Acting Director

Bachelor of Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A.

MIGUEL ENRIQUE CARPIO DELFINO – Acting Director

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Irbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A.; Professor of Universidad Simón Bolívar.

CARLOS SOTO RIVERA – Acting Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A.; First Vice-Presidnet of Corporaicón Industrial de Energía C.A.

FERNANDO MICALE – Acting Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Advisor of Thesis at Universidad Simón Bolívar.

ARMANDO MARTÍNEZ M – Acting Director

Civil Engineer; Master in Industrial Engineering; General Manager of Soltuca.

GUILLERMO SALAS DELFINO – Acting Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.)

Executive Personnel:

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Director of Corporación Industrial de Energía C.A.; Director of Turboven Company Inc.; Former Director of the Industrial Chamber of Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of this institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Counselor of the Caracas Stock Exchange.

EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council; Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER – Vice-President of the Hygienic Division

Bachelor of Business Administration; Ex-President of the Chamber of Industry of Aragua State; Ex-Vice-President of the National Council of Industry (CONINDUSTRIA); Ex-President and currently Director of the Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

2.11. Statutory Auditors:

Main Statutory Auditors:

JACOBO COHEN	"C. Adm" (sic.) No.12.915
ISABEL QUINTERO	Certified Public Accountant (CPC) No.15.197

Acting Statutory Auditors:

JACQUELINE SUBERO	"C. Adm" (sic.) No.11.437
CLAUDIA VALENCIA	Certified Public Accountant (CPC) No.35.909

2.12. External Auditors:

DELOITTE & TOUCHE

2.13. SUBSIDIARY COMPANIES AND AFFILIATES

Company name:	VENCARIBBEAN PAPER PRODCUTS, LTD.
Date of incorporation:	June 4, 1996
Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$50,000.oo
Activity:	Conversion and commercialization of hygienic paper.
Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida
Capital subscribed and paid-in:	US$5,000.oo
Activity:	Collecting and processing secondary fiber..
Company name:	JC PAPELERAS
Date of incorporation:	February 14, 1995
Date of acquisition:	January 23, 1997
Location:	The main office is in Caracas, Federal District
Capital subscribed:	Bs.2,137,500,000.oo
Capital paid-in:	Bs.2,137,500,000.oo
Activity:	Selling and distributing office articles, office items, gifts and hardware store items in general.
Company name:	MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A.
Date of incorporation:	August 14, 1998
Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, specially Hygienic paper, school products, packaging paper, office items, bags and other related products.

3.1. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2001, 2000 and 199.

[Letterhead of Deloitte & Touche]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2001, 2000 and 1999 and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted form material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2001, 2000 and 1999 and the

results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities Commission.

In our report dated February 19, 2001 our report about the consolidated financial statements at December 31, 2000 had a paragraph regarding the effects, if any, on such financial statements that may come form the decision to dispose of assets related to the forest project under negotiation. As indicated in Notes 1 to 6 to the consolidated financial statements dated March 2, 2001 the Company ended the negotiation process of net assets related to the forest project, which final effect was registered wit the outcome of the year ended at December 31, 2001.

Our audits were carried out in order to state an opinion about the consolidated financial statements in constant bolivars, taken as a whole. Pages 28 to 31 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2001, 2000 and 1999 prepared on a historical cost base, thus complying with the provisions of the National Securities Commission. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note 1 to the financial statements.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10.171

C.N.V. No.S-796

Valencia – Venezuela, February 19, 2002.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2001, 2000 AND 1999

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousands Bs.)

	2001	2000	1999
ASSETS			
CURRENT ASSETS:			
Cash (Notes 1 and 18)	7,249,592	4,062,571	226,333
Temporary investments (notes 1, 3 and 18)	-	8,983,565	16,714,804
	7,249,592	13,046,136	16,941,137
Bills and accounts receivable – net (Notes 4, 18 and 19)	33,188,405	39,664,975	39,598,927
Advances to suppliers (Note 18)	1,463,996	846,609	1,743,496
Inventory – net (Note 1 and 5)	25,089,918	34,731,718	32,797,865
Expenses paid in advance	233,755	298,839	484,870
Dividends receivable	-	-	159,116
Other current assets – net (Notes 1 and 6)	16,151,991	45,819,231	-
Total Current Assets	83,377,657	134,407,508	91,725,411
LONG-TERM SPARE PARTS INVENTORY (Note 5)	1,897,330	-	-
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 7)	4,547,501	6,220,428	9,566,952
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1, 8 and 11)	226,999,429	246,436,311	288,637,011
FOREST PROJECT COSTS (Notes 1 and 9)	-	-	32,985,165
DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 10)	1,308,915	1,411,569	1,513,008
TOTAL	318,130,832	388,475,816	424,427,547
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Promissory notes and bank overdrafts (Note 18)	467,673	4,270,434	2,488,028
Current portion of long-term loans (Notes 12 and 18)	7,164,717	9,277,897	12,347,774
Current portion of current obligations issued (Note 13)	4,690,800	5,613,473	6,817,754
Documents payable (Notes 18 and 21)	2,862,844	14,325,073	9,926,346
Accounts payable (Notes 14 and 18)	23,625,093	26,493,177	30,682,582
Obligations for leaseback operations (Notes 1 and 11)	-	11,226,946	-
Accumulated expenses payable (Note 18)	3,652,013	3,498,665	3,549,010
Taxes payable (Notes 1 and 15)	339,594	518,337	605,755
Total current liabilities	42,802,734	75,224,002	66,417,249
LONG-TERM LOANS (Notes 12 and 18)	8,405,000	22,649,248	32,758,020
CURRENT OBLIGATIONS ISSUED (Note 13)	-	5,266,336	6,364,648
PROVISION FOR SEVERANCE BENEFITS (Note 1)	4,814,206	4,039,030	3,731,705
OTHER LIABILITIES AND DEFERRED CREDITS	252,825	212,452	86,972
MINORITY INTERESTS	979,902	961,828	4,752,584
Total liabilities	57,254,667	108,352,896	114,111,178
SHAREHOLDER'S EQUITY – As per attached financial statement (Note 1 and 17)	260,876,165	280,122,290	310,316,369
TOTAL	318,130,832	388,475,186	424,427,547

INTERPRETE PUBLICO 23

24

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2001, 2000 AND 1999

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousand bolivars, except net income per share)

	2001	2000	1999
NET SALES (Note 20)	158,100,109	165,430,911	172,691,672
SALES COSTS	103,687,368	118,688,033	130,559,160
GROSS INCOME	54,412,741	46,742,878	42,132,512
SALES EXPENSES	21,799,170	22,729,911	24,024,030
ADMINISTRATIVE EXPENSES AND OVERHEADS	10,603,714	11,952,036	11,521,037
	32,402,884	34,681,947	35,545,067
OPERATING INCOME	22,009,857	12,060,931	6,587,445
OTHER INCOME (DISBURSEMENTS):			
Loss in investment, net	(5,404,878)	(1,571,772)	-
Realization in temporary investments	(2,819,239)	-	-
Income from selling assets	-	43,764	145,973
Others-net	(2,999,999)	(1,708,041)	(1,386,084)
	(11,224,116)	(3,236,049)	(1,240,111)
INTEGRAL FINANCING INCOME (COST):			
Interests expenses	(6,246,188)	(11,895,603)	(13,741,799)
Interests on temporary investments	683,873	1,106,056	1,284,215
Exchange differences – net	(1,331,897)	(1,256,384)	(3,466,251)
Monetary earnings (Note 1)	3,518,701	8,923,682	15,673,877
	(3,375,511)	(3,122,249)	(249,958)
PROFITS BEFORE INCOME TAX	7,410,230	5,702,633	5,097,376
TAX PROVISION (Note 15):			
Income tax	2,437,228	2,730,268	191,256
Business assets tax	-	-	1,464,544
	2,437,228	2,730,268	1,655,800
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES	4,973,002	2,972,365	3,441,576
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(440,892)	(146,273)	(298,488)
INCOME BEFORE MINORITY INTERESTS	4,532,110	2,826,092	3,143,088
MINORITY INTERESTS	(18,074)	338,852	22,992
INCOME BEFORE EXTRAORDINARY ITEM	4,514,036	3,165,044	3,166,080
EXTRAORDINARY ITEM – Tax benefit for tax loss carryforwards from previous years (Note 15)	-	1,156,341	35,635
NET INCOME	4,514,036	4,321,385	3,201,715
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	1.97	1.88	1.40

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2001, 2000 AND 1999

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousand bolivars)

	2001	2000	1999
OPERATING ACTIVITIES:			
Net earnings	4,514,036	4,321,385	3,201,715
Adjustments to conciliate the net income with the cash provided by the operating activities:			
Participation of minority shareholders, net			
Participation in results from affiliates	18,074	(338,952)	(9,407)
Loss from investments, net	440,892	146,273	298,488
Profits from selling assets	(112,571)	1,571,772	696,071
Removal and use of equipment and industrial parts	-	(43,764)	(145,973)
Provision for inventory	1,288,013	965,776	1,901,575
Amortization of excess of cost on book value of shares from affiliates	612,962	-	-
Monetary earnings	414,626	414,626	414,612
Depreciation	(3,518,701)	(8,923,682)	(15,673,877)
Amortization of deferred charges	14,045,918	15,778,782	17,707,770
Provision for severance benefits	75,560	47,904	106,039
Provision for forest project costs	4,960,014	3,712,165	2,679,059
Changes in operating assets and liabilities (Note 2)	-	-	1,977,742
Payment of severance benefits	(6,397,107)	(6,609,769)	(4,857,882)
Accumulated result for translation from foreign affiliate	(3,677,742)	(2,922,697)	(1,804,924)
	11,032	24,100	30,135
Net cash provided for operating activities	12,675,006	8,143,919	6,521,143
INVESTMENT ACTIVITIES:			
Reduction in dividends receivable	-	148,166	-
Increase in forest project costs	-	-	(1,349,926)
Sale of net assets forest project	17,899,964	-	-
Increase of investments - net	-	(311,957)	(427,830)
Reduction in deferred charges and other assets	58,909	54,254	27,337
Purchasing of property, plant and equipment	(2,132,594)	(4,112,609)	(6,176,387)
Sale of property and equipment	-	232,367	1,079,273
Net cash provided for (used in) investment activities	15,826,279	(3,989,779)	(6,847,533)
FINANCING ACTIVITIES:			
Increase (reduction) in promissory notes and bank overdrafts			
Reduction of long-term loans	(3,516,187)	2,191,874	(7,893,704)
(Reduction) increase of outstanding obligations issued	(13,563,039)	(8,293,362)	(4,912,077)
Increase (reduction) in documents payable	(5,269,965)	(788,428)	12,108,024

Cash dividends	(7,418,607)	2,493,205	(638,441)
Net cash used by financing activities	(4,801,224)	(4,209,618)	(3,229,715)
	(34,569,022)	(8,606,329)	(4,565,913)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	271,193	557,188	(797,839)
NET REDUCTION IN CASH AND CASH EQUIVALENTS	(5,796,544)	(3,895,001)	(5,690,142)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	13,046,136	16,941,137	22,631,279
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	7,249,592	13,046,136	16,941,137

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2001, 2000 AND 1999

(STATED IN CONSTANT BOLIVARS)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, the Company used the provisions of the standards issued by the National Securities Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding

income accounts, deducting these elements from the income or loss of the year. This methodology defers from that established in the Declaration of Accounting Principles No.10 (DPC-10) issued by the Venezuelan College of Public Accountants, stating that this latter sets forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost of the years 2001, 2000 and 1999 are presented in values of less than Bs.9,217 million, Bs.10,151 million and Bs.1,046 million, respectively, likewise the depreciation expense of the years 2001 and 1999 are presented in values inferior to Bs.1,948 million and Bs.5,356 million, respectively, and the depreciation expense of the year 2000 is presented by increasing in Bs.106.8 million, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange of the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued

by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College. The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities Commission, such effects are presented as a reduction of the initial equity of the Company for the year ended at December 31, 2001. This effect amounts to Bs.3,000 million approximately.

c. *Consolidation* – The consolidated financial statements at December 31, 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company their net assets.

c. *Consolidation* - The consolidated financial statements at December 31, 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A., and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company their net assets.

The consolidated financial statements at December 31, 2000 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its affiliates fully owned: First Caribbean Finance Ltd. and affiliates and Transporte Alpes, C.A., and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. The consolidated financial statements at December 31, 1999 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries fully owned: First Caribbean Finance Ltd. and affiliates, Corporación Forestal Imataca, C.A. and affiliates, Seguridad Industrial y Forestal, C.A. and Transporte Alpes, C.A., and partially owned Corporación Forestal Guayamure, C.A. (85%) and Manufacturas de Papel de Centroamérica, S.A. (50%).

At December 31, 2001 and 2000 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method as established in the standards issued by the National Securities Commission to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI), published by Banco Central de Venezuela, was used in the metropolitan area of Caracas.

For the purposes of comparability, the consolidated financial statements and the 2000 and 1999 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2001 by applying the annual

variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

The income account for holding non-monetary assets comprises Bs.105,788 million (Bs.97,523 million in 2000 and Bs.117,967 million in 1999) product of the incorporation of the current values of inventories and fixed assets less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities Commission, which amount to Bs.72,878 million and Bs.45,643 million and Bs.35,597 million at December 31, 2001, 2000 and 1999, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, end and average for the years ended at December 31 are the following:

	2001	2000	1999
At the beginning of the year	20,689.09	18,247.30	15,202.50
At the end of the year	23,227.53	20,689.09	18,247.30
Average for the year	22,037.65	19,595.84	16,860.27
Inflation of the year	12.26%	13.38%	20.03%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – The investments considered as "negotiable" are presented at their reasonable market value. The effects for variation in the reasonable market values of these investments are carry forward to results from the period when they are earned or generated.

Permanent investments in affiliates where there is participation between 20% and 50% are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of its acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* – The inventories have been presented at current cost at the date of closure, which does not exceed its recovery value.

The inventories at December 31, 2000 and 1999 stated in current costs at those dates were restated in constant bolivars as of December 31, 2001 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities Commission in regard to the use of devaluation indexes for machinery and equipment and inflation

indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2000 and 1999 stated in regular costs at those dates were restated in constant bolivars at December 31, 2001 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid even until five (5) years

from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Consolidated financial statements prepared on a historical cost base* – The consolidated financial statements stated in bolivars based on a historical cost are prepared pursuant to the bases described to prepare the basic financial statements, except that referred to the acknowledgment of the effect for inflation since such statements are not subject to recognition.

o. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

p. *Reclassifications* – Some figures of the financial statements at December 31, 2000 and 1999 have been reclassified for comparison purposes against those of the years ended at December 31, 2001.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand bolivars):

	2001	2000	1999
(Increase) reduction:			
Bills and accounts receivable	(480,481)	(4,436,288)	(5,536,771)
Advances to suppliers	(617,387)	896,890	13,159
Inventories	(2,598,036)	(13,497,472)	(5,211,728)
Expenses paid in advance	65,084	65,966	342,878
Increase (reduction):			
Accounts payable	(3,054,689)	2,422,802	6,538,176
Accumulated expenses payable	544,148	378,456	(1,371,949)
Taxes payable	(191,867)	(13,883)	541,179
Other liabilities and deferred credits	(63,879)	28,870	(172,826)
Net variation of assets and operating liabilities of subsidiaries in process of disposal	-	7,544,890	-
	(6,397,107)	(6,609,769)	(4,857,882)

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousands bolivars):

	2001	2000	1999
Interests	5,856,253	12,207,953	14,296,218
Taxes	1,021,428	1,368,876	818,913

3. TEMPORARY INVESTMENTS

At December 31, 2000 and 1999 temporary investments include negotiable investments mainly comprising values in shares and commercial papers, presented at their market

value, which are close to cost. For the year ended at December 31, 2001 the Company made these investments.

4. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2001	2000	1999
Commercial	30,832,981	34,045,129	34,879,123
Related companies (Note 16)	97,880	6,709,054	3,805,982
Employees	1,961,487	1,635,325	1,417,442
Sundry debtors	770,347	738,434	1,339,300
	33,662,695	43,127,942	41,441,847
Less – provision for doubtful accounts	474,290	3,462,967	1,842,920
	33,188,405	39,664,975	39,598,927

5. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2001	2000	1999
Finished products	12,104,644	13,212,358	16,056,581
In-process products	284,429	92,321	100,385
Raw materials	5,696,308	8,898,128	7,146,585
Spare parts	5,738,401	7,886,432	7,253,375
In-transit inventory	1,879,098	4,642,479	2,240,939
	25,702,880	34,731,718	32,797,865
Less – provision for obsolescence	612,962	-	-
	25,089,918	34,731,718	32,797,865

During the year ended at December 31, 2001 the Company decided to present certain inventories estimated to be used in a period higher than one (1) year, as long-term spare part inventory.

6. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2001	2000	1999
Net assets of affiliates in process of disposal:					
Inmuebles 310350, C.A.	(A)	100	25,542,057	12,026,947	-
Corporación Forestal Imataca, C.A. and subsidiaries	(B)	100	-	10,617,180	-
Corporación Forestal Guayamure, C.A.	(B)	85	-	10,081,250	-
			25,542,057	32,725.377	-
Other investments registered at cost:					
J.C. Papeleras, C.A.	(C)	50	-	3,427,129	-
Agroindustrial Mandioca, C.A. (in pre-operation stage)	(D)	20	-	4,003,190	-
Corporación Forestal Orinoco, C.A.	(D)	33	-	1,096,333	-
Fibras Secundarias, S.A.	(D)	33	-	114,911	-
Others			136,084	1,043,673	-
			136,084	9,685,236	-
			25,678,141	42,410,613	-
Less – provision for investment			9,526,150	7,818,328	-
			16,151,991	34,592,285	-
Other assets:					
Fixed term deposits	(E)		-	11,226,946	-
			16,151,991	45,819,231	-

(A) Subsidiary established in the year 2000, mainly with contributions of property of the Company. During the year 2001, the Company additionally provided the majority of its investments registered at cost, certain accounts receivable and the option on credits to reduce issuances discussed below amounting to Bs.13,863 million, which book values amount to Bs.21,559 million. At December 31, 2001

this subsidiary owned property amounting to Bs.11,864 million and investments and option on credits to reduce issuances amounting to Bs.13,579 million. At December 31, 2001 the Company has a provision for such investments amounting to Bs.9,526 million. Property from this subsidiary are guaranteeing contingent obligations up to US$3 million (Bs.2,274 million). At date of issuing these consolidated financial statements, the Company is evaluating the terms under which this investment will be disposed.

(B) As of March 2, 2001 the Company sold net assets related to forest projects amounting to US$24 million (Bs.16,983 million) in cash plus an option of 18 years over the 50% of the net value of Credits to Reduce Issuances that the plantations may receive, as per the international agreements related to climatic change and the clean development also known as Kyoto Protocol. The Company management, based on the surveys made by experts in the field, estimated that the aforementioned option had a present value of Bs.9.2 million (Bs.7,029 million). The book value of net assets at the date of transaction was US$24,973 million in constant currency.

(C) According to non-audited financial statements, the equity participation in this company will not be considered significant for the consolidated financial statements; therefore, it is presented at cost. This investment was transferred to Inmuebles 310350, C.A.

(D) Companies in which there is no significant influence in the operating and financial policies; therefore, they are presented at cost. These investments were transferred to Inmuebles 310350, C.A.

(E) It corresponds to term deposits destined to guarantee the sales operations with leaseback carried out during the year ended at December 31, 2000. (See Note 11).

7. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousand bolivars):

	Note	%	2001	2000	1999
Investment registered as per the method of equity participation and excess paid on book value:					
Simco Recycling Corp. Inc.	(A)	50	4,268,638	5,101,511	5,377,173
Other investments registered at cost:					
J.C. Papeleras, C.A.	(B)	50	-	-	
Agroindustrial Mandioca, C.A. (in pre-operating stage)	(C)	20	-	-	3,638,787
Corporación Forestal Orinoco, C.A.	(C)	33	-	-	1,096,332
Fibras Secundarias, S.A.	(C)	33	-	-	114,911
Losani, S.A.	(B)	40	47,837	49,679	51,510
Panamericana de Licencias, S.A.	(B)	40	79,699	82,799	85,850
Inversiones Papeleras, C.A.	(B)	50	-	835,112	835,112
Others			-	-	1,310,852
Inversiones Inmobiliarias			151,327	151,327	151,327
			278,863	1,118,917	10,711,809
Less – provision for investments			-	-	6,522,030
			4,547,501	6,220,428	9,566,952

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2001	2000	1999
Current assets	1,096	2,198	1,575
Total liabilities	2,073	3,468	2,953
Current liabilities	2,024	2,087	1,749
Shareholders' equity (deficit)	(238)	1,136	848
Total liabilities and shareholders' equity	2,073	3,468	2,953
(Loss) net income	(1,374)	288	264

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.8,298 million (Bs.1,615 million in historical values), which is repaid in a period of twenty (20) years. At December 31, 2001, 2000 and 1999 the amount in excess amounts to Bs.4,358 million, Bs.4,772 million and Bs.5,188 million, respectively, net of accumulated amortization, which includes an additional amortization made during the year 1998 of Bs.1,449 million. After this additional amortization, the amortization period was reduced to fourteen (14) years. The Company periodically evaluates the realization in excess paid during the acquisition of the subsidiary with the expectations of the future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

B) According to the non-audited financial statements, the equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are represented at cost. During the year ended at December 31, 2001 the shareholders decided to liquidate Inversiones Papeleras, C.A. As a consequence thereof, the Company received property and machinery valuated in Bs.3,005 million, on account of its investment and accounts receivable it had with this latter that are presented in the property, plant and equipment account. The management considers that such assets will be used in the operation.

C) Companies in which there is no significant influence in the operating and financial policies are presented at cost.

8. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2001	2000	1999
Buildings	10 to 30	28,876,923	28,752,835	38,558,497
Machinery and equipment	7 to 20	224,239,623	228,225,690	241,243,401
Automotive vehicles	3 to 6	3,168,004	4,009,648	4,632,719
Furniture, fittings and others	5	12,896,416	14,940,825	15,111,978
		269,180,966	275,928,998	299,546,595
Less – accumulated depreciation		55,110,115	42,097,824	28,540,074
		214,070,851	233,831,174	271,006,521
Land lots		8,582,288	7,324,415	12,904,586
Equipment and industrial parts		2,029,807	2,296,438	2,489,340
Constructions in progress		2,316,483	2,984,284	2,236,564
		226,999,429	246,436,311	288,637,011

Property values, plant and equipment at December 31, 2001, 2000 and 1999 have been determined according to the reports by independent valuating experts as of September 1998, updated at the date of closure of the financial statements pursuant to the methodology sets forth by the National Securities Commission in regard to devaluation indexes for machineries and equipment and inflation indexes for the rest of assets.

For the year ended at December 31, 2000 the Company modified the useful life of some machineries of the strategic units of the hygienic and school paper mills, mainly from fifteen (15) years to twenty (20) years. The effect of this change in the financial statements at December 31, 2000 represented a reduction in the depreciation expense of Bs.414 million.

For the years ended at December 31, 2001, 2000 and 1999 the repair and maintenance expenses of properties, plant and equipment amounted to Bs.10,535 million, Bs.8,790 million and Bs.10,812 million, respectively.

At December 31, 2001, 2000 and 1999 the portion of the interest rate in excess of inflation, capitalized in properties, plant and equipment amounted to Bs.627 million, Bs.735 million and Bs.825 million, respectively, net of accumulated amortization. During 2001 and 2000 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2001 the assets fully depreciated incorporated to the production process amounted to Bs.100,011 million (to updated valuating values).

9. FOREST COST PROJECTS

At December 31, 1999 these costs included those related to the costs incurred in the development of the forest plantations, which are being capitalized as sets forth by the generally accepted accounting principles in Venezuela, and redeemed in function of the exploitation of these plantations.

Until December 31, 1998 the Company restated the historical values of the forest project costs based on the inflation indexes applicable pursuant to the Declaration of Accounting Principles No.10 (PDC-10). From that date, based on the technical studies carried out by specialists, the realization values of the forest plantations in development were determined. For the years ended at December 31, 2000 and 1999 the

incorporation of the values reflected by the aforementioned technical studies produced a cost reduction of forest projects and the result for holding non-monetary assets of Bs.8,961 million and Bs.5,914 million, respectively.

In the year ended at December 31, 2000 the Company made the decision of disposing assets related to forest projects, for being in the process of negotiating. As a result of this decision, the management deemed convenient to present them in other current assets at December 31, 2000.

10. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2001, 2000 and 1999 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,265.4 million, Bs.1,341.2 million and Bs.1,416 million, respectively, net accumulated amortization for Bs.212.7 million, Bs.137.1 million and Bs.94 million, respectively, which are repaid in a period of twenty (20) years.

11. LEASEBACK OPERATIONS

During the year ended December 31, 2000 the Company had leaseback operations to certain machinery and equipment with two local banks amounting to Bs.9,155 million, equivalent to the approximately regular value of these assets at the date of operation. During the year 2001, the Company paid in full the original obligations in these operations.

12. LONG-TERM LOANS

At December 31, 2001 long-term loans are as follows (in thousand bolivars):

a. Foreign bank loan amounting to US$5.05 million at variable interests rate (LIBOR + differential) payable in 12 quarter installments and consecutive of US$420.8 thousand each from November 23, 1999. During the year 2001 US$1,683 million were paid.	1,275,967
b. Local bank loans, at variable interest rates, with terms from one and a half (1.5) to three (3) years and maturities from 2001 to 2003.	14,293,750
	15,569,717
Less – current portion	7,164,717
	8,405,000

Interest rates arising from loans obtained from foreign banks range from 8.44% and 11.3% for the year 2001, 7.75% and 10.45% for the year 2000 and 7% and 9.57% for the year 1999. The average interests rates arising from loans from local banks ranged between 15.63% and 30% for the year 2001, 14.31% and 26% for the year 2000 and 23% and 41% for the year 1999.

The total amount of capital payments for the next two (2) years from December 31, 2001 is discriminated as follows: Bs.7.1 million in 2002 and Bs.8.4 million in 2003.

At December 31, 2001 the Company holds local bank loans amounting to Bs.12,294 million that include, among others, the following restrictive clauses:

- Creating a tax for an accumulated amount higher than US$5,000 million.
- Constituting a real guarantee on any of its property to assure obligations up to Bs.2,500 million, without prior authorization from the bank.
- Not to exceed Bs.25,000 millions of total short-term bank indebtedness.
- Immediate enforceability of loans intended to request if any substantial amendment is made in the Company's shareholder composition, without prior notice to bank.
- Tax property owned without prior written authorization by the bank and in each case.
- In case of liquidation of the investment in Inmuebles 310350, C.A. the Company shall not generate in any case an accounting loss and/or an account receivable in books.

13. ISSUANCE OF OBLIGATIONS

At December 31, 2001 the outstanding obligations issued are as follows (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity at January 25, 2002 and February 18, 2002, with interests at variable rates payable on a monthly basis.	4,690,800
Less – current portion	4,690,800
	-

During the year ended at December 31, 2000 and 1999 issuances of commercial papers earned discounts when placed for Bs.595 million and Bs.1,090 million, respectively.

14.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousands bolivars):

	2001	2000	1999
Commercial	20,344,072	20,804,173	27,108,180
Related companies (Note 16)	2,041,441	2,096,442	1,350,209
Others	1,239,580	3,592,562	2,224,193
	23,625,093	26,493,177	30,682,582

15. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousands bolivars):

	2001	2000	1999
Yearly income tax – estimated	3,074,634	6,356,202	155,621
Tax to compensate with tax losses carryforwards from previous years	-	1,156,341	35,635
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(637,406)	(4,782,275)	-
	2,437,228	2,730,268	191,256

For the years ended December 31, 2001, 2000 and 1999 the effective rate for the income tax expense is different from the applicable tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the income obtained abroad, dividends and interests exempted as well as effects from the tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Company is in process of studying the transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no significant effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred. During the year 2000 the Company used tax losses carry forwards from previous years for approximately Bs.3,046 million (to historical values) generating a tax benefit of Bs.1,156 million, which is represented as an extraordinary item. Likewise, it used rebates for investments transferable to previous years for Bs.3,040 million (to historical values), which are presented as a reduction of the tax provisions on the income for the year.

Besides, the aforementioned legislation sets forth, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System effective from January 11, 2001.

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2001 the Company and its subsidiaries do not hold transferable credits of business assets tax.

16. TRANSACTIONS WITH RELATED COMPANIES

During the years 2001, 2000 and 1999 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2001	2000	1999
Inventory sales	2,145,000	2,403,000	551,179
Inventory purchases	3,257,291	11,875,000	11,555,655
Charges for power consumption	5,505,000	6,264,000	4,900,779

The following balances receivable and payable (in thousand bolivars) arose from these transactions and from other less important:

	2001	2000	1999
Short-term accounts receivable			
J.C. Papeleras, C.A.	57,753	1,869,713	2,031,891
Corporación Industrial de Energía, C.A.	16,031	8,884	25,796
Agroindustrial Mandioca, C.A.	15,566	-	-
Turboven Cagua Company Inc.	4,260	-	-
Turbogeneradores de Venezuela, C.A.	3,231	3,448	-
Agropecuaria Mandioca, C.A.	1,039	1,168	562,122
Turboven Maracay Company Inc.	-	685,158	70,761
Corporación Forestal Imataca, C.A.	-	3,147,871	-
Papeles Nacionales Flamingo, C.A.	-	550,113	904,493
Aserradero Venwood, C.A.	-	255,112	-
Comercializadora Acatami, C.A.	-	118,765	-
Corporación Forestal Guayamure, C.A.	-	68,822	-
	97,880	6,709,054	3,805,982
Short-term accounts payable			
Losani, S.A.	755,361	454,640	526,617
Turbogeneradores Maracay, C.A.	479,590	928,754	180,275
Turboven Maracay Company	433,387	-	
Seinforca, C.A.	186,122	147,761	

Simco Recycling Corp. Inc.	115,259	380,708	643,317
Inmuebles 310350, C.A.	71,722	-	
Agroindustrial Mandioca, C.A.	-	184,579	
	2,041,441	2,096,442	1,350,209

17. SHAREHOLDER'S EQUITY

Capital stock

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future capital increases resulting in funding the capital adjustments, a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

In the year ended at December 31, 2000 the Company decided to adjust the amount of the aforementioned reserve, thus considering the aforementioned percentage based on the amount of updated capital stock at the date of the financial statements.

Cash dividends (stated in historical values at the date of the operation)

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

REPUBLICA DE VENEZUELA 47 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

As of April 27, 2000 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of February 14, 2000 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.0.50 per share, for a total of Bs.1,147,004,712.

As of March 22, 1999 the Shareholders' Meeting agreed to decree cash dividends of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

Retained earnings

At December 31, 2001 the undistributed retained earnings include Bs.3,319 million of retained earnings from affiliates, which will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.4,638 million and Bs.28,257 million, respectively.

According to the provisions issued by the National Securities Commission, the companies subject to its supervision and control shall use as base to allocate dividends and statutory participations the lesser between the income with base on historical figures and the income with base on updated figures, without including the shareholders' equity participation in the income from subsidiaries and affiliates.

18. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Below the monetary assets and liabilities in foreign currency at December 31, 2001, 2000 and 1999 are described, registered in bolivars at the exchange rate of Bs.758.00, Bs.700.00 and Bs.649.25 per US$1.oo, respectively, pursuant to the free currency exchange market:

	(In thousands US$)		
	2001	2000	1999
Assets:			
Cash and temporary investments	5,671	17,079	23,859
Commercial accounts receivable	9,139	11,464	12,352
Accounts receivable related companies	34	1,668	1,641
Advances to suppliers and sundry debtors	2,384	638	3,325
	17,228	30,849	41,177

Liabilities:

Promissory notes and bank overdrafts	1	4,009	1,287
Documents payable	3,777	14,145	12,011
Commercial accounts payable	18,626	20,490	22,934
Accounts payable related companies	1,149	1,063	1,416
Accumulated expenses payable and others	591	1,722	2,053
Long-term loans	1,684	8,399	27,593
	25,828	49,828	67,294

19. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2001, 2000 and 1999 the Company does not have significant credit risk concentrations different from those indicated above.

20. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2001, 2000 and 1999 represent approximately 13%, 14.7% and 19% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.28.9 million.

At December 31, 2001 and 2000 the Company maintains credits with financial institutions amounting to Bs.2,044 millions and Bs.4,165 million, respectively, to guarantee financing of export operations made to subsidiary companies. These credits are presented as part of the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company

concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Such bond is limited to the amount of US$2,350,000. If no complaint is made, on April 30, 2003 it will be reduced to US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2001 the open letters of credits for these concepts amount to Bs.632 million.

Contingencies

The tax authorities have determined certain tax deficiency claims against the Company amounting to Bs.2,956 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2001 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$1,8 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

22. FURTHER EVENTS

Current obligations issued

As of January 14, 2001 the Company paid Unsecured bonds amounting to Bs.3,989.3 million.

Shareholders' Equity

As of February 14, 2002 the Shareholder's Meeting agreed to decree cash dividends amounting to Bs.2.00 per share, for a total amounting to Bs.4,568,018,848.

Financial Measures

As of February 12, 2001 the National Executive announced a series of financial measures, not fully implemented yet, among which there is the free floating of the currency exchange. At the date of this report, the currency exchange was approximately of Bs.947 per US$1.

3.2. Non-audited consolidated financial statements (interim) at March 31, 2002

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

RESTATED IN CONSTANT BOLIVARS AT MARCH 31, 2002

(Stated in thousand Bs.)

	At March,		At December 31,	
ASSETS	2002	2001	2000	1999
CURRENT ASSETS:				
Cash (Notes 1 and 18)	9,801,713	7,760,469	4,275,006	252,235
Temporary investments (Notes 1, 3 and 18)	-	-	8,595,942	16,722,472
	9,801,713	7,760,469	12,870,948	16,974,707
Bills and accounts receivable – net (Notes 4, 18 and 19)	31,774,778	35,114,346	42,052,439	42,064,217
Advances to suppliers (Note 18)	1,822,536	1,567,164	906,270	1,866,363
Inventory – net (Notes 1 and 5)	24,923,716	26,836,791	36,996,292	35,017,208
Expenses paid in advance	295.554	247.073	314.393	516.518
Dividends receivable	-	-	-	170,329
Other current assets – net (Notes 1 and 6)	15,377,915	17,290,219	49,048,104	-
Total Current Assets	83,996,212	88,816,062	142,188,446	96,609,342
LONG-TERM SPARE PARTS INVENTORY (Note 5)	2,031,034	2,031,034	-	-
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 7)	4,836,089	4,858,975	6,621,426	10,212,064
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1, 8 and 11)	269,406,446	242,664,054	263,673,772	306,640,717
FOREST PROJECT COSTS (Notes 1 and 9)	-	-	-	35,309,624
DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 10)	1,336,189	1,309,931	1,414,209	1,518,626
TOTAL	361,605,970	339,680,056	413,897,852	452,490,373

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES.

Promissory notes and bank overdrafts (Note 18)	7,650,000	500,630	4,571,371	2,663,359
Current portion of long-term loans (Notes 12 and 18)	6,641,806	7,669,613	9,931,708	13,217,920
Current portion of current obligations issued (Note 13)	-	5,021,360	6,009,054	7,298,200
Documents payable (Notes 18 and 21)	946,940	3,064,588	11,899,629	10,625,854
Accounts payable (Notes 14 and 18)	23,419,088	24,692,289	31,718,974	32,713,489
Obligations for leaseback operations (Notes 1 and 11)	-	-	12,018,107	-
Accumulated expenses payable (Note 18)	4,625,573	3,865,877	3,728,771	3,788,462
Taxes payable (Notes 1 and 15)	2,325,273	363,525	529,955	636,561
Total current liabilities	45,608,680	45,177,882	80,407,569	70,943,845
LONG-TERM LOANS (Notes 12 and 18)	2,812,500	8,997,299	24,245,337	35,066,471
CURRENT OBLIGATIONS ISSUED (Note 13)	-	-	5,637,454	6,813,164
PROVISION FOR SEVERANCE BENEFITS (Note 1)	5,302,436	5,153,462	4,323,659	3,994,678
OTHER LIABILITIES AND DEFERRED CREDITS	820,196	256,493	217,355	93,101
MINORITY INTERESTS	1,292,637	1,048,956	961,827	4,995,832
Total liabilities	55,836,449	60,634,092	115,793,201	121,907,091
SHAREHOLDER'S EQUITY – As per attached financial statement (Notes 1 and 17)	305,769,521	279,245,964	298,104,651	330,583,282
TOTAL	361,605,970	339,880,056	413,897,852	452,490,373

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

RESTATED IN CONSTANT BOLIVARS AT MARCH 31, 2002

(Stated in thousand bolivars, except net income per share)

	Three-month period ended			
	At March 31,	At December 31,		
	2002	2001	2000	1999
NET SALES (Note 20)	42,073,804	168,072,325	176,443,285	184,370,763
SALES COSTS	27,473,350	110,394,386	126,526,406	139,385,810
GROSS INCOME	14,600,454	57,677,939	49,916,879	44,984,953
SALES EXPENSES	5,841,333	22,872,169	24,278,652	25,668,838
ADMINISTRATIVE EXPENSES AND OVERHEADS	2,650,424	11,330,433	12,654,000	12,237,667
	8,491,757	34,202,602	36,932,652	37,906,505
OPERATING INCOME	6,108,697	23,475,337	12,984,227	7,078,448
OTHER INCOME (DISBURSEMENTS):				
Investment income, net	-	(5,785,759)	(1,709,844)	-
Realization in temporary investments	-	(3,017,910)	-	-
Income from selling assets	-	-	46,848	156,260
Others-net	(2,580,370)	(3,211,408)	(1,855,714)	(1,579,622)

INTERPRETE PUBLICO 52 JUDITH X. HERNANDEZ MORA

	(2,580,370)	(12,015,077)	(3,518,710)	(1,423,362)
INTEGRAL FINANCING INCOME (COST):				
Interests expenses	(2,610,093)	(6,686,149)	(12,732,935)	(14,708,549)
Interests on temporary investments	134,775	732,065	1,127,552	1,304,838
Exchange differences – net	27,281	(1,417,654)	(1,459,136)	(3,895,962)
Monetary earnings (Note 1)	545,771	3,766,663	9,578,559	17,158,650
	(1,902,266)	(3,605,075)	(3,485,960)	(141,023)
PROFITS BEFORE INCOME TAX		24,124,923	5,047,797	
TAX PROVISION (Note 15):	1,626,061	7,855,185	5,979,558	5,514,063
Income tax	745,621	2,588,516	2,922,670	204,734
Business assets tax	-	-	-	1,559,650
	745,621	2,588,516	2,922,670	1,764,384
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES	880,440	5,313,808	3,056,888	3,749,679
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	-	(471,961)	(163,512)	(324,747)
INCOME BEFORE MINORITY INTERESTS	880,440	4,841,847	2,893,376	3,424,932
MINORITY INTERESTS	(261,527)	(19,348)	338,952	34,363
INCOME BEFORE EXTRAORDINARY ITEM	618,913	4,822,499	3,232,328	3,459,295
EXTRAORDINARY ITEM – Tax benefit for tax loss carryforwards from previous years (Note 15)	-	-	1,237,828	38,146
NET INCOME	618,913	4,822,499	4,470,156	3,497,441
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	0.27	2.10	1.95	1.52

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

RESTATED IN CONSTANT BOLIVARS AT MARCH 31, 2002

(Stated in thousands Bs.)

	At March 31,		At December 31,	
	2002	2001	2000	1999
OPERATING ACTIVITIES:				
Net earnings	618,913	4,822,499	4,470,156	3,497,441
Adjustments to conciliate the net income with the cash provided by the operating activities:				
Participation minority shareholders, net	261,527	19,348	(362,838)	(10,070)
Participation in results from affiliates	-	471,962	156,581	319,522
Profits from investments, net	2,046,345	(120,504)	1,682,534	745,123
Profits from selling assets	-	-	(46,848)	(156,260)
Removal and use of equipment and industrial parts	-	1,378,779	1,033,834	2,035,579
Provision for inventory	-	656,157	-	-
Amortization of excess of cost on book value of shares from affiliates	-	443,845	443,845	443,830
Monetary earnings	(545,771)	(2,662,475)	(9,331,054)	(18,008,782)

Depreciation	3,765,593	15,035,731	16,890,710	18,955,633
Amortization of deferred charges	-	80,885	51,280	113,512
Provision for severance benefits	2,815,345	5,309,545	3,973,761	2,867,852
Provision for forest project costs	-	-	-	2,117,113
Changes in operating assets and liabilities (Note 2)	4,840,971	(6,847,910)	(7,075,558)	(5,200,216)
Payment of severance benefits	(2,666,371)	(3,936,912)	(3,128,659)	(1,932,117)
Accumulated result for translation from foreign affiliate	-	11,809	25,798	32,259
Net cash provided for operating activities	11,136,552	14,662,759	8,783,542	5,820,419
INVESTMENT ACTIVITIES:				
Reduction in dividends receivable	-	-	158,607	-
Increase in forest project cost	-	-	-	(1,445,055)
Sales of net assets forest project	-	19,161,371	-	-
Increase in investments – net	-	-	(333,941)	(457,979)
Reduction in deferred charge and other assets	-	63,060	58,077	29,263
Purchasing of sales, plant and equipment	(433,922)	(2,282,878)	(4,402,424)	(6,611,636)
Sale of property and equipment	703,710	-	248,742	1,155,329
Net cash provided for (used in) investment activities	269,788	16,941,553	(4,270,939)	(7,330,078)
FINANCING ACTIVITIES:				
Increase in other current assets				
Increase (reduction) in promissory notes and bank overdrafts	7,650,000	(3,763,972)	2,346,335	(8,449,972)
Reduction of long-term loans	(12,233,966)	(14,518,824)	(8,877,794)	(5,258,230)
(Reduction) increase of outstanding obligations issued	-	(5,641,339)	(843,988)	12,961,274
Increase (reduction) in documents payable	-	(7,941,395)	2,668,901	(683,432)
Cash dividends	(4,781,130)	(5,139,565)	(4,506,269)	(3,457,312)
Net cash used in financing activities	(9,365,096)	(37,005,095)	(9,212,815)	(4,887,672)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	-	290,304	596,453	(854,063)
NET REDUCTION IN CASH AND CASH EQUIVALENTS	2,041,244	(5,110,479)	(4,103,759)	(7,251,394)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	7,760,469	12,870,948	16,974,707	24,226,101
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	9,801,713	7,760,469	12,870,948	16,974,707

See notes to the consolidated financial statements.

[Next, in the original document written in Spanish, there is a consolidated statement of flow in equity accounts and a statement of production and sales cots]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2001, 2000 AND 1999

(STATED IN CONSTANT BOLIVARS AT MARCH 31, 2002)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, the Company used the provisions of the standards issued by the National Securities Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year. This methodology defers from that established in the Declaration of Accounting Principles No.10(DPC-10) issued by the Venezuelan College of Public Accountants, stating that this latter sets forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost of the years 2001, 2000 and 1999 are presented in values of less than Bs.9,867 million, Bs.10,866 million and Bs.1,120 million, respectively. Likewise, the depreciation expense for the years 2001 and 1999 are presented in values inferior to Bs.2,085 million and Bs.5,733million, respectively, and the depreciation expenses of the year 2000 is presented by increasing in Bs.114.3 million, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the

final results when compared against those that would originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange of the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College. The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities Commission, such effects are presented as a reduction of the initial equity of the Company for the year ended at December 31, 2001. This effect amounts to Bs.3,211 million approximately.

c. *Consolidation* – The consolidated financial statements at March 31, 2002 and at December 31, 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company its net assets.

The consolidated financial statements at December 31, 2000 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries fully owned: First Caribbean Finance Ltd. and affiliates and Transporte Alpes, C.A., and 50% partially owned Manufacturas de Papel de Centroamérica, S.A.

The consolidated financial statements at December 31, 1999 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries fully owned: First Caribbean Finance Ltd. and affiliates, Corporación Forestal Imataca, C.A. and affiliates, Seguridad Industrial y Forestal, C.A. and Transporte Alpes, C.A. and partially owned Corporación Forestal Guayamure, C.A. (85%) and Manufacturas de Papel de Centroamérica, S.A. (50%).

At December 31, 2001 and 2000 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method as established in the standards issued by the National Securities Commission to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements,

later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) , published by Banco Central de Venezuela, was used in the metropolitan area of Caracas.

For the purposes of comparability, the consolidated financial statements and the 2001, 2000 and 1999 explanatory notes in present costs at that date, were restated in constant bolivars at March 31, 2002 by applying the annual variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

The income account for holding non-monetary assets comprises Bs.113,243 million (Bs.104,395 million in 2000 and Bs.126,280 million in 1999) product of the incorporation of the current values of inventories and fixed assets less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities Commission, which amount to Bs.78,014 million, Bs.48,859 million and Bs.38,106 million at December 31, 2001, 2000 and 1999, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result

from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, end and average for the years ended at December 31 and March 31, 2002 are the following:

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
At the beginning of the year	23,227.53	20,689.09	18,247.30	15,202.50
At the end of the year	24,864.37	23,227.53	20,689.09	18,247.30
Average for the year	24,054.30	22,037.65	19,595.84	16,860.27
Inflation of the year	7.05%	12.26%	13.38%	20.03%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – The investments considered as "negotiable" are presented at its reasonable market value. The effects for variation in the reasonable market values of these investments are carry forward to results from the period when they are earned or generated.

Permanent investments in affiliates where there is participation between 20% and 50% are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of its acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* – The inventories have been presented at regular cost at the date of closure, which does not exceed its recovery value.

The inventories at December 31, 2001, 2000 and 1999 stated in present costs at that date were restated in constant bolivars as of March 31, 2002 by applying the annual variation of the Consumer Price Index (CPI), except for

the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI t that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2001, 2000 and 1999 stated in present costs at those dates were restated in constant bolivars at March 31, 2002 by applying the annual variation in the Consumer Price Index (CPI),

except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Consolidated financial statements prepared on a historical cost base* – The consolidated financial statements stated in bolivars based on a historical cost are prepared pursuant to the bases described to prepare the basic

financial statements, except that referred to the acknowledgment of the effect for inflation since such statements are not subject to such recognition.

o. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

p. *Reclassifications* – Some figures of the financial statements at December 31, 2000 and 1999 have been reclassified for comparison purposes against those of the years ended at December 31, 2001.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOW

Changes in the operating assets and liabilities shown in the consolidated cash flows for the years ended at December 31 and March 31, 2002 are as follows (in thousands bolivars):

Stated in thousand constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
(Increase) reduction:				
Bills and accounts receivable	3,285,036	(514,340)	(4,748,912)	(5,926,946)
Advances to suppliers	(280,372)	(660,894)	960,094	14,086
Inventories	1,863,075	(2,781,119)	(14,448,637)	(5,578,998)
Expenses paid in advance	(48,481)	69,670	70,615	267,041
Increase (reduction):				
Accounts payable	(3,128,434)	(3,269,952)	2,593,536	6,998,920
Accrued expenses payable	709,696	582,494	405,222	(1,468,630)
Taxes payable	1,886,748	(205,385)	(14,861)	579,316
Other liabilities and deferred credits	553,703	(68,381)	30,904	(185,005)
Net variation of operating assets and liabilities in affiliates in process of disposal	-	-	8,076,577	-
	4,840,971	(6,847,907)	(7,075,462)	(5,200,216)

In the years ended at December 31 and March 31, 2002 the interests and taxes paid are detailed as follows (in thousands bolivars):

Stated in thousand constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Interests	1,757,129	6,268,942	13,068,245	15,303,670
Taxes	223,761	1,093,408	1,465,340	876,622

3. TEMPORARY INVESTMENTS

At December 31, 2000 and 1999 temporary investments include negotiable investments mainly comprising values in shares and commercial papers, presented at their market value that is close to cost. In the year ended at December 31, 2001 the Company made these investments.

4. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable comprise the following (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Commercial	29,291,683	32,592,936	36,036,563	37,011,809
Related companies (Note 16)	56,110	104,778	7,181,840	4,074,189
Employees	2,072,418	2,099,713	1,750,566	1,517,329
Sundry debtors	924,537	824,633	790,471	1,433,680
	32,344,748	35,622,059	45,759,441	44,037,007
Less – provision for bad accounts	569,970	507,713	3,707,002	1,972,790
	31,774,778	35,114,346	42,052,439	42,064,217

5. INVENTORIES

Inventories include the following (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Finished products	11,756,736	12,957,656	14,143,430	17,188,086
Products in process	333,260	304,473	98,827	107,459
Raw materials	6,756,838	6,097,726	9,525,178	7,650,204

Spare parts	6,715,373	6,121,575	8,259,223	7,672,601
Inventory in-transit	110,755	2,011,518	4,969,634	2,398,858
	25,672,962	27,492,948	36,996,292	35,017,208
Less: Provision for obsolescence	749,246	656,157	-	-
Total short-term inventories	24,923,716	26,836,791	36,996,292	35,017,208
Long-term spare parts inventory	2,031,034	2,031,034	-	-
Total inventories	26,954,750	28,867,825	36,996,292	35,017,208

In the year ended at December 31, 2001 the Company decided to present certain inventories that are estimated will be used in a period of more than one (1) year, as long-term spare parts inventory.

6. OTHER CURRENT ASSETS

At December 31, 2001, 2000 and 1999 as well as at March 31, 2002 the other current assets are as follows (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	Note	%	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Net assets from affiliates in process of disposal:						
Inmuebles 310350, C.A.	(A)	100	26,937,302	27,342,001	12,874,484	-
Corporación Forestal Imataca, C.A. and Affiliates	(B)	100	-	-	11,365,371	-
Corporación Forestal Guayamure, C.A.	(B)	85	-	-	10,791,674	-
			26,937,302	27,342,001	35,031,529	-
Other investments registered at cost:						
J.C. Papeleras, C.A.	(C)	50	-	-	3,668,638	-
Agroindustrial Mandioca (pre-operating stage)	(D)	20	-	-	4,285,294	-
Corporación Forestal Orinoco,	(D)	33	-	-	1,173,591	-

C.A.						
Fibras Secundarias, S.A.	(D)	33	-	-	123,009	-
Others			145,674	145,674	1,117,220	-
			145,674	145,674	10,367,752	-
			27,082,976	27,487,675	45,399,282	-
Less – provision for investments			11,705,061	10,197,456	8,369,284	-
			15,377,915	17,290,219	37,029,998	-
Other assets:						
Long-term deposits	(E)		-	-	12,018,106	-
			15,377,915	17,290,219	49,048,104	-

7. INVESTMENTS IN AFFILIATES

Investments in affiliates comprise the following (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	%	At March 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
Investments registered as the method of equity participation:					
Simco Recycling Corp.	50	4,547,790	4,560,461	5,423,659	5,727,031
		4,547,790	4,560,461	5,423,659	5,727,031

	%	At March 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
Other investments registered at cost:					
J.C. Papelera, C.A.	50	-	-	-	3,668,637
Agroindustrial Mandioca (pre-operating stage)	20	-	-	-	3,895,212
Corporación Forestal Orinoco, C.A.	33	-	-	-	1,173,590
Inversiones Papeleras, C.A.	50	-	-	893,962	893,962

Fibras Secundarias, S.A.	33	-	-		123,009
Losan, S.A.	40	47,997	51,208	53,180	55,140
Panamericana de Licencias, S.A.	40	78,311	85,315	88,634	91,900
Others		-	-	-	1,403,228
Real estate investments		161,991	161,991	161,991	161,991
		288,299	298,514	1,197,767	11,466,669
Less provision for investments		-	-	-	6,981,636
		4,836,089	4,858,975	6,621,426	10,212,064

8. PROPERTY, PLANT AND EQUIPMENT

At May 31, 2002 the property, plant and equipment are comprised as follows (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	At March 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
Buildings	43,730,697	30,911,875	30,779,042	41,275,708
Machinery and equipment	262,923,410	239,909,765	244,918,476	258,107,288
Automotive vehicles	3,388,917	3,319,253	4,292,207	4,959,186
Furniture, fittings and others	13,813,650	13,805,224	15,993,702	16,176,916
	323,856,674	288,018,117	295,983,428	320,519,097
Less accumulated depreciation	68,057,510	58,993,715	45,064,450	30,551,288
	255,799,164	229,024,402	250,918,977	289,967,809
Land lots	9,187,080	9,187,080	7,840,565	13,813,970
Equipment and industrial parts	1,940,477	2,172,847	2,458,268	2,664,763
Constructions in process	2,479,725	2,479,725	2,455,962	2,364,174
	269,406,446	242,864,054	263,673,722	308,840,717

9. COSTS OF FOREST PROJECTS

At December 31, 1999 these costs included those related to costs incurred in the development of the forest plantations, which are being capitalized as set forth in the

generally accepted accounting principles in Venezuela, and redeemed in function of the exploitation of these plantations.

Until December 31, 1998 the Company restated the historical values of the costs of the forest projects based on the inflation indexes applied pursuant to the Declaration of Accounting Principles No.10 (DPC-10). From that date, based on the technical surveys carried out by specialists, the realization values of the forest plantations under development were determined. For the years ended at December 31, 2000 and 1999 the incorporation of the values reflected by the aforementioned technical surveys generated a reduction in the costs of forest projects and the result from holding non-monetary assets of Bs.9,592 million and Bs.6,331 million, respectively.

In the year ended at December 31, 2000 the Company decided to dispose of assets related to the forest project, for these were under negotiation. As a result of this decision, the management deemed convenient to present them in other current assets at December 31, 2000.

10. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2001, 2000 and 1999 the deferred charges and other assets are mainly comprised by trademarks owned by a foreign affiliate that amount to Bs.1,354.6 million, Bs.1,435.7 million and Bs.1,516 million, respectively, net of accumulated amortization for Bs.227.7 million, Bs.146.8 million and Bs.101 million, respectively, which are redeemed in a period of twenty (20) years.

11. LEASEBACK

On the year ended at December 31, 2000 the Company had leaseback operations with certain machinery and equipment with two local banks amounting to Bs.9,800 million, equivalent to the approximate current value of these assets at the date of operation. In the year 2001, the Company paid the totality of obligations arising from these operations.

12. LONG-TERM LOANS

At March 31, 2002 the long-term loans are comprised as follows (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

a. Loan from a foreign bank amounting to US$5.05 million, at a variable

interest rate (LIBOR + differential), payable in 12 consecutive quarter installments of US$420.8 thousand each, from November 23, 1999 and maturity in November 2002. In the year 2001 US$1,683 million were paid.	1,129,306
b. Loans form local banks, at variable interest rates, with terms from one and a half (1.5) to three (3) years, and a maturity from 2001 to 2003.	8,325,000
	9,454,306
Less – current portion	6,641,806
	2,812,500

The interest rates generated from the loans obtained from foreign banks range from 8.44% and 11.3% for the year 2001, 7.75% and 10.45% for the year 2000 and 7% and 9.57% for the year 1999. The average interests rates derived from loans from local banks ranged between 15.63% and 30% for the year 2001, 14.31% and 26% for the year 2000 and 23% for the year 1999.

The total amount of capital payments for the next two (2) years from December 31, 2001 is differentiated as follows: Bs.7.1 million in 2002 and Bs.8.4 million in 2003.

At March 31, 2002 the Company holds loans from local banks amounting Bs.8,325 million that include among others, the following restrictive clauses:

- Creating tax for an accumulated amount higher to US$5,000 million.
- Granting a real guarantee on any of its goods to guarantee bonds up to the amount of Bs.2,500 million without prior authorization by bank.
- Not exceeding Bs.25,000 million of the total bank indebtedness at short-term.
- Immediate enforceability of loan if there is a substantial amendment in the shareholders composition of the Company, without prior notice to bank.
- Taxing goods of its property without previously obtaining, and in each case, the written bank authorization.
- In case of liquidating the investment in Inmuebles 310350, C.A., the Company shall not generate in any case an accounting loss and/or an account receivable in books.

13. ISSUANCE OF BONDS

At December 31, 2001 the current bonds issued comprised the following (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

Unsecured bonds at bearer, with maturity at January 25, 2002 and February 18, 2002 with variable interest rates payable on a monthly basis	5,021,360
Less – current portion	5,021,360

During the years ended at December 31, 2000 and 1999 issuance of commercial papers generated discounts in their placements amounting to Bs.595 million and 1,090 million, respectively.

14. ACCOUNTS PAYABLE

At March 31, 2002 the accounts payable comprised the following (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Commercial	20,175,059	21,184,378	25,667,595	28,887,200
Related companies (Note 16)	2,100,059	2,185,301	2,244,178	1,445,358
Others	1,143,970	1,322,610	3,807,201	2,380,931
	23,419,088	24,692,289	31,718,974	32,713,489

15. TAX PROVISION

Income tax

The Income tax is summarized as follows (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Income tax for the year	745,621	3,291,303	6,804,122	166,588
Tax benefit for transfer to tax losses from the previous years	-	-	1,237,828	38,146
Rebate for investments in property, plant and equipment	-	(702,787)	(5,119,281)	-
	745,621	2,588,516	2,922,670	204,734

16. TRANSACTIONS WITH RELATED COMPANIES

During the years 2001, 2000 and 1999 ended at December 31 and at March 31, 2002 the Company and its affiliates made the following significant transactions with related companies, during the normal course of its operations (in thousands bolivars approximately):

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Sales of inventories	45,239	2,296,158	2,572,339	590,020
Purchase of inventories	887,813	3,486,832	12,711,829	12,369,980
Charges for consumption of electricity	2,933,050	5,892,936	6,705,423	5,246,136

As a product of these transactions and other of less importance the following balances, receivable and payable, were generated (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

ACCOUNTS RECEIVABLE	At March 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
Corporación Industrial de Energía, C.A.	47,649	17,161	9,510	27,614
Agroindustrial Mandioca, C.A.	-	16,663	-	-
J.C. Papeleras, C.A.	-	61,823	2,001,471	2,175,078
Inversiones Papeleras, C.A	-	-	-	225,782
Agropecuaria Mandioca, C.A.	1,040	1,112	1,250	601,735
Turbogeneradores de Venezuela, C.A.	-	3,459	3,691	-
Corporación Forestal Imataca, C.A.	-	-	3,369,701	-
Papeles Nacionales Flamingo, C.A.	-	-	588,879	968,232
Aserradero Venwood, C.A.	-	-	273,090	-
Turboven Maracay	7,421	-	733,441	75,748
Corporación Forestal Guayamure, C.A.			73,672	-
Turboven Company INC	-	4,560		-
Comercializadora Acatami, C.A.	-	-	127,134	-
	56,110	**104,778**	**7,181,840**	**4,074,189**

Stated in thousand constant Bs. at March 31, 2002

ACCOUNTS PAYABLE	At March 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
Losani, C.A.	-	808,591	486,678	563,728
Turbogeneradores Maracay, C.A.	1,554,548	513,387	994,203	192,979
Turboven Company INC	-	463,928	-	-
Simco Recycling Corporation, Inc	19,033	123,381	407,536	688,651
Inmuebles 3103150, C.A.	270,893	76,776	-	-
Agroindustrial Mandioca, C.A.	-	-	197,586	-
Seinforca	255,585	199,238	158,174	-
	2,100,059	2,185,301	2,244,178	1,445,358

17. LEGAL RESERVE

The Code of Commerce sets forth a provision of 5% of the net earnings of companies to establish a legal reserve until this reserve amounts to at least 10% of the capital stock. This reserve shall not be distributed as dividends.

During the year ended at December 31, 2000 the Company decided to adjust the amount of the aforementioned reserve, considering therefore the referred percentage based on the amount of the capital stock updated at the date of the financial statements.

18. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Next there are the monetary assets and liabilities in foreign currency at March 31, 2002 and at December 31, 2001, 2000 and 1999 registered in bolivars at the exchange rate of Bs.849.50, Bs.758.00, Bs.700.00, Bs.649.25 per US$1.00, respectively, according to the free market of foreign currency:

In thousands of US$	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Assets:				
Cash and temporary investments	6,472	5,671	17,079	23,859
Commercial accounts receivable	7,897	9,139	11,464	12,352
Accounts receivable related companies	-	34	1,668	1,641
Advances to suppliers and sundry debtors	3,976	2,384	638	3,325
	18,345	17,228	30,849	41,177
Liabilities:				
Promissory notes and bank overdrafts	1,263	1	4,009	1,287
Documents payable	2,061	3,777	14,145	12,011
Commercial accounts payable	15,737	18,626	20,490	22,934
Accounts payable related companies	21	1,149	1,063	1,416
Accumulated expenses payable and others	564	591	1,722	2,053
Long-term loans	-	1,684	8,399	27,293
	19,66	25,828	49,828	67,294

NATIONAL SECURITIES COMMISSION

Resolution No.016-86 as of January 27, 1987

a) Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2001, 2000 and 1999 and the interim financial statements for the period ended March 31, 2002.

In thousands of US$	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Assets:				
Cash and temporary investments	6,472	5,671	17,079	23,859
Commercial accounts receivable	7,897	9,139	11,464	12,352
Accounts receivable related companies	-	34	1,668	1,641
Advances to suppliers and sundry debtors	3,976	2,384	638	3,325
	18,345	17,228	30,849	41,177
Liabilities:				
Promissory notes and bank overdrafts	1,263	1	4,009	1,287

Documents payable	2,061	3,777	14,145	12,011
Commercial accounts payable	15,737	18,626	20,490	22,934
Accounts payable related companies	21	1,149	1,063	1,416
Accumulated expenses payable and others	564	591	1,722	2,053
Long-term loans	-	1,684	8,399	27,293
	19,66	25,828	49,828	67,294

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

Inventory accounts, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, unless the records of depreciation of the fixed assets and the redemptions of the deferred charges and the surplus of investments.

c) In addition to the original cost of inventories, fixed assets and investments, separately indicate the amount of the adjustments made to the corresponding accounts for difference in the exchange capitalized.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and any adjustment on these have been made for the concept of exchange differences.

d) The exchange types used to convert balances in foreign currency.

Transactions in foreign currency are registered at the exchange rate in effect at the date of operation. The balances in foreign currency have been registered at the following exchange rates:

At closure at December 31, 1999: Bs.649.25*US$

At closure at December 31, 2000: Bs.700.00*US$

At closure at December 31, 2001: Bs.758.00*US$

At closure at March 31, 2002: Bs.894.50*US$

e) The amount of the income or loss for exchange fluctuations.

For the period from 1/1/02 through 3/31/02 and for the years 2001, 2000 and 1999 the exchange income or loss stated in constant currency are the following:

March 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
Exchange profit	Exchange loss	Exchange loss	Exchange loss
27,281	(1,417,654)	(1,417,654)	(3,895,962)

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At December 31, 2001, 2000 and 1999 the deferred charges and other assets are mainly comprised by the trademarks owned by a foreign affiliate which amount to Bs. 1,354.6 million, Bs.1,435.7 million and Bs.1,516 million, respectively, net of the amortization fund amounting to Bs.227.7 million, Bs.146.8 million and Bs.101 million, respectively, which are redeemed in a period of twenty (20) years.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment (except for furniture and equipment) are presented at the values of the appraisals made by specialized independent appraisers in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities Commission concerning the use of devaluation indexes for machinery and equipment and inflation indexes for the rest of assets. These appraisals do not have seniority higher than three (3) years.

The furniture, equipment and further acquisitions at date of valuation were updated for inflation taking into account the date of origin based on IPC of that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets.

Disbursements for maintenance and repairs are charged to the results in the year they are incurred in, while those for renewal or improvements are capitalized.

Properties and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as a liability. The results obtained in the sales with leaseback are deferred and redeemed during the useful life of the relevant assets. Those results obtained for this type of transactions under the scope o enforcement of the Declaration of Accounting Principles No.14 (DPC-14) issued by the Federation of Public Accountant Colleges of Venezuela are deferred and redeemed

during the life of the corresponding contract. Property and equipment so registered are depreciated by the method and base indicated above.

Property and equipment at December 31, 2000 and 1999 stated in present costs at those dates, were restated in constant bolivars at December 31, 2000 by applying the annual variation of Consumer Price Indexes (CPI), except for the portion of the affiliates domiciled abroad that are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate that exceeds the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is redeemed based on the useful life applicable to the assets acquired.

For the period from 1/1/02 and 3/31/02 and for the years 2001, 2000 and 1999 the charge for the concept of depreciation expense of the fixed assets stated in constant currency at August 31, 200 is the following:

March 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
3,765,593	15,035,731	16,890,710	18,955,633

Balances stated in constant bolivars.

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

3.3. Financial relations (restated in foreign currency)

Restated in constant currency

INDICATOR	Closure at 3/31/02	Closure at 12/31/01	Closure at 12/31/00	Closure at 12/31/99
AC/ PC	1.84	1.96	1.77	1.36
Efect./ PC	0.21	0.17	0.16	0.24
PC/ Pat.	0.15	0.16	0.27	0.21
PC/ Pat	0.18	0.22	0.39	0.37

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

REPÚBLICA DE VENEZUELA 75 INTERPRETE PUBLICO

3.4. Reports by the Risk Classifying Companies

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contacts: Otto Rivero (582) 905.6383

Risk Classification Report . Summary Sheet.

Caracas – Venezuela. July 2002.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Type of bond: Unsecured Bonds Issuance No. 2002-I Term: From 15 to 360 days

Maximum Amount: Bs.8,000,000,000.00 Amortization of capital: 100% at two years

Issuance approved in General Shareholders' Meeting held on April 27, 2001.

Category: A Sub-category: A3 Date of report: July 10, 2002

Most recent financial statements: At 3/30/02 (non audited)

Next revision: In six (6) months.

Definition of A Category: "It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in economy."

- Definition of A3 Sub-Category: "It refers to instruments that have a very low risk for the investor. It has a proper capacity to pay capital and interests in the terms and periods agreed upon. At the opinion of the qualifier, only in extreme cases, eventual changes in the issuing company, the financial sector it belongs to or the march of the general economy may slightly increase the risk of the instrument under consideration."

For the Qualifying Board:

Otto Rivero S. (signed) Illegible.

César Mendoza Osio (signed) Illegible.

Sarmo Russo V. (signed) Illegible.

Foundations of the qualification:

- The operating margin of The Issuer has been steadily increase for the last three accounting fiscal years, indicating a solid 14.5% in the first quarter of AF02. Liquidity has equally had a positive performance.

- In AF01 Manpa obtained US$24 million cash for selling its Forest Division. Funds were partially applied to reduce the debt. At closure of such fiscal year, the financial debt net represents 5% of the net sales of the period (versus 15% in the previous year).
- The coverage of interests raised 6.5 times in AF01. The comfort of such coverage allows facing any unfavorable situation of the local lending interest rates.
- The recent noticeable devaluation of our currency will have a greater competitiveness to exports from the Issuer and represents a significant lack of incentive to imports, which grew without control due to the overvaluation the bolivar had.

Perspective of Sector:

Manpa is mainly devoted to the preparation of intermediate paper products (paper in reels or sheets that are used as consumables per company of the field) for Printing and Writing, Boxes and Packages and Hygienic paper, and at their conversion into finished products of industrial, commercial, domestic, school and office use. In 2001, the 39.0% of the production was sold in reels while the remainder 61.0% were converted and sold as finished product. The main plants are situated in Maracay, Aragua State, and in Valencia, Carabobo State.

After growing 10.2% in 1999, the apparent consumption of Hygienic paper and intermediate paper products produced by the Issuer was contracted 35.3% in 2000 and 3.4% in 2001. The most impacted areas have been in Printing an Writing paper (-61.2% in 2000 and –17.7% in 2001) and those of Boxes and Packages (-54.5 % in 2000 and –24.4% in 2001). This behavior reflects the tendency to the growing import of finished products instead of reel conversion by local producers. The consumption of Hygienic paper has been more stable, indicating a slight recovery in 2002 (+6.4%).

The overvaluation the Bolivar has been experienced since 1997 has stimulated imports to the detriment of the national production. Printing and writing paper imports average 31,440 MT for the last 5 years, while the average was of 7,404 MT for the last five years (1996-1992). Box and Packaging paper imports average 10,296 MT in the last 5 years,

while the average was of 3,206 MT during 1996-1992. Hygienic papers are less significant imports since this segment has natural barriers at the inflow of products from abroad. The overvaluation has impacted imports as well, which besides are affected by delays in payment by the Government in regard to "Draw-Back" payment. Although the contraction in the internal consumption and the high idle capacity, exports have contracted since 1997 (-9.6% in 1998; -3.4% in 1999; -28.5% in 2000; -8.6% in 2001). The most affected segments have been Boxes and Packages and Hygienic papers, with a relative stability in Printing and Writing exports.

During the first semester of 2002, the consumption has been affected as a consequence of recession, unemployment and the detriment of the salary of employees. However, the recent devaluation of the Bolivar stimulates imports and makes exports more competitive. The noticeable slump of the international prices of the virgin pulp (440 US$/MT average in 2001 versus 626 US$/MT average in 2000 for Manpa acquisitions) and the secondary fibers (221 US$/MT average in 2001 versus 317 US$/MT average in 2000 for Manpa acquisitions) equally favors local producers.

The installed capacity for production in each segment where Manpa participates is greatly balanced in regard to volume. In the segments of Printing and Writing and in Boxes and Packages, its sole local competitor is Venepal. Although the contraction in the internal consumption of these segments, the sales volume of Manpa was slightly contracted and even recovered in 2001 in Printing and Writing papers. This is the result of the increasing financial powers of Venepal that has led it to a virtual standstill. The circumstances have been equally used by Importers, that in 2001 controlled 50% of the Printing and Writing market and 38% of the Boxes and Packaging markets. In Hygienic papers, the main competitor of Manpa is Papeles Venezolanos, C.A. (Paveca). Local sales of Hygienic papers of issuer were reduced due to the apparent consumption in the year 2000 and a reduction in the market participation of Manpa in both years. In 1996 there was a new competitor, the multinational Kimberly-Clark acquiring the local company Papeles Guaicaipuro, C.A.

Financial results

In the AF98, Manpa registered an operating loss equivalent to 1.2% of its Net sales as a result of the adverse scenario to develop its operations. Earnings product of disinvestments in the area of power generation indicated a net income in the period. From the AF99, the operating margin has been steady increased, showing a solid 14.5% in the first quarter of AF02. The company had important cost reduction programs. The aim of the reprisals by the inflow of the new competitor in Hygienic products and the operating difficulties of Venepal created a more favorable environment for local prices. Manpa has concentrated on the paper business. Besides the aforementioned disinvestments, in the AF01 Manpa sold the assets of the Forest Division. The international prices of the primary and secondary fibers have dropped from the year 2000, which favored paper products. Although the reduction in the internal demand, the perspectives seem favorable since the recent correction of the overvaluation of the Bolivar suppose more competitive export prices and a lack of a powerful incentive for imports, which have occupied an important space of the internal market.

As the operating results were increasing and the interest rates stabilized the cover of interests were strengthening. After investing US$28.5 million in the AF97 and US$18.5 million in the AF98, investments were reduced to US$8.4 million in the AF99, US$4.3 million in the AFOO and US$6.0 million. This allowed for allocating funds to reduce the net financial debt. In the AF01, the sale of the Forest Division provided US$24 million of cash, being the debt reduction more drastic in this fiscal year. As the financial debt has been reduced, the company has maintained a higher percentage of such debt at a short-term, which leads to a lesser cost. At 3/31/02, the cash and cash equivalents cover 69% of the short-term financial debt. The investment level provided for and the best operating results allowed for maintaining the policy to reduce the debt for the next years. In the AF98, the liquidity and the acid test continued their decreasing tendency, product of the low operating yielding and the inflow to the floating capital of the short-term debt. In the AF99, the best operating performance, the reprogramming with the banks of the maturities of the short-term debt and the reduction in the rhythm of the investments allowed to recover both indexes. Following the concentration strategy in the paper

business, Manpa reflected in the current assets at closure of AFOO and AF01 the net assets of affiliates in impairment among which there were those related to the Forest division and the real estate owned by the company. Reduction in the rhythm of investments will allow for maintaining the higher level of liquidity the company currently holds. In the AF98, accounts receivable for exports to Colombia suffered significant delays due to the economic recession in such country. Between the AF98 and AF99, the accounts with higher risks were provisioned, affecting the operating margin. Since then the rotation of accounts receivable has had a positive performance. The concentration on the paper business has improved the efficiency in the use of assets for the last two fiscal years.

Manpa has reduced its short position in dollars for the last 3 fiscal years; that becomes important due to the strong devaluation the exchange rate has suffered. The operating exchange risk will be likewise reduced. The drop in international prices has favored import needs of pulp and secondary fibers that annually amount to US$50 million. The exports that have been reduced to circa US$20 million per year will be increased by a higher competitiveness of prices. The debt of Manpa is almost acquired in its totality in bolivars. Due to the instability of the current exchange market in the present year, the local lending interest rates may reach an average of 60% for corporate companies. The operating leverage of Manpa is low, considering that the raw material represents more than 50% of the production cots. A 10% reduction in income from sales, product of a minor internal demand to that expected would be easily absorbed.

Selected Indexes	At 12/31/01	At 12/31/00	At 12/31/99	At 12/31/98
Solvency and liquidity (times)				
Liquidity (current assets/ current liabilities)	1.95	1.79	1.46	1.19
Acid test	1.36	1.33	0.97	0.86
Rotation of accounts receivable	5.1	4.9	4.9	4.6
Rotation of inventories	4.1.	3.4	4.0	4.9
Cash and temporary investments/Current assets	0.09	0.10	0.22	0.28
Profitability (%)				

Operating margin	13.9	7.3	3.7	-1.2
Net margin	2.9	2.6	1.7	1.8
Net income/ Shareholder's Equity	1.7	1.5	0.9	1.0
Net income/ Total Assets	1.4	1.1	0.7	0.7
Indebtedness (times)				
EBITDA/ Net interests	6.50	2.58	1.68	0.80
Net financial debt/ Net sales	0.05	0.15	0.17	0.19
Liabilities / Shareholder's Equity	0.22	0.39	0.36	0.45
Current liabilities/ Liabilities	0.75	0.69	0.58	0.63
Financial debt/ Liabilities	0.36	0.43	0.53	0.56
Cash and cash equivalents/ Short-term financial debt	0.59	0.68	0.99	0.81
Net financial debt (constant Bs. Of March 2002)	14,428	36,429	42,137	49,455
Efficiency (times)				
Net sales/ Total assets	0.50	0.43	0.40	0.40
Net sales/ Fixed assets	0.70	0.67	0.60	0.61

WARNING: The present report does neither imply a recommendation to purchase, sell or maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time.

Shareholders	Participation
Claridge, L.T.D.	15.26%
Armaneca Bienes Raíces, C.A.	14.12%
Three-D International Marketing, Inc.	6.75%
Inversiones 85735, C.A.	6.32%
Brown Brothers Arriman & Co.	6.10%
Milanasa Corp.	6.04%
Fundación Carlos Delfino	4.36%
Veta Holdings AVV	2.80%
Inversiones Moravia C.A.	2.22%

Shareholders	Participation
Inversiones SF118, C.A.	2.17%
Others with less than 2.17%	33,87%
Total	100.0%

PROGRAMS OF EXPANSION AND GROWING

Manpa management does not plan to make any significant capital investments or disinvestments during the period of validity of commercial papers. The investments expected are destined to optimize the production processes and are placed in levels equivalent to 5.45% of the net sales in the AF02 and 7.35% in the AF03.

IMPACT OF ISSUANCE

Unsecured Bonds at Bearer up to Eight Thousand Million bolivars (Bs.8,000,000,000.00) would allow the Issuer to refinance the debt as short-term for a middle-term debt, thus improving their liquidity indexes.

The Qualifying Board:

Sarino Russo V. (signed) Illegible.

Otto Rivero S. (signed) Illegible.

César Mendoza Osio (signed) Illegible.

WARNING: The present report does neither imply a recommendation to purchase, sell or maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time. --

CLASIFICADORES ASOCIADOS S&S, C.A.

A risk qualifying company. Phones: (582) 266.3854 – 266.6963 – 266.0250

Logotype of Manpa; Ref.:007-017. A Category; A3Sub-Category; Eduardo Grasso V. (signed) Illegible; Juan A. Rodríguez B. (signed) Illegible; Hilario Ramírez M. (signed) Illegible. Caracas, July 9, 2002.

CHARACTERISTICS OF ISSUANCE

Name of issuer: Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Description of Securities: Issuance of Commercial papers at bearer up until the EIGHT THOUSAND BOLIVARS (Bs.8,000,000,000.00), approved by the General Shareholder's Meeting held on April 27, 2001.

Term of Securities: From 15 to 360 days.

The last financial statements considered: Non-audited financial statements at March 31, 2002 stated in both historical and constant values.

DESCRIPTION REPORT

Definition of the Category: It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in economy.

Definition of the Sub-Category: It refers to instruments that have a very low risk for the investor. It has a proper capacity to pay capital and interests within the terms and periods agreed upon. At the opinion of the qualifier, only in extreme cases, eventual changes in the issuing company, the financial sector it belongs to or the march of the general economy may slightly increase the risk of the instrument under consideration.

Periodicity of the qualifying revision during the validity of the security: NINETY (90) DAYS from the date of authorization to make public offer by the National Securities Commission, when the Risk Qualifying Company is aware of facts that, by their nature, are susceptible of substantially altering the payment capacity of issuer, of the capital or of the interests, or when that is demanded by the National Securities Commission.

BACKGROUND

Manufacturas de Papel C.A. (Manpa) was established on March 30, 1950 with the purpose of manufacturing multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. Currently, Manpa is vertically integrated a paper-manufacturing company oriented to the production of industrial multifolding sacks, bags, school and office products, reams, four quires of letter paper, continuous forms and tissue paper.

During the year 2001, the Venezuelan paper industry developed in an adverse environment because there was a drop of the national production of papers, cards and

cardboards from 433,942 to 426,239 MT, representing a fall of 1.78% while the apparent consumption was reduced 5.23% in regard to the previous year according to the figures of the Venezuelan Pulp, Paper and Cardboard Producers (APROPACA). The inflow of imported finished products due to the overvaluation of the Bolivar compared to the U.S. dollar, the misinterpretation of certain customs exonerations and the illegal entrance of imported paper have been factors that have reduced to one third the national production levels, making the number of companies and the labor force of the sector been reduced fifty per cent in the last four years. In the fiscal year 2001, the consolidated sales volume of Manpa, excluding the sales of the Forest Division in the year 2000 for comparative purposes were increased in 2.70% in regard to the previous year when passing 134,440 to 138,073 MT, product of the increase of the local demand due to the increase of the domestic economic activity and to the retire from the market of an important producer, mainly reflected in the areas of reams, four quires of letter paper, continuous forms that compensated the adverse effect of the biggest import of white paper product of the overvaluation of the Bolivar, the illegal inflow into the local market of certain types of white paper and the drop in exports. For the first quarter of the year 2002, the sales volume was reduced 9.14% compared to the same period of the last year to reach 33,405 MT, product of the lesser level of domestic demand, mainly in the areas of Printing-Writing and of Bags-Packages.

At December 01, Manpa liquidity indicators registered an increase in constant terms in regard to the previous fiscal years, placed in the highest level of the series analyzed, reaching 1.95x the liquidity and 0.94x the acid liquidity (1.79x and 0.65x at December 00, respectively), product of the payment of bank promissory notes, documents payable and financial leasing amounting to a global Bs.28,359 million, financed through a greater generation of cash in operations and the sales of the forest division (US$45 million), which compensated the real drop of inventories, related to the efficient management of them and to the lesser international prices of the raw material. At March 02, the aforementioned indexes experience a reduction when placed 1.55x and 0.84, respectively, mainly a result of the registration within the provision for investments, assets previously destined to liquidation and the drop of the balance of the accounts

receivable given rise to a better management of collection; however, these ratios are kept at satisfactory levels.

Since 2000, in order to compensate the performance of the national paper sector, the management applied a series of policies based on the re -dimensioning of the company through the disposal of non-central assets, cost reduction and more efficiency in regard to management of the non-financial working capital, having as objective the reduction of the financial debt. Thus, we observe within the cash cycle, a reduction of the average period of commercial collection from 79 to 62 days due to the better collection management and the greater composition of local sales. On its part, the speed to make inventories recorded an improvement when placed at 88 days. The average payment period to suppliers decreased to 72 days at March 02 due to the price reduction and to the lesser purchases of raw materials.

The level of total indebtedness in constant values of Manpa at December 01 records a significant decrease in regard to the previous year, when evolving from 0.38x to 0.22x, moving to levels adequate and inferior to the average of the series analyzed. This performance was mainly determined by the company strategy to pay financial liabilities through the funds generated from the sell of the forest division (US$45 million) and the operating cash flow; thus, the net financial debt was reduced from Bs. 36,429 million at December 00 to Bs.14,428 million at December 01. That counteracted the contraction of the equity base in 6.87% for the period as a consequence of holding non-monetary assets amounting to Bs.279,260 million. As a consequence, the relation of financial expenses to operating income has registered a significant decrease during the year 2001 to reach 0.25x (0.89x at December 00), combined with the fall of both the average domestic and foreign interest rates. In this way, the company has reduced its exposure to changes in the interest rates. At March 02, as a consequence of the payment of the short-term and long-term financial debt, the total liability decreased to 7.31% amounting to Bs.55,836 making that the shareholder's equity indebtedness index is reduced to 0.18x. However, due to the increase in the local interest rates, the relation between the financial expenses and the operating income was increased to 0.41x and maintained at proper levels.

The exchange risk of Manpa has been placed at low levels during the series under study due to the constant policy to maintain cash and due from banks in dollars provided the uncertainty of the macroeconomic environment. At December 01, the relation currency wedge to shareholders' equity experimented a reduction in respect to the previous fiscal year (-2.50% versus –5.33%) although it maintains a deficit balance due to the strategy to minimize exchange exposure through the payment of financial liabilities at short and long-term as well as documents payable in foreign currency for a total balance of US$21,091 million. At March 02, the aforementioned ratio shows a satisfactory behavior since the position of the foreign currency registered a surplus behavior thanks to the higher accumulation of cash in dollars and the increment of the accounts receivable associated to the sales abroad due to the greater dynamism of exports for the quarter. Thus, the relation of currency wedge to shareholder's equity was placed in a satisfactory level of 0.65%.

During the last years, Manpa has operated in an environment characterized by a reduced dynamism of the internal consumption and a deceleration of the industrial activity together with a loss of the competitiveness level of the Bolivar in front of its main commercial partners. However, the rotation of company's total assets and that of the fixed assets experimented a slight increase in the fiscal year ended at December 01, impacted by the separation of the forest division and the reduced plant investment. All this, together with the process of cost control, elimination of publicity expenses as well as the reduction of the average prices of the raw material in the international markets, and the reduction of the financing cost for the reduction of the net financial debt meant an increase of the operating and net margin to 13.92% and 2.86% respectively; however, in the case of this latter margin the lack of use of the previous tax losses (7.29% and 2.61% in 2000). That resulted in an increase in constant terms of the profitability levels of the available assets (ROA) and of the own resources (ROE) when placed at 1.28% and 1.67% respectively (1.06% and 1.46% at December 00). At March 02, as a consequence of the higher integral financing cost for the effect of increasing the local interest rates and the lesser monetary earning thanks to the higher proportion of

monetary assets that compensated the higher operating margin, both the ROA and ROE declined to 0.71% and 0.85%, respectively.

Historically, the operating cash flow and the coverage of net interests of Manpa have shown a cyclical behavior that means a relative volatility, complying with the performance of the local paper market, the variations of the international pulp prices, the evolution of the interest rates and the shifting of the exchange rate, which in whole determine the management of the non-financial working capital. However, the coverage of average interests for the series analyzed is placed at the proper levels. In the fiscal year 2001, the operating cash flow calculated by S&S in historical terms indicates an increase of 128% when totaling Bs.9,185 million, product of the increase of the operating margin and the less rotation of inventory and the accounts receivable, while the coverage of interests is placed in 2.75x, a level slightly higher to the average of the series subject to study (1.45 times at December 00). At March 2002, both the operating cash flow and the coverage improved to Bs.8,788 million and 4.64x, respectively, a result of the shorter period of credit to clients, the higher inventories and the increase in the operating margin.

According to the sensitivity projections and analysis carried out by Clasificadores Asociados S&S in historical bolivars for the annual fiscal years ended at December 2002 and the six-month period ended at June 2003 under two scenarios, framed by a process of adjustment of the main macro economical variables, a reduced dynamism of the local paper market and an enhancement cycle of international prices of pulp (reducing the company earning margins). The coverage of financial expenses would be placed in a minimum of 3.54 times, while the coverage of capital and interests would be placed in 1.22 times, including the impact of the issuance subject to study. For the period of analysis, it was considered a maximum devaluation level of 100%, a maximum accumulated inflation of 50% and some lending rates that would be placed in a maximum average of 51%.

The Qualifying Board, taking into account the evolution of the liquidity indexes, the important reduction of the net debt, the improvement of the operating margin, the increase of the coverage of interests provided by the operating cash flow, the proper

INTERPRETE PUBLICO 87

capital and interest coverage projected, the low dynamism of the domestic paper sector, the relative historical variability of the operating cash flow as well as the term of the securities that mean a higher level of financial uncertainty, grants the present issuance the A Category, the A3 Sub-Category, and places it in a lower range of the sub-category appointed.

√ This qualification does neither imply a recommendation to purchase, sell or maintain a security nor a guarantee of payment of security, but a valuation of the probability that the capital of such security and its yielding are paid in due time.

4. SUPPLEMENTARY INFORMATION

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, through the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335
- LETICIA LEVEL Phone 901-2245

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE OF THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA (signed). I.D. Card No.5.534.882

Finance Corporate Vice-President.

LETICIA LEVEL (signed). I.D. Card No.6.401.405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Cacaito

PHONES: 901.23.35/ 901.22.45

FAX: 901.23.17

GENERAL INDEX Page

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

-2002-

Maximum authorized amount Bs.8,000,000,000.00

Coordinator: [Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Translator's Note:

At the upper right margin of the front page of the prospectus and some of its internal pages there is a wet seal that reads as follows: "National Securities Commission. 02 October 8 AM 11:44. FILE. RECEIVED." At the upper right margin of the front page of the prospectus there is a wet seal that reads as follows: "Please return signed and sealed" ---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 27, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FLOWS IN EQUITY ACCOUNTS
FOR THE YEARS ENDING AT DECEMBER 31, 2001, 2000 AND 1999
Re-stated in constant bolivars at December 31, 2001
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated balance net for future capital increments	Accrued result from translation of foreign subsidiary	Retained Earnings		Result from holding non-monetary assets	Total Equity
					Legal Reserve	Undistributed		
BALANCES PREVIOUSLY REPORTED AT DEC. 31, 1998	22,940,094	46,692,596	119,593,551	171,586	20,011,227	21,740,061	57,168,866	288,317,981
Effect accumulated for updating of shareholders'equity at beginning of the year from foreign affiliates (Note 1)	-	-	-	(36,790)	-	(3,008,356)	-	(3,045,146)
INITIAL NET BALANCES	22,940,094	46,692,596	119,593,551	134,796	20,011,227	18,731,705	57,168,866	285,272,835
Cash dividends	-	-	-	-	-	(3,229,715)	-	(3,229,715)
Net income	-	-	-	-	-	3,201,715	-	3,201,715
Provision for the year	-	-	-	-	-	-	-	-
Accrued result from translation of foreign subsidiary	-	-	-	30,135	-	-	-	30,135
Result from holding non-monetary assets	-	-	-	-	-		25,041,399	25,041,399
BALANCES AT DEC. 31, 1999	22,940,094	46,692,596	119,593,551	164,931	20,011,227	18,703,705	82,210,265	310,316,369
Cash dividends	-	-	-	-	-	(4,209,618)	-	(4,209,618)
Net income	-	-	-	-	-	4,321,385	-	4,321,385
Adjustment and transfer of legal reserve of affiliates for disposal	-	-	-	-	(13,047,958)	13,047,958	-	-
Accrued result from translation of foreign subsidiary	-	-	-	24,100	-	-	-	24,100
Result from holding non-monetary assets	-	-	-	-	-	-	(30,329,316)	(30,329,316)
BALANCES AT DEC. 31, 2000	22,940,094	46,692,596	119,593,551	189,031	6,963,269	31,863,430	51,880,949	280,122,920
Cash dividends	-	-	-	-	-	(4,801,224)	-	(4,801,224)
Net income	-	-	-	-	-	4,514,036	-	4,514,036
Adjustment and transfer of legal reserve from affiliates for disposal	-	-	-	-	-	-	-	-
Accrued result from translation of foreign subsidiary	-	-	-	11,032	-	-	-	11,032
Result from holding non-monetary assets	-	-	-	-	-	-	(18,970,599)	(18,970,599)
BALANCES AT DEC. 31, 2001	22,940,094	46,692,596	119,593,551	200,063	6,963,269	31,576,242	32,910,350	260,876,165

See notes to consolidated financial statements

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FLOWS IN EQUITY ACCOUNTS
FOR THREE-MONTH PERIOD ENDED AND THE YEARS ENDING AT DECEMBER 31
Re-stated in constant bolivars at March 31, 2002
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated balance net for future capital increments	Accrued result from translation of foreign subsidiary	Retained Earnings		Result from holding non-monetary assets	Total Equity
					Legal Reserve	Undistributed		
BALANCES PREVIOUSLY REPORTED AT DEC. 31, 1998	22,940,094	51,599,600	128,021,288	171,586	21,421,415	23,272,079	61,197,546	308,623,608
Effect accumulated for updating of shareholders'equity at beginning of the year from foreign affiliates	-	-	-	(36,790)	-	(3,220,354)	-	(3,257,144)
INITIAL NET BALANCES	22,940,094	51,599,600	128,021,288	134,796	21,421,415	20,051,725	61,197,546	305,366,464
Cash dividends	-	-	-	-	-	(3,457,312)	-	(3,457,312)
Net income	-	-	-	-	-	3,497,441	-	3,497,441
Accrued result from translation of foreign subsidiary	-	-	-	30,135	-	-	-	30,135
Result from holding non-monetary assets	-	-	-	-	-		25,146,554	25,146,554
BALANCES AT DEC. 31, 1999	22,940,094	51,599,600	128,021,288	164,931	21,421,415	20,091,854	86,344,100	330,583,282
Cash dividends	-	-	-	-	-	(4,506,269)	-	(4,506,269)
Net income	-	-	-	-	-	4,470,156	-	4,470,156
Adjustment and transfer of legal reserve of affiliates for disposal	-	-	-	-	(13,967,445)	13,967,445	-	-
Accrued result from translation of foreign subsidiary	-	-	-	24,100	-	-	-	24,100
Result from holding non-monetary assets		-	-	-	-	-	(32,466,618)	(32,466,618)
BALANCES AT DEC. 31, 2000	22,940,094	51,599,600	128,021,288	189,031	7,453,970	34,023,186	53,877,482	298,104,651
Cash dividends	-	-	-	-	-	(5,139,565)	-	(5,139,565)
Net income	-	-	-	-	-	4,822,499	-	4,822,499
Accrued result from translation of foreign subsidiary	-	-	-	11,032	-	-	-	11,032
Result from holding non-monetary assets	-	-	-	-	-	-	(18,552,652)	(18,552,652)
BALANCES AT DEC. 31, 2001	22,940,094	51,599,600	128,021,288	200,063	7,453,970	33,801,413	35,229,537	279,245,964
Cash dividends		-	-	-	-	(4,781,130)	-	(4,781,130)
Net income		-	-	-	-	618,913	-	618,913
Adjustment and transfer of legal reserve from affiliates for disposal		-	-	-	-	-	-	-
Accrued result from holding of foreign subsidiary		-	-	-	-	-	-	-
Result from holding non-monetary assets		-	-	-	-	-	30,685,774	30,685,774
BALANCES AT MARCH 31, 2002	22,940,094	51,599,600	128,021,288	200,063	7,453,970	29,639,196	65,913,310	305,769,521

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.
PRODUCTION AND SALES COST STATEMENT
OF THE LAST 3 FISCAL YEARS AND THREE-MONTH PERIOD AT MARCH 31, 2002
Stated in thousand constant bolivars at March 31, 2002

	3 MONTHS ENDED AT MARCH 31, 2002	YEAR ENDED AT DECEMBER 31, 2001	YEAR ENDED AT DECEMBER 31, 2000	YEAR ENDED AT DECEMBER 31, 1999
DIRECT LABOR	3,249,567	12,900,679	13,496,108	12,946,948
MATERIAL USED:				
INITIAL INVENTORIES	15,605,696	22,754,035	17,721,663	11,961,493
RAW MATERIALS ACQUIRED	10,531,673	46,191,023	67,450,980	85,625,227
FINAL INVENTORIES	(14,864,754)	(15,605,696)	(22,754,035)	(17,721,663)
	11,272,615	53,339,362	62,418,608	79,865,057
INDIRECT EXPENSES:				
INDIRECT LABOR	1,231,891	4,882,909	6,790,299	6,514,477
MATERIALS AND SPARE PARTS	2,364,664	8,874,405	8,280,395	8,746,010
DEPRECIATION	3,426,690	13,682,516	15,370,546	17,249,625
ENERGY AND COMBUSTIBLES	2,934,677	9,435,662	9,294,671	9,033,062
OTHER MANUFACTURING EXPENSES	1,821,113	6,298,725	7,822,491	4,874,711
	11,779,035	43,174,217	47,558,402	46,417,885
TOTAL PRODUCTION COSTS	26,301,217	109,414,528	123,473,118	139,229,890
IN PROCESS AND FINISHED PRODUCTS				
INITIAL INVENTORY	13,262,129	14,242,257	17,295,545	17,451,465
FINAL INVENTORY	(12,089,996)	(13,262,129)	(14,242,257)	(17,295,545)
TOTAL COST SALES	27,473,350	110,394,386	126,526,406	139,385,810

INVENTORIES AT BEGINNING OF THE FISCAL YEAR	28,867,825	36,966,292	34,017,208	29,412,958
INVENTORIES AT THE END OF THE FISCAL YEAR	(26,985,750)	(28,867,825)	(36,996,292)	(35,017,208)

Manufacturas de Papel, C.A., (MANPA) S.A.C.A

03 FEB -6 AM 7:21

EMISION DE OBLIGACIONES QUIROGRAFARIAS AL PORTADOR
-2002-
Monto Máximo Autorizado: Bs. 8.000.000.000,00

Coordinador:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A

INDICE GENERAL

17. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaito, a través de las siguientes personas:

- JUAN ANTONIO LOVERA Telf.: 901.23.25 / 23.35
- LETICIA LEVEL Telf.: 901.22.45

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:

- JUAN ANTONIO LOVERA — ***C.I. N° 5.534.882***
Vicepresidente Corporativo de Finanzas

- LETICIA LEVEL — ***C.I. N° 6.401.405***
Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaito

TELEFONOS: 901.23.35 / 901.22.45

FAX: 901.23.17

SUSTENTO (Continuación)

al manejo del capital de trabajo no financiero, teniendo como objetivo la reducción de la deuda financiera. De esta forma, observamos dentro del ciclo de caja, una reducción del periodo promedio de cobro comercial de 79 a 62 días, debido a la mejor gestión de cobranza y por la mayor composición de ventas locales. Por su parte, la velocidad de realización de los inventarios registró un mejoramiento al ubicarse en 88 días. Por su parte, el periodo de pago promedio a proveedores descendió a 72 días a Mar-02, debido al descenso del precio y a las menores compras de materias primas.

El nivel de endeudamiento total en valores constantes de Manpa a Dic-01 registra un considerable decrecimiento respecto al año anterior, al evolucionar de 0,38x a 0,22x, situándose en niveles adecuados e inferiores al promedio de la serie analizada. Este desempeño estuvo determinado principalmente por la estrategia de la empresa de cancelar los pasivos financieros a través de los fondos generados por la venta de la división forestal (US$ 45 millones) y del flujo de caja operacional; de esta forma, la deuda financiera neta se redujo de Bs. 36.429 millones a Dic-00 a Bs. 14.428 millones a Dic-01. Ello contrarrestó la contracción de la base patrimonial en 6,87% en el periodo, debido al efecto de la tenencia de activos no monetarios, para alcanzar Bs. 279.260 millones. Como consecuencia, la relación de gastos financieros a utilidad operativa ha registrado un descenso importante durante el año 2001 para alcanzar 0.25x (0,89x a Dic-00), aunado por la caída tanto de las tasas de interés promedio domésticas y foráneas. De esta manera, la empresa ha reducido su exposición ante cambios en las tasas de interés. A Mar-02, producto de la cancelación de deuda financiera a corto y largo plazo, el pasivo total decreció en 7,31% alcanzando Bs. 55.836, ocasionando que el índice de endeudamiento patrimonial se redujera a 0,18x; sin embargo, debido al incremento de las tasas de interés locales, la relación de gastos financieros a utilidad operativa se incrementó a 0,41x, manteniéndose en niveles adecuados.

El riesgo cambiario de Manpa se ha ubicado en niveles bajos durante la serie en estudio, debido a la constante política de mantener disponibilidades de caja en dólares dada la incertidumbre del entorno macroeconómico. A Dic-01, la relación calce de monedas a patrimonio experimentó un descenso respecto al ejercicio anterior (-2,50% versus -5,33%) a pesar de mantener un saldo deficitario, debido a la estrategia de minimizar la exposición cambiaria a través de la cancelación de pasivos financieros a corto y largo plazo, así como documentos por pagar denominados en moneda extranjera por un saldo total de US$ 21.091 millones. A Mar-02, el mencionado ratio muestra un comportamiento satisfactorio, ya que la posición en moneda extranjera registró un saldo superavitario gracias a la mayor acumulación de efectivo denominado en dólares y por el crecimiento de las cuentas por cobrar asociadas a las ventas en el exterior, debido al mayor dinamismo de las exportaciones en el trimestre; de esta forma, la relación de calce de moneda a patrimonio se situó en un nivel satisfactorio de 0,65%.

Durante los últimos años, Manpa ha operado en un entorno caracterizado por un reducido dinamismo del consumo interno y una desaceleración de la actividad industrial, junto con una pérdida del nivel de competitividad del bolívar frente a sus principales socios comerciales. Sin embargo, la rotación del activo total y del activo fijo de la empresa, experimentó un leve aumento en el ejercicio finalizado en Dic-01, afectado por la desincorporación de la división forestal y la reducida inversión en planta. Todo ello, unido al proceso de control de costos, eliminación de gastos de publicidad, así como por la reducción de los precios promedio de la materia prima en los mercados internacionales, y el descenso del costo de financiamiento por la reducción de la deuda financiera neta, implicaron un incremento del margen operativo y neto a 13,92% y 2,86% respectivamente, no obstante, en el caso de este último margen de la no utilización de pérdidas fiscales anteriores (7,29% y 2,61% en el 2000). Ello derivó en un aumento en términos constantes de los niveles de rentabilidad de los activos disponibles (ROA) y de los recursos propios (ROE), al situarse en 1,28% y 1.67% respectivamente (1,06% y 1.46% a Dic-00). A Mar-02, debido al mayor costo integral de financiamiento por efecto del incremento de las tasas de interés locales y la menor ganancia monetaria gracias a la mayor proporción de activos monetarios, que compensó el mayor margen operativo, tanto el ROA como el ROE, desmejoran a 0,71% y 0,85%, respectivamente.

Históricamente, el flujo de caja operativo y la cobertura de intereses netos de Manpa han mostrado un comportamiento cíclico que implica una relativa volatilidad, obedeciendo al desempeño del mercado papelero local, a las variaciones de los precios internacionales de la pulpa, a la evolución de las tasas de interés y los deslizamientos del tipo de cambio, los cuales en su conjunto determinan el manejo del capital de trabajo no financiero. No obstante, la cobertura de intereses promedio para la serie analizada se ubica en niveles adecuados. En el ejercicio 2001, el flujo de caja operativo calculado por S&S en términos históricos, muestra un incremento de 128%, al totalizar Bs. 9.185 millones, producto del incremento del margen operativo y la menor rotación del inventario y de las cuentas por cobrar, mientras que la cobertura de intereses se sitúa en 2,75x, nivel ligeramente superior al promedio de la serie objeto de estudio (1,45 veces veces a Dic-00). A Mar-02, tanto el flujo de caja operativo como la cobertura mejoran a Bs. 8.788 millones y 4,64x, respectivamente, producto del menor plazo de crédito a clientes, mayor realización de inventarios y del aumento del margen operativo.

De acuerdo a las proyecciones y análisis de sensibilidad realizados por Clasificadores Asociados S&S en bolívares históricos, para los ejercicios anuales culminados en Dic-2002, Dic-2003 y Dic-2004, bajo dos escenarios, enmarcados, en los dos primeros años, por un proceso de ajuste de las principales variables macroeconómicas y un reducido dinamismo del mercado papelero local. Asimismo, se estima para el periodo de proyección, un ciclo expansivo de los precios internacionales de la pulpa (reduciendo los márgenes de ganancia de la empresa). De esta forma, la cobertura de gastos financieros se ubicaría en un mínimo de 3,54 veces, mientras que la cobertura de capital e intereses ponderada se situaría en 1,64 veces, incluyendo el impacto de la emisión objeto de estudio. Para el periodo de análisis se consideró un nivel máximo de devaluación de 100%, una inflación acumulada máxima de 50% y unas tasas activas que se ubicarían en un promedio máximo de 51%.

La Junta Calificadora, tomando en cuenta la evolución de los índices de liquidez, la importante reducción de la deuda neta, la mejora del margen operativo, el incremento de las coberturas de intereses provista por el flujo de caja operativo, las adecuadas coberturas de capital e intereses proyectadas, el bajo dinamismo del sector papelero doméstico, la relativa variabilidad histórica del flujo de caja operativo, así como el plazo de los títulos que implica un mayor nivel de incertidumbre económica, le otorga a la presente emisión la ***Categoría "A", Sub-Categoría "A3"***, ubicándola en el rango inferior de la sub-categoría asignada.

Sociedad Calificadora de Riesgo

Teléfonos: (582) 266.3854 - 266.6963 - 266.0250

CARACTERÍSTICAS DE LA EMISIÓN

Nombre del Emisor : *Manufacturas de Papel, C.A. (Manpa) S.A.C.A.*

Descripción de los Títulos: Emisión de Obligaciones Quirografarias al portador hasta por la cantidad de OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000), aprobada por la Asamblea General de Accionistas celebrada el 27 de abril de 2001.

Plazo de los Títulos: Dos (2) años.

Últimos estados financieros considerados: Estados financieros no auditados al 31 de marzo de 2002, expresados tanto en valores históricos como constantes.

DICTAMEN DE CALIFICACIÓN

Definición de la Categoría: Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía. Sólo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado.

Definición de la Sub-Categoría: Se trata de instrumentos que presentan para el inversor un muy bajo riesgo. Cuentan con una adecuada capacidad de pago, del capital e intereses, en los términos y plazos pactados. A juicio del calificador, sólo en casos extremos, eventuales cambios en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, podrían incrementar levemente el riesgo del instrumento bajo consideración.

Periodicidad de la revisión de la calificación durante la vigencia del título: NOVENTA (90) DIAS contados a partir de la fecha de autorización para realizar oferta pública por parte de la Comisión Nacional de Valores; cuando la Sociedad Calificadora de Riesgo tenga conocimiento de hechos que, por su naturaleza, sean susceptibles de alterar sustancialmente la capacidad de pago del emisor, del capital o de los intereses; o cuando ello sea exigido por la Comisión Nacional de Valores.

SUSTENTO

Manufacturas de Papel, C.A. (Manpa), fue fundada el 30 de marzo de 1950 con el objetivo de fabricar sacos multipliegos destinados a cubrir las necesidades de C.A. Fábrica Nacional de Cementos. Actualmente, Manpa es una compañía papelera integrada verticalmente, orientada a la producción de sacos industriales multipliegos, bolsas, productos escolares y de oficina, resmas, resmillas, formas continuas y papel tissue.

Durante el año 2001, la industria papelera venezolana se desenvolvió en un entorno adverso, ya que se apreció un descenso de la producción nacional de papeles, cartulinas y cartones de 433.942 a 426.239 tm, representando una caída del 1,78%; mientras que el consumo aparente decreció un 5,23% respecto al año anterior, según las cifras de Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA). La entrada de productos terminados importados debido a la sobrevaluación del bolívar respecto al dólar estadounidense, la mala interpretación de ciertas exoneraciones arancelarias y el ingreso ilegal de papel importado, han sido factores que han reducido en un tercio los niveles de producción nacional, ocasionando que el número de empresas y la fuerza laboral del sector haya disminuido en un cincuenta por ciento en los últimos cuatro años. En el año fiscal 2001, los volúmenes de venta consolidados de Manpa, excluyendo las ventas de la División Forestal en el año 2000 para fines comparativos, se incrementaron en 2,70% respecto al año anterior, al pasar de 134.440 a 138.073 tm, producto del incremento de la demanda local por el crecimiento de la actividad económica doméstica y por la salida del mercado de un productor importante, reflejándose principalmente en los rubros de resmas, resmillas y formas continuas, que compensó el efecto adverso de la mayor importación de papel blanco producto de la sobrevaluación del bolívar, el ingreso al mercado local de forma ilegal de ciertos tipos de papel blanco y el descenso de las exportaciones. Para el primer trimestre del año 2002, el volumen de ventas se redujo en 9,14% con relación al mismo periodo del año pasado, para alcanzar 33.405 tm, producto del menor nivel de demanda doméstica, fundamentalmente en las áreas de Imprimir-Escribir y de Empaque-Embalaje.

A Dic-01, los indicadores de liquidez de Manpa registraron un crecimiento en términos constantes con relación al ejercicio anterior, ubicándose en el nivel más elevado de la serie analizada, alcanzando 1,95x la liquidez y 0,94x la liquidez ácida (1,79x y 0,65x a Dic-00, respectivamente), producto de la cancelación de pagarés bancarios, documentos por pagar y arrendamientos financieros por un monto global de Bs. 28.359 millones, financiada a través de la mayor generación de efectivo en operaciones y de la venta de la división forestal (US$ 45 millones), que compensó el descenso real de los inventarios, asociado al manejo eficiente de los mismos y a los menores precios internacionales de la materia prima. A Mar-02, los citados índices experimentan una reducción al situarse en 1,55x y 0,84x, respectivamente, debido principalmente al registro dentro de la partida de inversiones, activos previamente destinados a liquidación y a la caída del saldo de las cuentas por cobrar motivado a la mejor gestión de cobranzas; no obstante, estos ratios se mantienen en niveles satisfactorios.

Desde el año 2000, a fin de compensar el desempeño del sector papelero nacional, la gerencia aplicó una serie de políticas basadas en el redimensionamiento de la empresa a través de la desincorporación de activos no medulares, la reducción de costos y una mayor eficiencia en cuanto

MANPA

Ref.:007-018

Categoría

A

Sub-Categoría

A3

EDUARDO GRASSO V.

JUAN A. RODRÍGUEZ B.

HILARIO RAMÍREZ M.

Caracas, 9 de julio de 2002.

Esta calificación *no implica recomendación para comprar, vender o mantener un título valor, ni implica una garantía del pago del título*, si no una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

Accionistas	Participación
Claridge, L.T.D.	15,26%
Armaneca Bienes Raices. C.A.	14,12%
Three-D International Marketing Inc.	6,75%
Inversiones 85735, C.A.	6,32%
Brown Brothers Harriman & Co.	6,10%
Milanasa Corp.	6,04%
Fundación Carlos Delfino	4,36%
Veta Holdings AVV	2,80%
Inversiones Moravia, C.A.	2,22%
Inversiones SF118, C.A.	2,17%
Otros con menos del 2,17%	33,87%
Total	100,00%

PROGRAMAS DE EXPANSION Y CRECIMIENTO.

La Gerencia de Manpa no tiene previsto realizar inversiones o desinversiones significativas de capital, durante el período de vigencia de los papeles comerciales. Las inversiones previstas están destinadas a la optimización de los procesos productivos y se ubican en niveles equivalentes al 5,45% de las ventas netas en el AF02, 7,35% en el AF03 y 8,45% en el AF04.

IMPACTO DE LA EMISION.

Las Obligaciones Quirografarias al portador hasta por un monto de Ocho mil millones de bolívares (Bs. 8.000.000.000,00) permitirán al Emisor refinanciar deuda a corto plazo por deuda a mediano plazo, mejorando así sus índices de liquidez.

Junta Calificadora:

Sarino Russo V.

Otto Rivero S.

César Mendoza Osio

ADVERTENCIA.

El presente Dictamen no implica recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

costo menor. Al 31/03/02, el efectivo y equivalentes cubren 69% de la deuda financiera de corto plazo. El nivel de inversiones previstos y los mejores resultados operativos, permiten mantener la política de reducción de deuda para los próximos años.

En el AF98, la liquidez y la prueba del ácido continuaron su tendencia decreciente, producto del bajo rendimiento operativo y de la entrada al circulante de deuda a largo plazo. En el AF99, el mejor desempeño operativo, la reprogramación con la banca los vencimientos de la deuda a corto plazo y la reducción en el ritmo de las inversiones permitieron la recuperación de ambos índices. Siguiendo la estrategia de concentración en el negocio de papel, Manpa reflejó en el activo circulante al cierre del AF00 y AF01, los activos netos de filiales en desincorporación entre los que se encontraban los relativos a la División Forestal e inmuebles propiedad de la compañía. La reducción en el ritmo de las inversiones, permitirá mantener el mayor nivel de liquidez que actualmente detenta la compañía. En el AF98, las cuentas por cobrar por exportaciones a Colombia sufrieron importantes atrasos por la recesión económica en dicho país. Entre el AF98 y el AF99, las cuentas mas riesgosas fueron aprovisionadas, afectando el margen operativo. A partir de entonces la rotación de cuentas por cobrar ha tenido un desempeño positivo. La concentración en el negocio de papel, ha mejorado la eficiencia en el uso de los activos en los dos últimos ejercicios.

Manpa ha reducido su posición corta en dólares en los últimos 3 ejercicios fiscales; ello cobra importancia debido a la fuerte devaluación que ha sufrido el tipo de cambio. El riesgo cambiario operativo se verá reducido igualmente. Las necesidades de importación de pulpa y fibras secundarias que anualmente rondan los US$ 50 millones, se han visto favorecidas por la caída en los precios internacionales. Las exportaciones que se han visto reducidas a US$ 20 millones anuales aproximadamente, se verán incrementadas por la mayor competitividad de los precios. La deuda de Manpa está contratada casi en su totalidad en bolívares. Debido a la inestabilidad del mercado cambiario en el presente año, las tasas de interés activas locales pueden alcanzar un promedio de 60% para empresas corporativas. El apalancamiento operativo de Manpa es bajo, considerando que la materia prima representa mas del 50% del costo de producción. Una reducción en los ingresos por ventas de un 10%, producto de una demanda interna menor a la esperada, sería fácilmente absorbida.

Indices Seleccionados	Al 31/12/01	Al 31/12/00	Al 31/12/99	Al 31/12/98
Solvencia y liquidez (veces)				
Liquidez (activo circulante/pasivo circulante)	1.95	1.79	1.46	1.19
Prueba del ácido	1.36	1.33	0.97	0.86
Rotación de cuentas por cobrar	5.1	4.9	4.9	4.6
Rotación de inventarios	4.1	3.4	4.0	4.9
Efectivo e Inversiones temporales/Activo circulante	0.09	0.10	0.22	0.28
Rentabilidad (%)				
Margen operativo	13.9	7.3	3.7	-1.2
Margen neto	2.9	2.6	1.7	1.8
Utilidad neta/Patrimonio	1.7	1.5	0.9	1.0
Utilidad neta/Total Activos	1.4	1.1	0.7	0.7
Endeudamiento (veces)				
EBITDA/Intereses netos	6.50	2.58	1.68	0.80
Deuda financiera neta/Ventas netas	0.05	0.15	0.17	0.19
Pasivo/Patrimonio	0.22	0.39	0.36	0.45
Pasivo circulante/Pasivo	0.75	0.69	0.58	0.63
Deuda financiera/Pasivo	0.36	0.43	0.53	0.56
Efectivo y equiv./Deuda financiera a corto plazo	0.59	0.68	0.99	0.81
Deuda financiera neta (Bs. constantes de Marzo 2002)	14.428	36.429	42.137	49.455
Eficiencia (veces)				
Ventas netas/Total activo	0.50	0.43	0.40	0.40
Ventas netas/Activo fijo	0.70	0.67	0.60	0.61

en 2000 y -17,7% en 2001) y los de Envases y Envolturas (-54,5% en 2000 y -24,4% en 2001). Este comportamiento refleja la tendencia a la importación creciente de productos terminados, en lugar de la conversión de bobinas por productores locales. El consumo de papeles Higiénicos ha sido más estable, observándose un ligero repunte en 2002 (+6,4%).

La sobrevaluación que ha experimentado el bolívar desde 1997 ha estimulado las importaciones en detrimento de la producción nacional. Las importaciones de papeles de Impresión y Escritura promedian 31.440 TM en los últimos 5 años, mientras que el promedio fue de 7.404 TM en los cinco años anteriores (1996-1992). Las importaciones de papeles de Envases y Envolturas promedian 10.296 TM en los últimos 5 años, mientras que el promedio fue de 3.206 TM en el período 1996-1992. En Higiénicos las importaciones son menos significativas, ya que este segmento goza de barreras naturales a la entrada de productos del exterior. La sobrevaluación ha afectado igualmente las exportaciones, a lo cual se agrega los atrasos del Gobierno en el pago del "Draw-Back". A pesar de la contracción en el consumo interno y la elevada capacidad ociosa, las exportaciones se han contraído desde 1997 (-9,6% en 1998; -3,4% en1999; -28,5% en 2000; -8,6% en 2001). Los segmentos mas afectados han sido Envases y Envolturas e Higiénicos, observándose una relativa estabilidad en las exportaciones de Impresión y Escritura.

En el primer semestre de 2002, el consumo se ha visto afectado como consecuencia de la recesión, el desempleo y el deterioro del salario de los trabajadores. No obstante, la reciente devaluación del bolívar desestimula las importaciones y hace mas competitivas las exportaciones. La caída pronunciada de los precios internacionales de la pulpa virgen (440 US$/TM promedio en 2001 versus 626 US$/TM promedio en 2000 para las adquisiciones de Manpa) y las fibras secundarias (221 US$/TM promedio en 2001 versus 317 US$/TM promedio en 2000 para las adquisiciones de Manpa), favorece igualmente a los productores locales.

La capacidad instalada para la producción en cada uno de los segmentos donde participa Manpa está bastante balanceada en cuanto a volumen se refiere. En los segmentos Impresión y Escritura y en Envases y Envolturas, su único competidor local es Venepal. A pesar de la contracción en el consumo interno en estos segmentos, el volumen de ventas de Manpa se contrajo levemente e incluso se recuperó en 2001 en papeles de Impresión y Escritura. Ello se debe a las crecientes dificultades financieras de Venepal, que la han llevado a una virtual paralización. La circunstancia ha sido igualmente aprovechada por los importadores, quienes controlaron en 2001 50% del mercado de Impresión y Escritura y 38% del mercado de Envases y Envolturas. En Higiénicos, el principal competidor de Manpa es Papeles Venezolanos, C.A. (Paveca). Las ventas locales de Higiénicos del emisor se contrajeron en los años 2000 y 2001 respecto a los años anteriores, debido a la contracción del consumo aparente en el año 2000 y una reducción en la participación de mercado de Manpa en ambos años. En 1996 entró un nuevo competidor, la multinacional Kimberly-Clark, mediante la adquisición de la empresa local Papeles Guaicaipuro, C.A.

Resultados financieros.

En el AF98, Manpa registró una pérdida operativa equivalente al 1,2% de sus Ventas netas, como resultado del escenario adverso bajo el cual se desarrollaron sus operaciones. Una ganancia producto de desinversiones en el área de generación eléctrica, permitió reflejar una utilidad neta en el período. A partir del AF99, el margen operativo se ha incrementado sostenidamente, mostrando un sólido 14,5% en el primer trimestre del AF02. La empresa acometió importantes programas de reducción de costos. El fin de las represalias por la entrada del nuevo competidor en Higiénicos y las dificultades operativas de Venepal, produjeron un ambiente más favorable para los precios locales. Manpa se ha concentrado en el negocio del papel. Además de la desinversión mencionada en el párrafo anterior, en el AF01 Manpa vendió los activos de la División Forestal. Los precios internacionales de las fibras primarias y secundarias has descendido desde el año 2000, lo que favorece a los productores de papel. A pesar de la contracción de la demanda interna, las perspectivas lucen favorables ya que la reciente corrección de la sobrevaluación del bolivar supone precios de exportación más competitivos y un desestimulo poderoso para las importaciones, las cuáles han ocupado un espacio importante del mercado interno.

Conforme los resultados operativos fueron incrementándose y las tasas de interés estabilizándose, la cobertura de intereses fué fortaleciéndose. Luego de invertir US$ 23,5 MM en el AF97 y US$ 18,5 MM en el AF98, las inversiones se redujeron a US$ 8,4 MM en el AF99, US$ 4,3 MM en el AF00 y US$ 6,0 MM. Ello permitió destinar fondos para la reducción de la deuda financiera neta. En el AF01, la venta de la División Forestal aportó US$ 24 millones de efectivo, siendo la reducción de deuda más drástica en ese ejercicio. Conforme se ha reducido la deuda financiera, la empresa ha mantenido un mayor porcentaje de ésta a corto plazo, la cual conlleva un

CLAVE, Sociedad Calificadora de Riesgo, C.A.
Contactos:
Otto Rivero (582) 905.6383.

Dictamen de Calificación de Riesgo.
Hoja Resumen.
Caracas - Venezuela, julio de 2002.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión N°	Monto	Plazo	Amortizaciones a capital
Obligaciones Quirografarias	2002-I	Bs. 8.000.000.000,00.	2 años.	100% a los dos años.
Emisión aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 27 de Abril de 2001.				

Categoría	Subcategoría	Fecha del Dictamen	Edos. Financieros mas recientes	Próxima revisión
A	A3	10 de julio de 2002	Al 30/03/02 (no auditados)	En seis (6) meses.

Definición de la Categoría A: "Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que este pertenece o en la economía".

Definición de la Subcategoría A3: "Se trata de instrumentos que presentan para el inversor un muy bajo riesgo. Cuentan con una adecuada capacidad de pago, del capital e intereses, en los términos y plazos pactados. A juicio del calificador, solo en casos extremos, eventuales cambios en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, podrían incrementar levemente el riesgo del instrumento bajo consideración".

Por la Junta Calificadora:

Otto Rivero S. César Mendoza Osio Sarmo Russo V.

Fundamentos de la calificación:

- El Emisor muestra un sólido margen operativo (13,9% en el AF01), amplia cobertura de intereses (6,5 veces en el AF01) e índices de liquidez crecientes. La deuda financiera neta sufrió una reducción importante en el AF01, llegando a representar 5% de las Ventas netas del periodo.
- La virtual paralización de Venepal, ha dejado a Manpa como el más importante productor local de papeles de Impresión y Escritura y de Envases y Envolturas. La entrada de un nuevo competidor mediante la adquisición de Venepal, supone una amenaza para la estabilidad de los precios locales en los segmentos mencionados.
- El Emisor se ha concentrado progresivamente en el negocio de fabricación de papeles, mediante desinversiones en el área de generación eléctrica y en el negocio forestal. Ello supone una racionalización de costos y una mayor eficiencia en el uso de los activos.
- El sector ha sido afectado por la sobrevaluación del bolívar (lo cual ha ocasionado un auge de importaciones de productos sustitutivos y ha desestimulado las exportaciones) e importaciones ilegales. La reciente devaluación pronunciada de nuestro signo monetario, supone una corrección coyuntural de la sobrevaluación.

Perspectivas del Sector.

Manpa se dedica principalmente a la elaboración de productos intermedios de papel (papel en bobinas o láminas que son utilizados como insumo por empresas del ramo) de Impresión y Escritura, Envases y Embalajes e Higiénicos, y a su conversión en productos terminados de uso industrial, comercial, doméstico, escolar y de oficina. En 2001, el 39,0% de la producción se vendió en bobinas mientras que el 61,0% restante se convirtieron y vendieron como producto terminado. Las principales plantas se encuentran en Maracay, Edo. Aragua, y en Valencia, Edo. Carabobo.

Luego de crecer un 10,2% en 1999, el consumo aparente de Higiénicos y productos intermedios de papel que produce el Emisor, se contrajo en un 35,3% en 2000 y 3,4% en 2001. Los rubros mas afectados han sido los papeles de Impresión y Escritura (-61,2%

MANPA

PROSPECTO

MANUFACTURAS DE PAPEL C.A.
(MANPA) S.A.C.A.

FAVOR DEVOLVER FIRMADA Y SELLADA

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Suscrito:	Bs. 22.940.094.240,oo
Capital Pagado:	Bs. 22.940.094.240,oo

EMISION DE OBLIGACIONES QUIROGRAFARIAS AL PORTADOR POR UN MONTO Bs. 8.000.000.000,00. EMISION 2.002 - I

INTERESES: TASA FIJADA EN FORMA MENSUAL, PAGADERA POR MENSUALIDAD VENCIDA.

VENCIMIENTO: DOS (2) AÑOS A PARTIR DE LA FECHA DE EMISION DE CADA UNA DE LAS SERIES.

La presente emisión de obligaciones se ofrece de acuerdo con lo aprobado en la Asamblea General Ordinaria de Accionistas celebrada el 27 de Abril de 2.001 y con lo decidido por la Junta Directiva en su sesión celebrada el 22 de Febrero de 2002.

La emisión está representada por 1.378 títulos, con las denominaciones que se detallan a continuación, y se ofrecerá al público mediante dos (2) series, por montos de bolívares CUATRO MIL MILLONES (Bs. 4.000.000.000,00) cada una, con iguales características e iguales derechos, tal y como se detalla en el punto 2.2 de este prospecto.

Cantidad de Títulos	Numeración	Valor Nominal del Título Bs.	Total Emisión Bs.
80		100.000,oo	8.000.000,oo
80		500.000,oo	40.000.000,oo
452	Ver	1.000.000,oo	452.000.000,oo
320	Punto 2.2	5.000.000,oo	1.600.000.000,oo
350		10.000.000,oo	3.500.000.000,oo
96		25.000.000,oo	2.400.000.000,oo
1.378			**8.000.000.000,oo**

Las obligaciones serán redimidas en su totalidad a su valor nominal a la fecha de vencimiento de cada una de las series que conforman la emisión.
Manufacturas de Papel, C.A. (MANPA) S.A.C.A. se reserva el derecho de redimir parcial o totalmente, de conformidad con las "Normas Relativas al Sistema de Sorteos para la Redención de Obligaciones", dictadas por la Comisión Nacional de Valores, las obligaciones que para un determinado momento se encuentren en circulación a partir del vencimiento del primer semestre (inclusive) de la emisión de cada serie, mediante redenciones extraordinarias las cuales sólo se efectuarán al final de cada semestre de las respectivas series de esta emisión.
En el caso de efectuarse redenciones anticipadas, se pagarán los títulos rescatados con primas por rescate anticipado, conforme se detalla en el punto 2.6.2, de este prospecto.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LA LEY DE MERCADO DE CAPITALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA LA OFERTA PUBLICA DE LOS TITULOS DESCRITOS EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

Los títulos a que se refiere esta emisión fueron inscritos en el Registro Nacional de Valores, según Resolución Nº 123-2002, de fecha 07 de Agosto del 2002. Fecha máxima para iniciar la oferta pública: 07 de Noviembre del 2002.

RECIBIDO 02 OCT -9 AM 11:41

INFORMACION PERIODICA DISPONIBLE

La Compañía ha cumplido con los requisitos de aprobación requeridos por la Comisión Nacional de Valores. Este Prospecto contiene toda la información obligatoria que debe ser incluida en el mismo, la información requerida en el Prospecto está a disposición del público en el Registro Nacional de Valores (R.N.V.). Los documentos de inscripción (incluyendo documentación completa) pueden ser inspeccionados por el público en el Registro Nacional de Valores (R.N.V.) de la Comisión Nacional de Valores (C.N.V.) en sus oficinas ubicadas en la Avenida Francisco Solano, Caracas, Venezuela.

La compañía solicitará su inscripción en la pizarra de la Bolsa de Valores de Caracas, C.A. de acuerdo al Reglamento Interno de la Bolsa de Valores de Caracas, C.A., una vez concluido el proceso de Colocación Primaria. Copia de los requisitos exigidos por la Bolsa de Valores de Caracas, C.A., reportes y otras informaciones también están a la disposición del público para su inspección y copiado en sus oficinas de la Torre Atrium, Urbanización El Rosal, Caracas, Venezuela.

La Compañía, en el mismo instante de la autorización otorgada por la Comisión Nacional de Valores para efectuar la Emisión, queda sujeta a los requerimientos de la Ley de Mercado de Capitales y de las Bolsas de Valores Venezolanas. Como resultado de completar la oferta, la compañía estará sujeta a los requerimientos que sobre información exigen: la Ley de Mercado de Capitales, la Comisión Nacional de Valores y las Bolsas de Valores. La compañía cumplirá sus obligaciones con respecto a tales requerimientos mediante la entrega de reportes periódicos a la Comisión Nacional de Valores y a la Bolsa de Valores de Caracas, C.A.

La información que deberá suministrar a la Comisión Nacional de Valores (C.N.V.), es la que esta señalada en las " NORMAS RELATIVAS A LA INFORMACIÓN PERIODICA U OCASIONAL QUE DEBEN SUMINISTRAR LAS PERSONAS SOMETIDAS AL CONTROL DE LA COMISION NACIONAL DE VALORES" y en la "NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y COLOCACION PRIMARIA DE TITULOS VALORES Y A LA PUBLICIDAD DE LAS EMISIONES".

1. PRECIO AL PUBLICO, COMISION DE LOS AGENTES DE COLOCACION Y OTRAS INFORMACIONES BASICAS

	Precio al Público (1)	Comisión Agentes de Colocación (2)	Otros Gastos Absorbidos por la Compañía (3)	Neto a ser Recibido por la Compañía
Por obligación	100%	1,00%	0,4498%	98,55025%
Total en Bs.	8.000.000.000,oo	80.000.000,oo	35.980.000,oo	7.884.020.000,oo

Nota 1: La colocación primaria de la presente emisión de obligaciones quirografarias al portador será realizada a través de personas naturales y jurídicas autorizadas para realizar operaciones de corretaje de títulos valores.

El precio de colocación al público de las obligaciones estará integrado por el 100% del valor nominal, más los intereses acumulados desde la fecha de inicio de la colocación primaria hasta el día inmediato anterior a la venta, ambos inclusive. Se considerará como fecha de emisión la fecha de inicio de la oferta pública de cada una de las series, la cual será publicada en un diario de alta circulación nacional.

Nota 2: Los Agentes de Colocación que actúen en la distribución de la presente emisión, bajo el sistema de colocación en base a "Mayores Esfuerzos", recibirán una comisión del 1,00% sobre el valor nominal de las obligaciones que hubiesen colocado. Los detalles relativos al proceso de colocación primaria se describen en la sección 2.1 de este Prospecto.

Nota 3: Se refiere a los gastos de publicidad, publicación del prospecto e impresión de los títulos y a los costos incurridos en el proceso de calificación de riesgo y de inscripción en la Comisión Nacional de Valores. Se estima la distribución de los gastos de la siguiente forma:

	Monto Bs.
Impresión del Prospecto	4.000.000,oo
Impresión de los Títulos	5.500.000,oo
Gastos de publicidad	10.000.000,oo
Calificación de Riesgo	7.600.000,oo
Inscripción CNV	8.880.000,oo
	35.980.000,oo

1.1 Dentro de los sesenta (60) días siguientes a la fecha en que se haya concluido el proceso de colocación primaria de la última serie emitida, se solicitará la inscripción de los títulos de las obligaciones que integran la misma en la Bolsa de Valores de Caracas, C.A.

1.2 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no garantiza a los Agentes de Colocación otra remuneración o compensación por gastos, que los valores y porcentajes señalados en el cuadro indicado al principio de este punto, siendo la forma de colocación el sistema de distribución en "BASE A MAYORES ESFUERZOS".

1.3 DICTAMENES DE CALIFICACION DE RIESGO

Los dictámenes de calificación de riesgo otorgados a la presente emisión de Obligaciones Quirografarias al Portador de acuerdo a la normativa establecida por la Comisión Nacional de Valores se mencionan a continuación:

- CLASIFICADORES ASOCIADOS S & S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.
"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub-categoría **A3.**"

- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.
"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub-categoría **A3.**"

2. CARACTERISTICAS GENERALES SOBRE LAS OBLIGACIONES QUIROGRAFARIAS AL PORTADOR Y DERECHOS DE LOS OBLIGACIONISTAS

2.1 Características Generales

Las obligaciones al portador emitidas conforme al presente prospecto son quirografarias y por definición, no están garantizadas por ningún activo específico de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. En consecuencia, en el evento de liquidación de la sociedad o en el caso de cesación de pagos, el monto del principal y de los intereses, a sus respectivos vencimientos, así como las demás obligaciones quirografarias de la Compañía, tendrán el respaldo de todos los activos que la sociedad posea en ese momento, a excepción de aquellos sobre los cuales existan acreedores con preferencias legítimas.

De acuerdo a lo previsto en el Artículo Nº 46, Ordinal 1ro. de la Ley de Mercado de Capitales, cualquier modificación a las características de la presente emisión de obligaciones acordada por la Compañía, deberá de ser decidida por la respectiva Asamblea de Obligacionistas y aprobada por la Comisión Nacional de Valores.

2.2 Características de la Series

El monto máximo de la emisión es de bolívares Ocho Mil Millones (Bs. 8.000.000.000,oo); el emisor podrá emitir en oportunidades distintas dos (2) series por un monto de Cuatro Mil Millones de bolívares (Bs. 4.000.000.000,oo) cada una, hasta completar el monto máximo de circulación. El plazo máximo entre el inicio de la primera serie y el inicio de la última serie no debe de ser mayor de noventa (90) días continuos.

Cada una de las series tiene iguales características y otorgan a sus tenedores los mismos derechos y tienen un vencimiento de dos (2) años contados a partir de la fecha de inicio de la oferta pública de las mismas.

A continuación se detallan las denominaciones de los títulos que conforman cada una de las series de la presente emisión:

Serie 1

Cantidad De Títulos	Numeración Desde	Hasta	Valor Nominal del Título Bs.	Total Emisión Bs.
40	000.001	000.040	100.000,oo	4.000.000,oo
40	000.041	000.081	500.000,oo	20.000.000,oo
226	000.082	000.308	1.000.000,oo	226.000.000,oo
160	000.309	000.469	5.000.000,oo	800.000.000,oo
175	000.470	000.645	10.000.000,oo	1.750.000.000,oo
48	000.646	000.694	25.000.000,oo	1.200.000.000,oo
689				**4.000.000.000,oo**

Serie 2

Cantidad De Títulos	Numeración Desde	Hasta	Valor Nominal del Título Bs.	Total Emisión Bs.
40	000.695	000.735	100.000,oo	4.000.000,oo
40	000.736	000.776	500.000,oo	20.000.000,oo
226	000.777	001.003	1.000.000,oo	226.000.000,oo
160	001.004	001.164	5.000.000,oo	800.000.000,oo
175	001.165	001.340	10.000.000,oo	1.750.000.000,oo
48	001.341	001.389	25.000.000,oo	1.200.000.000,oo
689				**4.000.000.000,oo**

2.3 Intereses

Los intereses que devengarán cada una de las series que conforman la presente emisión serán variables, pagaderos por mensualidad vencida y fijados anticipadamente por períodos mensuales el tercer día hábil bancario anterior a la fecha de inicio de cada período de intereses, mientras haya obligaciones pendientes de rescate.

La Tasa de Interés que devengarán las obligaciones será la que resulte mayor de las siguientes alternativas:

1- El Ochenta por ciento (80%) del promedio aritmético de la Tasa de Interés Anual Activa Corporativa Preferencial aplicada para clientes corporativos del Banco Provincial, S. A. Banco Universal, Venezolano de Crédito, S. A. Banco Universal y Banco de Venezuela, S. A. Banco Universal, por conceptos de créditos comerciales, documentados a través de contratos de préstamo y/o pagarés a plazos de treinta (30) días, excluidas las del sector agrícola vigentes para la fecha de fijación, y será fijada por el Representante Común de los Obligacionistas por mensualidad anticipada, el tercer día hábil bancario anterior a la fecha de inicio de cada período mensual de intereses.

2- El promedio aritmético de la Tasa de Interés Anual Pasiva Corporativa para depósitos a plazo fijo de treinta (30) días de clientes corporativos del Banco Provincial, S.A. Banco Universal, Venezolano de Crédito, S. A. Banco universal y Banco de Venezuela, S. A. Banco Universal más el cuarenta por ciento (40%) del diferencial que resulte entre dicha tasa y la Tasa de Interés Anual Activa Corporativa Preferencial, definida anteriormente.

Se entiende por clientes corporativos aquellas empresas cuyas ventas anuales sean superiores a bolívares Cuarenta Mil Millones (Bs. 40.000.000.000,oo).

Si mientras estuvieren en circulación las Obligaciones, alguna de las instituciones bancarias antes mencionadas no estuviere en capacidad de hacer la fijación de la Tasa de Interés en un determinado mes, suspendiese las actividades o fuese intervenida, será sustituida por otra Institución Financiera de la plaza, de reconocida reputación. Mediante acuerdo entre el Emisor y el Representante Común de los Obligacionistas, previa aprobación de la Comisión Nacional de Valores. En el caso de que no sea posible la determinación de la tasa de interés, a través de los mecanismos descritos, el Representante Común de los Obligacionistas se compromete a definir una nueva alternativa para el establecimiento de la misma, previa aprobación de la Comisión Nacional de Valores.

El Representante Común de los Obligacionistas se compromete a publicar dentro de los dos (2) días hábiles bancarios posteriores a la fecha de fijación, en un diario de alta circulación nacional, la nueva tasa de interés que devengarán las obligaciones en el mes inmediato siguiente, la cual una vez fijada, permanecerá invariable por el transcurso de dicho mes, a excepción del primer mes el cual se publicará un (1) día antes del inicio de la oferta.

Los intereses serán pagaderos mensualmente, por mes vencido y se calcularán en base a un año de 360 días, por meses de treinta días.

La fecha de pago de los intereses será el día hábil bancario siguiente al vencimiento de cada mes. Si llegada la fecha para el pago de intereses no concurrieren los tenedores de los correspondientes cupones, los respectivos montos que hayan sido previamente calculados, estarán a la disposición de los obligacionistas en la dirección del agente de pago. Dichos montos no generarán ningún tipo de interés o rendimiento a favor de los tenedores de las obligaciones.

2.4 Representante Común de los Obligacionistas

La Compañía ha designado al Venezolano de Crédito S. A. Banco Universal como Representante Común Provisional de los Obligacionistas. Esta designación fue aprobada por la Comisión Nacional de Valores, según Nº 123-2002, de fecha 07 de Agosto del 2002, y estará vigente hasta que culmine el plazo de colocación de la emisión y se celebre la primera Asamblea de Obligacionistas para designar al Representante Común Definitivo.

"El Representante de los Obligacionistas debe vigilar el fiel cumplimiento por parte de la Entidad Emisora de todos los deberes por ella contraídos para con los Obligacionistas que representa. En caso de que un Obligacionista considere que el Representante no está cumpliendo con las responsabilidades inherentes a su función, tiene el derecho de exigirle dicho cumplimiento, el de hacer efectiva la responsabilidad de dicho Representante por los daños causados a los Obligacionistas y el promover la convocatoria de una Asamblea para decidir sobre su remoción, de acuerdo con lo dispuesto en el Título II, Capítulo II, Sección Tercera de la Ley de Mercado de Capitales".

El Venezolano de Crédito S. A. Banco Universal en su carácter de Representante Común Provisional de los Obligacionistas, dentro de los treinta (30) días siguientes de haber concluido la colocación primaria de todas las series que conforman la emisión, convocará a una Asamblea de Obligacionistas con el objeto principal de designar al Representante Común Definitivo de los mismos, para lo cual deberá seguir el procedimiento establecido en el Capítulo II de las "Normas sobre la Organización y Protección de los Obligacionistas", dictadas por la Comisión Nacional de Valores.

"TODO OBLIGACIONISTA PUEDE SOLICITAR UNA COPIA DEL ACUERDO QUE RIJA LAS RELACIONES ENTRE LA ENTIDAD EMISORA Y EL REPRESENTANTE PROVISIONAL DE LOS OBLIGACIONISTAS, LA CUAL SERA ENVIADA INMEDIATAMENTE POR LA ENTIDAD EMISORA".

2.5 USO DE LOS FONDOS PROVENIENTES DE LA COLOCACION DE LOS TITULOS A QUE SE CONTRAE EL PRESENTE PROSPECTO

Los fondos provenientes de la presente emisión de Obligaciones Quirografarias al Portador, serán utilizados principalmente para refinanciar deuda a corto plazo por deuda a mediano plazo.

2.6 Servicio de la Deuda

La Compañía ha celebrado un contrato con el Venezolano de Crédito S. A. Banco Universal y el Banco Provincial S. A. Banco Universal para que estos actúen como Agentes de Pago de las obligaciones. En Consecuencia, tanto los cupones de intereses como los títulos, serán pagados a sus respectivos vencimientos, contra entrega de los mismos, en las oficinas del Venezolano de Crédito S. A. Banco Universal ubicada en Urbanización San Bernardino, Avenida Alameda, Torre Banco Venezolano de Crédito, Piso 08 Gerencia de Valores Caracas y el Banco provincial S. A. Banco Universal ubicado en la Avenida Andrés Bello, Edificio Centro Pida, Piso 03 División de Valores Caracas, de acuerdo con el plan de rescate establecido en el punto 2.6 del presente prospecto.

2.7 Rescate de la Emisión

2.7.1 Redenciones Ordinarias

Las obligaciones serán redimidas en su totalidad mediante un pago único, a su valor nominal y en dinero efectivo al vencimiento de cada una de las series de la emisión, siempre y cuando sea un día de actividad bancaria en Caracas, de lo contrario será el día hábil bancario inmediatamente posterior. Si llegada la fecha para el pago del monto del principal no concurrieren los tenedores de los correspondientes títulos, los montos del principal estarán a la disposición de los obligacionistas en la dirección del agente de pago. Dichos montos no generarán ningún tipo de interés o rendimiento a favor de los tenedores de las obligaciones.

Cada título de obligación lo conforman:

a) El cuerpo principal del título, el cual será necesario para exigir el pago del capital.

b) Veinticuatro (24) cupones de interés, correspondientes a cada uno de los pagos mensuales de intereses.

2.7.2 Redenciones Extraordinarias

Manufacturas de Papel, C.A. (MANPA) S.A.C.A., se reserva el derecho de redimir parcial o totalmente, las obligaciones que para un determinado momento se encuentren en circulación, a partir del vencimiento del primer semestre (inclusive) de la emisión de cada serie, mediante redenciones extraordinarias, en las oportunidades que fije la Junta Directiva, las cuales solo se efectuarán al final de cada semestre de las respectivas series de esta emisión. Los rescates extraordinarios deberán ser por un monto no menor o igual al diez por ciento (10%) del total de la emisión, el cual se imputará en forma proporcional a cada grupo de títulos.

En los casos de rescate anticipado, la Compañía deberá cumplir con lo que se establece al respecto en las "Normas Relativas al Sistema de Sorteos para la Redención de Obligaciones" y en estos casos, la Compañía pagará a los tenedores de los títulos representativos de las obligaciones, además de la porción del valor nominal a redimir de los mismos, los intereses vencidos y una prima calculada sobre la porción del valor nominal a redimir, de acuerdo a la siguiente escala:

Rescates Extraordinarios	Prima a Pagar
Primer Semestre	1,00%
Segundo Semestre	0,75%
Tercer Semestre	0,50%

La Compañía publicará en dos (2) diarios de alta circulación nacional y en dos (2) ocasiones diferentes, el monto del rescate extraordinario, la cantidad proporcional que corresponda a cada clase de títulos de la emisión, indicándose la fecha en que habrán de cancelarse las obligaciones. El aviso deberá publicarse dentro de los quince (15) días anteriores a la celebración del sorteo y con una anticipación de siete (7) días a la realización del mismo.

Si ofrecido el pago de esta forma no concurrieren los tenedores de las respectivas obligaciones, a recibir su valor en la fecha fijada, cesará desde entonces la obligación de pago de intereses sobre ella y la Compañía se librará, entregando el valor de las obligaciones, el monto de la prima y los intereses devengados hasta la fecha en que debieron presentarse para su cancelación en las oficinas del agente de pago.

3. INFORMACION SOBRE LA ENTIDAD EMISORA

3.1 Nombre, Domicilio y Duración

MANUAFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de

Caracas, y de acuerdo a lo establecido en la cláusula N° 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyere necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el N° 24 Tomo 55 – A Pro.

3.2 Dirección y Teléfono de la Oficina Principal

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaito, Caracas.

Teléfonos: (0212) 901 23 35
Fax: (0212) 901 23 17

3.3 Datos del Registro

MANUAFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 30 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141 – A Pro.

3.4 Objeto Social

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula N° 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

3.5 Fundación y Evolución Histórica

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE

CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción AlpesForm, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1.992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

Por autorización de la Comisión Nacional de Valores, otorgada por Resolución número 209-92 del 06 de mayo de 1992, se convierte en Sociedad Anónima de Capital Autorizado, modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,oo a Bs. 10,oo por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,oo.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. comparte el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compra la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocarán 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la

fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1.997 una vez cumplidos los requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1.997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1.998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa contará con un centro de distribución para toda Centroamérica, lo cual arroja una proyección en las ventas por el orden de US$ 20.000.000 en los próximos tres años.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aporto la mayoría de sus inversiones al Costo y ciertas Cuenta por Cobrar.

En el año 2.001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

La estrategia de Manufacturas de Papel C.A. (MANPA) S.A.C.A. para el año 2.002 se basa en los siguientes elementos de negocio:

- Concentración absoluta en el negocio principal que es la fabricación y comercialización de papel.

- Modernización de los equipos de conversión en la División de Papel Higiénicos, tanto en Venezuela como en Trinidad.
- Modernización parcial de la flota de transporte.

3.6 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 18 de Abril de 2.002.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Director de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director de Cementos Táchira, C.A., Ex-presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-presidente de la Junta Directiva de C.A. Cementos Táchira, Ex-presidente de la Asociación Venezolana de Productores de Cementos.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Director de C.A. Fábrica Nacional de Cementos y Cementos Táchira, C.A.

CARLOS H. PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado. Director de Inmuebles y Valores 231107, S.A., Director de Corporación Industrial de Energía C.A.

JUAN CARLOS CARPIO DELFINO - Director Principal

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A. Director de Corporación Industrial de Energía C.A.

ALICIA M. PAPARONI M. – Director Principal

Médico Pediatra, Director de Corporación Industrial de Energía, C.A.

NELSON ISAMIT - Director Principal

Ingeniero Industrail, Gerente de Planta en Autopartes Nacionales (Autoparna), Director de Corporación Industrial de Energia, C.A.

ELENA DELFINO P.- Director Principal

Abogado, Ex-Director de Aserradero Venwood C.A., Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A.

ALFREDO GOMEZ RUIZ - Director Principal

Licenciado en Finanzas, Ex Presidente del Banco de Inversión Bancaracas, Ex Director del Banco Caracas. Ex Asesor de la Arrendadora Bancaracas, Ex Director del Banco Mercantil, C.A., S.A.C.A., Ex Director del Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A. Ex Director de la Sociedad Financiera Mercantil, C.A., Ex-Director de Bancaracas Mercado de Capitales, Ex-Director de Inversora Cibanca, Ex-Director de la Cámara de Compensaciones de Opciones y Futuros de Venezuela (CACOFV), Director Suplente de Corporación Industrial de Energía C.A., Director y miembro del Comité Ejecutivo de Inversora Bancaracas, Director de BBO Servicios Financieros, Director de BBO Casa de Bolsa, Miembro Ejecutivo del Fondo de Valores Inmobiliario.

ALFREDO EDUARDO TRAVIESO PASSIOS- Director Principal

Abogado, Presidente del Comité de Impuesto de Venamcham, Presidente de Embotelladora de Refrescos Emboca, C.A., Presidente de Crowley Logistics de Venezuela, C.A., Presidente de HSAC Logistics, C.A., Presidente de Fundación Banco Mercantil, Director Principal del Banco Mercantil, C.A. S.A.C.A., Director

Principal Servicios Financieros Mercantil, C.A. S.A.C.A., Director Principal de Centro Comercial Judibana, Director Principal de C. Hellmund & Cía, S.A., Director Principal de Tapas Corona, S.A., Director Principal de ARS-DMB&B Publicidad, Director Principal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., Director Principal Telcel Celular, C.A. y Corporación Industrial de Energía, C.A. S.A.C.A.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, y Ex - Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay, Ex-Director de Corporación Industrial de Energía C.A., Director Gerente de Proyectos y Realización de Empresas, C.A.

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., promotor y director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director principal de Inmuebles y Valores 231107 S.A., Ex presidente y miembro de la directiva de la Sociedad de Ganaderos de Portuguesa, Ex director de la Federación Nacional de Ganaderos de Venezuela, Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A.

Directores Suplentes:

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ALBERTO DELFINO T - Director Suplente

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A.

FERNANDO PAPARONI M - Director Suplente

Arquitecto, Ex-Vicepresidente de Adriática de Seguros, C.A., Director Gerente General de Constructora Tramontana, C.A., Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, C.A., Ex Gerente General de C.A. Fábrica de Papel de Maracay, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Director de Turbogeneradores Venezuela, C.A., Director Suplente de Turbogeneradores Maracay, C.A., Ex Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Director de Empresas Industriales y Financieras.

RICARDO VEGAS RODRIGUEZ - Director Suplente

Licenciado en Comunicación Social. Director de Inmuebles y Valores 231107, S.A., Director Suplente de Corporación Industrial de Energía C.A.

RICARDO DELFINO M - Director Suplente

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A. Director Suplente de Corporación Industrial de Energía C.A.

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A. Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A., Profesor de la Universidad Simón Bolívar.

CARLOS SOTO RIVERA - Director Suplente

Médico Radiólogo, Director del Hospital de Clínicas Caracas y de Inmuebles y Valores 231107, S.A., Primer Vicepresidente de Corporación Industrial de Energía C.A.

FERNANDO MICALE - Director Suplente

Arquitecto, Director de Corporación Industrial de Energía, C.A., Director de Inmuebles y Valores 231107, C.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

ARMANDO MARTINEZ M - Director Suplente

Ingeniero Civil, Master en Ingieneria Industrial, Gerente General de Soltuca.

GUILLERMO SALAS DELFINO - Director Suplente

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.

Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex

- Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión

Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER- Vicepresidente División Higiénicos.

Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

3.7 Comisarios:

Comisarios Principales:

JACOBO COHEN	C. Adm. Nº 12.915
ISABEL QUINTERO	C. P. C. Nº 15.197

Comisarios Suplentes:

JACQUELINE SUBERO	C. Adm. Nº 11.437
CLAUDIA VALENCIA	C. Adm. Nº 35.909

3.8 Auditores Externos:

DELOITTE & TOUCHE

3.9 Capital Social

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Mil Seiscientos cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de

Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Bs. 45.880.188.480,oo.

3.10 Evolución del Capital Social

A continuación se presenta la evolución del capital social:

Año	Variación Bs.	Capital Bs.	Origen	Datos de Registro Fecha	Nº	Tomo
1950	0	3,500,000	Aporte Inicial	31/03/50	379	1 - B
1959	3,500,000	7,000,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000,000	25,000,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000,000	35,000,000	Capitalización de Utilidades	14/04/61	83	5 - A
1965	10,000,000	45,000,000	Capitalización de Utilidades	23/09/65	23	43 - A
1974	30,000,000	75,000,000	Capitalización de Utilidades	29/09/70	54	104 - A
1976	25,000,000	100,000,000	Capitalización de Utilidades	10/12/76	112	102 - A
1981	40,000,000	140,000,000	Capitalización de Utilidades	17/04/78	18	57 - A
1984	35,000,000	175,000,000	Capitalización de Utilidades	15/05/81	145	42 - A
1985	75,000,000	250,000,000	Capitalización de Utilidades	10/06/83	121	58 - A
1987	125,000,000	375,000,000	Capitalización de Utilidades	3/06/83	28	114 - A
1988	125,000,000	500,000,000	Capitalización de Utilidades	18/09/87	56	76 - A
1989	100,000,000	600,000,000	Capitalización de Utilidades	9/01/90	32	23 - A
1991	400,000,000	1,000,000,000	Capitalización de Utilidades	1/02/91	69	43 - A
1992	700,000,000	1,700,000,000	Capitalización de Utilidades	4/05/92	31	52 - A
1992	743,750,000	2,443,750,000	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548.000	3.408.298.000	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. por una de C.A. Fábrica de Papel de Maracay.	08/02/93	33	43 - A Pro
1993	30.000.000	3.438.298.000	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.416.700	3.475.714.700	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203.400	3.481.918.100	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
1994	1.743.559.100	5.230.677.200	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677.200	Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción	18/10/94	57	117-A-Pro
1995	231.250.000	5.461.927.200	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.770.880	7.646.698.080	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349.040	11.470.047.120	Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380.	21/05/96	10	125-A-Pro
1996	11.470.047.120	22.940.094.240	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,oo por acción.	27/12/96	15	361-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

3.11 Principales Accionistas.

A continuación se presenta la composición accionaria actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Accionistas	Participación
Natscumco	19,23%
Claridge, LTD	15,25%
C. V. V. Caja Venezolana de Valores (*)	7,52%
Milanasa, Corp.	7,38%
Three-D International Marketing, Inc	6,75%
Inversiones 85735, LTD	6,31%
Brown Brothers Harriman & Co.	6,10%
Fundación Carlos Delfino	4,38%
Otros (**)	27,08%
TOTAL	100,00%

(*) La C.V.V. no es accionista, el porcentaje que posee representa la totalidad de las subcuentas de los accionistas.
(**) Individualmente poseen menos del 2%.

4. ESTRUCTURA OPERATIVA DE LA EMPRESA

4.1 DESCRIPCION

Operativamente, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. es una empresa que cuenta con un alto grado de integración vertical en su proceso productivo, el cual, brevemente descrito, se compone de las siguientes fases:

I. Producción de materia prima: pasta destintada (fibra reciclada)
II. Producción de Papel (bobinas)
III. Conversión de Papel (productos terminados)

La orientación de negocio de la compañía está dirigida hacia la mayor participación de los productos terminados dentro de la mezcla de ventas, de manera de ampliar el margen operativo al tratarse de productos de mayor valor agregado.

Su estructura operativa se divide en cuatro (4) áreas principales:

- Producción de papeles de impresión, escritura, envases y embalaje.
- Producción de papeles higiénicos.
- Conversión de papeles de impresión, escritura, envases y embalaje.
- Almacenamiento y Transporte.

A su vez, está organizada en Divisiones independientes, las cuales obedecen a los diferentes tipos de productos fabricados por la compañía y las características de los mercados atendidos, de manera que puedan potenciarse las habilidades y destrezas en cada caso particular y así maximizar la utilidad generada por cada una de las líneas de producto.

Específicamente las Divisiones son:

- División Papel de Imprimir, Escribir y Embalar.
- División Higiénicos.
- División Conversión Sacos
- División Conversión Bolsas
- División Conversión Formas Contínuas, Resmas y Resmillas.
- División Conversión Productos Escolares y de Oficina.
- División de Almacenamiento y Transporte.

4.1.1. DIVISION PAPEL DE IMPRIMIR, ESCRIBIR Y EMBALAR.

Esta División cuenta con una capacidad de producción aproximada de 130.000 Tm. anuales, distribuidas en tres máquinas papeleras de acuerdo a lo señalado a continuación:

	Tipo de Papel
Máquina Papelera N° 1	MG: Embalaje (Bolsas)
Máquina Papelera N° 2	MF: Envases resistentes (Sacos)
Máquina Papelera N° 3	Papeles Blancos (Escritura e Impresión)

Su producción se destina en un 60 % a suplir las necesidades de las unidades de negocio que conforman el área de Conversión y el resto para la venta a terceros clientes.

Como parte de sus instalaciones, se encuentra la Planta de Pasta Destintada, con una capacidad anual de 52.500 Tm., cuya tecnología permite incorporar al proceso de producción altos volúmenes de fibras recicladas, desarrollando papeles de alta calidad con ventajas competitivas en cuanto al costo de su formulación.

4.1.2. DIVISION CONVERSION

Está conformada por las unidades de negocio que se encargan de transformar los papeles fabricados por la División Papel de Imprimir, Escribir y Embalar en productos terminados, tal como se detalla a continuación:

División	Productos
Sacos	Sacos Multipliegos fondo cosido y fondo pegado.
Bolsas	Bolsas para el comercio en general: fondo plano y fondo cuadrado.
Productos Escolares y de Oficina	Cuadernos, libretas, blocks, sobres, empaques plegadizos.
Formas Continuas, Remas y Resmillas	Resmas, Resmillas. Formas Continuas Stock Formas Continuas Impresas. Formas Continuas Personalizadas.
Almacenadoras y Transporte	Apoyo Logístico a las unidades de conversión para el transporte y distribución de sus productos.

4.1.3 DIVISION HIGIENICOS

La capacidad actualmente instalada de este molino es de 85.000 Tm. Anuales para la producción y conversión de diferentes tipos de papel higiénico.

Principales Productos:

- Higiénicos Baño: Clases A, B y C.
- Servilletas
- Toallas
- Faciales
- Bobinas de Papel (Dirigidas principalmente a la exportación)
- Papeles para Envolver.

Como parte de sus instalaciones, se encuentra la Planta de Pasta Destintada, con una capacidad anual de 35.500 Tm., completamente integrada al proceso de producción de papel.

4.2. PRODUCTOS

4.2.1. LINEAS DE PRODUCTOS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., dirige su producción a la elaboración de productos derivados del papel para el sector Impresión, Escritura, Envases y Embalaje y para el sector Higiénicos, así como productos resultantes del sector forestal; tal como se detalla a continuación:

CUADRO DE PRODUCTOS POR SECTOR

SECTOR PAPEL	***TIPO DE PAPEL***	***PRODUCTOS CONVERTIDOS***
Imprimir y Escribir	Bond Cartulinas Copias Fotocopias Register Ledger Multigrafo Optico Poster Seguridad	Productos Escolares: Cuadernos, Libretas, Carpetas, etc. Formas Continuas, Resmas / Resmillas, Formas Personalizadas. Productos de Oficina: Rollos de Calculadoras, Blocks, etc.
Envases y Embalajes	MG Natural, Blanco y Color MF Natural, Blanco y Color Crepé Cartoncillo Vasos Cónicos Cores	Bolsas Sacos Multipliegos Empaques Plegadizos
Higiénicos	Papel Clase "A" Papel Clase "B" Papel Clase "C" Papel MG	Higiénicos Faciales Servilletas Toallas

4.2.2. ESPECIFICACION DE LOS PRODUCTOS VENDIDOS

Papeles de Imprimir, Escribir y Embalar: Estos productos son elaborados por nuestra Unidad Estratégica de Negocios Molino I.E.E., y son utilizados como materia prima por las empresas convertidoras, principalmente las de nuestro mismo grupo, por lo que solo el 30% de la producción es destinado hacia la venta a terceros.

***Productos Escolares y de Oficina*:** Este grupo de productos es elaborado por algunas de nuestras unidades convertidoras, y se encuentra constituido por una gran variedad de productos entre los cuales se encuentran cuadernos, libretas, blocks de oficina, rollos de calculadoras, sobres, fichas, láminas de cartulina, carpetas, entre otros.

Resmas, Resmillas y Formas Continuas: Atiende los mercados de productos de oficinas, con sus productos resmas y resmillas de papel bond y a color, papel de fotocopia, formas continuas stock, formas continuas pre-impresas y formas personalizadas, directamente a los clientes.

Sacos: Estos son elaborados por una de nuestras plantas ubicada Maracay Edo. Aragua, y son dirigidos principalmente al mercado de la industria cementera, alimentos concentrados y molinos, este producto se elabora en las modalidades de fondo cosido y fondo pegado de acuerdo a las necesidades específicas de cada cliente.

***Bolsas*:** Son bolsas de diferentes tamaños, con o sin impresión, elaboradas en dos variedades, bolsas de fondo plano y bolsas de fondo cuadrado.

Higiénicos: La Unidad Estratégica de negocios denominada Molino Higiénico es la encargada de la elaboración de las bobinas de papel en sus diferentes clases (Tipo A, B Y C), necesarias para la fabricación de higiénicos, servilletas, toallas , faciales y papeles MG, los cuales son convertidos en la misma planta.

4.2.3. VENTAS POR LINEAS DE PRODUCTOS

A continuación se presentan las ventas por líneas de productos de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., consolidadas (en millones de bolívares):

	Reexpresados en moneda constante al 31/03/02			
Tipo de Producto	**31/03/02**	**2001**	**2000**	**1999**
Imprimir / Escribir	13.155	56.280	55.030	55.323
Envases / Embalajes	7.012	31.127	37.813	36.806
Higiénicos	21.894	81.748	81.002	89.916
Madera en Rola	0	0	3.110	2.635
Transportes Alpes	10	84	131	176
TOTAL VENTAS	**42.073**	**169.241**	**177.088**	**184.861**

Fuente: Estados Financieros de Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

4.2.4. POSICION DE LA EMPRESA EN EL MERCADO:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, sus único competidor es Venepal:

	Año 2000	**Año 2001**
TISSUE	42,30%	38,30%
ENVASES – EMBALAJES	43,20%	51,80%
IMPRIMIR – ESCRIBIR	33,13%	47,30%

4.3. CLIENTES.

Por las características de los productos elaborados por MANPA, la misma cuenta con un gran número de clientes directos e indirectos, los cuales ascienden aproximadamente a 17.241, ninguno de los cuales llega a representar el 20% de las ventas de la empresa.

4.4. MATERIAS PRIMAS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., utiliza en su proceso productivo una gran variedad de materias primas e insumos. A continuación se detallan las mismas, así como sus principales proveedores.

TIPO	PROVEEDOR	ORIGEN
Elementos Químicos	Clariant de Venezuela	Nacional
	Eka Chemicals	Nacional
	Ferro Aluminio	Nacional
	Agroindustrial Mandioca	Nacional
	Masterflex C.A.	Nacional
	Nalco de Venezuela	Nacional
	Químicas Victoria	Nacional
	Raisio Quimica	Nacional
	Okaite de Venezuela	Nacional
	Omya Colombia	Importado
	Degusa	Importado
Fibra Secundaria	Transpaca	Nacional
	Ace Recycling Limited	Importado
	Simco Recycling Corp.	Importado
Pulpa	Cellmark Inc.	Importado
	Celulosa Arauco y Constitución	Importado
	C.M.P.C.-Celulosa S.A.	Importado
	Elof Hansson Pulp, Inc.	Importado
	Pulp Sales Corporation.	Importado

Fuente: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

4.5. MARCAS Y PATENTES:

Todas las marcas utilizadas por MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y sus filiales están debidamente registradas ante el Registro de Propiedad Industrial del Ministerio de Fomento. Las marcas más importantes son las siguientes:

MARCAS NACIONALES

Marca	N° de Inscripción	Fecha de Vcto.
Alborada	116.968-F	18-04-2011
Alpeform	161.678-F	10-06-2004
Alpes	155.186-F	16-02-2004
Alpes Block Dibujo Compas	156.517-F	18-03-2004
Alpes Block Dibujo Regla	156.512-F	18-03-2004
Alpes Dibujo con Plumillas	156.465-F	18-03-2004
Alpes Escocés	156.469-F	18-03-2004
Alpes Espiral	156.468-F	18-03-2004
Alpes Lapices	159.562-F	10-06-2004
Alpes Paleta-Pintor	156.511-F	18-03-2004
Alpes Taquigrafia	156.457-F	18-03-2004
Alpes Tres Líneas	159.630-F	10-06-2004
Alpesform	162.843-F	18-07-2004
Ameri Bond	136.555	07-11-2003
Cello Manpa	150.887	17-01-2004
Cometa	43.435-F	17-01-2003
Copyalpes	138.041	29-05-2004
Corona	117.293-F	21-04-2011
Dalia	73.841-F	02-08-2003
Decoral	116.966-F	18-04-2011
Diadema	116.967-F	18-04-2011
Espiral	214.710-F	21-05-2011
Facial Sutil	629-S	07-10-2004
Facialin	116.964-F	18-04-2011
Floral	145.911	21-01-2007
Floral Bouquet	29.537	05-04-2003
Florida	55.997-F	17-10-2009
Formalpes	162.841-F	18-07-2004
Garden	72.599-F	03-04-2003
Gardenia	39.334-F	10-02-2006
Gardenia Papel Higiénico	145.875	21-01-2007
Gardenia Servilletas	146.320	08-04-2007
Gentil	75.781-F	03-05-2004
Glamor	75.598-F	03-04-2003
Jazmin	160.904-F	10-06-2004
Karicia	73.844-F	02-08-2003
Koral	73.845-F	02-08-2003
Koral Servilletas	147.377	10-04-2007
Love Garden	72.627-F	05-04-2003
Manpa	150.886	17-01-2004
Manpa Compubond	165.140-F	19-08-2004
Manpa Databon	165.139-F	19-08-2004
Manpa Fotobond	165.154-F	19-08-2004

MARCAS NACIONALES (Cont.)

Marca	N° de Inscripción	Fecha de Vcto.
Manpa Laserbond	165.145-F	19-08-2004
Manpa Ofibond	165.094	19-08-2004
Maracay	165.125-F	19-08-2004
Maracay Económico	146.307	08-04-2007
Maracay Familiar	145.908	21-01-2007
Maracay Legumbres	146.311	08-04-2007
Maracay Plus	167.122-F	19-08-2004
Maracay Servilletas	147.381	10-04-2007
Maracay Toallas	147.379	10-04-2007
Melody	73.843-F	02-08-2003
Palmera	116.969-F	18-04-2001
Papeles Maracay	20.813-D	19-05-2011
Petalo	73.846-F	02-08-2003
Pop Raqueta	384-S	10-06-2004
Pop Zapatos	159.563-F	10-06-2004
Sutil	52.545	09-02-2007
Sutil Amarillo	145.905	21-01-2007
Sutil Azul	145.877	21-01-2007
Sutil Beisbol	145.888	21-01-2007
Sutil Boutique	73.729-F	30-07-2003
Sutil Toallas	143.835	05-03-2006
Wonder	73.847-F	02-08-2003

MARCAS INTERNACIONALES

Marca	Pais	N° de Inscripción	Fecha de Vcto.
Alpes	Costa Rica	87.528	13-07-2004
Alpes	Nicaragua	40.668 CC	02/03/2009
Alpes	Honduras	68.548	28-04-2007
Alpes	Cuba	123.002	07-06-2005
Alpes Dino's Park	Colombia	194.199	17-02-2007
Alpes Escocés	Costa Rica	100.795	15-04-2007
Alpes Escocés	Ecuador	DNPI-2337	09-04-2008
Alpes Escocés	Perú	28358	19-08-2006
Alpes Escocés	Colombia	191.324	27-11-2006
Alpes Escocés	Puerto Rico	38957	27-11-2006
Alpes Logo	Ecuador	4067-95	18-12-2005
Alpes Logo	Perú	25087	12-04-2006
Alpes Logo	Bolivia	65.660-C	13-04-2008
Caribex	Reino Unido	2127319	21-03-2007

MARCAS INTERNACIONALES (Cont.)

Marca	Pais	N° de Inscripción	Fecha de Vcto.
Gardenia	Perú	49.697	08-07-2003
Gardenia	Colombia	195.497	19-03-2007
Gardenia	Bolivia	17.268-C	35-05-2008
Jazmin	Colombia	204.901	29-11-2007
Karicia	Bolivia	47.267-C	31-05-2008
Manpa	Cuba	123.003	12-12-2005
Manpa	Honduras	68.549	28-04-2007
Manpa	Nicaragua	40.669 CC	02-03-2009
Manpa	Guatemala	90.515	18-06-2008
Maracay	Bolivia	47.265-C	31/05/2008
Maracay	Peru	49.492	08-07-2003
Maracay	Ecuador	108-39	20-03-2004
Petalo	Bolivia	47.266-C	31/05/2008
Primavera	Ecuador	DNPI259-98	21-01-2008

4.6. COMPAÑIAS FILIALES Y AFILIADAS

Nombre de la Empresa:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución:	04 de Junio de 1.996
Ubicación:	Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado:	TT$ 50.000,oo
Participación:	100%
Actividad:	Conversión y comercialización de Papel Higiénico.

SIMCO

Nombre de la Empresa:	SIMCO RECYCLING CORPORATION.
Fecha de Constitución:	31 de Julio de 1.981
Fecha de Adquisición:	17 de Mayo de 1.996
Ubicación:	Miami, Florida
Capital Suscrito y Pagado:	US$ 5.000,oo
Participación:	50%
Actividad:	Recolección y procesamiento de Fibra Secundaria.

Nombre de la Empresa:	JC PAPELERAS.
Fecha de Constitución:	14 de Febrero de 1.995
Fecha de Adquisición:	23 de Enero de 1.997
Ubicación:	La Oficina Principal se encuentra en Caracas, Dtto. Federal
Capital Suscrito:	Bs. 2.137.500.000,oo
Capital Pagado:	Bs. 2.137.500.000,oo
Participación:	57%
Actividad:	Venta y distribución de artículos de escritorio, oficina, regalos y quincallería en general.

MANPA

Nombre de la Empresa:	MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución:	14 de Agosto de 1.998
Ubicación:	San José, Costa Rica.
Capital Suscrito y Pagado:	US$ 3.547.268,00
Participación:	50,00%
Actividad:	Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.

5. PROPIEDADES DE LA EMPRESA

Molino Imprimir, Escribir y Embalar: Ubicado en la Avenida Aragua, Maracay, Estado Aragua, sobre un terreno de 137.400,35 metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Tres Máquinas Papeleras
- ✓ Planta de Destintado
- ✓ Sistema de limpieza OCC
- ✓ Maquinaria de Acabado con 3 Rebobinadoras
- ✓ Laboratorios de Control de Calidad, Procesos, Análisis y Aguas
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Planta Eléctrica
- ✓ Planta de Tratamiento de Afluentes.

Por razones operativas se realizó un intercambio de espacio físico entre las Divisiones de Sacos y Bolsas, por lo cual en el mismo terreno de la División Molino Imprimir, Escribir y Embalar se encuentra la planta de ***Sacos***, la cual cuenta con:

- ✓ Cinco Líneas para la Elaboración de Sacos (dos de fondo pegado y dos de fondo cosido y uno de bolsones)
- ✓ Area de Impresión.
- ✓ Máquina Laminadora.
- ✓ Equipos para realizar control de calidad del producto fabricado.
- ✓ Taller de Mantenimiento.

Igualmente se realizó el traslado de la División ***Resmas, Resmillas y Formas Continuas*** a este Terreno.

Esta planta comprende de:

- ✓ Tres Líneas de Conversión para fabricación de resmas y resmillas.
- ✓ Seis Prensas para la producción de formas continuas.
- ✓ Equipos de Fotocomposición, computadoras e impresoras láser.

Molino Higiénico: Ubicado en la Zona Industrial La Hamaca, Maracay, Estado Aragua, sobre un terreno de 712.500,oo metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Seis Máquinas Papeleras
- ✓ Máquinas de Impresión
- ✓ 24 Líneas de Conversión (Higiénicos, Servilletas, Toallas y Faciales)
- ✓ Planta de Pulpa
- ✓ Planta de Destintado
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Laboratorios de Materiales, Físico y de Procesos
- ✓ Planta de Tratamiento
- ✓ Laboratorio de Control de Calidad.

Planta de Productos Escolares: Ubicada en la Zona Industrial de Valencia, Estado Carabobo, sobre un área de 27.810,18 metros cuadrados.

Su área de producción, comprende de:

- ✓ Cuatro Líneas de Producción de Cuadernos.
- ✓ Línea de Empaques Plegadizos.
- ✓ Líneas de Impresión.
- ✓ Departamento de Litografía (computadoras e impresoras láser)
- ✓ Taller de Mantenimiento y Servicios Auxiliares entre los que se encuentran compresores de aire y red de transformación y distribución de energía eléctrica.

Planta Industrial Bolsas: Ubicada en la Zona Industrial La Hamaca, Maracay, Estado Aragua, sobre un área de 68.510 metros cuadrados. La cual cuenta en la actualidad con 46 máquinas para la fabricación de bolsas Fondo Plano y Fondo Cuadrado con o sin impresión, entre las cuales se detallan:

- ✓ 30 Máquinas con impresoras y empaquetadoras
- ✓ 9 Máquinas sin impresoras y empaquetadoras
- ✓ 1 Máquina cortadora con impresora.

Instalaciones de TRANSPORTE ALPES, S.A.: Ubicada en la Zona Industrial La Hamaca, Maracay, Estado Aragua, en una superficie de 16.780 metros cuadrados. Comprende de:

- ✓ Flota de 135 camiones
- ✓ Dos Galpones
- ✓ Estacionamiento Cubierto.

5.1. ACTIVOS FIJOS NO PROPIOS

Al 31 de Marzo de 2.002, Manufacturas de Papel, C.A., (MANPA) S.A.C.A., no poseía ningún Arrendamiento Financiero.

5.2. INFORMACION SOBRE REVALUACION DE ACTIVOS:

En los Estados Financieros (Interinos) de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y EMPRESAS FILIALES no se encuentran activos revaluados.

6. CONTRATOS DE MAYOR IMPORTANCIA:

6.1. Contratos Laborales:

Contrato Colectivo para los trabajadores de las Divisiones de Conversión y Molino de Imprimir, Escribir y Embalar de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. con un período de duración de tres años, del 07 de junio de 1999 hasta el 07 de junio de 2002.

Contrato Colectivo para los empleados y obreros de la División de Molino Higiénico de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, con un período de duración de tres años, del 01 de junio de 2001 al 30 de mayo de 2004.

Contrato Colectivo que ampara a los trabajadores de TRANSPORTE ALPES, S.A, con una duración de tres años; del 07 junio de 1999 al 07 de junio de 2002.

Contrato Colectivo para los trabajadores de la División de Productos Escolares de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, con una vigencia de dos años y medio, desde 01 de junio de 1999 al 01 de diciembre de 2001, amparando tanto a empleados como obreros de la empresa (en discusión).

6.2. Contratos de Suministros:

Con la finalidad de garantizar un suministro de energía eléctrica confiable, en Diciembre de 2001 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. suscribió un Contrato de Suministro de Energía con la empresa TURBOGENERADORES MARACAY, C.A., por un período de 12 años.

7. FUENTES DE FINANCIAMIENTO E INCIDENCIA DE LA EMISION.

A continuación se detallan las fuentes de financiamiento de la empresa y la incidencia de la Emisión de Obligaciones Quirografarias al Portador por la cantidad de OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,oo):

Expresado en miles de Bs. Constantes al 31-03-2002

	INSTRUMENTO	31/03/02	Incidencia de la Emisión	Saldo después de la colocación
DEUDAS A CORTO PLAZO				
Préstamos y sobregiros Bancarios en moneda local	Contratos, Papeles Comerciales y Pagarés	7.650.000	-	7.650.000
Porción Corriente deuda a Largo Plazo en moneda local	Contratos y Pagarés	6.641.806	(6.000.000)	641.806
Porción Corriente deuda a Largo Plazo en moneda Extranjera	Contratos y Pagarés	-	-	
Efectos y Cuentas por pagar Comerciales	Facturas Comerciales y Giros Comerciales	22.265.969	-	22.265.969
Compañías relacionadas	Cuentas corrientes	2.100.059	-	2.100.059
Dividendos por pagar	Resolución Junta Directiva	-	-	-
Otras Cuentas y Gastos Acumulados por Pagar	Intereses, SSO, Beneficios Laborales, Fletes, Seguros	6.950.846	-	6.950.846
	Sub-Total	37.958.680	(6.000.000)	31.958.680
	Total deudas a corto plazo	**45.608.680**	**(6.000.000)**	**39.608.680**
DEUDAS A LARGO PLAZO				
Obligaciones al Portador en Moneda Nacional	Títulos - Obligaciones	-	8.000.000	8.000.000
Préstamos a Largo Plazo en moneda local	Contratos	2.812.500	(2.000.000)	812.500
Préstamos a Largo Plazo en moneda extranjera	Contratos	-	-	
Apartado Prestaciones Sociales		5.302.436	-	5.302.436
Otros Pasivos y Créditos Diferidos		2.112.833	-	2.112.833
	Total deudas a largo plazo	**10.227.769**	**6.000.000**	**16.227.769**
PATRIMONIO				
Capital Social		22.940.094	-	22.940.094
Actualización del capital social		51.599.600	-	51.599.600
Saldo neto actualizado para uso único de futuros aumentos de capital		128.021.288	-	128.021.288
Resultado Actualizado por Traducción filial extranjera		200.063	-	200.063
Ganancias Retenidas				
Reserva Legal		7.453.970	-	7.453.970
Ganancias no distribuidas		29.639.196	-	29.639.196
Resultado por tenencia de Activos no monetarios		65.915.310	-	65.915.310
	Total Patrimonio	**305.796.521**	**-**	**305.796.521**

8. INCENTIVOS FISCALES:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. disfruta de los siguientes incentivos fiscales:

- Admisión Temporal para Perfeccionamiento Activo (ATPA): MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.: Ministerio de Hacienda, N° GA-300-98-E-8761, de fecha 27 de Agosto de 1.998 y, N° GA-300-98-E-010395, de fecha 23 de Octubre de 1.998.

- MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. goza de las rebajas de impuestos por concepto de Inversiones en Activos Fijos, que establece la Ley de Impuesto sobre la Renta y su Reglamento.

9. LITIGIOS Y RECLAMACIONES:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. no tiene ni litigios ni reclamaciones que puedan afectar significativamente, directa o indirectamente, su situación financiera.

10. INFORMACION SOBRE LA INDUSTRIA.

La industria de papel en Venezuela está conformada por una serie de empresas que abarcan los siguientes sectores de producción:

- Impresión y Escritura
- Kraft Liner
- Corrugado Medio
- Higiénicos
- Envases y Envolturas
- Cartulinas Industriales
- Otros

La producción total de la industria papelera nacional correspondiente al año 2.000 alcanzó 433.942 toneladas métricas, lo que representa un descenso del 21% con respecto al año 1.999, como se muestra en el siguiente cuadro:

Producción Nacional de Papeles, Cartulinas y Cartones (En TM)

	1996	1997	1998	1999	2000
Imprimir y Escribir	116.859	130.334	101.274	81.508	68.355
Kraft Liner	81.071	86.564	100.052	67.933	46.608
Corrugado Medio	93.951	105.031	87.236	90.977	66.047
Higiénicos	170.348	180.796	182.223	174.501	158.857
Envases y Envolturas	82.923	88.192	63.875	47.659	22.276
Cartulinas Industriales	87.250	108.381	96.562	81.016	70.573
Otros	10.902	8.445	5.974	4.244	1.226
Total	**643.304**	**707.743**	**637.196**	**547.838**	**433.942**


Produción Nacional de Papeles, Cartulinas y Cartones
(En TM)
800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
1996
1997
1998
1999
2000
Años
Imprimir y Escribir
Kraft Liner
Corrugado Medio
Higiénicos
Envases y Envolturas
Cartulinas Industriles
Otros

Fuente: Informe Anual Apropaca 2.000.

Como puede apreciarse en el gráfico anterior, en el año 2.000 la disminución de la producción en el año 2.000 afecta a todos los rubros.

El rubro correspondiente a "Higiénicos" es el menos afectado presentando una disminución del 9% con respecto al año 1.999, siendo los rubros con mayor caída "Envases y Envolturas y Otros" los cuales disminuyeron su producción en 53% y 71% respectivamente con relación al año 1.999.


Producción Nacional, Importaciones y Exportaciones de Papeles, Cartulinas y Cartones (En TM)
800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0
1996
1997
1998
1999
2000
Años
PRODUCCION NACIONAL
IMPORTACIONES
EXPORTACIONES

Igual comportamiento mostraron las exportaciones, las cuales descendieron en todos los sectores en un 31 % en el año 2.000 con respecto al año 1.999, como consecuencia sobrevaluación del bolívar.

En cuanto a las importaciones, la sobrevaluación que ha experimentado el bolívar a partir de 1.997, ha estimulado las importaciones en detrimento de la producción nacional.

Para el año 2.000 descienden nuevamente las Importaciones como consecuencia de un mayor control de las aduanas y una reducción de la entrada desleal de papeles blanco.

Producción Nacional, Importaciones y Exportaciones de Papeles, Cartulinas y Cartones (En TM)

	1996	1997	1998	1999	2000
Producción Nacional	643.304	707.743	637.196	547.838	433.942
Importaciones	116.615	179.147	205.449	309.130	189.671
Exportaciones	127.183	184.554	157.038	148.447	102.031

Fuente: Informe Anual Apropaca 2.000

En cuanto al comportamiento del consumo aparente, este también registró un descenso en el año 2.000 al ubicarse en 415.694 TM contra 605.225 TM en 1.999, lo que representa una caída del 26%. La contracción económica que registraron todos los sectores productivos y en especial los sectores de alimentos y construcción, así como también a la caída del poder adquisitivo, explican la caída del consumo.

Consumo Aparente de Papeles, Cartulinas y Cartones (En TM)

	1996	1997	1998	1999	2000
Imprimir y Escribir	104.576	121.492	96.635	130.133	50.541
Kraft Liner	70.347	81.387	85.968	60.391	46.608
Corrugado Medio	52.016	41.815	45.076	41.374	32.405
Higiénicos	129.019	120.598	134.220	134.926	132.380
Envases y Envolturas	83.274	91.974	63.751	59.687	27.160
Cartulinas Industriales	95.393	101.176	101.499	82.557	78.401
Otros	31.659	52.691	52.947	96.157	48.199
Total	**566.284**	**611.133**	**580.096**	**605.225**	**415.694**

No incluye consumo aparente de papel para cigarrillos y cartones


Consumo Aparente de Papeles, Cartulinas y Cartones
(En TM)
700.000
600.000
500.000
400.000
300.000
200.000
100.000
1996
1997
1998
1999
2000
Años
Imprimir y Escribir
Kraft Liner
Corrugado Medio
Higiénicos
Envases y Envolturas
Cartulinas Industriles
Otros

Fuente: Informe Anual Apropaca 2.000

11. RESUMEN DE RESULTADOS DE LOS EJERCICIOS ANUALES.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.
Estado de Ganancias Y Pérdidas
(Expresado en miles de bolívares)

	Reexpresado en moneda constante al 31/03/02			
(En miles de Bs.)	**31/03/02**	**2001**	**2000**	**1999**
Ventas Netas	42.073.804	168.072.325	176.443.285	184.370763
Costo de Ventas	27.473.350	110.394.386	126.526.406	139.385.810
Ganancia Bruta	**14.600.454**	**57.677.939**	**49.916.879**	**44.984.953**
Gastos Operativos	8.491.757	34.202.602	36.932.652	37.906.505
Ganancia en Operación	**6.108.697**	**23.475.337**	**12.984.227**	**7.078.448**
Otros Ingresos (Egresos)	-4.482.636	-15.620.152	-7.004.670	-1.564.385
Ganancia Antes de impuestos	**1.626.061**	**7.855.185**	**5.979.558**	**5.514.063**
Provisión I.S.L.R y Provisión para Activos Empresariales	745.621	2.588.516	2.922.670	1.764.384
Ganancia Antes participación en resultados de afiliadas no consolidadas	**880.440**	**5.313.808**	**3.056.888**	**3.749.679**
Participación en resultados de afiliadas no consolidadas	-	-471.961	-163.512	-324.747
Ganancia Antes de intereses minoritarios	**880.440**	**4.841.847**	**2.893.376**	**3.424.932**
Intereses Minoritarios	-261.527	-19.348	338.952	34.363
Ganancia Antes de partida extraordinaria	**618.913**	**4.822.499**	**3.232.328**	**3.459.295**
Partida Extraordinaria	-	-	1.237.828	38.146
Ganancia Neta	**618.913**	**4.822.499**	**4.470.156**	**3.497.441**
N° de Acciones promedio en Circulación	**2.294.009.424**	**2.294.009.424**	**2.294.009.424**	**2.294.009.424**
Ganancia por Acción	**0,27**	**2,10**	**1,95**	**1,52**

Fuente: Estados Financieros de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

11. 1. EXPLICACIÓN DE LAS VARIACIONES DE MAYOR IMPORTANCIA.

Ventas Netas:

De acuerdo a cifras expresadas en moneda constante al 31 de Marzo de 2002, las ventas netas de los primeros tres meses del año 2002 muestran una caída de 5.92 % con respecto al mismo período del año anterior, al registrarse ventas netas por MBs. 42.073.804 versus ventas netas de MBs. 44.720.128 al cierre de marzo de 2001.

En toneladas métricas, las ventas totales cayeron 9 %, al pasar de 36.767 TM al cierre de marzo de 2001 a 33.405 TM para el mismo período del año 2002, siendo los rubros más afectados los de impresión y escritura; y envases y embalaje como consecuencia de la contracción del 4.1 % de la economía en el primer trimestre del año.

Con respecto al comportamiento de las ventas netas en el año 2001 con respecto a los años 2000 y 1999, se observa una disminución del 5 % y 9 % respectivamente, producto de la venta de la División Forestal a principios del año 2001 que redujo el volumen de ventas totales en 19.544 y 20.861 TM con relación a los años 2000 y 1999 respectivamente.

No obstante, si comparamos las ventas de papel del año 2001 con respecto al año 2000 se observa un incremento de 2.70 %, lo que representa 3.633 Toneladas métricas de papel adicionales vendidas.

Adicionalmente, en el año 2000 se redujo el volumen de exportaciones con respecto al año 1999 como consecuencia del anclaje cambiario.

Costo de Ventas:

El Costo de Ventas al cierre de marzo de 2001 presenta una reducción del 29.65 % con respecto al mismo período del año anterior, como resultado de la disminución de los gastos de fabricación y de la baja registrada en el precio internacional de las fibras

vírgenes y secundarias que constituyen la principal materia prima en la fabricación de papel.

Al comparar el Costo de Ventas del año 2001 con respecto al año 2000 se observa una reducción del 13 % debido principalmente a una inflación mayor a la devaluación en 4,01 puntos porcentuales, afectando así los valores reexpresados del año 2000.

Similar comportamiento presenta el Costo de Ventas del año 2000 con relación al del año 1.999, al reducirse en 9.23 % como consecuencia de la aplicación de mejoras en la eficiencia productiva de los procesos de la empresa y a la disparidad entre el movimiento de la tasa de devaluación de la tasa de inflación.

Gastos Operacionales:

De acuerdo a cifras reexpresadas al 31 de Marzo de 2.002, los gastos operativos como porcentaje de las ventas mostraron un aumento del 2,60 % en los primeros tres meses del año 2002 con respecto al mismo período del año anterior, por un incremento tanto de los gastos de venta como de los gastos administrativos.

Los gastos de venta se incrementaron por los descuentos otorgados por pronto pago y el aumento de las promociones y publicidad durante los tres primeros meses del año. En cuanto a los gastos de administración, el aumento fue generado por el incremento de los gastos por honorarios profesionales.

Con relación al comportamiento de los gastos operativos como porcentaje de las ventas en el año 2001 con respecto a los años 2000 y 1999, estos se redujeron en medio punto porcentual como resultado del programa de reducción de costos que fue implementado a mediados del año 2000.

reexpresados al 31/03/02 (En millones de bolívares)	**31/03/02**	**2001**	**2.000**	**1.999**
Gastos de Ventas	5.841	22.872	24.279	25.669
Gastos de Admón.	2.650	11.330	12.654	12.238
Total Gastos Operativos	**8.491**	**34.202**	**36.933**	**37.907**

Margen Operativo:

Tanto el margen bruto como operacional reflejan un incremento en los tres primeros meses del año con respecto al mismo período del año anterior.

La reducción del costo de ventas incrementó el margen bruto en 13 puntos porcentuales, mientras que el margen operacional aumentó en 9 puntos porcentuales al pasar de 6 % al cierre de marzo de 2000 a 14.52 % en marzo de 2001.

Igualmente, si comparamos el año 2001 con los años 2000 y 1999 observamos un incremento tanto del margen bruto como del operacional por la reducción del costo de venta y de los gastos operativos.

Costo Integral de Financiamiento:

El costo integral de financiamiento presentó una reducción en los primeros tres meses del año 2002 con respecto al mismo período del año anterior debido a, en primer lugar, a la disminución de los intereses pagados por un menor endeudamiento y en segundo lugar por la ganancia cambiaria obtenida al cierre de marzo del 2002 de MBs 27.281 versus una pérdida en cambio de 1.091.175 en el mismo período del año 2001.

Al comparar el costo integral de financiamiento en el año 2001 contra los años 2000 y 1999, se observa un incremento con respecto a ambos años, como consecuencia de la disminución de los intereses ganados y la reducción de la ganancia monetaria por una menor tasa de inflación y cambios en la posición monetaria de la empresa.

Entre los años 2000 y 1999 se observa una variación desfavorable del costo integral de financiamiento originada principalmente por la reducción de la ganancia monetaria al pasar la tasa de inflación de 20.3 % en el año 1999 a 13.4 % en el año 2000.

Intereses minoritarios:

La cifra presentada bajo el concepto de intereses minoritarios se refiere a la participación Toycos en los resultados de Manpa de Centroamérica.

Otros Ingresos/Egresos:

Durante el primer trimestre del año 2002 se registró una disminución de los otros ingresos con relación al primer trimestre del año 2001. Esta reducción fue ocasionada principalmente por la creación de una provisión de valuación de inversiones a fin de mantener el valor de estas en términos de dólares.

Igual comportamiento muestran los Otros Ingresos en el año 2001 con respecto a los años 2000 y 1999, en donde la provisión para valuación de inversiones constituye la principal causa de su reducción.

También es importante señalar que en el año 1999 se generaron ingresos extraordinarios por la venta de la participación de la empresa en Papeles Guaicaipuro.

	Reexpresado en moneda constante al 31/03/02		
(En miles de Bs.)	**2000/1999**	**2001/2000**	**Mar02/Mar01**
Intereses / Colocaciones	(177.286)	(395.487)	(250.219)
Diferencias en cambio (neto)	2.436.826	41.482	1.118.456
Intereses Gastos	1.975.614	6.046.786	475.180
Ganancia monetaria	(7.580.091)	(5.811.896)	(828.102)
Pérdida en Inversiones (neto)	(1.709.844)	(4.075.915)	(1.490.000)
Participación en Cías. Afiliadas	-	-	(407.700)
Realización Inversiones Temporales	-	(3.017.910)	-
Ganancia en venta de activos	(109.412)	(46.848)	-
Otros	(276.092)	(1.355.694)	(1.343.572)
Total Variación Otros Ingresos (Egresos) e Ingreso (Costo) integral de financiamiento	**(5.440.285)**	**(8.615.483)**	**(2.722.957)**

Fuente: Estados Financieros (Interinos) Manufacturas de Papel, C.A. (MANPA).

Margen Neto:

En cuanto al margen neto, éste registró un incremento de 1.19 puntos porcentuales, como consecuencia del aumento de la utilidad operativa y de un menor costo integral de financiamiento generado por la reducción de los gastos por intereses y de la ganancia en cambio obtenida en el trimestre.

El comportamiento del margen neto al cierre de 2001 con respecto al cierre de 2000 refleja un incremento de 0.34 puntos porcentuales, como consecuencia de las reducciones en el costo de venta y de los gastos operativos. Igual comportamiento muestra el margen neto alcanzado en el año 2000 con el logrado en el año 1.999 al pasar de 1.90 % a 2.53 % debido al incremento en la utilidad operativa y la reducción de los costos.

12. RELACION DE DIVIDENDOS PAGADOS EN LOS ULTIMOS CUATRO AÑOS.

(Expresado en miles de bolívares)

Años	En Efectivo	En Especies	En Acciones
1998	2.294.009	13.723.092 (*)	-
1999	2.294.009	-	-
2000	3.441.014	-	-
2001	4.588.019	-	-
Marz-2002	4.588.019	-	-

(*) acciones de Corporación Industrial de Energía

13.1 Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2001.

ra Marambio & Asociados
rre Venezuela. Piso 3
icinas 3A y D
. Bolivar Norte
b. La Alegria
lencia. Edo. Carabobo
nezuela

: (58) (241) 824 27 90 - 824 26 57
c: (58) (241) 823 41 19
rw.dttve.com

Deloitte & Touche

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2001, 2000 y 1999, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas, de las evidencias que respaldan los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales **al 31 de diciembre de 2001, 2000 y 1999, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.**

En nuestro informe de fecha 19 de febrero de 2001, nuestro dictamen sobre los estados financieros consolidados al 31 de diciembre de 2000 contenía un párrafo referente a los efectos, si hubiere alguno, sobre tales estados financieros que podrían originarse de la decisión de desincorporar los activos relacionados con el proyecto forestal, el cual se encontraba en proceso de negociación. Tal como se indica en las Notas 1 y 6 a los estados financieros consolidados, con fecha 2 de marzo de 2001, la Compañía culminó el proceso de negociación de los activos netos relacionados con el proyecto forestal, cuyo efecto final fue registrado en los resultados del año terminado el 31 de diciembre de 2001.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados reexpresados en bolívares constantes, tomados en su conjunto. En las páginas 28 a 31 se incluyen, para fines de información complementaria, los estados financieros consolidados al 31 de diciembre de 2001, 2000 y 1999, preparados sobre la base del costo histórico, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros reexpresados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la Nota 1 a los estados financieros consolidados.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. N° 10.171
C.N.V. N° S–796

Valencia – Venezuela, 19 de febrero de 2002

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2001, 2000 Y 1999
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

ACTIVO	2001	2000	1999
ACTIVO CIRCULANTE:			
Efectivo (Notas 1 y 18)	7.249.592	4.062.571	226.333
Inversiones temporales (Notas 1, 3 y 18)	-	8.983.565	16.714.804
	7.249.592	13.046.136	16.941.137
Efectos y cuentas por cobrar - neto (Notas 4, 18 y 19)	33.188.405	39.664.975	39.598.927
Anticipos a proveedores (Nota 18)	1.463.996	846.609	1.743.496
Inventarios - neto (Notas 1 y 5)	25.089.918	34.731.718	32.797.865
Gastos pagados por anticipado	233.755	298.839	484.870
Dividendos por cobrar	-	-	159.116
Otros activos circulantes - neto (Notas 1 y 6)	16.151.991	45.819.231	-
Total activo circulante	83.377.657	134.407.508	91.725.411
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 5)	1.897.330	-	-
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 7)	4.547.501	6.220.428	9.566.952
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1, 8 y 11)	226.999.429	246.436.311	288.637.011
COSTOS DE PROYECTOS FORESTALES (Notas 1 y 9)	-	-	32.985.165
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 10)	1.308.915	1.411.569	1.513.008
TOTAL	318.130.832	388.475.816	424.427.547

PASIVO Y PATRIMONIO	2001	2000	1999
PASIVO CIRCULANTE:			
Pagarés y sobregiros bancarios (Nota 18)	467.673	4.270.434	2.488.028
Porción circulante de préstamos a largo plazo (Notas 12 y 18)	7.164.717	9.277.897	12.347.774
Porción circulante de obligaciones emitidas en circulación (Nota 13)	4.690.800	5.613.473	6.817.754
Documentos por pagar (Notas 18 y 21)	2.862.844	14.325.073	9.926.346
Cuentas por pagar (Notas 14 y 18)	23.625.093	26.493.177	30.682.582
Obligaciones por operaciones de venta con arrendamiento posterior (Notas 1 y 11)	-	11.226.946	-
Gastos acumulados por pagar (Nota 18)	3.652.013	3.498.665	3.549.010
Impuestos por pagar (Notas 1 y 15)	339.594	518.337	605.755
Total pasivo circulante	42.802.734	75.224.002	66.417.249
PRESTAMOS A LARGO PLAZO (Notas 12 y 18)	8.405.000	22.649.248	32.758.020
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 13)	-	5.266.336	6.364.648
APARTADO PARA PRESTACIONES SOCIALES (Nota 1)	4.814.206	4.039.030	3.731.705
OTROS PASIVOS Y CREDITOS DIFERIDOS	252.825	212.452	86.972
INTERESES MINORITARIOS	979.902	961.828	4.752.584
Total pasivo	57.254.667	108.352.896	114.111.178
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 17)	260.876.165	280.122.290	310.316.369
TOTAL	318.130.832	388.475.186	424.427.547

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001, 2000 Y 1999
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolivares, Excepto Utilidad Neta Por Acción)

	2001	2000	1999
VENTAS NETAS (Nota 20)	158.100.109	165.430.911	172.691.672
COSTO DE VENTAS	103.687.368	118.688.033	130.559.160
UTILIDAD BRUTA	54.412.741	46.742.878	42.132.512
GASTOS DE VENTAS	21.799.170	22.729.911	24.024.030
GASTOS GENERALES Y ADMINISTRATIVOS	10.603.714	11.952.036	11.521.037
	32.402.884	34.681.947	35.545.067
UTILIDAD EN OPERACIONES	22.009.857	12.060.931	6.587.445
OTROS INGRESOS (EGRESOS):			
Pérdida en inversiones, neto	(5.404.878)	(1.571.772)	-
Realización inversiones temporales	(2.819.239)	-	-
Utilidad en venta de activos	-	43.764	145.973
Otros - neto	(2.999.999)	(1.708.041)	(1.386.084)
	(11.224.116)	(3.236.049)	(1.240.111)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:			
Intereses gastos	(6.246.188)	(11.895.603)	(13.741.799)
Intereses sobre inversiones temporales	683.873	1.106.056	1.284.215
Diferencias en cambio - neto	(1.331.897)	(1.256.384)	(3.466.251)
Ganancia monetaria (Nota 1)	3.518.701	8.923.682	15.673.877
	(3.375.511)	(3.122.249)	(249.958)
UTILIDAD ANTES DE IMPUESTOS	7.410.230	5.702.633	5.097.376
PROVISION PARA IMPUESTOS (Nota 15):			
Impuesto sobre la renta	2.437.228	2.730.268	191.256
Impuesto a los activos empresariales	-	-	1.464.544
	2.437.228	2.730.268	1.655.800
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	4.973.002	2.972.365	3.441.576
PARTICIPACION EN RESULTADOS DE AFILIADAS (Nota 1)	(440.892)	(146.273)	(298.488)
UTILIDAD ANTES DE INTERESES MINORITARIOS	4.532.110	2.826.092	3.143.088
INTERESES MINORITARIOS	(18.074)	338.952	22.992
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA	4.514.036	3.165.044	3.166.080
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores (Nota 15)	-	1.156.341	35.635
UTILIDAD NETA	4.514.036	4.321.385	3.201.715
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	1,97	1,88	1,40

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001, 2000 Y 1999
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 1998	22.940.094	46.692.596	119.593.551	171.586	20.011.227	21.740.061	57.168.866	288.317.981
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	-	(36.790)	-	(3.008.356)	-	(3.045.146)
SALDOS INICIALES NETOS	22.940.094	46.692.596	119.593.551	134.796	20.011.227	18.731.705	57.168.866	285.272.835
Dividendos en efectivo	-	-	-	-	-	(3.229.715)	-	(3.229.715)
Utilidad neta	-	-	-	-	-	3.201.715	-	3.201.715
Asignación del año	-	-	-	-	-	-	-	-
Resultado acumulado por traducción de filial extranjera	-	-	-	30.135	-	-	-	30.135
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	25.041.399	25.041.399
SALDOS AL 31 DE DICIEMBRE DE 1999	22.940.094	46.692.596	119.593.551	164.931	20.011.227	18.703.705	82.210.265	310.316.369
Dividendos en efectivo	-	-	-	-	-	(4.209.618)	-	(4.209.618)
Utilidad neta	-	-	-	-	-	4.321.385	-	4.321.385
Ajuste y traspaso de reserva legal de filiales desincorporadas	-	-	-	-	(13.047.958)	13.047.958	-	-
Resultado acumulado por traducción de filial extranjera	-	-	-	24.100	-	-	-	24.100
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(30.329.316)	(30.329.316)
SALDOS AL 31 DE DICIEMBRE DE 2000	22.940.094	46.692.596	119.593.551	189.031	6.963.269	31.863.430	51.880.949	280.122.920
Dividendos en efectivo	-	-	-	-	-	(4.801.224)	-	(4.801.224)
Utilidad neta	-	-	-	-	-	4.514.036	-	4.514.036
Ajuste y traspaso de reserva legal de filiales a desincorporar	-	-	-	-	-	-	-	-
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	-	11.032
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(18.970.599)	(18.970.599)
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	46.692.596	119.593.551	200.063	6.963.269	31.576.242	32.910.350	260.876.165

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001, 2000 Y 1999
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

	2001	2000	1999
ACTIVIDADES OPERACIONALES:			
Utilidad neta	4.514.036	4.321.385	3.201.715
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Participación de accionistas minoritarios - neto	18.074	(338.952)	(9.407)
Participación en resultados de afiliadas	440.892	146.273	298.488
Pérdida en inversiones, neto	(112.571)	1.571.772	696.071
Utilidad en venta de activos	-	(43.764)	(145.973)
Retiros y consumo de equipos y partes industriales	1.288.013	965.776	1.901.575
Provisión de inventarios	612.962	-	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	414.626	414.626	414.612
Ganancia monetaria	(3.518.701)	(8.923.682)	(15.673.877)
Depreciación	14.045.918	15.778.782	17.707.770
Amortización de cargos diferidos	75.560	47.904	106.039
Provisión para prestaciones sociales	4.960.014	3.712.165	2.679.059
Provisión para costos de proyectos forestales	-	-	1.977.742
Cambios en activos y pasivos operacionales (Nota 2)	(6.397.107)	(6.609.769)	(4.857.882)
Pago de prestaciones sociales	(3.677.742)	(2.922.697)	(1.804.924)
Resultado acumulado por traducción de filial extranjera	11.032	24.100	30.135
Efectivo neto provisto por las actividades operacionales	12.675.006	8.143.919	6.521.143
ACTIVIDADES DE INVERSION:			
Disminución en dividendos por cobrar	-	148.166	-
Aumento en costos de proyectos forestales	-	-	(1.349.926)
Ventas de activos netos proyecto forestal	17.899.964	-	-
Aumento en inversiones - neto	-	(311.957)	(427.830)
Disminución en cargos diferidos y otros activos	58.909	54.254	27.337
Compra de propiedades, planta y equipo	(2.132.594)	(4.112.609)	(6.176.387)
Venta de propiedades y equipos	-	232.367	1.079.273
Efectivo neto provisto (usado) por las actividades de inversión	15.826.279	(3.989.779)	(6.847.533)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento (disminución) en pagarés y sobregiros bancarios	(3.516.187)	2.191.874	(7.893.704)
Disminución en préstamos a largo plazo	(13.563.039)	(8.293.362)	(4.912.077)
(Disminución) aumento en obligaciones emitidas en circulación	(5.269.965)	(788.428)	12.108.024
Aumento (disminución) en documentos por pagar	(7.418.607)	2.493.205	(638.441)
Dividendos en efectivo	(4.801.224)	(4.209.618)	(3.229.715)
Efectivo neto usado por las actividades de financiamiento	(34.569.022)	(8.606.329)	(4.565.913)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	271.193	557.188	(797.839)
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(5.796.544)	(3.895.001)	(5.690.142)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	13.046.136	16.941.137	22.631.279
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	7.249.592	13.046.136	16.941.137

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001, 2000 Y 1999
(EXPRESADAS EN BOLIVARES CONSTANTES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

   Con respecto a la metodología antes mencionada, la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año. Esta metodología difiere de la establecida en la Declaración de Principios de Contabilidad N° 10 (DPC-10) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

   Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el costo de ventas de los años 2001, 2000 y 1999 se presenten en valores inferiores de Bs. 9.217 millones, Bs. 10.151 millones y Bs. 1.046 millones, respectivamente, así mismo, el gasto de depreciación de los años 2001 y 1999, se presentan en valores inferiores de Bs. 1.948 millones y Bs. 5.356 millones, respectivamente, y el gasto de depreciación del año 2000 se presenta aumentado en Bs. 106,8 millones, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un

incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2001, este efecto asciende a Bs. 3.000 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de diciembre de 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Los estados financieros consolidados al 31 de diciembre de 2000, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales y Transporte Alpes, C.A., y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A.

Los estados financieros consolidados al 31 de diciembre de 1999, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales, Corporación Forestal Imataca, C.A. y filiales, Seguridad Industrial y Forestal, C.A y Transporte Alpes, C.A., y parcialmente poseídas Corporación Forestal Guayamure, C.A. (85%), y Manufacturas de Papel de Centroamérica, S.A. (50%).

Al 31 de diciembre de 2001 y 2000, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de filiales en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros reexpresados en bolívares constantes*** – La Compañía aplica el método mixto, tal como lo establecen las normas emitidas por la Comisión Nacional de Valores, para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

   Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas de los años 2000 y 1999 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de diciembre de 2001 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado anteriormente, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

   La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 105.788 millones (Bs. 97.523 millones en 2000 y Bs. 117.967 millones en 1999) producto de la incorporación de los valores corrientes de inventarios y activos fijos, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros,

de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 72.878 millones, Bs. 45.643 millones y Bs. 35.597 millones al 31 de diciembre de 2001, 2000 y 1999, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base al IPC promedio del año.

La ganancia monetaria se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2001	2000	1999
Al inicio del año	20.689,09	18.247,30	15.202,50
Al final del año	23.227,53	20.689,09	18.247.30
Promedio del año	22.037,65	19.595,84	16.860,27
Inflación del año	12,26%	13,38%	20,03%

e. ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** – Las inversiones consideradas como "negociables" se presentan a su valor razonable de mercado. Los efectos por la variación en los valores razonables de mercado de estas inversiones, se llevan a los resultados del período en el cual se devengan o se causan.

Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas afiliadas desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de filiales, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios han sido presentados al costo corriente a la fecha de cierre, el cual no excede su valor de recuperación.

Los inventarios al 31 de diciembre de 2000 y 1999 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2001 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2000 y 1999 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2001 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos*** – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base al IPC.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones sociales*** – El apartado para prestaciones sociales comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta*** – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Uso de estimaciones en la preparación de los estados financieros*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

n. ***Estados financieros consolidados preparados sobre la base del costo histórico*** – Los estados financieros consolidados expresados en bolívares sobre la base del costo histórico se encuentran preparados de conformidad con las bases descritas para la preparación de los estados financieros básicos, a excepción de lo referente al reconocimiento del efecto de la inflación, debido a que dichos estados financieros no están sujetos a tal reconocimiento.

o. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

p. ***Reclasificaciones*** – Algunas cifras de los estados financieros al 31 de diciembre de 2000 y 1999, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2001.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2001	2000	1999
(Aumento) disminución:			
Efectos y cuentas por cobrar	(480.481)	(4.436.288)	(5.536.771)
Anticipos a proveedores	(617.387)	896.890	13.159
Inventarios	(2.598.036)	(13.497.472)	(5.211.728)
Gastos pagados por anticipado	65.084	65.966	342.878
Aumento (disminución):			
Cuentas por pagar	(3.054.689)	2.422.802	6.538.176
Gastos acumulados por pagar	544.148	378.456	(1.371.949)
Impuestos por pagar	(191.867)	(13.883)	541.179
Otros pasivos y créditos diferidos	(63.879)	28.870	(172.826)
Variación neta de activos y pasivos operacionales de filiales en proceso de desincorporación	-	7.544.890	-
	(6.397.107)	(6.609.769)	(4.857.882)

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2001	2000	1999
Intereses	5.856.253	12.207.953	14.296.218
Impuestos	1.021.428	1.368.876	818.913

3. INVERSIONES TEMPORALES

Al 31 de diciembre de 2000 y 1999, las inversiones temporales incluyen inversiones negociables compuestas principalmente por valores en acciones y papeles comerciales, presentados a su valor de mercado, el cual se aproxima al costo. Durante el año terminado el 31 de diciembre de 2001, la Compañía realizó estas inversiones.

4. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2001	2000	1999
Comerciales	30.832.981	34.045.129	34.879.123
Compañías relacionadas (Nota 16)	97.880	6.709.054	3.805.982
Empleados	1.961.487	1.635.325	1.417.442
Deudores diversos	770.347	738.434	1.339.300
	33.662.695	43.127.942	41.441.847
Menos – apartado para cuentas de cobro dudoso	474.290	3.462.967	1.842.920
	33.188.405	39.664.975	39.598.927

5. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2001	2000	1999
Productos terminados	12.104.644	13.212.358	16.056.581
Productos en proceso	284.429	92.321	100.385
Materias primas	5.696.308	8.898.128	7.146.585
Repuestos	5.738.401	7.886.432	7.253.375
Inventario en tránsito	1.879.098	4.642.479	2.240.939
	25.702.880	34.731.718	32.797.865
Menos – provisión para obsolescencia	612.962	-	-
	25.089.918	34.731.718	32.797.865

Durante el año terminado el 31 de diciembre de 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

6. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	2001	2000	1999
Activos netos de filiales en proceso de desincorporación:					
Inmuebles 310350, C.A.	(A)	100	25.542.057	12.026.947	-
Corporación Forestal Imataca, C.A. y Filiales	(B)	100	-	10.617.180	-
Corporación Forestal Guayamure, C.A.	(B)	85	-	10.081.250	-
			25.542.057	32.725.377	-
Otras inversiones registradas al costo:					
J.C. Papeleras, C.A.	(C)	50	-	3.427.129	-
Agroindustrial Mandioca, C.A. (en etapa preoperativa)	(D)	20	-	4.003.190	-
Corporación Forestal Orinoco, C.A.	(D)	33	-	1.096.333	-
Fibras Secundarias, S.A.	(D)	33	-	114.911	-
Otras			136.084	1.043.673	-
			136.084	9.685.236	-
			25.678.141	42.410.613	-
Menos – apartado para inversiones			9.526.150	7.818.328	-
			16.151.991	34.592.285	-
Otros activos:					
Depósitos a plazo fijo	(E)		-	11.226.946	-
			16.151.991	45.819.231	-

(A) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía adicionalmente aportó la mayoría de sus inversiones registradas al costo, ciertas cuentas por cobrar y la opción sobre los créditos de reducción de emisiones comentada abajo por Bs. 13.863 millones, cuyos valores en libros eran de Bs. 21.559 millones. Al 31 de diciembre de 2001, esta filial poseía inmuebles por Bs. 11.864 millones e inversiones y opción sobre los créditos por reducción de emisiones por Bs.13.579 millones. Al 31 de diciembre de 2001, la Compañía tiene una provisión para tales inversiones por Bs. 9.526 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 2.274 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

(B) Con fecha 2 de marzo de 2001, la Compañía vendió los activos netos relacionados con los proyectos forestales por US $ 24 millones (Bs. 16.983 millones) en efectivo más una opción por 18 años sobre el 50% del valor neto de los Créditos de Reducción de Emisiones que las plantaciones puedan recibir, según los acuerdos internacionales relativos al cambio climático y el desarrollo limpio, conocidos también como Protocolo de Kyoto. La gerencia de la Compañía, con base en estudios realizados por expertos en la materia, estimó que la opción mencionada tenía un valor presente de US$ 9,2 millones (Bs. 7.029 millones). El valor en libros de los activos netos a la fecha de la transacción era de US$ 24.973 millones, en moneda constante.

(C) De acuerdo con estados financieros no auditados, la participación patrimonial en esta compañía no se considera significativa para los estados financieros consolidados, por lo que la misma se presenta al costo. Esta inversión fue transferida a Inmuebles 310350, C.A.

(D) Compañías en las cuales no se posee influencia significativa en las políticas operacionales y financieras, por lo que las mismas se presentan al costo. Estas inversiones fueron transferidas a Inmuebles 310350, C.A.

(E) Corresponde a depósitos a plazo destinados a garantizar las operaciones de venta con arrendamiento posterior celebradas durante el año terminado el 31 de diciembre de 2000. (Ver Nota 11).

7. INVERSIONES EN AFILIADAS

Al 31 de diciembre, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

	Nota	%	2001	2000	1999
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:					
Simco Recycling Corp. Inc.	(A)	50	4.268.638	5.101.511	5.377.173
Otras inversiones registradas al costo:					
J.C. Papeleras, C.A.	(B)	50	-	-	3.427.128
Agroindustrial Mandioca, C.A. (en etapa preoperativa)	(C)	20	-	-	3.638.787
Corporación Forestal Orinoco, C.A.	(C)	33	-	-	1.096.332
Fibras Secundarias, S.A.	(C)	33	-	-	114.911
Losani, S.A.	(B)	40	47.837	49.679	51.510
Panamericana de Licencias, S.A.	(B)	40	79.699	82.799	85.850
Inversiones Papeleras, C.A.	(B)	50	-	835.112	835.112
Otras			-	-	1.310.852
Inversiones inmobiliarias			151.327	151.327	151.327
			278.863	1.118.917	10.711.809
Menos – apartado para inversiones			-	-	6.522.030
			4.547.501	6.220.428	9.566.952

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2001	2000	1999
Activo circulante	**1.096**	**2.198**	**1.575**
Total activo	2.073	3.468	2.953
Pasivo circulante	2.024	2.087	1.749
Patrimonio (déficit)	(238)	1.136	848
Total pasivo y patrimonio	2.073	3.468	2.953
(Pérdida) utilidad neta	(1.374)	288	264

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 8.298 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza en un período de veinte (20) años. Al 31 de diciembre de 2001, 2000 y 1999, el monto de este exceso es de Bs. 4.358 millones, Bs. 4.772 millones y Bs. 5.188 millones, respectivamente, neto de amortización acumulada, la cual incluye una amortización adicional efectuada durante el año 1998 de Bs. 1.449 millones. Luego de esta amortización adicional, el período de amortización se redujo a catorce (14) años. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la filial con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo. Durante el año terminado el 31 de diciembre de 2001, los accionistas decidieron liquidar a Inversiones Papeleras, C.A.. Producto de lo anterior, la Compañía recibió inmuebles y maquinarias valoradas en Bs. 3.005 millones, a cuenta de su inversión y cuentas por cobrar que tenía con ésta, los cuales se presentan en la cuenta de propiedades, planta y equipo. La gerencia estima que tales activos serán utilizados en la operación.

(C) Compañías en las cuales no se posee influencia significativa en las políticas operacionales y financieras, por lo que las mismas se presentan al costo.

8. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipo se componen de (en miles de bolívares):

	Vida útil (años)	2001	2000	1999
Edificios	10 a 30	28.876.923	28.752.835	38.558.497
Maquinarias y equipos	7 a 20	224.239.623	228.225.690	241.243.401
Vehículos	3 a 6	3.168.004	4.009.648	4.632.719
Muebles, enseres y otros	5	12.896.416	14.940.825	15.111.978
		269.180.966	275.928.998	299.546.595
Menos – depreciación acumul.		55.110.115	42.097.824	28.540.074
		214.070.851	233.831.174	271.006.521
Terrenos		8.582.288	7.324.415	12.904.586
Equipos y partes industriales		2.029,807	2.296.438	2.489.340
Construcciones en proceso		2.316.483	2.984.284	2.236.564
		226.999.429	246.436.311	288.637.011

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2001, 2000 y 1999, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha septiembre de 1998, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos.

Durante el año terminado el 31 de diciembre de 2000, la Compañía modificó la vida útil de algunas maquinarias de las unidades estratégicas de molino higiénico y escolares, principalmente de quince (15) años a veinte (20) años. El efecto de este cambio en los estados financieros al 31 de diciembre de 2000, representó una reducción en el gasto de depreciación de Bs. 414 millones.

Durante los años terminados el 31 de diciembre de 2001, 2000 y 1999, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 10.535 millones, Bs. 8.790 millones y Bs. 10.812 millones, respectivamente.

Al 31 de diciembre de 2001, 2000 y 1999, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 627 millones, Bs. 735 millones y Bs. 825 millones, respectivamente, neto de amortización acumulada. Durante 2001 y 2000, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2001, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 100.011 millones (a valores actualizados de avalúo).

9. COSTOS DE PROYECTOS FORESTALES

Al 31 de diciembre de 1999, estos costos contemplan aquellos relacionados con los costos incurridos en el desarrollo de las plantaciones forestales, los cuales están siendo capitalizados, tal como lo establecen los principios contabilidad de aceptación general en Venezuela, y amortizados en función a la explotación de estas plantaciones.

Hasta el 31 de diciembre de 1998, la Compañía reexpresó los valores históricos de los costos de proyectos forestales basado en los índices de inflación aplicables de acuerdo a la Declaración de Principios de Contabilidad N° 10 (DPC-10). A partir de esa fecha, con base en estudios técnicos elaborados por especialistas, se determinaron los valores de realización de las plantaciones forestales en desarrollo. Para los años terminados el 31 de diciembre de 2000 y 1999, la incorporación de los valores reflejados por los mencionados estudios técnicos produjo una reducción en los costos de proyectos forestales y el resultado por tenencia de activos no monetarios de Bs. 8.961 millones y Bs. 5.914 millones, respectivamente.

Durante el año terminado el 31 de diciembre de 2000, la Compañía tomó la decisión de desincorporar los activos relacionados con los proyectos forestales, por estar en proceso de negociaciones. Como resultado de esta decisión, la gerencia estimó conveniente presentar los mismos en otros activos circulantes al 31 de diciembre de 2000.

10. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2001, 2000 y 1999, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.265,4 millones, Bs. 1.341,2 millones y Bs. 1.416 millones, respectivamente, neto de amortización acumulada por Bs. 212,7 millones, Bs. 137,1 millones y Bs. 94 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

11. OPERACIONES DE VENTA CON ARRENDAMIENTO POSTERIOR

Durante el año terminado el 31 de diciembre de 2000, la Compañía celebró operaciones de venta con arrendamiento posterior de ciertas maquinarias y equipos con dos bancos locales por Bs. 9.155 millones, equivalentes al valor corriente aproximado de estos activos a la fecha de la operación. Durante el año 2001, la Compañía canceló la totalidad de las obligaciones originadas en estas operaciones.

12. PRESTAMOS A LARGO PLAZO

Al 31 de diciembre de 2001, los préstamos a largo plazo están compuestos como sigue (en miles de bolívares):

a. Préstamo de banco del exterior por US$ 5,05 millones, a una tasa de interés variable (LIBOR + diferencial), pagadero en 12 cuotas trimestrales y consecutivas de US$ 420,8 mil cada una, a partir del 23 de noviembre de 1999. Durante el año 2001 se pagó US$ 1.683 millones.	1.275.967
b. Préstamos de bancos locales, a tasas de interés variables, con plazos desde uno y medio (1,5) a tres (3) años, y vencimientos desde 2001 a 2003.	14.293.750
	15.569.717
Menos – porción circulante	7.164.717
	8.405.000

Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001, 7,75% y 10,45% para el año 2000 y 7% y 9,57% para el año 1999. Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 15,63% y 30% para el año 2001, 14,31% y 26% para el año 2000 y 23% y 41% para el año 1999.

El monto total de los pagos de capital para los próximos dos (2) años a partir del 31 de diciembre de 2001 se discriminan de la siguiente forma: Bs. 7,1 millones en 2002 y Bs. 8,4 millones en 2003.

Al 31 de diciembre de 2001, la Compañía mantiene préstamos de bancos locales por Bs. 12.294 millones que incluyen entre otras, las siguientes cláusulas restrictivas:

- Crear gravamen por un monto acumulado superior a US$ 5.000 millones.
- Constituir garantía real sobre cualquiera de sus bienes para garantizar obligaciones hasta por la cantidad de Bs. 2.500 millones, sin previa autorización del banco.
- No exceder de Bs. 25.000 millones de endeudamiento bancario total a corto plazo.

- Exigibilidad inmediata del préstamo si se produce una modificación sustancial en la composición accionaria de la Compañía, sin previa notificación al banco.

- Gravar bienes de su propiedad sin haber obtenido previamente y en cada caso, la autorización por escrito del banco.

- En caso de liquidación de la inversión en Inmuebles 310350, C.A., la Compañía no podrá generar en ningún caso una pérdida contable y/o una cuenta por cobrar en los libros.

13. EMISION DE OBLIGACIONES

Al 31 de diciembre de 2001, las obligaciones emitidas en circulación están compuestas como sigue (en miles de bolívares):

a. Obligaciones quirografarias al portador, con vencimiento el 25 de enero 2002 y 18 de febrero de 2002, con intereses a tasas variables pagaderos mensualmente.	4.690.800
Menos – porción circulante	4.690.800
	-

Durante los años terminados el 31 de diciembre de 2000 y 1999, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 595 millones y 1.090 millones, respectivamente.

14. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2001	2000	1999
Comerciales	20.344.072	20.804.173	27.108.180
Compañías relacionadas (Nota 16)	2.041.441	2.096.442	1.350.209
Otras	1.239.580	3.592.562	2.224.193
	23.625.093	26.493.177	30.682.582

15. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2001	2000	1999
Impuesto sobre la renta del año – estimado	3.074.634	6.356.202	155.621
Impuesto a compensar con traslado de pérdidas fiscales de años anteriores	-	1.156.341	35.635
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	(637.406)	(4.782.275)	-
	2.437.228	2.730.268	191.256

Para los años terminados el 31 de diciembre de 2001, 2000 y 1999, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, los ingresos obtenidos en el exterior, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal

deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Durante el año 2000, la Compañía utilizó pérdidas fiscales trasladables de años anteriores por aproximadamente Bs. 3.046 millones (a valores históricos), generándose un beneficio impositivo de Bs. 1.156 millones, el cual se presenta como partida extraordinaria. Así mismo, utilizó rebajas por inversiones trasladables de años anteriores por Bs. 3.040 millones (a valores históricos), las cuales se presentan como una reducción de la provisión de impuesto sobre la renta del año.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el Gravamen sobre los Dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el Régimen de Renta Mundial, y aquellos obtenidos por las inversiones o participaciones bajo el Régimen de Transparencia Fiscal Internacional.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta a pagar en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2001, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

16. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2001, 2000 y 1999, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2001	2000	1999
Ventas de inventarios	2.145.000	2.403.000	551.179
Compras de inventarios	3.257.291	11.875.000	11.555.655
Cargos por consumo de energía eléctrica	5.505.000	6.264.000	4.900.779

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2001	2000	1999
Cuentas por cobrar a corto plazo			
J.C. Papeleras, C.A.	57.753	1.869.713	2.031.891
Corporación Industrial de Energía, C.A.	16.031	8.884	25.796
Agroindustrial Mandioca, C.A.	15.566	-	-
Turboven Cagua Company Inc.	4.260	-	-
Turbogeneradores de Venezuela, C.A.	3.231	3.448	-
Agropecuaria Mandioca, C.A.	1.039	1.168	562.122
Turboven Maracay Company Inc.	-	685.158	70.761
Corporación Forestal Imataca, C.A.	-	3.147.871	-
Papeles Nacionales Flamingo, C.A.	-	550.113	904.493
Aserradero Venwood, C.A.	-	255.112	-
Comercializadora Acatami, C.A.	-	118.765	-
Corporación Forestal Guayamure, C.A.	-	68.822	-
Inversiones Papeleras, C.A.	-	-	210.919
	97.880	6.709.054	3.805.982
Cuentas por pagar a corto plazo			
Losani, S.A.	755.361	454.640	526.617
Turbogeneradores Maracay, C.A.	479.590	928.754	180.275
Turboven Maracay Company	433.387	-	
Seinforca, C.A.	186.122	147.761	
Simco Recycling Corp. Inc.	115.259	380.708	643.317
Inmuebles 310350, C.A.	71.722	-	
Agroindustrial Mandioca, C.A.	-	184.579	
	2.041.441	2.096.442	1.350.209

17. PATRIMONIO

Capital social

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de

capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Durante el año terminado el 31 de diciembre de 2000, la Compañía decidió ajustar el monto de la mencionada reserva, considerando para ello el referido porcentaje basado en el monto del capital social actualizado a la fecha de los estados financieros.

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Con fecha 27 de abril de 2000, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 14 de febrero de 2000, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,50 por acción, para un total de Bs. 1.147.004.712.

Con fecha 22 de marzo de 1999, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Utilidades retenidas

Al 31 de diciembre de 2001 las utilidades retenidas no distribuidas incluyen Bs. 3.319 millones de utilidades retenidas de las filiales, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, (Manpa), C.A. S.A.C.A. ascienden a Bs. 4.638 millones y Bs. 28.257 millones, respectivamente.

Según disposiciones emitidas por la Comisión Nacional de Valores, las empresas sometidas a su supervisión y control, deberán usar como base para la distribución de dividendos y participaciones estatutarias la menor, entre la utilidad obtenida con base en las cifras históricas y la utilidad obtenida con base en las cifras actualizadas, sin incluir la participación patrimonial en las ganancias de filiales y afiliadas.

18. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2001, 2000 y 1999, registrados en bolívares a la tasa de cambio de Bs. 758,00, Bs. 700,00 y Bs. 649,25 por US$ 1,00, respectivamente, de acuerdo con el mercado libre de divisas:

	2001	2000	1999
	(En miles de US$)		
Activo:			
Efectivo e inversiones temporales	5.671	17.079	23.859
Cuentas por cobrar comerciales	9.139	11.464	12.352
Cuentas por cobrar compañías relacionadas	34	1.668	1.641
Anticipos a proveedores y deudores diversos	2.384	638	3.325
	17.228	30.849	41.177
Pasivo:			
Pagarés y sobregiros bancarios	1	4.009	1.287
Documentos por pagar	3.777	14.145	12.011
Cuentas por pagar comerciales	18.626	20.490	22.934
Cuentas por pagar compañías relacionadas	1.149	1.063	1.416
Gastos acumulados por pagar y otras	591	1.722	2.053
Préstamos a largo plazo	1.684	8.399	27.593
	25.828	49.828	67.294

19. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2001, 2000 y 1999, la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

20. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2001, 2000 y 1999 representan aproximadamente el 13%, 14,7% y 19% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 28,9 millones.

Al 31 de diciembre de 2001 y 2000, la Compañía mantiene créditos cedidos a instituciones financieras por Bs. 2.044 millones y Bs. 4.165 millones, respectivamente, para garantizar el financiamiento de operaciones de exportación efectuadas a compañías filiales. Estos créditos se presentan incluidos en los documentos por pagar a esa fecha.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. Dicha fianza queda limitada a la cantidad de US$ 2.350.000; de no producirse reclamo alguno, el 30 de abril de 2003 se reducirá a US$ 1.000.000 y el 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de 1er grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2001, las cartas de crédito abiertas por estos conceptos alcanzan a Bs. 632 millones.

Contingencias

Las autoridades fiscales han determinado ciertos reparos en contra de la Compañía, los cuales ascienden a Bs. 2.956 millones, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estos reparos, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2001, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1.8 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de

la opinión de que existen suficientes méritos para argumentar estos reparos, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

22. EVENTOS POSTERIORES

Obligaciones emitidas en circulación

En fecha 14 de enero de 2001, la Compañía pagó obligaciones quirografarias por Bs. 3.989,3 millones.

Patrimonio

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848.

Medidas económicas

Con fecha 12 de febrero de 2001, el Ejecutivo Nacional anunció una serie de medidas económicas, aún no instrumentadas en su totalidad, entre las cuales, se establece la libre flotación del tipo de cambio. A la fecha de este informe, el tipo de cambio se ubicó en aproximadamente Bs. 947 por US$ 1,00.

13.2 Estados Financieros Consolidados no Auditados (Interinos) al 31 de Marzo de 2002.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE MARZO DE 2002
(Expresados en Miles de Bolívares)

ACTIVO	Al 31 de marzo 2002	Al 31 de diciembre 2001	2000	1999
ACTIVO CIRCULANTE:				
Efectivo (Notas 1 y 18)	9.801.713	7.760.469	4.275.006	252.235
Inversiones temporales (Notas 1, 3 y 18)	-	-	8.595.942	16.722.472
	9.801.713	7.760.469	12.870.948	16.974.707
Efectos y cuentas por cobrar - neto (Notas 4, 18 y 19)	31.774.778	35.114.346	42.052.439	42.064.217
Anticipos a proveedores (Nota 18)	1.822.536	1.567.164	906.270	1.866.363
Inventarios - neto (Notas 1 y 5)	24.923.716	26.836.791	36.996.292	35.017.208
Gastos pagados por anticipado	295.554	247.073	314.393	516.518
Dividendos por cobrar	-	-	-	170.329
Otros activos circulantes - neto (Notas 1 y 6)	15.377.915	17.290.219	49.048.104	-
Total activo circulante	83.996.212	88.816.062	142.188.446	96.609.342
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 5)	2.031.034	2.031.034	-	-
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 7)	4.836.089	4.858.975	6.621.426	10.212.064
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1, 8 y 11)	269.406.446	242.864.054	263.673.772	308.840.717
COSTOS DE PROYECTOS FORESTALES (Notas 1 y 9)	-	-	-	35.309.624
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 10)	1.336.189	1.309.931	1.414.209	1.518.626
TOTAL	361.605.970	339.880.056	413.897.852	452.490.373
PASIVO Y PATRIMONIO				
PASIVO CIRCULANTE:				
Pagarés y sobregiros bancarios (Nota 18)	7.650.000	500.630	4.571.371	2.663.359
Porción circulante de préstamos a largo plazo (Notas 12 y 18)	6.641.806	7.669.613	9.931.708	13.217.920
Porción circulante de obligaciones emitidas en circulación (Nota 13)	-	5.021.360	6.009.054	7.298.200
Documentos por pagar (Notas 18 y 21)	946.940	3.064.588	11.899.629	10.625.854
Cuentas por pagar (Notas 14 y 18)	23.419.088	24.692.289	31.718.974	32.713.489
Obligaciones por operaciones de venta con arrendamiento posterior (Notas 1 y 11)	-	-	12.018.107	-
Gastos acumulados por pagar (Nota 18)	4.625.573	3.865.877	3.728.771	3.788.462
Impuestos por pagar (Notas 1 y 15)	2.325.273	363.525	529.955	636.561
Total pasivo circulante	45.608.680	45.177.882	80.407.569	70.943.845
PRESTAMOS A LARGO PLAZO (Notas 12 y 18)	2.812.500	8.997.299	24.245.337	35.066.471
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 13)	-	-	5.637.454	6.813.164
APARTADO PARA PRESTACIONES SOCIALES (Nota 1)	5.302.436	5.153.462	4.323.659	3.994.678
OTROS PASIVOS Y CREDITOS DIFERIDOS	820.196	256.493	217.355	93.101
INTERESES MINORITARIOS	1.292.637	1.048.956	961.827	4.995.832
Total pasivo	55.836.449	60.634.092	115.793.201	121.907.091
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 17)	305.769.521	279.245.964	298.104.651	330.583.282
TOTAL	361.605.970	339.880.056	413.897.852	452.490.373
	-	0	(0)	0

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
ESTADOS CONSOLIDADOS DE RESULTADOS
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE MARZO DE 2002
(Expresados en Miles de Bolivares, Excepto Utilidad Neta Por Acción)

	Periodo de tres meses finalizado al 31 de marzo 2002	Al 31 de diciembre 2001	2000	1999
VENTAS NETAS (Nota 20)	42.073.804	168.072.325	176.443.285	184.370.763
COSTO DE VENTAS	27.473.350	110.394.386	126.526.406	139.385.810
UTILIDAD BRUTA	14.600.454	57.677.939	49.916.879	44.984.953
GASTOS DE VENTAS	5.841.333	22.872.169	24.278.652	25.668.838
GASTOS GENERALES Y ADMINISTRATIVOS	2.650.424	11.330.433	12.654.000	12.237.667
	8.491.757	34.202.602	36.932.652	37.906.505
UTILIDAD EN OPERACIONES	6.108.697	23.475.337	12.984.227	7.078.448
OTROS INGRESOS (EGRESOS):				
Pérdida en inversiones, neto	-	(5.785.759)	(1.709.844)	-
Realización inversiones temporales	-	(3.017.910)	-	-
Utilidad en venta de activos	-	-	46.848	156.260
Otros - neto	(2.580.370)	(3.211.408)	(1.855.714)	(1.579.622)
	(2.580.370)	(12.015.077)	(3.518.710)	(1.423.362)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:				
Intereses gastos	(2.610.093)	(6.686.149)	(12.732.935)	(14.708.549)
Intereses sobre inversiones temporales	134.775	732.065	1.127.552	1.304.838
Diferencias en cambio - neto	27.281	(1.417.654)	(1.459.136)	(3.895.962)
Ganancia monetaria (Nota 1)	545.771	3.766.663	9.578.559	17.158.650
	(1.902.266)	(3.605.075)	(3.485.960)	(141.023)
UTILIDAD ANTES DE IMPUESTOS	1.626.061	7.855.185	5.979.558	5.514.063
PROVISION PARA IMPUESTOS (Nota 15):				
Impuesto sobre la renta	745.621	2.588.516	2.922.670	204.734
Impuesto a los activos empresariales	-	-	-	1.559.650
	745.621	2.588.516	2.922.670	1.764.384
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	880.440	5.313.808	3.056.888	3.749.679
PARTICIPACION EN RESULTADOS DE AFILIADAS (Nota 1)	-	(471.961)	(163.512)	(324.747)
UTILIDAD ANTES DE INTERESES MINORITARIOS	880.440	4.841.847	2.893.376	3.424.932
INTERESES MINORITARIOS	(261.527)	(19.348)	338.952	34.363
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA	618.913	4.822.499	3.232.328	3.459.295
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores (Nota 15)	-	-	1.237.828	38.146
UTILIDAD NETA	618.913	4.822.499	4.470.156	3.497.441
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	0,27	2,10	1,95	1,52

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE MARZO DE 2002
(Expresados en Miles de Bolívares)

	Al 31 de marzo 2002	Al 31 de diciembre 2001	2000	1999
ACTIVIDADES OPERACIONALES:				
Utilidad neta	618.913	4.822.499	4.470.156	3.497.441
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:				
Participación de accionistas minoritarios - neto	261.527	19.348	(362.838)	(10.070)
Participación en resultados de afiliadas	-	471.962	156.581	319.522
Pérdida en inversiones, neto	2.046.345	(120.504)	1.682.534	745.123
Utilidad en venta de activos	-	-	(46.848)	(156.260)
Retiros y consumo de equipos y partes industriales	-	1.378.779	1.033.834	2.035.579
Provisión de inventarios	-	656.157	-	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	-	443.845	443.845	443.830
Ganancia monetaria	(545.771)	(2.662.475)	(9.331.054)	(18.008.782)
Depreciación	3.765.593	15.035.731	16.890.710	18.955.633
Amortización de cargos diferidos	-	80.885	51.280	113.512
Provisión para prestaciones sociales	2.815.345	5.309.545	3.973.761	2.867.852
Provisión para costos de proyectos forestales	-	-	-	2.117.113
Cambios en activos y pasivos operacionales (Nota 2)	4.840.971	(6.847.910)	(7.075.558)	(5.200.216)
Pago de prestaciones sociales	(2.666.371)	(3.936.912)	(3.128.659)	(1.932.117)
Resultado acumulado por traducción de filial extranjera	-	11.809	25.798	32.259
Efectivo neto provisto por las actividades operacionales	11.136.552	14.662.759	8.783.542	5.820.419
ACTIVIDADES DE INVERSION:				
Disminución en dividendos por cobrar	-	-	158.607	-
Aumento en costos de proyectos forestales	-	-	-	(1.445.055)
Ventas de activos netos proyecto forestal	-	19.161.371	-	-
Aumento en inversiones - neto	-	-	(333.941)	(457.979)
Disminución en cargos diferidos y otros activos	-	63.060	58.077	29.263
Compra de propiedades, planta y equipo	(433.922)	(2.282.878)	(4.402.424)	(6.611.636)
Venta de propiedades y equipos	703.710	-	248.742	1.155.329
Efectivo neto provisto (usado) por las actividades de inversión	269.788	16.941.553	(4.270.939)	(7.330.078)
ACTIVIDADES DE FINANCIAMIENTO:				
Aumento en otros activos circulantes				
Aumento (disminución) en pagarés y sobregiros bancarios	7.650.000	(3.763.972)	2.346.335	(8.449.972)
Disminución en préstamos a largo plazo	(12.233.966)	(14.518.824)	(8.877.794)	(5.258.230)
(Disminución) aumento en obligaciones emitidas en circulación	-	(5.641.339)	(843.988)	12.961.274
Aumento (disminución) en documentos por pagar	-	(7.941.395)	2.668.901	(683.432)
Dividendos en efectivo	(4.781.130)	(5.139.565)	(4.506.269)	(3.457.312)
Efectivo neto usado por las actividades de financiamiento	(9.365.096)	(37.005.095)	(9.212.815)	(4.887.672)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	-	290.304	596.453	(854.063)
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	2.041.244	(5.110.479)	(4.103.759)	(7.251.394)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	7.760.469	12.870.948	16.974.707	24.226.101
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	9.801.713	7.760.469	12.870.948	16.974.707

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
Por el período de tres meses finalizado y los años finalizados el 31 diciembre
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE MARZO DE 2002
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 1998	22.940.094	51.599.600	128.021.288	171.586	21.421.415	23.272.079	61.197.546	308.623.608
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior	-	-	-	(36.790)	-	(3.220.354)	-	(3.257.144)
SALDOS INICIALES NETOS	22.940.094	51.599.600	128.021.288	134.796	21.421.415	20.051.725	61.197.546	305.366.464
Dividendos en efectivo	-	-	-	-	-	(3.457.312)	-	(3.457.312)
Utilidad neta	-	-	-	-	-	3.497.441	-	3.497.441
Resultado acumulado por traducción de filial extranjera	-	-	-	30.135	-	-	-	30.135
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	25.146.554	25.146.554
SALDOS AL 31 DE DICIEMBRE DE 1999	22.940.094	51.599.600	128.021.288	164.931	21.421.415	20.091.854	86.344.100	330.583.282
Dividendos en efectivo	-	-	-	-	-	(4.506.269)	-	(4.506.269)
Utilidad neta	-	-	-	-	-	4.470.156	-	4.470.156
Ajuste y traspaso de reserva legal de filiales desincorporadas	-	-	-	-	(13.967.445)	13.967.445	-	-
Resultado acumulado por traducción de filial extranjera	-	-	-	24.100	-	-	-	24.100
Resultado por tenencia de activos no monetarios	-	-	-	-	-		(32.466.618)	(32.466.618)
SALDOS AL 31 DE DICIEMBRE DE 2000	22.940.094	51.599.600	128.021.288	189.031	7.453.970	34.023.186	53.877.482	298.104.651
Dividendos en efectivo	-	-	-	-	-	(5.139.565)	-	(5.139.565)
Utilidad neta	-	-	-	-	-	4.822.499	-	4.822.499
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	-	11.032
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(18.552.652)	(18.552.652)
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	51.599.600	128.021.288	200.063	7.453.970	33.801.413	35.229.537	279.245.964
Dividendos en efectivo	-	-	-	-	-	(4.781.130)	-	(4.781.130)
Utilidad neta	-	-	-	-	-	618.913	-	618.913
Ajuste y traspaso de reserva legal de filiales a desincorporar	-	-	-	-		-	-	-
Resultado acumulado por traducción de filial extranjera	-		-	-	-	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	30.685.774	30.685.774
SALDOS AL 31 DE MARZO DE 2002	22.940.094	51.599.600	128.021.288	200.063	7.453.970	29.639.196	65.915.310	305.769.521

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
ESTADO DE COSTO DE PRODUCCION Y VENTAS
DE LOS ULTIMOS 3 EJERCICIOS ECONOMICOS Y EL PERIODO DE TRES MESES AL 31 DE MARZO DE 2002
Expresado en Miles de Bolivares Constantes del 31 de Marzo de 2002

	3 MESES FINALIZADOS AL 31 DE MARZO DE 2002	AÑO FINALIZADO AL 31 DE DICIEMBRE 2001	AÑO FINALIZADO AL 31 DE DICIEMBRE 2000	AÑO FINALIZADO AL 31 DE DICIEMBRE 1999
MANO DE OBRA DIRECTA	3.249.567	12.900.679	13.496.108	12.946.948
MATERIAL UTILIZADO :				
INVENTARIOS INICIALES	15.605.696	22.754.035	17.721.663	11.961.493
MATERIA PRIMA ADQUIRIDA	10.531.673	46.191.023	67.450.980	85.625.227
INVENTARIOS FINALES	(14.864.754)	(15.605.696)	(22.754.035)	(17.721.663)
	11.272.615	53.339.362	62.418.608	79.865.057
GASTOS INDIRECTOS:				
MANO DE OBRA INDIRECTA	1.231.891	4.882.909	6.790.299	6.514.477
MATERIALES Y REPUESTOS	2.364.664	8.874.405	8.280.395	8.746.010
DEPRECIACION	3.426.690	13.682.516	15.370.546	17.249.625
ENERGIA Y COMBUSTIBLES	2.934.677	9.435.662	9.294.671	9.033.062
OTROS GASTOS DE FABRICACION	1.821.113	6.298.725	7.822.491	4.874.711
	11.779.035	43.174.217	47.558.402	46.417.885
TOTAL COSTO DE PRODUCCION	26.301.217	109.414.258	123.473.118	139.229.890
PRODUCTOS EN PROCESO Y TERMINADOS				
INVENTARIO INICIAL	13.262.129	14.242.257	17.295.545	17.451.465
INVENTARIO FINAL	(12.089.996)	(13.262.129)	(14.242.257)	(17.295.545)
TOTAL COSTO DE VENTAS	27.473.350	110.394.386	126.526.406	139.385.810

Inventarios al inicio del periodo	28.867.825	36.996.292	35.017.208	29.412.958
Inventarios al fin del periodo	(26.954.750)	(28.867.825)	(36.996.292)	(35.017.208)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2001, 2000 Y 1999
(EXPRESADAS EN BOLIVARES CONSTANTES AL 31 DE MARZO DE 2002)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. *Operaciones* – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. *Presentación de estados financieros* – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año. Esta metodología difiere de la establecida en la Declaración de Principios de Contabilidad N° 10 (DPC-10) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el costo de ventas de los años 2001, 2000 y 1999 se presenten en valores inferiores de Bs. 9.867 millones, Bs. 10.866 millones y Bs. 1.120 millones, respectivamente, así mismo, el gasto de depreciación de los años 2001 y 1999, se presentan en valores inferiores de Bs. 2.085 millones y Bs. 5.733 millones, respectivamente, y el gasto de depreciación del año 2000 se presenta aumentado en Bs. 114,3 millones, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un

incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2001, este efecto asciende a Bs. 3.211 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de marzo de 2002 y al 31 de diciembre de 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (Domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Los estados financieros consolidados al 31 de diciembre de 2000, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales y Transporte Alpes, C.A., y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A.

Los estados financieros consolidados al 31 de diciembre de 1999, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales, Corporación Forestal Imataca, C.A. y filiales, Seguridad Industrial y Forestal, C.A y Transporte Alpes, C.A., y parcialmente poseídas Corporación Forestal Guayamure, C.A. (85%), y Manufacturas de Papel de Centroamérica, S.A. (50%).

Al 31 de diciembre de 2001 y 2000, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de filiales en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros reexpresados en bolívares constantes*** – La Compañía aplica el método mixto, tal como lo establecen las normas emitidas por la Comisión Nacional de Valores, para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas de los años 2001, 2000 y 1999 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de Marzo de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado anteriormente, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 113.243 millones (Bs. 104.395 millones en 2000 y Bs. 126.280 millones en 1999) producto de la incorporación de los valores corrientes de inventarios y activos fijos, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros,

de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 78.014 millones, Bs. 48.859 millones y Bs. 38.106 millones al 31 de diciembre de 2001, 2000 y 1999, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base al IPC promedio del año.

La ganancia monetaria se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante periodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, así como al 31 de Marzo de 2002 son los siguientes:

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Al inicio del año	23.227,53	20.689,09	18.247,30	15.202,50
Al final del año	24.864,37	23.227,53	20.689,09	18.247.30
Promedio del año	24.054,30	22.037,65	19.595,84	16.860,27
Inflación del año	7,05%	12,26%	13,38%	20,03%

e. ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** – Las inversiones consideradas como "negociables" se presentan a su valor razonable de mercado. Los efectos por la variación en los valores razonables de mercado de estas inversiones, se llevan a los resultados del período en el cual se devengan o se causan.

Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas afiliadas desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de filiales, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios han sido presentados al costo corriente a la fecha de cierre, el cual no excede su valor de recuperación.

Los inventarios al 31 de diciembre de 2001, 2000 y 1999 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de Marzo de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad N° 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2001, 2000 y 1999 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de Marzo de 2002 mediante la aplicación de la

variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos*** – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base al IPC.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones sociales*** – El apartado para prestaciones sociales comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta*** – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Uso de estimaciones en la preparación de los estados financieros*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

n. ***Estados financieros consolidados preparados sobre la base del costo histórico*** – Los estados financieros consolidados expresados en bolívares sobre la base del costo histórico se encuentran preparados de conformidad con las bases descritas para la preparación de los estados financieros básicos, a excepción de lo referente al reconocimiento del efecto de la inflación, debido a que dichos estados financieros no están sujetos a tal reconocimiento.

o. *Utilidad neta por acción* – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

p. *Reclasificaciones* – Algunas cifras de los estados financieros al 31 de diciembre de 2000 y 1999, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2001.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre y al 31 de Marzo de 2002, se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
(Aumento) disminución:				
Efectos y cuentas por cobrar	3.285.036	(514.340)	(4.748.912)	(5.926.946)
Anticipos a proveedores	(280.372)	(660.894)	960.094	14.086
Inventarios	1.863.075	(2.781.119)	(14.448.637)	(5.578.998)
Gastos pagados por anticipado	(48.481)	69.670	70.615	367.041
Aumento (disminución):				
Cuentas por pagar	(3.128.434)	(3.269.952)	2.593.536	6.998.920
Gastos acumulados por pagar	709.696	582.494	405.222	(1.468.630)
Impuestos por pagar	1.886.748	(205.385)	(14.861)	579.316
Otros pasivos y créditos diferidos	553.703	(68.381)	30.904	(185.005)
Variación neta de activos y pasivos operacionales de filiales en proceso de desincorporación	-	-	8.076..577	-
	4.840.971	(6.847.907)	(7.075.462)	(5.200.216)

Durante los años terminados el 31 de diciembre, así como al 31 de Marzo de 2002, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Intereses	1.757.129	6.268.942	13.068.245	15.303.670
Impuestos	223.761	1.093.408	1.465.340	876.622

3. INVERSIONES TEMPORALES

Al 31 de diciembre de 2000 y 1999, las inversiones temporales incluyen inversiones negociables compuestas principalmente por valores en acciones y papeles comerciales, presentados a su valor de mercado, el cual se aproxima al costo. Durante el año terminado el 31 de diciembre de 2001, la Compañía realizó estas inversiones.

4. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Comerciales	29.291.683	32.592.936	36.036.563	37.011.809
Compañías relacionadas (Nota 16)	56.110	104.778	7.181.840	4.074.189
Empleados	2.072.418	2.099.713	1.750.566	1.517.329
Deudores diversos	924.537	824.633	790.471	1.433.680
	32.344.748	35.622.059	45.759.441	44.037.007
Menos – apartado para cuentas de cobro dudoso	569.970	507.713	3.707.002	1.972.790
	31.774.778	35.114.346	42.052.439	42.064.217

5. INVENTARIOS

Los inventarios se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Productos Terminados	11.756.736	12.957.656	14.143.430	17.188.086
Productos en Proceso	333.260	304.473	98.827	107.459
Materias primas	6.756.838	6.097.726	9.525.178	7.650.204
Repuestos	6.715.373	6.121.575	8.259.223	7.672.601
Inventario en Tránsito	110.755	2.011.518	4.969.634	2.398.858
	25.672.962	**27.492.948**	**36.996.292**	**35.017.208**
Menos: Provisión p/Obsolescencia	749.246	656.157	-	-
Total Inventarios Corto Plazo	**24.923.716**	**26.836.791**	**36.996.292**	**35.017.208**
Inventario de Repuestos a Largo Plazo	2.031.034	2.031.034	-	-
Total Inventarios	**26.954.750**	**28.867.825**	**36.996.292**	**35.017.208**

Durante el año terminado el 31 de diciembre de 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

6. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre de 2001, 2000 y 1999, así como al 31 de Marzo de 2002 los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	Nota	%	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Activos netos de filiales en proceso de desincorporación:						
Inmuebles 310350, C.A.	(A)	100	26.937.302	27.342.001	12.874.484	-
Corporación Forestal Imataca, C.A. y Filiales	(B)	100	-	-	11.365.371	-
Corporación Forestal Guayamure, C.A.	(B)	85	-	-	10.791.674	-
			26.937.302	27.342.001	35.031.529	-
Otras inversiones registradas al costo:						
J.C. Papeleras, C.A.	(C)	50	-	-	3.668.638	-
Agroindustrial Mandioca,C.A. (en etapa preoperativa)	(D)	20	-	-	4.285.294	-
Corporación Forestal Orinoco, C.A.	(D)	33	-	-	1.173.591	-
Fibras Secundarias, S.A.	(D)	33	-	-	123.009	-
Otras			145.674	145.674	1.117.220	-
			145.674	145.674	10.367.752	-
			27.082.976	27.487.675	45.399.282	-
Menos – apartado para inversiones			11.705.061	10.197.456	8.369.284	-
			15.377.915	17.290.219	37.029.998	-
Otros activos:						
Depósitos a plazo fijo	(E)		-	-	12.018.106	-
			15.377.915	17.290.219	49.048.104	-

7. INVERSIONES EN AFILIADAS

Las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. Constantes al 31 de Marzo de 2002

	%	Al 31 de Marzo 2002	Al 31 de Diciembre 2001	Al 31 de Diciembre 2000	Al 31 de Diciembre 1999
Inversiones registradas según el método de participación patrimonial:					
Simco Recycling Corp.	50	4.547.790	4.560.461	5.423.659	5.727.031
		4.547.790	4.560.461	5.423.659	5.727.031

	%	Al 31 de Marzo 2002	Al 31 de Diciembre 2001	Al 31 de Diciembre 2000	Al 31 de Diciembre 1999
Otras inversiones registradas al costo:					
J.C. Papelera, C.A.	50	-	-	-	3.668.637
Agroindustrial Mandioca (etapa preoperativa)	20	-	-	-	3.895.212
Corporación Forestal Orinoco. C.A.	33	-	-	-	1.173.590
Inversiones Papeleras, C.A.	50	-	-	893.962	893.962
Fibras Secundarias, S.A.	33	-	-	-	123.009
Losani, S.A.	40	47.997	51.208	53.180	55.140
Panamericana de Licencias, S.A.	40	78.311	85.315	88.634	91.900
Otras		-	-	-	1.403.228
Inversiones Inmobiliarias		161.991	161.991	161.991	161.991
		288.299	298.514	1.197.767	11.466.669
Menos apartado para inversiones		-	-	-	6.981.636
		4.836.089	**4.858.975**	**6.621.426**	**10.212.064**

8. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de Mayo de 2002, las propiedades, planta y equipo se componen de (en miles de bolívares):

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

	Al 31 de Marzo 2002	Al 31 de Diciembre 2001	Al 31 de Diciembre 2000	Al 31 de Diciembre 1999
Edificios	43.730.697	30.911.875	30.779.042	41.275.708
Maquinarias y equipos	262.923.410	239.909.765	244.918.476	258.107.288
Vehículos	3.388.917	3.319.253	4.292.207	4.959.186
Muebles, enseres y otros	13.813.650	13.805.224	15.993.702	16.176.916
	323.856.674	288.018.117	295.983.428	320.519.097
Menos depreciación acumulada	68.057.510	58.993.715	45.064.450	30.551.288
	255.799.164	229.024.402	250.918.977	289.967.809
Terrenos	9.187.080	9.187.080	7840.565	13.813.970
Equipos y partes industriales	1.940.477	2.172.847	2.458.268	2.664.763
Construcciones en proceso	2.479.725	2.479.725	2.455.962	2.364.174
	269.406.446	**242.864.054**	**263.673.722**	**308.840.717**

9. COSTOS DE PROYECTOS FORESTALES

Al 31 de diciembre de 1999, estos costos contemplan aquellos relacionados con los costos incurridos en el desarrollo de las plantaciones forestales, los cuales están siendo capitalizados, tal como lo establecen los principios contabilidad de aceptación general en Venezuela, y amortizados en función a la explotación de estas plantaciones.

Hasta el 31 de diciembre de 1998, la Compañía reexpresó los valores históricos de los costos de proyectos forestales basado en los índices de inflación aplicables de acuerdo a la Declaración de Principios de Contabilidad N° 10 (DPC-10). A partir de esa fecha, con base en estudios técnicos elaborados por especialistas, se determinaron los valores de realización de las plantaciones forestales en desarrollo. Para los años terminados el 31 de diciembre de 2000 y 1999, la incorporación de los valores reflejados por los mencionados estudios técnicos produjo una reducción en los costos de proyectos forestales y el resultado por tenencia de activos no monetarios de Bs. 9.592 millones y Bs. 6.331 millones, respectivamente.

Durante el año terminado el 31 de diciembre de 2000, la Compañía tomó la decisión de desincorporar los activos relacionados con los proyectos forestales, por estar en proceso de negociaciones. Como resultado de esta decisión, la gerencia estimó conveniente presentar los mismos en otros activos circulantes al 31 de diciembre de 2000.

10. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2001, 2000 y 1999, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.354,6 millones, Bs. 1.435,7 millones y Bs. 1.516 millones, respectivamente, neto de amortización acumulada por Bs. 227,7 millones, Bs. 146,8 millones y Bs. 101 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

11. OPERACIONES DE VENTA CON ARRENDAMIENTO POSTERIOR

Durante el año terminado el 31 de diciembre de 2000, la Compañía celebró operaciones de venta con arrendamiento posterior de ciertas maquinarias y equipos con dos bancos locales por Bs. 9.800 millones, equivalentes al valor corriente aproximado de estos activos a la fecha de la operación. Durante el año 2001, la Compañía canceló la totalidad de las obligaciones originadas en estas operaciones.

12. PRESTAMOS A LARGO PLAZO

Al 31 de Marzo de 2002, los préstamos a largo plazo están compuestos como sigue (en miles de bolívares):

	Expresado en Miles de Bs. Constantes del 31 Marzo 2002
a. Préstamo de banco del exterior por US$ 5,05 millones, a una tasa de interés variable (LIBOR + diferencial), pagadero en 12 cuotas trimestrales y consecutivas de US$ 420,8 mil cada una, a partir del 23 de noviembre de 1999, vence en Noviembre de 2002. Durante el año 2001 se pagó US$ 1.683 millones.	1.129.306
b. Préstamos de bancos locales, a tasas de interés variables, con plazos desde uno y medio (1,5) a tres (3) años, y vencimientos desde 2001 a 2003.	8.325.000
	9.454.306
Menos – porción circulante	6.641.806
	2.812.500

Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001, 7,75% y 10,45% para el año 2000 y 7% y 9,57% para el año 1999. Las tasas de interés promedio derivadas de

préstamos obtenidos de bancos locales oscilaron entre 15,63% y 30% para el año 2001, 14,31% y 26% para el año 2000 y 23% y 41% para el año 1999.

El monto total de los pagos de capital para los próximos dos (2) años a partir del 31 de diciembre de 2001 se discriminan de la siguiente forma: Bs. 7,1 millones en 2002 y Bs. 8,4 millones en 2003.

Al 31 de Marzo de 2002, la Compañía mantiene préstamos de bancos locales por Bs. 8.325 millones que incluyen entre otras, las siguientes cláusulas restrictivas:

- Crear gravamen por un monto acumulado superior a US$ 5.000 millones.
- Constituir garantía real sobre cualquiera de sus bienes para garantizar obligaciones hasta por la cantidad de Bs. 2.500 millones, sin previa autorización del banco.
- No exceder de Bs. 25.000 millones de endeudamiento bancario total a corto plazo.
- Exigibilidad inmediata del préstamo si se produce una modificación sustancial en la composición accionaria de la Compañía, sin previa notificación al banco.
- Gravar bienes de su propiedad sin haber obtenido previamente y en cada caso, la autorización por escrito del banco.
- En caso de liquidación de la inversión en Inmuebles 310350, C.A., la Compañía no podrá generar en ningún caso una pérdida contable y/o una cuenta por cobrar en los libros.

13. EMISION DE OBLIGACIONES

Al 31 de diciembre de 2001, las obligaciones emitidas en circulación están compuestas como sigue (en miles de bolívares):

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

Obligaciones quirografarias al portador, con vencimiento el 25 de enero 2002 y 18 de febrero de 2002, con intereses a tasas variables pagaderos mensualmente.	5.021.360
Menos – porción circulante	5.021.360
	-

Durante los años terminados el 31 de diciembre de 2000 y 1999, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 595 millones y 1.090 millones, respectivamente.

14. CUENTAS POR PAGAR

Al 31 de Marzo de 2002, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Comerciales	20.175.059	21.184.378	25.667.595	28.887.200
Compañías relacionadas (Nota 16)	2.100.059	2.185.301	2.244.178	1.445.358
Otras	1.143.970	1.322.610	3.807.201	2.380.931
	23.419.088	24.692.289	31.718.974	32.713.489

15. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta se resume a continuación (en miles de bolívares):

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Impuesto sobre la Renta del año	745.621	3.291.303	6.804.122	166.588
Beneficio impositivo por traslado de pérdidas fiscales de años anteriores.	-	-	1.237.828	38.146
Rebaja por Inversiones en Propiedades, Planta y Equipo.	-	(702.787)	(5.119.281)	-
	745.621	2.588.516	2.922.670	204.734

16. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2001, 2000 y 1999 terminados el 31 de Diciembre, así como al 31 de Marzo de 2002 la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Ventas de inventarios	45.239	2.296.158	2.572.339	590.020
Compras de inventarios	887.813	3.486.832	12.711.829	12.369.980
Cargos por consumo de energía eléctrica	2.933.050	5.892.936	6.705.423	5.246.136

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

CUENTAS POR COBRAR	Al 31 de Marzo 2002	Al 31 de Diciembre 2001	Al 31 de Diciembre 2000	Al 31 de Diciembre 1999
Corporación Industrial de Energía, C.A.	47.649	17.161	9.510	27.614
Agroindustrial Mandioca, C.A.	-	16.663	-	-
J.C. Papeleras, C.A.	-	61.823	2.001.471	2.175.078
Inversiones Papeleras, C.A.	-	-	-	225.782
Agropecuaria Mandioca, C. A.	1.040	1.112	1.250	601.735
Turbogeneradores de Venezuela, C.A.	-	3.459	3.691	-
Corporación Forestal Imataca, C. A.	-	-	3.369.701	-
Papeles Nacionales Flamingo, C. A.	-	-	588.879	968.232
Aserradero Venwood, C. A.	-	-	273.090	-
Turboven Maracay	7.421	-	733.441	75.748
Corporación Forestal Guayamure, C. A			73.672	-
Turboven Company INC	-	4.560	-	-
Comercializadora Acatami, C. A.	-	-	127.134	-
	56.110	**104.778**	**7.181.840**	**4.074.189**

Expresado en Miles de Bs. Constantes del 31 Marzo 2002

CUENTAS POR PAGAR	Al 31 de Marzo 2002	Al 31 de Diciembre 2001	Al 31 de Diciembre 2000	Al 31 de Diciembre 1999
Losani, C. A.	-	808.591	486.678	563.728
Turbogeneradores Maracay, C.A.	1.554.548	513.387	994.203	192.979
Turboven Company INC	-	463.928	-	-
Simco Recycling Corpration, Inc	19.033	123.381	407.536	688.651
Inmuebles 310350, C. A.	270.893	76.776	-	-
Agroindustrial Mandioca, C. A.	-	-	197.586	-
Seinforca	255.585	199.238	158.174	-
	2.100.059	**2.185.301**	**2.244.178**	**1.445.358**

17. RESERVA LEGAL

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Durante el año terminado el 31 de diciembre de 2000, la Compañía decidió ajustar el monto de la mencionada reserva, considerando para ello el referido porcentaje basado en el monto del capital social actualizado a la fecha de los estados financieros.

18. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 marzo de 2002 y al 31 de diciembre de 2001, 2000 y 1999 registrados en bolívares a la tasa de cambio de Bs. 849,50, Bs. 758,00, Bs. 700,00, Bs. 649,25 por US$ 1,00, respectivamente, de acuerdo con el mercado libre de divisas:

En Miles de US$	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Activo:				
Efectivo e inversiones temporales	6.472	5.671	17.079	23.859
Cuentas por cobrar comerciales	7.897	9.139	11.464	12.352
Cuentas por cobrar compañías relacionadas	-	34	1.668	1.641
Anticipos a proveedores y deudores diversos	3.976	2.384	638	3.325
	18.345	17.228	30.849	41.177
Pasivo:				
Pagarés y sobregiros bancarios	1.263	1	4.009	1.287
Documentos por pagar	2.061	3.777	14.145	12.011
Cuentas por pagar comerciales	15.737	18.626	20.490	22.934
Cuentas por pagar compañías relacionadas	21	1.149	1.063	1.416
Gastos acumulados por pagar y otras	564	591	1.722	2.053
Préstamos a largo plazo	-	1.684	8.399	27.293
	19.646	25.828	49.828	67.294

Comisión Nacional de Valores

Resolución Nro. 016-86 del 27 de enero de 1987

a) **Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.001, 2.000, 1.999 y los estados financieros interinos para el periodo finalizado el 31 de Marzo de 2002.**

En Miles de US$	31-03-2002	31-12-2001	31-12-2000	31-12-1999
Activo:				
Efectivo e inversiones temporales	6.472	5.671	17.079	23.859
Cuentas por cobrar comerciales	7.897	9.139	11.464	12.352
Cuentas por cobrar compañías relacionadas	-	34	1.668	1.641
Anticipos a proveedores y deudores diversos	3.976	2.384	638	3.325
	18.345	17.228	30.849	41.177
Pasivo:				
Pagarés y sobregiros bancarios	1.263	1	4.009	1.287
Documentos por pagar	2.061	3.777	14.145	12.011
Cuentas por pagar comerciales	15.737	18.626	20.490	22.934
Cuentas por pagar compañías relacionadas	21	1.149	1.063	1.416
Gastos acumulados por pagar y otras	564	591	1.722	2.053
Préstamos a largo plazo	-	1.684	8.399	27.293
	19.646	25.828	49.828	67.294

b) **Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.**

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 1.999: Bs. 649,25 * US$

Al cierre del 31 de Diciembre de 2.000: Bs. 700,00 * US$

Al cierre del 31 de Diciembre de 2.001: Bs. 758,00 * US$

Al cierre del 31 de Marzo de 2.002: Bs. 894,50 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarias.

Para el período comprendido entre el 01-01-02 hasta el 31-03-02 y para los años 2.001, 2.000 y 1.999 la utilidad o pérdida cambiaría expresada en moneda constante son las siguientes:

31 de Marzo 2002	31 de Diciembre 2001	31 de Diciembre 2000	31 de Diciembre 1999
Utilidad Cambiaria	Pérdida Cambiaria	Pérdida Cambiaria	Pérdida Cambiaria
27.281	(1.417.654)	(1.417.654)	(3.895.962)

f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 31 de diciembre de 2001, 2000 y 1999, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.354,6 millones, Bs. 1.435,7 millones y Bs. 1.516 millones, respectivamente, neto de amortización acumulada por Bs. 227,7 millones, Bs. 146,8 millones y Bs. 101 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2000 y 1999 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2001 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos

Para el período comprendido entre 01/01/02 y el 31/03/02 y para los años 2001, 2000 y 1999 el cargo por concepto de gasto por depreciación de los activos fijos expresados en moneda constante al 31 de Agosto de 2000 son los siguientes:

31 de Marzo 2.002	31 de Diciembre 2.001	31 de Diciembre 2.000	31 de Diciembre 1.999
3.765.593	15.035.731	16.890.710	18.955.633

Saldos expresados en bolívares constantes.

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

13.3 Relaciones Financieras (Reexpresado en moneda Constante)

Reexpresado en Moneda Constante				
INDICADOR	**Cierre al 31-03-02**	**Cierre al 31-12-01**	**Cierre al 31-12-00**	**Cierre al 31-12-99**
AC / PC	1,84	1,96	1,77	1,36
Efect. / PC	0,21	0,17	0,16	0,24
PC / Pat.	0,15	0,16	0,27	0,21
PT / Pat	0,18	0,22	0,39	0,37

Leyenda:

AC: Activo Circulante
PC: Pasivo Circulante
Efect.: Efectivo
Pat.: Patrimonio
PT: Pasivo Total

14. COLOCACION PRIMARIA DE LA EMISIÓN

14.1 Forma de la Colocación

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., ha designado a **VALORES VENCRED, S. A.** y a **PROVINCIAL CASA DE BOLSA, C. A.**, para que actúen comO " AGENTES DE COLOCACIÓN" de la presente Oferta Pública de Obligaciones Quirografarias al Portador mediante el sistema "Mayores Esfuerzos".

El monto total de las obligaciones se distribuirá entre **"LOS AGENTES DE COLOCACIÓN"** en la proporción seguidamente señalada:

- **VALORES VENCRED, S. A.** SESENTA Y SEIS PUNTO SESENTA Y SEIS POR CIENTO (66,66%).
- **PROVINCIAL CASA DE BOLSA, C. A.** TREINTA Y TRES PUNTO TREINTA Y CUATRO POR CIENTO (33,34%).

La colocación de las obligaciones será efectuada al cien por cien (100%) de su valor nominal más los intereses acumulados, contados a partir de la fecha de inicio de la colocación primaria de cada una de las series, representada por la fecha indicada en el aviso correspondiente en un diario de alta circulación a nivela nacional, hasta el día inmediato anterior a la venta, ambos inclusive. En caso de no ser colocada la totalidad del monto de la emisión, éste se ajustará al monto efectivamente colocado y se notificará a la Comisión Nacional de Valores.

La compañía pagará a los agentes de colocación, conforme a lo establecido e este prospecto, una comisión del 1% sobre el valor nominal de las obligaciones que hubiere colocado.

Al efectuarse la venta, los agentes de colocación entregarán a sus clientes un recibo por el valor nominal de las obligaciones colocadas, más los intereses acumulados desde la fecha de inicio de la colocación primaria de cada una de las series hasta el día anterior a la fecha de venta, ambas inclusive. Los agentes de colocación entregarán diariamente al emisor, el valor de las ventas efectuadas, conjuntamente con un formulario especial diseñado por éste, en el cual se relacionarán los detalles de cada operación realizada. La compañía le entregará a su vez los Certificados Provisionales y un recibo relativo a cada operación de venta. El emisor queda obligado a canjear los Certificados Provisionales por los títulos definitivos cuyo valor equivale a la cantidad que conste en los respectivos Certificados Provisionales, dentro de sesenta (60) días siguientes contados a partir de la fecha de culminación del periodo de colocación de cada una de las series.

La Compañía así como los Agentes de Colocación, se obligan a cumplir con las disposiciones contenidas en las "NORMAS SOBRE LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES

APLICABLES AL MERCADO DE CAPITALES VENEZOLANO", dictadas por la Comisión Nacional de Valores y Publicadas en la Gaceta Oficial N° 25411 de fecha 11 de marzo de 1.998.

A los fines de dar cumplimiento al articulo 19 de las "NORMAS RELATIVAS A LA OFERTA PÚBLICA Y COLOCACIÓN PRIMARIA DE TITULOS VALORES Y A LA PUBLICIDAD DE LAS EMISIONES" se le dará preferencia a pequeños y medianos inversionistas, para la adquisición individualmente de dichos títulos, hasta un máximo de diez millones de bolívares (Bs. 10.000.000,oo) durante los cinco (5) días siguientes al inicio de la colocación de cada serie.

14.2. Plazo de la Colocación

El plazo de la colocación primaria de cada una de las series que comprenden la presente emisión de obligaciones es de noventa (90) días hábiles bancarios contados a partir de la fecha de inicio de la oferta publica de cada serie, representada ésta por la fecha indicada en la publicación del aviso correspondiente en un diario de alta circulación a nivel nacional.

En caso de que al vencimiento del referido plazo no hubiese sido colocara la totalidad de los títulos, la emisión se reducirá a los títulos efectivamente colocados durante el plazo antes señalado, salvo que la Comisión Nacional de Valores autorizare una prorroga.

15. COTIZACION BURSATIL DE LAS ACCIONES NOMINATIVAS DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. DESDE SU INSCRIPCION EN LA BOLA DE VALORES DE CARACAS (MAYO 1.995) HASTA EL 27 DE MAYO DE 2.002

AÑOS	TOTAL ACCIONES NEGOCIADAS	Precio MAXIMO BS.	Operación MINIMO BS.	MONTO TOTAL DE LAS OPERACIONES BS.
1995 (1)	7.257.019	90,00	50,00	425.154.824,30
1996	80.070.633	180,00	59,75	10.003.560.881,25
1997	233.301.328	156,00	50,00	17.168.497.146,45
1998	236.302.524	59,00	12,00	7.957.622.882,40
1999	195.781.551	28,00	11,75	3.405.945.942,90
2000	489.726.126	67,00	14,75	25.845.435.373,50
2001	159.503.004	84,00	50,00	11.761.789.426,30
2002 (2)	83.467.532	55,00	25,00	2.581.205.591,60

FUENTE: Anuario de la Bolsa de Valores de Caracas
(1) Desde el 19 de Marzo de 1.995 hasta el 31 de Diciembre de 1.995
(2) Desde el 01 de Enero de 2.002 hasta el 27 de Mayo de 2002

16. Dictámenes de las Sociedades de Calificadoras de Riesgo.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Logotype of MANPA]

PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

ISSUANCE OF UNSECURED BONDS AT BEARER

AMOUNTING TO Bs.8,000,000,000.00

ISSUANCE 2002-I

INTERESTS: RATE FIXED ON A MONTHLY BASE, PAYABLE UPON MATURITY DUE.

MATURITY: TWO (2) YEARS FROM THE DATE OF ISSUING EACH SERIES.

The present issuance of bonds is offered pursuant to the provisions of the General Shareholders' Meeting held on April 27, 2001 and to the decisions of the Board of Directors in its session held on February 22, 2002.

The issuance is represented for 1,378 securities, with denominations detailed as follows and will be offered to the public by means of two (2) series, for amounts of FOUR THOUSAND MILLION bolivars (Bs.4,000,000,000.00) each, with equal characteristics and equal rights, as detailed under item 2.2 of this prospectus.

Number of Securities	Numbering From To	Par Value of Securities Bs.	Total Issuance Bs.
80		100,000.00	8,000,000.00
80		500,000.00	40,000,000.00
452	See	1,000,000.00	452,000,000.00
320	Item 2.2	5,000,000.00	1,600,000,000.00
350		10,000,000.00	3,500,000,000.00
96		25,000,000.00	2,400,000,000.00
1,378			8,000,000,000.00

The obligations will be fully redeemed at their par value of each series comprising issuance.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. reserves its right to partially or fully redeem, pursuant to the "Standards for Drawing System to Redeem Obligations" set forth by the National Securities Commission, the obligations that for a given moment are in circulation from the maturity of the first semester (inclusive) of issuing series, by means of special redemptions that will only be made at the end of each semester of the relevant series of this issuance.

In the case of early redemptions, the securities redeemed with premiums for early redemption will be paid as detailed under item 2.6.2 of this prospectus.

CERTIFICATION BY THE NATIONAL SECURITIES COMMISSION:

"THE NATIONAL SECURITIES COMMISSION DOES HEREBY CERTIFY THAT THE PROVISIONS OF THE CAPITAL MARKET LAW REGARDING REQUEST OF NON-AUTHORIZING PUBLIC OFFER OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS HAVE BEEN COMPLIED WITH. IT DOES NOT CERTIFY THE QUALITY OF INVESTMENT."

The securities referred to in this issuance were registered with the National Securities Commission as per resolution No.123-2002 as of August 7, 2002. Maximum date to begin public offer: November 7, 2002.--

PERIODIC AVAILABLE INFORMATION

The Company has complied with the approval requirements demanded by the National Securities Commission. This Prospectus includes all the mandatory information that shall be included, the information required in the Prospectus is available for the public at the National Securities Commission (R.N.V.). The documents for registration (including complete documentation) can be inspected by the pubic at the National Securities Commission (R.N.V.) of the National Securities Commission (C.N.V.) at their office premises situated in Avenida Francisco Solano, Caracas, Venezuela.

The Company will require its registration in the board of the Bolsa de Valores de Caracas, C.A. (Caracas Stock Exchange) in compliance with the Internal Regulations of the Bolsa de Valores de Caracas, C.A. once the process of Primary Placement is finished. A copy of the requirements demanded by the Bolsa de Valores de Caracas, C.A., reports and other information are also available to the public for their inspection and copy at their offices situated in Torre Atrium, Urbanización El Rosal, Caracas, Venezuela.

The Company, at the same time of granting authorization by the National Securities Commission to make Issuance, is subject to the requirements of the Capital Market Law and of the Venezuelan Stock Exchange Markets. As a result to complete the offer, the company will be subject to the requirements demanded in regard to information: the Capital Market Law, the National Securities Commission and the Bolsa de Valores. The company will comply with the obligations regarding such requirements by giving periodical reports to the National Securities Commission and to the Bolsa de Valores de Caracas, C.A.

The information that shall provide the National Securities Commission (C.N.V.) is that contained in the STANDARDS RELATED TO PERIODICAL AND/OR OCCASIONAL INFORMATION THAT SHALL BE PROVIDED BY THE PEOPLE SUBJECT TO CONTROL BY THE NATIONAL SECURITIES COMMISSION and in the STANDARDS RELATED TO ISSUANCE, PUBLIC OFFER AND PRIMARY PLACEMENT OF THE SECURITIES AND TO PUBLICITY OF ISSUANCES."--

1. PRICE TO THE PUBLIC, COMMISSION TO THE PLACEMENT AGENTS AND OTHER BASIC INFORMATION

4

	Price to Public (1)	Placement Agents Commission (2)	Other Expenses Absorbed by the Company (3)	Net to be Received by the Company
Per obligation	100%	1.00%	0.4498%	98,55025%
Total in Bs.	8,000,000,000.00	80,000,000.oo	35,980,000.oo	7,884,020,000.oo

Note 1: Primary placement of the present issuance of unsecured bonds at bearer will be carried out through authorized individuals and body corporate to carry out securities brokerage operations.

The placement price to the public of obligations will comprise 100% of the par value plus the accrued interests from the date of starting primary placement until the day next before the sale, both inclusive. The date of starting the public offer of each series will be considered as date of issuance, which will be published in a newspaper of major national circulation.

Note 2: The Placement Agents that act in the distribution of the present issuance, under the placement system based on "Bigger Efforts", will receive a commission of 1.00% on the par value of the obligations that may have placed. The details related to the process of primary placement are described in Section 2.1 of this Prospectus.

Note 3: It refers to expenses related to publicity, publication of prospectus and printing of bonds and to the costs incurred in the process of risk classification and registration with the National Securities Commission. It is estimated that the distribution of expenses is as follows:

	Amount in Bs.
Prospectus printing	4,000,000.oo
Printing of securities	5,500,000.oo
Publicity of expenses	10,000,000.oo
Risk classification	7,600,000.oo
CNV registration	8,880,000.oo
	35,980,000.oo

1.1. Within the sixty (60) days following the date of ending the process of primary placement of the last series issued, registration of titles of obligations part of the Bolsa de Caracas, C.A. will be requested.

1.2. Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not guarantee the Placement agents other remuneration or compensation for expenses, that the values and percentages stated in the table indicated at the beginning of this item, being the "BASE ON BIGGER EFFORTS" distribution system the way of placement.

1.3. RISK CLASSIFICATION REPORT

The risk classification report granted to the present issuance of Unsecured Bonds at Bearer pursuant to the regulations established by the National Securities Commission is indicated below:

- CLASIFICADORES ASOCIADOS S&S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"The Qualifying Board grants the present issuance the category A, sub-category A3."

- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"The Qualifying Board grants the present issuance the category A, sub-category A3."

2. GENERAL CHARACTERISTICS OF UNSECURED BONDS AT BEARER AND OBLIGATIONS OF BONDHOLDERS

2.1. General Characteristics

Bonds at bearer issued pursuant to the present prospectus are unsecured and by definition they are not guaranteed by any specific asset of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Consequently, in case of company liquidation or termination of payment, the amount of the principal and interests, at their corresponding maturities, as well as the other unsecured bonds of the Company will be backed by all the assets the company owned at that moment, unless those on which there are creditors with legitimate preferences.

Pursuant to the provisions of Article No.46, Ordinal 1st of the Capital Market Law, any amendment to the characteristics of the present issuance of bonds agreed by the

Company shall be decided by the corresponding Shareholders' Meeting an approved by the National Securities Commission.

2.2. Characteristics of Series

The maximum amount of issuance is of Eight Thousand Million Bolivars (Bs.8,000,000,000.oo); the issuer shall issue in different opportunities two (2) series amounting to Four Thousand Million bolivars (Bs.4,000,000,000.oo) each, until completing the maximum amount in circulation. The maximum term from beginning the first series and the last series shall not be higher than ninety (90) continuous days.

Each series have equal characteristics and grant their holders the same rights and a maturity of two (2) years from the date of starting the public offer of such series.

The denominations of bonds comprising the series of the present issuance are detailed below:

SERIES 1

Number of Securities	Numbering From	To	Par Value of Securities Bs.	Total Issuance Bs.
40	000.001	000.040	100,000.00	4,000,000.00
40	000.041	000.081	500,000.00	20,000,000.00
226	000.082	000.308	1,000,000.00	226,000,000.00
160	000.309	000.469	5,000,000.00	800,000,000.00
175	000.470	000.645	10,000,000.00	1,750,000,000.00
48	000.646	000.694	25,000,000.00	1,200,000,000.00
689				4,000,000,000.00

SERIES 2

Number of Securities	Numbering From	To	Par Value of Securities Bs.	Total Issuance Bs.
40	000.695	000.735	100,000.00	4,000,000.00
40	000.736	000.776	500,000.00	20,000,000.00
226	000.777	001.003	1,000,000.00	226,000,000.00
160	001.004	001.164	5,000,000.00	800,000,000.00

Number of Securities	Numbering From	To	Par Value of Securities Bs.	Total Issuance Bs.
175	001.165	001.340	10,000,000.00	1,750,000,000.00
48	001.341	001.389	25,000,000.00	1,200,000,000.00
689				4,000,000,000.00

2.3 Interests

Interests will earn each series comprising the present issuance will be variable, payable upon monthly payment due and fixed in advance for monthly periods the third business day prior the date of starting each period of interest while there are bonds pending redemption.

The Interest rate that bonds will earn will be that higher from the following possibilities:

1. The eighty percent (80%) of the average arithmetic of the Yearly Lending Corporate Preferential Interest Rate sets for corporate clients of Banco Provincial, S.A., Banco Universal, Venezolano de Crédito, S.A. Banco Universal and Banco de Venezuela, S.A. Banco Universal, for the concepts of commercial credits, documented through loan contracts and/or promissory notes at terms of thirty (30) days, excluded those from the agricultural sector in effect on the date of setting, and will be set by the Common Representative of Bondholders based on early monthly payments, on the third bank business day prior the date of starting each monthly period of interest.
2. The arithmetical average of the Yearly Borrowing Corporate Interest Rate for long-term deposits is thirty (30) days of corpbrate clients of Banco Provincial, S.A., Banco Universal, Venezolano de Crédito, S.A. Banco Universal and Banco de Venezuela, S.A. Banco Universal plus the forty percent (40%) of the differential that may result between that rate and the Yearly Lending Corporate Preferential Interest Rate defined above.

Corporate Clients will be those companies which annual sales are higher than Forty Thousand Million Bolivars (Bs.40,000,000,000.00).

If while the Bonds are in circulation any of the bank institutions aforementioned were not in capacity of fixing the Interest Rate in a specific month, stopped the activities or were

intervened, will be replaced by other acknowledged Financial Institution of the city by means of an agreement between the Issuer and the Common Representative of Bondholders, prior approval by the National Securities Commission. In case it is not possible to determine the interest rate through the mechanisms described above, the Common Representative of Bondholders are bound to define a new alternative to establish the same, prior approval by the National Securities Commission.

The Common Representative of Bondholders is bound to publish within the two (2) bank business days after the date of setting, in a newspaper of major circulation, the new interest rate the bonds will earn in the next following month, which once set will remain invariable during such month, except for the first month that will be published one (1) day before the beginning of the offer.

Interests will be paid on a monthly basis, upon month due and will be calculated based on a year of 360 days, for months of thirty days.

The date to pay interests will be the bank business day following maturity of each month. If on the date to pay interests the holders of the corresponding coupons did not attend, the relevant amounts that have been previously calculated will be at the disposal of the bondholders at the address of the payment agent. Such amounts will not earn any interest or yielding in favor of holders of bonds.

2.4. Common Representative of Bondholders

The Company has appointed Venezolano de Crédito S.A. Banco Universal as Common Temporary Representative of Bondholders. This appointment was approved by the National Securities Commission as per No.123-2002 as of August 7, 2002 and will be in effect until the end of the placement term of issuance and the first Shareholder's Meeting of Bondholders to appoint a Final Common Representative is held.

"The Representative of Bondholders shall observe that the Issuing Entity faithfully comply with all the duties assumed by such Entity in respect to the Bondholders represented. In case a Bondholder deems the Representative is not complying with the responsibilities inherent to its function, it has the right to demand such compliance, to enforce the responsibility of such representative for any damage to Bondholders and to

promote the calling for a Meeting to decide about its removal, pursuant to the provisions of Title II, Chapter II, Section Third of the Capital Market Law."

Venezolano de Crédito S.A. Banco Universal in its capacity as Common Temporary Representative of Bondholders, within the thirty (30) days after finishing primary placement of all the series comprising the issuance will convene a Shareholders' Meeting of Bondholders with the main purpose of appointing the Final Common Representative of such Bondholders; in this connection it shall comply with the procedure sets forth in Chapter II of the "Standards about Organization and Protection of Bondholders", issued by the National Securities Commission.

"ANY BONDHOLDER MAY REQUEST A COPY OF THE AGREEMENT RULING THE RELATIONS BETWEEN THE ISSUING ENTITY AND THE TEMPORARY REPRESENTATIVE OF BONDHOLDERS, WHICH SHALL BE IMMEDIATELY SENT BY THE ISSUING ENTITY."

2.5. USE OF FUNDS FROM PLACEMENT OF SECURITIES SUBJECT TO THE PRESENT PROSPECTUS

The funds from the present issuance of Unsecured Bonds at Bearer will be mainly used to refinance the short-term debt into a medium-term debt.

2.6. Debt Service

The Company has entered into an agreement with Venezolano de Crédito S.A. Banco Universal and Banco Provincial S.A. Banco Universal, so that these banks act as Payment Agents of bonds. Consequently, both the interest coupons and the bonds will be paid at their corresponding maturities, upon their delivery, at the offices of Venezolano de Crédito S.A. Banco Universal situated in Urbanización San Bernardino, Avenida Alameda, Torre Banco Venezolano de Crédito, Piso 8, Gerencia de Valores Caracas and Banco Provincial S.A. Banco Universal situated in Avenida Andrés Bello, Edificio Centro Pida, Piso 03, División de Valores, Caracas, according to the redemption plan established under item 2.6 of the present prospectus.

2.7. Redemption of Issuance

2.7.1. Ordinary Redemptions

Bonds will be fully redeemed by a sole payment, at their par value and in cash upon maturity of each series of issuance, provided that there is banking day in Caracas. Otherwise, it will be the next immediate banking business day. If on the date set to pay the amount of the principal the holders of the corresponding securities did not attend, the amounts of the principal will be at the disposal of bondholders at the address of the payment agent. Such amounts will not generate any type of interest or yielding in favor of the holders of bonds.

Each securities of bond is comprised of:

a) The main body of the security, which will be necessary to demand payment of capital.

b) Twenty-four (24) coupons of interest, corresponding to each of the monthly payment of interests.

2.7.2. Extraordinary Redemptions

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. reserves its right to partially or fully redeem the bonds that may be in circulation at a specific time, from the maturity of the first semester (inclusive) of issuing each series, by extraordinary redemptions, at the times set by the Board of Directors, which will only be carried out at the end of each semester of the corresponding series of this issuance. The extraordinary redemptions shall amount to more than or equal to ten per cent (10%) of the total of issuance that will be partially attributed to each group of securities.

In the cases of early redemptions, the Company shall comply with the provisions of the "Standards Related to the Drawing System to Redeem Bonds" and in these cases the Company will pay the holders of securities representing the bonds, besides the portion of their par value to be redeemed, the interests due and one premium calculated on the portion of the par value to redeem, according to the following scale:

Extraordinary Redemptions	Premium to Pay
First Semester	1.00%
Second Semester	0.75%
Third Semester	0.50%

The Company will publish in two (2) national newspapers of major circulation and in two (2) different times, the amount of the extraordinary redemption, the proportional amount corresponding to each class of bonds of issuance, indicating the date when bonds will have to be paid. The advertisement shall be published within the fifteen (15) days prior drawing and seven (7) days in advance to such drawing.

If payment is offered this way and the holders of the corresponding obligations did not attend to receive their value on the date set, the obligation to pay interests on bonds will stop since then and the Company will be released by delivering the value of obligations, the amount of premium and the interests earned until the date when they should have been submitted for payment at the offices of the payment agent.

3. INFORMATION ABOUT THE ISSUING ENTITY

3.1. Name, Domicile and Duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting, held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

3.2. Address and Telephone of the Main Office

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Cacaito, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

3.3. Registry Data

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial matters of the

Federal District, on March 30, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro.

3.4. Purpose

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its by-laws, is a company by Shares which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, to dispose of or encumber.

3.5. Establishment and Historical Evolution

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This will be achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated in the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan State decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that lately will be called CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line AlpesForm, and by the end of this same year because of the commercial opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial objective.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

By authorization of the National Securities Commission, granted by Resolution No.209-92 as of May 6, 1992 it becomes an Authorized Capital Company, amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience and an electric generation capacity of 12 thousand megabytes at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American

Depositary Receipt, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A. by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America, which produces a sales projection near US$20,000,000 for the next three years.

For September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as 16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding.

With the contribution of property, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

The strategy of Manufacturas de Papel C.A. (MANPA) S.A.C.A. for the year 2002 is based on the following business elements:

- Absolute concentration in the main business that is paper manufacturing and commercialization.
- Modernization of converting equipment at the Hygienic Paper Division, both in Venezuela and Trinidad.
- Partial modernization of the transportation fleet.

3.6. Directors and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Acting Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 18, 2002.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Director of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Second Vice-President of Corporación Industrial de Energía, C.A.; Director of Cementos Táchira, C.A.; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira; Former President of Asociación Venezolana de Productores de Cementos.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD in Industrial Engineering; Executive President and Industrial Corporate Director of Energía C.A.; Director of C.A. Fábrica Nacional de Cementos and Cementos Táchira, C.A.

CARLOS H. PAPARONI – Second Vice-President of the Board of Directors

Lawyer; Director of Inmuebles y Valores 231107, S.A.; Director of Corporación Industrial de Energía, C.A.

JUAN CARLOS CARPIO DELFINO – Main Director

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria Mandioca, C.A. Director of Corporación Industrial de Energía, C.A.

ALICIA PAPARONI M. – Main Director

Pediatrician, Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – Main Director

Industrial Engineer, Plant Manager of Autopartes Nacionales (Autoparna), Director of Corporación Industrial de Energía, C.A.

ELENA DELFINO P. – Main Director

Lawyer, Former Director of Aserradero Venwood C.A., Acting Director of Corporación Industrial de Energía C.A., Former Director of Corporación Forestal Imataca, C.A.

ALFREDO GÓMEZ RUIZ – Main Director

Bachelor of Finance; Ex -President of Banco de Inversión Bancaracas; Former Director of Banco Caracas; Former Advisor of Arrendadora Bancaracas; Former Director of Banco Mercantil, C.A., S.A.C.A.; Former Director of Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.; Former Director of Sociedad Financiera Mercantil, C.A.; Former Director of Bancaracas Mercado de Capitales; Former Director of Inversora Cibanca; Former Director of the Chamber of Compensations of Options and Futures of Venezuela (CACOFV); Acting Director of Corporación Industrial de Energía, C.A.; Director of BBO Servicios Financieros; Director of BBO Casa de Bolsa; Executive Member of Fondo de Valores Inmobiliario.

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer; President of the Tax Committee of Venancham; President of Embotelladora de Refrescos Emboca, C.A.; President of Crowley Logistics de Venezuela, C.A.; President of HSAC Logistics, C.A.; President of Fundación Banco Mercantil; Main Director of Banco Mercantil, C.A., S.A.C.A.; Main Director of Servicios Financieros Mecantil, C.A., S.A.C.A.; Main Director of Centro Comercial Judibana; Main Director of C. Hellmund &

Cía, S.A.; Main Director of Tapas Corona, S.A.; Main Director of ARS-DMB&B Publicidad; Main Director of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Main Director of Telcel Celular, C.A. and Corporación Industrial de Energía, C.A., S.A.C.A.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, and former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay; Former Director of Corporación Industrial de Energía, C.A.; Manager Director of Proyectos y Realización de Empresas, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas; Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Former President and member of the board of drectors of Sociedad de Ganaderos de Portuguesa; Former Director of the Sociedad de Ganaderos de Venezuela; Representative of the Centro de Estudios Los Caminos; Director of Arrocera Piedras Blancas, C.A.

Acting Directors:

ALEJANDRO DELFINO T – Acting Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.; Director of Turboven Company Inc.; Former Director of Cámara de Industriales de Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ALBERTO DELFINO T – Acting Director

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

FERNANDO PAPARONI – Acting Director

Architect; Former Vice-President of Adriática de Seguros, C.A.; General Manager Director of Constructora Tramontana, C.A.; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Former General Manager

of C.A. Fábrica de Papel de Maracay; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director

Lawyer; Former Director of C.A. Fábrica Nacional de Cementos; Former Acting Director of C.A. Cementos Táchira; Director of Turbogeneradores Venezuela, C.A.; Acting Director of Turbogeneradores Maracay, C.A.; Former President of Asociación Venezolana de Productores de Cemento (AVPC); Former Director of Corporación Industrial de Energía, C.A.; Director of Turboven Company Inc.,; Director of industrial and financial companies.

RICARDO VEGAS RODRÍGUEZ – Acting Director

Bachelor of Social Communication; Director of Inmuebles y Valores 231107, S.A.; Acting Director of Corporación Industrial de Energía, C.A.

RICARDO DELFINO M – Acting Director

Bachelor of Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A.

MIGUEL ENRIQUE CARPIO DELFINO – Acting Director

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Irbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A.; Professor of Universidad Simón Bolívar.

CARLOS SOTO RIVERA – Acting Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A.; First Vice-Presidnet of Corporaicón Industrial de Energía C.A.

FERNANDO MICALE – Acting Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Advisor of Thesis at Universidad Simón Bolívar.

ARMANDO MARTÍNEZ M – Acting Director

Civil Engineer; Master in Industrial Engineering; General Manager of Soltuca.

GUILLERMO SALAS DELFINO – Acting Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.)

Executive Personnel:

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Director of Corporación Industrial de Energía C.A.; Director of Turboven Company Inc.; Former Director of the Industrial Chamber of Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of this institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Counselor of the Caracas Stock Exchange.

EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council; Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER – Vice-President of the Hygienic Division

Bachelor of Business Administration; Ex-President of the Chamber of Industry of Aragua State; Ex-Vice-President of the National Council of Industry (CONINDUSTRIA); Ex-President and currently Director of the Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

3.7. Statutory Auditors:

Main Statutory Auditors:

JACOBO COHEN	"C. Adm" (sic.) No.12.915
ISABEL QUINTERO	Certified Public Accountant (CPC) No.15.197

Acting Statutory Auditors:

JACQUELINE SUBERO	"C. Adm" (sic.) No.11.437
CLAUDIA VALENCIA	Certified Public Accountant (CPC) No.35.909

3.8. External Statutory Auditors:

DELOITTE & TOUCHE

3.9. Capital stock

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company to Seven Thousand Six Hundred Forty-Six Million and Six Hundred Ninety-Eight Thousand Eighty bolivars (Bs.7,646,698,080.oo) to the amount of Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars (Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts "Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par value". The National Securities Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in

compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No.367-96 adopted by the National Securities Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested to the Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No.134-97 as of May 14, 1997 of the National Securities Commission.

After two years from 1997, the Company lost its condition of S.A.C.A.. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

3.10. Capital stock evolution

Below the capital stock evolution is shown:

Year	Variation Bs.	Capital Stock Bs.	Origin	Registry Data Date	No.	Volume
1950	0	3,500,000	Initial contribution	3/31/50	379	1-B
1959	3,500,000	7,000,000	Capitalization of anticipated profits	2/27/59	50	6-B
Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1959	18,000,000	25,000,000	Capital contribution	9/15/59	33	31-A
1963	10,000,000	35,000,000	Capitalization of anticipated profits	4/14/61	83	5-A
1965	10,000,000	45,000,000	Capitalization of anticipated profits	9/23/65	23	43-A
1974	30,000,000	75,000,000	Capitalization of anticipated profits	9/29/70	54	104-A
1976	25,000,000	100,000,000	Capitalization of anticipated profits	12/10/76	112	102-A
1981	40,000,000	140,000,000	Capitalization of anticipated profits	4/17/78	18	57-A
1984	35,000,000	175,000,000	Capitalization of anticipated profits	5/15/81	145	42-A
1985	75,000,000	250,000,000	Capitalization of anticipated profits	6/10/83	121	58-A
1987	125,000,000	375,000,000	Capitalization of anticipated profits	6/3/83	28	114-A
1988	125,000,000	500,000,000	Capitalization of anticipated profits	9/18/87	56	76-A
1989	100,000,000	600,000,000	Capitalization of anticipated profits	1/9/90	32	23-A
1991	400,000,000	1,000,000,000	Capitalization of anticipated profits	2/1/91	69	43-A
1992	700,000,000	1,700,000,000	Capitalization of anticipated profits	5/4/92	31	52-A
1992	743,750,000	2,443,750,000	Capitalization of anticipated profits	8/10/92	5	33-A-Pro
1992	964,548,000	3,408,298,000	Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire oneshare of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay	2/8/93	33	43-A-Pro
1993	30,000,000	3,438,298,000	Capital increase subscribed and paid-in by Vencred, S.A.	7/28/93	47	43-A-Pro
1994	37,416,700	3,475,714,700	Capital increase subscribed and paid-in by Corporación	3/17/94	15	65-A-Pro

Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
			Andina de Fomento			
1994	6,203,400	3,481,918,100	Capital increase subscribed and paid-in by Frederik Holdings Inc.	5/17/94	21	59-A-Pro
1994	1,743,559,100	5,230,677,200	Capitalization of anticipated profits	8/22/94	15	56-A-Pro
1994	0	5,230,677,200	Change of par value of shares from Bs.100 to Bs.10 per share	10/18/94	57	117-A-Pro
1995	213,250,000	5,461,927,200	Public offer of shares as per Resolution of the National Securities Commission	4/7/95	27	98-A-Pro
1995	2,184,770,880	7,646,698,080	Issuance of 218,477,088 new common shares, registered, with a par value of Bs.10 per share	8/29/95	60	269-A-Pro
1996	3,823,349,040	11,470,047,120	Premium paid in excess of the par value of Bs.100,970,660	5/21/96	10	125-A-Pro
1996	11,470,047,120	22,940,094,240	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share	12/27/96	15	361-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

3.11 Main Shareholders.

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Shareholders	Participation
Natscumco	19.23%
Claridge, LTD	15.25%
C.V.V. Caja Venezolana de Valores (*)	7.52%
Milanasa, Corp.	7.38%
Three-D International Marketing, Inc	6.75%
Inversiones 85735, LTD	6.31%

Brown Brothers Harriman & Co.	6.10%
Fundación Carlos Delfino	4.38%
Others (**)	27.08%
TOTAL	100.00%

(*) C.V.V. is not a shareholder, the percentage that owns represents the totality of shareholders' sub-accounts.

(**) Individually own less than 2%.

4. COMPANY OPERATING STRUCTURE

4.1. DESCRIPTION

Operatively, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company that has a high degree of vertical integration in its production process, which, briefly described, is made of the following stages:

I. Production of raw material: non-dyeing paste (recycled fiber)

II. Paper production (reels)

III. Paper conversion (finished products)

The company business orientation is focused on the greater participation of finished products within the mixture of sales, so as to enhance the operating margin when dealing with products of higher added value.

Its operating structure is divided in four (4) main areas:

- Production of printing, writing, bags and packaging paper.
- Production of hygienic paper.
- Conversion of printing, writing, bags and packaging paper.
- Storing and transportation.

In turn, it is organized in independent divisions that depend on the different types of products manufactured by the company and the characteristics of the markets covered, so as to boost the skills in each particular case and thus maximize the income from each product line.

Specifically, the Divisions are:

- Printing, Writing, Bags and Packaging Paper Division.
- Hygienic Paper Division.

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JUDITH X. HERNANDEZ MORA

- Sack Conversion Division.
- Bag Conversion Division.
- Continuous Forms, Reams and Four quires of letter paper Division
- Storing and Transportation.

4.1. PRINTING, WRITING AND PACKAGING DIVISION

This Division has a production capacity of approximate 130,000 MT per year, distributed in three paper machines as indicated below:

	Type of Paper
Paper Machine No.1	MG; Packaging (Bags)
Paper Machine No. 2	MF: Resistant Cartons (Sacks)
Paper Machine No. 3	White Papers (Writing and Printing)

Its production is 60% destined to supply the needs of the business units comprising the Conversion area and the rest for selling to third parties.

As part of its facilities there is the Non-Dyeing Paste Plant, with an annual capacity of 52,500 MT, which technology allows for incorporating the production process of high volumes of recycled fibers, developing high-quality papers with competitive advantages regarding the formulation cost.

4.1.2. CONVERSION DIVISION

It comprises the business units in charge of transforming the papers manufactured by the Printing, Writing, Bags and Packaging Paper Division into finished products as detailed below:

Division	Products
Sacks	Multifolding sown-bottom or glued-bottom sacks.
Bags	Bags for the general commerce: flat bottom and square bottom.
School and Office Products	Notebooks, spiral-bound notebooks, blocks, envelopes, folding packages.
Continuous Forms, Reams and Four quires of letter paper	Reams, Four quires of letter paper. Stock continuous forms.

	Printed continuous forms. Personalized continuous forms.
Storing and Transportation	Logistics support to conversion units for transportation and distribution of products.

4.1.3. HYGIENIC PAPER DIVISION

The current installed capacity of this mill is of 85,000 MT per year to produce and convert different types of hygienic paper.

Main products:

- Hygienic paper bathrooms: Classes A, B and C.
- Napkins.
- Towels.
- Facial towels.
- Paper reels (mainly directed to exports).
- Packaging paper.

4.2. PRODUCTS

4.2.1. LINES OF PRODUCTS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. leads its production to the preparation of paper products for the Printing/ Writing/ Boxes/ Packaging and Hygienic Products sector as well as products resulting from the forest sector, as detailed below:

TABLE OF PRODUCTS PER SECTOR

PAPER SECTOR	TYPE OF PAPER	PRODUCTS CONVERTED
Printing and Writing	Bond Cards Copies Photocopies Registered Ledger Mimeograph Optical	School Products: Exercise Books, Notebooks, Files, etc. Continuous Forms Reams/ Four quires of letter paper Personalized Forms

	Poster Security	Office Products: Rolls for Calculators, Blocks, etc.
Boxes and Packaging	MG Natural, White and Color MF Natural, White and Color Crepe Paper Pasteboard Cone glasses Cores	Bags Multifolding Bags Folding Packages
Hygienic Products	Paper Class "A Paper Class "A Paper Class "A MG paper	Hygienic Products Facial Papers Napkins Paper Towels

4.2. SPECIFICATIONS OF PRODUCTS SOLD

Printing, Writing and Packaging Paper: These products are made by our Strategic Paper Mill Business Units I.E.E. and are used as raw material for converting companies, mainly those of our same group. Therefore, 30% of the production is destined to selling to third parties.

School and Office Products: This group of products is prepared by some of our converting units and comprises a variety of products among which there are notebooks, exercise books, office blocks, rolls for calculators, envelopes, index cards, cards, folders, among others.

Reams, four quires of letter paper and continuous forms: It deals with markets of office products including their reams and four quires of letter paper of bond paper and of color, copy paper, stock continuous forms, pre-printing continuous forms and personalized forms directly to clients.

Sacks: These are prepared by one of our plants situated in Maracay, Aragua State and are mainly oriented to the market of the cement industry, concentrated food and mills, this product are prepared in the fashions of sewing bottom and sealed bottom according to the specific clients' needs.

Bags: These bags are of different sizes, with or without printing, made in two fashions, flat-bottom bags and square-bottom bags.

Hygienic Products: The Strategic Business Unit called Hygienic Paper Mills is the one in charge of manufacturing paper reels in their different types (Type A, B and C), necessary to manufacture hygienic paper, napkins, paper towels, facial towels and MG papers, which are converted at the same plant.

4.2.3 SALES PER PRODUCT LINE

Below there are the sales by product lines of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. consolidated (in million bolivars):

Restated in constant currency at 3/31/02

Type of Product	3/31/02	2001	2000	1999
Printing/ Writing	13,155	56,280	55,030	55,323
Boxes / Packages	7,012	31,127	37,813	36,806
Hygienic Products	21,894	81,748	81,002	89,916
Wood in logs	0	0	3,110	2,635
Transportes Alpes	10	84	131	176
TOTAL SALES	**42,073**	**169,241**	**177,088**	**184,861**

Source: Financial Statements of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

4.2.4. COMPANY MARKET POSITION:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygiehic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A. and in the two last items its sole competitor is Venepal:

	Year 2000	Year 2001
TISSUE	42.30%	38.30%
BOXES – PACKAGES	43.20%	51.80%
PRINTING – WRITING	33.13%	47.30%

4.3. CLIENTS

Due to the characteristics of the products manufactured by MANPA, it has a great number of direct and indirect clients that are approximately 17,241, any of which represents 20% of the company sales.

4.4. RAW MATERIALS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. uses in its production process a wide range of raw materials and supplies. Below these are details as well as their main suppliers.

TYPE	SUPPLIER	ORIGIN
Chemicals	Clariant de Venezuela	Local
	Eka Chemicals	Local
	Ferro Aluminio	Local
	Agroindustrial Mandioca	Local
	Masterflex C.A.	Local
	Nalco de Venezuela	Local
	Químicas Victoria	Local
TYPE	SUPPLIER	ORIGIN
Chemicals	Raisio Química	Local
	Okaite de Venezuela	Local
	Omya Colombia	Local
	Degusa	Local
Secondary Fiber	Transpaca	Local
	Ace Recycling Limited	Imported
	Simco Recycling Corp.	Imported
Pulp	Cellmark Inc.	Imported
	Celulosa Arauco y Constitución	Imported
	C.M.P.C. – Celulosa S.A.	Imported
	Elof Hansson Pulp, Inc.	Imported
	Pulp Sales Corporation	Imported

Source: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

INTERPRETE PUBLICO

4.5. TRADEMARKS AND PATENTS

All the trademarks used by MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and its affiliates are dully registered with the Registry of Industry Property of the Ministry of Development. The most important trademarks are the following:

NATIONAL TRADEMARKS

Trademark	Registration No.	Maturity Date
Alborada	116.968-F	4/18/2011
Alpeform	161.678-F	6/10/2004
Alpes	155.186-F	2/16/2004
Alpes Block Dibujo Compra	156.517-F	3/18/2004
Alpes Block Dibujo Regla	156.512-F	3/18/2004
Alpes Dibujo con Plumillas	156.465-F	3/18/2004
Alpes Escocés	156.469-F	3/18/2004
Alpes Espiral	156.468-F	3/18/2004
Alpes Lapices	159.562-F	6/10/2004
Alpes Paleta Pintor	156.511-F	3/18/2004
Alpes Taquigrafia	156.457-F	3/18/2004
Alpes Tres Líneas	159.630-F	6/10/2004
Alpesform	162.843-F	7/18/2004
Ameri Bond	136.555	11/7/2003
Cello Manpa	150.887	1/17/2004
Cometa	43.435-F	1/17/2003
Copyalpes	138.041	5/29/2004
Corona	117.293-F	4/21/2011
Dalia	73.841-F	8/2/2003
Decoral	116.966-F	4/18/2011
Diadema	116.967-F	4/18/2011
Espiral	214.710-F	5/21/2011
Facial Sutil	629-S	10/7/2004

Trademark	Registration No.	Maturity Date
Facialin	116.964-F	4/18/2011
Floral	145.911	1/21/2007
Floral Bouquet	29.537	4/5/2003
Florida	55.997-F	10/17/2009
Formalpes	162.841-F	7/18/2004
Garden	72.599-F	4/3/2003
Gardenia	39.334-F	2/10/2006
Gardenia Papel Higiénico	145.875	1/21/2007
Gardenia Servilletas	146.320	4/8/2007
Gentil	75.781-F	5/3/2004
Glamor	75.598-F	4/3/2003
Jazmín	160.904-F	6/10/2004
Karicia	73.844-F	8/2/2003
Koral	73.845-F	8/2/2003
Koral Servilletas	147.377	4/10/2007
Love Garden	72.627-F	4/5/2003
Manpa	150.886	1/17/2004
Manpa Compubond	165.140-F	8/19/2004
Manpa Databon	165.139-F	8/19/2004
Manpa Fotobond	165.154-F	8/19/2004
Manpa Laserbond	165.145-F	8/19/2004
Manpa Ofibond	165.094	8/19/2004
Maracay	165.125-F	8/19/2004
Maracay Económico	146.307	4/8/2007
Maracay Familiar	145.908	1/21/2007
Maracay Legumbres	146.311	4/8/2007
Maracay Plus	167.122-F	8/19/2004
Maracay Servilletas	147.381	4/10/2007

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO 33 JUDITH X. HERNANDEZ MORA

Trademark	Registration No.	Maturity Date
Melody	73.843-F	8/2/2003
Palmera	116.969-F	4/18/2001
Papeles Maracay	20.813-D	5/19/2011
Petalo	73.846-F	8/2/2003
Pop Raqueta	384-S	6/10/2004
Pop Zapatos	159.563-F	6/10/2004
Sutil	52.545	2/9/2007
Sutil Amarillo	145.905	1/21/2007
Sutil Azul	145.877	1/21/2007
Sutil Béisbol	145.888	1/21/2007
Sutil Boutique	73.729-F	7/30/2003
Sutil Toallas	143.835	3/5/2006
Wonder	73.847-F	8/2/2003

INTERNATIONAL TRADEMARKS

Trademark	Country	Registration No.	Maturity Date
Alpes	Costa Rica	87.528	7/13/2004
Alpes	Nicaragua	40.668CC	3/2/2009
Alpes	Honduras	68.548	4/28/2007
Alpes	Cuba	123.002	6/7/2005
Alpes Dino's Park	Colombia	194.199	2/17/2007
Alpes Escocés	Costa Rica	100.795	4/15/2007
Alpes Escocés	Ecuador	DNPI-2337	4/9/2008
Alpes Escocés	Perú	28358	8/19/2006
Alpes Escocés	Colombia	191.324	11/27/2006
Alpes Escocés	Puerto Rico	38957	11/27/2006
Alpes Logo	Ecuador	4067-95	12/18/2005
Alpes Logo	Perú	25087	4/12/2006
Alpes Logo	Bolivia	65.600-C	4/13/2008

Trademark	Country	Registration No.	Maturity Date
Caribex	Reino Unido	2127319	3/21/2007
Gardenia	Perú	49.697	7/8/2003
Gardenia	Colombia	195.497	3/19/2007
Gardenia	Bolivia	17.268-C	5/35/2008
Gardenia	Bolivia	204.901	11/29/2007
Jazmín	Colombia	204.901	11/29/2007
Karicia	Bolivia	47.267-C	5/31/2008
Manpa	Cuba	123.003	12/12/2005
Manpa	Honduras	68.549	4/28/2007
Manpa	Nicaragua	40.669 CC	3/2/2009
Manpa	Guatemala	90.515	6/18/2008
Maracay	Bolivia	47.265-C	5/31/2008
Maracay	Perú	49.492	7/8/2003
Maracay	Ecuador	108-89	3/20/2004
Petalo	Bolivia	47.266-C	5/31/2008
Primavera	Ecuador	DNPI259-98	1/21/2008

4.6. SUBSIDIARY COMPANIES AND AFFILIATES

Company name: VENCARIBBEAN PAPER PRODCUTS, LTD.

Date of incorporation: June 4, 1996

Location: Aranguez, Trinidad, W.I.

Capital subscribed and paid-in: TT$50,000.oo

Activity: Conversion and commercialization of hygienic paper.

Company name: SIMCO RECYCLING CORPORATION

Date of incorporation: July 31, 1981

Date of acquisition: May 17, 1996

Location: Miami, Florida

Capital subscribed and paid-in: US$5,000.oo

Activity: Collecting and processing secondary fiber..

Company name:	JC PAPELERAS
Date of incorporation:	February 14, 1995
Date of acquisition:	January 23, 1997
Location:	The main office is in Caracas, Federal District
Capital subscribed:	Bs.2,137,500,000.oo
Capital paid-in:	Bs.2,137,500,000.oo
Activity:	Selling and distributing office articles, office items, gifts and hardware store items in general.
Company name:	MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A.
Date of incorporation:	August 14, 1998
Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, specially Hygienic paper, school products, packaging paper, office items, bags and other related products.

5. COMPANY PROPERTY

Paper Mill Printing, Writing and Packaging: situated in Avenida Aragua, Maracay, Aragua State, on a land lot of 137,400.35 square meters.

The following equipment, machinery and facilities are located in this plant, among others:

- Three paper machines
- Non-dyeing Plant
- OCC Cleaning System
- Finishing machine with 3 rewinding machines
- Quality, process, analysis and water control labs
- Steam and compressed air plant
- Power plant

- Affluent treatment plant.

Due to operating reasons there was a physical space exchange between the Sacks and Bags Divisions; therefore, in the same land of the Division Mill Printing, Writing and Packaging there is the Sack plant, which has:

- Five lines to manufacture sacks (two of glued bottom and two of sewing bottom and one bag-type)
- Printing area
- Rolling mill machine
- Equipment for quality control of manufactured product
- Maintenance shop

Likewise, the Division of Reams, Four Quires of Letter Paper and Continuous Forms was moved to this land.

This plant includes:

- Three conversion lines to manufacture reams and four quires of letter paper.
- Six printing presses to produce continuous forms.
- Photocomposition equipment, computers and laser printers.

Hygienic Product Mill: Situated in Zona Industrial La Hamaca, Maracay, Aragua State, on a land lot of 712,500 square meters.

The following equipment, machinery and facilities are located in this plant, among others:

- Six paper machines.
- Printing machines.
- 24 conversion lines (hygienic products, napkins, towels and facial towels).
- Pulp plant.
- Non- dyeing Plant
- Steam and compressed air plant.
- Material, physics and process labs.
- Treatment plant.
- Quality control lab.

School Product Plant: Situated in Zona Industrial Valencia, Carabobo State, on an area of 27,810.18 square meters.

Its production area includes:

- Four production lines of notebooks.
- Folding packaging lines.
- Printing lines.
- Department of lithography (computers and laser printing).
- Maintenance and Auxiliary Services Workshop among which there are: air compressors and transformation and power distribution network.

Bag Industrial Plant: situated in Zona Industrial La Hamaca, Maracay, Aragua State, on an area of 68,510 square meters, which currently has 46 machines to manufacture flat bottom and square bottom bags with or without printing, among which there are:

- 30 printing and packaging machines.
- 9 machines with printers and packers.
- 1 cutting machine with printer.

Facilities of TRANSPORTE ALPES, S.A.: situated in Zona Industrial La Hamaca, Maracay, Aragua State, on an area of 16,780 square meters. It includes:

- Fleet of 135 trucks.
- Two storehouses.
- Covered parking lot.

5.1. NOT OWNED FIXED ASSETS

At March 31, 2002 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. did not have any Leasing.

5.2. INFORMATION ABOUT ASSETS REVALUATION:

In the Financial Statements (interim) of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y EMPRESAS FILIALES there are no revaluated assets.

6. CONTRACTS OF MORE IMPORTANCE:

6.1. LABOR CONTRACTS:

Collective Bargaining Agreement for employees of Division of Conversion and Mills for Printing, Writing and Packaging of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with a duration of three years as of June 7, 1999 until June 7, 2002.

Collective Bargaining Agreement for employees and workers of the Hygienic Paper Mill Division of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with a duration of three years as of June 1, 2001 to May 30, 2004.

Collective Bargaining Agreement for employees of the School Product Division of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with duration of two and a half years from June 1, 1999 to December 1, 2001 protecting both company employees and workers (under discussion).

6.2. CONTRACT OF SUPPLIES:

In order to guarantee a reliable power supply in December 2001 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. entered into a Power Supply Contract with TURBOGENERADORES MARACAY, C.A. for a period of 12 years.

7. FINANCING SOURCES AND EFFECT OF ISSUANCE

The company financing sources and the effects of Issuance of Unsecured Bonds at Bearer amounting to EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.oo) are detailed herein below:

Stated in thousand constant bolivars at 3/31/2002

	INSTRUMENT	3/31/02	Incidence of Issuance	Balance after placement
SHORT-TERM DEBTS				
Loans and bank overdrafts in local currency	Contracts, commercial papers and promissory notes	7,650,000	-	7,650,000
Current portion of long-term debt in local currency	Contracts and promissory notes	6,641,806	(6,000,000)	641,806
Current portion of long-term debt in foreign currency	Contracts and promissory notes	-	-	
Bills and commercial accounts payable	Commercial invoices and commercial draft	22,265,969	-	22,265,969
Related companies	Current accounts	2,100,059	-	2,100,059
Dividends payable	Resolution of the Board of Directors	-	-	-
Other accounts and accumulated expenses payable	Interests, SSO, work benefits, freights, insurances	6,950,846	-	6,950,846

	Sub-Total	37,958,680	(6,000,000)	31,958,680
	Total short-term debt	45,608,680	(6,000,000)	39,608,680
LONG-TERM DEBTS				
Bonds at bearer in local currency	Securities – Bonds	-	8,000,000	8,000,000
Long-term loans in local currency	Contracts	2,812,500	(2,000,000)	812,500
Long-term loans in foreign currency	Contracts	-	-	
Provision for severance benefits		5,302,436	-	5,302,436
Other liabilities and deferred credits		2,112,833	-	2,112,833
	Total long-term debts	10,227,769	6,000,000	16,227,769
SHAREHOLDER'S EQUITY				
Capital stock		22,940,094	-	22,940,094
Capital stock updating		51,599,600	-	51,599,600
Net updated balance for the sole use of future capital increases		128,021,288	-	128,021,288
Updated result from translation foreign affiliate		200,063	-	200,063
Retained earnings				
Legal reserve		7,453,970	-	7,453,970
Undistributed earnings		29,639,196	-	29,639,196
Result form holding non-monetary assets		65,915,310	-	65,915,310
	Total shareholders' equity	305,796,521	-	305,796,521

8. TAX INCENTIVES

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. has the following tax incentives:

- Temporary admission for asset enhancement (ATPA): MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.: Ministry of the Treasury, No. GA-300-98-E-8761 as of August 27, 1998 and No. GA-300-98-E-010395 as of October 23, 1998.
- MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. has tax rebates for the concept of Investments in fixed assets set forth by the Income Tax Law and its Regulations.

9. LITIGATIONS AND CLAIMS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. does not have any litigation or complaint that may significantly affect, either directly or indirectly, its financial standing.

10. INFORMATION ABOUT THE INDUSTRY

The paper industry in Venezuela includes a series of companies that comprise the following production sectors:

- Printing and Writing.
- Kraft Liner.
- Medium Corrugated
- Hygienic papers
- Bags and packages.
- Industrial cardboards
- Others

The total production of the national paper industry corresponding to the year 2000 was 433,942 metric tons, which represents a reduction of 21% compared to the year 1999 as shown in the following table:

National Production of Paper, Cards and Cardboards

(In MT)

	1996	1997	1998	1999	2000
Printing and Writing	116,859	130,334	101,274	81,508	68,355
Kraft Liner	81,071	86,564	100,052	67,933	46,608
Medium Corrugated	93,951	105,031	87,236	90,977	66,047
Hygienic Paper	170,348	180,796	182,223	174,501	158,857
Packs and Packages	82,923	88,192	63,875	47,659	22,276
Industrial cardboards	87,250	108,381	96,562	81,016	70,573
Others	10,902	8,445	5,974	4,244	1,226
Total	643.304	707.743	637.196	547.838	433.942

[Next there is a graphic of the National Production of Paper, Cards and Cardboards]

Source: Annual report of Apropaca 2000

As seen in the graphic above, in the year 2000 the reduction of this year production impacts all the items.

The item corresponding to Hygienic paper is the least impacted, showing a reduction of 9% compared to the year 1999, being the items with a higher slump those of "Packs and

Packaging and Others" that reduced their production 53% and 71%, respectively, compared to the year 1999.

[Next there is a graphic of the National Production, Imports and Exports of Paper, Cards and Cardboards]

Same behavior can be seen in exports, which dropped 31% in all sectors in the year 2001 compared to the year 1999, as a consequence of the overvaluation of the bolivar.

Regarding imports, overvaluation experienced by the Bolivar since 1997 has stimulated imports to the detriment of the national production.

For the year 200, Imports fell again as a consequence of a greater customs control and a reduction of the unfair inflow of white papers.

National Production, Imports and Exports of Paper, Cards and Cardboards

(In MT)

	1996	1997	1998	1999	2000
National Production	643,304	707,743	637,196	547,838	433,942
Imports	116,615	179,147	205,449	309,130	189,671
Exports	127,183	184,554	157,038	148,447	102,031

Source: Apropaca 2000 Annual Report

In regard to the behavior of the apparent consumption, this also registered a reduction in the year 2000 from 415,694 MT against 605,225 MT in 1999, which represents a drop of 26%. The financial contraction registered by all production sectors and especially the food and construction sectors as well as the drop in the purchasing power explain the consumption drop.

Apparent Consumption of Papers, Cards and Cardboards

(In MT)

	1996	1997	1998	1999	2000
Printing and Writing	104,576	121,492	96,635	130,133	50,541
Kraft Liner	70,347	81,387	85,968	60,391	46,608
Medium Corrugated	52,016	41,815	45,076	41,374	32,405
Hygienic Paper	129,019	120,598	134,220	134,926	132,380

Packs and Packages	83,274	91,974	63,751	59,687	27,160
Industrial cardboards	95,393	101,176	101,499	82,557	78,401
Others	31,659	52,691	52,947	96,157	48,199
Total	566,284	611,133	580,096	605,225	415,694

It does not include the apparent consumption of cigarette paper and cardboards.

[Next there is a graphic of Apparent Consumption of Papers, Cards and Cardboards in MT] Source: Apropaca 2000 Annual Report.

11. SUMMARY OF THE RESULTS OF THE FISCAL YEARS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Loss and Profit Statement

(Stated in thousands of bolivars)

Restated in constant currency at 3/31/02

(In thousands Bs.)	3/31/02	2001	2000	1999
Net sales	42,073,804	168,072,325	176,443,285	184,370,763
Sales cost	27,473,350	110,394,386	126,526,406	139,385,810
Gross income	**14,600,454**	**57,677,939**	**49,916,879**	**44,984,953**
Operating expenses	8,491,757	34,202,602	36,932,652	37,906,505
Operating earnings	**6,108,697**	**23,475,337**	**12,984,227**	**7,078,448**
Other income (expenditures)	-4,482,636	-15,620,152	-7,004,670	-1,564,385
(In thousands Bs.)	3/31/02	2001	2000	1999
Income before taxes	**1,626,061**	**7,855,185**	**5,979,558**	**5,514,063**
Income tax provision and provision for business assets	745,621	2,588,516	2,922,670	1,764,384
Income before participation in results from affiliates	**880,440**	**5,313,808**	**3,056,888**	**3,749,679**
Participation in results from	-	-471,961	-163,512	-324,747

non-consolidated affiliates				
Income before minority interests	**880,440**	**4,841,847**	**2,893,376**	**3,424,932**
Minority interests	-261,527	-19,348	338,952	34,363
Income before extraordinary provision	**618,913**	**4,822,499**	**3,232,328**	**3,459,295**
Extraordinary provision	-	-	1,237,828	38,146
Net income	**618,913**	**4,822,499**	**4,470,156**	**3,497,441**
Number of average outstanding shares	**2,294,009.44**	**2,294,009.44**	**2,294,009.424**	**2,294,009.424**
Earnings per share	**0.27**	**2.10**	**1.95**	**1.52**

Source: Financial statements of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

11.1. EXPLANATION OF THE VARIATIONS OF GREATER IMPORTANCE.

Net sales:

According to figures stated in constant currency at March 31, 2002 the net sales of the first three months of the year 2002 indicate a drop of 5.92% regarding the same previous year, when registering net sales amounting to Bs.42,073,804 million versus net sales amounting to Bs.44,720,128 at closure of March 2001.

In metric tons, total sales dropped 9% although the 36,767 MT at closure of March 2001 at 33,405 MT for the same year period 2002, being the most affected items those of printing and writing as well as bags and packages as a consequence of the 4.1% contraction of the economy during the first quarter of the year.

In regard to the behavior of the net sales of the year 2001 concerning the years 2001 and 1999 there is a reduction of 5% and 9% respectively, product of the sales of the Forest Division at the beginning of the year 2001 that reduced the total sales volume in 19,544 and 20,861 MT regarding the years 2001 and 1999 respectively.

Nevertheless, if we compare the paper sales of the year 2001 against those of the year 2000 there is an increase of 2.70%, which represents 3,633 metric tons of additional paper sold.

In addition, in the year 2000 the export volume was reduced compared to the year 1999 as a consequence of the currency exchange anchorage.

Sales cost:

The Sales Cost at closure of March 2001 indicates a reduction of 29.65% in regard to the same period of the previous year, as a result of the reduction in the manufacturing expenses and the drop registered in the international price of the virgin and secondary fibers that represent the main raw material to manufacture paper.

When comparing the Sales Cost of the year 2001 against that of the year 2000 there is a reduction of the 13% mainly a consequences of an inflation higher than devaluation in 4.01 percentage points, thus impacting the values restated for the year 2000.

A similar behavior is seen in the Sales Cost of the year 2000 compared to that of the year 1999 when a 9.23% reduction occurred as a consequence of the implementation of improvements in the lucrative efficiency of the company processes and the disparity between the flows of the devaluation rate and the inflation rate.

Operating expenses:

According to the restated figures at March 31, 2002 the operating expenses as sales percentage showed an increase of 2.60% in the first three months of the year 2002 in regard to the same period of the previous year, regarding an increase both in sales expenses and administrative expenses.

Sales expenses were increased by discounts granted for prompt payment and the increase of the promotions and publicity during the first three months of the year. Regarding administration expenses, increasing expenses for professional fees generated the increase.

In regard to the behavior of operating expenses as sales percentage for the year 2001 concerning the years 2000 and 1999, these were reduced half percentage point as a result of the cost reduction program that was implemented by the middle of the year 2000.

Restated at 3/31/02	3/31/02	2001	2000	1999

(In million Bs.)				
Sales expenses	5,841	22,872	24,279	25,669
Administrative expenses	2,650	11,330	12,654	12,238
Total operating expenses	**8,491**	**34,202**	**36,933**	**37,907**

Operating margin:

Both the gross margin and the operating margin show an increase in the first three months of the year regarding the same period of the previous year.

Sales cost reduction increased the gross margin in 13 percentage points, while the operating margin increased 9 percentage points when passing 6% at closure of March 2000 at 14.5% in March 2001.

Equally, if we compared the year 2001 against the years 2000 and 1999 we observe an increase of both the gross margin and the operating margin due to the reduction of the sales cost and the operating expenses.

Integral cost of financing:

The integral cost of financing showed a reduction in the first three months of the year 2002 regarding the same period of the previous year due to, firstly, the reduction of the interests paid for a minor indebtedness and, secondly, for the exchange earning obtained at closure of March 2002 of Bs.27,281 million versus an exchange loss of 1,091,175 for the same 2001 year period.

When comparing the integral financing cost in the year 2001 against the years 2000 and 1999 there is an increment in regard to both years as a consequence of the reduction of the interests earned and the reduction of monetary earning for a lesser inflation rate and changes in the monetary position of the company.

Between the years 2000 and 1999 there is an unfavorable variation of the integral cost of financing mainly produced by the reduction of the monetary earning when passing from an inflation rate of 20.3% in the year 1999 to 13.4% in the year 2000.

Minority interests:

The figure presented as minority interests refers to Toycos participation in the results of Manpa Centroamérica.

Other income/ disbursements:

During the first quarter of 2002 there was a reduction of Other income in regard to the first quarter of the year 2001. This reduction was mainly the result of the creation of a provision for valuating investments in order to maintain the value of these latter in terms of dollars.

Same behavior is shown in Other income in the year 2001 in regard to the years 2000 and 1999 where the provision for valuation of investments represent the main cause for its reduction.

It is also important to point out that in the year 1999 there is an extraordinary income for selling the participation of Papeles Guaicaipuro.

Restated in constant currency at 3/31/02

(In thousand bolivars)	2000/1999	2001/2000	March02/ March01
Interests/ Placements	(177,286)	(395,487)	(250,219)
Exchange differences (net)	2,436,826	41,482	1,118,456
Interests expenses	1,975,614	6,046,786	475,180
Monetary earnings	(7,580,091)	(5,811,896)	(828,102)
Loss in investments (net)	(1,709,844)	(4,075,915)	(1,490,000)
Participation in affiliates	-	-	(407,700)
Realization of temporary investments	-	(3,017,910)	-
Income from selling assets	(109,412)	(46,848)	-
Others	(276,092)	(1,355,694)	(1,343,572)
Total variation other income (disbursements) and integral income (cost) of financing	**(5,440,285)**	**(8,615,483)**	**(2,722,957)**

Net margin:

Regarding net margin, this registered an increase of 1.19 percentage points as a consequence of the increase of the operating income and of a lesser integral financing cost generated by the reduction of the expenses for interests and the exchange income obtained during the quarter.

The behavior of the net margin at closure of 2001 in regard to the closure of 2000 indicates an increase of 0.34 percentage points as a consequence of the reductions in

the sales cost and in the operating expenses. The Net margin for the year 2000 has the same behavior of that for the year 1999 when passing from1.90% to 2.53% due to the increase in the operating income and the reduction of costs.

12. RELATION OF DIVIDENDS PAID IN THE LAST FOUR YEARS.

(Stated in thousand bolivars)

Year	In Cash	In Kind	In Shares
1998	2,294,009	13,723,092(*)	-
1999	2,294,009	-	-
2000	3,441,014	-	-
2001	4,588,019	-	-
March 2002	4,588,019	-	-

(*) Shares of Corporación Industrial de Energía

13.1. Consolidated financial statements audited by independent public accountants at December 31, 2001.

[Letterhead of Deloitte & Touche]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2001, 2000 and 1999 and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted form material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the

evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2001, 2000 and 1999 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities Commission.

In our report dated February 19, 2001 our report about the consolidated financial statements at December 31, 2000 had a paragraph regarding the effects, if any, on such financial statements that may come form the decision to dispose of assets related to the forest project under negotiation. As indicated in Notes 1 to 6 to the consolidated financial statements dated March 2, 2001 the Company ended the negotiation process of net assets related to the forest project, which final effect was registered wit the outcome of the year ended at December 31, 2001.

Our audits were carried out in order to state an opinion about the consolidated financial statements in constant bolivars, taken as a whole. Pages 28 to 31 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2001, 2000 and 1999 prepared on a historical cost base, thus complying with the provisions of the National Securities Commission. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their

substantial matters pursuant to the accounting bases described in Note 1 to the financial statements.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10.171

C.N.V. No.S-796

Valencia – Venezuela, February 19, 2002.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2001, 2000 AND 1999

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousands Bs.)

	2001	2000	1999
ASSETS			
CURRENT ASSETS:			
Cash (Notes 1 and 18)	7,249,592	4,062,571	226,333
Temporary investments (notes 1, 3 and 18)	-	8,983,565	16,714,804
	7,249,592	13,046,136	16,941,137
Bills and accounts receivable – net (Notes 4, 18 and 19)	33,188,405	39,664,975	39,598,927
Advances to suppliers (Note 18)	1,463,996	846,609	1,743,496
Inventory – net (Note 1 and 5)	25,089,918	34,731,718	32,797,865
Expenses paid in advance	233,755	298,839	484,870
Dividends receivable	-	-	159,116
Other current assets – net (Notes 1 and 6)	16,151,991	45,819,231	-
Total Current Assets	83,377,657	134,407,508	91,725,411
LONG-TERM SPARE PARTS INVENTORY (Note 5)	1,897,330	-	-
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 7)	4,547,501	6,220,428	9,566,952
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1, 8 and 11)	226,999,429	246,436,311	288,637,011
FOREST PROJECT COSTS (Notes 1 and 9)	-	-	32,985,165
DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 10)	1,308,915	1,411,569	1,513,008
TOTAL	318,130,832	388,475,816	424,427,547
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Promissory notes and bank overdrafts (Note 18)	467,673	4,270,434	2,488,028
Current portion of long-term loans (Notes	7,164,717	9,277,897	12,347,774

12 and 18)			
Current portion of current obligations issued (Note 13)	4,690,800	5,613,473	6,817,754
Documents payable (Notes 18 and 21)	2,862,844	14,325,073	9,926,346
Accounts payable (Notes 14 and 18)	23,625,093	26,493,177	30,682,582
Obligations for leaseback operations (Notes 1 and 11)	-	11,226,946	-
Accumulated expenses payable (Note 18)	3,652,013	3,498,665	3,549,010
Taxes payable (Notes 1 and 15)	339,594	518,337	605,755
Total current liabilities	42,802,734	75,224,002	66,417,249
LONG-TERM LOANS (Notes 12 and 18)	8,405,000	22,649,248	32,758,020
CURRENT OBLIGATIONS ISSUED (Note 13)	-	5,266,336	6,364,648
PROVISION FRO SEVERANCE BENEFITS (Note 1)	4,814,206	4,039,030	3,731,705
OTHER LIABILITIES AND DEFERRED CREDITS	252,825	212,452	86,972
MINORITY INTERESTS	979,902	961,828	4,752,584
Total liabilities	57,254,667	108,352,896	114,111,178
SHAREHOLDER'S EQUITY – As per attached financial statement (Note 1 and 17)	260,876,165	280,122,290	310,316,369
TOTAL	318,130,832	388,475,186	424,427,547

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2001, 2000 AND 1999

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousand bolivars, except net income per share)

	2001	2000	1999
NET SALES (Note 20)	158,100,109	165,430,911	172,691,672
SALES COSTS	103,687,368	118,688,033	130,559,160
GROSS INCOME	54,412,741	46,742,878	42,132,512
SALES EXPENSES	21,799,170	22,729,911	24,024,030
ADMINISTRATIVE EXPENSES AND OVERHEADS	10,603,714	11,952,036	11,521,037
	32,402,884	34,681,947	35,545,067
OPERATING INCOME	22,009,857	12,060,931	6,587,445
OTHER INCOME (DISBURSEMENTS):			
Loss in investment, net	(5,404,878)	(1,571,772)	-
Realization in temporary investments	(2,819,239)	-	-
Income from selling assets	-	43,764	145,973
Others-net	(2,999,999)	(1,708,041)	(1,386,084)
	(11,224,116)	(3,236,049)	(1,240,111)
INTEGRAL FINANCING INCOME (COST):			
Interests expenses	(6,246,188)	(11,895,603)	(13,741,799)
Interests on temporary investments	683,873	1,106,056	1,284,215

	(11,224,116)	(3,236,049)	(1,240,111)
INTEGRAL FINANCING INCOME (COST):			
Interests expenses	(6,246,188)	(11,895,603)	(13,741,799)
Interests on temporary investments	683,873	1,106,056	1,284,215
Exchange differences – net	(1,331,897)	(1,256,384)	(3,466,251)
Monetary earnings (Note 1)	3,518,701	8,923,682	15,673,877
	(3,375,511)	(3,122,249)	(249,958)
PROFITS BEFORE INCOME TAX	7,410,230	5,702,633	5,097,376
TAX PROVISION (Note 15):			
Income tax	2,437,228	2,730,268	191,256
Business assets tax	-	-	1,464,544
	2,437,228	2,730,268	1,655,800
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES	4,973,002	2,972,365	3,441,576
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(440,892)	(146,273)	(298,488)
INCOME BEFORE MINORITY INTERESTS	4,532,110	2,826,092	3,143,088
MINORITY INTERESTS	(18,074)	338,852	22,992
INCOME BEFORE EXTRAORDINARY ITEM	4,514,036	3,165,044	3,166,080
EXTRAORDINARY ITEM – Tax benefit for tax loss carryforwards from previous years (Note 15)	-	1,156,341	35,635
NET INCOME	4,514,036	4,321,385	3,201,715
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	1.97	1.88	1.40

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2001, 2000 AND 1999

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousand bolivars)

	2001	2000	1999
OPERATING ACTIVITIES:			
Net earnings	4,514,036	4,321,385	3,201,715
Adjustments to conciliate the net income with the cash provided by the operating activities:			
Participation of minority shareholders, net			
Participation in results from affiliates	18,074	(338,952)	(9,407)
Loss from investments, net	440,892	146,273	298,488
Profits from selling assets	(112,571)	1,571,772	696,071
Removal and use of equipment and industrial parts	-	(43,764)	(145,973)

Provision for inventory	1,288,013	965,776	1,901,575
Amortization of excess of cost on book value of shares from affiliates	612,962	-	-
Monetary earnings	414,626	414,626	414,612
Depreciation	(3,518,701)	(8,923,682)	(15,673,877)
Amortization of deferred charges	14,045,918	15,778,782	17,707,770
Provision for severance benefits	75,560	47,904	106,039
Provision for forest project costs	4,960,014	3,712,165	2,679,059
Changes in operating assets and liabilities (Note 2)	-	-	1,977,742
Payment of severance benefits	(6,397,107)	(6,609,769)	(4,857,882)
Accumulated result for translation from foreign affiliate	(3,677,742)	(2,922,697)	(1,804,924)
	11,032	24,100	30,135
Net cash provided for operating activities	12,675,006	8,143,919	6,521,143
INVESTMENT ACTIVITIES:			
Reduction in dividends receivable	-	148,166	-
Increase in forest project costs	-	-	(1,349,926)
Sale of net assets forest project	17,899,964	-	-
Increase of investments - net	-	(311,957)	(427,830)
Reduction in deferred charges and other assets	58,909	54,254	27,337
Purchasing of property, plant and equipment	(2,132,594)	(4,112,609)	(6,176,387)
Sale of property and equipment	-	232,367	1,079,273
Net cash provided for (used in) investment activities	15,826,279	(3,989,779)	(6,847,533)
FINANCING ACTIVITIES:			
Increase (reduction) in promissory notes and bank overdrafts			
Reduction of long-term loans	(3,516,187)	2,191,874	(7,893,704)
(Reduction) increase of outstanding obligations issued	(13,563,039)	(8,293,362)	(4,912,077)
Increase (reduction) in documents payable	(5,269,965)	(788,428)	12,108,024
Cash dividends	(7,418,607)	2,493,205	(638,441)
Net cash used by financing activities	(4,801,224)	(4,209,618)	(3,229,715)
	(34,569,022)	(8,606,329)	(4,565,913)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	271,193	557,188	(797,839)
NET REDUCTION IN CASH AND CASH EQUIVALENTS	(5,796,544)	(3,895,001)	(5,690,142)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	13,046,136	16,941,137	22,631,279
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	7,249,592	13,046,136	16,941,137

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2001, 2000 AND 1999

(STATED IN CONSTANT BOLIVARS)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, the Company used the provisions of the standards issued by the National Securities Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year. This methodology defers from that established in the Declaration of Accounting Principles No.10 (DPC-10) issued by the Venezuelan College of Public Accountants, stating that this latter sets forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost of the years 2001, 2000 and 1999 are presented in values of less than Bs.9,217 million, Bs.10,151 million and Bs.1,046 million, respectively, likewise the depreciation expense of the years 2001 and 1999 are presented in values inferior to Bs.1,948 million and Bs.5,356 million, respectively, and the depreciation expense of the year 2000 is presented by

increasing in Bs.106.8 million, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange of the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities Commission, such effects are presented as a reduction of the initial equity of

the Company for the year ended at December 31, 2001. This effect amounts to Bs.3,000 million approximately.

c. *Consolidation* – The consolidated financial statements at December 31, 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company their net assets.

The consolidated financial statements at December 31, 2000 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries fully owned: First Caribbean Finance Ltd. and affiliates and Transporte Alpes, C.A., and 50% partially owned Manufacturas de Papel de Centroamérica, S.A.

The consolidated statements at December 31, 1999 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries fully owned: First Caribbean Finance Ltd. and affiliates, Corporación Forestal Imataca, C.A. and affiliates, Seguridad Industrial y Forestal, C.A. and Transporte Alpes, C.A., and partially owned Corporación Forestal Guayamure, C.A. (85%) and Manufacturas de Papel de Centroamérica, S.A. (50%).

At December 31, 2001 and 2000 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method as established in the standards issued by the National Securities Commission to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting

by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) , published by Banco Central de Venezuela, was used in the metropolitan area of Caracas.

For the purposes of comparability, the consolidated financial statements and the 2000 and 1999 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2001 by applying the annual variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

The income account for holding non-monetary assets comprises Bs.105,788 million (Bs.97,523 million in 2000 and Bs.117,967 million in 1999) product of the incorporation of the current values of inventories and fixed assets less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities Commission, which amount to Bs.72,878 million and Bs.45,643 million and Bs.35,597 million at December 31, 2001, 2000 and 1999, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result

from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, end and average for the years ended at December 31 are the following:

	2001	2000	1999
At the beginning of the year	20,689.09	18,247.30	15,202.50
At the end of the year	23,227.53	20,689.09	18,247.30
Average for the year	22,037.65	19,595.84	16,860.27
Inflation of the year	12.26%	13.38%	20.03%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – The investments considered as "negotiable" are presented at their reasonable market value. The effects for variation in the reasonable market values of these investments are carry forward to results from the period when they are earned or generated.

Permanent investments in affiliates where there is participation between 20% and 50% are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of its acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost, adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* – The inventories have been presented at current cost at the date of closure, which does not exceed its recovery value.

The inventories at December 31, 2000 and 1999 stated in current costs at those dates were restated in constant bolivars as of December 31, 2001 by

applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2000 and 1999 stated in regular costs at that date were restated in constant bolivars at December 31, 2001 by

applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid even until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Consolidated financial statements prepared on a historical cost base* – The consolidated financial statements stated in bolivars based on a historical

cost are prepared pursuant to the bases described to prepare the basic financial statements, except that referred to the acknowledgment of the effect for inflation since such statements are not subject to recognition.

o. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

p. *Reclassifications* – Some figures of the financial statements at December 31, 2000 and 1999 have been reclassified for comparison purposes against those of the years ended at December 31, 2001.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand bolivars):

	2001	2000	1999
(Increase) reduction:			
Bills and accounts receivable	(480,481)	(4,436,288)	(5,536,771)
Advances to suppliers	(617,387)	896,890	13,159
Inventories	(2,598,036)	(13,497,472)	(5,211,728)
Expenses paid in advance	65,084	65,966	342,878
Increase (reduction):			
Accounts payable	(3,054,689)	2,422,802	6,538,176
Accumulated expenses payable	544,148	378,456	(1,371,949)
Taxes payable	(191,867)	(13,883)	541,179
Other liabilities and deferred credits	(63,879)	28,870	(172,826)
Net variation of assets and operating liabilities of subsidiaries in process of disposal	-	7,544,890	-
	(6,397,107)	(6,609,769)	(4,857,882)

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousands bolivars):

	2001	2000	1999
Interests	5,856,253	12,207,953	14,296,218
Taxes	1,021,428	1,368,876	818,913

3. TEMPORARY INVESTMENTS

At December 31, 2000 and 1999 temporary investments include negotiable investments mainly comprising values in shares and commercial papers, presented at their market value, which are close to cost. For the year ended at December 31, 2001 the Company made these investments.

4. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2001	2000	1999
Commercial	30,832,981	34,045,129	34,879,123
Related companies (Note 16)	97,880	6,709,054	3,805,982
Employees	1,961,487	1,635,325	1,417,442
Sundry debtors	770,347	738,434	1,339,300
	33,662,695	43,127,942	41,441,847
Less – provision for doubtful accounts	474,290	3,462,967	1,842,920
	33,188,405	39,664,975	39,598,927

5. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2001	2000	1999
Finished products	12,104,644	13,212,358	16,056,581
In-process products	284,429	92,321	100,385
Raw materials	5,696,308	8,898,128	7,146,585
Spare parts	5,738,401	7,886,432	7,253,375
In-transit inventory	1,879,098	4,642,479	2,240,939

	25,702,880	34,731,718	32,797,865
Less – provision for obsolescence	612,962	-	-
	25,089,918	34,731,718	32,797,865

During the year ended at December 31, 2001 the Company decided to present certain inventories estimated to be used in a period higher than one (1) year, as long-term spare part inventory.

6. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2001	2000	1999
Net assets of affiliates in process of disposal:					
Inmuebles 310350, C.A.	(A)	100	25,542,057	12,026,947	-
Corporación Forestal Imataca, C.A. and subsidiaries	(B)	100	-	10,617,180	-
Corporación Forestal Guayamure, C.A.	(B)	85	-	10,081,250	-
			25,542,057	32,725,377	-
Other investments registered at cost:					
J.C. Papeleras, C.A.	(C)	50	-	3,427,129	-
Agroindustrial Mandioca, C.A. (in pre-operation stage)	(D)	20	-	4,003,190	-
Corporación Forestal Orinoco, C.A.	(D)	33	-	1,096,333	-
Fibras Secundarias, S.A.	(D)	33	-	114,911	-
Others			136,084	1,043,673	-
			136,084	9,685,236	-
			25,678,141	42,410,613	-
Less – provision for investment			9,526,150	7,818,328	-
			16,151,991	34,592,285	-

63

Other assets:				
Fixed term deposits	(E)	-	11,226,946	-
		16,151,991	45,819,231	-

(A) Subsidiary established in the year 2000, mainly with contributions of property of the Company. During the year 2001, the Company additionally provided the majority of its investments registered at cost, certain accounts receivable and the option on credits to reduce issuances discussed below amounting to Bs.13,863 million, which book values amount to Bs.21,559 million. At December 31, 2001 this subsidiary owned property amounting to Bs.11,864 million and investments and option on credits to reduce issuances amounting to Bs.13,579 million. At December 31, 2001 the Company has a provision for such investments amounting to Bs.9,526 million. Property from this subsidiary are guaranteeing contingent obligations up to US$3 million (Bs.2,274 million). At date of issuing these consolidated financial statements, the Company is evaluating the terms under which this investment will be disposed.

(B) As of March 2, 2001 the Company sold net assets related to forest projects amounting to US$24 million (Bs.16,983 million) in cash plus an option of 18 years over the 50% of the net value of Credits to Reduce Issuances that the plantations may receive, as per the international agreements related to climatic change and the clean development also known as Kyoto Protocol. The Company management, based on the surveys made by experts in the field, estimated that the aforementioned option had a present value of Bs.9.2 million (Bs.7,029 million). The book value of net assets at the date of transaction was US$24,973 million in constant currency.

(C) According to non-audited financial statements, the equity participation in this company will not be considered significant for the consolidated financial statements; therefore, it is presented at cost. This investment was transferred to Inmuebles 310350, C.A.

(D) Companies in which there is no significant influence in the operating and financial policies; therefore, they are presented at cost. These investments were transferred to Inmuebles 310350, C.A.

(E) It corresponds to term deposits destined to guarantee the sales operations with leaseback carried out during the year ended at December 31, 2000. (See Note 11).

7. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousand bolivars):

	Note	%	2001	2000	1999
Investment registered as per the method of equity participation and excess paid on book value:					
Simco Recycling Corp. Inc.	(A)	50	4,268,638	5,101,511	5,377,173
Other investments registered at cost:					
J.C. Papeleras, C.A.	(B)	50	-	-	
Agroindustrial Mandioca, C.A. (in pre-operating stage)	(C)	20	-	-	3,638,787
Corporación Forestal Orinoco, C.A.	(C)	33	-	-	1,096,332
Fibras Secundarias, S.A.	(C)	33	-	-	114,911
Losani, S.A.	(B)	40	47,837	49,679	51,510
Panamericana de Licencias, S.A.	(B)	40	79,699	82,799	85,850
Inversiones Papeleras, C.A.	(B)	50	-	835,112	835,112
Others			-	-	1,310,852
Inversiones Inmobiliarias			151,327	151,327	151,327
			278,863	1,118,917	10,711,809
Less – provision for investments			-	-	6,522,030

	4,547,501	6,220,428	9,566,952

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2001	2000	1999
Current assets			
Total liabilities	1,096	2,198	1,575
	2,073	3,468	2,953
Current liabilities	2,024	2,087	1,749
Shareholders' equity (deficit)	(238)	1,136	848
Total liabilities and shareholders' equity	2,073	3,468	2,953
(Loss) net income	(1,374)	288	264

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.8,298 million (Bs.1,615 million in historical values), which is repaid in a period of twenty (20) years. At December 31, 2001, 2000 and 1999 the amount in excess amounts to Bs.4,358 million, Bs.4,772 million and Bs.5,188 million, respectively, net of accumulated amortization, which includes an additional amortization made during the year 1998 of Bs.1,449 million. After this additional amortization, the amortization period was reduced to fourteen (14) years. The Company periodically evaluated the realization in excess paid during the acquisition of the subsidiary with the expectations of the future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

B) According to the non-audited financial statements, the equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are represented at cost. During the year ended at December 31, 2001 the shareholders decided to liquidate Inversiones Papeleras, C.A. As a consequence thereof, the Company received property and machinery valued in Bs.3,005 million, on account of its investment and accounts receivable it had with this latter that are presented in the property, plant and equipment account. The management considers that such assets will be used in the operation.

C) Companies in which there is no significant influence in the operating and financial policies are presented at cost.

8. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2001	2000	1999
Buildings	10 to 30	28,876,923	28,752,835	38,558,497
Machinery and equipment	7 to 20	224,239,623	228,225,690	241,243,401
Automotive vehicles	3 to 6	3,168,004	4,009,648	4,632,719
Furniture, fittings and others	5	12,896,416	14,940,825	15,111,978
		269,180,966	275,928,998	299,546,595
Less – accumulated depreciation		55,110,115	42,097,824	28,540,074
		214,070,851	233,831,174	271,006,521
Land lots		8,582,288	7,324,415	12,904,586
Equipment and industrial parts		2,029,807	2,296,438	2,489,340
Constructions in progress		2,316,483	2,984,284	2,236,564
		226,999,429	246,436,311	288,637,011

Property values, plant and equipment at December 31, 2001, 2000 and 1999 have been determined according to the reports by independent valuating experts as of September 1998, updated at the date of closure of the financial statements pursuant to the methodology sets forth by the National Securities Commission in regard to devaluation indexes for machineries and equipment and inflation indexes for the rest of assets.

For the year ended at December 31, 2000 the Company modified the useful life of some machineries of the strategic units of the hygiene and school paper mills, mainly from fifteen (15) years to twenty (20) years. The effect of this change in the financial statements at December 31, 2000 represented a reduction in the depreciation expense of Bs.414 million.

For the years ended at December 31, 2001, 2000 and 1999 the repair and maintenance expenses of properties, plant and equipment amounted to Bs.10,535 million, Bs.8,790 million and Bs.10,812 million, respectively.

At December 31, 2001, 2000 and 1999 the portion of the interest rate in excess of inflation, capitalized in properties, plant and equipment amounted to Bs.627 million, Bs.735 million and Bs.825 million, respectively, net of accumulated amortization. During 2001 and 2000 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2001 the assets fully depreciated incorporated to the production process amounted to Bs.100,011 million (to values valuating updated).

9. FOREST COST PROJECTS

At December 31, 1999 these costs included those related to the costs incurred in the development of the forest plantations, which are being capitalized as sets forth by the generally accepted accounting principles in Venezuela, and redeemed in function of the exploitation of these plantations.

Until December 31, 1998 the Company restated the historical values of the forest project costs based on the inflation indexes applicable pursuant to the Declaration of Accounting Principles No.10 (PDC-10). From that date, based on the technical studies carried out by specialists, the realization values of the forest plantations in development were determined. For the years ended at December 31, 2000 and 1999 the incorporation of the values reflected by the aforementioned technical studies produced a cost reduction of forest projects and the result for holding non-monetary assets of Bs.8,961 million and Bs.5,914 million, respectively.

In the year ended at December 31, 2000 the Company made the decision of disposing assets related to forest projects, for being in the process of negotiating. As a result of this decision, the management deemed convenient to present them in other current assets at December 31, 2000.

10. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2001, 2000 and 1999 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,265.4 million,

Bs.1,341.2 million and Bs.1,416 million, respectively, net accumulated amortization for Bs.212.7 million, Bs.137.1 million and Bs.94 million, respectively, which are repaid in a period of twenty (20) years.

11. LEASEBACK OPERATIONS

During the year ended December 31, 2000 the Company had leaseback operations to certain machinery and equipment with two local banks amounting to Bs.9,155 million, equivalent to the approximately regular value of these assets at the date of operation. During the year 2001, the Company paid in full the original obligations in these operations.

12. LONG-TERM LOANS

At December 31, 2001 long-term loans are as follows (in thousand bolivars):

a. Foreign bank loan amounting to US$5.05 million at variable interests rate (LIBOR + differential) payable in 12 quarter installments and consecutive of US$420.8 thousand each from November 23, 1999. During the year 2001 US$1,683 million were paid.	1,275,967
b. Local bank loans, at variable interest rates, with terms from one and a half (1.5) to three (3) years and maturity from 2001 to 2003.	14,293,750
	15,569,717
Less – current portion	7,164,717
	8,405,000

Interest rates arising from loans obtained from foreign banks range from 8.44% and 11.3% for the year 2001, 7.75% and 10.45% for the year 2000 and 7% and 9.57% for the year 1999. The average interests rates arising from loans from local banks ranged between 15.63% and 30% for the year 2001, 14.31% and 26% for the year 2000 and 23% and 41% for the year 1999.

The total amount of capital payments for the next two (2) years from December 31, 2001 is discriminated as follows: Bs.7.1 million in 2002 and Bs.8.4 million in 2003.

At December 31, 2001 the Company holds local bank loans amounting to Bs.12,294 million that include, among others, the following restrictive clauses:

- Creating a tax for an accumulated amount higher than US$5,000 million.

- Constituting a real guarantee on any of its property to assure obligations up to Bs.2,500 million, without prior authorization from the bank.
- Not to exceed Bs.25,000 millions of total short-term bank indebtedness.
- Immediate enforceability of loans intended to request if any substantial amendment is made in the Company's shareholder composition, without prior notice to bank.
- Tax property owned without prior written authorization by the bank and in each case.
- In case of liquidation of the investment in Inmuebles 310350, C.A. the Company shall not generate in any case an accounting loss and/or an account receivable in books.

13. ISSUANCE OF OBLIGATIONS

At December 31, 2001 the outstanding obligations issued are as follows (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity at January 25, 2002 and February 18, 2002, with interests at variable rates payable on a monthly basis.	4,690,800
Less – current portion	4,690,800
	-

During the year ended at December 31, 2000 and 1999 issuances of commercial papers earned discounts when placed for Bs.595 million and Bs.1,090 million, respectively.

14.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousands bolivars):

	2001	2000	1999
Commercial	20,344,072	20,804,173	27,108,180
Related companies (Note 16)	2,041,441	2,096,442	1,350,209
Others	1,239,580	3,592,562	2,224,193
	23,625,093	26,493,177	30,682,582

15. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousands bolivars):

	2001	2000	1999
Yearly income tax – estimated	3,074,634	6,356,202	155,621
Tax to compensate with tax losses carryforwards from previous years	-	1,156,341	35,635
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(637,406)	(4,782,275)	-
	2,437,228	2,730,268	191,256

For the years ended December 31, 2001, 2000 and 1999 the effective rate for the income tax expense is different from the applicable tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the income obtained abroad, dividends and interests exempted as well as effects from the tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no significant effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred. During the year 2000 the Company used tax

losses carry forwards from previous years for approximately Bs.3,046 million (to historical values) generating a tax benefit of Bs.1,156 million, which is represented as an extraordinary item. Likewise, it used rebates for investments transferable to previous years for Bs.3,040 million (to historical values), which are presented as a reduction of the tax provisions on the income for the year.

Besides, the aforementioned legislation sets forth, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System effective from January 11, 2001.

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2001 the Company and its subsidiaries do not hold transferable credits of business assets tax.

16. TRANSACTIONS WITH RELATED COMPANIES

During the years 2001, 2000 and 1999 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2001	2000	1999
Inventory sales	2,145,000	2,403,000	551,179
Inventory purchases	3,257,291	11,875,000	11,555,655
Charges for power consumption	5,505,000	6,264,000	4,900,779

The following balances receivable and payable (in thousand bolivars) arose from these transactions and from other less important:

	2001	2000	1999
Short-term accounts receivable			
J.C. Papeleras, C.A.	57,753	1,869,713	2,031,891
Corporación Industrial de Energía, C.A.	16,031	8,884	25,796
Agroindustrial Mandioca, C.A.	15,566	-	-
Turboven Cagua Company Inc.	4,260	-	-
Turbogeneradores de Venezuela, C.A.	3,231	3,448	-
Agropecuaria Mandioca, C.A.	1,039	1,168	562,122
Turboven Maracay Company Inc.	-	685,158	70,761
Corporación Forestal Imataca, C.A.	-	3,147,871	-
Papeles Nacionales Flamingo, C.A.	-	550,113	904,493
Aserradero Venwood, C.A.	-	255,112	-
Comercializadora Acatami, C.A.	-	118,765	-
Corporación Forestal Guayamure, C.A.	-	68,822	-
	97,880	6,709,054	3,805,982
Short-term accounts payable			
Losani, S.A.	755,361	454,640	526,617
Turbogeneradores Maracay, C.A.	479,590	928,754	180,275
Turboven Maracay Company	433,387	-	
Seinforca, C.A.	186,122	147,761	
Simco Recycling Corp. Inc.	115,259	380,708	643,317
Inmuebles 310350, C.A.	71,722	-	
Agroindustrial Mandioca, C.A.	-	184,579	
	2,041,441	2,096,442	1,350,209

17. SHAREHOLDER'S EQUITY

Capital stock

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future

capital increases resulting in funding the accounts of capital adjustments, a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

In the year ended at December 31, 2000 the Company decided to adjust the amount of the aforementioned reserve, thus considering the aforementioned percentage based on the amount of updated capital stock at the date of the financial statements.

Cash dividends (stated in historical values at the date of the operation)

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

As of April 27, 2000 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of February 14, 2000 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.0.50 per share, for a total of Bs.1,147,004,712.

As of March 22, 1999 the Shareholders' Meeting agreed to decree cash dividends of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

Retained earnings

At December 31, 2001 the undistributed retained earnings include Bs.3,319 million of retained earnings from affiliates, which will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.4,638 million and Bs.28,257 million, respectively.

According to the provisions issued by the National Securities Commission, the companies subject to its supervision and control shall use as base to allocate dividends and statutory participations the lesser between the income with base on historical figures and the income with base on updated figures, without including the shareholders' equity participation in the income from subsidiaries and affiliates.

18. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Below the monetary assets and liabilities in foreign currency at December 31, 2001, 2000 and 1999 are described, registered in bolivars at the exchange rate of Bs.758.00, Bs.700.00 and Bs.649.25 per US$1.oo respectively, pursuant to the free currency exchange market:

	(In thousands US$)		
	2001	2000	1999
Assets:			
Cash and temporary investments	5,671	17,079	23,859
Commercial accounts receivable	9,139	11,464	12,352
Accounts receivable related companies	34	1,668	1,641
Advances to suppliers and sundry debtors	2,384	638	3,325
	17,228	30,849	41,177
Liabilities:			
Promissory notes and bank overdrafts	1	4,009	1,287
Documents payable	3,777	14,145	12,011
Commercial accounts payable	18,626	20,490	22,934
Accounts payable related companies	1,149	1,063	1,416
Accumulated expenses payable and others	591	1,722	2,053
Long-term loans	1,684	8,399	27,593
	25,828	49,828	67,294

19. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts

receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2001, 2000 and 1999 the Company does not have significant credit risk concentrations different from those indicated above.

20. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2001, 2000 and 1999 represent approximately 13%, 14.7% and 19% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.28.9 million.

At December 31, 2001 and 2000 the Company maintains credits with financial institutions amounting to Bs.2,044 millions and Bs.4,165 million, respectively, to guarantee financing of export operations made to subsidiary companies. These credits are presented as part of the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Such bond is limited to the amount of US$2,350,000. If no complaint is made, on April 30, 2003 it will be reduced to US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2001 the open letters of credits for these concepts amount to Bs.632 million.

Contingencies

The tax authorities have determined certain tax deficiency claims against the Company amounting to Bs.2,956 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2001 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$1,8 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

22. FURTHER EVENTS

Current obligations issued

As of January 14, 2001 the Company paid Unsecured bonds amounting to Bs.3,989.3 million.

Shareholders' Equity

As of February 14, 2002 the Shareholder's Meeting, agreed to decree cash dividends amounting to Bs.2.00 per share, for a total amounting to Bs.4,588,018,848.

Financial Measures

As of February 12, 2001 the National Executive announced a series of financial measures, not fully implemented yet, among which there is the free floating of the currency exchange. At the date of this report, the currency exchange was approximately of Bs.947 per US$1.

13.2. Non-audited consolidated financial statements (interim) at March 31, 2002

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

RESTATED IN CONSTANT BOLIVARS AT MARCH 31, 2002

(Stated in thousands of Bs.)

ASSETS	At March, 2002	2001	At December 31, 2000	1999
CURRENT ASSETS:				
Cash (Notes 1 and 18)	9,801,713	7,760,469	4,275,006	252,235
Temporary investments (Notes 1, 3 and 18)	-	-	8,595,942	16,722,472
	9,801,713	7,760,469	12,870,948	16,974,707
Bills and accounts receivable – net (Notes 4, 18 and 19)	31,774,778	35,114,346	42,052,439	42,064,217
Advances to suppliers (Note 18)	1,822,536	1,567,164	906,270	1,866,363
Inventory – net (Notes 1 and 5)	24,923,716	26,836,791	36,996,292	35,017,208
Expenses paid in advance	295,554	247,073	314,393	516,518
Dividends receivable	-	-	-	170,329
Other current assets – net (Notes 1 and 6)	15,377,915	17,290,219	49,048,104	-
Total Current Assets	83,996,212	88,816,062	142,188,446	96,609,342
LONG-TERM SPARE PARTS INVENTORY (Note 5)	2,031,034	2,031,034	-	-
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 7)	4,836,089	4,858,975	6,621,426	10,212,064
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1, 8 and 11)	269,406,446	242,864,054	263,673,772	308,840,717
FOREST PROJECT COSTS (Notes 1 and 9)	-	-	-	35,309,624
DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 10)	1,336,189	1,309,931	1,414,209	1,518,626
TOTAL	361,605,970	339,880,056	413,897,852	452,490,373
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Promissory notes and bank overdrafts (Note 18)	7,650,000	500,630	4,571,371	2,663,359
Current portion of long-term loans (Notes 12 and 18)	6,641,806	7,669,613	9,931,708	13,217,920
Current portion of current obligations issued (Note 13)	-	5,021,360	6,009,054	7,298,200
Documents payable (Notes 18 and 21)	946,940	3,064,588	11,899,629	10,625,854
Accounts payable (Notes 14 and 18)	23,419,088	24,692,289	31,718,974	32,713,489
Obligations for leaseback operations (Notes 1 and 11)	-	-	12,018,107	-
Accumulated expenses payable (Note 18)	4,625,573	3,865,877	3,728,771	3,788,462
Taxes payable (Notes 1 and 15)	2,325,273	363,525	529,955	636,561
Total current liabilities	45,608,680	45,177,882	80,407,569	70,943,845
LONG-TERM LOANS (Notes 12 and 18)	2,812,500	8,997,299	24,245,337	35,066,471
CURRENT OBLIGATIONS ISSUED	-	-	5,637,454	6,813,164

(Note 13)				
PROVISION FOR SEVERANCE BENEFITS (Note 1)	5,302,436	5,153,462	4,323,659	3,994,678
OTHER LIABILITIES AND DEFERRED CREDITS	820,196	256,493	217,355	93,101
MINORITY INTERESTS	1,292,637	1,048,956	961,827	4,995,832
Total liabilities	55,836,449	60,634,092	115,793,201	121,907,091
SHAREHOLDER'S EQUITY – As per attached financial statement (Notes 1 and 17)	305,769,521	279,245,964	298,104,651	330,583,282
TOTAL	361,605,970	339,880,056	413,897,852	452,490,373

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

RESTATED IN CONSTANT BOLIVARS AT MARCH 31, 2002

(Stated in thousands bolivars, except net income per share)

	Three-month period ended			
	At March 31,	At December 31,		
	2002	2001	2000	1999
NET SALES (Note 20)	42,073,804	168,072,325	176,443,285	184,370,763
SALES COSTS	27,473,350	110,394,386	126,526,406	139,385,810
GROSS INCOME	14,600,454	57,677,939	49,916,879	44,984,953
SALES EXPENSES	5,841,333	22,872,169	24,278,652	25,668,838
ADMINISTRATIVE EXPENSES AND OVERHEADS	2,650,424	11,330,433	12,654,000	12,237,667
	8,491,757	34,202,602	36,932,652	37,906,505
OPERATING INCOME	6,108,697	23,475,337	12,984,227	7,078,448
OTHER INCOME (DISBURSEMENTS):				
Investment income, net	-	(5,785,759)	(1,709,844)	-
Realization in temporary investments	-	(3,017,910)	-	-
Income from selling assets	-	-	46,848	156,260
Others-net	(2,580,370)	(3,211,408)	(1,855,714)	(1,579,622)
	(2,580,370)	(12,015,077)	(3,518,710)	(1,423,362)
INTEGRAL FINANCING INCOME (COST):				
Interests expenses	(2,610,093)	(6,686,149)	(12,732,935)	(14,708,549)
Interests on temporary investments	134,775	732,065	1,127,552	1,304,838
Exchange differences – net	27,281	(1,417,654)	(1,459,136)	(3,895,962)
Monetary earnings (Note 1)	545,771	3,766,663	9,578,559	17,158,650
	(1,902,266)	(3,605,075)	(3,485,960)	(141,023)
PROFITS BEFORE INCOME TAX		24,124,923	5,047,797	
TAX PROVISION (Note 15):	1,626,061	7,855,185	5,979,558	5,514,063
Income tax	745,621	2,588,516	2,922,670	204,734
Business assets tax	-	-	-	1,559,650
	745,621	2,588,516	2,922,670	1,764,384
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES	880,440	5,313,808	3,056,888	3,749,679

PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	-	(471,961)	(163,512)	(324,747)
INCOME BEFORE MINORITY INTERESTS	880,440	4,841,847	2,893,376	3,424,932
MINORITY INTERESTS	(261,527)	(19,348)	338,952	34,363
INCOME BEFORE EXTRAORDINARY ITEM	618,913	4,822,499	3,232,328	3,459,295
EXTRAORDINARY ITEM – Tax benefit for tax loss carryforwards from previous years (Note 15)	-	-	1,237,828	38,146
NET INCOME	618,913	4,822,499	4,470,156	3,497,441
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	0.27	2.10	1.95	1.52

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

RESTATED IN CONSTANT BOLIVARS AT MARCH 31, 2002

(Stated in thousands Bs.)

	At March 31,		At December 31,	
	2002	2001	2000	1999
OPERATING ACTIVITIES:				
Net earnings	618,913	4,822,499	4,470,156	3,497,441
Adjustments to conciliate the net income with the cash provided by the operating activities:				
Participation minority shareholders, net	261,527	19,348	(362,838)	(10,070)
Participation in results from affiliates	-	471,962	156,581	319,522
Profits from investments, net	2,046,345	(120,504)	1,682,534	745,123
Profits from selling assets	-	-	(46,848)	(156,260)
Removal and use of equipment and industrial parts	-	1,378,779	1,033,834	2,035,579
Provision for inventory	-	656,157	-	-
Amortization of excess of cost on book value of shares from affiliates	-	443,845	443,845	443,830
Monetary earnings	(545,771)	(2,662,475)	(9,331,054)	(18,008,782)
Depreciation	3,765,593	15,035,731	16,890,710	18,955,633
Amortization of deferred charges	-	80,885	51,280	113,512
Provision for severance benefits	2,815,345	5,309,545	3,973,761	2,867,852
Provision for forest project costs	-	-	-	2,117,113
Changes in operating assets and liabilities (Note 2)	4,840,971	(6,847,910)	(7,075,558)	(5,200,216)
Payment of severance benefits	(2,666,371)	(3,936,912)	(3,128,659)	(1,932,117)
Accumulated result for translation from foreign affiliate	-	11,809	25,798	32,259
Net cash provided for operating activities	11,136,552	14,662,759	8,783,542	5,820,419
INVESTMENT ACTIVITIES:				
Reduction in dividends receivable	-	-	158,607	-
Increase in forest project cost	-	-	-	(1,445,055)
Sales of net assets forest project	-	19,161,371	-	-
Increase in investments – net	-	-	(333,941)	(457,979)
Reduction in deferred charge and other assets	-	63,060	58,077	29,263

Purchasing of sales, plant and equipment	(433,922)	(2,282,878)	(4,402,424)	(6,611,636)
Sale of property and equipment	703,710	-	248,742	1,155,329
Net cash provided for (used in) investment activities	269,788	16,941,553	(4,270,939)	(7,330,078)
FINANCING ACTIVITIES:				
Increase in other current assets				
Increase (reduction) in promissory notes and bank overdrafts	7,650,000	(3,763,972)	2,346,335	(8,449,972)
Reduction of long-term loans	(12,233,966)	(14,518,824)	(8,877,794)	(5,258,230)
(Reduction) increase of outstanding obligations issued	-	(5,641,339)	(843,988)	12,961,274
Increase (reduction) in documents payable	-	(7,941,395)	2,668,901	(683,432)
Cash dividends	(4,781,130)	(5,139,565)	(4,506,269)	(3,457,312)
Net cash used in financing activities	(9,365,096)	(37,005,095)	(9,212,815)	(4,887,672)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	-	290,304	596,453	(854,063)
NET REDUCTION IN CASH AND CASH EQUIVALENTS	2,041,244	(5,110,479)	(4,103,759)	(7,251,394)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	7,760,469	12,870,948	16,974,707	24,226,101
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	9,801,713	7,760,469	12,870,948	16,974,707

See notes to the consolidated financial statements.

[Next, in the original document written in Spanish, there is a consolidated statement of flow in equity accounts and a statement of production and sales cots]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2001, 2000 AND 1999

(STATED IN CONSTANT BOLIVARS AT MARCH 31, 2002)

2. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, the Company used the provisions of the standards issued by the National Securities Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year. This methodology defers from that established in the Declaration of Accounting Principles No.10(DPC-10) issued by the Venezuelan College of Public Accountants, stating that this latter sets forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost of the years 2001, 2000 and 1999 are presented in values of less than Bs.9,867 million, Bs.10,866 million and Bs.1,120 million, respectively. Likewise, the depreciation expense for the years 2001 and 1999 are presented in values inferior to Bs.2,085 million and Bs.5,733million, respectively, and the depreciation expenses of the year 2000 is presented by increasing in Bs.114.3 million, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that would originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange of the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College. The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities Commission, such effects are presented as a reduction of the initial equity of the Company for the year ended at December 31, 2001. This effect amounts to Bs.3,211 million approximately.

c. *Consolidation* – The consolidated financial statements at March 31, 2002 and at December 31, 2001 include the accounts of Manufacturas de Papel,

C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company its net assets.

The consolidated financial statements at December 31, 2000 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries fully owned: First Caribbean Finance Ltd. and affiliates and Trasnporte Alpes, C.A., and 50% partially owned Manufacturas de Papel de Centroamérica, S.A.

The consolidated financial statements at December 31, 1999 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries fully owned: First Caribbean Finance Ltd. and affiliates, Corporación Forestal Imataca, C.A. and affiliates, Seguridad Industrial y Forestal, C.A. and Transporte Alpes, C.A. and partially owned Corporación Forestal Guayamure, C.A. (85%) and Manufacturas de Papel de Centroamérica, S.A. (50%).

At December 31, 2001 and 2000 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method as established in the standards issued by the National Securities Commission to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values

generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI), published by Banco Central de Venezuela, was used in the metropolitan area of Caracas.

For the purposes of comparability, the consolidated financial statements and the 2001, 2000 and 1999 explanatory notes in present costs at that date, were restated in constant bolivars at December 31, 2002 by applying the annual variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

The income account for holding non-monetary assets comprises Bs.113,243 million (Bs.104,395 million in 2000 and Bs.126,280 million in 1999) product of the incorporation of the current values of inventories and fixed assets less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities Commission, which amount to Bs.78,014 million, Bs.48,859 million and Bs.38,106 million at December 31, 2001, 2000 and 1999, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant, and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, end and average for the years ended at December 31 and March 31, 2002 are the following:

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
At the beginning of the year	23,227.53	20,689.09	18,247.30	15,202.50
At the end of the year	24,864.37	23,227.53	20,689.09	18,247.30
Average for the year	24,054.30	22,037.65	19,595.84	16,860.27
Inflation of the year	7.05%	12.26%	13.38%	20.03%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – The investments considered as "negotiable" are presented at its reasonable market value. The effects for variation in the reasonable market values of these investments are carry forward to results from the period when they are earned or generated.

Permanent investments in affiliates where there is participation between 20% and 50% are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of its acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* – The inventories have been presented at regular cost at the date of closure, which does not exceed its recovery value.

The inventories at December 31, 2001, 2000 and 1999 stated in present costs at that date were restated in constant bolivars as of March 31, 2002 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI t that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2001, 2000 and 1999 stated in present costs at those dates were restated in constant bolivars at March 31, 2002 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Consolidated financial statements prepared on a historical cost base* – The consolidated financial statements stated in bolivars based on a historical cost are prepared pursuant to the bases described to prepare the basic financial statements, except that referred to the acknowledgment of the

effect for inflation since such statements are not subject to such recognition.

o. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

p. *Reclassifications* – Some figures of the financial statements at December 31, 2000 and 1999 have been reclassified for comparison purposes against those of the years ended at December 31, 2001.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOW

Changes in the operating assets and liabilities shown in the consolidated cash flows for the years ended at December 31 and March 31, 2002 are as follows (in thousands bolivars):

Stated in thousands constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
(Increase) reduction:				
Bills and accounts receivable	3,285,036	(514,340)	(4,748,912)	(5,926,946)
Advances to suppliers	(280,372)	(660,894)	960,094	14,086
Inventories	1,863,075	(2,781,119)	(14,448,637)	(5,578,998)
Expenses paid in advance	(48,481)	69,670	70,615	267,041
Increase (reduction):				
Accounts payable	(3,128,434)	(3,269,952)	2,593,536	6,998,920
Accrued expenses payable	709,696	582,494	405,222	(1,468,630)
Taxes payable	1,886,748	(205,385)	(14,861)	579,316
Other liabilities and deferred credits	553,703	(68,381)	30,904	(185,005)
Net variation of operating assets and liabilities in affiliates in process of disposal	-	-	8,076,577	-
	4,840,971	(6,847,907)	(7,075,462)	(5,200,216)

In the years ended at December 31 and March 31, 2002 the interests and taxes paid are detailed as follows (in thousands bolivars):

Stated in thousands constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Interests	1,757,129	6,268,942	13,068,245	15,303,670
Taxes	223,761	1,093,408	1,465,340	876,622

3. TEMPORARY INVESTMENTS

At December 31, 2000 and 1999 temporary investments include negotiable investments mainly comprising values in shares and commercial papers, presented at their market value that is close to cost. In the year ended at December 31, 2001 the Company made these investments.

4. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable comprise the following (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Commercial	29,291,683	32,592,936	36,036,563	37,011,809
Related companies (Note 16)	56,110	104,778	7,181,840	4,074,189
Employees	2,072,418	2,099,713	1,750,566	1,517,329
Sundry debtors	924,537	824,633	790,471	1,433,680
	32,344,748	35,622,059	45,759,441	44,037,007
Less – provision for bad accounts	569,970	507,713	3,707,002	1,972,790
	31,774,778	35,114,346	42,052,439	42,064,217

5. INVENTORIES

Inventories include the following (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Finished products	11,756,736	12,957,656	14,143,430	17,188,086
Products in process	333,260	304,473	98,827	107,459
Raw materials	6,756,838	6,097,726	9,525,178	7,650,204

Spare parts	6,715,373	6,121,575	8,259,223	7,672,601
Inventory in-transit	110,755	2,011,518	4,969,634	2,398,858
	25,672,962	27,492,948	36,996,292	35,017,208
Less: Provision for obsolescence	749,246	656,157	-	-
Total short-term inventories	24,923,716	26,836,791	36,996,292	35,017,208
Long-term spare parts inventory	2,031,034	2,031,034	-	-
Total inventories	26,954,750	28,867,825	36,996,292	35,017,208

In the year ended at December 31, 2001 the Company decided to present certain inventories that are estimated will be used in a period of more than one (1) year, as long-term spare parts inventory.

6. OTHER CURRENT ASSETS

At December 31, 2001, 2000 and 1999 as well as at March 31, 2002 the other current assets are as follows (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	Note	%	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Net assets from affiliates in process of disposal:						
Inmuebles 310350, C.A.	(A)	100	26,937,302	27,342,001	12,874,484	-
Corporación Forestal Imataca, C.A. and Affiliates	(B)	100	-	-	11,365,371	-
Corporación Forestal Guayamure, C.A.	(B)	85	-	-	10,791,674	-
			26,937,302	27,342,001	35,031,529	-
Other investments registered at cost:						
J.C. Papeleras, C.A.	(C)	50	-	-	3,668,638	-
Agroindustrial Mandioca (pre-operating stage)	(D)	20	-	-	4,285,294	-
Corporación Forestal Orinoco,	(D)	33	-	-	1,173,591	-

C.A.						
Fibras Secundarias, S.A.	(D)	33	-	-	123,009	-
Others			145,674	145,674	1,117,220	-
			145,674	145,674	10,367,752	-
			27,082,976	27,487,675	45,399,282	-
Less – provision for investments			11,705,061	10,197,456	8,369,284	-
			15,377,915	17,290,219	37,029,998	-
Other assets:						
Long-term deposits	(E)		-	-	12,018,106	-
			15,377,915	17,290,219	49,048,104	-

7. INVESTMENTS IN AFFILIATES

Investments in affiliates comprise the following (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	%	At March 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
Investments registered as the method of equity participation:					
Simco Recycling Corp.	50	4,547,790	4,560,461	5,423,659	5,727,031
		4,547,790	4,560,461	5,423,659	5,727,031

	%	At March 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
Other investments registered at cost:					
J.C. Papelera, C.A.	50	-	-	-	3,668,637
Agroindustrial Mandioca (pre-operating stage)	20	-	-	-	3,895,212
Corporación Forestal Orinoco, C.A.	33	-	-	-	1,173,590
Inversiones Papeleras, C.A.	50	-	-	893,962	893,962

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Fibras Secundarias, S.A.	33	-	-	-	123,009
Losan, S.A.	40	47,997	51,208	53,180	55,140
Panamericana de Licencias, S.A.	40	78,311	85,315	88,634	91,900
Others		-	-	-	1,403,228
Real estate investments		161,991	161,991	161,991	161,991
		288,299	298,514	1,197,767	11,466,669
Less provision for investments		-	-	-	6,981,636
		4,836,089	4,858,975	6,621,426	10,212,064

8. PROPERTY, PLANT AND EQUIPMENT

At May 31, 2002 the property, plant and equipment are comprised as follows (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	At March 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
Buildings	43,730,697	30,911,875	30,779,042	41,275,708
Machinery and equipment	262,923,410	239,909,765	244,918,476	258,107,288
Automotive vehicles	3,388,917	3,319,253	4,292,207	4,959,186
Furniture, fittings and others	13,813,650	13,805,224	15,993,702	16,176,916
	323,856,674	288,018,117	295,983,428	320,519,097
Less accumulated depreciation	68,057,510	58,993,715	45,064,450	30,551,288
	255,799,164	229,024,402	250,918,977	289,967,809
Land lots	9,187,080	9,187,080	7,840,565	13,813,970
Equipment and industrial parts	1,940,477	2,172,847	2,458,268	2,664,763
Constructions in process	2,479,725	2,479,725	2,455,962	2,364,174
	269,406,446	242,864,054	263,673,722	308,840,717

9. COSTS OF FOREST PROJECTS

At December 31, 1999 these costs included those related to costs incurred in the development of the forest plantations, which are being capitalized as set forth in the

generally accepted accounting principles in Venezuela, and redeemed in function of the exploitation of these plantations.

Until December 31, 1998 the Company restated the historical values of the costs of the forest projects based on the inflation indexes applied pursuant to the Declaration of Accounting Principles No.10 (DPC-10). From that date, based on the technical surveys carried out by specialists, the realization values of the forest plantations under development were determined. For the years ended at December 31, 2000 and 1999 the incorporation of the values reflected by the aforementioned technical surveys generated a reduction in the costs of forest projects and the result from holding non-monetary assets of Bs.9,592 million and Bs.6,331 million, respectively.

In the year ended at December 31, 2000 the Company decided to dispose of assets related to the forest project, for these were under negotiation. As a result of this decision, the management deemed convenient to present them in other current assets at December 31, 2000.

10. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2001, 2000 and 1999 the deferred charges and other assets are mainly comprised by trademarks owned by a foreign affiliate that amount to Bs.1,354.6 million, Bs.1,435.7 million and Bs.1,516 million, respectively, net of accumulated amortization for Bs.227.7 million, Bs.146.8 million and Bs.101 million, respectively, which are redeemed in a period of twenty (20) years.

11. LEASEBACK

On the year ended at December 31, 2000 the Company had leaseback operations with certain machinery and equipment with two local banks amounting to Bs.9,800 million, equivalent to the approximate current value of these assets at the date of operation. In the year 2001, the Company paid the totality of obligations arising from these operations.

12. LONG-TERM LOANS

At March 31, 2002 the long-term loans are comprised as follows (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

a. Loan from a foreign bank amounting to US$5.05 million, at a variable

interest rate (LIBOR + differential), payable in 12 consecutive quarter installments of US$420.8 thousand each, from November 23, 1999 and maturity in November 2002. In the year 2001 US$1,683 million were paid.	1,129,306
b. Loans form local banks, at variable interest rates, with terms from one and a half (1.5) to three (3) years, and a maturity from 2001 to 2003.	8,325,000
	9,454,306
Less – current portion	6,641,806
	2,812,500

The interest rates generated from the loans obtained from foreign banks range from 8.44% and 11.3% for the year 2001, 7.75% and 10.45% for the year 2000 and 7% and 9.57% for the year 1999. The average interests rates derived from loans from local banks ranged between 15.63% and 30% for the year 2001, 14.31% and 26% for the year 2000 and 23% for the year 1999.

The total amount of capital payments for the next two (2) years from December 31, 2001 is differentiated as follows: Bs.7.1 million in 2002 and Bs.8.4 million in 2003.

At March 31, 2002 the Company holds loans from local banks amounting Bs.8,325 million that include among others, the following restrictive clauses:

- Creating tax for an accumulated amount higher to US$5,000 million.
- Granting a real guarantee on any of its goods to guarantee bonds up to the amount of Bs.2,500 million without prior authorization by bank.
- Not exceeding Bs.25,000 million of the total bank indebtedness at short-term.
- Immediate enforceability of loan if there is a substantial amendment in the shareholders composition of the Company, without prior notice to bank.
- Taxing goods of its property without previously obtaining, and in each case, the written bank authorization.
- In case of liquidating the investment in Inmuebles 310350, C.A., the Company shall not generate in any case an accounting loss and/or an account receivable in books.

13. ISSUANCE OF BONDS

At December 31, 2001 the current bonds issued comprised the following (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

Unsecured bonds at bearer, with maturity at January 25, 2002 and February 18, 2002 with variable interest rates payable on a monthly basis	5,021,360
Less – current portion	5,021,360

During the years ended at December 31, 2000 and 1999 issuance of commercial papers generated discounts in their placements amounting to Bs.595 million and 1,090 million, respectively.

14. ACCOUNTS PAYABLE

At March 31, 2002 the accounts payable comprised the following (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Commercial	20,175,059	21,184,378	25,667,595	28,887,200
Related companies (Note 16)	2,100,059	2,185,301	2,244,178	1,445,358
Others	1,143,970	1,322,610	3,807,201	2,380,931
	23,419,088	24,692,289	31,718,974	32,713,489

15. TAX PROVISION

Income tax

The Income tax is summarized as follows (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Income tax for the year	745,621	3,291,303	6,804,122	166,588
Tax benefit for transfer to tax losses from the previous years	-	-	1,237,828	38,146
Rebate for investments in property, plant and equipment	-	(702,787)	(5,119,281)	-
	745,621	2,588,516	2,922,670	204,734

16. TRANSACTIONS WITH RELATED COMPANIES

During the years 2001, 2000 and 1999 ended at December 31 and at March 31, 2002 the Company and its affiliates made the following significant transactions with related companies, during the normal course of its operations (in thousands bolivars approximately):

	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Sales of inventories	45,239	2,296,158	2,572,339	590,020
Purchase of inventories	887,813	3,486,832	12,711,829	12,369,980
Charges for consumption of electricity	2,933,050	5,892,936	6,705,423	5,246,136

As a product of these transactions and other of less importance the following balances, receivable and payable, were generated (in thousand bolivars):

Stated in thousand constant Bs. at March 31, 2002

ACCOUNTS RECEIVABLE	At March 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
Corporación Industrial de Energía, C.A.	47,649	17,161	9,510	27,614
Agroindustrial Mandioca, C.A.	-	16,663	-	-
J.C. Papeleras, C.A.	-	61,823	2,001,471	2,175,078
Inversiones Papeleras, C.A	-	-	-	225,782
Agropecuaria Mandioca, C.A.	1,040	1,112	1,250	601,735
Turbogeneradores de Venezuela, C.A.	-	3,459	3,691	-
Corporación Forestal Imataca, C.A.	-	-	3,369,701	-
Papeles Nacionales Flamingo, C.A.	-	-	588,879	968,232
Aserradero Venwood, C.A.	-	-	273,090	-
Turboven Maracay	7,421	-	733,441	75,748
Corporación Forestal Guayamure, C.A.			73,672	-
Turboven Company INC	-	4,560		-

Comercializadora Acatami, C.A.	-	-	127,134	-
	56,110	**104,778**	**7,181,840**	**4,074,189**

Stated in thousand constant Bs. at March 31, 2002

ACCOUNTS PAYABLE	At March 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
Losani, C.A.	-	808,591	486,678	563,728
Turbogeneradores Maracay, C.A.	1,554,548	513,387	994,203	192,979
Turboven Company INC	-	463,928	-	-
Simco Recycling Corporation, Inc	19,033	123,381	407,536	688,651
Inmuebles 3103150, C.A.	270,893	76,776	-	-
Agroindustrial Mandioca, C.A.	-	-	197,586	-
Seinforca	255,585	199,238	158,174	-
	2,100,059	2,185,301	2,244,178	1,445,358

17. LEGAL RESERVE

The Code of Commerce sets forth a provision of 5% of the net earnings of companies to establish a legal reserve until this reserve amounts to at least 10% of the capital stock. This reserve shall not be distributed as dividends.

During the year ended at December 31, 2000 the Company decided to adjust the amount of the aforementioned reserve, considering therefore the referred percentage based on the amount of the capital stock updated at the date of the financial statements.

18. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Next there are the monetary assets and liabilities in foreign currency at March 31, 2002 and at December 31, 2001, 2000 and 1999 registered in bolivars at the exchange rate of Bs.849.50, Bs.758.00, Bs.700.00, Bs.649.25 per US$1.00, respectively, according to the free market of foreign currency:

In thousands of US$	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Assets:				

Cash and temporary investments	6,472	5,671	17,079	23,859
Commercial accounts receivable	7,897	9,139	11,464	12,352
Accounts receivable related companies	-	34	1,668	1,641
Advances to suppliers and sundry debtors	3,976	2,384	638	3,325
	18,345	17,228	30,849	41,177
Liabilities:				
Promissory notes and bank overdrafts	1,263	1	4,009	1,287
Documents payable	2,061	3,777	14,145	12,011
Commercial accounts payable	15,737	18,626	20,490	22,934
Accounts payable related companies	21	1,149	1,063	1,416
Accumulated expenses payable and others	564	591	1,722	2,053
Long-term loans	-	1,684	8,399	27,293
	19,66	25,828	49,828	67,294

NATIONAL SECURITIES COMMISSION

Resolution No.016-86 as of January 27, 1987

a) Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2001, 2000 and 1999 and the interim financial statements for the period ended March 31, 2002.

In thousands of US$	3/31/2002	12/31/2001	12/31/2000	12/31/1999
Assets:				
Cash and temporary investments	6,472	5,671	17,079	23,859
Commercial accounts receivable	7,897	9,139	11,464	12,352
Accounts receivable related companies	-	34	1,668	1,641
Advances to suppliers and sundry debtors	3,976	2,384	638	3,325
	18,345	17,228	30,849	41,177
Liabilities:				
Promissory notes and bank overdrafts	1,263	1	4,009	1,287
Documents payable	2,061	3,777	14,145	12,011
Commercial accounts payable	15,737	18,626	20,490	22,934

Accounts payable related companies	21	1,149	1,063	1,416
Accumulated expenses payable and others	564	591	1,722	2,053
Long-term loans	-	1,684	8,399	27,293
	19,66	25,828	49,828	67,294

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

Inventory accounts, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, unless the records of depreciation of the fixed assets and the redemptions of the deferred charges and the surplus of investments.

c) In addition to the original cost of inventories, fixed assets and investments, separately indicate the amount of the adjustments made to the corresponding accounts for difference in the exchange capitalized.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and any adjustment on these have been made for the concept of exchange differences.

d) The exchange types used to convert balances in foreign currency.

Transactions in foreign currency are registered at the exchange rate in effect at the date of operation. The balances in foreign currency have been registered at the following exchange rates:

At closure at December 31, 1999: Bs.649.25*US$

At closure at December 31, 2000: Bs.700.00*US$

At closure at December 31, 2001: Bs.758.00*US$

At closure at March 31, 2002: Bs.894.50*US$

e) The amount of the income or loss for exchange fluctuations.

For the period from 1/1/02 through 3/31/02 and for the years 2001, 2000 and 1999 the exchange income or loss stated in constant currency are the following:

March 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
Exchange profit	Exchange loss	Exchange loss	Exchange loss

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA
REPUBLICA DE VENEZUELA

27,281	(1,417,654)	(1,417,654)	(3,895,962)

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At December 31, 2001, 2000 and 1999 the deferred charges and other assets are mainly comprised by the trademarks owned by a foreign affiliate which amount to Bs. 1,354.6 million, Bs.1,435.7 million and Bs.1,516 million, respectively, net of the amortization fund amounting to Bs.227.7 million, Bs.146.8 million and Bs.101 million, respectively, which are redeemed in a period of twenty (20) years.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment (except for furniture and equipment) are presented at the values of the appraisals made by specialized independent appraisers in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities Commission concerning the use of devaluation indexes for machinery and equipment and inflation indexes for the rest of assets. These appraisals do not have seniority higher than three (3) years.

The furniture, equipment and further acquisitions at date of valuation were updated for inflation taking into account the date of origin based on IPC of that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets.

Disbursements for maintenance and repairs are charged to the results in the year they are incurred in, while those for renewal or improvements are capitalized.

Properties and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as a liability. The results obtained in the sales with leaseback are deferred and redeemed during the useful life of the relevant assets. Those results obtained for this type of transactions under the scope o enforcement of the Declaration of Accounting Principles No.14 (DPC-14) issued by the Federation of Public Accountant Colleges of Venezuela are deferred and redeemed during the life of the corresponding contract. Property and equipment so registered are depreciated by the method and base indicated above.

Property and equipment at December 31, 2000 and 1999 stated in present costs at those dates, were restated in constant bolivars at December 31, 2000 by applying the annual variation of Consumer Price Indexes (CPI), except for the portion of the affiliates domiciled abroad that are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate that exceeds the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is redeemed based on the useful life applicable to the assets acquired.

For the period from 1/1/02 and 3/31/02 and for the years 2001, 2000 and 1999 the charge for the concept of depreciation expense of the fixed assets stated in constant currency at August 31, 200 is the following:

March 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
3,765,593	15,035,731	16,890,710	18,955,633

Balances stated in constant bolivars.

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

13.3. Financial relations (restated in foreign currency)

Restated in constant currency

INDICATOR	Closure at 3/31/02	Closure at 12/31/01	Closure at 12/31/00	Closure at 12/31/99
AC/ PC	1.84	1.96	1.77	1.36
Efect./ PC	0.21	0.17	0.16	0.24
PC/ Pat.	0.15	0.16	0.27	0.21
PC/ Pat	0.18	0.22	0.39	0.37

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

14. PRIMARY PLACEMENT OF ISSUANCE

14.1. Placement Fashion

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. has appointed VALORES VENCRED, S.A. and PROVINCIAL CASA DE BOLSA, C.A. to act as PLACEMENT AGENTS of the present Public Offer of Unsecured Bonds at Bearer by a system of "Bigger Efforts."

The total amount of bonds will be distributed among the PLACEMENT AGENTS in the proportion detailed below:

- VALORES VENCRED, S.A. SIXTY-SIX POINT SIXTY-SIX PER CENT (66.66%)
- PROVINCIAL CASA DE BOLSA, C.A. THIRTY-THREE POINT THIRTY-FOUR PER CENT (33.34%).

Placement of bonds will be at one hundred per cent (100%) of its par value plus the accumulated interests from the date of starting primary placement of each series, represented by the date indicated in the corresponding notice in a newspaper of major national circulation until the day next immediate the sale, both inclusive. In case of not being placed the totality of the amount of issuance, this amount will be adjusted to the amount effectively placed and the National Securities Commission will be notified.

The company will pay the placement agents, pursuant to the provisions of this prospectus, a commission of 1% on the par value of the bonds that may have been placed.

Upon sale, the placement agents will give their clients a receipt for the par value of the bonds placed, plus the accumulated interests from the date of starting the primary placement of each series until the next immediate day of sale, both inclusive. The placement agents will daily deliver to the issuer, the value of the sales carried out together with a form specially designed therefore, detailing each operation carried out. The company will give, in turn, the Temporary Certificates and a receipt related to each sales operation. The issuer is bound to swap the Temporary Certificates for the final bonds which value is equivalent to the amount evidenced in the relevant Temporary Certificates, within the sixty (60) days following the date of ending the placement period of each of the series.

The Company as well as the Placement Agents are bound to comply with the provisions of the STANDARDS TO PREVENT, CONTROL AND SUPERVISE THE OPERATIONS

OF CAPITAL LEGITIMATING APPLICABLE TO THE VENEZUELAN CAPITAL MARKET", issued by the National Securities Commission and Published in Official Gazette No.25411 dated March 11, 1998.

In order to comply with Article 19 of the "STANDARDS RELATED TO PUBLIC OFFER AND PRIMARY PLACEMENT OF SECURITIES AND TO PUBLICITY OF ISSUANCES" small and medium investors will be given preference to individually acquire such securities, until a maximum of ten million bolivars (Bs.10,000,000.00) for five (5) days following the beginning of the placement of each series.

14.2. Placement Term

The primary placement term of each series comprising the present issuance of bonds is of ninety (90) bank business days from the date of starting the public offer of each series, represented this latter by the date indicated in the publication of the corresponding notice in a newspaper of national circulation.

In case upon maturity of the aforementioned term the totality of the bonds would not have been placed, the issuance will be reduced to the securities effectively placed during the term aforementioned, unless the National Securities Commission authorizes an extension.

15. STOCK MARKET VALUE OF THE REGISTERED SHARES OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. FROM ITS REGISTRATION WITH THE CARACAS STOCK EXCHANGE (MAY 1995) UNTIL MAY 27, 2002.

YEARS	TOTAL NEGOTIABLE SHARES	MAXIMUM PRICE Bs.	MINIMUM PRICE Bs.	TOTAL AMOUNT OF OPERATION Bs.
1995 (1)	7,257,019	90.00	50.00	425,154,824.30
1996	80,070,633	180.00	59.75	10,003,560,881.25
1997	233,301,328	156.00	50.00	17,168,497,146.45
1998	236,302,524	59.00	12.00	7,957,622,882.40
1999	195,781,551	28.00	11.75	3,405,945,942.90
2000	489,726,126	67.00	14.75	25,845,435,373.50
2001	159,503,004	84.00	50.00	11,761,789,426.30

INTERPRETE PUBLICO 104
REPUBLICA DE VENEZUELA
JUDITH Y. HERNANDEZ MORA

2002 (2)	83,467,532	55.00	25.00	2,581,205,591.60

16. Reports by the Risk Classifying Companies

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contacts: Otto Rivero (582) 905.6383

Risk Classification Report . Summary Sheet.

Caracas – Venezuela. July 2002.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Type of bond: Unsecured Bonds Issuance No. 2002-I Term: 2 years

Amount: Bs.8,000,000,000.00 Amortization of capital: 100% at two years

Issuance approved in General Shareholders' Meeting held on April 27, 2001.

Category: A Sub-category: A3 Date of report: July 10, 2002

Most recent financial statements: At 3/30/02 (non audited)

Next revision: In six (6) months.

Definition of A Category: "It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in economy."

- Definition of A3 Sub-Category: "It refers to instruments that have a very low risk for the investor. It has a proper capacity to pay capital and interests in the terms and periods agreed upon. At the opinion of the qualifier, only in extreme cases, eventual changes in the issuing company, the financial sector it belongs to or the march of the general economy may slightly increase the risk of the instrument under consideration."

For the Qualifying Board:

Otto Rivero S. (signed) Illegible.

César Mendoza Osio (signed) Illegible.

Sarmo Russo V. (signed) Illegible.

Foundations of the qualification:

- The issuer shows a solid operating margin (13.9% in AF01), broad cover of interests (6.5 times in AF01) and growing liquidity indexes. The net financial debt

suffered a significant reduction in AF01, representing 5% of the Net sales of the period.

- The virtual standstill of Venepal has left Manpa as the most important local manufacturer of printing, writing, box and wrapping paper. The input of a new competitor by acquiring Venepal supposes a thread to stabilize local prices in the segments aforementioned.
- The Issuer has progressively concentrated in the business of manufacturing paper by divesting in the area of electric generation and in the forest business. That supposes a rationalization of costs and a greater efficiency in the use of assets.
- The sector has been affected by both the Bolivar overvaluation (which has boosted a boom of imports of replacement products and has not stimulated exports) and illegal imports. The noticeable recent devaluation of our currency supposes an immediate correction of the overvaluation.

Perspective of Sector:

Manpa is mainly devoted to the preparation of intermediate paper products (paper in reels or sheets that are used as consumables per company of the field) for Printing and Writing, Boxes and Packages and Hygienic paper, and at their conversion into finished products of industrial, commercial, domestic, school and office use. In 2001, the 39.0% of the production was sold in reels while the remainder 61.0% were converted and sold as finished product. The main plants are situated in Maracay, Aragua State, and in Valencia, Carabobo State.

After growing 10.2% in 1999, the apparent consumption of Hygienic paper and intermediate paper products produced by the Issuer was contracted 35.3% in 2000 and 3.4% in 2001. The most impacted areas have been in Printing an Writing paper (-61.2% in 2000 and –17.7% in 2001) and those of Boxes and Packages (-54.5 % in 2000 and –24.4% in 2001). This behavior reflects the tendency to the growing import of finished products instead of reel conversion by local producers. The consumption of Hygienic paper has been more stable, indicating a slight recovery in 2002 (+6.4%).

The overvaluation the Bolivar has been experienced since 1997 has stimulated imports to the detriment of the national production. Printing and writing paper imports average 31,440 MT for the last 5 years, while the average was of 7,404 MT for the last five years (1996-1992). Box and Packaging paper imports average 10,296 MT in the last 5 years, while the average was of 3,206 MT during 1996-1992. Hygienic papers are less significant imports since this segment has natural barriers at the inflow of products from abroad. The overvaluation has impacted imports as well, which besides are affected by delays in payment by the Government in regard to "Draw-Back" payment. Although the contraction in the internal consumption and the high idle capacity, exports have contracted since 1997 (-9.6% in 1998; -3.4% in 1999; -28.5% in 2000; -8.6% in 2001). The most affected segments have been Boxes and Packages and Hygienic papers, with a relative stability in Printing and Writing exports.

During the first semester of 2002, the consumption has been affected as a consequence of recession, unemployment and the detriment of the salary of employees. However, the recent devaluation of the Bolivar stimulates imports and makes exports more competitive. The noticeable slump of the international prices of the virgin pulp (440 US$/MT average in 2001 versus 626 US$/MT average in 2000 for Manpa acquisitions) and the secondary fibers (221 US$/MT average in 2001 versus 317 US$/MT average in 2000 for Manpa acquisitions) equally favors local producers.

The installed capacity for production in each segment where Manpa participates is greatly balanced in regard to volume. In the segments of Printing and Writing and in Boxes and Packages, its sole local competitor is Venepal. Although the contraction in the internal consumption of these segments, the sales volume of Manpa was slightly contracted and even recovered in 2001 in Printing and Writing papers. This is the result of the increasing financial powers of Venepal that has led it to a virtual standstill. The circumstances have been equally used by Importers that in 2001 controlled 50% of the Printing and Writing market and 38% of the Boxes and Packaging markets. In Hygienic papers, the main competitor of Manpa is Papeles Venezolanos, C.A. (Paveca). Local sales of Hygienic papers of issuer were reduced due to the apparent consumption in the year 2000 and a reduction in the market participation of Manpa in both years. In 1996

there was a new competitor, the multinational Kimberly-Clark acquiring the local company Papeles Guaicaipuro, C.A.

Financial results

In the AF98, Manpa registered an operating loss equivalent to 1.2% of its Net sales as a result of the adverse scenario to develop its operations. Earnings product of disinvestments in the area of power generation indicated a net income in the period. From the AF99, the operating margin has been steady increased, showing a solid 14.5% in the first quarter of AF02. The company had important cost reduction programs. The aim of the reprisals by the inflow of the new competitor in Hygienic products and the operating difficulties of Venepal created a more favorable environment for local prices. Manpa has concentrated on the paper business. Besides the aforementioned disinvestments, in the AF01 Manpa sold the assets of the Forest Division. The international prices of the primary and secondary fibers have dropped from the year 2000, which favored paper products. Although the reduction in the internal demand, the perspectives seem favorable since the recent correction of the overvaluation of the Bolivar suppose more competitive export prices and a lack of a powerful incentive for imports, which have occupied an important space of the internal market.

As the operating results were increasing and the interest rates stabilized the cover of interests were strengthening. After investing US$28.5 million in the AF97 and US$18.5 million in the AF98, investments were reduced to US$8.4 million in the AF99, US$4.3 million in the AFOO and US$6.0 million. This allowed for allocating funds to reduce the net financial debt. In the AF01, the sale of the Forest Division provided US$24 million of cash, being the debt reduction more drastic in this fiscal year. As the financial debt has been reduced, the company has maintained a higher percentage of such debt at a short-term, which leads to a lesser cost. At 3/31/02, the cash and cash equivalents cover 69% of the short-term financial debt. The investment level provided for and the best operating results allowed for maintaining the policy to reduce the debt for the next years. In the AF98, the liquidity and the acid test continued their decreasing tendency, product of the low operating yielding and the inflow to the floating capital of the short-term debt. In the AF99, the best operating performance, the reprogramming with the banks of the

maturities of the short-term debt and the reduction in the rhythm of the investments allowed to recover both indexes. Following the concentration strategy in the paper business, Manpa reflected in the current assets at closure of AFOO and AF01 the net assets of affiliates in impairment among which there were those related to the Forest division and the real estate owned by the company. Reduction in the rhythm of investments will allow for maintaining the higher level of liquidity the company currently holds. In the AF98, accounts receivable for exports to Colombia suffered significant delays due to the economic recession in such country. Between the AF98 and AF99, the accounts with higher risks were provisioned, affecting the operating margin. Since then the rotation of accounts receivable has had a positive performance. The concentration on the paper business has improved the efficiency in the use of assets for the last two fiscal years.

Manpa has reduced its short position in dollars for the last 3 fiscal years; that becomes important due to the strong devaluation the exchange rate has suffered. The operating exchange risk will be likewise reduced. The drop in international prices has favored import needs of pulp and secondary fibers that annually amount to US$50 million. The exports that have been reduced to circa US$20 million per year will be increased by a higher competitiveness of prices. The debt of Manpa is almost acquired in its totality in bolivars. Due to the instability of the current exchange market in the present year, the local lending interest rates may reach an average of 60% for corporate companies. The operating leverage of Manpa is low, considering that the raw material represents more than 50% of the production cots. A 10% reduction in income from sales, product of a minor internal demand to that expected would be easily absorbed.

Selected Indexes	At 12/31/01	At 12/31/00	At 12/31/99	At 12/31/98
Solvency and liquidity (times)				
Liquidity (current assets/ current liabilities)	1.95	1.79	1.46	1.19
Acid test	1.36	1.33	0.97	0.86
Rotation of accounts receivable	5.1	4.9	4.9	4.6
Rotation of inventories	4.1.	3.4	4.0	4.9

Cash and temporary investments/Current assets	0.09	0.10	0.22	0.28
Profitability (%)				
Operating margin	13.9	7.3	3.7	-1.2
Net margin	2.9	2.6	1.7	1.8
Net income/ Shareholder's Equity	1.7	1.5	0.9	1.0
Net income/ Total Assets	1.4	1.1	0.7	0.7
Indebtedness (times)				
EBITDA/ Net interests	6.50	2.58	1.68	0.80
Net financial debt/ Net sales	0.05	0.15	0.17	0.19
Liabilities / Shareholder's Equity	0.22	0.39	0.36	0.45
Current liabilities/ Liabilities	0.75	0.69	0.58	0.63
Financial debt/ Liabilities	0.36	0.43	0.53	0.56
Cash and cash equivalents/ Short-term financial debt	0.59	0.68	0.99	0.81
Net financial debt (constant Bs. Of March 2002)	14,428	36,429	42,137	49,455
Efficiency (times)				
Net sales/ Total assets	0.50	0.43	0.40	0.40
Net sales/ Fixed assets	0.70	0.67	0.60	0.61

WARNING: The present report does neither imply a recommendation to purchase, sell or maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time.

Shareholders	Participation
Claridge, L.T.D.	15.26%
Armaneca Bienes Raíces, C.A.	14.12%
Three-D International Marketing, Inc.	6.75%
Inversiones 85735, C.A.	6.32%
Brown Brothers Arriman & Co.	6.10%
Milanasa Corp.	6.04%
Fundación Carlos Delfino	4.36%

Veta Holdings AVV	2.80%
Inversiones Moravia C.A.	2.22%
Inversiones SF118, C.A.	2.17%
Others with less than 2.17%	33,87%
Total	100.0%

PROGRAMS OF EXPANSION AND GROWING

Manpa management does not plan to make any significant capital investments or disinvestments during the period of validity of commercial papers. The investments expected are destined to optimize the production processes and are placed in levels equivalent to 5.45% of the net sales in the AF02, 7.35% in the AF03 and 8.45% in the AF04.

IMPACT OF ISSUANCE

Unsecured Bonds at Bearer up to Eight Thousand Million bolivars (Bs.8,000,000,000.00) would allow the Issuer to refinance the debt as short-term for a middle-term debt, thus improving their liquidity indexes.

The Qualifying Board:

Sarino Russo V. (signed) Illegible.

Otto Rivero S. (signed) Illegible.

César Mendoza Osio (signed) Illegible.

WARNING: The present report does neither imply a recommendation to purchase, sell or maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time. --

CLASIFICADORES ASOCIADOS S&S, C.A.

A risk qualifying company. Phones: (582) 266.3854 – 266.6963 – 266.0250

Logotype of Manpa; Ref.:007-018. A Category; A3Sub-Category; Eduardo Grasso V. (signed) Illegible; Juan A. Rodríguez B. (signed) Illegible; Hilario Ramírez M. (signed) Illegible. Caracas, July 9, 2002.

CHARACTERISTICS OF ISSUANCE

Name of issuer: Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Description of Securities: Issuance of Unsecured Bonds at Bearer up until the EIGHT THOUSAND BOLIVARS (Bs.8,000,000,000.00), approved by the General Shareholder's Meeting held on April 27, 2001.

Term of Securities: Two (2) years.

The last financial statements considered: Non-audited financial statements at March 31, 2002 stated in both historical and constant values.

DESCRIPTION REPORT

Definition of the Category: It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in economy.

Definition of the Sub-Category: It refers to instruments that have a very low risk for the investor. It has a proper capacity to pay capital and interests within the terms and periods agreed upon. At the opinion of the qualifier, only in extreme cases, eventual changes in the issuing company, the financial sector it belongs to or the march of the general economy may slightly increase the risk of the instrument under consideration.

Periodicity of the qualifying revision during the validity of the security: NINETY (90) DAYS from the date of authorization to make public offer by the National Securities Commission, when the Risk Qualifying Company is aware of facts that, by their nature, are susceptible of substantially altering the payment capacity of issuer, of the capital or of the interests, or when that is demanded by the National Securities Commission.

BACKGROUND

Manufacturas de Papel C.A. (Manpa) was established on March 30, 1950 with the purpose of manufacturing multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. Currently, Manpa is vertically integrated a paper-manufacturing company oriented to the production of industrial multifolding sacks, bags, school and office products, reams, four quires of letter paper, continuous forms and tissue paper.

During the year 2001, the Venezuelan paper industry developed in an adverse environment because there was a drop of the national production of papers, cards and

cardboards from 433,942 to 426,239 MT, representing a fall of 1.78% while the apparent consumption was reduced 5.23% in regard to the previous year according to the figures of the Venezuelan Pulp, Paper and Cardboard Producers (APROPACA). The inflow of imported finished products due to the overvaluation of the Bolivar compared to the U.S. dollar, the misinterpretation of certain customs exonerations and the illegal entrance of imported paper have been factors that have reduced to one third the national production levels, making the number of companies and the labor force of the sector been reduced fifty per cent in the last four years. In the fiscal year 2001, the consolidated sales volume of Manpa, excluding the sales of the Forest Division in the year 2000 for comparative purposes were increased in 2.70% in regard to the previous year when passing 134,440 to 138,073 MT, product of the increase of the local demand due to the increase of the domestic economic activity and to the retire from the market of an important producer, mainly reflected in the areas of reams, four quires of letter paper, continuous forms that compensated the adverse effect of the biggest import of white paper product of the overvaluation of the Bolivar, the illegal inflow into the local market of certain types of white paper and the drop in exports. For the first quarter of the year 2002, the sales volume was reduced 9.14% compared to the same period of the last year to reach 33,405 MT, product of the lesser level of domestic demand, mainly in the areas of Printing-Writing and of Bags-Packages.

At December 01, Manpa liquidity indicators registered an increase in constant terms in regard to the previous fiscal years, placed in the highest level of the series analyzed, reaching 1.95x the liquidity and 0.94x the acid liquidity (1.79x and 0.65x at December 00, respectively), product of the payment of bank promissory notes, documents payable and financial leasing amounting to a global Bs.28,359 million, financed through a greater generation of cash in operations and the sales of the forest division (US$45 million), which compensated the real drop of inventories, related to the efficient management of them and to the lesser international prices of the raw material. At March 02, the aforementioned indexes experience a reduction when placed 1.55x and 0.84, respectively, mainly a result of the registration within the provision for investments, assets previously destined to liquidation and the drop of the balance of the accounts

receivable given rise to a better management of collection; however, these ratios are kept at satisfactory levels.

Since 2000, in order to compensate the performance of the national paper sector, the management applied a series of policies based on the re -dimensioning of the company through the disposal of non-central assets, cost reduction and more efficiency in regard to management of the non-financial working capital, having as objective the reduction of the financial debt. Thus, we observe within the cash cycle, a reduction of the average period of commercial collection from 79 to 62 days due to the better collection management and the greater composition of local sales. On its part, the speed to make inventories recorded an improvement when placed at 88 days. The average payment period to suppliers decreased to 72 days at March 02 due to the price reduction and to the lesser purchases of raw materials.

The level of total indebtedness in constant values of Manpa at December 01 records a significant decrease in regard to the previous year, when evolving from 0.38x to 0.22x, moving to levels adequate and inferior to the average of the series analyzed. This performance was mainly determined by the company strategy to pay financial liabilities through the funds generated from the sell of the forest division (US$45 million) and the operating cash flow; thus, the net financial debt was reduced from Bs. 36,429 million at December 00 to Bs.14,428 million at December 01. That counteracted the contraction of the equity base in 6.87% for the period as a consequence of holding non-monetary assets amounting to Bs.279,260 million. As a consequence, the relation of financial expenses to operating income has registered a significant decrease during the year 2001 to reach 0.25x (0.89x at December 00), combined with the fall of both the average domestic and foreign interest rates. In this way, the company has reduced its exposure to changes in the interest rates. At March 02, as a consequence of the payment of the short-term and long-term financial debt, the total liability decreased to 7.31% amounting to Bs.55,836 making that the shareholder's equity indebtedness index is reduced to 0.18x. However, due to the increase in the local interest rates, the relation between the financial expenses and the operating income was increased to 0.41x and maintained at proper levels.

The exchange risk of Manpa has been placed at low levels during the series under study due to the constant policy to maintain cash and due from banks in dollars provided the uncertainty of the macroeconomic environment. At December 01, the relation currency wedge to shareholders' equity experimented a reduction in respect to the previous fiscal year (-2.50% versus –5.33%) although it maintains a deficit balance due to the strategy to minimize exchange exposure through the payment of financial liabilities at short and long-term as well as documents payable in foreign currency for a total balance of US$21,091 million. At March 02, the aforementioned ratio shows a satisfactory behavior since the position of the foreign currency registered a surplus behavior thanks to the higher accumulation of cash in dollars and the increment of the accounts receivable associated to the sales abroad due to the greater dynamism of exports for the quarter. Thus, the relation of currency wedge to shareholder's equity was placed in a satisfactory level of 0.65%.

During the last years, Manpa has operated in an environment characterized by a reduced dynamism of the internal consumption and a deceleration of the industrial activity together with a loss of the competitiveness level of the Bolivar in front of its main commercial partners. However, the rotation of company's total assets and that of the fixed assets experimented a slight increase in the fiscal year ended at December 01, impacted by the separation of the forest division and the reduced plant investment. All this, together with the process of cost control, elimination of publicity expenses as well as the reduction of the average prices of the raw material in the international markets, and the reduction of the financing cost for the reduction of the net financial debt meant an increase of the operating and net margin to 13.92% and 2.86% respectively; however, in the case of this latter margin the lack of use of the previous tax losses (7.29% and 2.61% in 2000). That resulted in an increase in constant terms of the profitability levels of the available assets (ROA) and of the own resources (ROE) when placed at 1.28% and 1.67% respectively (1.06% and 1.46% at December 00). At March 02, as a consequence of the higher integral financing cost for the effect of increasing the local interest rates and the lesser monetary earning thanks to the higher proportion of

monetary assets that compensated the higher operating margin, both the ROA and ROE declined to 0.71% and 0.85%, respectively.

Historically, the operating cash flow and the coverage of net interests of Manpa have shown a cyclical behavior that means a relative volatility, complying with the performance of the local paper market, the variations of the international pulp prices, the evolution of the interest rates and the shifting of the exchange rate, which in whole determine the management of the non-financial working capital. However, the coverage of average interests for the series analyzed is placed at the proper levels. In the fiscal year 2001, the operating cash flow calculated by S&S in historical terms indicates an increase of 128% when totaling Bs.9,185 million, product of the increase of the operating margin and the less rotation of inventory and the accounts receivable, while the coverage of interests is placed in 2.75x, a level slightly higher to the average of the series subject to study (1.45 times at December 00). At March 2002, both the operating cash flow and the coverage improved to Bs.8,788 million and 4.64x, respectively, a result of the shorter period of credit to clients, the higher inventories and the increase in the operating margin.

According to the sensitivity projections and analysis carried out by Clasificadores Asociados S&S in historical bolivars for the annual fiscal years ended at December 2002, December 2003 and December 2004 under the two scenarios, framed in the two first years, for a process of adjustment of the main macro economical variables and a reduced dynamism of the local paper market. Likewise, it is estimated for the projection period an expansive cycle of international prices of pulp (reducing the company earning margins). Thus, the coverage of financial expenses would be placed in a minimum of 3.54 times, while the weighted coverage of capital and interests would be placed in 164 times, including the impact of the issuance subject to study. For the period of analysis, it was considered a maximum devaluation level of 100%, a maximum accumulated inflation of 50% and some lending rates that would be placed in a maximum average of 51%.

The Qualifying Board, taking into account the evolution of the liquidity indexes, the important reduction of the net debt, the improvement of the operating margin, the

increase of the coverage of interests provided by the operating cash flow, the proper capital and interest coverage projected, the low dynamism of the domestic paper sector, the relative historical variability of the operating cash flow as well as the term of the securities that mean a higher level of financial uncertainty, grants the present issuance the A Category, the A3 Sub-Category, and places it in a lower range of the sub-category appointed.

√ This qualification does neither imply a recommendation to purchase, sell or maintain a security nor a guarantee of payment of security, but a valuation of the probability that the capital of such security and its yielding are paid in due time.

17. SUPPLEMENTARY INFORMATION

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, through the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335
- LETICIA LEVEL Phone 901-2245

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE OF THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA (signed). I.D. Card No.5.534.882

Finance Corporate Vice-President.

LETICIA LEVEL (signed). I.D. Card No.6.401.405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Cacaito

PHONES: 901.23.35/ 901.22.45

FAX: 901.23.17

GENERAL INDEX Page

INTERPRETE PUBLICO
118
JUDITH X. HERNANDEZ MORA

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ISSUANCE OF UNSECURED BONDS AT BEARER

-2002-

Maximum authorized amount Bs.8,000,000,000.00

Coordinator: [Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Translator's Note:

At the upper right margin of the first two (2) pages of the prospectus there are two wet seals that reads as follows: "Please return signed and sealed" and "National Securities Commission. 02 October 8 AM 11:44. FILE. RECEIVED." ------------------------------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 24, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FLOWS IN EQUITY ACCOUNTS
FOR THE YEARS ENDING AT DECEMBER 31, 2001, 2000 AND 1999
Re-stated in constant currency at December 31, 2001
(Stated in thousand constant bolivars at December 31, 2001)

	Capital stock	Capital Updating	Updated balance net for future capital increments	Accrued result from translation of foreign subsidiary	Retained Earnings		Result from holding non-monetary assets	Total Equity
					Legal Reserve	Undistributed		
BALANCES PREVIOUSLY REPORTED AT DEC. 31, 1998	22,940,094	46,692,596	119,593,551	171,586	20,011,227	21,740,061	57,168,866	288,317,981
Effect accumulated for updating of shareholders'equity at beginning of the year from foreign affiliates (Note 1)	-	-	-	(36,790)	-	(3,008,356)	-	(3,045,146)
INITIAL NET BALANCES	22,940,094	46,692,596	119,593,551	134,796	20,011,227	18,731,705	57,168,866	285,272,835
Cash dividends	-	-	-	-	-	(3,229,715)	-	(3,229,715)
Net income	-	-	-	-	-	3,201,715	-	3,201,715
Provision for the year	-	-	-	-	-	-	-	-
Accrued result from translation of foreign subsidiary	-	-	-	30,135	-	-	-	30,135
Result from holding non-monetary assets	-	-	-	-	-		25,041,399	25,041,399
BALANCES AT DEC. 31, 1999	22,940,094	46,692,596	119,593,551	164,931	20,011,227	18,703,705	82,210,265	310,316,369
Cash dividends	-	-	-	-	-	(4,209,618)	-	(4,209,618)
Net income	-	-	-	-	-	4,321,385	-	4,321,385
Adjustment and legal reserve of affiliates for disposal	-	-	-	-	(13,047,958)	13,047,958	-	-
Accrued result from translation of of foreign subsidiary	-	-	-	24,100	-	-	-	24,100
Result from holding non-monetary assets	-	-	-	-	-	-	(30,329,316)	(30,329,316)
BALANCES AT DEC. 31, 2000	22,940,094	46,692,596	119,593,551	189,031	6,963,269	31,863,430	51,880,949	280,122,920
Cash dividends	-	-	-	-	-	(4,801,224)	-	(4,801,224)
Net income	-	-	-	-	-	4,514,036	-	4,514,036
Adjustment and transfer of legal reserve from affiliates for disposal	-	-	-	-	-	-	-	-
Accrued result from translation of of foreign subsidiary	-	-	-	11,032	-	-	-	11,032
Result from holding non-monetary assets	-	-	-	-	-	-	(18,970,599)	(18,970,599)
BALANCES AT DEC. 31, 2001	22,940,094	46,692,596	119,593,551	200,063	6,963,269	31,576,242	32,910,350	260,876,165

See notes to consolidated financial statements

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FLOWS IN EQUITY ACCOUNTS
FOR THREE-MONTH PERIOD ENDED AND THE YEARS ENDING AT DECEMBER 31
Re-stated in constant curency at March 31, 2002
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated balance net for future capital increements	Accrued result from translation of foreign subsidiary	Retained Earnings		Result from holding non-monetary assets	Total Equity
					Legal Reserve	Undistributed		
BALANCES PREVIOUSLY REPORTED AT DEC. 31, 1998	22,940,094	51,599,600	128,021,288	171,586	21,421,415	23,272,079	61,197,546	308,623,608
Effect accumulated for updating shareholders'equity at beginning of the year from foreign affiliates	-	-	-	(36,790)	-	(3,220,354)	-	(3,257,144)
INITIAL NET BALANCES	22,940,094	51,599,600	128,021,288	134,796	21,421,415	20,051,725	61,197,546	305,366,464
Cash dividends	-	-	-	-	-	(3,457,312)	-	(3,457,312)
Net income	-	-	-	-	-	3,497,441	-	3,497,441
Accumulated result for translation from foreing affiliate	-	-	-	30,135	-	-	-	24,100
Result from holding non-monetary assets	-	-	-	-	-	-	(32,466,618)	(32,466,618)
BALANCES AT DEC. 31, 1999	22,940,094	51,599,600	128,021,288	164,931	21,421,415	20,091,854	86,344,100	310,316,369
Cash dividends	-	-	-	-	-	(4,209,618)	-	(4,209,618)
Net income	-	-	-	-	-	4,321,385	-	4,321,385
Adjustment and legal reserve of disposed affiliates	-	-	-	-	(13,047,958)	13,047,958	-	-
Accrued result for translation from foreign subsidiary	-	-	-	24,100	-	-	-	24,100
Result from holding non-monetary assets	-	-	-	-	-	-	(30,329,316)	(30,329,316)
BALANCES AT DEC. 31, 2000	22,940,094	51,599,600	128,021,288	189,031	7,453,970	34,023,186	53,877,482	298,104,651
Cash dividends	-	-	-	-	-	(5,139,565)	-	(5,139,565)
Net income	-	-	-	-	-	4,822,499	-	4,822,499
Accumulated result for translation of foreign subsidiary	-	-	-	11,032	-	-	-	11,032
Result from holding non-monetary assets	-	-	-	-	-	-	(18,552,652)	(18,552,652)
BALANCES AT DEC. 31, 2001	22,940,094	51,599,600	128,021,288	200,063	7,453,970	33,801,413	35,229,537	279,245,964
Cash dividends						(4,781,130)	-	(4,781,130)
Net income						618,913	-	618,913
Adjustment and legal reserve of disposed affiliates								
Accrued result for translation from foreign subsidiary								
Result from holding non-monetary assets							30,685,774	30,685,774
BALANCES AT MARCH 31, 2002	22,940,094	51,599,600	128,021,288	200,063	7,453,970	29,639,196	65,915,310	305,769,521

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.
PRODUCTION AND SALES COST STATEMENT
OF THE LAST 3 FISCAL YEARS AND THREE-MONTH PERIOD AT MARCH 31, 2002
Stated in thousand constant bolivars at March 31, 2002

	3 MONTHS ENDED AT MARCH 31, 2002	YEAR ENDED AT DECEMBER 31, 2001	YEAR ENDED AT DECEMBER 31, 2000	YEAR ENDED AT DECEMBER 31, 1999
DIRECT LABOR	3,249,567	12,900,679	13,496,108	12,946,948
MATERIAL USED:				
INITIAL INVENTORIES	15,605,696	22,754,035	17,721,663	11,961,493
RAW MATERIALS ACQUIRED	10,531,673	46,191,023	67,450,980	85,625,227
FINAL INVENTORIES	(14,864,754)	(15,605,696)	(22,754,035)	(17,721,663)
	11,272,615	53,339,362	62,418,608	79,865,057
INDIRECT EXPENSES:				
INDIRECT LABOR	1,231,891	4,882,909	6,790,299	6,514,477
MATERIALS AND SPARE PARTS	2,364,664	8,874,405	8,280,395	8,746,010
DEPRECIATION	3,426,690	13,682,516	15,370,546	17,249,625
ENERGY AND COMBUSTIBLES	2,934,677	9,435,662	9,294,671	9,033,062
OTHER MANUFACTURING EXPENSES	1,821,113	6,298,725	7,822,491	4,874,711
	11,779,035	43,174,217	47,558,402	46,417,885
TOTAL PRODUCTION COSTS	26,301,217	109,414,528	123,473,118	139,229,890
IN PROCESS AND FINISHED PRODUCTS				
INITIAL INVENTORY	13,262,129	14,242,257	17,295,545	17,451,465
FINAL INVENTORY	(12,089,996)	(13,262,129)	(14,242,257)	(17,295,545)
TOTAL COST SALES	27,473,350	110,394,386	126,526,406	139,385,810
INVENTORIES AT BEGINNING OF THE FISCAL YEAR	28,867,825	36,966,292	34,017,208	29,412,958
INVENTORIES AT THE END OF THE FISCAL YEAR	(26,985,750)	(28,867,825)	(36,996,292)	(35,017,208)

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

03 FEB -6 AM 7:21

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2002-I

The authorization granted by the National Securities Commission for the present Issuance was registered with the National Registry as of August 7, 2000 as per Resolution No.122-2002 for an amount of Bs.8,000,000,000.00 or its equivalent in US dollars, and will be in effect for one (1) years from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 27, 2001 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No.884 held on February 23, 2002.

On January 10, 2003 MANPA Finance Corporate Vice-President by the powers vested upon him by meeting of the Board of Directors held on February 22, 2002 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES II

Bs.2,000,000,000.00

The present series is represented by a Sole Bond amounting to Bs.2,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of shareholders the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A., Banco Universal

PLACEMENT PRICE: At discount	**YIELDING**
PLACE AND DATE OF ISSUANCE: Caracas, January 21, 2003	*****35% annual**
MATURITY DATE: April 11, 2003	**360 day basis**
TERM: 80 days	**(blank)**
PAYMENT FASHION: Par value payable upon maturity	

RISK CLASSIFICATION

CLASIFICADORES ASOCIADOS S&S, C.A. SOCIEDAD CALIFICADORA DE RIESGO
B Category; B1 Sub-Category
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.
A Category; A2 Sub-Category

Payment place: The par value of these bonds will be paid when due at MANPA offices situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (bs.100,000.00).

In case of issuing a series of Commercial Papers in U.S. dollars and an exchange control is established, the issuer will pay upon maturity in U.S. dollars provided that there is a legal market where foreign currency can be acquired. In the event such market does not exist, the issuer will pay in bolivars at the official exchange rate.

PLACEMENT BASED ON BIGGER EFFORTS

PLACEMENT AGENT

[Logotype, address and phone numbers of Valores Vencred Casa de Bolsa, S.A.]

Please request the aforementioned Issuance Prospectus authorized by the National Securities Commission. Primary placement of bonds will start on January 21, 2003 and have a term of 15 continuous days. --

Translator's Note:

At the upper right margin there is a blue wet seal that reads as follows: "National Securities Commission. 03 January 21 PM 1:25. FILE RECEIVED."-------------------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 29th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE J. HERNANDEZ M.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANPA

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2002-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 07 de agosto de 2.002 según Resolución No. 122-2002, por un monto de Bs. 8.000.000.000,00 o su equivalente en dólares de los Estados Unidos de América y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 27 de abril de 2.001 aprobó y facultó a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No. 884 celebrada el 22 de Febrero de 2.002.

El Vicepresidente Corporativo de Finanzas de MANPA, el 10 de enero de 2.003, mediante atribuciones conferidas en reunión de Junta Directiva del 22 de febrero de 2.002, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE II
BS. 2.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs.2.000.000.000, oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal, en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

LUGAR Y FECHA DE EMISION: Caracas, 21 de enero de 2003

FECHA DE VENCIMIENTO: 11 de abril de 2003

PLAZO: 80 días

FORMA DE PAGO: Valor Nominal pagadero al vencimiento

Rendimiento
35% anual
Base 360 días

CALIFICACION DE RIESGO

CLASIFICADORES ASOCIADOS S&S, C. A. SOCIEDAD CALIFICADORA DE RIESGO	Categoría B; Sub-Categoría B1
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C. A.	Categoría A; Sub-Categoría A2

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mìnimo de la inversiòn no podrà ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

En caso de que se emita una serie de Papeles Comerciales en dólares de los Estados Unidos de América y se estableciere un control de cambios, el emisor cancelara a su vencimiento en dólares de los Estados Unidos de América siempre y cuando exista un mercado legal donde se puedan adquirir las divisas. En caso de no existir ese mercado el emisor cancelara en bolívares a la tasa de cambio oficial.

COLOCACION EN BASE A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.67.21 al 23

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores al Agente de Colocación antes señaladq.La colocación primaria de los títulos se iniciará el 21 de enero de 2.003, con un plazo de 15 días continuos.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, January 14, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION

Public Offer of Securities

Attn. José Luis Vital

Enclose hereto please find one (1) original and three (3) copies of the Newspaper ad corresponding to the Series II Issuance 2002-I of Commercial Papers at Bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A., for its approval and the corresponding seal of Publicity Authorized by the National Securities Commission.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager. ---

[Letterhead of MANPA]

Caracas, January 14, 2003

Messrs.

NATIONAL SECURITIES COMMISSION

National Securities Registry Office.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Present.-

Attn. Mr. José Luis Vital

This is to inform you that in regard to Issuance 2002-I of Commercial Papers at bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. the series detailed below have been issued:

Series	Amount of Series	Amount Placed	Date of Issuance	Maturity Date
1	2,000,000,000.00	2,000,000,000.00	10/23/2002	1/21/2003

Currently, an authorization to issue the Series II amounting to TWO THOUSAND MILLION BOLIVARS (Bs.2,000,000,000.00) dated January 21, 2003 and with maturity on April 11, 2003 is being requested, understanding that there will be no circulation of commercial papers over EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00) the maximum amount authorized by the National Securities Commission of August 7, 2002 as per Resolution No.122-2002.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager. ---

[Letterhead of MANPA]

Caracas, January 10, 2003

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5.534.882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors dated February 22, 2002 do hereby declare that:

The conditions, fashions and other matters for the first Series of Issuance of Commercial Papers 2002-I are as follows:

<u>Securities</u>:

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO 3 JUDITH X. HERNANDEZ MORA

Commercial Papers at Bearer.

Total amount authorized for issuance:

Eight Thousand Million Bolivars (Bs.8,000,000,000.00) or its equivalent in U.S. dollars.

Total amount of the Second Series:

Two Thousand Million Bolivars (Bs.2,000,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent.

Valores Vancred, S.A.

This series is represented by a Sole Title amounting to Bs.2,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in charge will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, January 21, 2003.

Maturity Date:

Caracas, April 11, 2003.

Term:

80 days.

Placement price:

At discount.

Yielding:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning the placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012245.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on January 21, 2003 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from January 21, 2003.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2002-I

Authorization given by the National Securities Commission for the present Issuance was registered with the National Securities Registry as of August 7, 2002 as per Resolution No.122-2002 amounting to Bs.8,000,000,000.00 or its equivalent in U.S. dollars and will be in effect for one (1) year from the issuance of the first series.

The General Shareholder's Meeting of Manufacturas de Papel C.A. (MANPA) S.A.C.A. held on April 27, 2001 approved and empowered the Board of Directors to determine the terms and conditions of issuance. The Board of Directors does hereby authorize the Issuance and Public Offer of Commercial Papers in its session No.884 held on February 22, 2002.

On January 10, 2003 MANPA's Corporate Finance Vice-President by means of the powers vested upon him by the Board of Directors as of February 22, 2002 agreed issuance of the present series:

TOTAL SERIES II AMOUNT

Bs.2,000,000,000.00

The present series is represented by a Sole Title amounting to Bs.2,000,000,000.00 that will be in custody at the premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent , which in turn will issue Negotiable Custody Certificates equal to the number of investors owning the series.

The Common Representative of Holders: Venezolano de Crédito, S.A., Banco Universal.

PLACEMENT PRICE: At discount

PLACE AND DATE OF ISSUANCE: Caracas, January 21, 2003

MATURITY DATE: April 11, 2003

TERM: 80 days

PAYMENT WAY: Par value payable at maturity

Yielding:% Base 360 days

RISK QUALIFICATION

CLASIFICADORES ASOCIADOS S&S, C.A., A RISK-CLASSIFYING COMPANY	Category A; Sub-Category A3
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Category A; Sub-Category A3

Payment place: The par value of these securities will be paid at maturity at MANPA offices situated in avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Phone:901-2335/ 901-2245

The minimum amount of the investment will not be less than One Hundred Thousand Bolivars (Bs.100,000.oo).

In the event a series of Commercial Papers in U.S. dollars is issued and an exchange control is established, the issuer will pay at maturity in U.S. dollars provided that there is a legal market where foreign currency can be acquired. In case there is no such market the issuer will pay in bolivars at the official exchange rate.

PLACEMENT BASED ON BIGGER EFFORTS

PLACEMENT AGENT

VALORES VENCRED CASA DE BOLSA, S.A.

[Vencred's Address]

Request the Issuance Prospectus authorized by the National Securities Commission to the aforementioned Placement Agent. Primary placement will begin on January 21, 2003 with a term of 15 continuous days.

PUBLICATION AUTHORIZED BY THE NATIONAL SECURITIES COMMISSION.--------

Translator's Note:

At the upper right margin of each of the five (5) pages in Spanish there is a wet seal."----

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 16th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

03 JAN 16 PM 12:43

RECIBIDO

Caracas, 14 de enero de 2003.

Señores:
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Att.- José Luis Vital

Anexo a la presente sírvase encontrar un (01) original y tres (03) copias del Aviso de Prensa correspondiente a la Serie II Emisión 2002-I de Papeles Comerciales al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A.), para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores.*

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corp.

MANPA

03 JAN 14 AM 10:44

RECIBIDO

Caracas, 14 de Enero de 2003

Señores:
COMISIÓN NACIONAL DE VALORES
Registro Nacional de Valores
Presente.-

Atn.- Srà. Jose Luis Vital

Por medio de la presente me dirijo a ustedes para notificarles que en relación a la Emisión 2002-I de Papeles Comerciales al portador de Manufacturas de Papel, C.A. (MANPA) S.A.C.A, se han emitido las series detalladas a continuación:

Serie	Monto Serie	Monto Colocado	Fecha de Emisión	Fecha de Vencimiento
I	2.000.000.000,00	2.000.000.000,oo	23/10/2002	21/01/2003

Actualmente se está solicitando autorización para emitir la Serie II por un monto de DOS MIL MILLONES DE BOLÍVARES CON 00/100 (Bs. 2.000.000.000,00), con fecha 21 de Enero de 2.003 y vencimiento el 11 de Abril de 2003, entendiéndose que no quedarán en circulación papeles comerciales por más de OCHO MIL MILLONES DE BOLÍVARES (Bs. 8.000.000.000,00), monto máximo autorizado por la Comisión Nacional de Valores el 07 de agosto de 2002, según Resolución N° 122-2002.

Sin más que agregar por los momentos, se despide

Atentamente

Leticia Level
Gerente de Planificación Corporativa

MANPA

03 JAN 14 AM 10:43

RECIBIDO

Caracas, 10 de enero de 2003

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 22 de febrero de 2002 declaro:

Las condiciones, modalidades y demás para la Segunda Serie de la emisión de Papeles Comerciales 2002-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Ocho Mil Millones de Bolívares con 00/100 (Bs. 8.000.000.000,00) o su equivalente en dólares americanos
Monto total de la Segunda serie :	Dos Mil Millones de Bolívares (Bs. 2.000.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación Valores Vencred, S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 2.000.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 21 de enero de 2003
Fecha de vencimiento:	Caracas, 11 de abril de 2003
Plazo:	80 días
Precio de la colocación:	A descuento

MANPA

03 JAN 14 AM 10:43

RECIBIDO

Rendimiento:	El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)
Lugar de pago:	El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012245

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 21 de enero de 2003 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" Emanadas de la Comisión Nacional de Valores.

Plazo de oferta:	Quince (15) días continuos a partir del 21 de enero de 2003.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2002-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 07 de agosto de 2.002 según Resolución No. 122-2002, por un monto de Bs. 8.000.000.000,00 o su equivalente en dólares de los Estados Unidos de América y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 27 de abril de 2.001 aprobó y facultó a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No. 884 celebrada el 22 de Febrero de 2.002.

El Vicepresidente Corporativo de Finanzas de MANPA, el 10 de enero de 2.003, mediante atribuciones conferidas en reunión de Junta Directiva del 22 de febrero de 2.002, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE II
BS. 2.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs.2.000.000.000, oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal, en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

LUGAR Y FECHA DE EMISION: Caracas, 21 de enero de 2003

FECHA DE VENCIMIENTO: 11 de abril de 2003

PLAZO: 80 días

FORMA DE PAGO: Valor Nominal pagadero al vencimiento

Rendimiento
% anual
Base 360 días

CALIFICACION DE RIESGO

CLASIFICADORES ASOCIADOS S&S, C. A. SOCIEDAD CALIFICADORA DE RIESGO	Categoría A; Sub-Categoría A3
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C. A.	Categoría A; Sub-Categoría A2

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mìnimo de la inversiòn no podrà ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

En caso de que se emita una serie de Papeles Comerciales en dólares de los Estados Unidos de América y se estableciere un control de cambios, el emisor cancelara a su vencimiento en dólares de los Estados Unidos de América siempre y cuando exista un mercado legal donde se puedan adquirir las divisas. En caso de no existir ese mercado el emisor cancelara en bolívares a la tasa de cambio oficial.

COLOCACION EN BASE A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.67.21 al 23

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores al Agente de Colocación antes señalado.La colocación primaria de los títulos se iniciará el 21 de enero de 2.003, con un plazo de 15 días continuos.

PUBLICIDAD AUTORIZADA POR LA COMISION NACIONAL DE VALORES

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------------

03 FEB -6 AM 7:21

[Letterhead of Manpa]

Maracay, October 30, 2002.

Messrs.

NATIONAL SECURITIES COMMISSION (CNV)

Present.

Attn.: National Securities Registry

In compliance with the regulations in effect, enclose please find three (3) counterparts of the following documents belonging to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Restated Financial Statements Consolidated at September 30, 2002.
2. Consolidated Statements of Equity Accounts Movements at September 30, 2002 and 2001, in constant Bolivars at September 30, 2002.
3. Consolidated Statements of Cash Flow for the term comprised from January the 1st through September the 30th for the years 2002 and 2001, in constant bolivars at September 30, 2002.
4. Historical Consolidated Financial Statements at September 30, 2002.
5. Consolidated Statements of Movements in Equity Accounts at September 30, 2002 and 2001, in historical bolivars.
6. Consolidated Statements of Cash Flows for the term going from January the 1st to September 30 for the years 2002 and 2001, in historical bolivars.

7. Detail of long-term loans at September 30, 2002.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

Translator's Note:

At the bottom right margin there is a wet seal that reads as follows: "Please return signed and sealed". --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	3rd Quarter 2002	3rd Quarter 2001
ASSETS		
CURRENT		
Cash and transferable securities	14,133,805	8,632,520
Commercial Accounts Receivable	37,241,103	39,971,926
Other accounts receivable	4,324,617	3,455,668
Inventory	37,922,711	31,148,398
Expenses paid in advance	715,113	952,894
Advances to suppliers	2,580,897	1,613,675
TOTAL CURRENT ASSETS	96,918,246	85,775,081
Investments	15,428,004	17,096,630
NET FIXED ASSETS	378,603,801	304,654,795
Other Assets	1,359,618	13,641,792
TOTAL ASSETS	492,309,669	421,168,298

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 3OTH

STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	3rd Quarter 2002	3rd Quarter 2001
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	8,230,000	0
Current portion of long-term loans	4,120,308	14,120,621
Commercial accounts payable	32,397,179	31,525,371
Other accounts payable	6,123,664	2,262,786
Dividends	234,115	241,936
Others	3,919,499	3,375,120
TOTAL CURRENT LIABILITIES	55,024,765	51,525,834
INCOME TAX PROVISION		
Income tax payable	3,359,405	1,424,635
LONG-TERM LIABILITIES		
Long-term loans	1,687,500	9,052,978
Severance benefits and Other reserves	6,722,253	10,512,729
Other liabilities	3,423,030	2,187,870
TOTAL LONG-TERM LIABILITIES	11,832,783	21,753,577
TOTAL LIABILITIES	70,216,953	74,704,046
EQUITY	422,092,716	346,464,252

TOTAL LIABILITIES AND EQUITY	492,309,669	421,168,298

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH

STATED IN CONSTANT CURRENCY AT JUNE 30, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	3rd Quarter 2002	3rd Quarter 2001
Net sales	160,998,410	158,130,365
OPERATING COSTS AND EXPENSES		
Sales cost	105,915,968	102,253,709
Administration expenses	8,907,699	8,405,671
Sales expenses	21,805,425	24,338,440
OPERATING EARNINGS	24,369,318	23,132,545
OTHER INCOME/ (EXPENSES)		
Others – net	-13,221,821	-13,291,824
INTEGRAL FINANCING INCOME (COST)		
Earned interests	315,875	621,066
Interests expenses	-6,331,294	-5,941,855
Exchange differences – net	-2,594,409	-1,512,528
Monetary earnings	1,787,745	579,403
TOTAL INTEGRAL FINANCING INCOME (COST)	-6,822,083	-6,253,914
PROFITS BEFORE INCOME TAX	4,325,414	3,586,807

Income tax provision	2,219,544	1,884,317
NET INCOME	2,105,870	1,702,490
"EBITDA"(sic.) (INCOME BEFORE INTERESTS, TAXES, DEPRECIATION AND AMORTIZATION)	34,748,984	38,592,871

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH OF THE YEARS 2001 AND 2002

STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2002

(Stated in thousands of Bs.)

	2002	2001
OPERATING ACTIVITIES:		
Net earnings	2,105,870	1,702,490
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	274,200	107,966
Profit from selling assets	356,888	137,367
Provision for investments	10,049,748	3,083,750
Goodwill redemption on share book value of affiliates	371,520	-
Monetary earnings	(1,787,745)	(579,403)
Depreciation	10,379,666	14,676,888
Provision for severance benefits	9,007,767	8,945,729
Changes in current assets and liabilities	2,973,125	(10,005,459)

Deferred charges and other assets	(47,079)	286,391
Payment of severance benefits	(9,295,841)	(8,557,539)
Other long-term accounts payable	2,120,000	2,010,540
Other liabilities and deferred credits	(16,304)	(16,302)
Net cash provided for operating activities	26,491,815	11,792,408
INVESTMENT ACTIVITIES:		
Assets sales net forest project	-	16,452,901
Increase of investments, net	-	936,677
Additions to properties, plant and equipment net	-	(1,390,201)
Sales and withdrawals of properties and equipment, net	1,371,316	-
Net cash provided for investment activities	1,371,316	15,999,377
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	8,230,000	(1,270,384)
Reduction of long-term loans	(19,524,526)	(33,466,392)
Cash dividends	(10,833,130)	(3,116,108)
Net cash used by financing activities	(22,127,656)	(37,852,884)
NET INCREASE (REDUCTION0 IN CASH AND CASH EQUIVALENTS	5,735,475	(10,061,099)
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	8,398,330	18,693,619
AT THE END OF PERIOD	14,133,805	8,632,520

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 3OTH

INTERIM PRELIMINARY

(In thousands of Bs.)

	3rd Quarter 2002	3rd Quarter 2001
ASSETS		
CURRENT		
Cash and transferable securities	14,133,805	6,734,777
Commercial Accounts Receivable	37,241,103	31,184,637
Other accounts receivable	4,324,617	2,695,986
Inventory	33,061,883	23,623,969
Expenses paid in advance	643,985	727,780
Advances to suppliers	2,550,004	1,250,155
TOTAL CURRENT ASSETS	91,955,397	66,217,304
Investments	1,736,245	1,345,605
NET FIXED ASSETS	35,926,203	39,701,717
Other Assets	1,359,618	10,642,828
TOTAL ASSETS	130,977,463	117,907,454

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH

INTERIM PRELIMINARY

(In thousands of Bs.)

	3rd Quarter 2002	3rd Quarter 2001
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	8,230,000	-
Current portion of long-term loans	4,120,308	11,016,393
Commercial accounts payable	32,397,179	24,594,943
Other accounts payable	6,031,296	1,765,343
Dividends	234,115	188,750
Others	4,016,259	2,734,676
TOTAL CURRENT LIABILITIES	55,029,157	40,300,105
INCOME TAX PROVISION		
Income tax payable	3,359,405	1,111,448
LONG-TERM LIABILITY		
Long-term loans	1,687,500	7,062,803
Severance benefits and Other reserves	6,722,253	7,451,647
Other liabilities	9,581,752	10,713,582
TOTAL LONG-TERM LIABILITY	17,991,505	25,228,032
TOTAL LIABILITY	76,380,067	66,639,585
SHAREHOLDER'S EQUITY	54,597,396	51,267,869
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	130,977,463	117,907,454

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH

INTERIM PRELIMINARY

(In thousands of Bs.)

	3rd Quarter 2002	3rd Quarter 2001
Net sales	145,970,522	118,497,820
OPERATING COSTS AND EXPENSES		
Sales cost	86,770,408	75,249,419
Administration expenses	7,567,643	5,592,325
Sales expenses	19,648,594	18,307,553
OTHER INCOME/ (EXPENSES)		
Others – net	-4,564,761	11,342,053
INTEGRAL FINANCING INCOME (COST)		
Earned interests	276,359	461,241
Interests expenses	-5,541,250	-4,413,796
Exchange differences – net	-2,370,725	-1,125,680
TOTAL INTEGRAL FINANCING INCOME (COST)	-7,635,616	-5,078,235
PROFITS BEFORE INCOME TAX	19,783,500	25,612,341
Income tax provision	1,987,566	1,418,103
NET INCOME	17,795,934	24,194,238

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH OF THE YEARS 2001 AND 2002

IN HISTORICAL BOLIVARS

(Stated in thousands of Bs.)

	2002	2001
OPERATING ACTIVITIES:		
Net earnings	17,795,934	24,194,238
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	274,200	84,231
Investment profits	-	(18,902,255)
Provision for investments	2,099,232	60,563
Goodwill redemption on share book value of affiliates	60,562	-
Depreciation	3,767,918	3,734,108
Provision for severance benefits	7,204,311	6,654,285
Changes in current assets and liabilities	(1,225,852)	(5,960,598)
Deferred charges and other assets	(50,702)	26,642
Payment of severance benefits	(6,041,932)	(5,979,864)
Other liabilities and deferred credits	(88,884)	991,132
Net cash provided for operating activities	23,794,787	4,902,482
INVESTMENT ACTIVITIES:		
Assets sales net forest project	-	15,472,159
Increase of investments, net	-	(76,611)
Purchase of properties, plant and equipment, net	(1,511,823)	(1,411,668)
Net cash provided (used) for investment activities	(1,511,823)	13,983,880
FINANCING ACTIVITIES:		
Increase in promissory notes and bank overdrafts	8,230,000	(905,000)
Reduction of long-term loans	(14,452,709)	(22,270,398)
Cash dividends	(9,176,042)	(2,294,009)

Net cash used by financing activities	(15,398,751)	(25,469,407)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS		
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	7,249,592	13,317,822
AT THE END OF PERIOD	14,133,805	6,734,777

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

LONG-TERM LOANS

At September 30, 2002 long-term loans (current portion net) are comprised as follows:	(Thousands of Bs.)
a. Loan from a foreign bank amounting to US$5.05 million. For a three-year term. Maturity in November 2002.	620,308
b. Loan from a local bank amounting to Bs.3,000 million. For a two-year term. Maturity in April 2003.	1,500,000
c. Loan from a local bank amounting to Bs.2,000 million. For a two-year term. Maturity in February 2003.	1,250,000
d. Loan from a local bank amounting to Bs.3,000 million. For one year. Maturity in October 2003.	2,437,500
Less current portion	-4,120,308
	1,687,500

Translator's Note:

At the right margin of each of the twelve (12) original folios written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 2 October 30. PM 3:51. RECEIVED FILE."---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29th, 2002.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

ACTURAS DE PAPEL, C.A. (MANPA) SACA AND SUBSIDIARIES
ated statement of flow of equity accounts restated
nuary the 1st through September 30, 2002
constant currency at September 30, 2002 (Stated in thousands of bolivars)

	Capital stock	Capital Updating	Updated balance net of retained earnings for the sole use of payment of dividends in shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Reatined Earnings Legal Reserve	Reatined Earnings Undistributed	Result from holding non-monetary assets	Total Equity
s at September 30, 2002	22,940,094	64,123,755	149,531,417	200,063	8,706,385	38,910,890	150,878,520	435,291,124
ne	-	-	-	-	-	2,105,870	-	2,105,870
idends	-	-	-	-	-	(10,833,130)	-	(10,833,130)
om holding non-monetary assets	-	-	-	-	-	-	(4,471,148)	(4,471,148)
s at September 30, 2002	22,940,094	64,123,755	149,531,417	200,063	8,706,385	30,183,630	146,407,372	422,092,716

ated statement of flow of equity accounts restated
nuary the 1st through September 30, 2001
constant currency at September 30, 2002 (Stated in thousands of bolivars)

	Capital stock	Capital Updating	Updated balance net for the sole use of future capital increases	Accrued result from translation of foreign subsidiary	Reatined Earnings Legal Reserve	Reatined Earnings Undistributed	Result from holding non-monetary assets	Total Equity
s at December 31, 2000	22,940,094	64,123,755	149,531,417	189,031	8,706,385	39,839,805	64,868,311	350,198,798
ne	-	-	-	-	-	1,702,490	-	1,702,490
idends	-	-	-	-	-	(3,116,108)	-	(3,116,108)
om holding non-monetary assets	-	-	-	-	-	-	(2,320,928)	(2,320,928)
s at September 30, 2001	22,940,094	64,123,755	149,531,417	189,031	8,706,385	38,426,187	62,547,383	346,464,252

tonio Lovera (signed) Illegible.
Corporate Vice-President

Maria Alejandra Maghun (signed) Illegible.
Corporate Controller.

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA AND SUBSIDIARIES
Consolidated statement of flow of equity accounts
from January the 1st and September 30, 2002 in historical bolivars
(Stated in thousands of bolivars)

	Capital stock	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Total Equity
Balances at December 31, 2001	11,470,047	1,095,795	33,411,655	45,977,497
Capital increase	-	-	-	-
Net profits	-	-	17,795,934	17,795,934
Cash dividends	-	-	(9,176,035)	(9,176,036)
Balances at September 30, 2002	11,470,047	1,095,795	42,031,554	54,597,395

Consolidated statement of flow of equity accounts
from January the 1st and September 30, 2001 in historical bolivars
(Stated in thousands of bolivars)

	Capital stock	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Total Equity
Balances at December 31, 2000	11,470,047	1,095,795	16,801,798	29,367,640
Capital increase	-	-	-	-
Net profits	-	-	24,194,238	24,194,238
Cash dividends	-	-	(2,294,009)	(2,294,009)
Balances at September 30, 2002	11,470,047	1,095,795	38,702,027	51,267,869

Juan Antonio Lovera (signed) Illegible
Finance Corporate Vice-President

Maria Alejandra Maghun (signed) Illegible
Corporate Comptroller

MANPA

Caracas, 30 de Octubre de 2002

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Estados Financieros Consolidados Reexpresados al 30 de Septiembre de 2002.
2. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Septiembre de los años 2002 y 2001, en Bolívares constantes del 30 de Septiembre de 2002.
3. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de Enero y el 30 de Septiembre de los años 2002 y 2001, en Bolívares constantes del 30 de Septiembre de 2002.
4. Estados Financieros Consolidados Históricos al 30 de Septiembre de 2002.
5. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Septiembre de los años 2002 y 2001, en Bolívares Históricos.
6. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de Enero y el 30 de Septiembre de los años 2002 y 2001, en Bolívares Históricos.
7. Detalle de los Préstamos a Largo Plazo al 30 de Septiembre de 2002.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.

FAVOR ... VER FIRMA ... LADA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2002
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2002	3er. Trimestre 2001
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	14.133.805	8.632.520
Cuentas por Cobrar Comerciales	37.241.103	39.971.926
Otras Cuentas por Cobrar	4.324.617	3.455.668
Inventarios	37.922.711	31.148.398
Gastos Pagados por Anticipado	715.113	952.894
Anticipo a Proveedores	2.580.897	1.613.675
TOTAL ACTIVO CIRCULANTE	**96.918.246**	**85.775.081**
Inversiones	15.428.004	17.096.630
ACTIVO FIJO NETO	**378.603.801**	**304.654.795**
Otros Activos	1.359.618	13.641.792
TOTAL ACTIVOS	**492.309.669**	**421.168.298**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2002
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2002	3er. Trimestre 2001
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	8.230.000	0
Porción Circulante Préstamos Largo Plazo	4.120.308	14.120.621
Cuentas por Pagar Comerciales	32.397.179	31.525.371
Otras Cuentas por Pagar	6.123.664	2.262.786
Dividendos	234.115	241.936
Otros	3.919.499	3.375.120
TOTAL PASIVO CIRCULANTE	**55.024.765**	**51.525.834**
PROVISION ISLR		
ISLR por pagar	3.359.405	1.424.635
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	1.687.500	9.052.978
Prestaciones Sociales y Otras Reservas	6.722.253	10.512.729
Otros Pasivos	3.423.030	2.187.870
TOTAL PASIVO LARGO PLAZO	**11.832.783**	**21.753.577**
TOTAL PASIVO	**70.216.953**	**74.704.046**
PATRIMONIO	**422.092.716**	**346.464.252**
TOTAL PASIVO Y PATRIMONIO	**492.309.669**	**421.168.298**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2002
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2002	3er. Trimestre 2001
Ventas Netas	160.998.410	158.130.365
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	105.915.968	102.253.709
Gastos de Administración	8.907.699	8.405.671
Gastos de Ventas	21.805.425	24.338.440
UTILIDAD OPERACIONAL	**24.369.318**	**23.132.545**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-13.221.821	-13.291.824
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	315.875	621.066
Intereses Gastos	-6.331.294	-5.941.855
Diferencias en cambio - neto	-2.594.409	-1.512.528
Ganancia monetaria	1.787.745	579.403
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**-6.822.083**	**-6.253.914**
UTILIDAD ANTES DE ISLR	**4.325.414**	**3.586.807**
Provisión ISLR	2.219.544	1.884.317
UTILIDAD NETA	**2.105.870**	**1.702.490**
EBITDA (UTILIDAD ANTES INTERESES, IMPUESTOS, DEPRECIACION Y AMORTIZACION)	**34.748.984**	**38.592.871**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2002 EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2002
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado de utilidades retenidas para uso único de pago de dividendos en acciones de Manpa o Subsidiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	64.123.755	149.531.417	200.063	8.706.385	38.910.890	150.878.520	435.291.124
Utilidad neta	-	-	-	-	-	2.105.870	-	2.105.870
Dividendos en efectivo	-	-	-	-	-	(10.833.130)	-	(10.833.130)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(4.471.148)	(4.471.148)
SALDOS AL 30 DE SEPTIEMBRE DE 2002	22.940.094	64.123.755	149.531.417	200.063	8.706.385	30.183.630	146.407.372	422.092.716

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2001 EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2002
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2000	22.940.094	64.123.755	149.531.417	189.031	8.706.385	39.839.805	64.868.311	350.198.798
Utilidad neta	-	-	-	-	-	1.702.490	-	1.702.490
Dividendos en efectivo	-	-	-	-	-	(3.116.108)	-	(3.116.108)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(2.320.928)	(2.320.928)
SALDOS AL 30 DE SEPTIEMBRE DE 2001	22.940.094	64.123.755	149.531.417	189.031	8.706.385	38.426.187	62.547.383	346.464.252

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE LOS AÑOS 2001 Y 2002
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2002
(Expresados en Miles de Bolívares)

	2002	2001
ACTIVIDADES OPERACIONALES:		
Utilidad neta	2.105.870	1.702.490
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	274.200	107.966
Ganancia en venta de activos	356.888	137.367
Provisión para inversiones	10.049.748	3.083.750
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	371.520	-
Ganancia monetaria	(1.787.745)	(579.403)
Depreciación	10.379.666	14.676.888
Provisión para prestaciones sociales	9.007.767	8.945.729
Cambios en activos y pasivos circulantes	2.973.125	(10.005.459)
Cargos diferidos y otros activos	(47.079)	286.391
Pago de prestaciones sociales	(9.295.841)	(8.557.539)
Otras cuentas por pagar a largo plazo	2.120.000	2.010.540
Otros pasivos y créditos diferidos	(16.304)	(16.312)
Efectivo neto provisto por las actividades operacionales	26.491.815	11.792.408
ACTIVIDADES DE INVERSION:		
Venta de activos neto proyecto forestal	-	16.452.901
Aumento de inversiones, neto	-	936.677
Adiciones de propiedades, planta y equipo, neto	-	(1.390.201)
Venta y retiros de propiedades y equipos, neto	1.371.316	-
Efectivo neto provisto por las actividades de inversión	1.371.316	15.999.377
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	8.230.000	(1.270.384)
Disminución de préstamos a largo plazo	(19.524.526)	(33.466.392)
Dividendos en efectivo	(10.833.130)	(3.116.108)
Efectivo neto usado por las actividades de financiamiento	(22.127.656)	(37.852.884)
AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	5.735.475	(10.061.099)
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	8.398.330	18.693.619
AL FINAL DEL PERIODO	14.133.805	8.632.520

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2002	3er. Trimestre 2001
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	14.133.805	6.734.777
Cuentas por Cobrar Comerciales	37.241.103	31.184.637
Otras Cuentas por Cobrar	4.324.617	2.695.986
Inventarios	33.061.883	23.623.969
Gastos Pagados por Anticipado	643.985	727.780
Anticipo a Proveedores	2.550.004	1.250.155
TOTAL ACTIVO CIRCULANTE	**91.955.397**	**66.217.304**
Inversiones	1.736.245	1.345.605
ACTIVO FIJO NETO	**35.926.203**	**39.701.717**
Otros Activos	1.359.618	10.642.828
TOTAL ACTIVOS	**130.977.463**	**117.907.454**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2002	3er. Trimestre 2001
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	8.230.000	-
Porción Circulante Préstamos Largo Plazo	4.120.308	11.016.393
Cuentas por Pagar Comerciales	32.397.179	24.594.943
Otras Cuentas por Pagar	6.031.296	1.765.343
Dividendos	234.115	188.750
Otros	4.016.259	2.734.676
TOTAL PASIVO CIRCULANTE	**55.029.157**	**40.300.105**
PROVISION ISLR		
ISLR por pagar	3.359.405	1.111.448
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	1.687.500	7.062.803
Prestaciones Sociales y Otras Reservas	6.722.253	7.451.647
Otros Pasivos	9.581.752	10.713.582
TOTAL PASIVO LARGO PLAZO	**17.991.505**	**25.228.032**
TOTAL PASIVO	**76.380.067**	**66.639.585**
PATRIMONIO	**54.597.396**	**51.267.869**
TOTAL PASIVO Y PATRIMONIO	**130.977.463**	**117.907.454**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2002	3er. Trimestre 2001
Ventas Netas	145.970.522	118.497.820
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	86.770.408	75.249.419
Gastos de Administración	7.567.643	5.592.325
Gastos de Ventas	19.648.594	18.307.553
UTILIDAD OPERACIONAL	**31.983.877**	**19.348.523**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-4.564.761	11.342.053
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	276.359	461.241
Intereses Gastos	-5.541.250	-4.413.796
Diferencias en cambio - neto	-2.370.725	-1.125.680
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**-7.635.616**	**-5.078.235**
UTILIDAD ANTES DE ISLR	**19.783.500**	**25.612.341**
Provisión ISLR	1.987.566	1.418.103
UTILIDAD NETA	**17.795.934**	**24.194.238**
EBITDA (UTILIDAD ANTES INTERESES, IMPUESTOS, DEPRECIACION Y AMORTIZACION)	**35.751.795**	**23.082.631**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2001	11.470.047	1.095.795	33.411.655	45.977.497
Aumentos de capital	-	-	-	-
Utilidad neta	-	-	17.795.934	17.795.934
Dividendos en efectivo	-	-	(9.176.035)	(9.176.035)
SALDOS AL 30 DE SEPTIEMBRE DE 2002	11.470.047	1.095.795	42.031.554	54.597.396

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2001
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2000	11.470.047	1.095.795	16.801.798	29.367.640
Utilidad neta	-	-	24.194.238	24.194.238
Dividendos en efectivo		-	(2.294.009)	(2.294.009)
SALDOS AL 30 DE SEPTIEMBRE DE 2001	11.470.047	1.095.795	38.702.027	51.267.869

Juan Antonio Lovera

María Alejandra Maguhn

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE LOS AÑOS 2001 Y 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	2002	2001
ACTIVIDADES OPERACIONALES:		
Utilidad neta	17.795.934	24.194.238
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	274.200	84.231
Utilidad en inversiones	-	(18.902.255)
Provisión para inversiones	2.099.232	60.563
Amortización de exceso de costo sobre el valor en libros acc. de afiliadas	60.562	-
Depreciación	3.767.918	3.734.108
Provisión para prestaciones sociales	7.204.311	6.654.285
Cambios en activos y pasivos operacionales	(1.225.852)	(5.960.598)
Cargos diferidos y otros activos	(50.702)	26.642
Pago de prestaciones sociales	(6.041.932)	(5.979.864)
Otros pasivos y créditos diferidos	(88.884)	991.132
Efectivo neto provisto por las actividades operacionales	23.794.787	4.902.482
ACTIVIDADES DE INVERSION:		
Venta de activos netos proyecto forestal	-	15.472.159
Aumento de inversiones, neto	-	(76.611)
Compra de propiedades, planta y equipo, neto	(1.511.823)	(1.411.668)
Efectivo neto provisto (usado) por las actividades de inversión	(1.511.823)	13.983.880
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (Disminución) en pagarés y sobregiros bancarios	8.230.000	(905.000)
Disminución de préstamos a largo plazo	(14.452.709)	(22.270.398)
Dividendos en efectivo	(9.176.042)	(2.294.009)
Efectivo neto usado por las actividades de financiamiento	(15.398.751)	(25.469.407)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	6.884.213	(6.583.045)
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	7.249.592	13.317.822
AL FINAL DEL PERIODO	14.133.805	6.734.777

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

PRESTAMOS A LARGO PLAZO

Al 30 de Septiembre de 2002, los préstamos a largo plazo (neto de porción circulante) están compuestos como sigue:	(MBs.)
a. Préstamo de banco del exterior por un monto total de US$ 5,05 millones. Por un plazo de 3 años. Vence en noviembre de 2002.	620.308
b. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en abril de 2003.	1.500.000
c. Préstamo de banco local por un monto total de Bs.2.000 millones. Por un plazo de 2 años. Vence en febrero de 2003.	1.250.000
d. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 1 año. Vence en octubre de 2003.	2.437.500
Menos Porción Circulante	-4.120.308
	1.687.500

RECIBIDO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

Caracas, October 25, 2002.

Messrs.

NATIONAL SECURITIES COMMISSION

Public Offer of Securities

City.-

Atn.: José Luis Vital

Enclose please find one (1) original and three (3) copies of the contracts specified herein below:

1. Placement Agent Contract of Unsecured Bonds entered into MANPA and Valores Vancred and Provincial Casa de Bolsa.
2. Payment Agent Contract of Unsecured Obligations entered into MANPA and Banco Provincial, S.A., Banco Universal.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

<u>Translator's Note</u>:

At the bottom right margin there is a wet seal that reads as follows: "Please return signed and sealed." At the upper right margin there is a wet seal that reads as follows: "National Securities Commission. 02 October 25 AM 11:51. FILE. RECEIVED."----

PAYMENT AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, its last amendment was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5.534.882 dully authorized therefore in meeting of the Board of Directors of its principal as of February 22, 2002 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **BANCO PROVINCIAL, S.A. Banco Universal**, a company of this domicile, originally registered with the then Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District as of September 30, 1952 under No.488, Volume 2-B amended its by-laws and compiled in one sole text as evidenced by entry registered with the Commercial Registry as of August 28, 2001 under No.73, Volume 166-A-Pro, represented in this act by its true and lawful attorneys **JOSÉ ANTONIO OTERO PORTOMEÑE**, a Venezuelan citizen, of legal age, married, of this domicile and bearer of Identity Card No.6.359.736 and **JOSÉ AGUSTÍN ANTÓN BURGOS**, a Spanish citizen, of legal age, single, of this domicile, bearer of Identity Card No.E-82.266.584, representation evidenced by registered power of attorney, representation evidenced, in the case of the first true and lawful attorney aforementioned, by power of attorney registered with the Commercial Registry aforementioned, as of January 4, 2002 registered under No.32, Volume 33-C-Pro, and for the second true and lawful attorney aforementioned by power of attorney with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of December 18, 1998 under No.35, Volume 15-C-Pro that hereinafter will be known

as **THE BANK**, have agreed to enter into the present contract comprising the following Clauses:

FIRST:

The present contract governs the rights and duties **THE BANK** has as Payment Agent pursuant to the provisions of this Contract, for the amount **PROVINCIAL CASA DE BOLSA, C.A.** effectively places in regard to ISSUANCE of Unsecured Obligations at Bearer, which amount to **EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00) THE ISSUER** will issue. The present Issuance was approved by the General Shareholders' Meeting held on April 27, 2000 and by the Board of Directors in meeting dated February 22, 2002 to be placed through Public Offer with the characteristics and conditions set forth herein. The National Securities Commission as of August 7, 2002 by Resolution No.123-2002 authorized the Issuance referred to.

SECOND: APPOINTMENT OF PAYMENT AGENT

THE ISSUER appoints **BANCO PROVINCIAL, S.A. BANCO UNIVERSAL** as payment Agent for the amount effectively placed by **PROVINCIAL CASA DE BOLSA, C.A.** in regard to issuance of Unsecured Bonds at Bearer and of each series comprised therein, stated in this contract, a charge accepted by **BANCO PROVINCIAL, S.A. BANCO UNIVERSAL** in this same act.

THIRD:

A) CHARACTERISTICS OF THE SERIES.

The present issuance of obligations is divided in two (2) series, which have equal characteristics and grant the same rights to its holders. Each series are due in (2) two years and are represented by ONE THOUSAND THREE HUNDRED SEVENTY-EIGHT (1,378) securities with the following establishment:

SERIES 1

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
40	100,000.00	4,000,000.00
40	500,000.00	20,000,000.00
226	1,000,000.00	226,000,000.00

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
160	5,000,000.00	800,000,000.00
175	10,000,000.00	1,750,000,000.00
48	25,000,000.00	1,200,000,000.00
689		**4,000,000,000.00**

SERIES 2

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
40	100,000.00	4,000,000.00
40	500,000.00	20,000,000.00
226	1,000,000.00	226,000,000.00
160	5,000,000.00	800,000,000.00
175	10,000,000.00	1,750,000,000.00
48	25,000,000.00	1,200,000,000.00
689		**4,000,000,000.00**

B) INTERESTS

The interests each series comprising the present issuance will earn is variable, payable upon monthly payment due and set in advance by monthly periods within the three (3) bank business days prior the starting date of each interest period, provided that there are no obligations pending redemption.

The rate each series comprising the present issuance will earn is the higher from the following cases:

1. The eighty percent (80%) of the average arithmetic of the Yearly Lending Corporate Preferential Interest Rate set by corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. for the concepts of loan agreements and/or promissory notes with a term of thirty (30) days, excluded those from the agriculture sector in effect at the date of setting.

2. The arithmetical average of the Yearly Borrowing Corporate Interest Rate for long-term deposits is thirty (30) days of corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. plus the forty percent (40%) of the differential that may result between that rate and the Yearly Lending Corporate Preferential Interest Rate defined above.

Corporate Clients will be those companies which annual sales are higher than Forty Thousand Million Bolivars (Bs.40,000,000,000.00).

a) Interests will be calculated based on a year of 360 days and a month of 30 days each.

b) The company does hereby accept, except stated error, the written certification issued by the financial institutions described in item 1) as the sole means of testing the applicable interest rate. **THE ISSUER** shall be able to request the Common Representative of Bondholders information about the applicable interest rate for the corresponding month within the first five (5) days of the month, which interests wanted to be set.

c) The Common Representative of Bondholders is bound to publish in one (1) newspaper of major national circulation and within the two (2) bank business days following the day where setting shall be made, the new interest rate that obligations will earn for the next month period. Such rate, once established, will be invariable during such month, except for the first month that will be published one (1) day before starting the offer.

d) Payment date of interests shall be the bank business day following maturity of each month period. If the date for paying interests comes and the holders of the corresponding coupons do not attend, the corresponding amounts that have been previously calculated as per the interest rate set by the Common Representative of bondholders will be available for bondholders at the address of **THE PAYMENT AGENT** and will not produce any type of interest or yield in favor of the bondholders.

e) Each Securities includes one (1) capital coupon and Twenty-Four (24) interest coupons.

f) In case **THE ISSUER** stops paying the interest coupons at their corresponding maturities presented by their holders, such obligations will accrue interests in arrears per each day in arrears calculated at the interest rate the obligations were earning plus three per cent (3%).

FOURTH: PAYMENT PLAN

The securities comprising each of the series of the present issuance will be repaid at their par value upon maturity of issuance.

ACCELERATED AMORTIZATION (Special Redemption of each Series):

THE ISSUER reserves its right to partially or fully redeem the outstanding obligations from the maturity of the first semester (inclusive) of issuing each series by special amortizations on the time set by the Board of Directors, which shall only be made at the end of each semester of the corresponding series of this issuance. Special redemptions shall be for an amount of not less or equal to ten per cent (10%) of the total issuance, which will be proportionally assigned to each group of bonds.

THE ISSUER will notify the Payment Agent and the Common Representative of Bondholders, with thirty (30) days in advance, about the drawing to be held. In the case of accelerated amortization, **THE ISSUER** shall comply with the provisions set forth in the Standards Related to the Redemption of Obligations. For the purposes of fully or partially accelerated amortization of bonds comprising each series, **THE ISSUER** will pay the holders of bonds representing the series, besides their par value and the accumulated interests up to the date of amortization, a premium calculated on the par value of each bond (Accelerated Amortization Premium). The Accelerated Amortization Premium will depend on the term elapsed from the date of issuance of the relevant series and the date of amortization as follows:

Accelerated Amortization	Premium to Pay
1st Semester	1.00%
2nd Semester	0.75%
3rd Semester	0.50%

The Company will publish in two (2) newspapers of major circulation and in two (2) different times, the amount of the accelerated amortization, the proportional amount corresponding to each class of bonds of the issuance, indicating the date when obligations shall be paid. The notice shall be published within the fifteen (15) days prior drawing and with an anticipation of seven (7) days after its occurrence.

The value of the bonds favored by the accelerated amortizations will be paid within the five (5) business days following the date of executing the corresponding drawing. If payment is offered on due time and the holders of the corresponding obligations do not attend to receive their value on the date set, the payment obligation will then cease and the Company will be released, depositing the value of Obligations with the interests earned up to the date and the premium calculated on the par value for its paying off, at the Payment Agent, at the disposal of the bearer or holders of such obligations, being the expenses of this procedure on account of its holders.

FIFTH: DEPOSITS TO PAY CAPITAL AND INTERESTS

THE ISSUER is bound to deposit and maintain available in the Current Account No.0108-0001-01-00203273 belonging to **THE ISSUER** that maintains at **BANCO PROVINCIAL, S.A., Banco Universal** for the date of maturity of each coupon of interest, of capital and premiums, in the cases of accelerated amortization or at their maturity, the relevant amounts, so that **THE BANK** makes the corresponding payment. Thus, **THE ISSUER** does hereby expressly authorize **THE PAYMENT AGENT** to carry out the necessary debits on the relevant payment date. In case there are no funds available and/or enough in the aforementioned account to pay capital, interests and/or premium, in case of anticipated redemption of the Series corresponding to Issuance, **THE ISSUER** does hereby likewise irrevocably authorize **THE PAYMENT AGENT** to debit from any deposit account **THE ISSUER** maintains with **THE PAYMENT AGENT** the necessary funds to cover the total payment described above, understanding that if any of such accounts were in foreign currency **THE PAYMENT AGENT** is fully authorized to make the aforementioned charge at the exchange rate in effect at the time of paying the Series referred to.

SIXTH: BANK'S DUTIES

It is hereby understood that **BANCO PROVINCIAL, S.A., Banco Universal** acting as Payment Agent of the Series comprising the Issuance of Unsecured Bonds referred to herein does not assume any other responsibility different from compliance with the present contract and, therefore, does not hold responsible for obligations in charge of **THE ISSUER** arising from Issuance of Unsecured Bonds stated in the First Clause herein. Therefore, **BANCO PROVINCIAL, S.A., Banco Universal** in its capacity as Payment Agent does not guarantee the holder of Unsecured Bonds payment of capital, interests and/or premiums in case of redemptions if **THE ISSUER** does not make available to **THE BANK**, on the dates set forth and under the terms established herein, the amounts necessary.

The obligation of **THE PAYMENT AGENT** to make payment, on account of **THE ISSUER**, of the obligations comprised in the corresponding securities and in the interest coupons, is subject to the following conditions:

a) **THE PAYMENT AGENT** should have received the totality of the necessary funds and same should be available for the date set forth in order to make payment, as provided for in the Fifth Clause herein.

b) **THE PAYMENT AGENT** should have received the original securities at the date of their corresponding maturities in the cases of payment of capital or of coupons.

SEVENTH: ISSUER'S DUTIES

THE ISSUER is bound to provide **THE BANK** all the information required so that this latter may comply with the provisions of this contract. **THE ISSUER** is bound to immediately notify in written **THE PAYMENT AGENT** about any relevant event related to Issuance of Obligations, their circulation, redemption and payment of coupons, bonds and premiums, and upon failure of such notice, **THE PAYMENT AGENT** will consider payment valid under the conditions set forth herein.

EIGHT: SERVICE PAYMENT

THE BANK will receive for its services as Payment Agent: a) An amount equivalent to 0.050% flat on the amount of the interests the obligations earned, payable on each

interest payment dates; b) An amount equivalent to 0.065% flat calculated on the amounts of the payments or amortizations of capital.

NINTH: SECURITIES

THE ISSUER will deliver **THE PAYMENT AGENT**, prior its distribution to the Placement Agents, the bonds and their coupon holders so that **THE PAYMENT AGENT** stamps on them the marks and signs deemed convenient as security measures. **THE PAYMENT AGENT**, upon making such marks, will promptly return the bonds to allow **THE ISSUER** delivering the bonds to the Placement Agents for their distribution. However, **THE ISSUER** holds harmless **THE PAYMENT AGENT** regarding obligations or coupons, provided that the corresponding obligations or coupons are favorably compared against the obligations or coupons issued by **THE ISSUER**.

TENTH: PAYMENT EVIDENCE

During the three (3) bank business days following the date when **THE PAYMENT AGENT** has made payment according to the provisions of their contract, **THE PAYMENT AGENT** will submit to **THE ISSUER** a communiqué describing the payments made as well as the documents evidencing the corresponding withholdings of the Income Tax Law and filing of the corresponding amounts with a tax revenue office.

ELEVENTH: EFFECTIVENESS

This contract will be in effect until all the obligations of the Series comprising the Issuance of Unsecured Bonds identified herein are redeemed and paid off; however, the parties mutually agree they will be able to terminate this contract at any moment, prior written notice with at least thirty (30) days prior the date of termination.

TWELFTH: JURISDICTION

For all the purposes of this contract, its derivatives and consequences, the parties choose as special, sole domicile and exclusive of any other, the city of Caracas, at which court jurisdiction they do hereby declare to submit to.

Any notices required and comprised herein shall be in written, and will be effective when received at the addresses specified below:

THE ISSUER: Av. Francisco de Miranda, Torre Country, Piso 11, Cacaito, Caracas, Venezuela.

BANCO PROVINCIAL, S.A., Banco Universal. Av. Este O con Av. Vollmer, Centro Financiero Provincial, Apartado Postal 1010-A, San Bernardino, Caracas, Venezuela. Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its presentation. (signed) Illegible.

BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE . CARACAS METROPOLITAN DISTRICT. SANDRA ROMERO DE NAVAS. NINTH NOTARY PUBLIC OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT, Caracas, October 18th, 2002. Historical years 192 and 143. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DIAZ, registered with Inpreabogado (Lawyer's Social Security Institute) under No.31291, was presented for its AUTHENTICATION and return as per form No.256401 as of 10/17/2002. Its grantor being present they said to be: JUAN ANTONIO LOVERA, JOSÉ ANTONIO OTERO PORTOMEÑE and JOSÉ AGUSTÍN ANTÓN BURGOS, of legal age, domiciled in CARACAS, Venezuelan, Spaniard and Venezuelan citizens, married, single and single, bearers of Identity card Nos. V-5.534.882, V-6.359.736 and E-82.266.584, respectively. The foregoing document was read out and compared against its originals, the copies were signed as well as the original in the presence of the Notary, the grantors declared: "ITS CONTENT IS TRUE AND OURS THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT." The notary in virtue thereof does herby declare it legally authenticated in the presence of witnesses: LISSETTE ZAMORA and JOSE SERRANO, bearers of Identity Cards Nos.12.072.461 and 4.823.709, respectively, and was registered under No. 34, Volume 212 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that physically saw the Articles of Incorporation/By-Laws of: 1) Articles of Incorporation/By-Laws of: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., registered with the Commercial Registry that was under the control of the Court of First Instance in Civil and Commercial Matters of the Federal District, as of 3/31/1950, under No.379, Volume 1-B, which last amendment was made before the Commercial Registry I of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99 under No.35, Volume 141-A-Pro; 2) Minute of the Board of Directors as of 2/22/2002, documents evidencing the powers of the grantor JUAN

ANTONIO LOVERA V., in his capacity as Corporate Finance Vice-President to make this delivery; 3) Power of attorney registered with the First Commercial Registry of the Judicial circuit of the Capital District and Miranda State as of 1/4/2002, recorded under No.32, volume 33-C-Pro evidencing the powers of JOSÉ ANTONIO OTERO P., as true and lawful attorney of BANCO PROVINCIAL, S.A. BANCO UNIVERSAL to carry out this act; 4) Power of attorney registered with the First Commercial Registry of the Judicial circuit of the Capital District and Miranda State as of 12/18/98, recorded under No.35, volume 15-C-Pro evidencing the capacity and powers of JOSÉ AGUSTÍN ANTÓN BURGOS, as true and lawful attorney of BANCO PROVINCIAL, S.A. BANCO UNIVERSAL to grant the present document. For this act the Notary moved and agreed to form at: 1) Banco Provincial, piso 15, situated in Avenida Vollmer, and 2) Manpa, Torre Country, piso 11, as of today at 1:00 p.m. and 2:00 p.m. upon request of the party concerned, made by JOSE SERRANO, I.D. No.4.823.709, Clerk II, authorized Officer pursuant to the provisions of Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Lawyer Sandra Romero de Navas (signed) Illegible.

Ninth Notary Public of Libertador Municipality of the Capital District.

GRANTORS (signed) Illegible.

WITNESSES

Lissette Zamora (signed) Illegible.

THE AUTHORIZED OFFICER

José Serrano (signed) Illegible.

Translator's Note:

At the bottom of this folio there is a wet seal that reads as follows: "The fiscal stamps corresponding to the present copy were rendered void in the original pursuant to the provisions of the Fiscal Stamp Law, Chapter III, Article 35." At the upper right margin of the first folio there is a wet seal that reads as follows: "Bolivarian Republic of Venezuela. Ministry of the Interior and Justice. Caracas Metropolitan District. Ninth Notary Public of Libertador Municipality of the Capital District. Received on 10/17/02. Presentation Form No.256401. Set for 10/18/02. Tax fees (blank). At the upper left margin of the first folio

in Spanish there is a blue wet seal that reads as follows: Nelly González Díaz (signed) Illegible. Lawyer. Inpreabogado (Lawyer's Social Security Institute) No.31291." At the bottom right margin of each of the second folio written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 02 October 25 AM 11:51. FILE RECEIVED."--

PLACEMENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, established in 1950, domiciled in Caracas, originally registered with the then Registry Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3.251), which last amendment to its By-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, hereinafter referred to as **THE ISSUER**, represented in this act by JUAN ANTONIO LOVERA, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity Card No.5.534.882, proceeding in this act in his capacity as Corporate Finance Vice-President and dully authorized for this act as evidenced in meeting No.884 of the Board of Directors as of February 22, 2002 on one part, and for the other **PROVINCIAL CASA DE BOLSA, C.A.**, originally known as NEGOCIADORA NACIONAL DE VALORES, C.A., a company registered with the First Commercial Registry of the Judicial Circuit of Zulia State as of October 14, 1988 under No.69, Volume 72-A-Pro, its By-laws amended and registered with that same registry office as of March 22, 1990 under No.20, Volume 27-A, and registered with the Second Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of September 14, 1990 under No.80, Volume 128-A-Sgdo., its By-laws amended several times and registered with the same Registry Office, the last amendment evidencing its current legal name as of October 7, 1999 under No.5, Volume 280-A-Sgdo., represented in this act by its President JOSE AGUSTIN ANTON BURGOS, of legal age, single, of this domicile, bearer of Identity Card No.E-82.266.584, dully authorized for this act by the By-laws of its principal: VALORES VENCRED CASA DE BOLSA, S.A., a trading company of this domicile registered with the Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of November 18, 1985 under No.2, Volume

39-A-Pro, represented in this act by **JUAN BERNARDO POLICASTRO and GERONIMO PAOLINI**, both Venezuelans, of legal age, of this domicile and bearers of Identity Cards Nos.5.971.201 and 5.314.601, respectively, proceeding in its capacity as Capital Market Vice-President and Proxy Broker, respectively, dully empowered for this act in meeting of the Board of Directors of their principal, held on August 14, 2001 that hereinafter will be referred to, and for the purposes of the present contract, as "**THE PLACEMENT AGENT**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 27th, 2001 approved issuing commercial papers amounting to up to EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00). The same Shareholder's Meeting, in turn, granted the Board of Directors the broadest powers to determine the conditions of each issuance to be made. The National Securities Commission by Resolution No.123-2002 as of August 7, 2002 authorized the issuance referred to herein.

SECOND: APPOINTMENT AND POWERS OF THE PLACEMENT AGENTS

THE ISSUER does hereby appoints **PROVINCIAL CASA DE BOLSA, C.A.** and **VALORES VENCRED CASA DE BOLSA, S.A.,** which by executing the present contract, accept such appointment as **PLACEMENT AGENT** for the Series corresponding to Issuance based on authorization stated in the First Clause of this Contract and for the amounts mutually agreed upon with **THE ISSUER** to place.

THE PLACEMENT AGENT will be in charge of: a) Trying based on bigger efforts, within the term set forth therefore, placement of bonds representing the Obligations of each Series and their amounts which placements have been mutually agreed to make with **THE ISSUER**; b) Issuing temporary receipts for the placements made through intermediation, which may be exchanged upon request of the corresponding investor per title of the relevant Series. **THE PLACEMENT AGENT** shall give the Payment and Custodian Agent stated by **THE ISSUER**, a list indicating the name or company name of the investor and securities referred to; and c) Carrying out any formality needed for the efficient placement of such securities.

THIRD: The Board of Directors of **THE ISSUER** in meeting held on February 22, 2002 in use of the powers vested upon it by the Shareholders' Meeting mentioned in the First Clause of this contract and within the margins allowed for it, decided to issue and make public offer of Unsecured Bonds at Bearer Issuance 2002 and established the following characteristics for such issuance of obligations:

Nature and Amount of Issuance: Unsecured Obligations at Bearer up to the amount of **EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00).** Issuance will comprise two (2) series with the same characteristics and grant the same rights to their holders amounting to **FOUR THOUSAND MILLION BOLIVARS (Bs.4,000,000,000.00)** each, which shall be issued at different times. The par value of the outstanding series shall not be higher than the global authorized amount at any time.

Maturity: Two (2) years from the date of starting the Public Offer of each series comprising the issuance.

Denomination of Securities: Obligations representing the issuance will be represented by ONE THOUSAND THREE HUNDRED SEVENTY-EIGHT (1,378) securities with the following establishment:

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
80	100,000.00	8,000,000.00
80	500,000.00	40,000,000.00
452	1,000,000.00	452,000,000.00
320	5,000,000.00	1,600,000,000.00
350	10,000,000.00	3,500,000,000.00
96	25,000,000.00	2,400,000,000.00
1,378		**8,000,000,000.00**

Characteristics of Series: The present issuance of Unsecured Obligations at Bearer is divided in two (2) series, which have equal characteristics and grant the same rights to holders. Each series are due in two (2) years from the date of starting their Public Offer

and are comprised by **Six Hundred Eighty-Nine (689)** securities each, as detailed below:

SERIES 1

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
40	100,000.00	4,000,000.00
40	500,000.00	20,000,000.00
226	1,000,000.00	226,000,000.00
160	5,000,000.00	800,000,000.00
175	10,000,000.00	1,750,000,000.00
48	25,000,000.00	1,200,000,000.00
689		**4,000,000,000.00**

SERIES 2

Number of Securities	Par Value of Securities Bs.	Total Issuance Bs.
40	100,000.00	4,000,000.00
40	500,000.00	20,000,000.00
226	1,000,000.00	226,000,000.00
160	5,000,000.00	800,000,000.00
175	10,000,000.00	1,750,000,000.00
48	25,000,000.00	1,200,000,000.00
689		**4,000,000,000.00**

Interests: The mechanism to set the interest rate to issue Unsecured Obligations at Bearer of **THE ISSUER** will be that higher from the following:

3. The eighty percent (80%) of the average arithmetic of the Yearly Lending Corporate Preferential Interest Rate set by corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. for the concepts of loan agreements and/or promissory

notes with a term of thirty (30) days, excluded those from the agriculture sector in effect at the date of setting.

4. The arithmetical average of the Yearly Borrowing Corporate Interest Rate for long-term deposits is thirty (30) days of corporate clients of Banco Provincial, S.A., Banco Universal, Banco Venezolano de Crédito, S.A.C.A. and Banco de Venezuela, S.A.C.A. plus the forty percent (40%) of the differential that may result between that rate and the Yearly Lending Corporate Preferential Interest Rate defined above.

Corporate Clients will be those companies which annual sales are higher than Forty Thousand Million Bolivars (Bs.40,000,000,000.00).

If unsecured obligations referred to herein were outstanding while any banking institutions aforementioned were not able to set the interest rate for a given month, the Common Representative of Bondholders together with **THE ISSUER** will appoint the new financial institution, prior approval of the National Securities Commission for these purposes.

Interests will be variable, payable by monthly installments due and set in advance by monthly installments within the three (3) banking business days from the starting date of each interests period, while there are obligations pending redemption, and will be calculated based on a year of three hundred sixty (360) days per months of thirty (30) days. The payment date of interests will be the bank business day following maturity each month.

In case of impossibility to determine the interest rate through the mechanisms described above, the Common Representative of Bondholders are bound to define a new alternative to establish the same, prior approval by the National Securities Commission. The Common Representative of Bondholders is bound to publish in a newspaper of major circulation, within the three (3) bank business days after the date of setting, the new interest rate the obligations will earn in the next immediate month, which once set, will remain invariable during such month, except for the first month that will be published a day before beginning offer.

Price of Placement: The obligation price of placement to the public will comprise 100% of the par value plus the accrued interests from the date of starting primary placement until the day immediate before the sale, both inclusive.

Placement System: **THE ISSUER** has appointed **PROVINCIAL CASA DE BOLSA, C.A.** and **VALORES VENCRED CASA DE BOLSA, S.A.** to act as **PLACEMENT AGENTS** of the present Public Offer of Unsecured Bonds at Bearer by the systems of "bigger efforts".

THE PLACEMENT AGENTS will try to place each series that comprise issuance of obligations subject to the present contract, within a term of ninety (90) bank business days from the date of starting the public offer of each series, represented by the date indicated in the corresponding notice published in a newspaper of major circulation.

Redemption of obligations: Obligations will be fully redeemed by a sole payment, for their par value and in cash upon maturity of each series of issuance, provided that there is bank day in Caracas; otherwise, it will be the bank business day immediately after. If on the date of principal payment there do not attend the holders of the corresponding securities, the amounts of the principal will be available to bondholders at the address of the payment agent. Such amounts will not generate any type of interest or yield in favor of the holders of obligations. **THE ISSUER** reserves its right to partially or fully redeem, by special redemptions, on the dates set by the Board of Directors, the obligations that for a specific moment there are outstanding from the date of maturity of the first semester (inclusive) of issuance of each series, which will only be made at the end of each semester of each Series. The special redemptions shall amount to no les or equal to ten percent (10%) of the total issuance, which will be proportionally attributed to each group of securities.

In case of early redemption, **THE ISSUER** shall comply with the provisions set forth thereon in the STANDARDS RELATED TO THE DRAWING SYSTEM TO REDEEM OBLIGATIONS and in other cases; **THE ISSUER** will pay holders of obligations their par value, the interests due and a premium on the par value according to the following scale:

Accelerated Amortization	Premium to Pay
1st Semester	1.00%

2nd Semester	0.75%
3rd Semester	0.50%

THE ISSUER will publish in two (2) newspapers of major national circulation and in two different times, the amount of the accelerated amortization, the proportional amount corresponding to each class of bonds of the issuance, indicating the date when obligations shall be paid. The notice shall be published within the fifteen (15) days prior drawing and with an anticipation of seven (7) days after its occurrence. If once payment is offered this way and holders of the relevant obligations will not attend to receive its value on the date set, the obligation to pay interests will stop and **THE ISSUER** will release, delivering the value of obligations, the amount of premium and the interests earned until the date when they should have been presented for payment at the offices of the payment agent and at the order of bondholders.

FOURTH: INFORMATION PROVIDED BY THE ISSUER AND PAYMENT OF SECURITIES: THE ISSUER does hereby declare that all the corporate, operating, financial, legal information as well as any other information provided by the National Securities Commission to obtain the corresponding authorization for Issuing and Public Offering the Unsecured Obligations referred to herein or that provided to the general pubic because of such issuance has been exclusively and directly prepared by **THE ISSUER** and/or by the special advisors of this latter. Consequently, **THE PLACEMENT AGENTS** will hold harmless **THE ISSUER**, the National Securities Commission, the investors or any third party for the truthfulness, authenticity and sufficiency of the information comprised in the prospectus, guidelines and any other document related to the Public Offer of the National Securities Commission. Likewise, **THE PLACEMENT AGENTS** will neither be responsible before the National Securities Commission, the investors and the third parties by the solvency of **THE ISSUER** nor for the payment of the securities upon their maturity.

FIFTH: FORMALITIES: The parties expressly agree that the authorization request before the National Securities Commission to make public offer of **THE ISSUANCE** will be dealt with and prepared by **THE ISSUER**. Likewise, all the formalities and expenses corresponding to printing, prospectus, printing of securities, registration with the Bolsa

de Valores, legal expenses and publicity related to placement of series will be in charge of **THE ISSUER**. The expenses **THE PLACEMENT AGENTS** on account of **THE ISSUER** will require the prior written authorization of this latter. **THE ISSUER** is bound to, as composer of Issuance to contract to the provisions herein to make any other requests or to run any other formalities before the National Securities Commission in order to obtain the authorizations required for the aforementioned Issuance and its placement.

SIXTH: **THE PLACEMENT AGENTS** will distribute the total amount of obligations in the proportion indicated below:

VALORES VENCRED CASA DE BOLSA, S.A. SIXTY-SIX POINT SIXTY-SIX PER CENT (66.66%)

PROVINCIAL CASA DE BOLSA, C.A. THIRTY THREE POINTS THIRTY-FOUR PER CENT (33.34%)

THE PLACEMENT AGENTS are bound to make primary placements of the amounts appointed by the system of placing BASED ON BIGGER EFFORTS defined in paragraph 10 of Article 1 of the Standards for Public Offering and Primary Placement of Securities and to Publicity of Issuances. The provision will be in effect for a term of fifteen (15) bank business days from the date of making the provision, which shall be renewed for equal periods.

SEVENTH: Placement of each series of obligations will be made one hundred per cent (100%) of its par value plus the accrued interests from the date of starting primary placement of the corresponding series, represented by the date indicated in the corresponding notice published in a newspaper of major national circulation until the date immediately before to the sale, both inclusive. Upon selling, **THE PLACEMENT AGENTS** will deliver to their clients a receipt for the par value of the obligations placed plus the interest accrued from the date of starting primary placement of each series until the day before the sales date, both inclusive. **THE PLACEMENT AGENTS** will daily deliver **THE ISSUER** the funds collected for the sales made together with a special form designed therefore, in which details of each operation made are listed. **THE ISSUER** will, in turn, provide the provisional certificates and a receipt related to each sale

operation. **THE ISSUER** is bound to swap the temporary certificates for the final securities which value is equivalent to the amount evidenced in the corresponding temporary certificates within the sixty (60) days after maturity of the placement period of each series.

<u>EIGHT</u>: COMMISSIONS

PROVINCIAL CASA DE BOLSA, C.A. and **VALORES VENCRED CASA DE BOLSA, S.A.** in their capacity as **PLACEMENT AGENTS** of Unsecured Bonds at Bearers referred to herein, will receive the one percent (1.00%) flat as remuneration for services rendered on par value of obligations they may have placed. **THE ISSUER** will pay such commission within the five (5) bank business days following the date of reception of the products of placements; such commission will be subject to income tax withholding. It is herein expressly stated that the funds from the sales made by **THE PLACEMENT AGENTS** shall be deposited in the account already specified therefore by **THE ISSUER**.

<u>NINTH</u>: THE PLACEMENT AGENT shall keep a foliated journal book, sealed by the National Securities Commission chronologically indicating the date of operation, its value and the nature (what this means) of the acquiring party. **THE ISSUER** will have access to the journal book referred to under this clause. Likewise, **THE PLACEMENT AGENTS** are bound to send such information to the National Securities Commission within the first ten (10) days of each month, together with a detailed relation of the securities placement carried out during the previous calendar month.

<u>TENTH</u>: In order to comply with Article 19 of the STANDARDS RELATED TO PUBIC OFFER AND PRIMARY PLACEMENT OF SECURITIES AND TO PUBLICITY OF ISSUANCES, **THE PLACEMENT AGENTS** are bound herein to give preference to acquisition of obligations referred to in this contract to small and medium investors. Thus, during the first five (5) business days following the beginning of placement of each series, the obligations shall only be placed between individuals and body corporate that individually acquire a maximum of ten million bolivars (Bs.10,000,000.00).

<u>ELEVENTH</u>: **THE PLACEMENT AGENTS** are bound herein to begin primary placement of series of issuance of obligations referred to in this contract, once **THE ISSUER** has complied with the publication requirements provided for in Article 7 of the

STANDARDS RELATED TO PUBIC OFFER AND PRIMARY PLACEMENT OF SECURITIES AND TO PUBLICITY OF ISSUANCES.

TWELFTH: THE PLACEMENT AGENT is bound to comply with the provisions set forth in the STANDARDS TO PREVENT, CONTROL AND SUPERVISE OPERATIONS RELATED TO CAPITAL LEGITIMIZING APPLICABLE TO THE VENEZUELAN CAPITAL MARKET, issued by the National Securities Commission and published in Official Gazette No.36.411 of March 11, 1998. In addition, **THE ISSUER** shall pay the valued added tax currently equivalent to 16%, calculated over the amount to be paid for the concept of commission to **PLACEMENT AGENTS**, pursuant to the provisions of the Decree establishing the Value Added Tax.

THE ISSUER is likewise bound to request the registration of the corresponding securities to each series with the "Bolsa de Valores de Caracas, C.A.", within the sixty (60) days following the date when the placement term of each series ends.

THIRTEENTH: Any controversy arising from the present contract shall be definitely resolved by arbitration pursuant to the Arbitration Regulations of the Arbitration Center of the Caracas Chamber of Commerce in effect at the date of controversy by one or more arbitrators appointed in compliance with those Regulations, which decisions cannot be appealed. Subpoenas or notices that may be required due to any arbitration procedure pursuant to the arbitration procedure herein shall be carried out as set forth by the Regulations of the Arbitration Center of the Caracas Chamber of Commerce to the addresses indicated at the end of this contract.

Any notice required and included herein shall be in written and will be in effect upon reception at the following addresses:

THE ISSUER: Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE PLACEMENT AGENTS:

PROVINCIAL CASA DE BOLSA, C.A.: Av. Vollmer con Av. Este O, Centro Financiero Provincial, Piso 14, Caracas, Venezuela, Apartado Postal 1010-A.

VALORES VENCRED CASA DE BOLSA, S.A.

Av. Alameda, San Bernardino, Torre Venezolano de Crédito, Casa Matriz, piso 1, ala oeste, Atención Sr. Juan Policastro H.

Four (4) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its presentation. (signed) Illegible.

BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE. CARACAS METROPOLITAN DISTRICT. SANDRA ROMERO DE NAVAS. NINTH NOTARY PUBLIC OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT, Caracas, October 18th, 2002. Historical years 192 and 143. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DIAZ, registered with Inpreabogado (Lawyer's Social Security Institute) under No.31291, was presented for its AUTHENTICATION and return as per form No.256406 as of 10/17/2002. Its grantor being present they said to be: JUAN ANTONIO LOVERA, JOSÉ AGUSTÍN ANTÓN BURGOS, JUAN BERNARDO POLICASTRO and GERONIMO PAOLINI, of legal age, domiciled in CARACAS, Venezuelan, Spaniard, Venezuelan and Venezuelan citizens, married, single, married and single, bearers of Identity card Nos. V-5.534.882, E-82.266.584, V-5.971.201 and V-5.314.601, respectively. The foregoing document was read out and compared against its originals, the copies were signed as well as the original in the presence of the Notary, the grantors declared: "ITS CONTENT IS TRUE AND OURS THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT." The notary in virtue thereof does herby declare it legally authenticated in the presence of witnesses: LISSETTE ZAMORA and JOSE SERRANO, bearers of Identity Cards Nos.12.072.461 and 4.823.709, respectively, and was registered under No. 35, Volume 212 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that physically saw the Articles of Incorporation/By-Laws of: 1) MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., registered with the Commercial Registry that was under the control of the Court of First Instance in Civil and Commercial Matters of the Federal District, as of 3/31/1950, under No.379, Volume 1-B, which last amendment was made before the Commercial Registry I of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99 under No.35, Volume 141-A-Pro; 2) Minutes of the Board of Directors as of 2/22/2002, documents evidencing the powers of

the grantor JUAN ANTONIO LOVERA V., in his capacity as Corporate Finance Vice-President to make this delivery; 3) Registration of last amendment with the Second Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of 10/7/99, under No. 5, Volume 280-A-Sgdo. evidencing the capacity and powers of JOSÉ AGUSTIN ANTON BURGOS, as President of PROVINCIAL CASA DE BOLSA, to deliver the present document; 4) Minutes of the Board of Directors of VALORES VENCRED CASA DE BOLSA, S.A. held on 8/14/2001 evidencing authorization from grantors JUAN BERNARDO POLICASTRO and GERONIMO PAOLINI, in their capacities as Capital Market Vice-President and Proxy Broker of such company to deliver the present document. For this act the Notary moved and agreed to form at: 1) Banco Venezolano de Crédito, piso 8, situated in Avenida San Bernardino, and 2) Manpa, Torre Country, piso 11, as of today at 12:00 m. and 2:00 p.m. upon request of the party concerned, made by JOSE SERRANO, I.D. No.4.823.709, Clerk II, authorized Officer pursuant to the provisions of Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Lawyer Sandra Romero de Navas (signed) Illegible.

Ninth Notary Public of Libertador Municipality of the Capital District.

GRANTORS (signed) Illegible.

WITNESSES

Lissette Zamora (signed) Illegible.

THE AUTHORIZED OFFICER

José Serrano (signed) Illegible.

<u>Translator's Note</u>:

At the upper right margin of the first folio there is a wet seal that reads as follows: "Bolivarian Republic of Venezuela. Ministry of the Interior and Justice. Caracas Metropolitan District. Ninth Notary Public of Libertador Municipality of the Capital District. Received on 10/17/02. Presentation Form No.256402. Set for 10/18/02. Tax fees (blank). At the upper left margin there is a blue wet seal that reads as follows: Nelly González Díaz (signed) Illegible. Lawyer. Inpreabogado (Lawyer's Social Security

Institute) No.31291." In the middle of these two seals there is around wet seal that reads as follows: "Bolivarian Republic of Venezuela. Ministry of the Interior and Justice. Caracas Metropolitan District. Libertador Municipality of the Capital District." At the upper right margin of each of the ten (10) folios written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 02 October 25 AM 1:51. FILE RECEIVED."---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 29th, 2002.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

Caracas, 25 de Octubre de 2002.

02 OCT 25 ... RECIBIDO

Señores:
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Att.- José Luis Vital

Anexo a la presente un (1) original y tres (3) copias de los contratos que a continuación se detallan:

1- Contrato de Agente de Colocación de las Obligaciones Quirografarias suscrito entre MANPA y Valores Vencred y Provincial Casa de Bolsa.

2- Contrato de Agente de Pago de las Obligaciones Quirografarias suscrito entre MANPA y Banco Provincial, S.A., Banco Universal.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.

FAVOR DEVOLVER
FIRMADA Y SELLADA

República Bolivariana De Venezuela
Ministerio del Interior y Justicia
Distrito Metropolitano de Caracas
Notaría Pública Novena del Municipio
Libertador del Distrito Capital
Recibido el:
Planilla de Presentación Nº
Fijado para el día:
Derechos Arancelarios:

CONTRATO DE AGENTE DE PAGO

Entre **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No.5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 22 de Febrero de 2.002, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra, **BANCO PROVINCIAL, S.A.- BANCO UNIVERSAL**, Sociedad Mercantil de este domicilio, originalmente inscrita en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el día 30 de septiembre de 1952, anotado bajo el No. 488, Tomo 2-B modificados sus Estatutos Sociales y refundidos en un solo texto según se evidencia de asiento inscrito en el citado Registro Mercantil, el 28 de Agosto del 2001, bajo el Nº 73, Tomo 166-A-Pro.., representado en este acto por sus apoderados **JOSÉ ANTONIO OTERO PORTOMEÑE,** venezolano, mayor de edad, casado, de este domicilio y titular de la Cédula de Identidad Nº 6.359.736 y **JOSÉ AGUSTÍN ANTÓN BURGOS,** de nacionalidad española, mayor de edad, soltero, de este domicilio, titular de la Cédula de Identidad Nº E-82.266.584, representación que consta de poder protocolizado; representación que consta para el primero de los nombrados de poder inscrito ante el Registro Mercantil antes mencionado, en fecha 4 de enero del año 2002, anotado bajo el Nº 32, Tomo 33-C-Pro; y para el segundo de los nombrados de poder protocolizado ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y del Estado Miranda, el 18 de diciembre de 1998, bajo el N° 35; Tomo 15-C-Pro; quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA :

El presente contrato regula los derechos y deberes que como Agente de Pago tiene **"EL BANCO"** según lo establecido en este Contrato, por el monto que efectivamente coloque **PROVINCIAL CASA DE BOLSA, C.A.** de la EMISION de Obligaciones Quirografarias al Portador, que por un monto de **OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,00)**, emitirá **"EL EMISOR".** La presente Emisión fue aprobada por la

Asamblea General Ordinaria de Accionistas celebrada el 27 de Abril del año 2.000, y según lo acordado por la Junta Directiva en su sesión de fecha 22 de Febrero del año 2.002, la misma sería colocada a través de Oferta Pública con las características y condiciones que se establecen en el presente Contrato. La Emisión a la que se hace referencia fue autorizada por la Comisión Nacional de Valores en fecha 07 de Agosto de 2002 mediante Resolución Nº 123-2002.

SEGUNDA: DESIGNACION DE EL AGENTE DE PAGO

"EL EMISOR" designa al **BANCO PROVINCIAL, S.A.- BANCO UNIVERSAL**, como Agente de Pago por el monto efectivamente colocado por **PROVINCIAL CASA DE BOLSA, C.A.**, en lo que respecta a la Emisión de Obligaciones Quirografarias al Portador, y de cada una de las series que la integran, señaladas en este contrato, cargo que es aceptado por **BANCO PROVINCIAL, S.A.- BANCO UNIVERSAL** en este mismo acto.

TERCERA :

A) CARACTERISTICAS DE LAS SERIES.

La presente emisión de obligaciones está dividida en dos (2) series, que poseen iguales características y otorgan los mismos derechos a sus tenedores. Cada una de las series tiene un vencimiento de dos (2) años y está representada por MIL TRESCIENTOS SETENTA Y OCHO (1.378) títulos con las siguientes determinaciones:

Serie 1

Cantidad De Títulos	Valor Nominal Del Título Bs.	Total Emisión Bs.
40	100.000,oo	4.000.000,oo
40	500.000,oo	20.000.000,oo
226	1.000.000,oo	226.000.000,oo
160	5.000.000,oo	800.000.000,oo
175	10.000.000,oo	1.750.000.000,oo
48	25.000.000,oo	1.200.000.000,oo
689		**4.000.000.000,oo**

Serie 2

Cantidad De Títulos	Valor Nominal Del Título Bs.	Total Emisión Bs.
40	100.000,oo	4.000.000,oo
40	500.000,oo	20.000.000,oo
226	1.000.000,oo	226.000.000,oo
160	5.000.000,oo	800.000.000,oo
175	10.000.000,oo	1.750.000.000,oo
48	25.000.000,oo	1.200.000.000,oo
689		**4.000.000.000,oo**

B) INTERESES :

Los intereses que devengarán cada una de las series que conforman la presente emisión serán variables, pagaderos por mensualidades vencidas y fijados anticipadamente por períodos mensuales dentro de los tres (3) días hábiles bancarios anteriores a la fecha de inicio de cada período de intereses, mientras haya obligaciones pendientes de rescate.

La tasa que devengará cada una de las series que conforman la presente emisión, será la que resulte mayor de las siguientes alternativas:

1. El 80% del promedio aritmético de la tasa de interés anual activa corporativa preferencial aplicada a clientes corporativos del Banco Provincial, S.A., Banco Universal, Venezolano de Crédito, S.A., Banco Universal y Banco de Venezuela S.A., Banco Universal, por concepto de contratos de préstamo y/o pagarés a plazos de treinta (30) días excluidas las del sector agrícola vigentes para la fecha de fijación.
2. El promedio aritmético de la tasa de interés anual pasiva corporativa, para depósitos a plazo fijo de treinta (30) días de clientes corporativos del Banco Provincial, S.A., Banco Universal, Venezolano de Crédito, S.A., Banco Universal y Banco de Venezuela S.A., Banco Universal, mas el 40% del diferencial que resulte entre dicha tasa y la tasa de interés anual activa corporativa preferencial, definida anteriormente.

Se entenderá por clientes corporativos, a aquellas empresas cuyas ventas anuales sean superiores a Cuarenta Mil Millones de Bolívares (Bs. 40.000.000.000,oo).

a) Los intereses se calcularán en base a un año de 360 días y meses de 30 días cada uno.
b) La compañía acepta, salvo error manifiesto, como único medio de prueba de la tasa de interés aplicable, la certificación escrita expedida por las instituciones financieras mencionadas en el apartado 1) de la presente cláusula. **"EL EMISOR"** podrá solicitar al Representante Común de los Obligacionistas, información sobre la tasa de interés aplicable

para el mes correspondiente dentro de los primeros cinco (5) días del mes cuyos intereses se deseen fijar.

c) El Representante Común de los Obligacionistas se compromete a publicar, en un (1) diario de amplia circulación nacional y, dentro de los dos (2) días hábiles bancarios posteriores al día en cual se deba efectuar la fijación de la tasa de interés para el mes siguiente, la nueva tasa de interés, una vez fijada permanecerá invariable en el transcurso de dicho mes, a excepción del primer mes el cual se publicará un (1) día antes del inicio de la oferta.

d) La fecha de pago de los intereses será el día hábil bancario siguiente al vencimiento de cada período mensual. Si llegada la fecha para el pago de intereses, no concurrieren los tenedores de los correspondientes cupones en la oportunidad debida, los respectivos montos que hayan sido previamente calculados según la tasa de interés fijada por el Representante Común de los obligacionistas, estarán a disposición de los obligacionistas en la dirección de **"EL AGENTE DE PAGO"** y no generarán ningún tipo de interés o rendimiento en favor de los tenedores de las obligaciones.

e) Cada Título consta de Un (1) cupón de capital y Veinticuatro (24) cupones de interés.

f) En caso de que **"EL EMISOR"** dejare de pagar los cupones de interés en sus respectivos vencimientos presentados por el tenedor de los mismos, se acumularán intereses de mora por cada día de atraso calculados a la tasa de interés correspondiente al/los cupón(es) de interés insolutos mas un tres por ciento (3%).

CUARTA : PLAN DE PAGO

Los títulos que integran cada una de las series que conforman la presente emisión serán redimidos a su valor nominal al vencimiento de la emisión.

REDENCIÓN ANTICIPADA (Rescate Extraordinario de Cada Serie):

"EL EMISOR" se reserva el derecho de redimir parcial o totalmente, las obligaciones que para un determinado momento se encuentren en circulación, a partir del vencimiento del primer semestre (inclusive) de la emisión de cada serie, mediante redenciones extraordinarias, en las oportunidades que fije la Junta Directiva, las cuales solo podrán ser efectuadas al final de cada semestre. Los rescates extraordinarios deberán ser por un monto no menor o igual al diez por ciento (10%) del total de la emisión, la cual se imputará en forma proporcional a cada grupo de títulos.

"EL EMISOR" notificará con treinta (30) días de anticipación al Agente de Pago y al Representante Común de los Obligacionistas del sorteo que se pretenda efectuar a estos efectos. En los casos de redención anticipada, **"EL EMISOR"** deberá cumplir con lo que se establece al respecto en las "Normas Relativas al Sistema de Sorteos para la Redención de-

Obligaciones" a los fines de la redención anticipada total o parcial de los títulos que conforman cada serie, "EL EMISOR" pagará a los tenedores de los títulos representativos de las series, además de su valor nominal y los intereses acumulados hasta la fecha de redención, una prima calculada sobre el valor nominal de cada título (Prima de Redención Anticipada). La Prima de Redención Anticipada dependerá del plazo transcurrido entre la fecha de la emisión de la serie correspondiente y la fecha de redención, de la siguiente manera:

Rescates Extraordinarios	Prima a Pagar
1er. Semestre	1.00%
2do. Semestre	0.75%
3er. Semestre	0.50%

La Compañía publicará en dos (2) diarios de alta circulación nacional y en dos (2) ocasiones diferentes, el monto del rescate extraordinario, la cantidad proporcional que corresponda a cada clase de títulos de la emisión indicándose la fecha en que habrán de cancelarse las obligaciones. El aviso deberá publicarse dentro de los quince (15) días anteriores a la celebración del sorteo y con una anticipación mínima de siete (7) días a la realización del mismo.

El valor de los títulos favorecidos por las redenciones anticipadas, se cancelará dentro de los cinco (5) días hábiles siguientes a la fecha de celebración del sorteo correspondiente. Si ofrecido el pago en la oportunidad señalada anteriormente, no concurrieren los tenedores de las respectivas obligaciones a recibir su valor en la fecha fijada, cesará desde entonces la obligación de pago de intereses sobre ella y la Compañía se liberará, depositando el valor de las Obligaciones con los intereses devengados hasta la fecha y la prima calculada sobre el valor nominal para su cancelación, en el Agente de Pago, a disposición del portador o portadores de dichas obligaciones, siendo los gastos de este procedimiento por cuenta de sus tenedores.

QUINTA : DEPOSITOS PARA PAGOS DE CAPITAL E INTERESES

"EL EMISOR" se obliga a depositar y a mantener disponible en la Cuenta Corriente N° 0108-0001-01-00203273 , que **"EL EMISOR",** mantiene en el **BANCO PROVINCIAL, S.A.- BANCO UNIVERSAL**, para el día del vencimiento de cada uno de los cupones de interés, del capital y las primas, en los casos de redención anticipada o a su vencimiento, las cantidades correspondientes a que hubiere lugar, a fin de que **"EL BANCO"**, efectúe los pagos correspondientes. A tal efecto, "**EL EMISOR"** autoriza expresamente e irrevocablemente al **AGENTE DE PAGO** para realizar los débitos necesarios a la fecha de pago respectiva. De no existir fondos disponibles y/o suficientes en la mencionada cuenta corriente, para el pago del

capital, de los intereses y/o de la prima, en caso de redención anticipada, de las Series correspondientes a la Emisión, "**EL EMISOR**" igualmente autoriza irrevocablemente a **EL AGENTE DE PAGO** para debitar de cualquier otra cuenta de depósito que éste mantenga con el **AGENTE DE PAGO**, los fondos suficientes para cubrir el total de los pagos antes descritos, siendo entendido que si alguna de dichas cuentas fuera en moneda extranjera el **AGENTE DE PAGO** queda plenamente autorizado para efectuar el antes mencionado cargo al cambio vigente para el momento en que deba efectuar el pago de la Serie de que se trate.

SEXTA : DEBERES DE "EL BANCO"

Es entendido que **BANCO PROVINCIAL, S.A.- BANCO UNIVERSAL** actuando como Agente de Pago de las Series que integran la Emisión de Obligaciones Quirografarias a la que aquí se hace referencia, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"** derivadas de la Emisión de Obligaciones Quirografarias mencionada en la Cláusula Primera de este Contrato. . Por lo tanto, el **BANCO PROVINCIAL, S.A.- BANCO UNIVERSAL**, en su carácter de Agente de Pago, no garantiza a los tenedores de Obligaciones Quirografarias, el pago de capital, intereses y/o primas en caso de redención, si **"EL EMISOR"**, no pone a disposición de **EL BANCO"**, en las fechas establecidas y en los términos establecidos en este contrato, las cantidades a que hubiere lugar.

La obligación de **"EL AGENTE DE PAGO"** de realizar, por cuenta de **"EL EMISOR"**, el pago de las obligaciones contenidas en los títulos respectivos y en los cupones de interés, está sujeta a las condiciones siguientes:

a) Que **"EL AGENTE DE PAGO"**, haya recibido la totalidad de los fondos necesarios a los fines de efectuar el pago, según lo previsto en la cláusula Quinta de éste contrato.

b) Que **"EL AGENTE DE PAGO"** haya recibido el original de los Títulos, en los casos de pago del capital o de los cupones a la fecha de sus respectivos vencimientos;

SEPTIMA : DEBERES DE "EL EMISOR"

"EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar de inmediato y por escrito a **"EL AGENTE DE PAGO"**, cualquier hecho relevante relacionado con la Emisión de Obligaciones, su circulación, su redención y el pago de los cupones, títulos y primas, y a falta de tal notificación, se considerará válido el pago hecho por **"EL AGENTE DE PAGO"**, en las condiciones del presente contrato.

OCTAVA : PAGOS POR SERVICIOS

"EL BANCO" percibirá por sus servicios como Agente de Pago : a) Una cantidad equivalente al 0,050% flat sobre el monto de los intereses que devenguen las obligaciones, pagadera en cada fecha de pago de intereses; y, b) Una cantidad equivalente al 0,065% flat calculado sobre el monto de los pagos o amortizaciones de capital.

NOVENA: TITULOS

"EL EMISOR" entregará a **"EL AGENTE DE PAGO"**, previa su distribución a los Agentes de Colocación, los títulos y sus cuponeras, para que **"EL AGENTE DE PAGO"** estampe en los mismos, como medida de seguridad, las marcas y señales que considere convenientes. **"EL AGENTE DE PAGO"**, una vez efectuado el referido marcaje, devolverá prontamente los títulos a **"EL EMISOR"** para que éste entregue los títulos a los Agentes de Colocación para su distribución. Sin embargo, **"EL EMISOR"** exonera a **"EL AGENTE DE PAGO"** de toda responsabilidad, en razón de cualquier pago de obligaciones o cupones, siempre que las respectivas obligaciones o cupones se comparen favorablemente con las obligaciones o cupones emitidos por **"EL EMISOR"**.

DECIMA : EVIDENCIA DE PAGO

Dentro de los tres (3) días hábiles bancarios siguientes a la fecha en que **"EL AGENTE DE PAGO"** haya efectuado un pago según lo previsto en este contrato, **"EL AGENTE DE PAGO"** enviará a **"EL EMISOR"** una comunicación describiendo los pagos efectuados, así como deberá remitir a **"EL EMISOR"**, los documentos que evidencien haber efectuado las respectivas retenciones de Impuesto sobre la Renta y haber enterado en una oficina receptora de fondos nacionales las sumas respectivas.

DECIMA PRIMERA : VIGENCIA

Este contrato se mantendrá vigente hasta tanto hayan sido redimidas y pagadas todas las obligaciones de las Series que integran la Emisión de Obligaciones Quirografarias identificadas en este Contrato. No obstante lo anterior, las partes, de mutuo acuerdo, podrán darlo por terminado en cualquier momento, previa notificación por escrito, con al menos treinta (30) días de anticipación.

DECIMA SEGUNDA: JURISDICCION

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR: Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

BANCO PROVINCIAL, S.A.- BANCO UNIVERSAL: Av. Este 0 con Av. Vollmer,, Centro Financiero Povincial, Apartado Postal 1010-A, San Bernandino, Caracas, Venezuela.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.

REPÚBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. SANDRA ROMERO DE NAVAS. NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, Caracas, Dieciocho (18) de Octubre del año dos mil dos (2.002). 192º y 143º. El anterior documento redactado por el abogado: **NELLY GONZÁLEZ DÍAZ**, inscrito en el Inpreabogado bajo el No: **31291**, fue presentado para su **AUTENTICACIÓN** y devolución según planilla No: **256401**, de fecha: **17-10-2002.** Presentes sus Otorgantes dijeron llamarse: **JUAN ANTONIO LOVERA, JOSÉ ANTONIO OTERO PORTOMEÑE y JOSE AGUSTÍN ANTÓN BURGOS**, mayores de edad, domiciliados en: **CARACAS**, de Nacionalidad: **VENEZOLANA, ESPAÑOLA y VENEZOLANA**, de estado civil: Casado, Soltero y Soltero, titulares de las Cédulas de Identidad Nos: **V- 5.534.882, V- 6.359.736 y E- 82.266.584**, respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario en tal virtud lo declara legalmente Autenticado en presencia de los testigos: **LISSETTE ZAMORA** y **JOSE SERRANO**, titulares de las cédulas de Identidad Nos: **12.072.461** y **4.823.709**, respectivamente, quedando anotado bajo el No: **34**, Tomo: **212**, de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista Documento Constitutivo Estatutario de: **1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, inscrito por ante el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Civil y Mercantil del Dtto. Federal, el 31-3-1950 bajo el Nº 379, Tomo 1-B., cuya ùltima modificaciòn fuè efectuada por ante el Registro Mercantil I de la Circunscripciòn Judicial del Dtto. Federal y Edo. Miranda, en fecha: 14-07-99, bajo el No. 35, tomo 141-A-Pro., **2)** Acta de Junta Directiva de fecha: 22-02-2002, documentos en los cuales se evidencian las facultades del otorgante **JUAN ANTONIO LOVERA V.**, en su carácter de **Vicepresidente Corporativo de Fianzas** para realizar el presente otorgamiento; **3)** Poder protocolizado por ante el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, en fecha: 04-01-2002, anotado bajo el No. 32, tomo 33-C-Pro; en el cual constan las atribuciones de **JOSÉ ANTONIO OTERO P.**, como apoderado de **BANCO PROVINCIAL, S.A., BANCO UNIVERSAL,** para realizar el presente acto; **4)** Poder protocolizado por ante el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, en fecha: 18-12-98, anotado bajo el No. 35, tomo 15-C-Pro; en donde se evidencia el carácter y atribuciones de **JOSÉ AGUSTÍN ANTÓN BURGOS,** como apoderado de **BANCO PROVINCIAL, S.A., BANCO UNIVERSAL,** para otorgar el presente documento.- Para este acto la

.../...

Notaría se trasladó y constituyó en: **1) Banco Provincial**, piso 15, situado en Av. Wollmer, y **2) Manpa**, Torre Country Club, piso 11, hoy a las: __________ y __________, a petición de parte interesada, realizado por: **JOSE SERRANO** C.I. Nº: **4.823.709,** escribiente: II, Funcionario autorizado de conformidad con el Artículo 29 del Reglamento de Notarías Públicas.

LA NOTARIO PÚBLICO.- **LOS OTORGANTES.-**

NOTARIO PUBLICO NOVENO DEL MUNICIPIO LIBERTADOR DEL DTTO. CAPITAL

LOS TESTIGOS.-

LISSETTE ZAMORA

JOSE SERRANO
EL FUNCIONARIO AUTORIZADO

Los Timbres Fiscales correspondientes al presente Duplicado, Fueron inutilizados en el Original de conformidad con lo establecido en la Ley de Timbre Fiscal, Capítulo III, Artículo 35.

CONTRATO DE COLOCACIÓN

Entre **Manufacturas del Papel, C.A. (MANPA) S.A.C.A.,** fundada en 1950, sociedad mercantil domiciliada en Caracas, inscrita originalmente por ante el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, en fecha 31 de marzo de 1950, bajo N° 379, Tomo 1-B (Expediente 3.251) y cuya última modificación a sus Estatutos Sociales, fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de julio de 1999, bajo Nº 35, Tomo 141-A Pro en lo adelante denominada **"EL EMISOR"**, representada en este acto por el Sr. Juan Antonio Lovera V., venezolano, mayor de edad, domiciliado en Caracas y titular de la Cédula de Identidad Nº V- 5.534.882, procediendo en su carácter de Vicepresidente Corporativo de Finanzas y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 884 del 22 de Febrero de 2.002, por una parte, y por la otra **PROVINCIAL CASA DE BOLSA, C.A.**, inicialmente denominada NEGOCIADORA NACIONAL DE VALORES, C.A. Sociedad de Comercio inscrita ante el Registro Mercantil Primero de la Circunscripción Judicial del Estado Zulia, el día 14 de octubre de 1988, bajo el Nº 69, Tomo 72-A; modificados sus Estatutos Sociales en esa misma Oficina de Registro, el día 22 de marzo de 1990, bajo el Nº 20, Tomo 27-A; e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el día 4 de septiembre de 1990, bajo el Nº 80, Tomo 128-A-Sgdo, reformados sus Estatutos Sociales en varias oportunidades ante esa misma Oficina de Registro siendo la última modificación en la cual consta su denominación actual de fecha 7 de octubre de 1999, bajo el Nº 5, Tomo 280-A-Sgdo; representada en este acto por su Presidente, JOSE AGUSTIN ANTON BURGOS, mayor de edad, soltero, de este domicilio, titular de la Cédula de Identidad No. E-82.266.584, suficientemente autorizado para este acto por los Estatutos de su representada; **VALORES VENCRED CASA DE BOLSA, S.A.**, Sociedad Mercantil de este domicilio inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el día 18 de Noviembre de 1985, anotado bajo el Nº 2, Tomo 39-a-pro, representada en este acto por **JUAN BERNARDO POLICASTRO y GERONIMO PAOLINI,** venezolanos, mayores de edad, de este domicilio y titulares de las cédulas de identidad Nº 5.971.201 y 5.314.601 respectivamente, procediendo en su carácter de Vicepresidente de Mercado de Capitales y Corredor Apoderado, suficientemente facultados para este acto en reunión de Junta Directiva de su representada, celebrada el día 14 de Agosto de 2001, quien en lo adelante y a los efectos de este contrato se denominarán **"LOS AGENTES DE COLOCACION"**, se ha convenido en celebrar el contrato de colocación, contenido en las cláusulas siguientes:

PRIMERA: ACUERDO DE EMISIÓN: La Asamblea Extraordinaria de Accionistas de **"EL EMISOR"**,

celebrada el 27 de Abril de 2.001, aprobó una propuesta para la emisión Obligaciones Quirografarias hasta por un monto de **OCHO MIL MILLONES DE BOLÍVARES (Bs. 8.000.000.000,00).** La misma Asamblea delegó a su vez en la Junta Directiva las más amplias facultades para determinar las condiciones de cada emisión que se pretendiera realizar. La emisión a la que se hace referencia fue autorizada por la Comisión Nacional de Valores mediante Resolución Nº 123- 2002 de fecha 07 de agosto de 2002.

SEGUNDA: DESIGNACIÓN Y ATRIBUCIONES DE " LOS AGENTES DE COLOCACION": "EL EMISOR" designa a **PROVINCIAL CASA DE BOLSA, C.A** y **VALORES VENCRED CASA DE BOLSA, S.A** quienes mediante la firma del presente contrato aceptan tal designación, como **" LOS AGENTES DE COLOCACION"** para las Series correspondientes a la Emisión con base a la autorización señalada en la Cláusula Primera de este Contrato, y por los montos que de mutuo acuerdo con **"EL EMISOR"** hayan convenido colocar.

" LOS AGENTES DE COLOCACION" estarán encargados de: a) Procurar en Base a Mayores Esfuerzos, dentro del plazo establecido para ello, la colocación de los títulos representativos de las Obligaciones de cada una de las Series y montos de éstas cuya colocación hayan convenido efectuar de mutuo acuerdo con **"EL EMISOR"**; b) Emitir los recibos provisionales por las colocaciones que se efectúen a través de su intermediación, los cuales podrán ser canjeados a solicitud del respectivo inversionista por títulos de la Serie de que se trate. **"LOS AGENTES DE COLOCACION"** deberán entregar al Agente de Pago y Custodio de los títulos, indicado por **"EL EMISOR"**, una lista que indique el nombre o denominación social del inversionista y los títulos de que se trate; y, c) efectuar cualquier trámite que considere necesario para la eficiente colocación de dichos títulos.

TERCERA: La Junta Directiva de **"EL EMISOR"** en su reunión celebrada en fecha 22 de Febrero del año 2.002; en uso de las atribuciones conferidas por la Asamblea de Accionistas citada en la Cláusula Primera de este contrato y dentro de los márgenes permitidos por la misma, decidió efectuar la emisión y oferta pública de Obligaciones Quirografarias al Portador Emisión 2.002 y procedió a establecer las siguientes características para la mencionada emisión de obligaciones:

Naturaleza y Monto de la Emisión: Obligaciones Quirografarias al Portador hasta por la cantidad de **OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,00).** La emisión estará conformada por dos (2) series con iguales características y que otorgan los mismos derechos a sus tenedores, por **CUATRO MIL MILLONES DE BOLÍVARES (Bs. 4.000.000.000,oo)** cada una, las cuales podrán ser emitidas en oportunidades distintas. El monto nominal de las series en circulación no podrá ser mayor en ningún momento al monto global autorizado.

Vencimiento: Dos (2) años contados a partir de la fecha de inicio de Oferta Pública de cada una de las series que conforman la emisión.

Denominación de los Títulos: Las obligaciones representativas de la emisión estarán representadas por MIL TRESCIENTOS SETENTA Y OCHO (1.378) títulos, con las denominaciones que se detallan a continuación:

Cantidad de Títulos	Valor Nominal del Título Bs.	Total Emisión Bs.
80	100.000	8.000.000
80	500.000	40.000.000
452	1.000.000	452.000.000
320	5.000.000	1.600.000.000
350	10.000.000	3.500.000.000
96	25.000.000	2.400.000.000
1.378		**8.000.000.000,**

Características de las Series: La presente emisión de Obligaciones Quirografarias al Portador está dividida en dos (2) series que tienen las mismas características y otorgan a sus tenedores los mismos derechos. Cada una de las series tiene un vencimiento de dos (2) años contados a partir de la fecha de inicio de la Oferta Pública de las mismas y están conformadas por **Seiscientos Ochenta y Nueve (689) títulos** cada una, tal y como se detalla a continuación:

Serie 1

Cantidad De Títulos	Valor Nominal del Título Bs.	Total Emisión Bs.
40	100.000	4.000.000
40	500.000	20.000.000
226	1.000.000	226.000.000
160	5.000.000	800.000.000
175	10.000.000	1.750.000.000
48	25.000.000	1.200.000.000,
689		**4.000.000.000**

Serie 2

Cantidad De Títulos	Valor Nominal del Título Bs.	Total Emisión Bs.
40	100.000	4.000.000
40	500.000	20.000.000
226	1.000.000	226.000.000
160	5.000.000	800.000.000
175	10.000.000	1.750.000.000
48	25.000.000	1.200.000.000
689		**4.000.000.000**

Intereses: El mecanismo de fijación de la tasa de interés para la emisión de Obligaciones Quirografarias al Portador de **"EL EMISOR"** será el que resulte mayor de las siguientes alternativas:

a) El 80% del promedio aritmético de la tasa de interés anual activa corporativa preferencial aplicada a clientes corporativos del Banco Provincial, S.A., Banco Universal, Venezolano de Crédito, S.A., Banco Universal y Banco de Venezuela S.A., Banco Universal, por concepto de contratos de préstamo y/o pagarés a plazos de treinta (30) días excluidas las del sector agrícola vigentes para la fecha de fijación.

b) El promedio aritmético de la tasa de interés anual pasiva corporativa, para depósitos a plazo fijo de treinta (30) días de clientes corporativos del Banco Provincial, S.A., Banco Universal, Venezolano de Crédito, S.A., Banco Universal y Banco de Venezuela S.A., Banco Universal, mas el 40% del diferencial que resulte entre dicha tasa y la tasa de interés anual activa corporativa preferencial, definida anteriormente.

Se entenderá por clientes corporativos, aquellas empresas cuyas ventas anuales sean superiores a Cuarenta Mil Millones de Bolívares (Bs. 40.000.000.000,oo).

Si mientras estuvieren en circulación las obligaciones quirografarias a las que se refiere este contrato algunas de las instituciones bancarias antes mencionadas no estuviere en capacidad de realizar la fijación de la tasa de interés en un determinado mes, el Representante Común de los Obligacionistas conjuntamente con **"EL EMISOR"** designará la nueva institución financiera, previa aprobación de la Comisión Nacional de Valores, para estos fines.

Los Intereses serán variables, pagaderos por mensualidades vencidas y fijados anticipadamente por períodos mensuales dentro de los tres (3) días hábiles bancarios anteriores a la fecha de inicio de cada período de intereses, mientras haya obligaciones pendientes de rescate, y se calcularán en base a un año de trescientos sesenta días (360) por meses de treinta (30) días. La fecha de pago de los intereses será el día hábil bancario siguiente al vencimiento de cada mes.

En caso de imposibilidad de determinación de la tasa de interés a través de los mecanismos descritos,

El Representante Común de los Obligacionistas se compromete a definir una nueva alternativa para el establecimiento de la misma, previa aprobación de la Comisión Nacional de Valores. El Representante Común de los Obligacionistas se compromete a publicar dentro de los tres (3) días hábiles bancarios posteriores a la fecha de fijación, en un diario de alta circulación nacional, la nueva tasa de interés que devengarán las obligaciones en el mes inmediatamente siguiente, la cual una vez fijada, permanecerá invariable por el transcurso de dicho mes, a excepción del primer mes el cual se publicará un día antes del inicio de la oferta.

Precio de Colocación: El precio de colocación al público de las obligaciones estará integrado por el 100% del valor nominal, mas los intereses acumulados desde la fecha de inicio de la colocación primaria hasta el día inmediato anterior a la venta, ambos inclusive.

Sistema de Colocación: "EL EMISOR" ha designado a **PROVINCIAL CASA DE BOLSA, C.A.** y **VALORES VENCRED CASA DE BOLSA, S.A**, para que actúen como **"AGENTES DE COLOCACION"** de la presente Oferta Pública de Obligaciones Quirografarias al Portador mediante el sistema "A Mayores Esfuerzos".

"LOS AGENTES DE COLOCACION" procurarán la colocación de cada una de las series que conforman la emisión de obligaciones objeto del presente contrato, dentro del plazo de noventa (90) días hábiles bancarios, a partir de la fecha de inicio de la oferta pública de cada serie, representada por la fecha indicada en el aviso correspondiente publicado en un diario de alta circulación nacional.

Redención de las obligaciones: Las obligaciones serán redimidas en su totalidad mediante un pago único, por su valor nominal y en dinero efectivo al vencimiento de cada una de las series de la emisión, siempre y cuando sea un día de actividad bancaria en Caracas, de lo contrario será el día hábil bancario inmediatamente posterior. Si llegada la fecha para el pago del monto principal, no concurrieren al cobro los tenedores de los correspondientes títulos, los montos del principal estarán a la disposición de los obligacionistas en la dirección del agente de pago. Dichos montos no generarán ningún tipo de interés, o rendimiento a favor de los tenedores de las obligaciones. **"EL EMISOR"** se reserva el derecho de redimir parcial o totalmente, mediante redenciones extraordinarias, en las oportunidades que fije la Junta Directiva, las obligaciones que para un determinado momento se encuentren en circulación, a partir del vencimiento del primer semestre (inclusive) de la emisión de cada serie , las cuales solo se efectuarán al final de cada semestre de cada Serie. Los rescates extraordinarios deberán ser por un monto no menor o igual al diez por ciento (10%) del total de la emisión, la cual se imputará en forma proporcional a cada grupo de títulos.

En caso de rescate anticipado, **"EL EMISOR"** deberá cumplir con lo que se establece al respecto en las "NORMAS RELATIVAS AL SISTEMA DE SORTEOS PARA LA REDENCIÓN DE OBLIGACIONES" y en estos casos, **"EL EMISOR"** pagará a los tenedores de las obligaciones el valor nominal de las mismas,

los intereses vencidos y una prima sobre el valor nominal de acuerdo a la siguiente escala:

Rescates Extraordinarios	Prima a Pagar
1er. Semestre	1.00%
2do. Semestre	0.75%
3er. Semestre	0.50%

"EL EMISOR" publicará en dos (2) diarios de alta circulación nacional y en dos ocasiones diferentes el monto del rescate anticipado, la cantidad proporcional que corresponda a cada clase de títulos de la emisión indicándose la fecha en que habrán de cancelarse las obligaciones. El aviso deberá publicarse dentro de los quince (15) días anteriores a la celebración del sorteo y con una anticipación de siete (7) días a la realización del mismo. Si ofrecido el pago de esta forma no concurrieren los tenedores de las respectivas obligaciones, a recibir su valor en la fecha fijada, cesará desde entonces la obligación de pago de intereses sobre ella y **"EL EMISOR"** se librará, entregando el valor de las obligaciones, el monto de la prima y los intereses devengados hasta la fecha en que debieron presentarse para su cancelación en las oficinas del agente de pago y a la orden de los obligacionistas.

CUARTA: INFORMACIÓN SUMINISTRADA POR "EL EMISOR" Y PAGO DE LOS TÍTULOS: "EL EMISOR" declara expresamente que toda la información corporativa, operativa, financiera, legal así como cualquier otra información suministrada a la Comisión Nacional de Valores a los fines de obtener la respectiva autorización para la Emisión y Oferta Pública de Obligaciones Quirografarias a que se refiere este contrato o la proporcionada al público en general con motivo de dicha emisión, ha sido elaborada exclusiva y directamente por **"EL EMISOR"** y/o por los asesores especiales de este último. En consecuencia, **"LOS AGENTES DE COLOCACION"** no serán responsables frente a **"EL EMISOR"**, a la Comisión Nacional de Valores, ni frente a los inversionistas o tercero alguno, por la veracidad, autenticidad o suficiencia de la información. **"EL EMISOR"** y sus asesores especiales serán los únicos responsables frente a la Comisión Nacional de Valores, a " **LOS AGENTES DE COLOCACION"**, a los inversionistas y terceros, por la veracidad, autenticidad y suficiencia de la información contenida en el prospecto, en los instructivos y en cualesquiera otros documentos relativos a la Oferta Pública de Obligaciones. Asimismo, **"LOS AGENTES DE COLOCACION"** no serán responsables frente a la Comisión Nacional de Valores, los inversionistas y terceros por la solvencia de **"EL EMISOR"** ni por el pago de los títulos al vencimiento de los mismos.

QUINTA: TRÁMITE: Las partes convienen expresamente que la solicitud de autorización ante la Comisión Nacional de Valores para hacer la oferta pública de **"LA EMISIÓN"** será tramitada y elaborada por **"EL EMISOR"**. Asimismo, todos los trámites y gastos correspondientes a la impresión

de los prospectos, impresión de los títulos, inscripción en la Bolsa de Valores, gastos legales y publicidad relativa a la colocación de las series, estarán a cargo de **"EL EMISOR"**. Los gastos en que incurran **"LOS AGENTES DE COLOCACION"** por cuenta de **"EL EMISOR"** requerirán la previa autorización por escrito de éste. **"EL EMISOR"** se obliga, como estructurador de la Emisión a que se contrae este Contrato a llevar a cabo ante la Comisión Nacional de Valores cualesquiera otras solicitudes y trámites requeridos para la obtención de las autorizaciones a que haya lugar con motivo de la mencionada Emisión y su colocación.

SEXTA: "LOS AGENTES DE COLOCACION" se distribuirán el monto total de las obligaciones en la proporción que seguidamente se señala:

VALORES VENCRED CASA DE BOLSA, S.A. SESENTA Y SEIS PUNTO SESENTA Y SEIS POR CIENTO (66,66 %)

PROVINCIAL CASA DE BOLSA, C.A.,TREINTA Y TRES PUNTO TREINTA Y CUATRO POR CIENTO (33,34%),

"LOS AGENTES DE COLOCACION" se obligan a efectuar la colocación primaria de los montos asignados mediante el sistema de colocación "EN BASE A LOS MAYORES ESFUERZOS" definido en el numeral 10 del artículo 1 de las "NORMAS RELATIVAS A LA OFERTA PÚBLICA Y COLOCACIÓN PRIMARIA DE TÍTULOS VALORES Y A LA PUBLICIDAD DE LAS EMISIONES". La asignación se mantendrá vigente por un plazo de quince (15) días hábiles bancarios contados a partir de la fecha de la asignación, los cuales podrán ser renovados por periodos iguales.

SEPTIMA: La colocación de cada una de las series de las obligaciones será efectuada al cien por ciento (100%) de su valor nominal más los intereses acumulados, contados a partir de la fecha de inicio de la colocación primaria de la respectiva serie, representada por la fecha indicada en el aviso correspondiente publicado en un diario de alta circulación nacional, hasta el día inmediato anterior a la venta antes inclusive. Al efectuar la venta, **"LOS AGENTES DE COLOCACION"** entregarán a sus clientes un recibo por el valor nominal de las obligaciones colocadas, más los intereses acumulados desde la fecha de inicio de la colocación primaria de cada una de las series hasta el día anterior a la fecha de la venta, ambas inclusive. **"LOS AGENTES DE COLOCACION"** entregarán diariamente a **"EL EMISOR"** los fondos recaudados por las ventas efectuadas conjuntamente con un formulario especial diseñado por éste en el cual se relacionan los detalles de cada operación realizada. **"EL EMISOR"** le entregará a su vez los certificados provisionales y un recibo relativo a cada operación de venta. **"EL EMISOR"** queda obligado a canjear los certificados provisionales por los títulos definitivos cuyo valor equivale a la cantidad que conste en los respectivos certificados provisionales dentro de los sesenta (60) días siguientes al vencimiento del periodo de colocación de cada una de las series.

OCTAVA: REGIMEN DE COMISIONES:

PROVINCIAL CASA DE BOLSA, C.A y **VALORES VENCRED CASA DE BOLSA, S.A.,** en su carácter de **"AGENTES DE COLOCACIÓN"** de las Obligaciones Quirografarias al Portador referidas en el presente contrato, percibirán como remuneración por los servicios prestados el uno por ciento (1,00%) "Flat" sobre el valor nominal de las obligaciones que hubiere colocado. Dicha comisión será pagada por **"EL EMISOR"** dentro de los cinco (5) días hábiles bancarios siguientes a la fecha de recepción de los fondos producto de la colocación, dicha comisión estará sujeta a la retención del impuesto sobre la renta. Queda expresamente establecido que los fondos provenientes de las ventas, realizadas por **"LOS AGENTES DE COLOCACION"** deberán ser depositados en la cuenta indicada a tal efecto por **"EL EMISOR"** con anticipación.

NOVENA: "LOS AGENTES DE COLOCACION" deberán llevar un libro de diario foliado y sellado por la Comisión Nacional de Valores donde se indicará en forma cronológica la fecha de la operación, el valor de la misma y la naturaleza (esto qué quiere decir) del adquiriente. **"EL EMISOR"** tendrá acceso al libro a que se refiere esta cláusula. Asimismo, **"LOS AGENTES DE COLOCACION"** se comprometen a enviar dicha información a la Comisión Nacional de Valores dentro de los diez (10) primeros días de cada mes, con la relación detallada de la colocación de los títulos efectuada en el mes calendario precedente.

DECIMA: A fines de dar cumplimiento al Artículo 19 de las "NORMAS RELATIVAS A LA OFERTA PÚBLICA Y COLOCACIÓN PRIMARIA DE TÍTULOS DE VALORES Y A LA PUBLICIDAD DE LAS EMISIONES", **"LOS AGENTES DE COLOCACION"** se obligan a dar preferencia para la adquisición de obligaciones a las que se refiere este contrato a pequeños y medianos inversionistas, en tal sentido, durante los primeros cinco (5) días hábiles siguientes al inicio de la colocación de cada una de las series, las obligaciones solo deberán ser colocadas entre personas naturales y jurídicas que individualmente adquieran un máximo de diez millones de bolívares (Bs.10.000.000,oo).

DECIMA PRIMERA: "LOS AGENTES DE COLOCACION" se obligan a iniciar la colocación primaria, de las series de la emisión de obligaciones a que se refiere este contrato, una vez que **"EL EMISOR"** haya cumplido con los requisitos de publicación contemplados en el Artículo 7 de las "NORMAS RELATIVAS A LA OFERTA PÚBLICA Y COLOCACIÓN PRIMARIA DE TÍTULOS DE VALORES Y A LA PUBLICIDAD DE LAS EMISIONES".

DECIMA SEGUNDA: "LOS AGENTES DE COLOCACION" se obligan a cumplir con lo establecido en "LAS NORMAS SOBRE LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 del 11 de marzo de 1998. Adicionalmente, **"EL EMISOR"** deberá pagar el impuesto al valor agregado actualmente equivalente

al 1[illegible]%, calculado sobre el monto a cancelar por concepto de comisión a **"LOS AGENTES DE COLOCACION"**, de conformidad con lo establecido en el Decreto que establece el Impuesto al Valor Agregado.

"EL EMISOR" se obliga, igualmente, a solicitar la inscripción de los títulos correspondientes a cada serie en la Bolsa de Valores de Caracas, C.A., dentro de los sesenta (60) días siguientes a la fecha en que concluya el plazo de colocación de cada serie.

DÉCIMA TERCERA: Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento, siendo inapelable el laudo arbitral que dicho ente produzca. Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma señalada en el Reglamento del Centro de Arbitraje de la Cámara de Comercio de Caracas.

Todas las notificaciones requeridas y contempladas en este contrato, deben ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR: Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

LOS AGENTES DE COLOCACIÓN:

PROVINCIAL CASA DE BOLSA, C.A.: Av. Vollmer con Av. Este 0, Centro Financiero Provincial, Piso 14, Caracas, Venezuela, Apartado Postal 1010-A..

VALORES VENCRED CASA DE BOLSA, S.A

Av. Alameda, San Bernardino, Torre Venezolano de Crédito, Casa Matriz, piso 1, ala oeste, Atención Sr. Juan Policastro H.

Se hacen cuatro (4) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación

REPUBLICA DE VENEZUELA DIA 18 MES 10 AÑO 01 100 BOLIVARES SENIAT

REPUBLICA DE VENEZUELA DIA 18 MES 10 AÑO 01 100 BOLIVARES SENIAT

H-99 A4875170 1.000 MIL BOLIVARES SENIAT

H-99 A4875173 1.000 MIL BOLIVARES SENIAT

REPÚBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. SANDRA ROMERO DE NAVAS. NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, Caracas, Dieciocho (18) de Octubre del año dos mil dos (2.002). 192° y 143°. El anterior documento redactado por el abogado: **NELLY GONZÁLEZ DÍAZ**, inscrito en el Inpreabogado bajo el No: **31291**, fue presentado para su **AUTENTICACIÓN** y devolución según planilla No: **256402**, de fecha: **17-10-2002.** Presentes sus Otorgantes dijeron llamarse: **JUAN ANTONIO LOVERA, JOSE AGUSTÍN ANTÓN BURGOS, JUAN BERNARDO POLICASTRO y GERONIMO PAOLINI**, mayores de edad, domiciliados en: **CARACAS**, de Nacionalidad: Venezolano, Española, Venezolano y Venezolano, de estado civil: casado, soltero, casado y soltero, titulares de las Cédulas de Identidad Nos: **V-5.534.882, E- 82.266.584, V- 5.971.201 y V- 5.314.601**, respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario en tal virtud lo declara legalmente Autenticado en presencia de los testigos: **LISSETTE ZAMORA** y **JOSE SERRANO**, titulares de las cédulas de Identidad Nos: **12.072.461** y **4.823.709**, respectivamente, quedando anotado bajo el No: **35**, Tomo: **212**, de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista Documento Constitutivo Estatutario de: **1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, inscrito por ante el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Civil y Mercantil del Dtto. Federal, el 31-3-1950 bajo el N° 379, Tomo 1-B., cuya ùltima modificaciòn fuè efectuada por ante el Registro Mercantil I de la Circunscripciòn Judicial del Dtto. Federal y Edo. Miranda, en fecha: 14-07-99, bajo el No. 35, tomo 141-A-Pro., **2)** Acta de Junta Directiva de fecha: 22-02-2002, documentos en los cuales se evidencian las facultades del otorgante **JUAN ANTONIO LOVERA V.**, en su carácter de **Vicepresidente Corporativo de Fianzas** para realizar el presente otorgamiento; **3)** Inscripción de la última modificación inscrita por ante el Registro Mercantil II de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, en fecha: 07-10-99, anotado bajo el No. 5, tomo 280-A-Sgdo.; en donde se evidencia el carácter y atribuciones de **JOSÉ AGUSTIN ANTON BURGOS,** como Presidente de **PROVINCIAL CASA DE BOLSA,** para otorgar el presente documento; **4)** Acta de Junta Directiva de **VALORES VENCRED CASA DE BOLSA, S.A.,** celebrada en fecha: 14-08-2001, en la cual se evidencia la autorización de los otorgantes **JUAN BERNARDO POLICASTRO y GERONIMO PAOLINI,** en su

.../...

carácter de Vicepresidente de Mercado de Capitales y Corredor Apoderado de dicha sociedad mercantil para otorgar el presente documento.- Para este acto la Notaría se trasladó y constituyó en: **1) Banco Venezolano de Crédito**, piso 8, situado en Av. Alameda San Bernardino, **2) Manpa**, Torre Country Club, piso 11, y **3) Banco Provincial**, piso 15, situado en Av. Wollmer, hoy a las: 12 M, 1 PM y _________, a petición de parte interesada, realizado por: **JOSE SERRANO** C.I. Nº: **4.823.709,** escribiente: II, Funcionario autorizado de conformidad con el Artículo 29 del Reglamento de Notarías Públicas.

LA NOTARIO PUBLICO.-

LOS OTORGANTES.-

LOS TESTIGOS.-

LISSETTE ZAMORA

JOSE SERRANO

EL FUNCIONARIO AUTORIZADO